Form 10-K, Exhibit 13
period 1994-07-30
PALL CORP
filed 1994-10-21
CIK 75829

                                                                     EXHIBIT 13


PATIENT PROTECTION, HOSPITAL AND BLOOD BANK

(FIGURE 1)

50% of Health Care Sales

(Millions of $)
Market Potential - $4,050

1994 Sales - $176.3

1993 Sales - $181.4

FISCAL 1994 IN REVIEW

We accomplished a great deal toward the goal of routine filtration of blood components in 1994. There is now universal agreement among the blood banking community that removing leukocytes from blood components provides documented benefits.

         Pall's work to establish blood filtration processing requirements and hospital supply routes to meet the growing demands for blood bank filtered blood components is required preparation for future growth. The results of this effort are showing up in a 30% increase in sales to blood banks. We are working in partnership with blood providers because it is clear to them, and to us, that to achieve universal filtration of blood, much of that filtration must take place in the blood bank.

         There is now movement towards establishing broad "standard of care" policies requiring filtration for a rapidly broadening range of patient categories. We are supporting this with product configurations and training of user personnel suitable for blood banks. We are well situated to meet the requirements of both our blood bank and hospital customers.

         Strategic partnerships have been formed with key manufacturers like Miles, Haemonetics and Baxter. We also signed exclusive use contracts with key blood processing organizations. In the U.S. these include the American Red Cross, Blood Services, Inc. and the New York Blood Center. In France and England, there are significant contractual commitments to Pall with others to follow. These alliances and customer agreements will hasten the availability of leukocyte depleted blood components for all patients.

         Meanwhile, the spectre of governmental health care reform created dramatic changes and uncertainty in the health care marketplace in fiscal 1994. American hospitals are now caught up in a frenzy of cost cutting and cost containment measures. In Europe, particularly in Germany, governments have also tightened control of health care expenditures. We note, however that routine filtration as a health care standard is rapidly growing with France, Italy and Finland leading the way. In Japan, the use of filters is reimbursed by the Ministry of Health. Most countries are actively developing leukocyte removal policies and budgets.


(FIGURE 2)

BLOOD TRANSFUSION FILTRATION

Unit and price growth of leukocyte removal filters to blood banks was 19% for the year and represents 21% of blood filter sales. This trend in blood processing filters is encouraging progress towards achieving our goal of 100% filtration.

         Pall's line of leukoreducing filters provides the highest degree of patient protection against the well documented hazards of leukocytes. They reduce transfusion complications and their associated costs, often saving lives in the process. Equally motivating is the growing evidence that unfiltered blood causes expensive complications and patient exposure to viral and other complications.

         To the blood banking community, we offer a broad range of options for the production of leukocyte reduced blood components. Our RC300 filter, incorporated into the Miles Leukotrap RC* blood collection system, serves as the blood collection unit at the time of blood donation. Pall's BPF4 processing filter system can be used at any time during the storage life of blood to deplete leukocytes from packed red blood cells.

(FIGURE 3)

(FIGURE 4)

BREATHING CIRCUIT FILTRATION

Issues such as the increasing incidence of tuberculosis worldwide have heightened awareness of the need for patient and staff protection. Pall's breathing circuit filters protect patients and care givers from bacterial and viral contamination in surgery during anesthesia, in intensive care units, and in pulmonary function testing laboratories.

         During recent months Pall breathing filters have been chosen by Australian authorities to prevent the spread of Hepatitis C virus as a result of patient cross-contamination of breathing and anesthesia circuits during surgery. Sales of our breathing circuit filters have been brisk as a result.

         The unique ability of Pall's breathing circuit filters to prevent the passage of liquid and airborne contaminants provides unparalleled filtration protection. Pall's Pro-Tec filters for pulmonary function testing are reported to reduce the probability of patient cross-contamination to one in a million.

INTRAVENOUS FILTRATION

Pall filters for intravenous therapy protect patients from inadvertent contamination of IV fluids that can cause phlebitis, air embolism, infection, sepsis and fever. The ability of the Pall Posidyne filter membrane to retain bacterial endotoxins allows both IV filter and administration sets to be used for up to 96 hours protecting patients and saving money in the hospital and home care setting.

         New Pall filters for Total Nutrient Admixtures (TNA) were introduced in our fourth quarter. They provide protection to patients receiving intravenous feeding emulsions - a new sales opportunity for us.

EXTRACORPOREAL FILTRATION

During cardiopulmonary bypass surgery the patient's blood passes through the extracorporeal (outside the body) circuit. When blood contacts these tubing surfaces, leukocytes are activated, causing reactions that result in post-surgical complications.

- -------------------
* Leukotrap RC is a registered trademark of Miles Inc.

(FIGURE 5)

         Pall's LeukoGuard arterial filter protects patients from their own activated leukocytes as well as from particulates in the extracorporeal circuit. Research in the U.S. and Japan concluded that patients protected by the LeukoGuard filter spent less time post-surgically on a ventilator, less time overall in the hospital, and generated lower patient charges during their hospital stay.

FACTORS FUELING GROWTH

Leukocytes are contaminants in red cell and platelet transfusions and serve no useful purpose. To the contrary, leukocytes in blood products carry or reactivate viruses, cause serious transfusion reactions and suppress the patient's immune system. With increasing evidence that transfused leukocytes contribute to post-operative infections, leukocyte depletion is now expanding to include blood transfused during surgery. Since the majority of blood is transfused to surgery patients, we see this as a growing opportunity.

         Pall's new Autostop filter, ATS, an integral part of the Miles Leukotrap RC-PL* blood collection system, promises to revolutionize the production of platelets from whole blood. After whole blood is collected and centrifuged, the ATS series filter removes the leukocytes from platelet rich plasma, and through mechanical separation improves the harvest of valuable platelets and plasma.

         Pall's Automated Blood Processing system will bring to blood centers a highly efficient means to reduce leukocytes and enhance plasma harvest with the Leukotrap RC-PL blood collection set. Good Manufacturing Practices based on pharmaceutical manufacturing models are now required at blood centers. These, along with significant savings in labor costs, will create a strong demand for Pall's Automated Blood Processing system.

         An aging population and health care cost containment issues will lead to increasing numbers of patients receiving IV and transfusion therapies in the home. The most common therapies in home care are antibiotics, pain management, chemotherapy, total parenteral nutrition and respiratory therapy. The ease of use and patient safety benefits of Pall products make them particularly well suited to the less well controlled home care environment.

OUTLOOK FOR FISCAL 1995 AND BEYOND

As we look to 1995 and beyond, we expect top-line growth in the patient protection market segment to be above the corporate average.

         Public attention on health issues including resistant and highly transmissible diseases among hospitalized patients is growing - so is the intense awareness among hospital staff to contain and prevent their own exposure to blood and airborne diseases. These realities ensure a growing demand for Pall's protection through filtration.

         As medical technology becomes more sophisticated, it is opening up new opportunities for Pall to supply other health care manufacturers with custom devices. We are pursuing these aggressively.

         One large area of activity is the rapidly expanding area of drug delivery systems. Here we are working in diverse areas such as novel membrane-based ophthalmic delivery systems, the sterile venting of intravenous drug delivery sets and devices to improve the outcome of artificial insemination.

         In blood banks and hospitals, in clinics and in the home health care setting, Pall is pursuing myriad applications for its technology.

- -----------------------
* Miles Leukotrap RC-PL is a registered trademark of Miles Inc.

BIOSUPPORT AND OEM DIAGNOSTICS

(FIGURE 6)

7% of Health Care Sales

(Millions of $)
Market Potential - $350

1994 Sales - $24.6

1993 Sales - $18.5

FISCAL 1994 IN REVIEW

Our young BioSupport Division is experiencing spectacular growth. The market for products used to diagnose and monitor health conditions such as diabetes and pregnancy is expected to grow significantly again in the next year.

         A 10-year landmark study called the "Diabetic Control and Complications Trial" concluded that patients who kept their blood sugar levels close to normal by frequent monitoring (along with insulin and lifestyle changes) had a 60% reduction in the serious health complications associated with diabetes. This study, coupled with preventive health care and advances in consumer testing products has propelled the home diagnostic market to record growth.

         Pall membranes for glucose monitoring test kits dominate this market. They are also used extensively in pregnancy and ovulation kits and in "quick tests" used by doctors to diagnose infectious diseases (such as strep) as well as to test for sexually transmitted diseases.

         Pall is also the leading supplier of membranes for molecular biological applications. Forensic testing, genetic fingerprinting, and worldwide scientific research to understand the genetic makeup of humans, all rely heavily on the accuracy, reproducibility, and ease of use of Pall membranes.

FACTORS FUELING GROWTH

Initial customer response to our new Leukosorb medium for the removal of leukocytes from blood samples has been excellent. Virtually every diagnostic company that performs a blood test is a candidate for a blood separation device. The medium is also applied for the harvesting of DNA from complex protein samples.

         Sales of our Silent Monitor plates, widely applicable in drug screening procedures during pharmaceutical development, continue to grow.

OUTLOOK FOR FISCAL 1995 AND BEYOND

Sales growth for fiscal 1995 is expected to exceed the corporate average.

         There is a growing trend within the diagnostic testing industry toward "single-step" products. These enable a body fluid to be directly applied to a medium, with a color change indicating an immediate result. We expect to release a breakthrough product in early fiscal 1995, ACCUWIK membrane, for single-step diagnostic testing. It is expected to replace nitrocellulose, which is fraught with handling and stability problems, and represents at least 50% of the potential for our BioSupport business.

(FIGURE 7)

PHARMACEUTICAL, BIOLOGICALS AND BIOPROCESSING

(FIGURE 8)

30% of Health Care Sales

(Millions of $)
Market Potential - $725

1994 Sales - $105.9

1993 Sales - $111.5

FISCAL 1994 IN REVIEW

The pharmaceutical marketplace is in a period of transition as customers consolidate, as more production moves to Asia, and as bioengineered products increasingly supplement or replace traditional pharmaceuticals. All of these changes are taking place in an increasingly rigorous regulatory climate.

         Pall is responding well to this changing environment. Our technical position, new products and unrivalled technical support combine to garner an increasingly large share of biopharmaceutical business.

         Our significant growing presence in Asia has allowed us to follow existing business and pick up new business as it moves to this part of the globe. Pall is the industry leader, working in cooperation with our customers, with the Food and Drug Administration (FDA) and other regulatory groups in setting new standards for filter performance and quality assurance.

         Regulatory agencies are looking further upstream in many production cycles to eliminate early causes of product non-conformance. Our new BPC filters for bulk pharmaceutical chemicals are uniquely positioned here by reducing contamination in the intermediate products.

         The continuing emphasis on fully validated systems and materials in the pharmaceutical, biologicals and bioprocessing markets is positive for us. We possess the substantial resources required to provide validation services supporting the use of our filters in these markets. Our Parametric Validations approach has become the standard in such evaluations.

         Virus contamination in the sensitive milieu of a bioprocess fermentor is a constant risk. Current methods for assuring virus removal or inactivation have limitations in terms of cost, efficiency and final product loss. Our new Ultipor VF virus filter medium is under evaluation at several major bioprocess companies. We also have a Cooperative Research and Development Agreement (CRADA) with the U.S. Centers for Disease Control (CDC) to develop improved filter devices for the removal of bacteria and viruses from bioengineered pharmaceuticals.

FACTORS FUELING GROWTH

Pall is aggressively pursuing many promising separations opportunities in the pharmaceutical, biologicals and bioprocessing markets.

         In mid-fiscal 1994, for example, we acquired a worldwide exclusive license for vibrating membrane technology, our PallSep vibrating membrane filter, for food, beverage and phamaceutical industry applications. It accepts many Pall proprietary filter media and has virtually unlimited applications for the concentration and separation of high solids content streams in these industries.

         Pall's dynamic membrane filter continues to show a three-to-four-fold improvement in recovery of high value proteins in biopharmaceutical production. We recently introduced a smaller version called the Mini-DMF filter. It will allow economic evaluation of both pilot and large-scale separation steps in biopharmaceutical production in a presterilized, disposable format. This will produce wide and immediate access to dynamic membrane filter technology.

         A major European manufacturer has awarded us an order for the largest ever ultrafiltration installation. It will use our Microza hollow fiber ultrafiltration modules for continuous concentration and downstream processing of enzymes.

         Also in Europe, we are working with parenteral manufacturers to meet new regulatory requirements for particulate and fiber

(FIGURE 9)

(FIGURE 10)

cleanliness levels through extensive qualification tests for our submicron filters. In Japan, customers are increasingly aware of the necessity for completing process validation, now that Japanese Good Manufacturing Practices require such substantiation.

         In the present pharmaceutical industry climate, we expect the need for cost reduction and more efficient manufacturing processes to continue. This will open many opportunities for us to strengthen our position in this market. Our wide range of fluid clarification products and our new separations systems will provide vital customer support tools to our global network of Scientific and Laboratory Services (SLS) and application engineers.

OUTLOOK FOR FISCAL 1995 AND BEYOND

We expect top-line growth in these markets to be below the overall corporate average, as we continue to be affected by the downturn in Germany. However, the need to economically achieve cell separation and product purification of bioengineered products remains a growing area.

         Laboratories are critical to our long-term strategy of penetrating the bioprocessing market. Regulatory requirements make it essential that filter suppliers get involved in a customer's new product development process as early as possible. With that in mind, we have developed a full line of high-performance filters and separations systems for lab scale testing. We expect these products to help us gain a significant market share.

         The concern about viruses in biological and bioengineered products is reaching major proportions. The kinds of viruses to be removed are varied, as are the fluids, making the need for a filter to remove viruses from all solutions a major opportunity. Our new Ultipor VF virus filter cartridge meets all these criteria for viruses 50 nanometers and larger. It has already been tested on a small scale by several important pharmaceutical companies. Large-scale testing and validation are next.

         Integrity test devices used to confirm the performance of a filter before and after its use are becoming standard in the industry because of increasing pressure by the FDA to validate the entire process for manufacturing drugs. We are introducing a new integrity test instrument in fiscal 1995 that we expect will become the industry standard. The Trueflow Palltronic integrity test device is unique and will provide complete validation documentation to enable our customers to integrate it into their process quickly and economically. It will also interface with our customers' automated processes, a growing trend in this industry.

FOOD AND BEVERAGE

(FIGURE 11)

13% of Health Care Sales

(Millions of $)
Market Potential - $750

1994 Sales - $45.0

1993 Sales - $41.8

FISCAL 1994 IN REVIEW

Our Food and Beverage business enjoyed another year of solid sales growth. Pall cartridge filters, dynamic membrane filters and ultrafilters are carving out new market opportunities, led by our continued success in the area of beer filtration. Pall is the dominant supplier of filters for cold-stabilization of beer, an application that promises to grow tremendously. The recently introduced ice beers - that are brewed normally and then cooled below freezing to form ice crystals - have quickly garnered 10% and 5% respectively of the Canadian and U.S. beer markets.

         We are also effectively applying advanced filtration technology to the dairy industry. Our alliance with Ault Foods Ltd., Canada's largest dairy, continues to make progress in developing a wide variety of filtration applications in the dairy industry. One particularly exciting application involves a possible alternative to pasteurization. The end product has enhanced shelf life without any sacrifice in taste, freshness or nutritional value.

         In Europe, we sold our first ultrafiltration system to a leading fruit juice producer. Our new Cluster Filter System (CFS) for fully automatic beer stabilization was installed in several major European breweries to produce high-quality beer.

         In the United Kingdom, we sold our first ultrafiltration system to a municipal water authority. These are examples of our close working relationships with leading edge customers to apply our new technologies.

(FIGURE 12)

FACTORS FUELING GROWTH

As government regulatory and environmental pressures continue to build in the food and beverage industry, Pall filters grow in importance and worldwide sales performance. For example, there is an intensifying movement to eliminate, for environmental reasons, the large volumes of diatomaceous earth used in the production of beer and wine.

         In the bottled water industry, wide variations exist in product quality and labeling. Standards outside the U.S. tend to be more stringent, and are currently being assessed in the U.S. for implementation. Pall stands to play a key role in that initiative.

         Our PallSep filter, a unique vibrating membrane filtration system for rapid, economical separations, is also expected to unlock tremendous growth opportunities in the food processing and beverage markets.

         We acquired the rights to develop and market this product in 1994. One PallSep application, of great interest to brewers, is the replacement of diatomaceous earth used in the clarification of their product. Other promising applications include the remediation of food processing waste streams in the meat and poultry industries, and in the concentration and packaging of fruit juices.

(FIGURE 13)

OUTLOOK FOR FISCAL 1995 AND BEYOND

We expect worldwide growth of our filter systems to continue at a healthy rate as the emphasis on product stability, safety, shelf life, processing costs and waste minimization intensifies. Growth for our food and beverage markets for fiscal 1995 should be above the corporate average.

         Our nylon membrane-based cold filtration systems for beer are expanding worldwide. For example, we received our first order for cold beer filtration in China during the last fiscal year and expect this market to expand rapidly. We are introducing a patented nylon membrane cleaning protocol which will reduce cold beer filtration costs and further expand our market potential.

         The acceptance of fresh tasting, non-pasteurized beer is influencing similar preferences in the milk and fruit juice marketplace, and we expect membrane filtration to become more widely used for bottled water than currently employed chemical stabilization techniques.

         Finally, our PASS group is evaluating septa technology to replace costly, antiquated plate and frame type filters for edible oil processing and we are testing PallSep filter systems for waste stream minimization and recovery of proteins from food process streams.

AIRBORNE, MILITARY LAND AND MARINE

(FIGURE 14)

44% of Aeropower Sales

(Millions of $)
Market Potential - $250

1994 Sales - $79.2

1993 Sales - $82.6

FISCAL 1994 IN REVIEW

In fiscal 1994, we continued to restructure our Aerospace operations to accommodate declining defense budgets. Nevertheless, we raised expectations in Europe and Japan as a result of improvements in the airline aftermarket and the British government's decision to procure an additional 259 Challenger II Main Battle tanks and to upgrade its predecessor, Challenger I. In Japan, we gained new business from the sale of Centrisep air cleaners for the Fuji Heavy Industries UH-IJ Helicopter and the Bell 205B Helicopter.

         In the United States, a greater percentage of military funds is being allocated to research and development, rather than to production.
Specifically, the military intends to develop weapons systems, demonstrate them and then hold them for future needs. What's more, there is a shift in military strategy to rapid deployment, with smaller, more flexible forces. Pall is in step with each of these new industry trends. For example the versatile V-22 Tiltrotor Aircraft and the Armored Gun system (air droppable light tank) programs will employ significant Pall products once production begins.

         At the same time, we are using the cost saving benefits of our products to increase our penetration into the commercial aircraft market. While we are gaining share, this market has been affected by airline cancellations and delays in ordering new aircraft. Boeing, the world's largest commercial supplier, delivered 441 jetliners in 1992, but has only 260 deliveries projected for 1994.

         Despite this, the commercial aftermarket continues to grow. We are targeting customers with retrofit programs as well as pursuing the available business on new airplanes.

FACTORS FUELING GROWTH

Pall Aerospace has been selected to design and supply all of the filter manifolds for the long-range business jet aircraft, the Canadair Global Express and the Gulfstream V. These programs represent significant business to Pall for the next 12 to 15 years.

         During this past fiscal year, we also enhanced our position in the commercial airline aftermarket through the acquisition of a distributorship to serve the Western Hemisphere to complement our existing distribution in Europe and Asia. We can now offer any airline in the world delivery within 24 hours, and have already seen a positive impact on sales.

         Many of our aerospace customers are reducing their supplier base and seeking long-term agreements. Our ability to supply innovative technology with shorter lead times, along with quality and service, has allowed us to displace the competition and achieve long-term agreements with most major aerospace OEMs and major system and component suppliers.

         On another major front, the U.S. military plans to spend $25 billion on waste clean-up and minimization programs over a period of 20 years. Our market assessment shows significant opportunities for our products, which extend fluid life and result in wastestream minimization.

(FIGURE 16)

         One such clean-up program involves "graywater" on board naval ships. Our PallSep vibrating membrane filter is uniquely suited to separate the "sticky" substances in the U.S. Navy's graywater shipboard wastestreams which render other treatment methods ineffective. We have responded to a solicitation from the Navy for a graywater treatment system, and we estimate the market potential for this technology to be about $50 million from the U.S. Navy alone.

         Our first two orders for Turbodyne II self-cleaning inlet air filter assemblies were received for the U.S. Army's Medium Integration Propulsion System and the Army's M88A1 recovery vehicle. These assemblies may be specified on all future Army vehicles requiring an engine in the 500 to 1,000 horsepower range.

         High-efficiency cabin air filters have also been developed with the capability to reduce the transmission of microbial aerosols in commercial aircraft. These filters ensure both greater service life, and passenger safety and comfort.

         Many of the newer aircraft being certified, such as the Boeing 777, require ratings for long-range flights over water where engine reliability is critical. Our dual-stage lube filter assembly, installed by Pratt and Whitney as standard equipment on their 4000 series engines, should benefit from this need. We also continue to be the leader in the design and development of light-weight hydraulic filter manifolds that have been specified for use on the SAAB 2000 commuter plane, the GDLS heavy assault bridge and CH-47 and RAH-66 helicopters.

OUTLOOK FOR FISCAL 1995 AND BEYOND

We expect our aerospace sales for fiscal 1995 to be flat.

         Commercial airline business will for the first time exceed military sales. Current projections for the commercial airline market beyond fiscal 1995 are for steady growth to the end of the century. This growth will be driven by expanding markets in Asia, emerging new markets in China and the former USSR, and aircraft retirement brought about by the need for improved fuel efficiency and tougher noise legislation.

         As previously mentioned, the issue of air quality on board aircraft is being hotly debated. We have successfully concluded a trial of our unique cabin air filters for the Boeing 747-400, proving that our filters can save airlines maintenance costs due to their long life, as well as improve air quality by removing bacteria and viruses from the recirculated air. We are approved as the sole supplier for cabin air filters on the new Boeing 777, the Airbus A330 and A340 and the Douglas MD-90, and are approved on the Boeing 767. Our plan is to become qualified on all major operating aircraft.

         Although military budgets have decreased significantly in the past few years, the reductions proposed in the coming years will be smaller. European military activity will be centered on such programs as the Franco-German NH90 and the Anglo-Italian EH101 helicopters, reflecting the increased emphasis on rotary-wing aircraft.

INDUSTRIAL AND MOBILE FLUID POWER

(FIGURE 17)

56% of Aeropower Sales

(Millions of $)
Market Potential - $1,800

1994 Sales - $100.1

1993 Sales - $93.5

FISCAL 1994 IN REVIEW

Our Industrial Fluid Power business exceeded its projected revenue growth. This was accomplished despite regional recession in the fluid power industry in fiscal 1994.

         Our Ultipor III series of filters were a significant factor in gaining business. Long-life Ultipor III elements allow users to protect critical systems while reducing the cost of filtration.

         A new product with substantial sales impact in fiscal 1994 was the Pall upgrade filter series, which allowed us to increase market share by replacing elements in competitors' filter housings. These products span all user markets, with special emphasis on pulp and paper manufacturing and power generation.

         Pall purifiers, including our new 45gpm unit, continue to be well received. They recondition hydraulic and lubrication oils by removing water, dirt and gaseous contaminants. This maximizes oil life and reduces the amount of used oil added to the wastestream.

FACTORS FUELING GROWTH

We are the leader in high-performance filters for the on and off-highway truck and bus markets, providing customers with filtration solutions that significantly reduce operating and maintenance costs and minimize wastestreams. There is a growing demand for Pall's proprietary diesel lube and fuel filtration products as the trend to reduce exhaust emissions to safeguard the environment increases.

         Pall has also secured increased commitment from customers through working alliances in future developments. For example, the automotive and power generation industries provide growing opportunities for us within the manufacturing process and OEM areas.

         Pall technology, and the development of mutual technical expertise with our customers, has produced extended component durability and reduced emissions and warranty costs in the automotive field.

         Similarly, our progressive work on turbines has led to improved levels of fluid cleanliness in lubrication, hydraulic systems and fuel for OEMs, who are optimizing systems and controls to obtain improved efficiency and economy in turbine designs.

         Growth projections for the power generation industry remain strong through the 1990s. The majority of this demand will be met by Independent Power Producers (IPPs). The Energy Policy Act of 1992 was designed to deregulate this industry, allowing for more open access to transmission lines and easing restrictions on utilities participating in IPP projects.

         Many industry studies show the correlation between improved lube oil cleanliness and greater turbine/generator reliability and availability - two key performance measures that promise to enhance our position. Production of lower cost energy will allow utilities to compete with the growing IPP base.

         The primary metals market is projected to increase in fiscal 1995, fueled by a resurgent U.S. steel industry. Our new Pall upgrade elements program and alliances will be major factors in increasing fiscal 1995 sales as customers seek single-source suppliers who can ensure lower operating costs.

         The outlook for the pulp and paper industry is for production and prices to increase moderately and earnings to increase significantly. This should translate into

(FIGURE 18)

(FIGURE 19)

(FIGURE 20)

increased maintenance budgets, freeing up funds for new filtration projects and for proposals that have been on hold.

         As reported last year, improved market conditions in the automotive industry, coupled with more competitive products and favorable currency exchange rates (such as the Japanese yen), have resulted in substantial sales and profitability increases at the "Big Three" (GM, Ford, Chrysler) auto manufacturers. These gains translate to increased purchases by the automotive plants.

OUTLOOK FOR FISCAL 1995 AND BEYOND

We expect top-line growth in our Industrial Fluid Power business in fiscal 1995 to be above the overall corporate average. Our latest development in filter technology - a new "standard" for hydraulic fluid filtration - will provide users with higher efficiency ratings under static and cyclic flow conditions.

         Our new liquid/liquid coalescer, equipped with high-performance filtration, will fill a void in our water contamination control product line. One advantage of our coalescer is its resistance to fuel additives that reduce the efficiency of conventional coalescers.

         We will introduce a particle counter and a contamination monitor as valuable additions to our product line. Customers with these devices will clearly see the unique benefits of Pall filtration.

         Wastestream reduction will be a major focus of our new ECOPAK filter design. Disposal of used elements has been simplified and made less costly.

         We will apply our high-end separations technology to the primary metals and machining markets via our backwash filter line, where high dirt ingression makes disposable filter elements prohibitively expensive. Pall backwash filters give the customer the benefits of low maintenance, contamination control and process improvements from high-performance filtration.

         Internationally, the Middle East and Africa, where we have already started to develop new business partners, will be major growth markets for Pall. We also see opportunities in the primary metals, pulp and paper, power generation and mining industries in Southeast Asia and China, and are strengthening our presence in these areas.

MICROELECTRONICS, DATA STORAGE AND PHOTOGRAPHIC FILM

(FIGURE 21)

56% of Fluid Processing Sales

(Millions of $)
Market Potential - $600

1994 Sales - $94.8

1993 Sales - $81.8

FISCAL 1994 IN REVIEW

Strong sales characterized our microelectronics business, where every niche market exceeded our original projections. We took market share from competitors, both in point of use and bulk gas filtration and in high-purity chemicals. The Ultramet-L, Mini Gaskleen, Gaskleen IV and PMF Gasket-Sert products were key to increased gas filter sales while our Super Cheminert family of fluoropolymer elements led the way in the chemicals area. We also introduced the improved Super Etch II filter for recirculating acid etch bath filtration, which strengthened our lead in this application throughout the world.

         Our Purifilter gas purification products are gaining acceptance as the industry reaps the benefits of finer levels of purity at point of use. We expect to release a new polishing filter in fiscal 1995 that is the result of collaborative work with the University of Arizona at the SEMATECH Center of Excellence.

         Last year our Microza ultrafilter modules became the industry standard for high-purity deionized water filtration. These modules were sold in new systems at leading semiconductor producers as well as in system upgrades for existing facilities.

         Producers of film, fiber and magnetic tape faced reduced global demand and severe price competition. The introduction of Ultipleat Profile filters, the next generation of our highly successful Profile cartridge line, has provided customer cost reduction benefits that permit us to broaden our position in this market. We expect Ultipleat Profile filters to help us to penetrate major applications.

FACTORS FUELING GROWTH

New products and applications in the microelectronics, data storage and photographic film markets augur well for sales growth. We have new metal and polymeric filter media ready for release. The evolving semiconductor industry standard of 0.35 micron line widths will demand filter removal ratings that are roughly 10 times finer (.035 microns or 35 nanometers) than today. We are working closely with leading edge customers to develop the next generation of purity standards. Increasing demands from the semiconductor industry for ever higher cleanliness levels, together with "cost-of-ownership" requirements for predictable

(FIGURE 22)

(FIGURE 23)

(FIGURE 24)

economy, will continue to fuel our electronics business.

         The semiconductor industry has historically consumed vast quantities of high-purity water, and pressure is building to conserve and recycle as much as possible. Therefore, we expect increasing sales for Microza modules in waste minimization applications. All signs indicate that this strong growth in U.S. semiconductor production will continue.

         We expect to convert photographic film suppliers to Ultipleat Profile filters for emulsion filtration. Microza ultrafilters have application in this market as well, and testing is under way at processors of professional movie film to prove the feasibility of recovering wastewater from film processing. The lithographic printing market represents an enormous opportunity for our Profile and Ultipleat Profile products used in printing fluids to extend life and reduce waste disposal costs.

OUTLOOK FOR FISCAL 1995 AND BEYOND

Our fiscal 1995 sales expectations in this market are for above-average growth. The Semiconductor Equipment Association of Japan estimates that the demand for process equipment over the next few years will increase by as much as 10% a year. Also, the demand for ultraclean processing environments will continue to advance, which creates the need for extraordinarily clean process fluids.

         Pall has been developing new products in step with this trend. We are now launching a new-concept gas purifier that has been developed in conjunction with the University of Arizona.

         The explosive growth in personal computers worldwide has led to aggressive investment in new facilities by the major semiconductor manufacturers. Our newly upgraded Ulti-Cheminert filter (already in use by a large wafer manufacturer) and PMF Gasket-Sert filters meet the stringent requirements of these manufacturers for providing superior removal efficiency and cost effectiveness.

         In the film markets, we are steadily increasing market share through our balanced filtration concept. This approach encompasses all the filtration needs of the process from beginning to end, resulting in higher yields at lower costs to the manufacturer. Only Pall can provide this total support because of our broad capability in filtration in both disposable and metal elements.

         In the area of magnetic coatings, optical discs and compact discs, we continue to gain market share. A large part of U.S. and European magnetic tape manufacture has relocated to mainland Asia. We continue to enjoy this business with our significant Asian sales presence. In paints, jet inks, lithographic printing, photographic film and optical discs, our base of business has firmed and will continue to grow with new products geared to these applications.

         Although the requirements of these markets may be less stringent than those for microelectronics, there is a growing awareness among users that our products are very cost effective. Their performance, coupled with an extraordinary level of free technical support, enables us to defuse our commodity competitors' claims that they are "just as good, only cheaper."

OIL/GAS, CHEMICAL/PETROCHEMICAL AND POWER GENERATION

(FIGURE 25)

44% of Fluid Processing Sales

(Millions of $)
Market Potential - $2,500

1994 Sales - $74.9

1993 Sales - $76.1

FISCAL 1994 IN REVIEW

Pall Advanced Separations Systems (PASS) was organized in fiscal 1992 to lead the technical introduction of new separations systems technologies throughout Pall's sales divisions to customers worldwide. Our success in these markets has been very gratifying. New products have been intensely promoted worldwide. Most large orders in fiscal 1994 for PASS resulted from projects that began 12 to 18 months earlier. We expect that momentum to continue.

         Many of our successes involved new applications that are opening up promising markets. We made significant progress in fiscal 1994 but, more importantly, laid the groundwork for an exciting future.

         Among our accomplishments in fiscal 1994:

* We sold our first automated filter system to the copper refining industry.

* Metal HEPA filters were specified for all primary vent filters on the high-level waste tank farm revamp at the U.S. Department of Energy's Hanford Site.

* VITROPORE ceramic blowback filters were successfully tested at the Rocky Flats Environmental Technology Site in the Accelerated Life Tester. The test is designed to instill confidence in incineration as a means of waste disposal.

* PASS sold the first of nine catalyst recovery filters for maleic anhydride manufacture in China.

* The first backwash assembly to filter produced water in a waterflood operation was sold in China.

* We successfully sold our pleated polyamide backwash filter elements to the nuclear power industry.

         In the coalescer part of our separations business, Pall's AquaSep filter, our new liquid/liquid coalescer, was introduced and received immediate acceptance both in the U.S. and Europe. Our PhaseSep coalescer was tested successfully in the removal of water from hydrogen peroxide.

         Our Stratapac filter is designed for sand control in oil and gas wells. The control of sand has always been one of the most critical and costly problems in well completion. Our Stratapac filters were developed to provide improved mechanical resistance by maintaining integrity even after collapse or bending, improved resistance to erosion from formation sand, high flow characteristics that yield low-pressure drop, and high resistance to plugging.

(FIGURE 26)

         This technology has been operating in production wells at several major oil and gas producers for several months. Results to date have been far better than anticipated, with an increase in oil production at one offshore site of over 65%. Success in these trials is expected to fuel a worldwide demand for Stratapac filters.

         We will continue our practice of introducing new products to help nuclear power generation plants reduce their radiation levels. This is a critical area for these plants, which are under constant pressure from the U.S. Nuclear Regulatory Commission to reduce plant radiation levels as a way to improve worker safety. For example, our "fines" program has enabled the nuclear industry to reduce its level of filtration from 5 microns down to 0.2 microns. As a next step in meeting our customers' needs, we will introduce a 0.1 micron filter in fiscal 1995. We expect customer acceptance of this ongoing approach to finer levels of filtration to continue to grow significantly.

FACTORS FUELING GROWTH

New orders in the power generation market will advance as the GE/Pall alliance takes hold. We have demonstrated success with Septra backwashable, semidisposable pleated elements in the U.S. and Europe, and expect to do the same in Japan in fiscal 1995.

         We also expect the U.S. Department of Energy (DOE) to place substantial orders for UltraMet air filters for its waste tank farms in 1995. Nearly 100 tanks await treatment, with a DOE target for full completion by 1996. We believe we are the only approved vendor who can meet the project's strict specifications.

         Environmental issues will continue to increase filter sales to refineries in 1995. Slurry oil filtration is driven by the need to eliminate the costs associated with the disposal of hazardous wastes. In the Asian markets, the added driver is the need for "cleaner" fuel for marine diesels. This requirement has led refiners to invest in new or upgraded hydrotreaters, which remove

(FIGURE 27)

(FIGURE 28)

sulfur from fuel. To reduce operating costs and improve catalyst bed operation, we are working with refiners to upgrade existing systems. This involves retrofitting competitive filters with our superior elements.

OUTLOOK FOR FISCAL 1995 AND BEYOND

We expect top-line growth within these markets to exceed the corporate average. PASS now has more than 223 active proposals with a sales potential of approximately $100 million, and almost as many other projects nearing the proposal stage.

         In fiscal 1994 approximately 40% of our PASS business stemmed from new products. This percentage will be closer to 60% in fiscal 1995.

         In fiscal 1994, many backwash systems were sold for new applications, which we plan to pursue thoroughly as they represent large potentials.

         Internationally, South America offers significant opportunity for Pall in fiscal 1995, particularly in Mexico and Argentina, where the vast oil and gas exploration and refining industry has been denationalized. Venezuela will also provide strong growth if it can maintain political stability.

         In fiscal 1995, we plan important trials of new systems approaches at nuclear power plants in the U.S., Europe and Japan.

         Pall is a major supplier of battery separator membranes for batteries such as silver oxide cells. New types of batteries under current development present large opportunities for increased sales.

         The use of portable electronic devices such as camcorders, cellular telephones, laptop computers and electric vehicles is becoming commonplace. This is driving a revolution in the industry to develop batteries that can be used for longer periods prior to being recharged.

         Pall Corporation's proprietary expertise in substrate manufacture and surface modification is leading to new battery separators. These membranes provide battery designers with an effective tool to improve performance.

         Clearly, we are aggressively pursuing the many opportunities that exist in our markets worldwide as we deploy the full range of Pall's resources. This effort is enabling us to strategically position Pall for the exciting years ahead.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1994 compared to 1993.

I.  RESULTS OF OPERATIONS

Sales for fiscal 1994 increased by 2%. Had foreign exchange rates been unchanged, sales would have increased by 3%. Price increases were 1% for the year.

         Cost of sales increased to 36.8% of sales in fiscal 1994 from 36.3% in fiscal 1993, due to product mix. Selling, general and administrative expenses declined to 37.3% of sales in fiscal 1994 compared to 38.2% in the prior year. Net interest expense declined to 0.3% of sales in fiscal 1994 from 0.6% in fiscal 1993.

         In the fourth quarter of fiscal 1994, the Company incurred a one-time charge of $3.7 million ($2.3 million after taxes, 2 cents per share), mainly in connection with the restructuring of its German operations, and the write-off of a bad debt in the Aerospace operations.

         In the second quarter of fiscal 1993, the Company adopted a restructuring plan to consolidate its Aeropower operations in anticipation of further reductions in military spending, and as a result recorded a charge of $26.7 million ($17.3 million after tax, 15 cents per share).

         The Company's pre-tax margin increased to 19.3% in fiscal 1994 from 15.2% in fiscal 1993. Excluding the restructuring and other charges from both years, the underlying pre-tax margin increased to 19.8% in fiscal 1994 from 19.1% in fiscal 1993.

         Excluding the restructuring and other charges from both years, the Company's effective tax rate was unchanged at 27.0%.

         Net earnings for fiscal 1994 increased to $98.9 million from $78.3 million in fiscal 1993. Excluding the restructuring and other charges from both years, fiscal 1994 earnings would have increased 6% to $101.3 million from $95.6 million in the prior year.

II. LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital increased by $21.1 million in fiscal 1994. This increase resulted principally from changes in foreign currency exchange rates, and by refinancing current debt with a new 5-year $20 million term loan.

         Capital expenditures totalled $73.4 million in fiscal 1994, and consisted of:

- ------------------------------------------------------------------------------------------------------------
(in millions)                                   Land &       Machinery &
                                             Buildings         Equipment              Other            Total
- ------------------------------------------------------------------------------------------------------------
Western Hemisphere                               $30.7             $23.3             $ 3.3             $57.3
Europe                                             0.8               5.4               7.7              13.9
Asia and Australia                                 0.5               0.7               1.0               2.2
- ------------------------------------------------------------------------------------------------------------
Total                                            $32.0             $29.4             $12.0             $73.4
============================================================================================================

The expenditures on land and buildings in the Western Hemisphere were principally for the establishment of our new Technical Center in Port Washington, New York.

         On August 3, 1993, the Company's Board of Directors authorized a second program to repurchase shares of its common stock. The Board authorized the expenditure of up to $30 million, and this program was completed in May 1994, with 1,763,000 shares being purchased.

         During the second quarter of fiscal 1994, the Company purchased the business of its Australian distributor and acquired a license from New Logic International, Inc. to complement its separations product lines, which transactions required approximately $12 million in funds.

III. IMPACT OF INFLATION

The Company's financial statements are prepared in accord-ance with traditional historical accounting systems, and therefore do not reflect the effect of inflation. The impact of changing prices on the financial statements is not considered to be significant.

IV. NEW ACCOUNTING STANDARD AND CHANGE IN TAX RATES

In November 1992, the Financial Accounting Standards Board adopted Statement No. 112 (Employers' Accounting for Postemployment Benefits), effective for fiscal years beginning after December 15, 1993. The Company will adopt this statement in fiscal 1995. The effect of adoption will not be material.

         On August 10, 1993, President Clinton signed into law the Revenue Reconciliation Act of 1993, which effectively increased corporate income tax rates retroactive to January 1, 1993. Additionally, the tax benefits of manufacturing in Puerto Rico have been reduced for fiscal 1995 and beyond. This could increase the Company's effective tax rate by 3 percentage points.

1993 compared to 1992.

RESULTS OF OPERATIONS

Sales for fiscal 1993 increased by 1/2%. Price increases were 2%, while decreases due to changes in foreign exchange rates amounted to 1 1/2%.

         Cost of sales decreased to 36.3% of sales in fiscal 1993 from 38.3% in fiscal 1992, principally due to favorable product mix, and to the beneficial effect of manufacturing in the U.K. for the European markets and in the U.S. for the Japanese market. Selling, general and administrative expenses increased to 38.2% of sales in fiscal 1993 from 36.9% in fiscal 1992, which increase was largely due to flat sales, as the actual increase in dollars was just 3.8%. Research and development increased to 5.8% of sales in fiscal 1993 from 5.1% in fiscal 1992. Net interest expense decreased to 0.6% of sales in fiscal 1993 from 0.8% in fiscal 1992.

         In the second quarter of fiscal 1993, the Company adopted a restructuring plan to allow for the consolidation of its Aeropower operations in anticipation of further reductions in military spending. Consolidation was expected to enable greater efficiency in manufacturing and certain overhead functions, despite lower levels of demand. The plan consisted principally of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business. As a result, fiscal 1993 earnings reflect a pre-tax charge of $26.7 million ($17.3 million after taxes, 15 cents per share) for the restructuring plan and also to write off certain excess corporate leasehold improvements. The charge included $11.5 million of inventory write-offs, $9.5 million of machinery and equipment write-offs, $3.6 million for severance and other expenses, and $2.1 million for the write-off of excess corporate leasehold improvements.

         In the first quarter of fiscal 1992, the Company had incurred a charge of $3.7 million (2 cents per share) as a result of the settlement of certain promissory notes received in connection with the sale of the air dryer business in a leveraged buy-out which was reported in fiscal 1988.

         The Company's pre-tax margin decreased to 15.2% of sales in 1993 from 18.4% in 1992. Excluding the restructuring and other charges from 1993, and the loss on settlement of notes from 1992, the underlying pre-tax margin increased to 19.1% in 1993 from 19.0% in 1992.

         The Company's effective tax rate, before the effect of the restructuring and other charges and of the item mentioned in the next paragraph, decreased to 27.0% in 1993 from 28.5% in 1992, principally as a result of reduced corporation income tax rates in Germany and to increased benefits of the Company's operations in Puerto Rico.

         In fiscal 1992, the Company adopted Financial Accounting Standards Board Statement No. 109 (Accounting for Income Taxes) and, as a result, realized an increase in earnings of $2.5 million (2 cents per share).

         Net earnings for fiscal 1993 decreased to $78.3 million, from $92.7 million in 1992. Before giving effect to the restructuring and other charges in 1993, and to the loss on settlement of notes and the effect of adopting new rules for accounting for income taxes in 1992, fiscal 1993 earnings would have increased 3% to $95.6 million from $92.7 million in 1992.

CONSOLIDATED STATEMENTS OF EARNINGS

Pall Corporation and Subsidiaries

                                                                                   Years Ended
- ---------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                    JULY 30, 1994           July 31, 1993         August 1, 1992
- ---------------------------------------------------------------------------------------------------------------------
REVENUES:
Net sales                                                     $700,848                $687,222               $685,068
Interest earned                                                  5,274                   4,713                  5,396
- ---------------------------------------------------------------------------------------------------------------------
     Total Revenues                                            706,122                 691,935                690,464
- ---------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
Cost of sales                                                  257,624                 249,629                262,076
Selling, general and administrative expenses                   261,289                 262,598                253,030
Research and development                                        41,283                  40,036                 34,787
Interest expense                                                 7,132                   8,683                 10,680
Restructuring and other charges                                  3,696                  26,710                  3,690
- ---------------------------------------------------------------------------------------------------------------------
     Total Costs and Expenses                                  571,024                 587,656                564,263
- ---------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND THE
CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE                      135,098                 104,279                126,201
Provisions for income taxes                                     36,176                  25,967                 35,968
- ---------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE CUMULATIVE
EFFECT OF AN ACCOUNTING CHANGE                                  98,922                  78,312                 90,233
Cumulative effect of a change in accounting for income taxes        --                      --                  2,475
- ---------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $ 98,922                $ 78,312               $ 92,708
=====================================================================================================================
EARNINGS PER SHARE:
Earnings before the cumulative effect of an accounting change $    .86                $    .68               $    .77
Cumulative effect of a change in accounting for income taxes        --                      --                    .02
- ---------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share                                        $    .86                $    .68               $    .79
- ---------------------------------------------------------------------------------------------------------------------
AVERAGE SHARES OUTSTANDING                                     115,678                 115,856                116,928
=====================================================================================================================

See accompanying notes to consolidated financial statements.



INDEPENDENT AUDITORS' REPORT

Board of Directors

PALL CORPORATION

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of July 30, 1994 and July 31, 1993 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended July 30,1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of July 30, 1994 and July 31, 1993 and the results of their operations and their cash flows for each of the years in the three-year period ended July 30, 1994, in conformity with generally accepted accounting principles.

         As discussed in the Income Taxes note to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) on a prospective basis in fiscal year 1992.


/s/ KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP
Jericho, New York
September 7, 1994

CONSOLIDATED BALANCE SHEETS

Pall Corporation and Subsidiaries

- ----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                            JULY 30, 1994                     July 31, 1993
- ----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                              $38,224                           $42,652
Short-term investments                                                  50,800                            64,400
Accounts receivable, net of allowance for doubtful accounts
     of $4,776 and $3,368, respectively                                207,159                           197,464
Inventories                                                            138,382                           127,525
Deferred income taxes                                                   17,178                            19,198
Prepaid expenses                                                        15,346                            14,384
Other current assets                                                     3,336                             4,665
- ----------------------------------------------------------------------------------------------------------------
     Total Current Assets                                              470,425                           470,288
- ----------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                                                    25,026                            24,716
Buildings and improvements                                             231,342                           196,238
Machinery and equipment                                                308,409                           271,829
Furniture and fixtures                                                  44,215                            39,131
Transportation equipment                                                11,637                            12,088
- ----------------------------------------------------------------------------------------------------------------
                                                                       620,629                           544,002
Less: Accumulated depreciation and amortization                        223,012                           186,382
- ----------------------------------------------------------------------------------------------------------------
     Property, Plant and Equipment, Net                                397,617                           357,620
- ----------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                            91,537                            74,365
- ----------------------------------------------------------------------------------------------------------------
     Total                                                            $959,579                          $902,273
================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable to banks                                                $112,034                          $125,054
Accounts payable                                                        40,401                            36,998
Accrued liabilities:
     Salaries and commissions                                           24,031                            20,002
     Payroll taxes                                                       5,185                             5,298
     Income taxes                                                       33,019                            33,763
     Interest                                                            1,232                               505
     Pension and profit sharing plans                                   11,014                             8,544
     Other                                                              16,437                            21,395
- ----------------------------------------------------------------------------------------------------------------
                                                                        90,918                            89,507
Current portion of long-term debt                                        2,819                            16,916
Dividends payable                                                       10,667                             9,285
- ----------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                         256,839                           277,760

LONG-TERM DEBT, NET OF CURRENT PORTION                                  54,097                            24,540
DEFERRED INCOME TAXES                                                   31,450                            28,673
OTHER NON-CURRENT LIABILITIES                                           29,987                            28,422
- ----------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                 372,373                           359,395
- ----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
Common stock, par value $.10 and $.25 per share, respectively;
     500,000 and 200,000 shares authorized, respectively;
     117,351 shares issued                                              11,735                            29,338
Capital in excess of par value                                          53,769                            36,166
Retained earnings                                                      572,388                           524,407
Treasury stock, at cost (1994 -- 2,032 shares,
 1993 -- 1,288 shares)                                                 (35,144)                          (24,963)
Foreign currency translation adjustment                                 (1,816)                          (12,861)
Minimum pension liability adjustment                                    (4,711)                           (4,996)
Stock option loans                                                      (8,432)                           (4,213)
Unrealized losses on investments                                          (583)                               --
- ----------------------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                        587,206                           542,878
- ----------------------------------------------------------------------------------------------------------------
     Total                                                            $959,579                          $902,273
================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Pall Corporation and Subsidiaries

- -------------------------------------------------------------------------------------------------
(In thousands)                                                                            Foreign
                                                Capital in                               Currency
Years Ended August 1, 1992,          Common      Excess of     Retained     Treasury  Translation
July 31, 1993, and July 30,1994       Stock      Par Value     Earnings        Stock   Adjustment
- -------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 3, 1991                      $14,605        $45,780     $423,869      $    --      $ 3,744
Net earnings                                                     92,708
Cash dividends declared                                         (30,075)
Three-for-two stock split
     (including $25 paid for
     fractional shares)               7,317         (7,342)
Issuance of stock pursuant
     to exercise of stock options,
     329 shares                          82          5,088         (618)       1,313
Purchase of 1,357 shares
     of common stock                                                         (35,066)
Foreign currency translation
     adjustment                                                                            28,274
Change in stock option loans
- --------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 1, 1992                       22,004         43,526      485,884      (33,753)      32,018
Net earnings                                                     78,312
Cash dividends declared                                         (35,642)
Four-for-three stock split
     (including $26 paid for
     fractional shares)               7,334         (7,360)
Issuance of stock pursuant
     to exercise of stock options,
     402 shares                                                  (4,147)       8,790
Foreign currency translation
     adjustment                                                                           (44,879)
Minimum pension liability
     adjustment
Change in stock option loans
- --------------------------------------------------------------------------------------------------
BALANCE AT
JULY 31, 1993                        29,338         36,166      524,407      (24,963)     (12,861)
Net earnings                                                     98,922
Cash dividends declared                                         (41,336)
Reduction of par value from
     $.25 per share to $.10
     per share                      (17,603)        17,603
Issuance of stock pursuant
     to exercise of stock options,
     1,040 shares                                                (9,605)      20,009
Purchase of 1,776 shares
     of common stock                                                         (30,190)
Foreign currency translation
     adjustment                                                                            11,045
Minimum pension liability
     adjustment
Change in stock option loans
Unrealized losses on
     investments
- --------------------------------------------------------------------------------------------------
BALANCE AT
JULY 30, 1994                       $11,735        $53,769     $572,388     $(35,144)     $(1,816)
==================================================================================================

- ------------------------------------------------------------------------------------------
(In thousands)                           Minimum
                                         Pension       Stock   Unrealized            Total
Years Ended August 1, 1992,            Liability      Option    Losses on    Stockholders'
July 31, 1993, and July 30,1994       Adjustment       Loans   Investment           Equity
- ------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 3, 1991                           $    --     $(2,859)       $  --         $485,139
Net earnings                                                                        92,708
Cash dividends declared                                                            (30,075)
Three-for-two stock split
     (including $25 paid for
     fractional shares)                                                                (25)
Issuance of stock pursuant
     to exercise of stock options,
     329 shares                                                                      5,865
Purchase of 1,357 shares
     of common stock                                                               (35,066)
Foreign currency translation
     adjustment                                                                     28,274
Change in stock option loans                          (1,225)                       (1,225)
- ------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 1, 1992                                --      (4,084)          --          545,595
Net earnings                                                                        78,312
Cash dividends declared                                                            (35,642)
Four-for-three stock split
     (including  $26 paid for
     fractional shares)                                                                (26)
Issuance of stock pursuant
     to exercise of stock options,
     402 shares                                                                      4,643
Foreign currency translation
     adjustment                                                                    (44,879)
Minimum pension liability
     adjustment                           (4,996)                                   (4,996)
Change in stock option loans                            (129)                         (129)
- ------------------------------------------------------------------------------------------
BALANCE AT
JULY 31, 1993                             (4,996)     (4,213)          --          542,878
Net earnings                                                                        98,922
Cash dividends declared                                                            (41,336)
Reduction of par value from
     $.25 per share to $.10
     per share                                                                          --
Issuance of stock pursuant
     to exercise of stock options,
     1,040 shares                                                                   10,404
Purchase of 1,776 shares
     of common stock                                                               (30,190)
Foreign currency translation
     adjustment                                                                     11,045
Minimum pension liability
     adjustment                              285                                       285
Change in stock option loans                          (4,219)                       (4,219)
Unrealized losses on
     investments                                                     (583)            (583)
- ------------------------------------------------------------------------------------------
BALANCE AT
JULY 30, 1994                            $(4,711)    $(8,432)       $(583)        $587,206
==========================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Pall Corporation and Subsidiaries


                                                                                       Years Ended
- -------------------------------------------------------------------------------------------------------------------
(In thousands)                                                      JULY 30, 1994    July 31, 1993   August 1, 1992
- -------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net earnings                                                              $98,922          $78,312          $92,708
Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization of property, plant and
       equipment                                                           36,804           35,188           34,360
     Amortization of intangibles                                            2,737            1,807            1,922
     Restructuring and other charges                                        3,696           23,110            3,690
     Deferred income taxes                                                  4,406           (4,289)          (1,113)
     Provision for doubtful accounts                                        1,033            1,048            1,013
     Cumulative effect of a change in accounting for income taxes              --               --           (2,475)
     Changes in operating assets and liabilities:
       Accounts receivable                                                 (5,354)         (14,245)         (20,603)
       Inventories                                                         (7,284)          (2,827)           5,709
       Prepaid expenses                                                      (640)          (3,162)          (1,050)
       Other assets                                                        (4,848)          (2,433)          (4,954)
       Accounts payable                                                     2,285             (829)          (2,392)
       Accrued expenses                                                    (2,302)           3,800            7,310
       Income taxes payable                                                (1,418)          (4,860)           8,347
       Other liabilities                                                    1,680            3,945            2,796
- -------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                          129,717          114,565          125,268
- -------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                                      (73,354)         (62,582)         (56,174)
Disposals of fixed assets                                                   1,942            3,059            5,066
Short-term investments                                                     13,600            9,952          (24,521)
Acquisitions of license and of business of Australian distributor         (11,333)              --               --
Benefits protection trust                                                  (2,567)          (7,072)          (6,100)
- -------------------------------------------------------------------------------------------------------------------
       NET CASH USED BY INVESTING ACTIVITIES                              (71,712)         (56,643)         (81,729)
- -------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net short-term borrowings                                                 (14,241)          14,253           32,118
Long-term borrowings                                                       31,165            5,358           19,020
Payments on long-term debt                                                (17,297)         (35,749)         (18,087)
Net proceeds from exercise of stock options                                 6,185            4,488            4,615
Dividends paid                                                            (39,954)         (26,357)         (30,075)
Treasury stock                                                            (30,190)              --          (35,066)
- -------------------------------------------------------------------------------------------------------------------
       NET CASH USED BY FINANCING ACTIVITIES                              (64,332)         (38,007)         (27,475)
- -------------------------------------------------------------------------------------------------------------------
CASH FLOW FOR YEAR                                                         (6,327)          19,915           16,064
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             42,652           26,977            9,238
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                     1,899           (4,240)           1,675
- -------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $38,224          $42,652          $26,977
===================================================================================================================
SUPPLEMENTAL DISCLOSURES
       Interest paid (net of amount capitalized)                           $6,292          $10,379          $11,408
       Income taxes paid (net of refunds)                                  32,670           34,316           33,206
===================================================================================================================

See accompanying notes to consolidated financial statements.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS


- ------------------------------------------------------------------------------------------------------
(In thousands)                            FISCAL 1994            Fiscal 1993             Fiscal 1992
                                       AMOUNT   % CHANGE      Amount   % Change      Amount   % Change
- ------------------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS:
Health Care                           351,849          0     353,197          7     331,552         24
Aeropower                             179,297          2     176,123        -14     204,721        -12
Fluid Processing                      169,702          7     157,902          6     148,795         -5
                                      -------                -------                -------
     Total                            700,848          2     687,222          0     685,068          4
- ------------------------------------------------------------------------------------------------------
OPERATING PROFIT:
Health Care                           115,228(a)      -1     115,992(b)       5     110,636         37
Aeropower                              36,487(a)     126      16,129(b)     -63      43,905        -27
Fluid Processing                       26,784(a)      35      19,785(b)      30      15,179(c)     -18
                                      -------                -------                -------
     Subtotal                         178,499         18     151,906        -10     169,720          6
Interest income                         5,274         12       4,713        -13       5,396        -12
Interest expense                       (7,132)       -18      (8,683)       -19     (10,680)       -32
General corporate expenses            (41,543)        -5     (43,657)        14     (38,235)        12
                                      -------                -------                -------
     Total                            135,098         30     104,279        -17     126,201          9
- ------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
Health Care                           369,352          5     350,832          2     343,737         22
Aeropower                             169,433          2     166,683        -17     199,807          2
Fluid Processing                      211,487          5     201,115          2     197,684         15
                                      -------                -------                -------
     Subtotal                         750,272          4     718,630         -3     741,228         14
Corporate                             209,307         14     183,643          7     171,648         25
                                      -------                -------                -------
     Total                            959,579          6     902,273         -1     912,876         16
- ------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
Health Care                            26,284                 26,688                 26,060
Aeropower                               5,568                  6,800                  8,048
Fluid Processing                       14,181                 13,886                 13,811
                                      -------                -------                -------
     Subtotal                          46,033                 47,374                 47,919
Corporate                              27,321                 15,208                  8,255
                                      -------                -------                -------
     Total                             73,354                 62,582                 56,174
- ------------------------------------------------------------------------------------------------------
DEPRECIATION:
Health Care                            16,446                 15,156                 13,804
Aeropower                               7,326                  7,924                  8,797
Fluid Processing                       10,230                  9,624                  8,778
                                      -------                -------                -------
     Subtotal                          34,002                 32,704                 31,379
Corporate                               2,802                  2,484                  2,981
                                      -------                -------                -------
     Total                             36,804                 35,188                 34,360
======================================================================================================

(a) Includes a pre-tax charge of $3,696 due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations (Health Care - $1,703, Aeropower - $1,503, Fluid Processing - $490).
(b) Includes a pre-tax charge of $24,610 representing principally the cost of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business (Health Care - $2,578, Aeropower - $20,291, Fluid Processing - $1,741).
(c) Includes a pre-tax charge of $3,690 from the settlement of certain promissory notes received in connection with the sale of the Air Dryer business in a leveraged buy-out reported in fiscal 1988.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC
OPERATIONS AND EXPORT SALES


- ------------------------------------------------------------------------------------------------------
(In thousands)                            FISCAL 1994            Fiscal 1993             Fiscal 1992
                                       AMOUNT   % CHANGE      Amount   % Change      Amount   % Change
- ------------------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS:
Western Hemisphere                    302,287          1     300,440         -1     303,655          6
Europe                                279,423         -4     289,586         -2     294,764          1
Asia and Australia                    119,138         23      97,196         12      86,649         12
                                      -------                -------                -------
     Total                            700,848          2     687,222          0     685,068          4
- ------------------------------------------------------------------------------------------------------
TRANSFERS BETWEEN GEOGRAPHIC AREAS:
Western Hemisphere                     61,679                 52,832                 47,829
Europe                                 10,461                  8,052                 10,338
Asia and Australia                      1,809                  1,732                  1,853
                                      -------                -------                -------
     Total                             73,949                 62,616                 60,020
- ------------------------------------------------------------------------------------------------------
TOTAL SALES:
Western Hemisphere                    363,966          3     353,272          1     351,484          6
Europe                                289,884         -3     297,638         -2     305,102         -1
Asia and Australia                    120,947         22      98,928         12      88,502         12
Eliminations                          (73,949)               (62,616)               (60,020)
                                      -------                -------                -------
     Total                            700,848          2     687,222          0     685,068          4
- ------------------------------------------------------------------------------------------------------
OPERATING PROFIT:
Western Hemisphere                     89,898(a)      58      57,020(b)     -28      79,372(c)      17
Europe                                 74,707(a)     -12      84,578(b)       5      80,297(c)      -7
Asia and Australia                     13,834          8      12,788(b)      37       9,344         41
Eliminations                               60                 (2,480)                   707
                                      -------                -------                -------
     Subtotal                         178,499         18     151,906        -10     169,720          6
Interest income                         5,274         12       4,713        -13       5,396        -12
Interest expense                       (7,132)       -18      (8,683)       -19     (10,680)       -32
General corporate expenses            (41,543)        -5     (43,657)        14     (38,235)        12
                                      -------                -------                -------
     Total                            135,098         30     104,279        -17     126,201          9
- ------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
Western Hemisphere                    375,970          2     369,793          3     358,534          3
Europe                                275,219          4     265,199        -16     315,514         28
Asia and Australia                    112,873         16      97,404         24      78,538         17
Eliminations                          (13,790)               (13,766)               (11,358)
                                      -------                -------                -------
     Subtotal                         750,272          4     718,630         -3     741,228         14
Corporate                             209,307         14     183,643          7     171,648         25
                                      -------                -------                -------
     Total                            959,579          6     902,273         -1     912,876         16
======================================================================================================

(a) Includes a pre-tax charge of $3,696 due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations (Western Hemisphere - $2,301, Europe - $1,395).
(b) Includes a pre-tax charge of $24,610 representing principally the cost of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business (Western Hemisphere - $19,675, Europe - $4,606, Asia and Australia - $329).
(c) Includes a pre-tax charge of $3,690 from the settlement of certain promissory notes received in connection with the sale of the Air Dryer business in a leveraged buy-out reported in fiscal 1988 (Western Hemisphere - $2,466, Europe - $1,224).

Export sales to unaffiliated customers by the Company's U.S. operations totalled $28,907 in 1994 ($28,995 in 1993 and $24,134 in 1992). The Company
considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations.

         Transfers between geographic areas are generally priced on the basis of a mark-up of manufacturing costs, to achieve an appropriate sharing of the profit between the parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS 1994, 1993, AND 1992

ACCOUNTING POLICIES

Fiscal Year:
The Company's fiscal year ends on the Saturday closest to July 31, except that the Company's foreign subsidiaries are on a July 31 fiscal year. The years ended July 30, 1994, July 31, 1993 and August 1, 1992 each comprise 52 weeks.

Basis of Consolidation:
The statements of Pall Corporation are presented in consolidation with its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currencies:
The financial statements of the foreign companies for the three years have been translated into United States dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average exchange rates. Translation gains and losses are reflected in shareholders' equity, while transaction gains and losses are reflected in income. Transaction losses in the amounts of $348,000, $25,000 and $298,000 were incurred in fiscal years 1994, 1993 and 1992, respectively.

         The equity of, and advances to, foreign subsidiaries totalled $249,154,000 and $249,028,000 at July 30, 1994 and July 31, 1993, respectively.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less, other than its investments in Puerto Rico, to be cash equivalents. Cash equivalents totalled $17,703,000 and $16,382,000 at July 30, 1994 and July 31, 1993, respectively. The Company holds all cash equivalents until maturity.

Short-Term Investments:
Short-term investments consist principally of certificates of deposit, time deposits and repurchase agreements secured by government obligations, and are carried at cost which approximates fair value. The Company holds all short-term investments until maturity.

Inventories:
Inventories are valued at the lower of cost (principally on the first-in, first-out method) or market.

Property, Plant and Equipment:
Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line basis.

         Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to earnings as incurred.

Patents and Trademarks:
Costs related to patents and trademarks are amortized on a straight-line basis over the estimated useful lives.

Income Taxes:
In 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Earnings Per Share:
Earnings per share was computed based on the average number of shares outstanding. Stock options were excluded from the computation since they were not materially dilutive during 1994, 1993 or 1992. (See "Common Stock - Stock Splits")

Capitalized Interest:
Interest in the amounts of $1,641,000 in 1994, $748,000 in 1993 and $1,220,000
in 1992 was capitalized. Such amounts were computed by applying the effective interest rate on the borrowing to the accumulated expenditures incurred.

Reclassifications:
Certain prior year amounts have been reclassified to conform with current year classifications.

RESTRUCTURING AND OTHER CHARGES

In the second quarter of fiscal 1993, the Company adopted a restructuring plan to allow for the consolidation of its Aeropower operations due to reductions in military spending. Consolidation was expected to enable greater efficiency in manufacturing and certain overhead functions, despite lower levels of demand. The plan consisted principally of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business.

         As a result, fiscal 1993 earnings reflect a pre-tax charge of $26,710,000 ($17,310,000 after taxes, 15 cents per share) for the restructuring plan and also to write-off certain excess corporate leasehold improvements. The charge included $11,530,000 of inventory write-offs, $9,476,000 of machinery and equipment write-offs, $3,604,000 for severance and other expenses, and $2,100,000 for the write-off of excess corporate leasehold improvements.

         In the fourth quarter of fiscal 1994, the Company recorded a one-time charge of $3,696,000 pre-tax ($2,332,000 after taxes, 2 cents per share), due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations.

INVENTORIES

The major classes of inventory are as follows:

- -----------------------------------------------------------
(in thousands)                      JULY 30,       July 31,
                                        1994           1993
- -----------------------------------------------------------
 Raw materials and components        $58,999        $53,549
 Work-in-process                      12,737         14,075
 Finished goods                       66,646         59,901
- -----------------------------------------------------------
 Total inventory                    $138,382       $127,525
===========================================================

OTHER ASSETS

Other assets consist of the following:

- -----------------------------------------------------------
(in thousands)                      JULY 30,       July 31,
                                        1994           1993
- -----------------------------------------------------------
Patents and trademarks, net of
  amortization                       $34,332        $26,603
Benefits protection trust             24,646         23,767
Prepaid pension expenses               8,272          6,631
Intangible pension assets              3,247          3,319
Goodwill                               6,087             --
Other                                 14,953         14,045
- -----------------------------------------------------------
Total                                $91,537        $74,365
===========================================================

Patents and trademarks include costs related to successfully defending certain Pall patents, and expenditures made to register new patents and trademarks, as well as paid-up licenses in respect of third party patents.

         The benefits protection trust was established for the purpose of satisfying certain previously unfunded pension obligations, in the event of a change of control of the Company. The July 30, 1994 and July 31, 1993 balance sheets reflect related liabilities in the amounts of $26,999,000 and $25,494,000, respectively. The trust primarily holds investments in U.S. government obligations and debt obligations of corporations with high credit ratings. Investments are carried at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity, until realized. Realized gains and losses are recognized in earnings upon sale. The Company considers investments held in the trust to be available-for-sale, based upon certain investment guidelines. Contractual maturity dates of U.S. government obligations and of corporate obligations range from 1995-2003 and 1997- 2003, respectively. Pertinent information related to the trust follows:


- -------------------------------------------------------------------
(in thousands)                        1994         1993        1992
- -------------------------------------------------------------------
Company contributions               $2,567       $7,072      $6,100
Total purchases (excluding
  above contributions)              33,896       11,339      28,240
Total proceeds from sales           34,309       10,455      29,268
Net (losses) gains recognized         (157)         120         324
===================================================================

Prepaid pension expenses represent the non-current amounts arising from the excess of cumulative employer contributions and earnings thereon, over accrued net pension expenses.

         Intangible pension assets represent, for certain domestic pension arrangements, the excess of unfunded accumulated benefits over unrecognized prior service costs. The July 30, 1994 and July 31, 1993 balance sheets reflect additional long-term pension liabilities of $10,489,000 and $10,889,000, respectively and a reduction in stockholders' equity, net of deferred tax benefits, of $4,711,000 and $4,996,000, respectively.

         Goodwill represents the cost in excess of the net assets acquired of the Company's former distributor in Australia, and is being amortized on a straight-line basis over 15 years.

SHORT-TERM DEBT

The Company had short-term investments in Puerto Rico of $50,800,000 at July 30, 1994 ($64,400,000 at July 31, 1993), at the same time that it had bank borrowings of $112,034,000 ($125,054,000 at July 31, 1993) outside of Puerto Rico.

         Pertinent information with respect to short-term bank borrowings follows:


- -------------------------------------------------------------------
(in thousands)                        1994         1993        1992
- -------------------------------------------------------------------
Average month-end
  borrowings                      $132,252     $112,950    $187,984
Weighted average interest
  rate during the year                 3.5%         3.8%        5.3%
Highest level of borrowing
  at any month-end during
  the year                        $167,234     $131,506    $120,927
Weighted average interest
  rate at year-end                     4.2%         3.3%        4.0%
===================================================================

At July 30, 1994, the Company and its subsidiaries had lines of credit totalling approximately $370 million, of which $112 million had been drawn. Such lines of credit do not represent legal commitments on the parts of the banks and no formal compensating balance requirements relate to them.

LONG-TERM DEBT


- -------------------------------------------------------------------
(in thousands)                          AT JULY 30,     At July 31,
                                               1994            1993
- -------------------------------------------------------------------
Bank loans in Japan, due in
 installments through 1999                  $27,858         $28,912
7.23% term loan, due on
  June 30, 1999                              20,000              --
Industrial development bonds, due in
  varying amounts through the year 1996,
  with interest at 63% and 67% of prime
  rates                                       4,760           7,700
Capitalized leases, 4.65% to 16.5% due in
  varying amounts through 2005                4,298           4,844
- -------------------------------------------------------------------
Total long-term debt                         56,916          41,456
Less: current portion                         2,819          16,916
- -------------------------------------------------------------------
Long-term debt, net of
 current portion                            $54,097         $24,540
===================================================================

The Company's Japanese subsidiary has entered into loan arrangements with three banks, in the total amount of 2.79 billion Yen ($27.9 million). The loans are being amortized through the year 1999, and bear interest at rates between 2.7% and 4.4%.

         A subsidiary of the Company has entered into agreements with two industrial development agencies for the financing of building and machinery acquisitions and building renovations. The payments being made by the Company are in the form of rent payments, equal in amount to the principal and interest on the bonds. Upon final payment of the bonds, the Company will reacquire the properties for a nominal price. The transactions have been accounted for as financings and the future rent payments net of interest are treated as debt on the balance sheet.

         The aggregate annual maturities of long-term debt during the fiscal years 1995 through 1999 are approximately as follows: 1995, $2,819,000; 1996, $6,317,000; 1997, $14,734,000; 1998, $449,000; and 1999, $31,349,000.

INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) as of the beginning of fiscal year 1992. The cumulative effect of this change in accounting for income taxes of $2,475,000 was reported as income in the consolidated statement of earnings for the year ended August 1, 1992.

         The components of earnings before income taxes are as follows:


- -------------------------------------------------------------------
(in thousands)                        1994         1993        1992
Domestic operations               $ 62,135     $ 27,365    $ 48,750
Foreign operations                  72,963       76,914      77,451
- -------------------------------------------------------------------
Total                             $135,098     $104,279    $126,201
===================================================================


The Company and its domestic subsidiaries file a consolidated Federal income tax return. The provisions for income taxes attributable to income from continuing operations consist of the following items:


- -------------------------------------------------------------------
(in thousands)                        1994         1993        1992
- -------------------------------------------------------------------
Current:
  Federal and Puerto Rico          $ 4,229      $ 2,692     $ 9,339
  State                                350          410       1,271
  Foreign                           27,191       27,154      26,471
- -------------------------------------------------------------------
    Total                           31,770       30,256      37,081
- -------------------------------------------------------------------
Deferred:
  Federal                            4,585       (5,207)     (1,353)
  State                                 75         (125)        (30)
  Foreign                             (254)       1,043         270
- -------------------------------------------------------------------
    Total                            4,406       (4,289)     (1,113)
- -------------------------------------------------------------------
Total income tax expense           $36,176      $25,967     $35,968
===================================================================

The tax effects of temporary differences and loss carry-forwards that give rise to significant portions of the net deferred tax liability at July 30, 1994, July 31, 1993 and August 1, 1992 are as follows:


- -------------------------------------------------------------------
(in thousands)                        1994         1993        1992
- -------------------------------------------------------------------
Deferred tax asset:
  Inventories                     $  9,221      $13,191    $ 12,129
  Pension liabilities               11,325        9,559       5,562
  Accrued expenses                   2,468        2,561       3,615
  Other                              4,584        2,874         679
- -------------------------------------------------------------------
  Total deferred tax asset          27,598       28,185      21,985
- -------------------------------------------------------------------
Deferred tax liability:
  Plant and equipment              (39,025)     (34,991)    (37,453)
  Pension assets                    (1,697)      (1,430)     (1,848)
  Other                             (1,148)      (1,239)     (1,796)
- -------------------------------------------------------------------
  Total deferred tax
   liability                       (41,870)     (37,660)    (41,097)
- -------------------------------------------------------------------
Net deferred tax liability        $(14,272)    $ (9,475)   $(19,112)
- -------------------------------------------------------------------

A reconciliation of the provisions for income taxes from continuing operations to the statutory Federal income tax rate follows:



- --------------------------------------------------------------------------------------------
(in thousands)                                            1994              1993        1992
- --------------------------------------------------------------------------------------------
                                                                % OF        % of        % of
                                                             PRE-TAX     Pre-tax     Pre-tax
                                                  AMOUNT    EARNINGS    Earnings    Earnings
- --------------------------------------------------------------------------------------------
Computed "expected" tax  expense                 $47,284        35.0%       34.6%*      34.0%
Tax benefit of Puerto Rican operations           (11,990)       (8.9)      (10.9)       (5.3)
Federal tax credits and other effects                (42)         --        (0.6)       (0.3)
Foreign income and withholding taxes, net
 of U.S. foreign tax credits                         648         0.5         1.5        (0.6)
State income taxes, net of Federal
 income tax benefit                                  276         0.2         0.3         0.7
- --------------------------------------------------------------------------------------------
Total and effective tax rate                     $36,176        26.8%       24.9%       28.5%
============================================================================================

*34.6% was the effective rate which resulted from the change in the Federal income tax rate from 34% to 35% as of January 1, 1993.

United States income taxes have not been provided on the retained earnings of foreign subsidiaries, which totalled $161,047,000, $118,962,000 and $66,038,000 at July 30, 1994, July 31, 1993 and August 1, 1992, respectively. Foreign subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. Any additional U.S. taxes arising from the repatriation of such earnings, less applicable credits for taxes paid abroad, would not be material.

         The Company's Puerto Rican subsidiaries are organized as "possessions corporations" as defined in Section 936 of the Internal Revenue Code. As such, the earnings of these companies are currently exempt from most U.S. and Puerto Rican income taxes. Repatriation of these earnings results in Puerto Rican withholding taxes of no more than 10% being imposed.

COMMON STOCK

Stock Splits:
On November 22, 1991, the Board of Directors declared a three-for-two stock split effective December 27, 1991. The par value of the new shares issued totalled $7,317,000, which was transferred from capital in excess of par value to the common stock account.

         On November 20, 1992, the Board of Directors declared a four-for-three stock split effective December 28, 1992. The par value of the new shares issued totalled $7,334,000, which was transferred from capital in excess of par value to the common stock account.

         All share and per share data for prior periods presented have been restated to reflect the stock splits.

Reduction in Par Value and Increase in Number of Authorized Shares:
At the annual meeting held on November 18, 1993, the shareholders approved an amendment to the Certificate of Incorporation reducing the par value of the common stock from $.25 per share to $.10 per share, and increasing the number of authorized shares of common stock from 200 million to 500 million. As a result of the reduction in par value, the common stock account was reduced by $17,603,000 and the capital in excess of par value account was increased by the same amount.

Shareholder Rights Plan:
On November 17, 1989, the Board of Directors adopted a Shareholder Rights Plan. Under the Plan, each shareholder received a dividend of one right for each share of the Company's outstanding common stock. Each right entitles the holder to purchase one share of common stock at an initial exercise price of $60 per share. Initially, the rights are attached to the common stock and are not exercisable. The rights become exercisable and will trade separately from the common stock ten days after any person or group acquires 20% or more of the Company's outstanding common stock, or ten business days after any person or group announces a tender offer for 20% or more of the outstanding common stock. Each right not owned by the acquiror would become exercisable for the number of shares of common stock of the Company having a market value at that time of twice the exercise price of the right. Alternatively, the Board of Directors could exchange the rights not owned by the acquiror for common stock at an exchange ratio of one share of common stock per right.

         The effective date of the rights dividend was December 1, 1989, to shareholders of record on that date. Such rights are also attached to common stock issued subsequent to December 1, 1989. The rights will expire on December 1, 1999, unless earlier redeemed by the Company. The rights are redeemable by the Board of Directors for .33 cents per right at any time until a 20% position has been acquired in the Company's common stock by a person or group.

Stock Repurchase Programs:
On June 9, 1992, the Company's Board of Directors authorized a program to repurchase shares of its common stock to fund the Company's stock option programs. The Board authorized the expenditure of up to $35 million, and the repurchase program was completed by the end of fiscal year 1992, with 1,357,000 (pre-split) shares being acquired.

         On August 3, 1993, the Company's Board of Directors authorized another program to repurchase shares of its common stock. The Board authorized the expenditure of up to $30 million, and this second program was completed by the end of fiscal year 1994, with 1,763,000 shares being acquired.

         The shares repurchased under both programs were held in treasury for use upon the exercise of options granted under the Company's stock option plans.

Other:
As of July 30, 1994, 6,671,038 shares of common stock of the Company were reserved for the exercise of stock options. To the extent that the treasury shares referred to in the preceding paragraphs are used to satisfy option exercises, these reserved shares will not be issued. At July 30, 1994, the Company held 2,031,541 treasury shares intended for use upon stock option exercises.

PENSION AND PROFIT SHARING PLANS AND ARRANGEMENTS

Pension Plans:
The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. Pension costs charged to operations totalled $8,638,000, $8,818,000 and $4,699,000 in fiscal years 1994, 1993 and 1992, respectively.

         The Company's pension plans provide benefits based on salary and length of service. Funding policy for domestic plans is in accordance with ERISA funding standards; for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments. At both July 30, 1994 and July 31, 1993, 48,665 shares of Company common stock were held in the Company's domestic pension funds.


Net periodic pension cost for these plans in fiscal years 1994, 1993 and 1992 was:

- -------------------------------------------------------------------------------------------------------
(in thousands)                                      U.S. Plans                      Foreign Plans
                                         1994         1993       1992        1994       1993       1992
- -------------------------------------------------------------------------------------------------------
Service cost                           $2,651       $3,227     $2,329      $3,582     $3,411     $2,731
Interest cost on projected
  benefit obligation                    4,851        4,579      3,322       2,635      2,582      2,553
Return on plan assets                    (763)      (2,017)    (2,387)     (3,854)    (4,156)    (4,515)
Net amortization and deferrals         (1,383)         266       (182)       (388)      (377)      (443)
- -------------------------------------------------------------------------------------------------------
Net periodic pension cost              $5,356       $6,055     $3,082      $1,975     $1,460     $  326
=======================================================================================================

The assumptions used were:
  Discount rate                          8.25%         7.5%       8.5%    5.5-8.0%   5.5-9.0%  5.5-10.0%
  Rate of compensation  increase     4.75-5.5%    4.75-5.5%  4.75-5.5%    2.9-5.0%   3.1-6.0%   3.1-8.0%
  Long-term rate of return on assets      9.0%         9.0%       9.0%    5.5-8.5%   5.5-9.5%  5.5-10.0%
=======================================================================================================

The following table presents the plans' funded status and amounts recognized on the Company's consolidated balance sheets at July 30, 1994 and July 31, 1993:

- --------------------------------------------------------------------------------------------------------------------------------
                                                         Assets Exceed                          Accumulated Benefits
                                                      Accumulated Benefits                          Exceed Assets
                                                 U.S. Plans        Foreign Plans           U.S. Plans         Foreign Plans
- --------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                 1994      1993      1994       1993      1994       1993      1994       1993
- --------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Vested benefit obligation                $  3,365  $  3,449  $ 30,023   $ 22,799  $ 52,660   $ 51,175  $  6,660   $  4,868
  Accumulated benefit obligation              3,590     3,728    30,100     22,867    54,590     53,352     7,680      5,784
  Projected benefit obligation                3,590     3,728    33,414     27,408    63,257     63,515     9,974      7,563
Plan assets                                   4,178     4,200    49,220     40,671    29,111     29,955     6,113      4,890
- ----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation
  (in excess of) or less than
  plan assets                                   588       472    15,806     13,263   (34,146)   (33,560)   (3,861)    (2,673)
Unrecognized net (gain) or loss                (106)       46    (4,756)    (3,599)   12,795     15,248    (1,372)    (1,408)
Unrecognized prior service cost                 348       368       217        229     2,531      2,905         0          0
Unrecognized net obligation or
  (asset) at date of adoption                  (549)     (592)   (3,276)    (3,556)   (1,681)    (1,805)      564        562
Additional minimum liability                      0         0         0          0   (10,489)   (10,889)     (178)      (115)
- ----------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (liability)
  in the consolidated balance sheet        $    281   $   294    $7,991    $ 6,337  $(30,990)  $(28,101) $ (4,847)  $ (3,634)
============================================================================================================================
The assumptions used were:
  Discount rate                                8.25%      7.5%  5.5-8.0%   5.5-9.0%     8.25%       7.5%  5.5-7.8%   5.5-8.4%
  Rate of compensation increase            4.75-5.5% 4.75-5.5%  2.9-4.0%   3.1-6.0% 4.75-5.5%  4.75-5.5%  4.0-5.0%   4.0-5.0%
- ----------------------------------------------------------------------------------------------------------------------------

At July 30, 1994 and July 31, 1993, the Company had recorded additional minimum pension liabilities of $10,489,000 and $10,889,000, respectively. Related intangible assets in the amounts of $3,247,000 and $3,319,000, respectively, are reflected in non-current assets, and reductions in stockholders' equity, net of deferred tax benefits, of $4,711,000 and $4,996,000, respectively, are recorded.

         The Company and its subsidiaries also participate in certain multi-employer pension plans for the benefit of its employees who are union members. Contributions to these plans were $1,307,000, $1,303,000 and $1,291,000 for fiscal years 1994, 1993 and 1992, respectively.

Profit Sharing Plan:
The Company's profit sharing plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The plan provides that, unless the Board of Directors decides otherwise, the Company contribute annually the lesser of (a) the amount which, when added to forfeitures for the year, equals 7 1/2% of the amount by which the consolidated net operating income before income taxes of the Company and its participating subsidiaries exceeds $500,000, or (b) the amount deductible for Federal income tax purposes. The provisions for fiscal years 1994, 1993 and 1992 were $4,683,000, $3,711,000 and $3,988,000, respectively.

INCENTIVE COMPENSATION PLAN

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. With respect to the officers covered by the employment contracts referred to in the Contingencies and Commitments footnote, any incentive compensation payable to an officer under the incentive compensation arrangement described in this paragraph is reduced by the incentive compensation payable under the formula contained in his/her employment contract. The aggregate amounts charged to expense in connection with the plan were $5,019,000, $5,289,000 and $6,411,000 in fiscal years 1994,
1993 and 1992, respectively.

STOCK OPTION PLANS

The Company has adopted several plans which provide for the granting of stock options to officers and employees, at option prices equal to the market price of the common stock at date of grant, which results in no charge to earnings. The forms of option adopted provide that the options may not be exercised within one year from the date of grant, and expire if not completely exercised within five years from the date of grant. For the most part, in any year after the first year, the options can be exercised with respect to only up to 25% of the shares subject to the option, computed cumulatively.


- -----------------------------------------------------------------
                                          AT                   At
                                    JULY 30,             July 31,
                                        1994                 1993
- -----------------------------------------------------------------
Options exercisable                1,146,450            1,673,942
Shares available for grant         1,427,633            1,557,836
=================================================================

Changes in the options outstanding during fiscal years 1992, 1993 and 1994 are summarized in the following table:


- -----------------------------------------------------------------
                                      Number
                                   of Shares      Price per Share
- -----------------------------------------------------------------
BALANCE - AUGUST 3, 1991           2,147,867      $ 5.12 - $18.66
Fiscal 1992:
  Options granted                  2,035,000       18.38 -  19.66
  Options exercised                 (582,515)       5.12 -  11.69
  Options terminated                 (18,276)      10.13 -  18.47
- -----------------------------------------------------------------
BALANCE - AUGUST 1, 1992           3,582,076        9.40 -  19.66
Fiscal 1993:
  Options granted                     49,000       18.25 -  22.31
  Options exercised                 (452,090)       9.40 -  18.38
  Options terminated                 (25,918)      10.13 -  18.38
- -----------------------------------------------------------------
BALANCE -  JULY 31, 1993           3,153,068        9.40 -  22.31
Fiscal 1994:
  Options granted                  3,374,668       15.25 -  19.81
  Options exercised               (1,039,866)       9.40 -  18.38
  Options terminated                (244,465)      10.13 -  18.50
- -----------------------------------------------------------------
BALANCE - JULY 30, 1994            5,243,405        9.60 -  22.31
=================================================================

Since June 1992, the Company has delivered treasury shares upon the exercise of stock options. The difference between the cost of the treasury shares, on a weighted average basis, and the exercise price of the options is charged against retained earnings.

OTHER NON-CURRENT LIABILITIES

This consists primarily of accruals for deferred compensation plans and arrangements, the benefits of which are, and will continue to be, paid to covered officers and employees.

CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are subject to certain legal actions which arise in the normal course of business. It is management's belief that these actions will not have a material effect on the Company's consolidated financial position.

         The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $11,000,000 in 1994, $10,200,000 in 1993 and $8,700,000 in 1992. Future minimum rental commitments at July 30, 1994 for all noncancelable operating leases with initial terms exceeding one year are $6,600,000 in 1995; $5,700,000 in 1996; $4,700,000 in 1997; $1,700,000 in 1998;
$1,500,000 in 1999; and $1,300,000 thereafter.

         The Company has employment agreements with its executive officers, the terms of which expire at various times through July 31, 1999. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at July 30, 1994, excluding bonuses, was approximately $10,000,000.

FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET
RISKS AND CONCENTRATIONS OF CREDIT RISK

The Company enters into forward exchange contracts, generally with terms of 90 days or less, to manage its foreign currency transaction exposures. Effects of changes in currency rates on those transactions are therefore minimized and hedges are accounted for as part of the underlying transactions. The total value of open contracts at year-end was not material.

         The Company sells its products to a diverse group of customers in the Health Care, Aeropower and Fluid Processing industries throughout the world and as such does not consider itself exposed to concentration of credit risks. These risks are further minimized by placing credit limits, ongoing monitoring of the customers' account balances, and assessment of the customers' financial strengths.

         The Company's cash and cash equivalents and investments are in high-quality securities placed with a wide array of financial institutions with high credit ratings. This investment policy limits the Company's exposure to concentration of credit risks.

         The Company considers the fair value of all financial instruments to be not materially different from their carrying value at year-end.

INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

Specified financial information by industry segment and geographic area for fiscal years 1994, 1993 and 1992 is summarized on pages 39 and 40 of this report.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

- ---------------------------------------------------------------------------------------------------
(in thousands, except per share data)         First     Second        Third     Fourth         Full
                                            Quarter    Quarter      Quarter    Quarter         Year
- ---------------------------------------------------------------------------------------------------
1994:
  NET SALES                                $141,874   $169,710     $177,814   $211,450     $700,848
  GROSS PROFIT                               86,673    105,641      114,585    136,325      443,224
  EARNINGS BEFORE INCOME TAXES               15,380     30,598       37,475     51,645(a)   135,098(a)
  NET EARNINGS                               11,073     22,031       27,817     38,001(a)    98,922(a)
  EARNINGS PER SHARE                            .10        .19          .24        .33(a)       .86(a)

1993:
  Net sales                                 148,363    167,460      172,547    198,852      687,222
  Gross profit                               90,198    104,506      111,693    131,196      437,593
  Earnings before income taxes               15,360      2,045(b)    34,962     51,912      104,279(b)
  Net earnings                               10,982      3,255(b)    24,999     39,076       78,312(b)
  Earnings per share                            .09        .03(b)       .22        .34          .68(b)
===================================================================================================

(a) Includes a pre-tax charge of $3,696 ($2,332 after taxes, 2 cents per share) due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations.
(b) Includes a pre-tax charge of $26,710 ($17,310 after taxes, 15 cents per share) representing principally the cost of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business.

                  GRAPHICAL APPENDIX TO ELECTRONIC DOCUMENT


Figure 1 -- page 12  Pie Chart

Figure 2 -- page 12  Picture of Filters

Figure 3 -- page 13  Picture of Filters

Figure 4 -- page 13  Picture of Filters

Figure 5 -- page 14  Picture of Filters

Figure 6 -- page 15  Pie Chart

Figure 7 -- page 15  Picture of Filters

Figure 8 -- page 16  Pie Chart

Figure 9 -- page 17  Picture of Filters

Figure 10 -- page 17  Picture of Filters

Figure 11 -- page 18  Pie Chart

Figure 12 -- page 18  Picture of Filters

Figure 13 -- page 19  Picture of Filters

Figure 14 -- page 22  Pie Chart

Figure 14 -- page 22  Picture of Filters

Figure 16 -- page 23  Picture of Filters

Figure 17 -- page 24  Pie Chart

Figure 18 -- page 25  Picture of Filters

Figure 19 -- page 25  Picture of Filters

Figure 20 -- page 25  Picture of Filters

Figure 21 -- page 28  Pie Chart

Figure 22 -- page 28  Picture of Filters

Figure 23 -- page 28  Picture of Filters

Figure 24 -- page 29  Picture of Filters

Figure 25 -- page 30  Pie Chart

Figure 26 -- page 30  Picture of Filters

Figure 27 -- page 31  Picture of Filters

Figure 28 -- page 32  Picture of Filters