Form 10-K, Exhibit 13
period 1995-07-29
PALL CORP
filed 1995-10-23
CIK 75829

                                                                    EXHIBIT 13


FLUID PROCESSING
MICROELECTRONICS

[FIGURE 1]

ENSURING HIGHER PRODUCT YIELDS
--------------------------------------------------------------------------------

Pall filters are carving out deep niches in the high-growth microelectronics industry. By filtering and purifying chemical, water and gas streams, they enable semiconductor manufacturers to remove microscopic contaminants that would otherwise have a devastating impact on sensitive--and extremely expensive--products and equipment. Filtration and purification ensures customers worldwide of consistently high product yields, and delivers significant savings. - THE INDUSTRY'S INNOVATOR. Pall is a leading supplier to virtually all of the major producers of semiconductor devices and capital equipment. State-of-the-art products, technical expertise and customer service underscore our reputation as the industry's innovator. An example is our new Gaskleen PPT Reactive Gas filter, the result of an alliance with the University of Arizona, a SEMATECH Center of Excellence. This device will produce gas purity levels 10 to 100 times better than those available through current purification methods. - SETTING THE STANDARD. Our Microza* ultrafiltration modules have set the industry standard for high-purity deionized water filtration while Pall's new Ultipleat Posidyne II filter is allowing customers to double their flow capacity and achieve breakthrough reductions in terms of space for new construction.


         * Microza is a registered trademark of ASAHI CHEMICAL INDUSTRY CO. LTD.

[FIGURE 2]

[FIGURE 3]

                                    RAPID
                                 INNOVATION
                            IN SYNC WITH DYNAMIC
                            INDUSTRY REQUIREMENTS


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

The double-digit growth of the microelectronics industry, coupled with our ability to deliver innovative new products, has created an extremely promising outlook for Pall Microelectronics. This high-profile business, which accounts for nearly 40 percent of the sales of our Fluid Processing segment, grew 43 percent in 1995, outpacing the growth of the microelectronics industry.
- SUSTAINABLE GROWTH. We believe that a high level of growth is sustainable over the next three to five years as we increasingly become the filter supplier of choice for semiconductor fabricators worldwide. Driving that market is the explosive growth of microprocessor-based consumer and business products, including personal computers (50 percent of all U.S. employees use a PC at work, while Japan at 20 percent and Europe at 18 percent are pushing hard to catch up), printers, cellular telephones and other wireless communications devices. Consider, half of the world's population has yet to use a telephone.
To meet this soaring demand, it is estimated that over 60 new semiconductor fabrication plants will be built or under construction worldwide by the year 2000. This business alone represents a potential $100 million sales opportunity for Pall.

   BECOMING THE SUPPLIER OF CHOICE. THROUGH OUR WORK WITH A TOP-10 SEMICONDUCTOR MANUFACTURER, WE'RE SHOWING WHY PALL CORPORATION HAS THE INSIDE TRACK FOR SUPPLYING STATE-OF-THE-ART FILTER SYSTEMS TO THE 60 FABRICATION PLANTS EITHER PLANNED OR UNDER CONSTRUCTION. PALL WAS AWARDED THE MAJORITY OF THE FILTER APPLICATIONS FOR THE FIRST PHASE OF THE CUSTOMER'S $1.5 BILLION FABRICATION PLANT IN THE SOUTHWESTERN U.S. WE DELIVERED EVERY PRODUCT ON TIME, AND ARE REPEATING THAT PERFORMANCE DURING PHASE TWO, NOW UNDERWAY. WE HAVE DELIGHTED OUR CUSTOMER THROUGH AN INTEGRATED APPROACH THAT COMBINES HIGH PERFORMANCE PRODUCTS, LIKE GASKLEEN IV FILTER ASSEMBLIES AND MICROZA ULTRAFILTRATION MODULES, WITH EXEMPLARY SERVICE, AND OUR SCIENTIFIC AND ENGINEERING EXPERTISE. THE LATTER LED TO AN INDUSTRY "FIRST"--CREATION OF A 30-INCH PFA HOUSING FOR ENHANCED FILTER PERFORMANCE AND COST SAVINGS.

FLUID PROCESSING
INDUSTRIAL PROCESSING GROUP

[FIGURE 4]

THE COMPETITIVE EDGE
--------------------------------------------------------------------------------

The Industrial Processing Group (IPG) uses a broad array of filtration and high-end separations technologies to solve complex customer problems in the data storage and imaging fields. With customers demanding ever finer levels of filtration, Pall has demonstrated its edge over the competition with sophisticated lines of application-specific products--such as Fluorodyne VA filters--coupled with unparalleled technical support. - COMPUTER INDUSTRY INROADS. While photofilm--which includes photographic films and paper, graphic arts films, medical x-ray films and lithographic and flexographic printing plates--continues to be our largest market, the greatest gains in fiscal 1995 came in sales to the computer industry. Here, our filters play key roles in the production of thin film rigid disks for hard drives and magnetic storage devices (floppy disks, audio, computer and video tape). All told, Industrial Processing Group sales increased by 25 percent in fiscal 1995.

[FIGURE 5]

[FIGURE 6]

                                  CREATING
                                 WEALTH FOR
                              CUSTOMERS THROUGH
                            ENABLING TECHNOLOGIES


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

The mission of our IPG organization is to provide not just hardware, but novel solutions to satisfy the most demanding filtration and separations problems--solutions that create wealth for our customers. To that end, IPG has forged close relationships with our customers' engineering and research and development staffs. - PRODUCTS TAILORED TO APPLICATIONS. This cooperative effort has often led to the development of application-specific new products designed to optimize the customer's fluid systems. An example is the Fluorodyne VA filter, which we developed for the computer hard drive market. In addition, Pall's new Ultipleat Profile filters have been widely adopted in a broad array of industries, such as photographic and graphic arts film, optical lens and fine chemical manufacturing. - COST-SAVING RETROFITS. In cases where we have retrofitted competitive products, we have reduced customer costs through longer filter life, faster batch filling rates and enhanced product quality. For new filter installations, the unique lower flow resistance of Ultipleat Profile filters has enabled our customers to purchase smaller, less expensive filter housings.

   CUSTOMIZING A SOLUTION. CANON, ONE OF THE WORLD'S LEADING IMAGING COMPANIES, CAN ATTEST TO PALL'S APPLICATION DEVELOPMENT SKILLS. THE PROBLEM: EXISTING PRODUCTS DID NOT ALLOW CANON TO FILTER AND LOAD INK INTO INK JET PRINTER CARTRIDGES FAST ENOUGH WITHOUT PURCHASING ADDITIONAL FILTER HOUSINGS. THE
   SOLUTION: PALL SCIENTISTS AND ENGINEERS DEVELOPED THE FLUORODYNE VA FILTER WITH HALF THE FLOW RESISTANCE OF THE PREVIOUSLY USED PRODUCT. WITH A GREATER FLOW RATE THROUGH THE FILTER HOUSING, CANON WAS ABLE TO FILL SHIPMENT CONTAINERS FASTER--RESULTING IN INCREASED PRODUCTION WITHOUT INCREASED PRODUCTION COSTS.

FLUID PROCESSING
HYDROCARBON PROCESSING,
CHEMICAL AND POLYMER

[FIGURE 7]

USING AN INTEGRATED SYSTEMS APPROACH
--------------------------------------------------------------------------------

Pall's Hydrocarbon Processing, Chemical and Polymer (HCP) group provides a wide range of businesses--from petroleum refining to polyester film and fiber to hydrogen peroxide production--with well-defined filtration and separations solutions. Because of the breadth of its product line, Pall is able to offer an integrated systems approach to solve customer problems that often involves not one, but a combination of Pall products. - COST-EFFECTIVE COALESCERS. HCP has become a significant supplier of liquid/liquid separations equipment to the petroleum and petrochemical markets through its recently introduced AquaSep and PhaseSep coalescers. These products are able to separate liquids more efficiently than competitive coalescers and promise to become an economically attractive alternative to more expensive capital equipment currently being used. - DRILLING BREAKTHROUGH. Another Pall product--the Stratapac filter--offers a revolutionary approach to sand control in oil and gas wells. With more than 100 offshore installations already, sales of the Stratapac filter are expected to triple next year. HCP sales to petroleum producers are also poised to grow dramatically over the next three years as we continue to develop strategic technical alliances with the major producers.

[FIGURE 8]

[FIGURE 9]

                                BREAKTHROUGH
                                TECHNOLOGIES
                                TURN PROFITS
                                FOR CUSTOMERS


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

Pall HCP is capitalizing on its technical expertise and advanced product capabilities to grow its market share through direct customer partnerships and alliances. Our scientific and marketing teams have developed close working relationships with a number of major petroleum refining and licensing companies and institutes, including customers in the U.S., Eastern Europe and Southeast Asia. In China, our engineers helped the Beijing Chemical Works solve a complex waste minimization problem. - A MAJOR GROWTH OPPORTUNITY. Pall HCP is taking advantage of the fast growing demand for hydrogen peroxide as a more ecologically friendly product than chlorine. With hydrogen peroxide plants being built worldwide, we are positioning various Pall separations technologies as cost-effective partners.


   BRINGING A WELL BACK TO LIFE. SAND PRODUCTION FROM A SAND-PRONE PAY ZONE FORCED A SHELL COMPANY IN MALAYSIA, IN SOUTHEAST ASIA, TO CLOSE- IN THE WELL. IN AN EFFORT TO COST EFFECTIVELY INCREASE PRODUCTION FROM EXISTING WELLS, SHELL SELECTED A PRODUCT FROM PALL--THE STRATACOIL FILTER. THIS PRODUCTION ZONE WAS RESTORED, SURGING FROM ZERO TO 850 B/D WITH LITTLE SAND PRODUCTION. THE PAYBACK PERIOD FOR SHELL WAS ONE WEEK AND THE COMPANY PLANS TO EXTEND THE USE OF THIS TECHNOLOGY TO SIMILAR WELLS IN ITS AREA OF OPERATIONS.

FLUID PROCESSING
PALL ADVANCED
SEPARATIONS SYSTEMS

[FIGURE 10]

TARGETING ENERGY PRODUCERS
--------------------------------------------------------------------------------

Organized three years ago to spearhead the Company's move to high-end separations, Pall Advanced Separations Systems (PASS) is making major inroads in the multi-billion dollar global energy field. Through a total systems approach, the PASS organization is demonstrating to the power generation, refining and chemical processing industries the key role separations can play in controlling costs and minimizing environmentally hazardous waste streams. - WASTE REDUCTION. In fiscal 1995, for example, along with our alliance partner, GE Nuclear Energy, we supplied separations systems to nuclear power generating stations incorporating our Septra polymeric filters for processing condensate and waste water. This innovative approach is dramatically reducing the volume of radioactive waste. In other energy markets, Pall backwash filters were selected by petroleum refineries in the Pacific Rim, Europe and the U.S. as a way to extend catalyst service life and reduce maintenance costs. - ROBUST GROWTH. Sales of PASS products for the power generation market are expected to grow at a robust 25 percent rate over the next several years, based in part on the strength of our Septra filters. China, which has 72 refineries and plans to double its refining capacity by 2010, and Southeast Asia, represent the fastest growing markets for PASS. We have also been successful in Korea, where Pall recently teamed up with Goldstar Cable to sell a large backwash system to Honam Oil Refinery.

[FIGURE 11]

[FIGURE 12]

                                    NOVEL
                                TECHNOLOGIES
                                 FOR COMPLEX
                                  PROBLEMS


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

By providing the best available technology at competitive prices and defining a "total separations systems" approach to process plant needs, PASS anticipates continued strong top-line growth across its markets. Our alliance with GE Nuclear Energy is a major factor behind our success in the nuclear power generation market. Working with GE gives us significant credibility with customers, offers us high-level contacts at utilities, and allows us to provide world-class filter solutions while GE supplies the engineering and project management expertise. - NEW MARKET THRUST. With few nuclear plants currently on the drawing boards, our market thrust is to upgrade existing plants and move the industry toward even greater radiation control. To that end, we recently introduced the next generation of submicron filters designed to meet stringent efficiency standards while ensuring cost economies. - BACKWASH FILTER SOLUTIONS. The real driver of our power generation business, however, is Septra backwashable filters, which operate without the need for filter aids or additives. Because these polymeric elements are durable, they do not require replacement annually, which helps to further reduce waste. - GROWING APPLICATION. Catalyst recovery in both gas and liquid phases has become an increasingly important application for PASS products, particularly Vitropore ceramic filters and non-metallic Septra filters.

   PALL PIONEERS REMOTE MONITORING. PALL ENGINEERING HAS FOUND ANOTHER WAY TO HELP CUSTOMERS ACHIEVE THE OPTIMAL FILTER SOLUTION: REMOTE MONITORING OF THEIR BACKWASH SYSTEM. THIS UNIQUE TECHNOLOGY WAS RECENTLY INTRODUCED TO OIL REFINERIES IN THE FORM OF A LARGE PILOT-SCALE UNIT DEVELOPED BY PALL THAT WILL REMAIN AT A CUSTOMER'S SITE FOR UP TO SIX MONTHS TO ELECTRONICALLY MONITOR AND CONTROL THE BACKWASH SYSTEM. MORE IMPORTANTLY, DATA COLLECTED BY THIS HIGHLY VERSATILE UNIT WILL DEMONSTRATE HOW PALL BACKWASH TECHNOLOGY CAN IMPROVE FLOW RATES AND PROVIDE CATALYST BED PROTECTION TO A DEGREE PREVIOUSLY IMPOSSIBLE WITH COMPETING PRODUCTS. THIS APPLICATION IS THE GATEWAY TO EVENTUAL REMOTE MONITORING OF ALL PALL SOLID SEPARATIONS SYSTEMS AS WE LEAD THE INDUSTRY TO A NEW ERA OF CUSTOMER SUPPORT.

AEROPOWER
INDUSTRIAL HYDRAULICS

[FIGURE 13]

BUILDING MARKET SHARE
--------------------------------------------------------------------------------

Industrial equipment users and Original Equipment Manufacturers (OEMs) look to Pall Industrial Hydraulics for a high performance line of filters to meet their stringent hydraulic and lubrication system requirements where the correlation between system cleanliness and productivity is distinct. Our Ultipor III filters provide them with particulate control, service life and performance consistency. Mobile equipment users and OEMs also count on Pall hydraulic, lubrication, transmission fluid and diesel engine oil and fuel filters. Pall's oil purifiers protect both industrial and mobile equipment from the harmful effects of water, solvents and gaseous contamination. Increasingly, our products are providing customers with solutions that enable them to reduce operating and maintenance costs. Just as important, they're helping safeguard the environment by minimizing waste and reducing exhaust emissions. - EXPANDING CUSTOMER BASE. Sales to a diversity of global markets increased by almost 19 percent in fiscal 1995. Those markets included pulp and paper, where a turnaround this past year created a resurgence in demand for Pall filters. In the power generation market, the tremendous growth of independent power producers in an industry moving toward deregulation has triggered an expanding customer base. We also opened up new opportunities in the transit and school bus market by introducing the "one filter fits all" concept. This approach reduces inventory and administrative costs for customers and simplifies the maintenance process.

[FIGURE 14]

[FIGURE 15]

                                HIGHER FLUID
                                 CLEANLINESS
                                  STANDARDS
                                 REWARD WITH
                            GREATER PRODUCTIVITY


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

Pall Industrial Hydraulics is building market share and customer loyalty through a powerful product mix. - ENVIRONMENTAL PROTECTION. A major new product impacting sales this past year was the Pall Coreless Ultipor III element series. Manufactured without metallic parts, Coreless Ultipor III elements are allowing us to meet our customers' filtration performance requirements as well as address mounting environmental concerns and reduce element disposal costs. Now, used filters can be safely incinerated, shredded or more compactly crushed to eliminate or minimize use of dwindling landfill space. - CLEANLINESS STANDARDS. A thorough customer understanding of system cleanliness standards has become more and more important in the fluid power industry. Our scientists and sales force have taken the lead in offering this expertise. Now, with the introduction of Pall's PCM100 fluid contamination monitor, customers can keep constant track of system fluid cleanliness levels, ensuring that standards are being met.

   WORKING FOR THE ENVIRONMENT. HUSKY INJECTION MOLDING SYSTEMS LTD., OF ONTARIO, CANADA HAS DECLARED ENVIRONMENTAL PROTECTION TO BE "THE DRIVING FORCE BEHIND EVERYTHING WE DO." AS PART OF THAT COMMITMENT, HUSKY, ONE OF THE WORLD'S LARGEST MANUFACTURERS OF INJECTION MOLDING EQUIPMENT, IS WORKING WITH PALL CORPORATION TO MEET ITS INDUSTRIAL FLUID POWER NEEDS. WE RESPONDED BY INTRODUCING THREE UNIQUE FILTER HOUSINGS THAT INCORPORATE PALL CORELESS ULTIPOR III ELEMENT TECHNOLOGY, THEREBY MINIMIZING FILTER AND FLUID WASTE AND REDUCING DISPOSAL COSTS. PALL IS HELPING HUSKY TO PRODUCE WORLD-CLASS MACHINES, AND LIVE UP TO ITS EXACTING ENVIRONMENTAL AND QUALITY STANDARDS.

AEROPOWER
AEROSPACE


[FIGURE 16]


COMMERCIAL AND MILITARY FOCUS
--------------------------------------------------------------------------------

Pall Aerospace is the world's leading supplier of sophisticated fluid clarification and separations products to the commercial aircraft market and to the military for use on aircraft, ships and land-based vehicles. By removing contaminants from fuels and hydraulic and lubricating fluids, our filter systems increase the reliability and life of our customers' equipment. They help prevent costly groundings of aircraft and other vehicles. Pall products enhance the health and comfort of commercial airplane passengers and crews by eliminating dust, bacteria and viruses from cabin air circulation systems. - A STRONGER BUSINESS. Dramatic cutbacks in worldwide military spending a few years ago, caused us to rethink our Aerospace strategy. We successfully re-engineered our opera-tions and refocused our sales efforts on the commercial aerospace and industrial markets. The military and industrial portions of our Aeropower segment were consolidated, achieving dramatic productivity gains and cost reductions. We made significant investment in state-of-the-art equipment, allowing us to design with extreme precision and manufacture our products faster than ever before. What has emerged is a much stronger and smarter business--one that's well equipped to succeed on a global scale. - BULLISH OUTLOOK. Pall's worldwide Aeropower sales were up nearly 19 percent in fiscal 1995. With military opportunities on the rise, thanks to new generation armored vehicles, helicopters and field artillery systems, and with commercial aircraft manufacturers gearing up to handle a doubling in passenger miles over the next decade, Pall is looking forward to steady and profitable growth in its Aerospace business.

[FIGURE 17]

[FUGURE 18]

                                   AIRLINE
                                   SUPPORT
                                  WORLDWIDE
                                WITHIN HOURS


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

We have positioned ourselves for growth through distinct technology, product diversity, global distribution capability and outstanding customer service.
- PALL AS AN INNOVATOR. Following an industry-wide downsizing, our Aerospace customers look to us more than ever for technical support. We provide it through applications of our innovative filtration and separations technologies. Our AquaSep coalescer, for example, is the only proven method for removing water from a new fuel used by the U.S. Air Force. - DISTRIBUTION CAPABILITY. Pall's global distribution network gives airline customers anywhere in the world immediate access to products and customer service. In fact, our Aircraft On Ground (AOG) Service guarantees dispatch within four hours of receipt of an order. That's helped drive the growth of our sales through distribution--a $75 million potential market--by more than 100 percent over the past three years.
- TECHNICAL SUPPORT. Enhancing our geographic reach is the worldwide presence of Pall's Scientific and Laboratory Services (SLS). Our trained specialists work directly with customers to identify and solve contamination problems. As a result of these core strengths, more customers are signing long-term agreements with Pall to meet their total filtration needs. And that's giving our Aerospace business a solid platform for future growth.

   CATERING TO CUSTOMERS. ADVANCED TECHNOLOGY IS ENABLING PALL TO PRODUCE TOP-PERFORMING PRODUCTS WITHIN SIGNIFICANTLY SHORTER LEAD TIMES. THE BOEING COMPANY HAD A FIRSTHAND LOOK AT THIS CAPABILITY AT OUR AEROSPACE PLANT IN NEW PORT RICHEY, FLORIDA. A VISITING TEAM OF BOEING TECHNICIANS TOOK IMMEDIATE ADVANTAGE OF OUR ABILITY TO DESIGN COMPLEX COOLING SYSTEM FILTERS FOR THEIR HIGH-TECH V-22 TILTROTOR AIRCRAFT USING THREE-DIMENSIONAL COMPUTER-AIDED DESIGN (CAD) SYSTEMS. WORKING SHOULDER TO SHOULDER WITH OUR CAD ENGINEERS, BOEING ENGINEERS WERE ABLE TO MAKE CHANGES IN REAL TIME. THEY ALSO HAD A CLOSE-UP LOOK AT PALL'S INTEGRATED ABILITY TO DESIGN AND MACHINE FILTER PARTS. IN THE CASE OF THE V-22 AIRCRAFT FILTER, THIS CONCURRENT ENGINEERING CAPABILITY IS EXPECTED TO CUT DESIGN-TO-PRODUCTION TIME IN HALF.

HEALTH CARE -- PATIENT PROTECTION
BIOMEDICAL

[FIGURE 19]

PLAYING A PIVOTAL ROLE
--------------------------------------------------------------------------------

Pall filtration technology in hospital and blood bank settings provides unique patient protection against contaminating bacteria and viruses, as well as the foreign leukocytes found in blood components. The worldwide clamor for dramatic new approaches to reducing the cost of patient care--without jeopardizing quality--has underscored the importance of Pall Biomedical products and technology. Pall filters are playing a pivotal role in improving patient outcomes, shortening hospital stays and cutting health care costs. - SALES GROWTH. In fiscal 1995, Pall increased its sales to blood banks dramatically--by approximately 60 percent--as a greater awareness of the benefits of leukocyte depletion of blood components took hold in the blood banking community worldwide. The increases were greatest in Western Europe, where blood centers are moving quickest to more routine pre-filtration of blood for hospital usage. At the same time, blood filter sales to hospitals declined as the process of filtration continues its shift from the bedside to the blood bank. Overall, the market for blood filters rose sharply, with Pall picking up the major share of this expanding business. - PRODUCT STRENGTH. Breakthrough products promise future Biomedical growth. They include AutoStop filters for blood banks, to ensure leukocyte reduced platelet rich plasma, and other novel products. - A NEW SUBSIDIARY. In May, we announced our intention to acquire the Medical Plastics business of Bayer Corporation, a well recognized innovator and producer of plastic disposable products and preservative solutions used in blood collection and storage. The acquisition was completed in the first quarter of fiscal 1996 and the new entity, Medsep Corporation, will help us provide integrated filtration solutions to this marketplace.

[FIGURE 20]

[FIGURE 21]

                                  IMPROVING
                                   PATIENT
                                OUTCOMES AND
                          CUTTING HEALTH CARE COSTS


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

Over the past year, the volume of blood undergoing leukocyte removal rose dramatically in the world's blood banks, reflecting increasing demand by hospitals for filtered blood. It illustrates the developing market for blood filters that is being driven by new medical standards of care. Another factor is the breadth of our Biomedical product line, which includes not just blood, but respiratory and intravenous (IV) filters. - SOURCE OF PROTECTION. The increasing need of hospitals to protect workers from patients with resistant strains of tuberculosis, for instance, has resulted in remarkable growth for our breathing circuit filters. We're seeing multiple areas of growth for Pall's IV filters. An example is our total parenteral nutrition (TPN) filters which remove bacteria, fungi and yeast from intravenous feeding solutions administered to patients. - THE POWER OF ALLIANCES. We're also relying on alliances with health care industry leaders such as Baxter and Haemonetics to fuel our Biomedical business growth. Baxter has begun incorporating Pall's blood filtration products for European customers, a major development. To be sure, more and more health care manufacturers are finding a niche for filters in their product lines.


   PROMOTING A SAFER BLOOD SUPPLY. THOUGH A BLOOD TRANSFUSION CAN BE A LIFESAVING PROCEDURE FOR MANY PEOPLE, IT ALSO POSES CERTAIN RISKS. SOME OF THOSE DANGERS, SUCH AS VIRUS TRANSMISSION, ARE BEING DRAMATICALLY REDUCED THROUGH CAREFUL SCREENING AND SUBSEQUENT FILTRATION OF DONOR BLOOD. ABOUT 90 PERCENT OF ALL ADVERSE TRANSFUSION REACTIONS, HOWEVER, CAN BE TRACED TO FOREIGN LEUKOCYTES, OR WHITE BLOOD CELLS, NATURALLY PRESENT IN TRANSFUSED BLOOD. IT IS PALL'S FIRM CONVICTION THAT LEUKOCYTE FILTRATION OF TRANSFUSED BLOOD IS A NECESSITY, NOT A LUXURY. WE, AND OTHERS, ARE SPREADING THAT MESSAGE THROUGH ACTIVE EDUCATIONAL EFFORTS FOR PHYSICIANS AND PATIENTS.

HEALTH CARE--PHARMACEUTICALS, DIAGNOSTICS AND NUTRITION
BIOSUPPORT

[FIGURE 22]

CARVING A COMPETITIVE ADVANTAGE
--------------------------------------------------------------------------------

Pall BioSupport membranes, critical to a wide range of biological analyses, constitute one of Pall's fastest growing businesses. Products used in the diagnosis and monitoring of health conditions such as diabetes, pregnancy and infectious disease, comprise a major market for this young division. Another major growth area is molecular biological applications, where Pall BioSupport is the leading supplier of membranes used for forensic testing, genetic fingerprinting and projects designed to map the genetic makeup of humans. The ability of Pall membranes to ensure accuracy, sensitivity and ease of use gives them distinct competitive advantage. - IMPRESSIVE GROWTH. BioSupport sales grew by 33 percent in fiscal 1995. The blood glucose market continues to be a major source of sales growth, with the American Diabetes Association stressing the importance of frequent monitoring of blood sugar levels as an important companion to treatment.

[FIGURE 23]

[FIGURE 24]

                                   GROWING
                                   THROUGH
                                 UNSURPASSED
                           CUSTOMER COMMUNICATION


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

Our BioSupport group is looking forward to continued growth on the strength of its cutting edge products and unsurpassed level of technical support. - THOUGHTFUL PRODUCTS. ACCUWIK and Hemadyne membranes are two recently introduced products in tune with the changing needs of the marketplace. The ACCUWIK membrane is a microporous, microfilm membrane with flow characteristics that make it highly desirable for single-step diagnostic testing--the direction in which the worldwide market is headed. Our Hemadyne membrane is also proving attractive to companies that produce diagnostic test kits. It separates plasma from whole blood for such tests as glucose and cholesterol. - TALKING TO CUSTOMERS. In a business where personal communication is critical, Pall BioSupport is setting the standard through its uncompromising customer support. We routinely bring our R&D and laboratory specialists in at many different points to develop solutions tailored to customer needs.


   JUST LIKE BEING THERE. BIOSUPPORT'S ABILITY TO DELIVER TECHNICAL INFORMATION TO CUSTOMERS FROM A WIDE RANGE OF GLOBAL RESOURCES CONTINUES TO SET US APART FROM THE COMPETITION. THAT'S WHY WE'RE USING VIDEO CONFERENCING IN ADDITION TO FACE-TO-FACE MEETINGS TO STRENGTHEN THAT VITAL COMMUNICATIONS LINK. THIS APPROACH WORKED PARTICULARLY WELL IN THE CASE OF A EUROPEAN COMPANY EVALUATING A WIDE VARIETY OF OUR FILTER MEDIA. TO ENHANCE THAT PROCESS, WE SCHEDULED A SERIES OF VIDEOCONFERENCES THAT BROUGHT TOGETHER PALL SCIENTISTS, TECHNICAL EXPERTS AND BIOSUPPORT MANAGEMENT FROM EUROPE AND THE U.S. THESE OPEN DISCUSSIONS MADE POSSIBLE EXPEDITIOUS DEVELOPMENT OF A MEMBRANE CLOSELY ATTUNED TO THE CUSTOMER'S NEEDS.

HEALTH CARE--PHARMACEUTICALS, DIAGNOSTICS AND NUTRITION
PHARMACEUTICAL, BIOLOGICALS
AND BIOPROCESSING


[FIGURE 25]

COST SAVING SOLUTIONS
--------------------------------------------------------------------------------

Pall continues to lead worldwide in the supply of sterilizing filters and bulk chemical filter cartridges to producers of injectable pharmaceuticals, biopharmaceuticals and therapeutics for both human and veterinary medicine. Pharmaceutical, Biologicals and Bioprocessing (PBB) producers rely on our ability to engineer complete filtration solutions rather than simply supply system components. Significantly, our R&D staff often establishes a direct dialogue with the customer's process development specialists, developing solutions that save countless hours of process downtime and countless dollars in operating costs. Our resources also ensure customer compliance with complex regulatory and validation requirements of the Guideline on Sterile Drug Products Produced by Aseptic Processing (published by the U.S. Food and Drug Administration). This prevents the need for costly redesign or revalidation of production sequences. (Validation is the accumulation of evidence that a sterilizing filter will perform as per the claims made for the filter).
- REBOUNDING MARKETS. Our global PBB business grew by a healthy 18 percent in 1995. We benefited from a strong position in the U.S. and Pacific Rim markets and from a growing presence in China, where our filters are playing a major role in that country's expanding antibiotics production.

[FIGURE 26]

[FIGURE 27]

                                 THE METHOD
                                  OF CHOICE
                              FOR TOTAL SYSTEMS
                                 VALIDATION


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

In the rapidly changing PBB marketplace, Pall is well positioned for growth through its products, technology and unsurpassed technical support. - PRODUCT INNOVATION. In the product arena, we responded to ever growing concerns over viruses in biological and biopharmaceutical products by introducing our Ultipor VF grade DV50 virus removal filter. This filter won immediate acceptance from many major biopharmaceutical and blood fraction producers around the world for its ability to remove viruses. - INTEGRITY TESTING. Pall is also taking full advantage of the industry's move toward validation of the entire pharmaceutical manufacturing process. Our Parametric Validation Approach is fast becoming the industry standard. The centerpiece of this approach is our new Truflow Palltronic integrity test instrument, which can be easily integrated into the customer's automated processes and provides complete validation documentation.
- GLOBAL TECHNICAL SUPPORT. Providing further validation support through the testing and analysis of customer products is Pall's global network of Scientific and Laboratory Services specialists. They are recognized international experts in not just membrane and polymer chemistry, but in customer processes as well.

   FORGING GLOBAL ALLIANCES. WE BELIEVE THAT TO BE SUCCESSFUL TODAY, COMPANIES MUST BE LOCAL ON A WORLDWIDE BASIS. AN EXAMPLE IS OUR RELATIONSHIP WITH PHARMACIA OF SWEDEN. BECAUSE OF PALL'S STRENGTH THROUGHOUT EUROPE, WE'VE BEEN ABLE TO WORK CLOSELY WITH PERSONNEL AT EACH OF THIS PHARMACEUTICAL COMPANY'S SITES. MORE SPECIFICALLY, WE'VE ESTABLISHED LOCAL PHARMACIA/PALL TEAMS THAT HAVE IDENTIFIED AND WORKED SUCCESSFULLY TO ACHIEVE COST SAVINGS. THAT PALL HAS BEEN ABLE TO DELIVER A CONSISTENTLY HIGH LEVEL OF SUPPORT REGARDLESS OF THE CUSTOMER'S LOCATION SPEAKS CONVINCINGLY OF OUR WORLDWIDE RESOURCES--AND THE VALUE OF COOPERATIVE PARTNERSHIPS.

HEALTH CARE--PHARMACEUTICALS, DIAGNOSTICS AND NUTRITION
BIOSEPARATIONS

[FIGURE 28]

VITAL SEPARATIONS ROLE
--------------------------------------------------------------------------------

Pall Bioseparations serves the laboratory, life sciences and food and beverage industries through existing and advanced new separations systems. Pall products meet the critical need of these industries for separation of cell debris from biopharmaceutical fermentation processes and the separation of proteins and enzymes produced in those fermentators. Pall Bioseparations products also purify vaccines and various human and animal blood components. - ACQUISITION OF FILTRON. The addition of Pall Filtron as a family member significantly increases our presence in the laboratory and life sciences markets. The combination of Filtron's ultrafiltration membranes and cassettes with Pall's new family of separations systems enables us to meet our customers' complete filtration and separations requirements, from pre-clinical to pilot to full-scale production. The introduction of the Mini-DMF filter, a small-scale dynamic membrane filter, has also strengthened our laboratory product line.
- FOOD AND BEVERAGE. We continue to be the dominant supplier of filters for cold stabilization of beer. This was supported last year by major sales in the Pacific Rim and China. In Korea, we installed a sophisticated Cluster
Filtration System (CFS) which ensures total product quality control and shows promise of replacing traditional pasteurization methods.

[FIGURE 29]

[FIGURE 30]

                                  MARRYING
                              OURSELVES TO THE
                             CUSTOMER'S PROCESS


FACTORS FUELING GROWTH
--------------------------------------------------------------------------------

The teaming of Pall and Filtron will continue to open up new opportunities for distribution, customer support and sales and market penetration. At stake is a potential $300 million worldwide market for ultrafiltration and microfiltration products within the industrial, government and academic laboratory sectors.
- GOOD PRODUCT POSITIONING. Pall's strategy is to get its separations systems specified at the early laboratory stages of a pharmaceutical or biotechnology product, thus gaining the inside sales track for successive stages of the development and production cycle. While this qualification process can be costly and risk-intensive, it ensures that once approved, Pall is not easily displaced. Helping to ensure continued growth is the introduction of new tangential-flow systems from Pall Filtron which can be easily scaled up to meet customer needs at each stage of the product development cycle. - STRONG MARKET POTENTIAL. In the food and beverage arena, Pall is employing advanced bioseparations technology to open up new market opportunities. The PallSep filter, for example, is a unique vibrating membrane filter that succeeds where other cross-flow devices have failed to handle high-solid streams in production and waste minimization applications.

   SAFER PLASMA TRANSFUSIONS. PALL FILTRON HAS FOR MANY YEARS BEEN THE MAJOR SUPPLIER OF ULTRAFILTRATION SYSTEMS TO THE BLOOD BANK OF LILLE, FRANCE. SIX PALL FILTRON MAXISETTE(TM) CASSETTE SYSTEMS ARE IN USE FOR THE PASTEURIZATION PROCESS DEVELOPED AND PATENTED BY THE CENTRAL REGIONALE DE TRANSFUSION SANGUINE DE LILLE. THIS PROCESS, VALIDATED ACCORDING TO INTERNATIONAL GUIDELINES, MAKES IT POSSIBLE FOR THE FIRST TIME TO SUBJECT HUMAN PLASMA TO HEAT TREATMENT OF 60 DEGREES CELSIUS FOR TEN HOURS IN THE LIQUID STATE. THIS, IN TURN, RESULTS IN THE INACTIVATION OF VIRUSES SUCH AS AIDS AND HEPATITIS, IMPROVING THE SAFETY OF PLASMA TRANSFUSIONS. WE EXPECT OTHER BLOOD BANKS AROUND THE WORLD TO ADOPT THE SAME PROCESS AND EQUIPMENT.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS


1995 COMPARED TO 1994

   I. RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Sales for fiscal 1995 increased 17-1/2% over fiscal 1994. Had foreign exchange rates been unchanged, sales would have increased by 11%. Price increases were 1% for the year.

  In the fourth quarter of fiscal 1994, the Company incurred a one-time charge of $3.7 million ($2.3 million after taxes, 2 cents per share), mainly in connection with the restructuring of its German operations, and the write-off of a bad debt in the Aerospace operations.

  Excluding the one-time charge referred to in the preceding paragraph, the Company's pretax margin increased to 20.4% of sales in fiscal 1995 from 19.8% in fiscal 1994. A decrease in selling, general and administrative expenses as a percentage of sales to 36.7% in 1995, from 37.3% in 1994, was the principal factor in the improved profit margin. The dollar increase in selling, general and administrative expenses resulted from higher exchange rates, the acquisition of Filtron Technology Corporation at the beginning of the third quarter, and an increase in selling costs to better support the growing volume of sales.

  The Company's effective tax rate increased to 28.9% in fiscal 1995 from 26.8% in fiscal 1994, such increase resulting mainly from reduced benefits of the Puerto Rico operations due to changes in the U.S. tax laws.

  Prior to the cumulative effect of a change in an accounting principle in 1995, and to the one-time charge in 1994, net earnings for fiscal 1995 increased 18% to $119.2 million from $101.3 million in 1994.

  In the first quarter of fiscal 1995, the Company adopted Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits). The effect of initially applying this Statement ($1.2 million pretax, $780,000 after taxes, 1 cent per share) is reported as the cumulative effect of a change in an accounting principle.

  Net earnings for fiscal 1995 increased 20% to $118.4 million from $98.9 million in fiscal 1994.

   II. LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The Company's working capital increased by $23.4 million in fiscal 1995, largely from changes in foreign currency exchange rates.

  The changes in the components of working capital were:

----------------------------------------------------------------------------------------------
                                            Increase              Changes
                                          (Decrease)               Due to
                                          in Working             Exchange               Other
(In millions)                                Capital                Rates              Factors
----------------------------------------------------------------------------------------------
Accounts receivable                            $ 9.1                $11.4               $ (2.3)
Inventories                                     20.0                  6.8                 13.2
Other current assets                             3.5                  0.5                  3.0
Short-term borrowings, net
  of cash and investments                        9.6                 (1.0)                10.6
Payables and accruals                          (17.5)                (4.9)               (12.6)
Income taxes payable                            (1.3)                (1.0)                (0.3)
----------------------------------------------------------------------------------------------
Increase in working capital                    $23.4                $11.8               $ 11.6
----------------------------------------------------------------------------------------------

  Capital expenditures totalled $66.5 million in fiscal 1995, and consisted of:

--------------------------------------------------------------------------------------------------
                                     Land &              Machinery
(In millions)                     Buildings            & Equipment          Other            Total
--------------------------------------------------------------------------------------------------
Western Hemisphere                     $6.8                  $31.0           $3.1            $40.9
Europe                                  2.4                   15.5            5.5             23.4
Asia and Australia                      0.1                    1.6            0.5              2.2
--------------------------------------------------------------------------------------------------
Total                                  $9.3                  $48.1           $9.1            $66.5
--------------------------------------------------------------------------------------------------

  On January 9, 1995, the Company's Board of Directors authorized a program to repurchase shares of its Common Stock. The Board authorized the expenditure of up to $50 million, and this program was completed in May 1995, with 2.3 million shares being purchased.

  On November 15, 1994, the Company announced that it had reached an agreement to acquire Filtron Technology Corporation for a price of approximately $28 million (consisting of $2.8 million from working capital sources and 1.28 million shares of the Company's treasury shares, valued at approximately $25 million). This transaction, which is being accounted for as a purchase, was completed at the end of January 1995.

  On May 30, 1995, the Company announced that it had reached agreement in principle to acquire the assets of the Medical Plastics Business of Bayer Corporation. This business is a leading producer of proprietary plastic disposable products and preservative solutions used in blood collection and storage. The closing took place on September 29, 1995. The purchase price was $41 million, subject to adjustment based on asset valuations on that date.

   III. IMPACT OF INFLATION
--------------------------------------------------------------------------------

The Company's financial statements are prepared in accordance with traditional historical accounting systems, and therefore do not reflect the effect of inflation. The impact of changing prices on the financial statements is not considered to be significant.

   IV. NEW ACCOUNTING STANDARD NOT ADOPTED
--------------------------------------------------------------------------------

In March 1995, the Financial Accounting Standards Board adopted Statement No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of), effective for fiscal years beginning after December 15, 1995. Management does not believe that the effect of adopting Statement No. 121 will have a material impact on the financial position of the Company.

1994 COMPARED TO 1993

     RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

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

  The Company's pretax margin increased to 19.3% in fiscal 1994 from 15.2% in fiscal 1993. Excluding the restructuring and other charges from both years, the underlying pretax margin increased to 19.8% in fiscal 1994 from 19.1% in fiscal 1993.

  Excluding the restructuring and other charges from both years, the Company's effective tax rate was unchanged at 27.0%.

  Net earnings for fiscal 1994 increased to $98.9 million from $78.3 million in fiscal 1993. Excluding the restructuring and other charges from both years, fiscal 1994 earnings would have increased 6% to $101.3 million from $95.6 million in the prior year.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                       Pall Corporation and Subsidiaries


-------------------------------------------------------------------------------------------------------------------------
                                                                                        Years Ended
-------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                             July 29, 1995        July 30, 1994       July 31, 1993
-------------------------------------------------------------------------------------------------------------------------
Revenues:
NET SALES                                                              $822,823             $700,848            $687,222
INTEREST EARNED                                                           6,500                5,274               4,713
-------------------------------------------------------------------------------------------------------------------------
    TOTAL REVENUES                                                      829,323              706,122             691,935
-------------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
COST OF SALES                                                           305,287              257,624             249,629
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                            301,686              261,289             262,598
RESEARCH AND DEVELOPMENT                                                 45,142               41,283              40,036
INTEREST EXPENSE                                                          9,504                7,132               8,683
RESTRUCTURING AND OTHER CHARGES                                              --                3,696              26,710
-------------------------------------------------------------------------------------------------------------------------
    TOTAL COSTS AND EXPENSES                                            661,619              571,024             587,656
-------------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes and the
Cumulative Effect of an Accounting Change                               167,704              135,098             104,279
PROVISIONS FOR INCOME TAXES                                              48,488               36,176              25,967
-------------------------------------------------------------------------------------------------------------------------
Earnings Before the Cumulative
Effect of an Accounting Change                                          119,216               98,922              78,312
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
  FOR POSTEMPLOYMENT BENEFITS                                              (780)                  --                  --
-------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                           $118,436             $ 98,922            $ 78,312
Earnings Per Share:
EARNINGS BEFORE THE CUMULATIVE EFFECT OF AN
  ACCOUNTING CHANGE                                                    $   1.04             $    .86            $    .68
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR
  POSTEMPLOYMENT BENEFITS                                                  (.01)                  --                  --
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE                                                 $   1.03             $    .86            $    .68
-------------------------------------------------------------------------------------------------------------------------
Average Shares Outstanding                                              115,184              115,678             115,856
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
PALL CORPORATION

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of July 29, 1995 and July 30, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended July 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of July 29, 1995 and July 30, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended July 29, 1995, in conformity with generally accepted accounting principles.

  As discussed in the Accounting Policies note to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" in fiscal year 1995.


/s/ KPMG PEAT MARWICK LLP

Jericho, New York
September 5, 1995

                          CONSOLIDATED BALANCE SHEETS

                       Pall Corporation and Subsidiaries


-------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                                  July 29, 1995       July 30, 1994
-------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
CASH AND CASH EQUIVALENTS                                                                 $   37,913           $  38,224
SHORT-TERM INVESTMENTS                                                                        72,850              50,800
ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL
  ACCOUNTS OF $5,008 AND $4,776, RESPECTIVELY                                                216,216             207,159
INVENTORIES                                                                                  158,430             138,382
DEFERRED INCOME TAXES                                                                         19,443              17,178
PREPAID EXPENSES                                                                              15,546              15,346
OTHER CURRENT ASSETS                                                                           4,369               3,336
-------------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                                                     524,767             470,425
-------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
LAND                                                                                          25,783              25,026
BUILDINGS AND IMPROVEMENTS                                                                   246,280             231,342
MACHINERY AND EQUIPMENT                                                                      351,752             308,409
FURNITURE AND FIXTURES                                                                        53,590              44,215
TRANSPORTATION EQUIPMENT                                                                      13,410              11,637
-------------------------------------------------------------------------------------------------------------------------
                                                                                             690,815             620,629
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION                                              262,884             223,012
-------------------------------------------------------------------------------------------------------------------------
    PROPERTY, PLANT AND EQUIPMENT, NET                                                       427,931             397,617
-------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                 122,224              91,537
-------------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                                          $1,074,922           $ 959,579
-------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
NOTES PAYABLE TO BANKS                                                                    $  117,489           $ 112,034
ACCOUNTS PAYABLE                                                                              47,814              40,401
ACCRUED LIABILITIES:
  SALARIES AND COMMISSIONS                                                                    27,863              24,031
  PAYROLL TAXES                                                                                6,279               5,185
  INCOME TAXES                                                                                34,311              33,019
  INTEREST                                                                                     1,624               1,232
  PENSION AND PROFIT SHARING PLANS                                                             9,342              11,014
  OTHER                                                                                       21,503              16,437
-------------------------------------------------------------------------------------------------------------------------
                                                                                             100,922              90,918
CURRENT PORTION OF LONG-TERM DEBT                                                              9,494               2,819
DIVIDENDS PAYABLE                                                                             12,014              10,667
-------------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                                                287,733             256,839
Long-term Debt, Net of Current Portion                                                        68,814              54,097
Deferred Income Taxes                                                                         33,444              31,450
Other Non-current Liabilities                                                                 33,132              29,987
-------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                                                        423,123             372,373
-------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
COMMON STOCK, PAR VALUE $.10 PER SHARE; 500,000 SHARES AUTHORIZED;
  117,351 SHARES ISSUED                                                                       11,735              11,735
CAPITAL IN EXCESS OF PAR VALUE                                                                56,304              53,769
RETAINED EARNINGS                                                                            643,675             572,388
TREASURY STOCK, AT COST (1995 -- 2,920 SHARES, 1994 -- 2,032 SHARES)                         (60,389)            (35,144)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                                       13,036              (1,816)
MINIMUM PENSION LIABILITY ADJUSTMENT                                                          (5,145)             (4,711)
STOCK OPTION LOANS                                                                            (7,580)             (8,432)
CUMULATIVE UNREALIZED GAINS (LOSSES) ON INVESTMENTS                                              163                (583)
-------------------------------------------------------------------------------------------------------------------------
    TOTAL STOCKHOLDERS' EQUITY                                                               651,799             587,206
-------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $1,074,922           $ 959,579
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       Pall Corporation and Subsidiaries


-----------------------------------------------------------------------------------------------------------
(In thousands)                                                                    Foreign     Minimum
                                              Capital in                         Currency     Pension
Years Ended July 31, 1993,            Common   Excess of  Retained   Treasury Translation   Liability
July 30, 1994 and July 29, 1995        Stock   Par Value  Earnings      Stock  Adjustment  Adjustment
-----------------------------------------------------------------------------------------------------------
Balance at
August 1, 1992                      $ 22,004     $43,526  $485,884   $(33,753)  $  32,018     $    --
NET EARNINGS                                                78,312
CASH DIVIDENDS DECLARED                                    (35,642)
FOUR-FOR-THREE STOCK SPLIT
  (INCLUDING $26 PAID FOR
  FRACTIONAL SHARES)                   7,334      (7,360)
ISSUANCE OF STOCK PURSUANT
  TO EXERCISE OF STOCK OPTIONS,
  402 SHARES                                                (4,147)     8,790
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT                                                                      (44,879)
MINIMUM PENSION LIABILITY
  ADJUSTMENT                                                                                   (4,996)
CHANGE IN STOCK OPTION LOANS
-----------------------------------------------------------------------------------------------------------
Balance at
July 31, 1993                         29,338      36,166   524,407    (24,963)    (12,861)     (4,996)
NET EARNINGS                                                98,922
CASH DIVIDENDS DECLARED                                    (41,336)
REDUCTION OF PAR VALUE FROM
  $.25 PER SHARE TO
  $.10 PER SHARE                     (17,603)     17,603
ISSUANCE OF STOCK PURSUANT
  TO EXERCISE OF STOCK OPTIONS,
  1,040 SHARES                                              (9,605)    20,009
PURCHASE OF 1,776 SHARES
  OF COMMON STOCK                                                     (30,190)
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT                                                                       11,045
MINIMUM PENSION LIABILITY
  ADJUSTMENT                                                                                      285
CHANGE IN STOCK OPTION LOANS
NET UNREALIZED HOLDING
  LOSSES ON INVESTMENTS
-----------------------------------------------------------------------------------------------------------
Balance at
July 30, 1994                         11,735      53,769   572,388    (35,144)     (1,816)     (4,711)
NET EARNINGS                                               118,436
CASH DIVIDENDS DECLARED                                    (46,911)
ISSUANCE OF STOCK PURSUANT
  TO EXERCISE OF STOCK OPTIONS,
  269 SHARES                                        (145)     (238)     5,225
PURCHASE OF 2,437 SHARES
  OF COMMON STOCK                                                     (52,645)
ISSUANCE OF 1,280 SHARES
  IN ACQUISITION OF FILTRON
  TECHNOLOGY CORPORATION                           2,680               22,175
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT                                                                       14,852
MINIMUM PENSION LIABILITY
  ADJUSTMENT                                                                                     (434)
CHANGE IN STOCK OPTION LOANS
NET UNREALIZED HOLDING
  GAINS ON INVESTMENTS
-----------------------------------------------------------------------------------------------------------
Balance at
July 29, 1995                       $ 11,735     $56,304  $643,675  $ (60,389)  $  13,036     $(5,145)
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
(In thousands)                                      Cumulative
                                         Stock      Unrealized         Total
Years Ended July 31, 1993,              Option  Gains (Losses) Stockholders'
July 30, 1994 and July 29, 1995          Loans  on Investments        Equity
-----------------------------------------------------------------------------
Balance at
August 1, 1992                        $(4,084)           $  --      $545,595
NET EARNINGS                                                          78,312
CASH DIVIDENDS DECLARED                                              (35,642)
FOUR-FOR-THREE STOCK SPLIT
  (INCLUDING $26 PAID FOR
  FRACTIONAL SHARES)                                                     (26)
ISSUANCE OF STOCK PURSUANT
  TO EXERCISE OF STOCK OPTIONS,
  402 SHARES                                                           4,643
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT                                                         (44,879)
MINIMUM PENSION LIABILITY
  ADJUSTMENT                                                          (4,996)
CHANGE IN STOCK OPTION LOANS             (129)                          (129)
-----------------------------------------------------------------------------
Balance at
July 31, 1993                          (4,213)              --       542,878
NET EARNINGS                                                          98,922
CASH DIVIDENDS DECLARED                                              (41,336)
REDUCTION OF PAR VALUE FROM
  $.25 PER SHARE TO
  $.10 PER SHARE                                                          --
ISSUANCE OF STOCK PURSUANT
  TO EXERCISE OF STOCK OPTIONS,
  1,040 SHARES                                                        10,404
PURCHASE OF 1,776 SHARES
  OF COMMON STOCK                                                    (30,190)
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT                                                          11,045
MINIMUM PENSION LIABILITY
  ADJUSTMENT                                                             285
CHANGE IN STOCK OPTION LOANS           (4,219)                        (4,219)
NET UNREALIZED HOLDING
  LOSSES ON INVESTMENTS                                   (583)         (583)
-----------------------------------------------------------------------------
Balance at
July 30, 1994                          (8,432)            (583)      587,206
NET EARNINGS                                                         118,436
CASH DIVIDENDS DECLARED                                              (46,911)
ISSUANCE OF STOCK PURSUANT
  TO EXERCISE OF STOCK OPTIONS,
  269 SHARES                                                           4,842
PURCHASE OF 2,437 SHARES
  OF COMMON STOCK                                                    (52,645)
ISSUANCE OF 1,280 SHARES
  IN ACQUISITION OF FILTRON
  TECHNOLOGY CORPORATION                                              24,855
FOREIGN CURRENCY TRANSLATION
  ADJUSTMENT                                                          14,852
MINIMUM PENSION LIABILITY
  ADJUSTMENT                                                            (434)
CHANGE IN STOCK OPTION LOANS               852                           852
NET UNREALIZED HOLDING
  GAINS ON INVESTMENTS                                     746           746
-----------------------------------------------------------------------------
Balance at
July 29, 1995                         $(7,580)           $ 163      $651,799
-----------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                       Pall Corporation and Subsidiaries


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Years Ended
----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                  July 29, 1995     July 30, 1994     July 31, 1993
----------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
NET EARNINGS                                                                        $ 118,436         $  98,922         $  78,312
ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
  DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT                       41,667            36,804            35,188
  AMORTIZATION OF INTANGIBLES                                                           4,393             2,737             1,807
  RESTRUCTURING AND OTHER CHARGES                                                          --             3,696            23,110
  DEFERRED INCOME TAXES                                                                   221             4,406            (4,289)
  PROVISION FOR DOUBTFUL ACCOUNTS                                                         998             1,033             1,048
  CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR POSTEMPLOYMENT BENEFITS                 780                --                --
  CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECTS OF ACQUISITIONS:
    ACCOUNTS RECEIVABLE                                                                 2,496            (5,354)          (14,245)
    INVENTORIES                                                                       (11,547)           (7,284)           (2,827)
    PREPAID EXPENSES                                                                      210              (640)           (3,162)
    OTHER ASSETS                                                                       (8,576)           (4,848)           (2,433)
    ACCOUNTS PAYABLE                                                                    4,625             2,285              (829)
    ACCRUED EXPENSES                                                                    1,080            (2,302)            3,800
    INCOME TAXES PAYABLE                                                                  236            (1,418)           (4,860)
    OTHER LIABILITIES                                                                   1,888             1,680             3,945
----------------------------------------------------------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities                                         156,907           129,717           114,565
----------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
CAPITAL EXPENDITURES                                                                  (66,479)          (73,354)          (62,582)
DISPOSALS OF FIXED ASSETS                                                               4,523             1,942             3,059
SHORT-TERM INVESTMENTS                                                                (22,050)           13,600             9,952
ACQUISITIONS OF LICENSE AND OF BUSINESSES, NET OF CASH ACQUIRED                          (230)          (11,333)               --
BENEFITS PROTECTION TRUST                                                              (2,599)           (2,567)           (7,072)
----------------------------------------------------------------------------------------------------------------------------------
    Net Cash Used by Investing Activities                                             (86,835)          (71,712)          (56,643)
----------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
NET SHORT-TERM BORROWINGS                                                               1,930           (14,241)           14,253
LONG-TERM BORROWINGS                                                                   21,620            31,165             5,358
PAYMENTS ON LONG-TERM DEBT                                                             (4,223)          (17,297)          (35,749)
NET PROCEEDS FROM EXERCISE OF STOCK OPTIONS                                             3,043             6,185             4,488
DIVIDENDS PAID                                                                        (45,564)          (39,954)          (26,357)
TREASURY STOCK                                                                        (49,997)          (30,190)               --
----------------------------------------------------------------------------------------------------------------------------------
    Net Cash Used by Financing Activities                                             (73,191)          (64,332)          (38,007)
----------------------------------------------------------------------------------------------------------------------------------
Cash Flow for Year                                                                     (3,119)           (6,327)           19,915
Cash and Cash Equivalents at Beginning of Year                                         38,224            42,652            26,977
Effect of Exchange Rate Changes on Cash                                                 2,808             1,899            (4,240)
----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                            $  37,913         $  38,224         $  42,652
----------------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures:
    INTEREST PAID (NET OF AMOUNT CAPITALIZED)                                       $   9,143         $   6,292         $  10,379
    INCOME TAXES PAID (NET OF REFUNDS)                                                 47,524            32,670            34,316
    TREASURY STOCK ISSUED UPON ACQUISITION OF
       FILTRON TECHNOLOGY CORPORATION                                                  24,855                --                --
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                 FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

                       Pall Corporation and Subsidiaries


----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                Fiscal 1995                  Fiscal 1994                   Fiscal 1993
                                           Amount    % Change            Amount    % Change           Amount    % Change
----------------------------------------------------------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
HEALTH CARE                            $ 396,907           13          $351,849           0         $353,197           7
AEROPOWER                                212,796           19           179,297           2          176,123         -14
FLUID PROCESSING                         213,120           26           169,702           7          157,902           6
                                         -------                        -------                      -------
    TOTAL                              $ 822,823           17          $700,848           2         $687,222           0
----------------------------------------------------------------------------------------------------------------------------------
Operating Profit:
HEALTH CARE                            $ 126,914           10          $115,228(a)       -1         $115,992(b)        5
AEROPOWER                                 51,342           41            36,487(a)      126           16,129(b)      -63
FLUID PROCESSING                          40,112           50            26,784(a)       35           19,785(b)       30
                                         -------                        -------                      -------
    SUBTOTAL                             218,368           22           178,499          18          151,906         -10
INTEREST INCOME                            6,500           23             5,274          12            4,713         -13
INTEREST EXPENSE                          (9,504)          33            (7,132)        -18           (8,683)        -19
GENERAL CORPORATE EXPENSES               (47,660)          15           (41,543)         -5          (43,657)         14
                                         -------                       --------                     --------
    TOTAL                              $ 167,704           24          $135,098          30         $104,279         -17
----------------------------------------------------------------------------------------------------------------------------------
Identifiable Assets:
HEALTH CARE                            $ 399,075            8          $369,352           5         $350,832           2
AEROPOWER                                177,389            5           169,433           2          166,683         -17
FLUID PROCESSING                         231,971           10           211,487           5          201,115           2
                                         -------                        -------                      -------
   SUBTOTAL                              808,435            8           750,272           4          718,630          -3
CORPORATE                                266,487           27           209,307          14          183,643           7
                                         -------                        -------                      -------
    TOTAL                             $1,074,922           12          $959,579           6         $902,273          -1
----------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures:
HEALTH CARE                             $ 31,372                       $ 26,284                     $ 26,688
AEROPOWER                                 12,419                          5,568                        6,800
FLUID PROCESSING                          16,263                         14,181                       13,886
                                         -------                        -------                      -------
    SUBTOTAL                              60,054                         46,033                       47,374
CORPORATE                                  6,425                         27,321                       15,208
                                         -------                        -------                      -------
    TOTAL                               $ 66,479                       $ 73,354                     $ 62,582
----------------------------------------------------------------------------------------------------------------------------------
Depreciation:
HEALTH CARE                             $ 17,912                       $ 16,446                     $ 15,156
AEROPOWER                                  8,545                          7,326                        7,924
FLUID PROCESSING                          10,872                         10,230                        9,624
                                         -------                        -------                      -------
    SUBTOTAL                              37,329                         34,002                       32,704
CORPORATE                                  4,338                          2,802                        2,484
                                         -------                        -------                      -------
    TOTAL                               $ 41,667                       $ 36,804                     $ 35,188
----------------------------------------------------------------------------------------------------------------------------------

(a) Includes a pretax charge of $3,696 due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations (Health Care - $1,703, Aeropower - $1,503, Fluid Processing - $490).

(b) Includes a pretax charge of $24,610 representing principally the cost of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business (Health Care - $2,578, Aeropower - $20,291, Fluid Processing - $1,741).

                FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC
                          OPERATIONS AND EXPORT SALES

                       Pall Corporation and Subsidiaries


----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                Fiscal 1995                  Fiscal 1994                   Fiscal 1993
                                           Amount    % Change            Amount    % Change           Amount    % Change
----------------------------------------------------------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
WESTERN HEMISPHERE                      $ 325,252           8          $302,287           1         $300,440          -1
EUROPE                                    340,541          22           279,423          -4          289,586          -2
ASIA AND AUSTRALIA                        157,030          32           119,138          23           97,196          12
                                          -------                       -------                      -------
    TOTAL                               $ 822,823          17          $700,848           2         $687,222           0
----------------------------------------------------------------------------------------------------------------------------------
Transfers Between Geographic Areas:
WESTERN HEMISPHERE                       $ 63,422                      $ 61,679                     $ 52,832
EUROPE                                     13,838                        10,461                        8,052
ASIA AND AUSTRALIA                          2,025                         1,809                        1,732
                                          -------                       -------                      -------
    TOTAL                                $ 79,285                      $ 73,949                     $ 62,616
----------------------------------------------------------------------------------------------------------------------------------
Total Sales:
WESTERN HEMISPHERE                      $ 388,674           7          $363,966           3         $353,272           1
EUROPE                                    354,379          22           289,884          -3          297,638          -2
ASIA AND AUSTRALIA                        159,055          32           120,947          22           98,928          12
ELIMINATIONS                              (79,285)                      (73,949)                     (62,616)
                                          -------                       -------                      -------
    TOTAL                               $ 822,823          17          $700,848           2         $687,222           0
----------------------------------------------------------------------------------------------------------------------------------
Operating Profit:
WESTERN HEMISPHERE                       $ 87,030          -3          $ 89,898(a)       58         $ 57,020(b)      -28
EUROPE                                    102,532          37            74,707(a)      -12           84,578(b)        5
ASIA AND AUSTRALIA                         27,630         100            13,834           8           12,788(b)       37
ELIMINATIONS                                1,176                            60                       (2,480)
                                          -------                       -------                      -------
    SUBTOTAL                              218,368          22           178,499          18          151,906         -10
INTEREST INCOME                             6,500          23             5,274          12            4,713         -13
INTEREST EXPENSE                           (9,504)         33            (7,132)        -18           (8,683)        -19
GENERAL CORPORATE EXPENSES                (47,660)         15           (41,543)         -5          (43,657)         14
                                          -------                       -------                      -------
    TOTAL                               $ 167,704          24          $135,098          30         $104,279         -17
----------------------------------------------------------------------------------------------------------------------------------
Identifiable Assets:
WESTERN HEMISPHERE                      $ 385,023           2          $375,970           2         $369,793           3
EUROPE                                    308,535          12           275,219           4          265,199         -16
ASIA AND AUSTRALIA                        127,602          13           112,873          16           97,404          24
ELIMINATIONS                              (12,725)                      (13,790)                     (13,766)
                                          -------                       -------                      -------
    SUBTOTAL                              808,435           8           750,272           4          718,630          -3
CORPORATE                                 266,487          27           209,307          14          183,643           7
                                          -------                       -------                      -------
    TOTAL                              $1,074,922          12          $959,579           6         $902,273          -1
----------------------------------------------------------------------------------------------------------------------------------

(a) Includes a pretax charge of $3,696 due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations (Western Hemisphere - $2,301, Europe - $1,395).

(b) Includes a pretax charge of $24,610 representing principally the cost of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business (Western Hemisphere - $19,675, Europe - $4,606, Asia and Australia - $329).

Export sales to unaffiliated customers by the Company's U.S. operations totalled $37,167 in 1995 ($28,907 in 1994 and $28,995 in 1993). The Company
considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations.

  Transfers between geographic areas are generally priced on the basis of a mark-up of manufacturing costs, to achieve an appropriate sharing of the profit between the parties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FISCAL YEARS 1995, 1994 AND 1993

                     (In thousands, except per share data)

  ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Fiscal Year

The Company's fiscal year ends on the Saturday closest to July 31, except that the Company's foreign subsidiaries are on a July 31 fiscal year. The years ended July 29, 1995, July 30, 1994 and July 31, 1993 each comprise 52 weeks.

Basis of Consolidation

The statements of Pall Corporation are presented in consolidation with its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries have been translated into U.S. dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average exchange rates. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in income. Transaction losses in the amounts of $586, $348 and $25 were incurred in fiscal years 1995, 1994 and 1993, respectively.

  The equity in, and advances to, foreign subsidiaries totalled $252,287 and $249,154 at July 29, 1995 and July 30, 1994, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less, other than its investments in Puerto Rico, to be cash equivalents. Cash equivalents, consisting principally of short-term bank deposits, totalled $11,808 and $17,703 at July 29, 1995 and July 30, 1994, respectively. The Company holds all cash equivalents until maturity.

Short-Term Investments

Short-term investments, consisting principally of certificates of deposit, time deposits and repurchase agreements secured by government obligations, are held to maturity and are carried at cost, which approximates fair value.

Inventories

Inventories are valued at the lower of cost (principally on the first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line basis.

  Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to earnings as incurred.

Intangible Assets

Costs related to patents and trademarks are amortized using the straight-line method over the estimated useful lives, generally for periods ranging up to 17 years. Goodwill and other intangible assets are amortized over periods ranging up to 20 years.

Income Taxes

The Company accounts for taxes on income using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Earnings Per Share

Earnings per share was computed based on the average number of shares outstanding. Stock options were excluded from the computation since they were not materially dilutive.

Capitalized Interest

Interest in the amounts of $1,365 in 1995, $1,641 in 1994 and $748 in 1993 was capitalized. Such amounts were computed by applying the effective interest rate on the borrowing to the accumulated expenditures incurred for property, plant and equipment.

Accounting Change

In the first quarter of fiscal 1995, the Company adopted Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits). The effect of initially applying this Statement ($1,200 pretax, $780 after taxes, 1 cent per share) is reported as the cumulative effect of a change in an accounting principle.

  ACQUISITION OF FILTRON TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------

On January 26, 1995, the Company acquired for approximately $28,000 all of the outstanding shares of Filtron Technology Corporation, a manufacturer of ultrafiltration membranes and cassettes. This acquisition was financed through the issuance of 1,280 shares of the Company's treasury shares valued at approximately $25,000, and the remainder through working capital sources.

  The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operations of Filtron are included in the Company's financial statements from the date of acquisition. The results of operations for the Company would not be materially affected had Filtron been included in fiscal 1995 from the beginning of the year, or had it been included in fiscal 1994.

  The purchase price exceeded the fair value of the tangible net assets acquired by approximately $22,000.

  RESTRUCTURING AND OTHER CHARGES
--------------------------------------------------------------------------------

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

  As a result, fiscal year 1993 earnings reflect a pretax charge of $26,710 ($17,310 after taxes, 15 cents per share) for the restructuring plan and also to write-off certain excess corporate leasehold improvements. The charge included $11,530 of inventory write-offs, $9,476 of machinery and equipment write-offs, $3,604 for severance and other expenses, and $2,100 for the write-off of excess corporate leasehold improvements.

  In the fourth quarter of fiscal 1994, the Company recorded a one-time pretax charge for $3,696 ($2,332 after taxes, 2 cents per share), due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations.

  Restructuring and other charges remaining in the July 29, 1995 balance sheet are not significant.

  INVENTORIES
--------------------------------------------------------------------------------

The major classes of inventory are as follows:

---------------------------------------------------------------
                                       JULY 29,        July 30,
                                           1995            1994
---------------------------------------------------------------
Raw materials and components           $ 61,436        $ 58,999
Work-in-process                          17,901          12,737
Finished goods                           79,093          66,646
---------------------------------------------------------------
Total inventory                        $158,430        $138,382
---------------------------------------------------------------

  OTHER ASSETS
--------------------------------------------------------------------------------

Other assets consist of the following:

---------------------------------------------------------------
                                       JULY 29,        July 30,
                                           1995            1994
---------------------------------------------------------------
Patents and trademarks, net of
  accumulated amortization of $10,209
  and $7,768, respectively             $ 38,728         $34,332
Benefits protection trust                25,848          24,646
Prepaid pension expenses                 11,247           8,272
Intangible pension assets                 2,964           3,247
Goodwill and other intangible assets,
  net of accumulated amortization
  of $1,726 and $246, respectively       26,272           6,087
Other                                    17,165          14,953
---------------------------------------------------------------
Total                                  $122,224         $91,537
---------------------------------------------------------------

  Patents and trademarks include costs related to successfully defending certain Pall patents, and expenditures made to register new patents and trademarks, as well as paid-up licenses in respect of third party patents.

  The benefits protection trust was established for the purpose of satisfying certain previously unfunded pension obligations, in the event of a change of control of the Company. The July 29, 1995 and July 30, 1994 balance sheets reflect related liabilities in the amounts of $28,240 and $26,999, respectively. The trust primarily holds investments in U.S. government obligations and debt obligations of corporations with high credit ratings. The Company considers investments held in the trust to be available-for-sale and, therefore, these investments are carried at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity, until realized. Realized gains and losses are recognized in earnings upon sale. Contractual maturity dates of U.S. government obligations and of corporate obligations range from

1996-2004 and 1997-2005, respectively. Pertinent information related to the trust follows:

--------------------------------------------------------------
                                   1995        1994       1993
--------------------------------------------------------------
Company contributions           $ 2,599     $ 2,567    $ 7,072
Total purchases (excluding
  above contributions)           28,364      33,896     11,339
Total proceeds from sales        29,611      34,309     10,455
Net (losses) gains recognized      (712)*      (157)       120

*Unrealized gains of $746 are reflected in stockholders' equity.
--------------------------------------------------------------

  Prepaid pension expenses represent the non-current amounts arising from the excess of cumulative employer contributions and earnings thereon, over accrued net pension expenses.

  Intangible pension assets represent, for certain domestic pension arrangements, the excess of unfunded accumulated benefits over unrecognized prior service costs. The July 29, 1995 and July 30, 1994 balance sheets reflect additional long-term pension liabilities of $10,880 and $10,489, respectively, and a reduction in stockholders' equity, net of deferred tax benefits, of $5,145 and $4,711, respectively.

  Goodwill and other intangible assets represent the cost in excess of the net tangible assets acquired of the Company's former distributor in Australia and of Filtron Technology Corporation.

  SHORT-TERM DEBT
--------------------------------------------------------------------------------

The Company had short-term investments in Puerto Rico of $72,850 at July 29, 1995 ($50,800 at July 30, 1994), at the same time that it had bank borrowings of $117,489 ($112,034 at July 30, 1994) outside of Puerto Rico.

  Pertinent information with respect to short-term bank borrowings follows:

----------------------------------------------------------------------------------
                                               1995          1994          1993
----------------------------------------------------------------------------------
Average month-end
  borrowings                               $119,226      $132,252         $112,950
Weighted average interest
  rate during the year                         5.1%          3.5%             3.8%
Highest level of borrowing
  at any month-end
  during the year                          $160,655      $167,234         $131,506
Weighted average interest
  rate at year-end                             5.1%          4.2%             3.3%
----------------------------------------------------------------------------------

  At July 29, 1995, the Company and its subsidiaries had lines of credit totalling approximately $400,000, of which $117,276 had been drawn. Such lines of credit do not represent legal commitments on the parts of the banks and no formal compensating balance requirements relate to them.

  LONG-TERM DEBT
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------
                                                    AT JULY 29,          At July 30,
                                                           1995                 1994
------------------------------------------------------------------------------------
Bank loans in Japan, due in
  installments through 1999                             $28,501              $27,858
7.23% term loan, due on June 30, 1999                    20,000               20,000
7.38% sale-and-leaseback obligation                      21,620                   --
Industrial development bonds, due in
  the year 1996, with interest at 63%
  and 67% of prime rates                                  4,320                4,760
Capitalized leases, 4.65% to 16.5% due in
  varying amounts through the year 2005                   3,867                4,298
------------------------------------------------------------------------------------
Total long-term debt                                     78,308               56,916
Less: current portion                                     9,494                2,819
------------------------------------------------------------------------------------
Long-term debt, net of current portion                  $68,814              $54,097
------------------------------------------------------------------------------------

  The Company's subsidiary in Japan has entered into loan arrangements with three banks, in the total amount of 2.52 billion Yen ($28,501). The loans are being amortized through the year 1999, and bear interest at rates between 1.7% and 3.6%.

  In July 1995, the Company entered into a sale-and-leaseback transaction for certain of its personal properties for approximately $25,000. No gain or loss was recognized on this transaction. For accounting purposes, the Company has treated this transaction as a financing arrangement. Payments are due in installments through the year 2003. Depreciation on the properties has been reflected in accordance with the Company's normal accounting practices.

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

  The aggregate annual maturities of long-term debt during the fiscal years 1996 through 2000 are approximately as follows: 1996, $9,494; 1997, $19,816;
1998, $4,677; 1999, $36,384; and 2000, $3,489.

INCOME TAXES
--------------------------------------------------------------------------------

The components of earnings before income taxes and the cumulative effect of a change in an accounting principle are as follows:

-------------------------------------------------------------------------------------
                                              1995             1994              1993
-------------------------------------------------------------------------------------
Domestic operations                       $ 56,708         $ 62,135          $ 27,365
Foreign operations                         110,996           72,963            76,914
-------------------------------------------------------------------------------------
   Total                                  $167,704         $135,098          $104,279
-------------------------------------------------------------------------------------

  The Company and its domestic subsidiaries file a consolidated Federal income tax return. The provisions for income taxes, excluding the cumulative effect of a change in an accounting principle, consist of the following items:

------------------------------------------------------------------------------------
                                              1995             1994             1993
------------------------------------------------------------------------------------
Current:
  Federal and Puerto Rico                  $10,155          $ 4,229          $ 2,692
  State                                        350              350              410
  Foreign                                   37,762           27,191           27,154
------------------------------------------------------------------------------------
    Total                                   48,267           31,770           30,256
------------------------------------------------------------------------------------
Deferred:
  Federal                                     (387)           4,585           (5,207)
  State                                         --               75             (125)
  Foreign                                      608             (254)           1,043
------------------------------------------------------------------------------------
    Total                                      221            4,406           (4,289)
------------------------------------------------------------------------------------
Total income tax expense                   $48,488          $36,176          $25,967
------------------------------------------------------------------------------------

  The tax effects of temporary differences and loss carry-forwards that give rise to significant portions of the net deferred tax liability at July 29, 1995, July 30, 1994 and July 31, 1993 are as follows:

-----------------------------------------------------------------------------------
                                                 1995         1994             1993
-----------------------------------------------------------------------------------
Deferred tax asset:
  Inventories                                $  9,125     $  9,221         $ 13,191
  Pension liabilities                          12,044       11,325            9,559
  Accrued expenses                              3,667        2,468            2,561
  Other                                         5,642        4,584            2,874
-----------------------------------------------------------------------------------
    Total deferred tax asset                   30,478       27,598           28,185
-----------------------------------------------------------------------------------
Deferred tax liability:
  Plant and equipment                         (41,215)     (39,025)         (34,991)
  Pension assets                               (2,564)      (1,697)          (1,430)
  Other                                          (700)      (1,148)          (1,239)
-----------------------------------------------------------------------------------
    Total deferred tax liability              (44,479)     (41,870)         (37,660)
-----------------------------------------------------------------------------------
Net deferred tax liability                   $(14,001)    $(14,272)        $ (9,475)
-----------------------------------------------------------------------------------

  A reconciliation of the provisions for income taxes, excluding the cumulative effect of a change in an accounting principle, follows:

--------------------------------------------------------------------------------------
                                        1995                   1994           1993
--------------------------------------------------------------------------------------
                                                 % of           % of           % of
                                               Pretax         Pretax         Pretax
                                 Amount      Earnings       Earnings       Earnings
--------------------------------------------------------------------------------------
Computed "expected"
  tax expense                   $58,696           35.0%          35.0%          34.6%*
Tax benefit of Puerto
  Rico operations                (9,716)          (5.8)          (8.9)         (10.9)
Federal tax credits
  and other effects                (603)          (0.3)          --             (0.6)
Foreign income and
  withholding taxes,
  net of U.S. foreign
  tax credits                      (117)          (0.1)           0.5            1.5
State income taxes, net
  of Federal income tax
  benefit                           228            0.1            0.2            0.3
--------------------------------------------------------------------------------------
Total and effective
  tax rate                      $48,488           28.9%         26.8%          24.9%
--------------------------------------------------------------------------------------

* 34.6% was the effective rate which resulted from the change in the Federal income tax rate from 34% to 35% as of January 1, 1993.

  United States income taxes have not been provided on the retained earnings of foreign subsidiaries, which totalled $173,544, $161,047 and $118,962 at July 29, 1995, July 30, 1994 and July 31, 1993, respectively. Foreign subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. Any additional U.S. taxes arising from the repatriation of such earnings, less applicable credits for taxes paid abroad, would not be material.

  The Company's Puerto Rico subsidiaries are organized as "possessions corporations" as defined in Section 936 of the Internal Revenue Code. A change in the provisions of Section 936 decreased the available U.S. tax credit from 100% of income to 60%, effective during the year ended July 29, 1995. The exemption from Puerto Rico income tax remains at 90%. Repatriation of these earnings results in Puerto Rico withholding taxes of no more than 10% being imposed.

  COMMON STOCK
--------------------------------------------------------------------------------

STOCK SPLIT

On November 20, 1992, the Board of Directors declared a four-for-three stock split effective December 28, 1992. The par value of the new shares issued totalled $7,334, which was transferred from capital in excess of par value to the Common Stock account.

  All share and per share data for prior periods presented have been restated to reflect the stock split.

Reduction in Par Value and Increase in
Number of Authorized Shares

At the annual meeting held on November 18, 1993, the shareholders approved an amendment to the Certificate of Incorporation, reducing the par value of the Common Stock from $.25 per share to $.10 per share, and increasing the number of authorized shares of Common Stock from 200 million to 500 million. As a result of the reduction in par value, the Common Stock account was reduced by $17,603 and the capital in excess of par value account was increased by the same amount.

Shareholder Rights Plan

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

Stock Repurchase Programs

On August 3, 1993, the Company's Board of Directors authorized a program to repurchase shares of its Common Stock. The Board authorized the expenditure of up to $30,000, and this program was completed by the end of fiscal 1994, with 1,763 shares being acquired.

  On January 9, 1995, the Company's Board of Directors authorized another program to repurchase shares of its Common Stock. The Board authorized the expenditure of up to $50,000, and this program was completed by the end of fiscal 1995, with 2,306 shares being acquired.

  The shares repurchased under these programs were held in treasury for use in connection with the exercise of options granted under the Company's stock option plans, and the acquisition of Filtron Technology Corporation.

Other

As of July 29, 1995, 6,398 shares of Common Stock of the Company were reserved for the exercise of stock options. To the extent that the treasury shares referred to in the preceding paragraphs are used to satisfy option exercises, these reserved shares will not be issued. At July 29, 1995, the Company held 2,920 treasury shares intended for use upon stock option exercises.

 PENSION AND PROFIT SHARING PLANS AND ARRANGEMENTS
--------------------------------------------------------------------------------

Pension Plans

The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. Pension costs charged to operations totalled $9,018, $8,638 and $8,818 in fiscal years 1995, 1994 and 1993, respectively.

  The Company's pension plans provide benefits based on salary and length of service. Funding policy for domestic plans is in accordance with ERISA funding standards; for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments. At both July 29, 1995 and July 30, 1994, 49 shares of Company Common Stock were held in the Company's domestic pension funds.

  Net periodic pension cost for these plans in fiscal years 1995, 1994 and 1993 was:

-------------------------------------------------------------------------------------------------------------------------------
                                                                           U.S. Plans                     Foreign Plans
-------------------------------------------------------------------------------------------------------------------------------
                                                                    1995     1994        1993       1995      1994         1993
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                                     $ 2,665  $ 2,651     $ 3,227    $ 4,115   $ 3,582      $ 3,411
Interest cost on projected benefit obligation                      5,308    4,851       4,579      3,469     2,635        2,582
Return on plan assets                                             (7,472)    (763)     (2,017)    (5,282)   (3,854)      (4,156)
Net amortization and deferrals                                     5,198   (1,383)        266       (400)     (388)        (377)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                        $ 5,699  $ 5,356     $ 6,055    $ 1,902   $ 1,975      $ 1,460
-------------------------------------------------------------------------------------------------------------------------------

  The following table presents the plans' funded status and amounts recognized on the Company's consolidated balance sheets at July 29, 1995 and July 30, 1994:

--------------------------------------------------------------------------------------------------------------------------------
                                                       Assets Exceed                        Accumulated Benefits
                                                    Accumulated Benefits                         Exceed Assets
--------------------------------------------------------------------------------------------------------------------------------
                                              U.S. Plans         Foreign Plans           U.S. Plans            Foreign Plans
--------------------------------------------------------------------------------------------------------------------------------
                                           1995       1994      1995       1994       1995       1994        1995          1994
--------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit
  obligations:
    Vested benefit obligation          $  4,471   $  3,365  $ 36,070   $ 30,023   $ 56,985   $ 52,660     $ 8,752       $ 6,660
    Accumulated benefit obligation        4,696      3,590    36,153     30,100     60,041     54,590       9,860         7,680
    Projected benefit obligation          4,696      3,590    40,252     33,414     69,618     63,257      12,656         9,974
Plan assets                               4,937      4,178    59,775     49,220     37,351     29,111       8,147         6,113
--------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation
  (in excess of)
  or less than plan assets                  241        588    19,523     15,806    (32,267)   (34,146)     (4,509)       (3,861)
Unrecognized net (gain) or loss            (456)      (106)   (5,738)    (4,756)    11,564     12,795      (1,846)       (1,372)
Unrecognized prior service cost             970        348       204        217      2,428      2,531           0             0
Unrecognized net obligation or
  (asset) at date of adoption              (507)      (549)   (2,990)    (3,276)    (1,558)    (1,681)        594           564
Additional minimum liability                  0          0         0          0    (10,880)   (10,489)       (170)         (178)
--------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (liability) in
  the consolidated balance sheet       $    248   $    281  $ 10,999   $  7,991   $(30,713)  $(30,990)   $ (5,931)     $ (4,847)
--------------------------------------------------------------------------------------------------------------------------------
The assumptions used were:
  Discount rate                           7.75%      8.25%  5.5-8.5%   5.5-8.0%      7.75%      8.25%    5.5-7.0%      5.5-7.8%
  Rate of compensation increase      4.25-5.25%  4.75-5.5%  2.8-5.5%   2.9-4.0% 4.25-5.25%  4.75-5.5%    4.0-5.0%      4.0-5.0%

  The long-term rate of return for the U.S. plans was 9.0% in each year, and for the foreign plans ranged from 5.5% to 9.0% in 1995 and 5.5% to 8.5% in 1994.

  At July 29, 1995 and July 30, 1994, the Company had recorded additional minimum pension liabilities of $10,880 and $10,489, respectively. Related intangible assets in the amounts of $2,964 and $3,247, respectively, are reflected in non-current assets, and reductions in stockholders' equity, net of deferred tax benefits, of $5,145 and $4,711, respectively, are recorded.

  The Company and its subsidiaries also participate in certain multi-employer pension plans for the benefit of its employees who are union members. Contributions to these plans were $1,417, $1,307 and $1,303 for fiscal years 1995, 1994 and 1993, respectively.

Profit Sharing Plan

The Company's profit sharing plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The plan provides that, unless the Board of Directors decides otherwise, the Company contribute annually the lesser of (a) the amount which, when added to forfeitures for the year, equals 7-1/2% of the amount by which the consolidated net operating income before income taxes of the Company and its participating subsidiaries exceeds $500, or (b) the amount deductible for Federal income tax purposes. The provisions for fiscal years 1995, 1994 and 1993 were $4,293, $4,683 and $3,711, respectively.

  INCENTIVE COMPENSATION PLAN
--------------------------------------------------------------------------------

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. With respect to the officers covered by the employment contracts referred to in the Contingencies and Commitments footnote, any incentive compensation payable to an officer under the incentive compensation arrangement described in this paragraph is reduced by the incentive compensation payable under the formula contained in his/her employment contract. The aggregate amounts charged to expense in connection with the plan were $5,781, $5,019 and $5,289 in fiscal years 1995, 1994 and 1993, respectively.

STOCK OPTION PLANS
--------------------------------------------------------------------------------

The Company has adopted several plans which provide for the granting of stock options to officers, employees and non-employee directors, at option prices equal to the market price of the Common Stock at date of grant, which results in no charge to earnings. The forms of option adopted provide that the options may not be exercised within one year from the date of grant, and expire if not completely exercised within five years from the date of grant. For the most part, in any year after the first year, the options can be exercised with respect to only up to 25% of the shares subject to the option, computed cumulatively.

-------------------------------------------------------
                                           At        At
                                     July 29,  July 30,
                                         1995      1994
-------------------------------------------------------
Options exercisable                     2,222     1,146
Options available for grant             1,322     1,428
-------------------------------------------------------

  Changes in the options outstanding during fiscal years 1993, 1994 and 1995 are summarized in the following table:


-----------------------------------------------------------------

                             Number of Shares     Price Per Share
-----------------------------------------------------------------
BALANCE--AUGUST 1, 1992                 3,582       $ 9.40-$19.66
  Fiscal 1993:
    Options granted                        49        18.25- 22.31
    Options exercised                    (452)        9.40- 18.38
    Options terminated                    (26)       10.13- 18.38
-----------------------------------------------------------------
BALANCE--JULY 31, 1993                  3,153         9.40- 22.31
  Fiscal 1994:
    Options granted                     3,375        15.25- 19.81
    Options exercised                  (1,040)        9.40- 18.38
    Options terminated                   (245)       10.13- 18.50
-----------------------------------------------------------------
BALANCE--JULY 30, 1994                  5,243         9.60- 22.31
  Fiscal 1995:
    Options granted                       194        16.00- 21.44
    Options exercised                    (269)        9.60- 18.81
    Options terminated                    (92)       18.25- 22.31
-----------------------------------------------------------------
BALANCE--JULY 29, 1995                  5,076        11.69- 21.44
-----------------------------------------------------------------

  Since June 1992, the Company has delivered treasury shares upon the exercise of stock options.

  OTHER NON-CURRENT LIABILITIES
--------------------------------------------------------------------------------

This consists primarily of accruals for deferred compensation plans and arrangements, the benefits of which are, and will continue to be, paid to covered officers and employees.

  CONTINGENCIES AND COMMITMENTS
--------------------------------------------------------------------------------

On April 19, 1995, a jury verdict for $7,000 in damages was rendered against the Company in a product disparagement action. In the opinion of management and outside counsel, post-trial motions filed by the Company requesting the court to either (a) dismiss the jury verdict as a matter of law, or (b) grant a new trial, will be successful, resulting in no loss to the Company, and therefore, no accrual for the judgment has been made in the accompanying consolidated financial statements.

  The Company and its subsidiaries are subject to certain other legal actions which arise in the normal course of business. It is management's belief that these other actions will not have a material effect on the Company's consolidated financial position.

  The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $13,100 in 1995, $11,000 in 1994 and $10,200 in 1993. Future minimum rental commitments at July 29, 1995 for all noncancelable operating leases with initial terms exceeding one year are $8,500 in 1996; $5,400 in 1997; $3,800 in 1998; $2,300 in 1999; $1,100 in 2000; and
$700 thereafter.

  The Company has employment agreements with its executive officers, the terms of which expire at various times through July 31, 1999. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at July 29, 1995, excluding bonuses, was approximately $10,000.

  FINANCIAL INSTRUMENTS, OFF-BALANCE-SHEET
  RISKS AND CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------

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

  INFORMATION BY INDUSTRY SEGMENT AND
  GEOGRAPHIC AREA
--------------------------------------------------------------------------------

Specified financial information by industry segment and geographic area for fiscal years 1995, 1994 and 1993 is summarized on pages 33 and 34 of this report.

  EVENT SUBSEQUENT TO DATE OF AUDITORS' REPORT
--------------------------------------------------------------------------------

On September 29, 1995, the Company completed its acquisition of the assets of the Medical Plastics Business of Bayer Corporation. This business is a leading producer of proprietary plastic disposable products and preservative solutions used in blood collection and storage. The purchase price of approximately $41,000 was financed from working capital sources.

  Proforma unaudited results of operations, assuming this acquisition had taken place at the beginning of fiscal year 1993, would not be materially different from those earnings reported in the Consolidated Statements of Earnings on page 29.

  The purchase price exceeded the fair value of the tangible net assets acquired by approximately $11,000, which will be allocated to goodwill.

  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                          First       Second       Third       Fourth            Full
                                        Quarter      Quarter     Quarter      Quarter            Year
-----------------------------------------------------------------------------------------------------
1995:
NET SALES                              $159,195     $192,847    $217,309     $253,472        $822,823
GROSS PROFIT                             97,207      119,682     140,184      160,463         517,536
EARNINGS BEFORE INCOME TAXES AND
  THE CUMULATIVE EFFECT
OF AN ACCOUNTING CHANGE                  19,012       37,827      47,575       63,290         167,704
NET EARNINGS                             12,529(a)    26,481      33,508       45,918         118,436(a)
EARNINGS PER SHARE                         0.11(a)      0.23        0.29         0.40            1.03(a)

1994:
Net sales                               141,874      169,710     177,814      211,450         700,848
Gross profit                             86,673      105,641     114,585      136,325         443,224
Earnings before income taxes             15,380       30,598      37,475       51,645(b)      135,098(b)
Net earnings                             11,073       22,031      27,817       38,001(b)       98,922(b)
Earnings per share                          .10          .19         .24          .33(b)          .86(b)
-----------------------------------------------------------------------------------------------------

(a) Includes a charge against earnings of $780 after income taxes (1 cent per share) as a result of adopting the Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits).

(b) Includes a pretax charge of $3,696 ($2,332 after taxes, 2 cents per share) due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations.


                                          COMMON STOCK PRICES AND CASH DIVIDENDS


Pall Corporation's Common Stock is listed on the New York and London Stock Exchanges. The table sets forth quarterly data relating to the Company's Common Stock prices and cash dividends declared per share for the past two fiscal years.


---------------------------------------------------------------------------------------------------------------------------
                                                                                                        Cash dividends
                                     Fiscal 1995                         Fiscal 1994                   per common share
Price per share                    High         Low                   High        Low                 1995           1994
---------------------------------------------------------------------------------------------------------------------------
Quarter:
First                             $18.38      $15.75                 $21.25     $15.63               $0.0925        $0.08
Second                             20.25       17.13                  21.00      17.50                0.105          0.0925
Third                              23.63       18.63                  19.13      16.00                0.105          0.0925
Fourth                             24.00       20.38                  17.25      13.63                0.105          0.0925
---------------------------------------------------------------------------------------------------------------------------

There are approximately 7,000 holders of record of the Company's Common Stock.