Form 10-K, Exhibit 13
period 1996-08-03
PALL CORP
filed 1996-10-24
CIK 75829

                                                               EXHIBIT 10.13


                                PALL CORPORATION

[PICTURE BY PAUL KLEE, SCHEIDUNG ABENDS (PARTING IN THE EVENING/SEPARATION IN THE EVENING)]

                               1996 ANNUAL REPORT

FISCAL HIGHLIGHTS


----------------------------------------------------------------------------------------
                                                             Years Ended
                                           ---------------------------------------------
(In thousands, except per share data)      AUGUST 3, 1996    July 29, 1995   % INCREASED
-------------------------------------      --------------    -------------    ----------
Net Sales                                   $   960,376      $   822,823            17
Earnings Before Income Taxes                $   197,854      $   167,704            18
Net Earnings                                $   138,498      $   118,436(a)         17
Earnings Per Share                          $      1.21      $      1.03(a)         17
Total Assets at End of Year                 $ 1,184,958      $ 1,074,922            10
Working Capital                             $   250,984      $   237,034             6
Stockholders' Equity                        $   732,300      $   651,799            12
Average Shares Outstanding                      114,839          115,184
Equity Per Share Outstanding at Year End    $      6.38      $      5.70            12
----------------------------------------------------------------------------------------


(a) Includes a charge against earnings of $780 after income taxes, (1 cent per share) as a result of adopting the Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits).


SALES
(In millions)

1986   1987   1988   1989   1990   1991  1992   1993   1994   1995   1996
----   ----   ----   ----   ----   ----  ----   ----   ----   ----   ----
 332    390    434    497    564    557   685    687    701    823    960


DIVIDENDS PER SHARE
(In dollars)

1986   1987   1988  1989  1990   1991  1992   1993   1994  1995  1996
----   ----   ----  ----  ----   ----  ----   ----   ----  ----  ----
 .09    .11    .13   .15   .18    .21   .26    .31    .36   .41   .47


EARNINGS PER SHARE
(In dollars)

1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996
----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
 .37    .43    .50    .50    .57    .69    .79    .68    .86   1.03   1.21



CONTENTS

Profile of Pall Corporation                                                   1.
Pall at a Glance                                                    Inside Gate.
Letter to Shareholders                                                        2.
Business Units-Year in Review                                                 5.
Financial Contents                                                           30.
Corporate Directory                                                          49.


ABOUT THE COVER

Cover Painting: Paul Klee, (Scheidung Abends) Parting in the Evening/Separation in the Evening, 1922/79. Watercolor on paper, 33.5 x 23.2 cm. Private collection, Switzerland. (C)1996 Artists Rights Society (ARS)/ New York, VG Bild-Kunst, Bonn.

PROFILE OF PALL

Pall Corporation is in the business of purifying liquids and gases. It has the broadest-based filtration and separations product lines in the world. Our engineering expertise and unmatched array of proprietary technologies enable us to provide innovative solutions to complex contamination problems.


The worldwide demand for filtration and separations products has risen to more than $12 billion and is increasing steadily.


Pall serves global customers in three major markets: Health Care, Aeropower and Fluid Processing. The diverse customers in these markets share an urgent need for pure products, clean processes and efficiently operating equipment. Pall products meet these needs.


- Pall at a Glance

[Caption]

[Filtration Separation Solution (TM).]

PALL AT A GLANCE

Percent of Fiscal 1996 Total Sales     Description
(amounts in millions)
--------------------------------------------------------------------------------
FLUID PROCESSING   26.5%               In this diverse market, Pall products
                                       are critical to the producers of oil and
1995             $213.1                gas, electricity, chemicals, plastics,
1996             $253.9                semiconductors, photographic film,
                                       magnetic storage devices, thin-film
                                       rigid discs, jet ink printers, computer
                                       terminals, disc drives and many more. To
                                       meet the stringent challenges of these
                                       innovators, Pall offers a wide range of
                                       sophisticated products and services that
                                       enhance the purity of process fluids by
                                       removing microscopic and larger
                                       contaminants that can devastate
                                       production equipment, product yields and
                                       quality.
--------------------------------------------------------------------------------
AEROPOWER         24.5%                Pall is a leading supplier of filtration
                                       products to the commercial and military
1995              212.8                aircraft market for use on aircraft,
1996              235.1                ships and land-based vehicles. Our
                                       industrial customers include power
                                       generation plants, manufacturers of
                                       aluminum and steel, paper, automobiles,
                                       injection molded parts and mobile
                                       equipment--including trucks and
                                       earthmoving machinery. Pall's
                                       high-performance products remove
                                       particulates and water from hydraulic
                                       and lubrication fluids and systems,
                                       extending their useful life, minimizing
                                       waste for disposal, and increasing
                                       overall productivity.
--------------------------------------------------------------------------------
HEALTH CARE        25.0%               PATIENT PROTECTION

1995              194.5                Pall filters protect patients receiving
1996              239.5                blood transfusions, undergoing
                                       open-heart surgery, organ transplants,
                                       intravenous feeding and breathing
                                       therapy. They are used extensively in
                                       hospitals and in blood centers. Often
                                       the last line of defense, our
                                       sophisticated products provide
                                       unparalleled protection from
                                       particulates, bacteria, viral and
                                       foreign leukocyte contamination. They
                                       help to improve patient outcomes,
                                       shorten hospital stays, and lower health
                                       care costs.
--------------------------------------------------------------------------------
HEALTH CARE        24.0%               PHARMACEUTICALS, DIAGNOSTICS, FOOD &
                                       BEVERAGE
1995              202.4
1996              231.9                Pall is an innovator and leader in the
                                       supply of filtration systems, validation
                                       services and proprietary membranes that
                                       are fundamental to manufacturers of
                                       pharmaceuticals, biopharmaceuticals,
                                       blood fractions, therapeutic biologicals
                                       and food and beverages, as well as
                                       producers of diagnostic tests and users
                                       of laboratory-scale filtration devices.
                                       These producers rely on Pall to ensure
                                       the efficacy and safety of their
                                       products and processes.
--------------------------------------------------------------------------------

Sales by Market Segment             1996 Market Potential         Competitors
(amounts in millions)               (amounts in millions)
----------------------------------------------------------------------------------------------------
[Pie Chart 1]
Microelectronics, Data Storage      $3,600                        Baker Hughes, CUNO, Funda Filter,
and Photographic Film                                             Graver, Memtec, Millipore, Roki
   1996 Sales:  $156.4                                            Techno, Ronningen-Petter
   1995 Sales:  $128.6

Oil/Gas, Chemical/Petrochemical
and Power Generation
   1996 Sales:  $ 97.5
   1995 Sales:  $ 84.5
----------------------------------------------------------------------------------------------------

[Pie Chart 2]
Airborne, Military Land             $2,075                        Donaldson, Fairley Arlon, Hydac,
and Marine                                                        Koito Manufacturing, LeBozak,
   1996 Sales:  $ 99.9                                            Mark IV Industries, Parker
   1995 Sales:  $ 94.1                                            Hannifin, Schroeder, Taisei,
                                                                  Western Filter

Industrial and Mobile
Fluid Power
   1996 Sales:  $135.2
   1995 Sales:  $118.7
----------------------------------------------------------------------------------------------------

[Pie Chart 3]
Patient Protection                  $4,075                        Abbott, Asahi Medical, Maco
   1996 Sales:  $239.5                                            Pharma
   1995 Sales:  $194.5

BioSupport and OEM Diagnostics      $2,650                        Abcor, CUNO, Gelman Sciences,
   1996 Sales:  $ 38.3                                            Koch, Millipore, Sartorius
   1995 Sales:  $ 32.8

Pharmaceutical, Biologicals
and Bioprocessing
   1996 Sales:  $145.4
   1995 Sales:  $125.0

Food & Beverage
   1996 Sales:  $ 48.2
   1995 Sales:  $ 44.6
                                    GRAND TOTAL = $12.4 BILLION

LETTER TO SHAREHOLDERS

         [PHOTO OF ERIC KRASNOFF CHAIRMAN AND CHIEF EXECUTIVE OFFICER]

Solid execution of Pall Corporation's Business Plan in fiscal 1996 achieved our twin goals of double-digit sales and earnings growth. Both were up over 16 percent despite the negative effects of currency and some pockets of economic weakness in Europe. Significantly, each of our three market segments, Health Care, Aeropower and Fluid Processing, contributed to this success.

As 1996 ended, we celebrated a very special milestone . . . Pall Corporation's 50th anniversary. We paused at each of our locations throughout the world to appreciate the enduring values that brought us this far. We also dedicated ourselves to preserving those values . . . integrity, a commitment to quality and to serving our customers' long-term needs, a drive to push the boundaries of science and technology, a long-standing awareness of operating globally and a willingness to take strategic risks . . . in order to excel in the years ahead.

We are extremely proud of our employees' achievements and share their conviction that even greater successes are at hand. Pall's skilled and dedicated work force is unequaled at serving the filtration and separations needs of our customers. We thank them all for our first 50 years and enlist their ongoing support in pursuit of our bright future.

Over the past two years your company has redefined itself. No longer content to be a niche supplier of components, we have broadened both our product lines and our technical support and service capabilities. Profits have grown apace.

This is not a rags to riches saga. Our metamorphosis started from a strong base. But certainly a flower to bouquet analogy is apt. Pall Corporation is now a veritable garden of products and services . . . and business is blooming!

We are a systems engineering and specialty materials company. Our product--Solutions. We solve the knottiest problems of filtration and separations for our customers . . . and do so with a broader range of proprietary technologies than any competitor. We apply our know-how to an equally wide range of markets and applications. Pall succeeds best with customers who require intense scientific support and in applications that are complex and demanding.

         At first glance there does not seem to be much similarity between a manufacturer of pharmaceuticals, a jet engine producer, and a pulp and paper plant. Yet most companies are driven by similar global operating pressures. Regardless of industry, our customers share an imperative to be cost-efficient, profitable and environmentally responsible producers. To achieve this, companies throughout the world are focusing on core competencies by outsourcing as much work as possible to an increasingly concentrated vendor base.


                                   [CAPTION]

["Our product--Solutions. We solve the knottiest problems of filtration and separations for our customers . . . and do so with a broader range of proprietary technologies than any competitor."]


         This trend of outsourcing and vendor consolidation meshes seamlessly with our major strategic move begun at the end of fiscal 1994 to become an integrated source for high-end filtration and separations. As part of that strategy we emphasize systems over components and provide sophisticated and unique custom-engineered solutions for customer problems.

         To effectively provide this comprehensive support from the design stage throughout installation and beyond, has required, appropriately enough, the "re-engineering" of our Engineering Departments in the U.S., Europe and Asia. Additional scientists and laboratories have also been added throughout the world, particularly in Asia. I am pleased to say that this investment was substantially completed by the end of 1996.

         We have also refocused and bolstered research and development over the past two years. The results are gratifying. More new products were introduced in 1996 than at any time in our history. Equally significant, a bevy of developments in the pipeline promise the continuing release of commercially significant products through the end of this century.

         Such internal generation of new products remains our core focus. But to master every possible technology in each of our broad markets is a fool's errand. So we have reached out to other companies, universities and customers to add technology to our portfolio. These arrangements run the gamut from licensing agreements to exclusive marketing partnerships to acquisitions.

         This openness has, in just the last few years, brought us such capabilities as ceramic filter materials for hot gas applications, molecular purifiers for the semiconductor industry, ultrafiltration for just about everything and blood collection systems for blood processing, to name but a few. These technologies and others fit within our strategic vision by addressing the pressing purification and separations needs of our customers.

         Our sales growth will continue to be driven by new products, new geographies, acquisitions and alliances. Each of these made a significant contribution in the year. Strategic acquisitions in the Health Care segment added about $38 million to our sales in the year. Asia, outside Japan, where we have been investing heavily, grew 41 percent.

         Each of our three major markets achieved double-digit sales growth in 1996. For the third year in a row, our best growth--19 percent--came from Fluid Processing. Sales to Microelectronics customers, which now account for 39 percent of this segment, increased more than 20 percent for the third consecutive year. We were particularly successful in the U.S., where Microelectronics sales jumped 60 percent over fiscal 1995. We expect to be able to sustain growth as new products increase our penetration. Yet even without the Microelectronics contribution, Fluid Processing grew 18 percent.

         Sales in Health Care increased 19 percent and continue to represent close to half of Pall's total sales. Medical Product sales account for half of these revenues. All four of our Health Care submarkets experienced double-digit local currency growth.

         To increase the momentum of sales to blood centers and leverage our acquisition of Medsep, we restructured our distribution and now sell direct to blood centers. At the same time, our Hospital Products distributors are focused more intensely on sales to hospitals. Sales to blood centers now represent 42 percent of our blood filter sales, up from 21 percent just two years ago. This increased focus will result in better sales growth and service to both blood center and hospital customers.

         We were mildly but pleasantly surprised by the robust growth in Aeropower of 10 1/2 percent. Sales in the Aerospace subsegment, at about $100 million, were up 6 percent against the difficult comparison of a $9 million, one-time sale to the U.K. military in fiscal 1995. Commercial Aerospace business increased 27 percent. We expect to see double-digit growth for some time to come in this market.

         The commercial sector now represents about half of our Aerospace sales. We continue to fortify our distribution in this market to ensure our ability to capitalize on its promise.

         Sales to U.S. military customers now account for just 3 1/2 percent of Pall's total sales, and actually showed an increase in fiscal 1996 of 14 percent. The Industrial Hydraulics segment is 58 percent of Aeropower and also increased 14 percent. These results will be bolstered in 1997 as our separations technologies and experience expand in this part of the business.

         We continued to generate cash in fiscal 1996 and increased our dividend this year by 17 percent so that we still distributed about 40 percent of after-tax profits. We purchased the Medical Plastics business of Bayer for $45 million in cash. We bought back $10 million of our own stock and spent $82 million on capital projects. Even so, our borrowings, net of cash and short-term investments, increased just $13 million to $98 million. Our balance sheet remains very strong with net debt at 13 percent of equity. Return on average equity increased to 20 percent this year.

         In fiscal year 1997 we intend to establish manufacturing facilities in The Republic of Ireland and take advantage of that country's favorable tax rates. We also plan to open modest facilities in India under a joint venture with our long-time local distributor.


                                   [CAPTION]

["Your company's ability to master complex technologies to achieve solutions to real customer problems has never been greater."]


         The cover of this Report is a reproduction of an original watercolor from 1922 by Paul Klee entitled Separation in the Evening. The Swiss-born Klee is renowned for his creativity and for his ability to continually reinvent his art while remaining true to his ideals. For us, the painting captures our vision of attacking problems from multiple directions with a bright and varied palette.

         The following pages detail a wealth of capabilities and a mountain of banked potential ready to be converted to sales. Your company's ability to master complex technologies to achieve solutions to real customer problems has never been greater. I welcome you to our company and ask you to share our zeal for the future.




/s/ Eric Krasnoff
Eric Krasnoff
Chairman and Chief Executive Officer

                                   [CAPTION]

["IN THE LAST TWO YEARS SALES INCREASED 37% TO $960 MILLION. OUR SALES GOAL OF $1 BILLION DURING CALENDAR YEAR 1996 IS WITHIN REACH."]

                   [PHOTO OF JEREMY HAYWARD-SURRY, PRESIDENT,
                     TREASURER AND CHIEF FINANCIAL OFFICER]

                                   [CAPTION]

                            [50 YEARS OF INNOVATION]

                                   [CAPTION]

["OUR MANUFACTURING PHILOSOPHY IS TO ADHERE TO THE HIGHEST INTERNATIONAL QUALITY AND ENVIRONMENTAL STANDARDS AND TO GLOBALIZE THESE EFFORTS TO BETTER SUPPORT OUR CUSTOMERS."]


[PHOTO OF DEREK WILLIAMS, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER]

HOSPITAL PRODUCTS

PATIENT PROTECTION   Pall filters play a vital role protecting hospital patients receiving blood transfusions, undergoing open-heart surgery, organ transplants, intravenous feeding and breathing therapy. Our hospital products business grew by 9 percent.

TRENDS TO CONTROL COSTS   Pressure on health care economics continues unabated
but with a new target. No longer simply a purchasing exercise, hospitals are focused on improving patient outcomes as a means to strengthen their bottom lines. Clinical data indicating that filtration is a means to improve patient outcomes and reduce health care costs continues to mount. Pall filters are the most widely used in these studies. Hospital administrators and group purchasing organizations -- an industry "born" to watch costs -- are selecting products that add value by reducing the cost of patient care.

ROOM FOR GROWTH   When we first entered the white blood cell filtration market, most filters were used on critically ill patients. Blood filtration opportunities in general surgical procedures, such as gall bladder surgery, hip replacement and appendectomies, are still largely untapped.

PRODUCTS FOR THE PROVIDER   We are addressing the needs of nursing personnel


PROBLEM:

Complications resulting from blood transfusions significantly increase costs, prolong hospital stays, and pose patient health problems for years to come.


                      [PHOTO OF EZ PRIME REDUCTION FILTER]

The new EZ Prime bedside leukocyte reduction filter is easier to use, while ensuring a safer blood product.

                             [PHOTO OF PALL FILTER]

Pall filters are often used in the operating room to minimize transfusion complications and risks.

                               [PHOTO ASSISTANT]

Technical assistance routinely provided by Pall is critical to the success of any leukocyte reduction program.

for products that are not only effective but easy to use. The recently introduced EZ Prime bedside filter is a proprietary self-priming leukocyte depletion filter that satisfies these dual requirements.

MORE THAN BLOOD FILTERS   A quarter of Pall revenues from hospital sales are
non-blood related and equally critical to patient care. At present, ventilator-associated pneumonia ranks third as the most likely infection to contract during a hospital stay. It also ranks highest in documented costs, due to diagnostic testing, drug therapy and prolonged hospitalization. Pall's breathing circuit filters minimize the risk of infection, thereby reducing related post-infection costs. They provide extremely affordable protection and sales of Pall breathing circuit filters reflect this worldwide.

NEW OPPORTUNITIES   We are now focused on a wealth of new applications including filtration of salvaged blood. This is blood that has been removed, cleansed and returned to patients undergoing cardiac, or other extensive surgeries. We also anticipate continued growth from leukocyte filtration as it becomes the global standard of care for all recipients of blood transfusions.

OPPORTUNITY:

Studies show that each unit of donor blood received by patients during surgery increases the risk of post-operative infection by 15 percent, a figure that accumulates with every additional transfusion. For a few dollars per patient, Pall filters enable hospitals to remove leukocytes from donor blood. Leukocytes are the known culprit in 90 percent of transfusion complications. They transmit viruses and infectious agents, as well as contribute to immune system suppression in the recipient. A standard of care evolution is taking place in which health care providers are advocating the removal of white blood cells from all donor blood as a means to protect patients and drive costs from the overall system. With clinical studies building a convincing case for leukocyte reduction, we believe the hospital filtration market has only begun to realize its vast $600 million global potential.

[PHOTO OF DOCTOR WITH YOUNG PATIENT]


SOLUTION:

Hospitals can dramatically minimize the threat to patients and realize cost savings by using Pall filters to reduce potentially dangerous viruses and contaminants in transfused donor blood.

BLOOD CENTERS


THE LAUNCH OF MEDSEP Pall's blood center business grew 71 percent worldwide in fiscal 1996 as the move toward universal filtration intensifies. Central to this growth is Medsep Corporation, which was created in September 1995 following the acquisition of the Medical Plastics business of Bayer Corporation. In less than a year the benefits are showing, with an expanded range of products, technical support and service. Medsep is one of only three companies in the world licensed to sell whole blood collection systems in the U.S.

MORE THAN SEMANTICS   Blood centers are different from hospital blood banks and
require different products and support. Pall is uniquely positioned to meet the requirements in either setting. Blood centers serve as freestanding agents for the collection and processing of donated blood, which is then sold to hospital blood banks. Hospital blood banks support the clinical needs of patients -- they inventory, issue and monitor transfusion services in the hospital. Only rarely do hospitals collect or process blood. Increasingly, blood centers are operating as licensed manufacturers of biologicals (much like a pharmaceutical producer) and as such are subject to compliance with standard operating procedures, quality assurance practices and audits by regulatory agencies.

UNIVERSAL FILTRATION MOVES CLOSER   Through co-marketing programs, supply
contracts and educational seminars, we are

PROBLEM:

Blood centers must process blood efficiently, reliably and consistently prior to shipment to transfusion centers for patient use. From the moment a unit of blood is collected, the clock, for its shelf life, begins to tick.

OPPORTUNITY:

Blood centers process blood for patient use in compliance with rigorous regulatory standards within severe time constraints. Platelets, for example, must be collected, processed (which includes various quality control tests), shipped and administered to patients in no more than 5 days from collection. Donor blood is now screened for the presence of cytomegalovirus (CMV) for those patients requiring CMV-negative blood products. CMV screening adds cost and time to the process. Leukocyte reduction by Pall filtration has been clinically demonstrated to be equivalent to testing of blood components for CMV. Removing cytomegalovirus through filtration obviates the need for this additional test and maximizes blood availability. Pall filtration makes CMV-safe products readily available for all patients and simultaneously enhances blood quality. We believe that, as blood centers understand not just the health benefits but the economic benefits of filtration, Pall has the inside track on a world market worth $800 million.

                           [PHOTO OF LAB TECHNICIAN]

Pall's Scientific and Laboratory Services department provides high-level customized technical support.

          [PHOTO OF LAB TECHNICIAN WORKING ON LEUKOTRAP RC-PL SYSTEM]

The Leukotrap RC-PL system, a unique in-line blood processing system, in use at the American Red Cross Blood Services, Southern Region.

helping to raise awareness of the benefits of leukocyte depleted blood products. Countries around the world are beginning to put policies in place that require filtered blood. In fact, European blood centers, led by France, are the architects of universal filtration as the standard of care. France, Sweden and Switzerland have made significant progress toward universal filtration. More recently, the Austrian Red Cross selected Pall to help it meet its goal of 100 percent filtration. Germany and New Zealand are currently developing policies for 1997 and beyond. The Japanese Ministry of Health is evaluating its long-standing preference for bedside filtration and will likely let economics and blood quality determine the right balance between bedside and blood center filtration.

ROOM FOR GROWTH    The fact that 85 percent of donor blood worldwide is not
filtered creates extraordinary opportunities for us. We're penetrating new markets with an unrivaled family of products including the Leukotrap RC-PL system, the first and only closed system that provides simultaneous pre-storage leukocyte reduction of both red cells and platelets. Our newest addition is the Leukotrap whole blood filter used to remove white cells from red cell and plasma components prior to component processing. This offers greater ease of use for blood center processing with the added value of leukocyte reduction for both components.

SOLUTION:

Pall offers an unmatched range of advanced filtration products for whole blood and blood components that enable blood centers to ship high-quality blood products for immediate patient use.


                            [PHOTO OF COMPUTING PC]

Pall R&D programs secure future advancements in the field of blood component processing.


                        [PHOTO OF BAG OF DONATED BLOOD]

Medsep helps blood centers provide quality blood components with the added value of leukocyte reduction.

PHARMACEUTICALS


OPPORTUNITY:

                              [picture of filter]

Viral contamination is a very real and ever-present threat to the makers of biopharmaceuticals and blood fraction products and ultimately to the patients who receive them. Viruses can invade and destroy the cells that are the "factories" used to express these valuable products. Pall's Ultipor VF virus removal filter is part of a family of filtration and ultrafiltration products designed to lessen the threat of viruses as small as 50 nanometers (50 billionths of a meter) at every point in the production process. The Ultipor VF virus filter is already being sold -- its performance supported by extensive testing and publication by the U.S. Centers for Disease Control -- as a highly effective device for the removal of some of even the smallest known viruses. Given the rapidly growing need for virus deactivation and removal, Pall filters are expected to open up, over the next five years, a $40 million global opportunity.

                             [picture of molecule]

PROBLEM:

Producers of biopharmaceuticals and plasma fractions must entirely remove devastating viral contaminants from their products and processes.

                       [picture of employees using product]

Pall products are used by our pharmaceutical manufacturing customers to purify the lifesaving medicines they provide for patients.

                 [picture of employee in decontamination suit]

OUTPACING THE INDUSTRY Pall products are fundamental to the production of injectable pharmaceuticals, biopharmaceuticals and therapeutic biologicals for both human and veterinary medicine. Sterilization and viral inactivation are often mandated by regulatory authority. While the pharmaceutical industry worldwide grew between 6 and 8 percent, Pall experienced double-digit growth. VIRUS REMOVAL The threat of viral contamination continues to drive the biopharmaceutical sector of this industry. Left unchecked, viruses can invade harvesting cells and can multiply and ultimately destroy valuable drugs. Regulatory agencies and producers alike prudently require virus removal. Wherever there is risk of viral contamination, the U.S. Food and Drug Administration (FDA) recommends that producers employ three separate mechanisms to remove them. With the addition of Pall Filtron last year, we now have two of the three accepted steps to offer customers. Each of these has been validated in accordance with existing FDA standards. FILTER VALIDATION Our Parametric Validation approach is helping producers of injectable pharmaceuticals and biopharmaceuticals to achieve FDA-required filter validation. Validation assures that a sterilizing filter will repeatedly achieve a pre-defined result. The primary tool used to verify filter performance is integrity testing. The Palltronic TruFlow integrity test instrument can easily be integrated into a customer's automated process. It employs state-of-the-art software and design to accurately measure filter performance and provide a record of the results. The process is further strengthened by Pall's Scientific and Laboratory Services
(SLS) scientists who work closely with customers to define the parameters for filter validation testing. VALIDATION LABS We expect the demand for our validation services to increase two- to three-fold in the year ahead as customers convert to our approach to validation. In fiscal 1996, we performed more than 100 of these sensitive validation studies for customers, the results of which often accompany New Drug Applications submitted to the FDA, and other agencies around the world.


SOLUTION:


Pall's family of virus removal filters provide manufacturers with powerful tools to ensure total product purity.

                   [picture of employee working with filters]

Pall's Ultipor VF virus filters provide biopharmaceutical manufacturers the protection they need to assure that their products are free of viral contaminants.

DIAGNOSTICS AND MEMBRANE TECHNOLOGY


 GROWTH IN MOLECULAR BIOLOGY Pall is driving growth in this market through a remarkable range of proprietary membranes and porous media used by the diagnostics, molecular biology and health care markets. Pall membranes are available in rolls, sheets or discs for incorporation into specific customer applications. FORENSIC TESTING Few understand the consequences of inaccurate results more than the U.S. Federal Bureau of Investigation, where thousands of blood samples are analyzed each year. The FBI has specified Pall membranes to ensure accurate analysis of DNA in these samples. Pall membranes are also playing a dynamic role in molecular diagnostics for the Human Genome Project, an arduous, global research effort to decipher and map the body's intricate genetic coding system. Through our materials for sample preparation and DNA multiplex sequencing applications, we're providing researchers with a complete molecular biology package. This capability will prove particularly important to Pall in the years ahead as the market for sample preparation methodology blossoms into an estimated $4 billion a year industry. DIAGNOSTICS ADVANCES Pall is the leading provider of membranes used in glucose monitoring -- a burgeoning home testing market. Ongoing growth will be driven by the 120 million diabetics worldwide.


PROBLEM:


One daunting challenge for the Human Genome Project was to find a membrane that could help researchers accurately map and analyze all the genes on every chromosome in the human body.


                [picture of human in motion surrounded by helix]

Pall membranes are playing a dynamic role in deciphering human genetics.

                             [picture of DNA strand]

In the coming fiscal year, we're expecting solid performance from the Hemasep medium with its capability to separate plasma from whole blood for use in single-step diagnostic test kits to measure blood sugar, cholesterol levels and cardiac markers. VALUE AND ECONOMY From original equipment manufacturers (OEMs) to laboratory devices to one-step diagnostics, customers use Pall products to ensure a strong competitive edge. Our wide selection of membranes, including nylon and other cast membranes, hydrophobic media and fibrous materials, allow customers to choose the most appropriate media for their specific application. In addition to the diversity of membranes, our customers recognize the value and economy of working with one vendor that can meet all of their diagnostic and analytical needs. Increasingly they are relying on Pall.


                              [picture of sample]

OPPORTUNITY:

Mapping the human body's estimated 100,000 genes and understanding its biochemical structure may take 15 years. Thousands of DNA samples are prepared every day. Automated processes are then used to assemble the many millions of "letters" of DNA into a form that allows for easy access and analysis by researchers. One multiplex sequencing application is a fast, efficient and accurate method to sequence large amounts of DNA without centrifugation by transferring them to a membrane for analysis. In addition to DNA sequencing, samples need to be prepared for DNA analysis. Here, our Leukosorb and Hemasep membranes are proving to be ideal materials. As a result of this research, Pall will have played an important role in the understanding and eventual treatment of many of the 4,000 genetic diseases that afflict mankind. Aside from the $50 million potential opportunity for Pall at present, our ability to provide total customer support, from sample preparation through gene detection, could ultimately unlock a much broader market with a potential in the billions of dollars.

                    [picture of employee looking at samples]

Pall membranes for sample preparation and DNA sequencing provide researchers with accurate and consistent results.

SOLUTION:

Pall membranes were selected for their accuracy, reproducibility and ease of use in sample preparation and DNA multiplex sequencing.

BIOSEPARATIONS


PALL FILTRON Pall's initiative into high-end separations, first applied to industrial markets two years ago, has now been expanded to the health care arena. Central to this initiative is the addition of Filtron to the Pall family, which has dramatically broadened our presence, capabilities and product offerings to include ultrafiltration membranes and cassettes. Ultrafiltration is required when fluids carry particles so small that they can be measured only by molecular weight. Pall Filtron's sophisticated ultrafiltration technology enables customers to filter to a level of 1/10,000th of one micron. TRANSLATABLE TECHNOLOGY Ultrafiltration is critical to such industries as biopharmaceuticals, blood fractionation, and food and beverage and chemical processing. Importantly, Pall had an established presence for many applications within these industries, and saw a need for a family of ultrafiltration products that would enable us to address the filtration needs of our customers at every stage of their process. Our merged technologies are also allowing us to approach new markets and applications, such as industrial latex and paint emulsions. VIRUS REDUCTION Similar to our offerings to the pharmaceuticals market (pgs. 10-11), producers of biopharmaceuticals and blood and plasma fractions have access to the broadest range of virus removal products on the market. We successfully introduced the Pall Filtron Omega 100 VR ultrafiltration cassette with the

PROBLEM:

Producers of paint and latex emulsions consume great quantities of water. Concerned with environmental and cost effects, they sought a method to maximize production and recycle water.

Ultrafiltration is required when fluids carry particles so small they can be measured only by molecular weight.

                               [picture of fluid]

                           [picture of paint makeup]

                [picture of employee looking through microscope]

Our filters help paint manufacturers worldwide to improve paint quality and reduce waste water.

                           [picture of hand painting]

Pall provides solutions to difficult contamination problems through on-site testing and extensive work in its Scientific and Laboratory Services labs.

             [picture of three paint cans pouring out into puddle]

ability to remove the smallest known virus, a class known as Parvovirus. In addition, our products enable biopharmaceutical manufacturers to separate water and small molecules from biologically active components, creating stronger concentrations of vaccines, antibodies, cells, albumen and much more, all with significant cost savings to the producer. LABORATORY MARKETS Our technologies are creating significant prospects in the industrial, government and academic laboratory sector, estimated at more than $500 million globally. Pall nearly doubled its laboratory product line in fiscal 1996, and now offers ultrafiltration systems, syringe filters, the MiniKleenpak filter and the Mini-DMF dynamic membrane filter. Researchers can use lab-sized Pall products right from the beginning and can scale up to full production when ready.


                      [picture of maxisett cassette system]

OPPORTUNITY:

Paint and latex emulsion producers are seeking to increase production and reuse water. Pall technology is helping them to achieve this by teaming our industrial Maxisette cassette system with their white water waste recovery efforts. When waste water meets this high-performance ultrafiltration system, two streams result. One is a concentrated stream of polymer that can be converted back to paint and sold. The other can either be reused within the plant or harmlessly disposed. One European customer who generated copious amounts of waste water before installing the system 2 years ago has not generated a single liter of waste water since. For Pall, this is a promising global market with a potential value of $100 million.


SOLUTION:

Through an application known as white water recovery, Pall is enabling these producers to meet these goals and realize significant cost savings.

FOOD AND BEVERAGE


BEVERAGE FILTRATION Pall technology has a growing presence in the food and beverage industry, where our products are used by dominant producers of beer, wine, bottled water and other beverages. In fiscal 1996, sales to this industry grew by about 8 percent. Part of the growth impetus was our CFS cluster filter system for cold stabilization of beer. WATER FILTRATION Our Microza* ultrafiltration modules provide high-purity filtration for consumer bottled water. This market is now largest in Europe, where governments have mandated processing standards. This year we also commercialized a system for the filtration of whey. This fractionation system removes fat and bacteria from whey, so that biologically active proteins can be extracted and used as natural food additives. An integral part of this system is Pall's DMF dynamic membrane filter. THE BEER MARKET The linchpin of growth continues to be cold beer filtration as the most economic alternative to traditional heat pasteurization. Far from a fad, consumers are demanding a natural, fresher-tasting product, and brewers worldwide realize that these virtues are significantly diminished by heat pasteurization. These signs suggest that cold beer stabilization will be the platform for the future and no company is better positioned than Pall to capitalize on this rising market.


          *Microza is a registered trademark of ASAHI CHEMICAL INDUSTRY CO. LTD.


PROBLEM:

Breweries seek effective ways to improve product quality, taste and shelf life while remaining cost competitive.


                           [picture of glass of beer]

                               [picture of wheat]

Cluster Filter System Our cluster filter system provides a fully automated process for preserving the natural taste of beer through cold stabilization. Using our process knowledge and systems integration skills, we created a system that can integrate immediately into brewery process equipment and interface directly with its computer systems. And to ensure customer satisfaction, we have three brew masters of our own to walk customers through the new technology. The systems have been sold to breweries in Germany, Japan, Korea and Brazil. Other potential markets include China, which is expected to become the biggest beer-producing country in the world by the year 2000, and the U.S., where a growing microbrewing industry is taking a closer look at cold beer stabilization. In addition, breweries and governments alike are looking to replace diatomaceous earth (DE) which is part of the microbial sterilization process. DE is used copiously and is costly and difficult to handle and discard. In France, DE disposal is such a problem that the government will pay 50 percent of the conversion fee for beer and wine producers. In addition to CFS technology, the PallSep vibrating membrane system can also help alleviate that problem.


            [picture of person filtering whey through their fingers]

This year Pall commercialized a system for the filtration of whey.


                      [picture of man observing beer line]

Pall's cluster filter system meets the need for effective stabilization and retention of the natural flavor of beer.


                    [picture of beer pasteurization device]

OPPORTUNITY:

The brewing industry is awakening to the tremendous advantages of cold beer stabilization. Breweries and consumers around the world are recognizing the effect heat pasteurization has on beer. Cold stabilization ensures microbial control and stability while also producing a much fresher tasting product with a longer shelf life. Pall's cluster filter system is enabling breweries to enhance product quality and reduce costs. As brewing becomes more of a science, CFS technology is providing a sophisticated solution that promises to open up a $110 million opportunity for Pall in brewing centers around the world.


SOLUTION:

Pall created the cluster filter system, a totally automated, cost-effective system that preserves natural beer taste through cold stabilization.

INDUSTRIAL HYDRAULICS


VALUE-ADDED ROLE Pall serves a wide array of markets from automotive, steel making, pulp and paper and power generation. Our filtration and separation expertise is regularly called upon to develop and provide solutions that save our customers time and money. This value-added role contributed to sales growth in this market of 14 percent in fiscal 1996. GROWTH IN EMERGING NATIONS These gains were well distributed worldwide, and notably from emerging markets like India, China, and the Commonwealth of Independent States. Accordingly, investment in people and local partnerships to support these regions continues. The intense work occurring to build roads, power plants, telecommunications facilities and other projects to develop the infrastructure of these budding world markets is amplifying the need for our products and systems expertise. A BUSINESS MAKEOVER Greater operating and cost efficiencies continue to be the crusade for our customers. Paramount to their success are Pall products that help extend the life of process fluids and equipment such as our coreless Ultipor III filter element series, fluid cleanliness monitoring systems, and a broad range of purifiers and backwash filter systems. Our coreless Ultipor III filter, which is manufactured without metallic parts, was a strong performer in 1996 and represents a solid platform for future growth. This lightweight filter is easier to handle from a maintenance standpoint.


PROBLEM:

Contaminated lubricating fluids in steel and aluminum rolling mills cause product defects and increase downtime at a cost of millions of dollars per month in lost revenues.

                              [Graphic of Worker]

Strong competition necessitates high productivity and efficiency. Pall filters help achieve the fluid cleanliness necessary to reduce defects, mill downtime and associated costs.

                              [Graphic of filters]
                      [Graphic of backwash filter system]

OPPORTUNITY:

The resurgence of the steel industry in the U.S. and in developing nations has necessitated significant capital investment to recondition and modernize existing mills. Pall's broad range of backwash filter systems, designed to customer specifications, dramatically improve fluid cleanliness, and eliminate metal sheet scratches, defects and occlusions. Spurred by the mounting competitive needs of the steel and aluminum rolling mills, Pall backwash filter systems are garnering an ever-growing slice of a $100 million application.

                       [A crane holding backwash filter]

Further, the absence of metallic parts makes it more environmentally friendly and less costly to dispose of. FULL SERVICE RESPONSIBILITY Total Cleanliness Control (TCC) is a bold concept introduced globally last year. The European automotive industry has been a particularly strong proponent of TCC which sets Pall apart as a total service provider to our customers by assuming full on-site responsibility for maintaining fluid cleanliness and equipment performance throughout their processes. By taking the maintenance and monitoring burden off our customers, they save time and money. OEM PARTNERSHIPS We're also using our leading-edge products and technology expertise to forge closer ties with OEMs. This growing segment of our business is increasing our presence in regions of the world like Asia, where OEM products are likely to be shipped. Worldwide, we're educating customers about the importance of fluid cleanliness standards through our seminar series conducted at major universities.


SOLUTION:


Pall Septra and ProSep backwash filter systems are helping these expansive manufacturing operations to meet and exceed required cleanliness levels and increase profits.

                         [Man standing next to filter]

AEROSPACE

INCREASING OPPORTUNITIES Pall's aerospace business continued to gain strength in fiscal 1996, fueled by the increase of new commercial aircraft and a battery of alliances, partnerships and long-term agreements with OEMs. As the world's leading supplier of filters to the commercial and military aircraft market, our products are meeting a wealth of applications needs. There are as many as eight main systems on a single twin-engine commercial jet that require filtration and as many as ten filters per engine. Our products are also a vital part of the vehicles that provide ground support, and are found on fuel trucks and cargo loaders. EXPANDING GLOBAL FLEET Our comprehensive applications capability is particularly important in light of anticipated future growth of the commercial airline industry. McDonnell Douglas forecasts that the worldwide fleet of passenger jet aircraft will double by the year 2013, while the volume of air traffic triples. And since newer aircraft use significantly more filters than older generations, this bodes well for Pall. At the same time, industry OEMs are actively reducing costs and overhead by relying on preferred suppliers with the requisite experience and products to augment their

                             [Tail of an airplane]

PROBLEM:

The U.S. Department of Defense and Pratt and Whitney are jointly developing a cleaner burning jet fuel that allows high-temperature burning without the usual coke build up. Competing coalescers failed to remove water from the stored fuel.

[Engine with build up]                        [Engine with reduced build up]

The engine on the left developed coke build up burning traditional jet fuel. After running the same engine with the new cleaner burning fuel, the engine on the right demonstrates that the coke build up was significantly reduced.

                  [Tail of large airplane with small airplane]

capabilities. These trends have already opened up tremendous prospects for Pall, whose filters are used by every commercial airline in the world.
THE AFTERMARKET OPPORTUNITY One of the most attractive opportunities for Pall is the aftermarket, or replacement products business. Here, we expect to grow 10 to 15 percent per year through the remainder of this decade. That growth is closely tied to our global distribution capability that enables Pall to guarantee dispatch of replacement products to airline customers anywhere in the world within hours. MILITARY UPTURN Strong aftermarket sales have also helped drive growth on the military side of our aerospace business. Several factors have contributed to this worldwide trend. First, governments are using a short list of preferred suppliers to restock depleted spare parts inventories for aircraft and helicopters as well as armored vehicles and field artillery systems. Our bidding strategy, history of product performance and technical support make us likely candidates to secure future business. Second, we've aligned ourselves with OEMs and systems manufacturers who supply the military. This stimulates growth for Pall through existing products and gives us increased visibility for developing programs. Moreover, we're employing Pall technology to meet such stringent new military requirements as a 200-hour life span for engine inlet filters, compared to the traditional 20 hours.

SOLUTION:

Pall engineers adapted our Aquasep
coalescer to the application. Tests show that it effectively removes water from the military's promising new fuel.

                              [Aquasep coalescer]

OPPORTUNITY:

The U.S. military's new fuel for Air Force and Navy aircraft is a breakthrough development. The new fuel ensures thermal stability, cleaner operation and significantly reduces maintenance costs. But the government didn't anticipate the failure of every coalescer tested with the new fuel. Pall responded with the Aquasep coalescer. In government-controlled tests, the Aquasep coalescer helped reduce aircraft maintenance costs more than 60 percent. Once the new fuel comes into general use, it promises to generate a market of enormous proportions -- not just within the military, but in the commercial sector, where the global opportunities are even greater.

MICROELECTRONICS

RAPID GROWTH INDUSTRY Pall's Microelectronics business continues to be one of our stronger markets. This is being fueled by industry growth and our ability to support it with innovative products and attentive service. The industry is acutely aware of the potential for a single microscopic contaminant to destroy valuable silicon wafers. In fiscal 1996, sales grew by 21 percent. Pall products are used at every level of semiconductor manufacturing: in the production of the high-purity chemicals, gases and silicon wafers; as a key component of semiconductor manufacturing equipment; as well as throughout the entire wafer production and waste minimization processes. As silicon wafer technology evolves, the importance of filtration and its difficulty increases commensurately. DRIVERS OF GROWTH The microelectronics industry is constantly being recharged through the introduction of next generation consumer and business products. These include cellular phones and multimedia systems with their insatiable appetite for memory devices. Demand for these products is expected to grow 25-35 percent annually through the year 2000. Personal computers and automobiles are also powerful drivers of the semiconductor market. The new "smart card" developed in France and heralded to be the ultimate replacement for cash, is heavily dependent upon "flash memory" technology.

                      [Closeup of an intergrated circuit]

PROBLEM:

The semiconductor manufacturing process requires enormous amounts of ultra-high-purity water.
Environmental sensitivity and cost concerns have motivated manufacturers to reduce, reuse and recycle water wherever possible.

                           [Graphic of semiconductor]

OPPORTUNITY:

Semiconductor plants are aggressively working to reduce their waste. Two obstacles to this are the chemical-mechanical polishing (CMP) process and silicon backgrinding of wafer surfaces. Both of these processes utilize large quantities of water and polishing compounds. In the CMP process, a wafer is polished, leaving behind a flat, even surface. This smoothing, or planarization, is necessary for integrated circuit manufacturers to produce highly dense, multilevel products. This enables computers and other semiconductor products to run faster, more complex system requirements, without additional microchips or hardware space. The industry faces a dilemma in effectively disposing of, and reusing elements of the resulting waste stream. Pall engineers developed an automated waste management system that separates and retains the hazardous materials from the process fluid. The water that emerges can either be recycled for plant use or discharged safely into the environment. This novel system provides Pall with an excellent entree to the burgeoning $300 million waste water treatment market in the U.S., Europe and Asia.

NEW CONSTRUCTION In order to meet the demand, the microelectronics industry continues to add capacity, which creates additional opportunities for Pall. It is estimated that over 160 new semiconductor fabrication plants will be built or under construction worldwide by the year 2000. Significantly, new and existing plants are constantly being retooled and upgraded. This represents an annual market potential of more than $200 million for Pall. We have become a valuable technological partner to end users and OEMs, helping customers resolve complex particle and fluid purity problems and waste reduction challenges. HIGH-PERFORMANCE PRODUCTS At the heart of this effort are products such as our ultrafiltration membranes and Ultipleat Posidyne II filters for ultra-high-purity water and Ulti-Cheminert filters for the chemicals market. In the year ahead, we are looking to pre-wet versions of our Ulti-Cheminert and Super-Cheminert filters to further penetrate the semiconductor industry's chemicals market, a global target of $110 million.

                           [Man with cellular phone]

Improved filtration technology helps to manufacture cellular phones with increased memory.

Solution:

Pall designed and developed an integrated, fully-automated system for treating waste water so it can be recycled or discharged safely to the environment.

                         [Man inside filter system lab]

A Pall filter system installed on a CMP tool captures the spent slurry solution providing customers a cost-effective, environmentally friendly method of disposal.

INDUSTRIAL PROCESS GROUP


STATE-OF-THE-ART SOLUTIONS Pall serves customers in more than 50 fast-paced markets, including producers of thin-film rigid discs, printed circuit boards and magnetic storage devices, photographic film and medical x-ray film, ink jet printers and automotive coatings. While these industries are diverse, they share a common need -- to increase the quality and yield of their products while reducing overall costs. In fiscal 1996, our filtration and separations solutions continued to produce strong growth for Pall, with sales increasing 22 percent. DRIVERS OF GROWTH The computer industry continues to be one of our primary drivers of growth. While our Microelectronics team focuses its efforts on producers of microchips, we also serve the makers of the accompanying "macroelectronics" products. Pall products support the production of discs and disc drives, back-up tapes, terminals, and more. Here, our Fluorodyne VA filter has been making significant customer inroads. GRAPHIC ARTS OPPORTUNITIES We are also an active participant in all stages of the graphic arts industry which represents tremendous future opportunities for Pall. Products like the Profile II filter and Ultipleat Profile filter enable photographic film and developing paper producers to

                                [Graphic of CD's]

PROBLEM:

To remain competitive in rapidly changing global markets, our customers must increase the speed, yield and quality of their manufacturing operations.

                           [Ultipleat Profile Filter]

OPPORTUNITY:

Whether producing photographic film, magnetic tape or computer discs, companies that manufacture fastest with the greatest precision and highest quality will ultimately be the survivors in a fiercely competitive marketplace. The Pall Ultipleat Profile filter is providing an increasing number of customers with this important advantage. Thanks to its consistent, quality performance, customers are able to increase the speed and yield of their processes. The revolutionary pleat structure of the Ultipleat Profile filter maximizes the usable filter area of the cartridge. This translates into improved flow rates and longer filter service life. For customers, the Ultipleat Profile filter is significantly reducing filtration costs, while for Pall it's creating a fast-unfolding market with a worldwide potential of $180 million.

furnish their commercial printing customers with reliable, defect-free products. The same Pall products also help ink formulators and equipment manufacturers to create products that ensure high-resolution reproductions. Our newly introduced Lithopure clarifiers enable commercial offset printers to minimize press downtime and the waste and labor involved in system maintenance. THE NEED FOR INNOVATION The fast-changing nature of these industries is underscored by the fact that some of the strongest markets we support today -- such as thin-film rigid discs and ink jet printing -- were barely noticeable just three years ago. To maintain our leadership position to this industry, we continue to innovate the design of existing technology into second-and-third generation families of products. To that end, we've formed strategic partnerships with a growing number of leading-edge customers. Our goal is to help these companies succeed in a range of highly competitive fields through filtration and separation products that allow them to produce more efficiently and economically.

                                [Graph of CD's]

                                  [Lab worker]
Pall products support the production of discs and disc drives, back-up tapes and terminals.


SOLUTION:

Pall's Ultipleat Profile filter helps customers to reduce production costs, maximize their fluid systems and increase the quality of their final products.

HYDROCARBON PROCESSING, CHEMICAL AND POLYMER

Particulate contamination in refinery processes can cripple critical equipment such as reactors, reducing their effectiveness and requiring expensive maintenance and repairs.

PROBLEM:

                     [Worker walking up stairs at refinery]

                              [Picture of filter]

OPPORTUNITY:

Refineries are finding that to successfully compete in world markets, they must operate far more efficiently than they have in the past. This means jettisoning antiquated separations systems which are inadequate for today's petroleum refineries. Pall is providing the industry with a timely and powerful solution in the form of its backwash filter systems. These fully automated systems maintain high-efficiency operation (99.9 percent) to maximize solids recovery, improve product quality, and afford protection to employees, equipment and the environment. Pall backwash systems encourage consistent performance with less energy consumption, noise, maintenance costs and labor and are well positioned for growth in a global marketplace with a potential of $400 million.


                         [Lab analyst testing filters]

Using the latest in filter equipment, this lab analyst tests our backwash filters.

                                [Pall scientist]

A Pall scientist ensures product integrity.

RIDING THE GROWTH CURVE Pall sales to these industries showed balanced growth throughout the Western Hemisphere, Europe and Asia. Our strength -- and competitive edge -- lies in deploying advanced technology and products to serve a diverse range of industries, including petroleum refining, power generation, and chemical and polymer processing. Significantly, about 40 percent of our business in these markets in fiscal 1996 can be traced to products introduced during the past few years. MEETING THE CHALLENGES The challenges facing the industries we serve are enormous. To succeed, they must constantly increase the efficiency, reliability and safety of their operations. In the petroleum refining industry, Pall is enabling companies to reduce their cost of operations, eliminate waste and improve the quality of their end products through our advanced backwash filter and coalescing technologies. Our AquaSep and PhaseSep liquid/liquid coalescers continued their excellent growth on the strength of their ability to remove unwanted water from refinery fuels and a host of chemicals. While conventional coalescers break down in the presence of many of the additives built into today's cleaner burning fuels, Pall coalescers are able to comfortably handle the job. CHEMICALS AND POLYMERS More recently, we've transferred that coalescing expertise to other processing industries, including chemicals and polymers, where suspended water, a common contaminant, can pose serious problems for customers. Protecting catalysts is another major concern in chemicals processing. Here, Pall filters and coalescers are effective in removing both solid and liquid contaminants from various hydrocarbon processing streams. Within the chemical/polymer environment, Pall filters also protect the environment from gaseous and liquid waste discharges and ensure high product quality at the final chemical or polymer-processing stage. THE POWER GENERATION MARKET In the power generation field, Pall products are right in step with advanced new technologies for reducing the cost and increasing the availability of power to consumers. We're doing that through products like our durable Septra backwashable filters and through alliances with industry innovators, such as GE Nuclear Energy, which are allowing us to demonstrate our capabilities to the rest of the nuclear power generation market.



In Tokyo, environmentally conscious refiners use Pall filters to produce cleaner and more efficient gasoline.

                          [Picture of street in Tokyo]

                             [Picture of refinery]

SOLUTION:

Pall backwash filter systems offer significant improvement over existing technologies through high-efficiency separations capabilities that can reduce waste as well as costs.

PALL WELL TECHNOLOGY

                            [Graph of oil refinery]

PROBLEM:

Increasingly advanced techniques for extracting oil and gas have clashed with an age-old problem, formation sand, which can prematurely shut wells down and require extremely costly repairs.

                              [Picture of screens]

OPPORTUNITY:

The growing worldwide demand for oil has put intense pressure on the drilling industry -- not only to uncover new wells, but to ensure that existing projects are operating at full capacity. This means "reworking" or stimulating wells whose production has begun to slip. In the process, drillers often run afoul of a complex problem: formation sand intrusion. Downhole sand can wreak economic havoc on a well, forcing its premature capping or the expenditure of several million dollars for refurbishing and repairs. Pall technology has met the problem head-on with a pair of revolutionary new products: Stratapac and Stratacoil screens. These products provide unprecedented strength, flexibility and damage tolerance. For Pall, this a dynamic growth market with a worldwide potential of $600 million.

MEETING A HUGE DEMAND Pall set a new baseline for wellbore purity in the oil and gas industry, and is starting to reap the rewards. Our biggest obstacle in fiscal 1996 was sufficient manufacturing capacity to meet the demand for Stratapac and Stratacoil screens, our breakthrough sand control products. Significantly expanding production capability has now solved that problem. EXPANDING PRODUCTS AND TECHNOLOGY Growth opportunities are increasing through broadened technology and product lines. This past year, we solved a decades-old problem of corrosion and sulfide stress cracking of well materials by introducing a new welding process for the Stratapac filter that joins dissimilar metals. On the product front is a soon to be released group of sand control products designed to filter the coarser sand found in rugged drilling environments like the North Sea. INDUSTRY STANDARD The Stratapac filter is fast becoming the industry standard for today's increasingly difficult types of drilling. Because of its unusual flexibility and damage resistance, it's proving indispensable to oil and gas companies for deep water (over 1,000 feet) drilling projects. Its use is critical in horizontal and deviated drilling that requires abrupt turns around solid formations. Stratapac screens are meeting customer demands for wells with a production lifetime of 20 years, instead of the traditional seven to ten. As for cost savings, the Stratacoil screen enabled one large oil producer to rejuvenate a near-dormant well at a cost of $380,000 -- a savings of $1.3 million from the cost of a traditional work over. MORE THAN A SUPPLIER In little more than a year, Pall has supplied over 250 drilling sites with Stratapac or Stratacoil filters. We've demonstrated the technological leadership and resources to develop and produce advanced porous media and products that solve complex customer problems.

                                [Worker writing]

The sintering process used in the manufacture of Pall's PMM filter media makes it the right approach to sand control.

                                 [Men drilling]

The Stratapac screen is driven downhole into the production zone.

                       [Worker checking joint of screen]

To ensure product quality, every joint of the screen is checked before shipment to the customer.

SOLUTION:

Pall's Stratapac and Stratacoil filters offer unprecedented control over downhole sand and help wells to produce at maximum capacity.

Financial Contents



Management's Discussion and Analysis
   of Financial Condition and Results of Operations        31

Consolidated Statements of Earnings                        33

Independent Auditors' Report                               33

Consolidated Balance Sheets                                34

Consolidated Statements of Stockholders' Equity            35

Consolidated Statements of Cash Flows                      36

Financial Information About Industry Segments              37

Financial Information About Foreign
   and Domestic Operations and Export Sales                38

Notes to Consolidated Financial Statements                 39

Common Stock Prices and Cash Dividends                     46

Eleven-Year Sales                                          47

Eleven-Year Financial History                              48

Corporate Directory                                        49

Corporate Information                                      50


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1996 Compared to 1995

Results of Operations

Review of Consolidated Results

Sales for fiscal 1996 increased 16 1/2% to $960 million from $823 million last year. Excluding exchange rate effects, sales would have increased by 19%. Acquisitions accounted for approximately $38 million of fiscal 1996 sales. The growth by quarters during the year, excluding the effects of exchange rates and acquisitions, was: first quarter 15%, second quarter 17%, third quarter 13 1/2% and fourth quarter 12 1/2%.

   Cost of sales as a percentage of sales for the year increased to 38.8% from 37.1%, principally due to: the acquisition of Medsep which brought with it lower gross margin products, the negative effect of exchange rates, mainly the Japanese Yen, as most of the products sold in Japan are sourced from the U.S. and product mix.

   Selling, general and administrative expenses as a percentage of sales decreased by 1.4% mainly as the increase in sales volume was not accompanied by a similar increase in selling, general and administrative expenses. During the third quarter, the Company received $6.2 million as a partial payment of a judgment awarded to it in a patent litigation with Micron Separations, Inc. Offset against this were $3.9 million of related legal fees. Also, during the quarter, the Company wrote off $1.2 million of fixed assets following the transfer of most industrial cartridge manufacturing from its Japanese plant into existing facilities elsewhere. The net pretax benefit of $1.1 million has been reflected as a reduction of selling, general and administrative expenses.

   Research and development as a percentage of sales showed a reduction of 0.5% compared to last year. This reduction does not constitute a decrease in research efforts by the Company but rather a reevaluation to ensure that various research and development related activities across the world are working in concert.

   The Company's pretax margin of 20.6% is about the same as last year. The Company's effective tax rate for the year has increased to 30.0% compared to 28.9% last year, due to continued reduction in the tax benefits from its Puerto Rico operations. The Company's net earnings, before the effect of the change in an accounting principle last year, increased by 16.2%.

Review of Industry and Geographic Segment Results

Sales in the Health Care segment increased by $82 million in local currency of which $38 million was due to acquisitions. Blood filter sales in this segment increased by 27% in local currency to $182 million. The acquisition of Medsep increased blood filter sales by $19 million. Sales in the rest of the Health Care segments also grew in excess of 10% in local currency.

   Sales in the Aeropower segment grew $24 million in local currency despite the fact that fiscal 1995 included a one-time sale of $9 million to the U.K. military. Aerospace sales account for 42% of total Aeropower sales. Sales in the Aerospace segment are evenly split between military and commercial sales. Sales to the U.S. military in fiscal 1996 were $32 million, an increase of 14% over fiscal 1995. Sales in the Industrial Hydraulics segment grew by 15% in local currency to $135 million.

   Sales in the Fluid Processing segment grew by $49 million in local currency. Microelectronics sales in this segment increased by 26% in local currency to $98 million. Microelectronics sales represent nearly 40% of the total Fluid Processing segment. Sales in the rest of the Fluid Processing segment grew in excess of 15% in local currency.

   The consolidated operating profit rate by segments for the current year stands at 26.5%, which is the same as last year. By segment, the Health Care profit rate is slightly lower than last year, mainly because of the Medsep acquisition which brought with it lower gross margin products. Aeropower's profit rate is 1.7% lower than last year mainly due to the one-time sale to the U.K. military in fiscal 1995. Fluid Processing's profit rate increased by 2.5% over last year, mainly due to increased sales volume that was not accompanied by similar increases in selling, general and administrative expenses.

   Outside sales in the Western Hemisphere increased by 28 1/2% to $418 million. Included in this geographic segment is $38 million from acquisitions. Sales in Europe grew 8 1/2% in local currency to $368 million. Excluding the one-time shipment of $9 million last year to the U.K. military, sales would have grown by 11%. Sales in Asia and Australia grew by 11 1/2% to $175 million; in local currency sales increased by 22%.

   The operating profit rate in the Western Hemisphere increased by 2.0% over last year mainly because of increased sales volume. The profit rate in this geographic segment would have been higher excluding Medsep, which brought with it lower gross margin products. Europe showed a slight decline mainly due to the one-time sale to the U.K. military in fiscal 1995. The profit rate in Asia and Australia decreased by 1.4% compared to fiscal 1995 mainly due to the weakness of the Japanese Yen in fiscal 1996.

Liquidity and Capital Resources

The Company generated $149 million in cash from its operating activities in fiscal 1996 compared to $157 million in fiscal 1995 and $130 million in fiscal 1994. Capital expenditures in fiscal 1996 amounted to $82 million compared to $66 million in fiscal 1995. The increased expenditures will enable the Company to support its future expansion in various markets around the world. During the year the Company purchased the Medical Plastics business of Bayer Corporation (Medsep) for $45 million. The Company also bought back $10 million of its own stock in fiscal 1996 compared to $50 million in fiscal 1995 and $30 million in fiscal 1994. Cash dividends paid to stockholders in fiscal 1996 amounted to $52 million compared to $46 million in fiscal 1995 and $40 million in fiscal 1994.

   The Company considers its existing lines of credit along with the cash it generates from its operations to be sufficient for its future growth. The Company anticipates that capital expenditures in fiscal 1997 will be about $90 million.

New Accounting Standards

In October 1995, the Financial Accounting Standards Board adopted Statement No. 123 (Accounting for Stock-Based Compensation), effective for fiscal years beginning after December 15, 1995. Under this Statement companies can elect, but are not required, to recognize compensation expense for all stock-based awards, using a fair value methodology. The Company will implement the disclosures-only provisions as allowed by this Statement in fiscal 1997 and will continue to measure compensation expense in accordance with Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees).

   In March 1995, the Financial Accounting Standards Board adopted Statement No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of), effective for fiscal years beginning after December 15, 1995. Management does not believe that adopting Statement No. 121 in fiscal 1997 will have a material effect on the Company's financial position.

Impact of Inflation

The Company's financial statements are prepared on a historical cost basis and do not reflect the effect of inflation. The effect of changing prices on the financial statements is not considered to be significant.

1995 Compared to 1994

Results of Operations

Review of Consolidated Results

Sales for fiscal 1995 increased 17 1/2% over fiscal 1994. Had foreign exchange rates been unchanged, sales would have increased by 11%. Price increases were 1% for the year.

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

   Prior to the cumulative effect of a change in an accounting principle in 1995, and to the one-time charge in 1994, net earnings for fiscal 1995 increased 17.7% to $119.2 million from $101.3 million in 1994.

   In the first quarter of fiscal 1995, the Company adopted Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits). The effect of initially applying this Statement ($1.2 million pretax, $780,000 after taxes, 1 cent per share) is reported as the cumulative effect of a change in an accounting principle.

   Net earnings for fiscal 1995 increased 19.7% to $118.4 million from $98.9 million in fiscal 1994.

Review of Industry and Geographic Segment Results

Sales in the Health Care segment increased by 13%; excluding the effects of exchange rates and the acquisition it grew by 5%. Sales in the Aeropower segment increased by 13% in local currency to $213 million. Included in fiscal 1995 sales was a one-time sale to the U. K. military of $9 million. The Industrial Hydraulics subsegment grew by 12% in local currency to $119 million. Sales in the Fluid Processing segment increased by 18 1/2% in local currency to $213 million. The Microelectronics subsegment grew by 32% in local currency to $81 million.

   The consolidated operating profit rate by segments for fiscal 1995 was 26.5% compared to 26.0% (excluding the one-time charge) in fiscal 1994. The Health Care profit rate in fiscal 1995 declined by 1.3% due to product mix. Aeropower's profit rate was 2.9% higher than fiscal 1994, principally due to the one-time sale to the U.K. military and increased sales volume. Fluid Processing's profit rate was 2.7% higher than fiscal 1994 year mainly due to increased sales volume.

   Outside sales in the Western Hemisphere increased by 8% to $325 million in fiscal 1995, which included $7.5 million from acquisition. Sales in Europe increased by 22% to $341 million; in local currency the increase was 12%. This geographic segment included the one-time sale to the U.K. military of $9 million. Sales in Asia and Australia increased by 32% to $157 million; however, in local currency the increase was 18%. All the countries in this region had growth in excess of 10% in local currency.

   The operating profit rate in the Western Hemisphere in fiscal 1995 declined by 3.7% mainly due to product mix. Europe's profit rate increased by 2.9% principally due to the one-time shipment to the U.K. military, increased sales volume and the favorable effect of exchange rates. The profit rate in Asia and Australia increased by 6.0% principally due to increased sales volume and the favorable effect of exchange rates.

CONSOLIDATED STATEMENTS OF EARNINGS            Pall Corporation and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                                              Years Ended
                                                                                   ---------------------------------------------
                                                                                   August 3, 1996  July 29, 1995   July 30, 1994
--------------------------------------------------------------------------------------------------------------------------------
 Revenues:
Net sales                                                                             $ 960,376       $ 822,823        $ 700,848
Interest earned                                                                           7,021           6,500            5,274
                                                                                      ---------       ---------        ---------
  Total Revenues                                                                        967,397         829,323          706,122
--------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses:
Cost of sales                                                                           372,864         305,287          257,624
Selling, general and administrative expenses                                            338,726         301,686          261,289
Research and development                                                                 47,514          45,142           41,283
Interest expense                                                                         10,439           9,504            7,132
Restructuring and other charges                                                              --              --            3,696
                                                                                      ---------       ---------        ---------
  Total Costs and Expenses                                                              769,543         661,619          571,024
--------------------------------------------------------------------------------------------------------------------------------
 Earnings Before Income Taxes and the Cumulative Effect of an Accounting Change         197,854         167,704          135,098
Provisions for income taxes                                                              59,356          48,488           36,176
--------------------------------------------------------------------------------------------------------------------------------
 Earnings Before the Cumulative Effect of an Accounting Change                          138,498         119,216           98,922
Cumulative effect of a change in accounting for postemployment benefits                      --            (780)              --
--------------------------------------------------------------------------------------------------------------------------------
 Net Earnings                                                                         $ 138,498       $ 118,436        $  98,922
--------------------------------------------------------------------------------------------------------------------------------
 Earnings Per Share:
Earnings before the cumulative effect of an accounting change                         $    1.21       $    1.04        $     .86
Cumulative effect of a change in accounting for postemployment benefits                      --            (.01)              --
                                                                                      ---------       ---------        ---------
Net Earnings Per Share                                                                $    1.21       $    1.03        $     .86
--------------------------------------------------------------------------------------------------------------------------------
 Average Shares Outstanding                                                             114,839         115,184          115,678
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

Board of Directors

PALL CORPORATION

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of August 3, 1996 and July 29, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended August 3, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of August 3, 1996 and July 29, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended August 3, 1996, in conformity with generally accepted accounting principles.

   As discussed in the Accounting Policies note to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" in fiscal year 1995.

KPMG Peat Marwick LLP

Jericho, New York
September 3, 1996

CONSOLIDATED BALANCE SHEETS                    Pall Corporation and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                                             August 3, 1996       July 29, 1995
------------------------------------------------------------------------------------------------------------------------------------
 Assets
 Current Assets:
Cash and cash equivalents                                                                            $    34,528        $    37,913
Short-term investments                                                                                    71,450             72,850
Accounts receivable, net of allowance for doubtful accounts of $4,170 and $5,008, respectively           242,157            216,216
Inventories                                                                                              193,764            158,430
Deferred income taxes                                                                                     15,995             19,443
Prepaid expenses                                                                                          19,151             15,546
Other current assets                                                                                       4,160              4,369
                                                                                                     -----------        -----------
      Total Current Assets                                                                               581,205            524,767
------------------------------------------------------------------------------------------------------------------------------------
 Property, Plant and Equipment:
Land                                                                                                      27,598             25,783
Buildings and improvements                                                                               263,258            246,280
Machinery and equipment                                                                                  395,099            351,752
Furniture and fixtures                                                                                    54,720             53,590
Transportation equipment                                                                                  13,538             13,410
                                                                                                     -----------        -----------
                                                                                                         754,213            690,815
Less: Accumulated depreciation and amortization                                                          290,308            262,884
                                                                                                     -----------        -----------
Property, Plant and Equipment, Net                                                                       463,905            427,931
------------------------------------------------------------------------------------------------------------------------------------
 Other Assets                                                                                            139,848            122,224
------------------------------------------------------------------------------------------------------------------------------------
      Total Assets                                                                                   $ 1,184,958        $ 1,074,922
------------------------------------------------------------------------------------------------------------------------------------
 Liabilities and Stockholders' Equity
 Current Liabilities:
Notes payable                                                                                        $   139,957        $   117,489
Accounts payable                                                                                          61,071             47,814
Accrued liabilities:
 Salaries and commissions                                                                                 31,985             27,863
 Payroll taxes                                                                                             6,444              6,279
 Interest                                                                                                  2,128              1,624
 Pension and profit sharing plans                                                                         12,902              9,342
 Other                                                                                                    22,739             21,503
                                                                                                     -----------        -----------
                                                                                                          76,198             66,611
Income taxes                                                                                              21,699             34,311
Current portion of long-term debt                                                                         17,163              9,494
Dividends payable                                                                                         14,133             12,014
                                                                                                     -----------        -----------
      Total Current Liabilities                                                                          330,221            287,733
------------------------------------------------------------------------------------------------------------------------------------
 Long-term Debt, Net of Current Portion                                                                   46,712             68,814
 Deferred Income Taxes                                                                                    36,134             33,444
 Other Non-Current Liabilities                                                                            39,591             33,132
------------------------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                                                  452,658            423,123
------------------------------------------------------------------------------------------------------------------------------------
 Stockholders' Equity:
Common stock, par value $.10 per share; 500,000 shares authorized; 117,351 shares issued                  11,735             11,735
Capital in excess of par value                                                                            53,769             56,304
Retained earnings                                                                                        727,814            643,675
Treasury stock, at cost (1996 -- 2,375 shares, 1995-- 2,920 shares)                                      (50,410)           (60,389)
Foreign currency translation adjustment                                                                    2,901             13,036
Minimum pension liability adjustment                                                                      (4,629)            (5,145)
Stock option loans                                                                                        (8,652)            (7,580)
Cumulative unrealized (losses) gains on investments                                                         (228)               163
------------------------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                                         732,300            651,799
------------------------------------------------------------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity                                                     $ 1,184,958        $ 1,074,922
====================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                               Pall Corporation and Subsidiaries

----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                     Foreign        Minimum
                                                    Capital in                                    Currency        Pension
Years Ended July 30, 1994,               Common      Excess of       Retained      Treasury    Translation      Liability
July 29, 1995 and August 3, 1996          Stock      Par Value       Earnings         Stock     Adjustment     Adjustment
----------------------------------------------------------------------------------------------------------------------------
 Balance at July 31, 1993             $  29,338      $  36,166      $ 524,407     $ (24,963)     $ (12,861)     $  (4,996)
Net earnings                                                           98,922
Cash dividends declared                                               (41,336)
Reduction of par value from
  $.25 per share to $.10 per share      (17,603)        17,603
Issuance of 1,040 shares pursuant
  to exercise of stock options                                         (9,605)       20,009
Purchase of 1,776 shares
  of Common Stock                                                                   (30,190)
Foreign currency translation
  adjustment                                                                                        11,045
Minimum pension liability
  adjustment                                                                                                          285
Change in stock option loans
Net unrealized holding
  losses on investments
----------------------------------------------------------------------------------------------------------------------------
 Balance at July 30, 1994                11,735         53,769        572,388       (35,144)        (1,816)        (4,711)
Net earnings                                                          118,436
Cash dividends declared                                               (46,911)
Issuance of 269 shares pursuant
  to exercise of stock options                            (145)          (238)        5,225
Shares exchanged in payment
  of stock options, 131 shares                                                       (2,648)
Purchase of 2,306 shares
  of Common Stock                                                                   (49,997)
Issuance of 1,280 shares
  in acquisition of Filtron
  Technology Corporation                                 2,680                       22,175
Foreign currency translation
  adjustment                                                                                        14,852
Minimum pension liability
  adjustment                                                                                                         (434)
Change in stock option loans
Net unrealized holding
  gains on investments
----------------------------------------------------------------------------------------------------------------------------
 Balance at July 29, 1995                11,735         56,304        643,675       (60,389)        13,036         (5,145)
Net earnings                                                          138,498
Cash dividends declared                                               (54,343)
Issuance of 1,019 shares pursuant
  to exercise of stock options                          (2,535)           (16)       21,136
Shares exchanged in payment
  of stock options, 41 shares                                                        (1,157)
Purchase of 433 shares
  of Common Stock                                                                   (10,000)
Foreign currency translation
  adjustment                                                                                       (10,135)
Minimum pension liability
  adjustment                                                                                                          516
Change in stock option loans
Net unrealized holding
  losses on investments
----------------------------------------------------------------------------------------------------------------------------
 Balance at August 3, 1996            $  11,735      $  53,769      $ 727,814     $ (50,410)     $   2,901      $  (4,629)
============================================================================================================================

--------------------------------------------------------------------------------
(In thousands)                                        Cumulative
                                          Stock       Unrealized           Total
Years Ended July 30, 1994,               Option   (Losses) Gains    Stockholders'
July 29, 1995 and August 3, 1996          Loans   on Investments          Equity
--------------------------------------------------------------------------------
 Balance at July 31, 1993               $  (4,213)           $--      $ 542,878
Net earnings                                                             98,922
Cash dividends declared                                                 (41,336)
Reduction of par value from
  $.25 per share to $.10 per share                                           --
Issuance of 1,040 shares pursuant
  to exercise of stock options                                           10,404
Purchase of 1,776 shares
  of Common Stock                                                       (30,190)
Foreign currency translation
  adjustment                                                             11,045
Minimum pension liability
  adjustment                                                                285
Change in stock option loans               (4,219)                       (4,219)
Net unrealized holding
  losses on investments                                     (583)          (583)
--------------------------------------------------------------------------------
 Balance at July 30, 1994                  (8,432)          (583)       587,206
Net earnings                                                            118,436
Cash dividends declared                                                 (46,911)
Issuance of 269 shares pursuant
  to exercise of stock options                                            4,842
Shares exchanged in payment
  of stock options, 131 shares                                           (2,648)
Purchase of 2,306 shares
  of Common Stock                                                       (49,997)
Issuance of 1,280 shares
  in acquisition of Filtron
  Technology Corporation                                                 24,855
Foreign currency translation
  adjustment                                                             14,852
Minimum pension liability
  adjustment                                                               (434)
Change in stock option loans                  852                           852
Net unrealized holding
  gains on investments                                       746            746
--------------------------------------------------------------------------------
 Balance at July 29, 1995                  (7,580)           163        651,799
Net earnings                                                            138,498
Cash dividends declared                                                 (54,343)
Issuance of 1,019 shares pursuant
  to exercise of stock options                                           18,585
Shares exchanged in payment
  of stock options, 41 shares                                            (1,157)
Purchase of 433 shares
  of Common Stock                                                       (10,000)
Foreign currency translation
  adjustment                                                            (10,135)
Minimum pension liability
  adjustment                                                                516
Change in stock option loans               (1,072)                       (1,072)
Net unrealized holding
  losses on investments                                     (391)          (391)
--------------------------------------------------------------------------------
 Balance at August 3, 1996              $  (8,652)     $    (228)     $ 732,300
=================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS          Pall Corporation and Subsidiaries


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Years Ended
                                                                                 -------------------------------------------------

(In thousands)                                                                   August 3, 1996    July 29, 1995     July 30, 1994
----------------------------------------------------------------------------------------------------------------------------------

 Operating Activities:

Net earnings                                                                        $ 138,498         $118,436          $ 98,922
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization of property, plant and equipment                       46,782           41,667            36,804
  Amortization of intangibles                                                           6,329            4,393             2,737
  Restructuring and other charges                                                          --               --             3,696
  Deferred income taxes                                                                 6,416              221             4,406
  Provision for doubtful accounts                                                         989              998             1,033
  Cumulative effect of a change in accounting for postemployment benefits                  --              780                --
  Changes in operating assets and liabilities, net of effects of acquisitions:

    Accounts receivable                                                               (35,252)           2,496            (5,354)
    Inventories                                                                       (28,935)         (11,547)           (7,284)
    Prepaid expenses                                                                   (3,671)             210              (640)
    Other assets                                                                       (2,887)          (8,576)           (4,848)
    Accounts payable                                                                   16,220            4,625             2,285
    Accrued expenses                                                                   12,451            1,080            (2,302)
    Income taxes payable                                                              (10,529)             236            (1,418)
    Other liabilities                                                                   2,267            1,888             1,680
                                                                                    ---------         --------          --------
     Net Cash Provided by Operating Activities                                        148,678          156,907           129,717
----------------------------------------------------------------------------------------------------------------------------------
 Investing Activities:

Capital expenditures                                                                  (82,222)         (66,479)          (73,354)
Disposals of fixed assets                                                               5,405            4,523             1,942
Short-term investments                                                                  1,400          (22,050)           13,600
Acquisitions of license and of businesses, net of cash acquired                       (44,545)            (230)          (11,333)
Benefits protection trust                                                              (2,596)          (2,599)           (2,567)
                                                                                    ---------         --------          --------
     Net Cash Used by Investing Activities                                           (122,558)         (86,835)          (71,712)
----------------------------------------------------------------------------------------------------------------------------------
 Financing Activities:

Notes payable                                                                          26,775            1,930           (14,241)
Long-term debt borrowings                                                                  --           21,620            31,165
Payments on long-term debt                                                             (9,252)          (4,223)          (17,297)
Net proceeds from exercise of stock options                                            16,356            3,043             6,185
Dividends paid                                                                        (52,224)         (45,564)          (39,954)
Treasury stock                                                                        (10,000)         (49,997)          (30,190)
                                                                                    ---------         --------          --------
     Net Cash Used by Financing Activities                                            (28,345)         (73,191)          (64,332)
----------------------------------------------------------------------------------------------------------------------------------
 Cash Flow for Year                                                                    (2,225)          (3,119)           (6,327)
 Cash and Cash Equivalents at Beginning of Year                                        37,913           38,224            42,652
 Effect of Exchange Rate Changes on Cash                                               (1,160)           2,808             1,899
----------------------------------------------------------------------------------------------------------------------------------
 Cash and Cash Equivalents at End of Year                                           $  34,528         $ 37,913          $ 38,224
==================================================================================================================================
 Supplemental Disclosures:

  Interest paid (net of amount capitalized)                                         $   9,918         $  9,143          $  6,292
  Income taxes paid (net of refunds)                                                   62,318           47,524            32,670
  Treasury stock issued upon acquisition of
    Filtron Technology Corporation                                                         --           24,855                --
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

FINANCIAL INFORMATION ABOUT FOREIGN
AND DOMESTIC OPERATIONS AND EXPORT SALES       Pall Corporation and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    Fiscal Years
                                                                                   ------------------------------------------
(In thousands)                                                                           1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------

 Sales to Unaffiliated Customers:

Western Hemisphere                                                                $   417,597      $  325,252        $302,287
Europe                                                                                367,534         340,541         279,423
Asia and Australia                                                                    175,245         157,030         119,138
                                                                                  -----------      ----------        --------
      Total                                                                       $   960,376      $  822,823        $700,848
-----------------------------------------------------------------------------------------------------------------------------
 Transfers Between Geographic Areas:

Western Hemisphere                                                                $    82,514      $   63,422        $ 61,679
Europe                                                                                 21,549          13,838          10,461
Asia and Australia                                                                      3,552           2,025           1,809
                                                                                  -----------      ----------        --------
      Total                                                                       $   107,615      $   79,285        $ 73,949
-----------------------------------------------------------------------------------------------------------------------------
 Total Sales:

Western Hemisphere                                                                $   500,111      $  388,674        $363,966
Europe                                                                                389,083         354,379         289,884
Asia and Australia                                                                    178,797         159,055         120,947
Eliminations                                                                         (107,615)        (79,285)        (73,949)
                                                                                  -----------      ----------        --------
      Total                                                                       $   960,376      $  822,823        $700,848
-----------------------------------------------------------------------------------------------------------------------------
 Operating Profit:

Western Hemisphere                                                                $   120,119      $   87,030        $ 89,898 (a)
Europe                                                                                109,572         102,532          74,707 (a)
Asia and Australia                                                                     28,361          27,630          13,834
Eliminations                                                                           (3,644)          1,176              60
                                                                                  -----------      ----------        --------
      Subtotal                                                                        254,408         218,368         178,499
Interest income                                                                         7,021           6,500           5,274
Interest expense                                                                      (10,439)         (9,504)         (7,132)
General corporate expenses                                                            (53,136)        (47,660)        (41,543)
                                                                                  -----------      ----------        --------
      Total                                                                       $   197,854      $  167,704        $135,098
-----------------------------------------------------------------------------------------------------------------------------
 Identifiable Assets:

Western Hemisphere                                                                $   460,713      $  385,023        $375,970
Europe                                                                                328,047         308,535         275,219
Asia and Australia                                                                    143,115         127,602         112,873
Eliminations                                                                          (16,468)        (12,725)        (13,790)
                                                                                  -----------      ----------        --------
      Subtotal                                                                        915,407         808,435         750,272
Corporate                                                                             269,551         266,487         209,307
                                                                                  -----------      ----------        --------
      Total                                                                       $ 1,184,958      $1,074,922        $959,579
-----------------------------------------------------------------------------------------------------------------------------

a) Includes a pretax charge of $3,696 due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations (Western Hemisphere-$2,301, Europe-$1,395).

Export sales to unaffiliated customers by the Company's U.S. operations totaled $53,779 in 1996 ($37,167 in 1995 and $28,907 in 1994). The Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations.

Transfers between geographic areas are generally priced on the basis of a markup of manufacturing costs, to achieve an appropriate sharing of the profit between the parties.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS  Pall Corporation and Subsidiaries


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    Fiscal Years
                                                                                  -------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                          1996            1995             1994
-----------------------------------------------------------------------------------------------------------------------------

 SALES TO UNAFFILIATED CUSTOMERS:

Health Care                                                                       $  471,424      $  396,907         $351,849
Aeropower                                                                            235,101         212,796          179,297
Fluid Processing                                                                     253,851         213,120          169,702
                                                                                  ----------      ----------         --------
      Total                                                                       $  960,376      $  822,823         $700,848
-----------------------------------------------------------------------------------------------------------------------------
 OPERATING PROFIT:

Health Care                                                                       $  147,628      $  126,914         $115,228 (a)
Aeropower                                                                             52,686          51,342           36,487 (a)
Fluid Processing                                                                      54,094          40,112           26,784 (a)
                                                                                  ----------      ----------         --------
      Subtotal                                                                       254,408         218,368          178,499
Interest income                                                                        7,021           6,500            5,274
Interest expense                                                                     (10,439)         (9,504)          (7,132)
General corporate expenses                                                           (53,136)        (47,660)         (41,543)
                                                                                  ----------      ----------         --------
      Total                                                                       $  197,854      $  167,704         $135,098
-----------------------------------------------------------------------------------------------------------------------------
 IDENTIFIABLE ASSETS:

Health Care                                                                       $  450,331      $  399,075         $369,352
Aeropower                                                                            184,374         177,389          169,433
Fluid Processing                                                                     280,702         231,971          211,487
                                                                                  ----------      ----------         --------
      Subtotal                                                                       915,407         808,435          750,272
Corporate                                                                            269,551         266,487          209,307
                                                                                  ----------      ----------         --------
      Total                                                                       $1,184,958      $1,074,922         $959,579
-----------------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURES:

Health Care                                                                       $   38,374      $   31,372         $ 26,284
Aeropower                                                                             13,193          12,419            5,568
Fluid Processing                                                                      23,595          16,263           14,181
                                                                                  ----------      ----------         --------
      Subtotal                                                                        75,162          60,054           46,033
Corporate                                                                              7,060           6,425           27,321
                                                                                  ----------      ----------         --------
      Total                                                                       $   82,222      $   66,479         $ 73,354
-----------------------------------------------------------------------------------------------------------------------------
 DEPRECIATION:

Health Care                                                                       $  21,397       $  17,912          $ 16,446
Aeropower                                                                             8,852           8,545             7,326
Fluid Processing                                                                     12,892          10,872            10,230
                                                                                  ---------       ---------          --------
      Subtotal                                                                       43,141          37,329            34,002
Corporate                                                                             3,641           4,338             2,802
                                                                                  ---------       ---------          --------
      Total                                                                       $  46,782       $  41,667          $ 36,804
-----------------------------------------------------------------------------------------------------------------------------


(a) Includes a pretax charge of $3,696 due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations (Health Care-$1,703, Aeropower-$1,503, Fluid Processing-$490).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS 1996, 1995 AND 1994           (In thousands, except per share data)


ACCOUNTING POLICIES

Fiscal Year
The Company's fiscal year ends on the Saturday closest to July 31, except that the Company's foreign subsidiaries are on a July 31 fiscal year. The years ended August 3, 1996, July 29, 1995 and July 30, 1994 comprise 53, 52 and 52 weeks, respectively.


Basis of Consolidation
The financial statements of Pall Corporation are presented in consolidation with its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.


Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


Revenue Recognition
Revenue is recognized when a product is shipped or a service is performed.


Translation of Foreign Currencies
Financial statements of foreign subsidiaries have been translated into U.S. dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average exchange rates. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in income. Transaction gains in the amount of $1,198 were realized in fiscal year 1996. Transaction losses in the amounts of $586 and $348 were incurred in fiscal years 1995 and 1994, respectively.

   The equity in, and advances to, foreign subsidiaries totaled $264,845 and $252,287 at August 3, 1996 and July 29, 1995, respectively.


Cash and Cash Equivalents
The Company considers all financial instruments purchased with a maturity of three months or less, other than its investments in Puerto Rico, to be cash equivalents. The Company holds all cash equivalents until maturity.


Short-Term Investments
Short-term investments, consisting principally of certificates of deposit and repurchase agreements secured by government obligations, are held to maturity and are carried at cost, which approximates fair value.


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


Intangible Assets
Costs related to patents and trademarks are amortized using the straight-line method over the estimated useful lives, generally for periods ranging up to 17 years. Goodwill and other intangible assets are amortized over periods ranging up to 20 years. The Company periodically reviews its intangible assets to assess recoverability and to ensure that the carrying values of such intangible assets have not been impaired.


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


Capitalized Interest
Interest in the amounts of $1,608 in 1996, $1,365 in 1995 and $1,641 in 1994 was capitalized. Such amounts were computed by applying the effective interest rate on the borrowing to the accumulated expenditures incurred for property, plant and equipment.


Accounting Change
In the first quarter of fiscal 1995, the Company adopted Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits). The effect of initially applying this Statement ($1,200 pretax, $780 after taxes, 1 cent per share) is reported as the cumulative effect of a change in an accounting principle.


Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentation.

ACQUISITIONS

On September 29, 1995, the Company completed its acquisition of the Medical Plastics business of Bayer Corporation for approximately $45,000. This business now operates under the name of Medsep Corporation and is a leading supplier to blood centers of specialty plastic disposable products and preservative solutions used in the collection and storage of blood components for medical purposes. The acquisition of Medsep was financed through working capital sources and is accounted for under the purchase method of accounting. As such, the results of its operations are included in the Company's financial statements from the date of acquisition. The purchase price exceeded the fair value of the tangible net assets acquired by approximately $16,000.

   On January 26, 1995, the Company acquired for approximately $28,000 all of the outstanding shares of Filtron Technology Corporation, a manufacturer of ultrafiltration membranes and cassettes. This acquisition was financed through issuance of 1,280 shares of the Company's treasury shares valued at approximately $25,000, and the remainder through working capital sources. The acquisition has been accounted for under the purchase method of accounting and, accordingly, the operations of Filtron are included in the Company's financial statements from the date of acquisition. The purchase price exceeded the fair value of the tangible net assets acquired by approximately $22,000.

   The acquisitions of Medsep and Filtron would not have materially affected the financial statements of the Company had the results of their operations been included in the Company's financial statements of prior years.

RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of fiscal 1994, the Company recorded a one-time pretax charge for $3,696, due principally to the restructuring of the German operations and to the write-off of a bad debt in the Aerospace operations.

INVENTORIES

The major classes of inventory are as follows:

------------------------------------------------------------------------
                                         AUGUST 3, 1996    July 29, 1995
------------------------------------------------------------------------
Raw materials and components                   $ 82,402         $ 61,436
Work-in-process                                  21,132           17,901
Finished goods                                   90,230           79,093
------------------------------------------------------------------------
Total inventory                                $193,764         $158,430
------------------------------------------------------------------------


OTHER ASSETS

Other assets consist of the following:

------------------------------------------------------------------------
                                         AUGUST 3, 1996    July 29, 1995
------------------------------------------------------------------------
Patents and trademarks,
 net of accumulated
 amortization of $13,184
 and $10,209, respectively                     $ 34,552         $ 38,728
Benefits protection trust                        26,701           25,848
Prepaid pension expenses                         13,654           11,247
Intangible pension assets                         2,385            2,964
Goodwill and other intangibles,
 net of accumulated amortization
 of $4,701 and $1,726, respectively              39,047           26,272
Other                                            23,509           17,165
------------------------------------------------------------------------
Total                                          $139,848         $122,224
------------------------------------------------------------------------



   Patents and trademarks include costs related to successfully defending certain Pall patents, and expenditures made to register new patents and trademarks, as well as paid-up licenses for third-party patents.

   The benefits protection trust was established for the purpose of satisfying certain previously unfunded pension obligations, in the event of a change of control of the Company. The August 3, 1996 and July 29, 1995 balance sheets reflect related liabilities in the amounts of $28,205 and $28,240, respectively. The trust primarily holds investments in U.S. government obligations and debt obligations of corporations and financial institutions with high credit ratings. The Company considers investments held in the trust to be available-for-sale, and these investments are carried at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity, until realized. Realized gains and losses are recognized in earnings upon sale. Contractual maturity dates range from 1996-2008.

   Pertinent information related to the trust follows:


--------------------------------------------------------------------
                                        1996         1995       1994
--------------------------------------------------------------------
Annual contributions                  $ 2,596     $ 2,599    $ 2,567
Total purchases                        41,779      28,364     33,896
Total proceeds from sales              42,720      29,611     34,309
Net gains (losses) recognized             584        (712)      (157)

   Prepaid pension expenses represent the non-current amounts arising from the excess of cumulative employer contributions and earnings thereon, over accrued net pension expenses.

   Intangible pension assets represent, for certain domestic pension arrangements, the excess of unfunded accumulated benefits over unrecognized prior service costs. The August 3, 1996 and July 29, 1995 balance sheets reflect additional long-term pension liabilities of $9,506 and $10,880, respectively, and a reduction in stockholders' equity, net of deferred tax benefits, of $4,629 and $5,145, respectively.

   Goodwill and other intangibles represent the cost in excess of the tangible net assets acquired of the Company's former distributor in Australia and of Filtron Technology Corporation and the Medical Plastics business of Bayer Corporation.

NOTES PAYABLE

At August 3, 1996, the Company and its subsidiaries had lines of credit totaling approximately $370,000, of which $140,000 had been drawn. Such lines of credit do not represent legal commitments on the parts of the financial institutions and no compensating balance is required.

   Pertinent information with respect to notes payable follows:

-------------------------------------------------------------------------------
                                             1996            1995          1994
-------------------------------------------------------------------------------

Average month-end borrowings             $138,629        $119,226      $132,252
Weighted average interest rate
  during the year                             4.8%            5.1%          3.5%
Highest level of borrowing at any
  month-end during the year              $157,871        $160,655      $167,234
Weighted average interest rate
  at year-end                                 4.6%            5.1%          4.2%
-------------------------------------------------------------------------------

   The Company had short-term investments in Puerto Rico of $71,450 at August 3, 1996 ($72,850 at July 29, 1995), at the same time it had notes payable of $139,957 ($117,489 at July 29, 1995) outside of Puerto Rico.

LONG-TERM DEBT

-------------------------------------------------------------------------------
                                              AT AUGUST 3,          At July 29,
                                                      1996                 1995
-------------------------------------------------------------------------------
Bank loans in Japan, due in installments
  through 1999                                     $23,028              $28,501
7.23% term loan, due on June 30, 1999               20,000               20,000
7.38% sale-and-leaseback obligation                 18,030               21,620
Industrial development bonds, paid in 1996              --                4,320
Capitalized leases, 6.48% to 16.5% due in
  varying amounts through the year 2005              2,817                3,867
--------------------------------------------------------------------------------
Total long-term debt                                63,875               78,308
Less: current portion                               17,163                9,494
-------------------------------------------------------------------------------
Long-term debt, net of current portion             $46,712              $68,814
-------------------------------------------------------------------------------

   The Company's Japanese subsidiary has entered into loan arrangements in the total amount of 2.5 billion Yen ($23,028). The loans are being amortized through the year 1999, and bear interest at rates between 1.13% and 3.6%.


   In July 1995, the Company entered into a sale-and-leaseback transaction for certain of its personal properties for approximately $25,000. No gain or loss was recognized on this transaction. For accounting purposes, the Company has treated this transaction as a financing arrangement. Payments are due in installments through the year 2001. Depreciation on the properties has been reflected in accordance with the Company's normal accounting practices.

   The aggregate annual maturities of long-term debt during the fiscal years 1997 through 2001 are approximately as follows: 1997, $17,163; 1998, $4,606;
1999, $34,225; 2000, $3,475; and 2001, $3,696.


INCOME TAXES

The components of earnings before income taxes and the cumulative effect of a change in an accounting principle are as follows:

-------------------------------------------------------------
                                  1996        1995       1994
-------------------------------------------------------------

Domestic operations           $ 80,134    $ 56,708   $ 62,135
Foreign operations             117,720     110,996     72,963
-------------------------------------------------------------
  Total                       $197,854    $167,704   $135,098
-------------------------------------------------------------


   The Company and its domestic subsidiaries file a consolidated Federal income tax return. The provisions for income taxes, excluding the cumulative effect of a change in an accounting principle, consist of the following items:

-------------------------------------------------------------
                                  1996        1995       1994
-------------------------------------------------------------

Current:
 Federal and Puerto Rico       $12,338     $10,155    $ 4,229
 State                             425         350        350
 Foreign                        40,177      37,762     27,191
-------------------------------------------------------------
Total                           52,940      48,267     31,770
-------------------------------------------------------------
Deferred:
 Federal                         3,636        (387)     4,585
 State                              --          --         75
 Foreign                         2,780         608       (254)
-------------------------------------------------------------
Total                            6,416         221      4,406
-------------------------------------------------------------
Total income tax expense       $59,356     $48,488    $36,176
-------------------------------------------------------------

         The tax effects of temporary differences and loss carry-forwards that give rise to significant portions of the net deferred tax liability at August 3, 1996, July 29, 1995 and July 30, 1994 are as follows:


                                             1996           1995           1994
-------------------------------------------------------------------------------
Deferred tax asset:
 Inventories                             $  9,360       $  9,125       $  9,221
 Pension liabilities                       11,911         12,044         11,325
 Accrued expenses                           4,179          3,667          2,468
 Other                                      1,495          5,642          4,584
-------------------------------------------------------------------------------
  Total deferred tax asset                 26,945         30,478         27,598
-------------------------------------------------------------------------------
Deferred tax liability:
 Plant and equipment                      (41,970)       (41,215)       (39,025)
 Pension assets                            (3,398)        (2,564)        (1,697)
 Other                                     (1,716)          (700)        (1,148)
-------------------------------------------------------------------------------
  Total deferred tax liability            (47,084)       (44,479)       (41,870)
-------------------------------------------------------------------------------
Net deferred tax liability               $(20,139)      $(14,001)      $(14,272)
-------------------------------------------------------------------------------

         A reconciliation of the provisions for income taxes, excluding the cumulative effect of a change in an accounting principle, follows:

                                        1996                 1995         1994
------------------------------------------------------------------------------
                                                % of         % of         % of
                                              Pretax       Pretax       Pretax
                                  Amount    Earnings     Earnings     Earnings
------------------------------------------------------------------------------
Computed "expected"
 tax expense                    $ 69,249        35.0%        35.0%        35.0%
Tax benefit of Puerto
 Rico operations                  (9,781)       (4.9)        (5.8)        (8.9)
Federal tax credits
 and other effects                (2,364)       (1.2)        (0.3)        --
Foreign income and
 withholding taxes,
 net of U.S. foreign
 tax credits                       1,976         1.0         (0.1)         0.5
State income taxes,
 net of Federal
 income tax benefit                  276         0.1          0.1          0.2
------------------------------------------------------------------------------
Total and effective
 tax rate                       $ 59,356        30.0%        28.9%        26.8%
==============================================================================

         United States income taxes have not been provided on the retained earnings of foreign subsidiaries, which totaled $171,144, $173,544 and $161,047 at August 3, 1996, July 29, 1995 and July 30, 1994, respectively. Foreign subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. Any additional U.S. taxes arising from the repatriation of such earnings, less applicable credits for taxes paid abroad, would not be material.

         The Company's Puerto Rico subsidiaries are organized as "possessions corporations" as defined in Section 936 of the Internal Revenue Code. A change in the provisions of Section 936 decreased the available U.S. tax credit from 100% to 55% and 60% of income for the years ended August 3, 1996 and July 29, 1995, respectively. The exemption from Puerto Rico income tax remains at 90%. Repatriation of these earnings results in Puerto Rico withholding taxes of no more than 10% being imposed.

         The Small Business Job Protection Act of 1996 repealed Section 936 of the Internal Revenue Code which provided a tax credit for U.S. companies with operations in certain U.S. possessions, including Puerto Rico. For existing qualifying Puerto Rico operations, such as Pall, Section 936 will be phased out over a period of several years, with a decreasing credit being available through the last taxable year beginning before January 1, 2006.

COMMON STOCK


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

         On February 28, 1996, the Company's Board of Directors authorized another program to repurchase shares of its common stock. The Board authorized the expenditure of up to $40,000. Through the end of fiscal 1996 the Company purchased 433 shares at an aggregate cost of $10,000.

         The shares repurchased under these programs are held in treasury for use in connection with the exercise of options granted under the Company's stock option plans, and for general corporate purposes. At August 3, 1996, the Company held 2,375 treasury shares.

INCENTIVE COMPENSATION PLAN

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. With respect to the officers covered by the employment contracts referred to in the Contingencies and Commitments footnote, any incentive compensation payable to an officer under the incentive compensation arrangement described in this paragraph is reduced by the incentive compensation payable under the formula contained in his/her employment contract. The aggregate amounts charged to expense in connection with the plan were $9,330, $7,786 and $6,958 in fiscal years 1996, 1995 and 1994, respectively.

STOCK OPTION PLANS

The Company has adopted several plans that provide for the granting of stock options to officers, employees and non-employee directors, at option prices equal to the market price of the common stock at date of grant, which results in no charge to earnings. The forms of option adopted provide that the options may not be exercised within one year from the date of grant, and expire if not completely exercised within five years from the date of grant. For the most part, in any year after the first year, the options can be exercised with respect to only up to 25% of the shares subject to the option, computed cumulatively.

                                                  At August 3,       At July 29,
                                                          1996              1995
--------------------------------------------------------------------------------
Options exercisable                                      2,570             2,222
Options available for grant                              3,236             1,322

Changes in the options outstanding during fiscal years 1994, 1995 and 1996 are summarized in the following table:

                                       Number of Shares          Price Per Share
--------------------------------------------------------------------------------
Balance--July 31, 1993                            3,153         $ 9.40 - $ 22.31
 Fiscal 1994:
  Options granted                                 3,375          15.25 -   19.81
  Options exercised                              (1,040)          9.40 -   18.38
  Options terminated                               (245)         10.13 -   18.50
--------------------------------------------------------------------------------
Balance--July 30, 1994                            5,243           9.60 -   22.31
 Fiscal 1995:
  Options granted                                   194          16.00 -   21.44
  Options exercised                                (269)          9.60 -   18.81
  Options terminated                                (92)         18.25 -   22.31
--------------------------------------------------------------------------------
Balance--July 29, 1995                            5,076          11.69 -   21.44
 Fiscal 1996:
  Options granted                                 2,455          21.50 -   27.25
  Options exercised                              (1,019)         11.69 -   19.88
  Options terminated                                (73)         18.38 -   24.25
--------------------------------------------------------------------------------
Balance--August 3, 1996                           6,439          15.25 -   27.25
--------------------------------------------------------------------------------

         As of August 3, 1996, 9,675 shares of common stock of the Company were reserved for the exercise of stock options. To the extent treasury shares are used to satisfy option exercises, these reserved shares will not be issued. Since June 1992, the Company has issued treasury shares upon the exercise of stock options.

PENSION AND PROFIT SHARING PLANS AND ARRANGEMENTS


Pension Plans

The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. Pension costs charged to operations totaled $10,532, $9,018 and $8,638 in fiscal years 1996, 1995 and 1994, respectively.

         The Company's pension plans provide benefits based on salary and length of service. Funding policy for domestic plans is in accordance with ERISA funding standards; for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments.

         Net periodic pension cost for these plans in fiscal years 1996, 1995 and 1994 was:

                                                               U.S. Plans                           Foreign Plans
                                                  ------------------------------------------------------------------------
                                                     1996         1995         1994         1996         1995         1994
--------------------------------------------------------------------------------------------------------------------------
Service cost                                      $ 3,449      $ 2,665      $ 2,651      $ 4,074      $ 4,115      $ 3,582
Interest cost on projected benefit obligation       5,700        5,308        4,851        4,279        3,469        2,635
Return on plan assets                              (5,684)      (7,472)        (763)      (5,362)      (5,282)      (3,854)
Net amortization and deferrals                      3,458        5,198       (1,383)        (863)        (400)        (388)
--------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                         $ 6,923      $ 5,699      $ 5,356      $ 2,128      $ 1,902      $ 1,975
--------------------------------------------------------------------------------------------------------------------------

         The following table presents the plans' funded status and amounts recognized on the Company's consolidated balance sheets at August 3, 1996 and July 29, 1995:

                                                               Assets Exceed                           Accumulated Benefits
                                                           Accumulated Benefits                          Exceed Assets
                                                 --------------------------------------   -----------------------------------------
                                                       U.S. Plans        Foreign Plans          U.S. Plans           Foreign Plans
                                                 --------------------------------------   -----------------------------------------
                                                    1996       1995      1996      1995      1996       1995        1996       1995
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                      $ 5,021    $ 4,471  $ 42,781  $ 36,070  $ 61,382   $ 56,985    $  9,089   $  8,752
  Accumulated benefit obligation                   5,274      4,696    43,525    36,153    64,668     60,041      10,138      9,860
  Projected benefit obligation                     5,274      4,696    48,140    40,252    75,080     69,618      12,263     12,656
Plan assets                                        5,413      4,937    75,993    59,775    41,470     37,351           0          0
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (in excess of)
 or less than plan assets                            139        241    27,853    19,523   (33,610)   (32,267)    (12,263)   (12,656)
Unrecognized net (gain) or loss                     (555)      (456)  (10,889)   (5,738)   10,663     11,564      (2,484)    (1,846)
Unrecognized prior service cost                      936        970       179       204     2,021      2,428           0          0
Unrecognized net obligation or (asset)
 at date of adoption                                (465)      (507)   (3,544)   (2,990)   (1,434)    (1,558)        501        594
Additional minimum liability                           0          0         0         0    (9,506)   (10,880)       (116)      (170)
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (liability) in
 the consolidated balance sheets                 $    55    $   248  $ 13,599  $ 10,999  $(31,866)  $(30,713)   $(14,362)  $(14,078)
-----------------------------------------------------------------------------------------------------------------------------------
The assumptions used were:
 Discount rate                                      7.75%      7.75% 5.5-8.5%  5.5-8.5%      7.75%      7.75%   5.5-6.5%   5.5-7.0%
 Rate of compensation increase                 4.25-5.25% 4.25-5.25% 2.9-5.5%  2.8-5.5% 4.25-5.25% 4.25-5.25%   3.0-5.0%   4.0-5.0%

         The long-term rate of return for the U.S. plans was 9.0% in each year, and for the foreign plans ranged from 5.5% to 9.0% in each year.

         The Company and its subsidiaries also participate in certain pension plans, primarily for the benefit of its employees who are union members. Contributions to these plans were $1,481, $1,417 and $1,307 for fiscal years 1996, 1995 and 1994, respectively.

Profit Sharing Plan

The Company's profit sharing plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The plan provides that, unless the Board of Directors decides otherwise, the Company contribute annually the lesser of (a) the amount which, when added to forfeitures for the year, equals 7.5% of the amount by which the consolidated net operating income before income taxes of the Company and its participating subsidiaries exceeds $500, or (b) the amount deductible for Federal income tax purposes. The profit sharing expense for fiscal years 1996, 1995 and 1994 was $6,092, $4,293 and $4,683, respectively.

OTHER NON-CURRENT LIABILITIES

This consists primarily of accruals for deferred compensation plans and arrangements, the benefits of which are, and will continue to be, paid to covered officers and employees.

CONTINGENCIES AND COMMITMENTS

On April 19, 1995, a jury verdict for $7,000 in damages was rendered against the Company in a product disparagement action. The Company's appeal is now pending. In the opinion of management, including insurance recoveries, the Company does not expect the loss, if any, resulting from this matter to have a material effect on its financial position.

         Certain locations of the Company are involved in environmental proceedings. The situations at these sites are similar, in that they relate to the acts of third parties and are not related to ongoing Company operations. The Company's insurers have been notified and are evaluating coverage. In the opinion of management these proceedings will not have a material effect on the Company's financial position.

         The Company and its subsidiaries are subject to certain other legal actions that arise in the normal course of business. It is management's opinion that these other actions will not have a material effect on the Company's financial position.

         The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $15,000 in 1996, $13,100 in 1995 and $11,000 in 1994. Future minimum rental commitments at August 3, 1996 for all noncancelable operating leases with initial terms exceeding one year are $10,200 in 1997; $7,200 in 1998; $5,000 in 1999; $3,000 in 2000; $1,300 in 2001; and $400
thereafter.

         The Company has employment agreements with its executive officers, the terms of which expire at various times through July 31, 1999. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at August 3, 1996, excluding bonuses, was approximately $9,000.

FINANCIAL INSTRUMENTS AND RISKS AND UNCERTAINTIES

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

         The Company's cash and cash equivalents and investments are placed with a wide array of financial institutions with high credit ratings. This investment policy limits the Company's exposure to concentration of credit risks.

         The Company considers the fair value of all financial instruments to be not materially different from their carrying value at year-end.

         The Company manufactures and markets filtration and separations products and systems within three segments, Health Care, Aeropower and Fluid Processing, throughout the world, and as such, is subject to certain risks and uncertainties as a result of changes in general economic conditions, sources of supply, competition, foreign exchange rates, tax reform, litigation and regulatory developments. The diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes in any event would materially affect the Company's operating results. The Company's segment information by industry and geographic areas is disclosed on pages 37 and 38.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                            First        Second      Third     Fourth       Full
                                                          Quarter       Quarter    Quarter    Quarter       Year
----------------------------------------------------------------------------------------------------------------
1996:
 NET SALES                                               $191,550      $239,316   $247,874   $281,636   $960,376
 GROSS PROFIT                                             115,996       143,828    152,321    175,367    587,512
 EARNINGS BEFORE INCOME TAXES                              25,726        46,502     53,205     72,421    197,854
 NET EARNINGS                                              17,752        32,086     37,965     50,695    138,498
 EARNINGS PER SHARE                                           .16           .28        .33        .44       1.21

1995:
 Net sales                                               $159,195      $192,847   $217,309   $253,472   $822,823
 Gross profit                                              97,207       119,682    140,184    160,463    517,536
 Earnings before income taxes and the cumulative effect
  of an accounting change                                  19,012        37,827     47,575     63,290    167,704
  Net earnings                                             12,529(a)     26,481     33,508     45,918    118,436(a)
  Earnings per share                                         0.11(a)       0.23       0.29       0.40       1.03(a)
----------------------------------------------------------------------------------------------------------------

(a) Includes a charge against earnings of $780 after income taxes (1 cent per share) as a result of adopting the Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits).

COMMON STOCK PRICES AND CASH DIVIDENDS

Pall Corporation's Common Stock is listed on the New York and London Stock Exchanges. The table below sets forth quarterly data relating to the Company's Common Stock prices and cash dividends declared per share for the past two fiscal years.

                                                                   Cash dividends
                        FISCAL 1996           Fiscal 1995         per common share
-----------------------------------------------------------------------------------
Price per share       HIGH        LOW       High        Low        1996        1995
-----------------------------------------------------------------------------------
QUARTER:
First               $24.50     $20.13     $18.38     $15.75     $0.1050     $0.0925
Second               27.75      23.25      20.25      17.13      0.1225      0.1050
Third                29.38      25.63      23.63      18.63      0.1225      0.1050
Fourth               28.63      19.63      24.00      20.38      0.1225      0.1050
-----------------------------------------------------------------------------------

There are approximately 6,800 holders of record of the Company's Common Stock.

ELEVEN-YEAR SALES

(In thousands,
to nearest $25,000)           1996       1995       1994       1993       1992       1991       1990       1989    1988(a)
--------------------------------------------------------------------------------------------------------------------------
Health Care               $471,425   $396,900   $351,850   $353,200   $331,550   $267,625   $214,125   $188,400   $148,050
Aeropower (without NBC)    235,100    212,800    179,300    176,125    204,725    232,200    191,100    165,475    154,775
Fluid Processing
  (without Air Dryers)     253,850    213,125    169,700    157,900    148,800    157,150    159,275    143,125    111,025
--------------------------------------------------------------------------------------------------------------------------
  Subtotal                 960,375    822,825    700,850    687,225    685,075    656,975    564,500    497,000    413,850
Air Dryers                    --         --         --         --         --         --         --         --       19,850
NBC Canisters                 --         --         --         --         --         --         --         --          325
--------------------------------------------------------------------------------------------------------------------------
Total                     $960,375   $822,825   $700,850   $687,225   $685,075   $656,975   $564,500   $497,000   $434,025
==========================================================================================================================


(In thousands,
to nearest $25,000)           1987(a)       1986
------------------------------------------------
Health Care               $129,325      $ 96,225
Aeropower (without NBC)    137,125       132,650
Fluid Processing
  (without Air Dryers)      86,575        66,550
------------------------------------------------
  Subtotal                 353,025       295,425
Air Dryers                  31,250        31,025
NBC Canisters                5,800         5,600
------------------------------------------------
Total                     $390,075      $332,050
================================================

(a) Restated to reflect the acquisition of RAI Research Corporation on September 30, 1988, accounted for as a pooling of interests. Prior years have not been restated, due to immateriality.

ELEVEN-YEAR FINANCIAL HISTORY


(In millions, except per share data
and number of employees)                 1996       1995           1994          1993          1992          1991       1990
-----------------------------------------------------------------------------------------------------------------------------
RESULTS FOR THE YEAR:
Sales                                    960.4      822.8          700.8         687.2         685.1         657.0      564.5
Cost of sales                            372.9      305.3          257.6         249.6         262.1         258.8      224.5
Selling, general and
  administrative expenses                338.7      301.7          261.3         262.6         253.0         242.4      207.8
Research and development                  47.5       45.1           41.3          40.0          34.8          30.3       24.0
Interest expense (net)                     3.4        3.0            1.8           4.0           5.3           9.7       10.8
Other charge (income)                     --         --              3.7(d)       26.7(e)        3.7(f)       --         --
Earnings before taxes                    197.9      167.7          135.1         104.3         126.2         115.8       97.4
Income taxes                              59.4       48.5           36.2          26.0          36.0          35.9       31.2
Accounting change                         --         (0.8)(g)       --            --             2.5(h)       --         --
Net earnings                             138.5      118.4           98.9          78.3          92.7          79.9       66.2
Earnings per share (a)                    1.21       1.03(g)         .86(d)        .68(e)        .79(h)        .69        .57
Dividends declared
  per share (a)                            .47        .41            .36           .31           .26           .21        .18
Capital expenditures                      82.2       66.5           73.4          62.6          56.2          58.3       81.8
Depreciation                              46.8       41.7           36.8          35.2          34.4          31.9       26.8
-----------------------------------------------------------------------------------------------------------------------------
YEAR-END POSITION:
Working capital                          251.0      237.0          213.6         192.5         223.3         197.3      166.2
Property, plant and
  equipment (net)                        463.9      427.9          397.6         357.6         366.1         331.8      319.0
Total assets                           1,185.0    1,074.9          959.6         902.3         912.9         786.7      797.8
Long-term debt                            46.7       68.8           54.1          24.5          59.0          51.6       56.3
Total liabilities                        452.7      423.1          372.4         359.4         367.3         301.6      357.8
Equity                                   732.3      651.8          587.2         542.9         545.6         485.1      440.0
-----------------------------------------------------------------------------------------------------------------------------
OTHER RATIOS AND STATISTICS:
Net earnings (excluding other
  items and accounting
  changes) as % of:
Sales                                     14.4       14.5           14.4          13.9          13.5          12.2       11.7
Average total assets                      12.3       11.7           10.9          10.5          10.9          10.1        8.7
Average equity                            20.0       19.2           17.9          17.6          18.0          17.3       16.3
Average shares outstanding (a)           114.8      115.2          115.7         115.9         116.9         116.2      115.8
Equity per share (a)                      6.37       5.70           5.09          4.68          4.72          4.15       3.80
Number of employees
  at year-end                            7,700      6,500          6,200         6,300         6,400         6,400      6,300
Price range of stock
  during the year (a):
  High                                   29.38      24.00          21.25         23.16         24.09         20.12      12.46
  Low                                    19.63      15.75          13.63         16.38         16.50          8.71      10.04
=============================================================================================================================

(In millions, except per share data
and number of employees)                1989(b)       1988(b,c)        1987(c)       1986
-------------------------------------------------------------------------------------------
RESULTS FOR THE YEAR:
Sales                                    497.0         434.0            390.1         332.0
Cost of sales                            190.2         175.2            157.6         142.5
Selling, general and
  administrative expenses                190.3         163.0            139.8         115.8
Research and development                  20.1          17.0             14.9          12.3
Interest expense (net)                     5.8           5.0              9.8           6.8
Other charge (income)                      6.5         (10.2)            --            --
Earnings before taxes                     84.1          84.0             68.0          54.6
Income taxes                              26.4          27.2             19.7          13.7
Accounting change                         --            --               --            --
Net earnings                              57.7          56.8             48.3          40.9
Earnings per share (a)                     .50           .50              .43           .37
Dividends declared
  per share (a)                            .15           .13              .11           .09
Capital expenditures                      66.2          50.2             35.6          39.2
Depreciation                              24.7          21.2             18.0          13.6
-------------------------------------------------------------------------------------------
YEAR-END POSITION:
Working capital                          173.4         159.1            136.6         102.0
Property, plant and
  equipment (net)                        255.8         220.8            199.4         176.9
Total assets                             717.0         581.8            532.5         440.6
Long-term debt                            40.4          41.2             41.2          42.2
Total liabilities                        345.9         252.8            256.7         219.7
Equity                                   371.1         329.0            275.8         220.9
-------------------------------------------------------------------------------------------
OTHER RATIOS AND STATISTICS:
Net earnings (excluding other
  items and accounting
  changes) as % of:
Sales                                     12.4          12.3             12.4          12.3
Average total assets                       9.5           9.6              9.9          10.2
Average equity                            17.6          17.7             19.4          20.8
Average shares outstanding (a)           114.9         113.9            113.1         109.4
Equity per share (a)                      3.21          2.88             2.43          2.01
Number of employees
  at year-end                            6,200         5,600            5,400         5,100
Price range of stock
  during the year (a):
  High                                   11.42         11.79            11.66         11.22
  Low                                     8.33          6.50             8.09          6.00
===========================================================================================

(a)  Reflects all stock splits since January 1, 1984.

(b) The air dryer and NBC canister lines were disposed of in fiscal 1988 and 1989, respectively. Fiscal 1989 pretax earnings were reduced by a payment of $6.5 million (4 cents per share) in settlement of an indemnification obligation pertaining to the Gore-Garlock patent infringement lawsuit. Fiscal 1988 pretax earnings included a $10.2 million gain on the sale of the air dryer line (6 cents per share) and a charge in connection with an inventory takeback resulting from the reorganization of certain distribution arrangements of $4.6 million (3 cents per share).

(c) Restated to reflect the acquisition of RAI Research Corporation on September 30, 1988, accounted for as a pooling of interests. Prior years have not been restated, due to immateriality.

(d) Represents principally the cost ($2.3 million after taxes, 2 cents per share) of restructuring the German operations and of writing off a bad debt in the Aerospace operations.

(e) Represents principally the cost ($17.3 million after taxes, 15 cents per share) of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business.

(f) Represents a charge from the settlement of certain promissory notes received in connection with the sale of the air dryer business in a leveraged buyout reported in fiscal 1988.

(g) Represents a decrease in earnings (1 cent per share) as a result of adopting Financial Accounting Standards Board Statement No. 112 (Employers' Accounting for Postemployment Benefits) in the first quarter of fiscal 1995.

(h) Represents an increase in earnings (2 cents per share) as a result of adopting Financial Accounting Standards Board Statement No. 109 (Accounting for Income Taxes) in the first quarter of fiscal 1992.

CORPORATE DIRECTORY


SENIOR OFFICERS

Eric Krasnoff
Chairman and
Chief Executive Officer

Jeremy Hayward-Surry
President, Treasurer and
Chief Financial Officer

Derek Williams
Executive Vice President and
Chief Operating Officer

GROUP VICE PRESIDENTS

Clifton Hutchings
Gerhard Weich
Arnold Weiner
Samuel Wortham

SECRETARY

Peter Schwartzman

SENIOR VICE PRESIDENTS

Dr. Joseph Adiletta
Peter Cope
Dr. Peter Degen
Dr. Thomas Gsell
Erwin Kirnbauer
Paul Kohn
John Miller
Akio Satake
Robert Simkins
Donald Stevens
Gilbert Weiner

VICE PRESIDENTS

Dr. Leonard Bensch
Jane Block
Thomas Bormann
Claude Broussy
Steven Chisolm
Jack Cole
John Farris
Terry Flack
Stephen Geibel
Charles Grimm
Dr. Martin Hirsch
Patricia Iannucci
Sakae Isohata
Dr. Hyman Katz
Neil MacDonald
William Palmer
Clarence Treppa
Marcus Wilson
Charles Wolowitz

DIRECTORS

Abraham Appel
Ulric Haynes, Jr.
Jeremy Hayward-Surry
Eric Krasnoff
Dr. Edwin Martin, Jr.
Dr. David Pall
Katharine Plourde
Chesterfield Seibert
Heywood Shelley
Alan Slifka
Dr. James Watson
Derek Williams

CORPORATE INFORMATION


CORPORATE HEADQUARTERS

2200 Northern Boulevard
East Hills, New York 11548-1289
Telephone: 516-484-5400
Fax: 516-484-3529

PRINCIPAL PLANTS

Glen Cove, East Hills,
Port Washington, Hauppauge
and Cortland, New York

Pinellas Park, New Port Richey
and Fort Myers, Florida

Covina, California

Putnam, Connecticut

Northborough, Massachusetts

Fajardo, Puerto Rico

Portsmouth, Ilfracombe,
Newquay and Redruth, England

Tsukuba, Japan

COUNSEL

Carter, Ledyard & Milburn
New York, New York

PATENT COUNSEL

Leydig, Voit & Mayer
Chicago, Illinois

AUDITORS

KPMG Peat Marwick LLP
Jericho, New York

REGISTRAR AND TRANSFER AGENT

Wachovia Bank of North Carolina, N.A.
Winston-Salem, North Carolina
1-800-633-4236
Written shareholder correspondence and requests for transfer should be sent to:
Wachovia Bank of North Carolina, N.A. P.O. Box 8217
Boston, Massachusetts 02266-8217

ANNUAL SHAREHOLDERS' MEETING

Tuesday, November 19, 1996
2:30 p.m., The Garden City Hotel
Garden City, New York 11530

Dividend Reinvestment Plan

Shareholders have a convenient opportunity for automatic reinvestment of cash dividends and voluntary cash investments in the Company's stock through the Dividend Reinvestment Plan. Participating shareholders pay no brokerage commissions or other charges on purchases of shares under the Plan; all such commissions and charges are paid by the Company.

     You must own at least 50 shares of Pall Common Stock to join the Dividend Reinvestment Plan (or to rejoin if your participation in the Plan has terminated). As a Plan participant, whether or not you have elected to reinvest your dividends, you can make voluntary cash contributions of $100 or more at any time subject to a maximum of $5,000 a month.

Direct Deposit of Cash Dividends

Shareholders can choose to have dividend payments automatically deposited to checking, savings or money market accounts at any financial institution that participates in the Automated Clearing House system. The Deposit will occur on the dividend payment date, thus providing immediate access to funds. The Direct Deposit of Cash Dividends Service is provided free of charge.

     Shareholders interested in participating in either the Dividend Reinvestment Plan or the Direct Deposit of Cash Dividends Service should contact our Registrar and Transfer Agent.

INVESTOR RELATIONS

Pall Corporation
Investor Communications Manager
25 Harbor Park Drive
Port Washington, NY 11050-4630
Telephone: 1-800-205-7255
In New York State: 516-484-3600
Fax: 516-484-3649
E-Mail Address:
invrel@pall.com

TRADEMARKS

All product names appearing in type form different from that of the surrounding text are trademarks owned by Pall Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Pall Corporation is an equal opportunity employer and maintains affirmative action programs covering minorities, women, the handicapped, disabled veterans and veterans of the Vietnam era.

[recycle logo] This report has been printed on recycled paper.

The papers used in this annual report were manufactured in mills that use Pall filters on their paper machines.

INTERNET

To visit Pall Corporation's web site on the Internet, go to URL:http://www.pall.com

BOARD OF DIRECTORS

                            [PHOTO OF BOARD MEMBERS]

Alan Slifka
Managing Principal
Halcyon/Alan B.
Slifka Management
Co., LLC

Eric Krasnoff(1)
Chairman and
Chief Executive Officer
of Pall Corporation

Abraham Appel(2,3,4)
President, Appel Consultants, Inc.
Toronto, Canada

Dr. David Pall(1)
Founder Chairman
of Pall Corporation

Derek Williams
Executive Vice President and Chief Operating Officer of Pall Corporation

Dr. James Watson(2)
President,
Cold Spring Harbor Laboratory
Cold Spring Harbor, New York

                            [PHOTO OF BOARD MEMBERS]

Chesterfield Seibert(2,4)
Retired Chairman and Chief Executive Officer, Marietta
Corporation, Cortland, New York;
Retired Executive Vice President
of Pall Corporation

Jeremy Hayward-Surry(1)
President, Treasurer and Chief Financial Officer of Pall Corporation

Heywood Shelley
Partner,
Carter Ledyard & Milburn, Attorneys, New York, New York

Ulric Haynes(3)
Dean, The Frank G. Zarb School of Business at Hofstra University
Hempstead, New York

Katharine Plourde(2)
Principal,
Donaldson, Lufkin & Jenrette Inc.
New York, New York

Dr. Edwin Martin, Jr.(3,4)
President Emeritus,
The National Center for Disability
Services, Albertson, New York


                                                  Board Committees
                                                  (1) Executive
                                                  (2) Audit
                                                  (3) Compensation
                                                  (4) Nominating

                                   [PALL LOGO]
                                   FILTRATION.
                                   SEPARATION.
                                  SOLUTION.(TM)


                                Pall Corporation
                             2200 Northern Boulevard
                              East Hills, NY 11548