Form 10-K, Exhibit 13
period 1997-08-02
PALL CORP
filed 1997-10-24
CIK 75829

                                                                      Exhibit 13

Pall Corporation 1997 Annual Report

                   Opportunity...

                                [PHOTOS OMITTED]

Contents

Profile of Pall Corporation  1
Letter to Shareholders  2
Financial Highlights  5
Pall at a Glance  6
Pall's Vision  8
Market Reviews  10
Financial Contents  22
Corporate Directory  42

                                                  Profile of Pall Corporation...
                                             Profile

Pall Corporation is a specialty materials and engineering company with the broadest-based filtration and separations capabilities in the world. We serve a diverse, global customer base in three major markets: Health Care, Aeropower and Fluid Processing. The worldwide market potential for filtration and separations products is $17 billion and growing steadily.

      For more than 50 years, we have dedicated ourselves to applying innovative technologies and scientific research to solve complex customer problems. We have taken prudent risks along the way and never shied away from a good challenge.

      The strategic expansion of our business to include high-end separations represents an important new chapter in our history. With the addition of separations to our traditional fluid clarification business, we dramatically increased the size of our potential market worldwide. Just as important, we enhanced our ability to provide customers with "cradle-to-grave" support for their manufacturing processes. As a result, we have become much more than a supplier of quality filtration products. We are in partnership with our customers, adding value for them and competitive advantage for Pall.

Letter to Shareholders

This was a year of high points and disappointments. Overall results were below our targets for revenues and earnings and well short of our historical performance. Sales for the year grew 2 1/2% in local currency and were down 1% after adding back the negative effects of foreign currency exchange rates. This 3 1/2% swing reduced our sales by $35 million and earnings by 14 cents per share.

Put into a longer-term context, in the last three years, Pall grew at an annual rate of 10% in sales. 1997 can be viewed as a year in which we strengthened and consolidated recent market gains in each of our major markets and staked important new territory for forward growth. All this was in the face of considerable currency head winds and some rough market seas. We enter 1998

   [PHOTO]

Eric Krasnoff
Chairman and Chief Executive Officer

with a strong balance sheet and excellent products and compelling market positions. Above all, your management shares a resolute commitment to accelerate our company's growth in sales and earnings.

This year we moved aggressively to enhance shareholder value and renew top-line growth. In February, Gelman Sciences, a leading manufacturer of microfiltration products used in the laboratory research, medical health care, environmental monitoring, and high-technology process industries, was acquired. The addition of Pall Gelman places us strategically at the beginning of the process for drug discovery and development - a $500 million market for our products. We are now well equipped to help our customers design full-cycle filtration programs that rationalize the many areas of filter use. This drives down their costs in dealing with both production and regulatory issues.

The Pall Gelman acquisition was concluded in the third quarter and was accounted for as a pooling of interests. Our financials have been restated accordingly.

A one-time charge of $92 million taken in the third quarter covered the costs of acquiring Pall Gelman and significant restructuring of other areas of Pall's business. In the US, we are consolidating three Aeropower manufacturing plants into two. In Europe, we reduced overhead with concomitant reductions in head count. We are confident that we will realize $20 million in annual savings from these actions.

Considerable management effort held selling, general and administrative expenses steady as a percentage of sales, despite the reduction in sales. Cost of sales increased in line with expectations relative to the negative currency effects. These results speak to the sound underlying fundamentals of our P&L and form a strong platform for earnings growth as revenues rebound.

On October 6, 1997, the Board of Directors authorized a Stock Repurchase Program for $150 million, to begin in that month. Management recommended the repurchase program to the Board because we believe that Pall shares are undervalued and represent an excellent investment.

Let's review our major markets and some key points of the year.

Health Care

Medical filters for Patient Protection accounted for approximately 24% of total Pall sales. Blood filter sales make up 70% of this amount. Since introducing the market to leukocyte reduction in 1988, Pall's blood filter business has grown into a $175 million worldwide business.

One in 20 of us will receive a blood transfusion at some time in our lives. Yet blood is not sterile. There are many viruses known to reside solely in white cells and more viruses are discovered each year. Filtration can remove many of these unwelcome passengers.

Recent clinical studies affirm that filtration reduces the cost of treatment for all patients. It reduces the risk of post operative infection, which saves the cost of additional treatment and facilitates an earlier discharge from the hospital. This is good for patients and good for health care budgets.

Above all, your management shares a resolute commitment to accelerate our company's growth in sales and earnings.

Yet today only 17% of blood is filtered. I know of no single action with the potential to improve the safety of our blood supply more than the adoption of universal leukocyte filtration. A number of countries have already accepted this premise, including France, Austria, Finland and Norway. Others will surely follow.

Blood filter sales moved ahead in North America and Asia during the year, while Europe felt the effects of price pressure, particularly from blood centers. We have taken actions to improve our market positions in all three geographies.

We continue to broaden the platform of our blood center business. An exciting treatment now under development uses placental/umbilical cord blood stem cells
(PCB) as transplants to aggressively treat such diseases as leukemia, lymphomas and some genetic disorders. PCB stem cells can greatly reduce or eliminate critical delays in finding suitable HLA-matched bone marrow or peripheral blood donors, who would otherwise have to undergo invasive procedures to harvest their stem cells. Patients treated with PCB stem cells may also have a lower incidence of rejection. Our sterile collection, processing and storage sets are designed to simplify and streamline the process steps involved while maintaining the highest PCB stem cell population and viability.

Another exciting technology involving Pall may enable platelets to be dried, stored and reconstituted on demand. The technology may also eliminate the current problem of bacterial growth in stored platelets, thus significantly improving both their availability and quality.

In the nonmedical portion of our Health Care business, new opportunities for our separations technologies are opening up, particularly in the Pharmaceutical and Food & Beverage segments.

The latter grew about 9% in local currency, with advanced separation systems contributing significantly. This year we received one of the largest nonmilitary orders in Pall's history. It was for a system that will be used to reclaim wastewater from a cheese manufacturer and will serve as a platform for future sales in similar applications.

Pharmaceutical sales were weak this year due to price pressures from global market consolidation and local weakness in Europe. Still our market share held firm. These trends are likely to impact the first half of fiscal 1998. In the longer term, consolidation will favor global suppliers such as Pall. The pharmaceutical industry is again moving toward finer levels of filtration, particularly to combat viral contamination in bioengineered drugs. Pall continues to lead the market with a variety of unique products for virus removal.

Fluid Processing

After the booming years of 1995 and 1996, new semiconductor fab construction virtually ground to a halt in 1997. Yet our Microelectronics sales were down less than 5% as replacement sales to users remained strong and our market share again increased.

I know of no single action with the potential to improve the safety of our blood supply more than the adoption of universal leukocyte filtration.

We continue to drive our leadership position and industry standards forward with new products.

This year we also formed separate strategic alliances with three companies to support the purification needs of the next generation of microprocessor-based products.

The rest of our Fluid Processing segment is 45% larger than the Microelectronics division. It represents a host of diverse industries and applications. Weakness in our Power Generation subsegment, a number of US nuclear plant closures and the timing of some major orders depressed results. The need to modify our STRATAPAC filter line, now relaunched in April 1997, was also a factor. It should again contribute to growth in 1998.

Despite erratic results, this segment represents some of our largest opportunities, including a new $4 billion market in water management. The inefficient use of surface water and its continued degradation in quality has lead to plans to treat municipal water for irrigation and industry, and to repurify water to meet drinking water standards. Membrane filtration is proving to be a viable cost-efficient means to achieving this, while offering protection against bacteria, virus and parasite transmission. In late 1997, we received our first orders for systems in the US and Europe. Although it is early, and significant product development is in progress, we are optimistic.

Aeropower

An outperformer this year was our Commercial Aerospace division. It continued from strength to strength with a 23% increase, while Military Aerospace was flat. The split is now 53% Commercial Aerospace and 47% Military Aerospace. Here, our filtration systems are meeting ongoing requirements for improved reliability and flexibility. The US Department of Defense continues to pursue environmental and waste stream reduction efforts, and is consulting with us for our expertise and support.

Improvement in Fiscal 1998

We believe we will see improvement in our results in fiscal 1998. Pall Gelman will be accretive and the restructuring of the rest of Pall's business will bring additional savings. Our new manufacturing facility in Ireland started up late in the year and should contribute to improved earnings in 1998. Foreign currency pressures should begin to ease, although there will still be negative effects at current rates, particularly in the first half of the year.

In the longer term, we will continue to pursue growth through an aggressive approach to R&D that consistently advances our products and then find or create niche applications across many markets, industries, and geographies. We will continue to seek out key strategic alliances and partner with industry leaders. At the same time, we will maximize our operating efficiencies.

I hope that this letter transmits the strength, optimism and endurance that characterizes Pall Corporation. Above all, our long-term focus on growth, with short-term concentration on excellence, will drive Pall forward.


/s/ Eric Krasnoff

Eric Krasnoff
Chairman and Chief Executive Officer

Financial Highlights

                                                          Years Ended
--------------------------------------------------------------------------------
(in thousands, except per share data)             August 2, 1997  August 3, 1996
--------------------------------------------------------------------------------
Net Sales                                           $1,062,008      $1,072,433
Earnings Before Income Taxes                        $   86,127      $  203,737

Net Earnings                                        $   67,318      $  142,834
Earnings Per Share                                  $      .53      $     1.14

Total Assets at End of Year                         $1,265,624      $1,291,186
Working Capital                                     $  305,575      $  290,743

Stockholders' Equity                                $  824,833      $  796,988
Average Shares Outstanding                             126,319         125,114

Equity Per Share Outstanding at Year-End            $     6.48      $     6.36
================================================================================


                    [THE FOLLOWING BAR CHARTS WERE OMITTED]

Sales                       Dividends Per Share        Earnings Per Share
-----                       -------------------        ------------------
(in billions)               (in dollars)               (in dollars)

                  Pall at a Glance...

Health Care

                      [THE FOLLOWING TABLE WAS DEPICTED AS
                INDIVIDUAL BAR CHARTS IN THE PRINTED MATERIAL.]

                               Breakdown of Sales
                             (amounts in millions)

                                                           1996*     1997
                                                           ----      ----
Laboratory, Diagnostic,
 Pharmaceutical, Food & Beverage          28%             $304.9    $298.9

Patient Protection                        24%             $265.9    $256.5

Aeropower                                 23%             $235.1    $243.2

Fluid Processing                          25%             $266.5    $263.4


Market Description

Laboratory, Diagnostic, Pharmaceutical, Food & Beverage Pall is an innovator and leader in the supply of filtration systems, validation services and proprietary membranes that are fundamental to developers and manufacturers of pharmaceuticals, biopharmaceuticals, blood fractions, therapeutic biologicals, and food and beverages, as well as producers of diagnostic tests and users of laboratory-scale filtration devices. These producers rely on Pall to ensure the efficacy and safety of their products and processes.

--------------------------------------------------------------------------------

Patient Protection

Pall filters protect patients receiving blood transfusions, undergoing open-heart surgery, organ transplants, dialysis, intravenous feeding and breathing therapy. They are used extensively in hospitals and in blood centers. Often the last line of defense, our sophisticated products provide unparalleled protection from particulates, bacteria, viral and foreign leukocyte contamination. They help to improve patient outcomes, shorten hospital stays, and lower health care costs.

--------------------------------------------------------------------------------

Aeropower

Pall is a leading supplier of filtration products to the commercial and military market for use on aircraft, ships and land-based vehicles. Our industrial customers include power generation plants and manufacturers of aluminum and steel, paper, automobiles, injection molded parts and mobile equipment including trucks and earthmoving machinery. Pall's high-performance products remove particulates and water from hydraulic and lubrication fluids and systems, extending their useful life, minimizing waste for disposal, and increasing overall productivity.

--------------------------------------------------------------------------------

Fluid Processing

In this diverse market, Pall products are critical to the producers of oil and gas, electricity, chemicals, plastics, semiconductors, municipal water, photographic film, magnetic storage devices, thin-film rigid discs, jet ink printers, computer terminals, disc drives and many more. To meet the stringent challenges of these innovators, Pall offers a wide range of sophisticated products and services that enhance the purity of fluids by removing microscopic and larger contaminants that can devastate production equipment, product yields and quality.

* 1996 results restated following acquisition of Gelman Sciences

   [THE FOLLOWING TABLES WERE DEPICTED AS PIE CHARTS IN THE PRINTED MATERIAL.]

    Sales by Market Segment            1997 Market Potential
     (amounts in millions)             (amounts in millions)  Competitors
------------------------------------------------------------------------------------------------
 7%   BioSupport OEM Membranes                 $3,000         Abcor, CUNO, Koch, Millipore,
      1997 Sales:   $39.7                                     Sartorius, Whatman
      1996 Sales:*  $47.2

37%   Laboratory, Pharmaceutical,
       Biologicals and Bioprocessing
      1997 Sales:   $206.7
      1996 Sales:*  $206.6

10%   Food & Beverage
      1997 Sales:   $52.5
      1996 Sales:*  $51.1
------------------------------------------------------------------------------------------------
46%   Patient Protection                       $4,000         Abbot, Asahi Medical, Maco Pharma
      1997 Sales:   $256.5
      1996 Sales:*  $265.9
------------------------------------------------------------------------------------------------
46%   Airborne, Military Land and Marine       $2,500         Donaldson, Fairey Arlon, Hydac,
      1997 Sales:   $110.8                                    Koito Manufacturing, LeBozak,
      1996 Sales:*  $99.9                                     Mark IV Industries, Parker Hannifin,
                                                              Schroeder, Taisei
54%   Industrial and Mobile Fluid Power
      1997 Sales:   $132.4
      1996 Sales:*  $135.2
------------------------------------------------------------------------------------------------
61%   Microelectronics, Data Storage           $7,000         Baker Hughes, CUNO, Funda Filter,
      and Photographic Film                                   Graver, Memtec, Millipore, Roki
      1997 Sales:   $160.6                                    Techno, Ronnigen-Petter
      1996 Sales:*  $169.2

39%   Oil/Gas, Chemical/Petrochemical
      and Power Generation
      1997 Sales:   $102.8
      1996 Sales:*  $97.3

                                               Grand Total
                                               $16.5 billion

                                                 Pall Corporation: Our Vision...

                                          Strategies

Pall's vision is to become the most widely consulted integrated source for high-end filtration and separations in our industry. We emphasize systems over components and provide sophisticated and unique custom-engineered solutions to complex customer problems.

      Pall's commitment to the science of filtration is to continually push the envelope of what is possible - testing the limits of scientific, technical and service achievement. While internal generation of products remains our core focus, we will reach out to other companies, universities and customers to add complementary technologies to our product portfolio.

      We are determined to establish a geographic presence wherever growth opportunities exist. This led us into Europe in the early 1960s and into Asia, starting with Japan, more than 20 years ago. Today more than 60% of our business is outside the United States. This is now leading us into emerging growth areas such as China, India, the CIS and Latin American countries.

      We are fervent in our determination to always do what's right for our customers and for their businesses. This single strategic direction, above all others, is vital to our ongoing success.

The Pall Filtered Factory

Every manufacturer, municipal water supplier, laboratory, hospital and blood center is potentially a Pall customer. Collectively they share a need to be profitable, efficient and environmentally responsible producers of high-quality products.

Pall's proprietary filtration and separations products are used to purify incoming raw materials, assure product quality, keep equipment running efficiently, extend the life of process fluids, and clean up and minimize solid, liquid and gaseous wastes.

This generic manufacturing plant is typical of countless industries and plants around the world. Red dots indicate the myriad of applications within a plant where Pall products can be employed.

                          [FLOW CHART GRAPHIC OMITTED]

o  Red dots indicate Pall product applications

Serving Diverse Industries

The need for filtration and separations technologies exists in all industries. Anything that is manufactured and any equipment that moves has a need for filtration. This translates into thousands of Pall customers in industries as diverse as oil drilling and refining, pulp and paper, power generation, and food and beverage, to name a few.

Providing Integrated
Solutions

Industrial processes and equipment are becoming profoundly more contamination-sensitive. Operating systems of chemical plants and refineries, for example, are becoming more stringent in their requirements for purity. They are moving toward finer and finer levels of filtration and toward systems that provide a full range of filtration and

                                [PHOTOS OMITTED]
purification capabilities which are integrated together and operate automatically. Pall is leading the way by introducing novel, cost-effective "smart" systems in place of aging technologies. These Pall systems remove contaminants precisely as needed and are efficient consumers of energy and valuable floor space. Our capabilities mesh seamlessly with modern manufacturing requirements.

Improving Customer
Profitability

For petroleum refiners, profitability relates directly to equipment reliability and availability, 365 days a year. Unscheduled down time can cost millions of dollars a day. At the same time, refiners must produce cleaner burning fuels and cope with tighter mandates for water and air emissions. Pall helps them meet these exacting requirements with tailored backwash and coalescing systems.

Driving electrical power producers are ever-tighter environmental guidelines in an increasingly competitive market. Reducing operating costs and extending the life of plant equipment are key to success. Filtration reduces the likelihood of component failure and protects the boilers, turbines and nuclear reactors that generate power. Fine filtration ensures compliance with radiation and waste emission levels. Our systems are outperforming older technologies, and providing customers and Pall a strong competitive edge.

R&D Pays Off

In food and beverage our R&D efforts are starting to pay off. This year we received one of the largest single orders in our history - a multimillion dollar order from a cheese manufacturing plant for a total system incorporating our vibrating technologies. It will be used to treat and reclaim wastewater, and the recovered protein can be sold as a food additive for livestock.

                                [PHOTOS OMITTED]

Opportunities from Drug Discovery to Delivery

The pharmaceutical industry is projected to grow at about 10% a year. Aging populations, emerging global markets, new drugs for antibiotic-resistant bacteria, diseases to treat, and new drugs being developed by the important biopharmaceutical sector will ensure ongoing demand for its products and its research.

Pharmaceutical companies consume large quantities of filters. Filters are found on virtually every stream in a plant. Most pharmaceuticals would not exist without the contribution of filtration.

Partnering for Success

Bringing a drug to market in this highly regulated industry is enormously costly and time consuming. This is an industry for which supplier product variety, reliability and technical support are paramount. It is also one that seeks to partner with companies capable of helping them to navigate the complex validation and regulatory process

                                [PHOTOS OMITTED]
throughout the world. These are among the reasons they choose Pall.

Significant Competitive
Advantage

Pharmaceuticals are produced to exacting specifications that encompass ingredients and process alike. Our acquisition of Gelman Sciences has made us a significant player in the $500 million research laboratory market, the birthplace of drugs. In this industry, products available in a full range of sizes capable of going from small volume laboratory tests to pilot scale and then to full production have significant competitive advantage. Pall Gelman's line of laboratory products completes our ability to serve the total filtration needs of drug companies. We can now serve the R&D scientist, plant management and environmental engineers who produce pharmaceuticals, and the hospital doctors and nurses who administer them to patients.

Leader in Virus Removal

Adding promise is the complexity of removing viruses from genetically-engineered drugs. Compliance is governed by increasingly stringent guidelines. Viruses can have the same physical and behavioral characteristics as the desired biopharmaceutical components. Pall is the leader and innovator in virus filtration with a full range of products to meet exacting requirements.

World Demand Fuels
Growth

The need for more advanced pharmaceuticals in densely populated emerging markets such as China, India and Latin America is fueling growth. Pharmaceutical powerhouses are replicating their plants abroad to meet demand for basic drugs - among them vaccines, antibiotics and vitamins. Pall's ability to provide identical products and technical support locally is a key strength.

                                [PHOTOS OMITTED]

Minimizing Risk in Transfusion Medicine

There are 25 infectious agents known to be blood-borne, yet donor blood is screened for only a few of them. This is frightening considering that a single donation of contaminated blood can infect many people. Many of these viruses are exclusively associated with white blood cells (leukocytes). Pall's leukocyte-reduction filters minimize the risk of transfusion transmission of cell-associated viruses.

Adding a Margin of
Safety

Yet less than 20% of our blood supply is filtered. Most leukocyte-reduced blood currently goes to seriously ill patients and for good reason. Without this added margin of safety in removing leukocytes, many would suffer severe complications or die due to immunogenic

                                [PHOTOS OMITTED]
and toxic by-products of leukocytes. But the majority of blood is transfused to surgical patients where infusion of viral challenges to an already compromised patient can affect recovery.

Improving Patient
Outcomes

There is compelling clinical evidence that patients who receive blood filtered to remove white blood cells recover faster and suffer fewer costly complications. They require less of everything: diagnostic tests, medications and days in the hospital. Not only is the clinical evidence significant, the economic benefits are as well. One landmark study confirms cost savings of 36% per patient per hospital stay.

Route to Universal
Filtration

The practice of medicine relies on a preponderance of best practices. The process is most often evolutionary. Our technology was first embraced by a handful of practitioners seeking to save critically ill patients. Blood bankers understood the benefits but could only provide leukocyte-reduced blood if physicians ordered it. Today a few institutions and countries - such as Norway, Austria, France and Finland - are preparing to filter every unit of blood.

Meeting Customer Needs

In time, all blood will be leukocyte-reduced. When it is, Pall will garner the lion's share of the market. We pioneered this technology, have the widest range of performance-differentiated products to serve specific customer needs, and are committed to continuously advancing the state of the art.

One in 20 of us will receive a blood transfusion at some point in our lives. Which will you choose - filtered or unfiltered blood?

                                [PHOTOS OMITTED]

Providing Advanced Engineering Solutions for Aerospace

The worldwide fleet of commercial aircraft is expected to double by 2015 and air traffic to triple. Nearly 5,000 jets are due to be retired during that period and over 13,500 new jets valued at over $1 trillion - will be needed to meet global demand.

This industry relies on a few select suppliers for custom engineering, sophisticated products and worldwide distribution capabilities. Pall meets their rigorous product and service requirements. As proof, our products are on board every commercial aircraft in service today.

Multiple Product
Locations

Industry requirements for contamination-free fluids and gases are ubiquitous. Each commercial aircraft leaves the factory with 20 or more main system filters. Pall filters and manifolds are found in multiples on the aircraft cabin air systems, engines, fuel controls and pumps.

                                [PHOTOS OMITTED]

They are also a vital part of the ground-support vehicles that greet each flight at the gate.

Immense Aftermarket

All of this creates opportunity. The aftermarket, or replacement products business, is expected to grow exponentially with the introduction of new aircraft. To be successful in this field, companies must have approved products at the right locations to meet the immediate needs of customers.

Keeping Customers Flying

When a commercial airliner cannot fly because it needs service, a call for help
- "Aircraft on Ground" - goes out to approved vendors to rapidly supply necessary parts. Grounded planes erode profits and inconvenience travelers and crews alike. Pall's Aircraft on Ground service guarantees dispatch within hours of such a call to help get them flying again.

Meeting Military
Specifications

Flexibility and speed of response using modern ground, sea and air forces are key tenets of today's defense strategies. We expect our sales to the military to remain strong but reflect the relatively flat year-to-year procurement policies currently in effect.

Pall products are on every US development and production program and are specified on many European vehicles. We recently received a multimillion dollar development contract from the UK Royal Navy to remove off-gassing of refrigerants on board nuclear submarines.

The US Department of Defense is committed to meeting environmental discharge regulations. Pall is working in concert with this department to reduce the financial impact of compliance with purification systems that extend the useful life of their process fluids - mineral and hydraulic oils, lubricants etc. - or condition them for reuse.

                                [PHOTOS OMITTED]

Supporting Demanding Requirements in Microelectronics

Global demand for personal computers, automobiles with ABS, microwave ovens, personal communication devices, video games and debit cards, to name a few, propels the microchip revolution. The semiconductor industry is expected to grow an average of 19% per year through 2001 to meet the world's insatiable appetite for microprocessor-based products. Semiconductor production capacity, even with 148 new plants slated for construction, may be strained. All of this is good for Pall.

Cradle-to-Grave Service

The filtration and separation requirements of this industry and its suppliers (where dust particles can ruin silicon wafers worth $250,000 a batch) are at once pervasive and rigorous. All fluids - the chemicals, gases and water - that touch microchips as

                                [PHOTOS OMITTED]
they are being produced are filtered before, during and after use. Pall's technology, including separation and purification systems, enables chip producers to conserve and reuse costly and scarce raw materials (water for example) and at the very end of the process to safely and economically dispose of them. Pall is the only supplier to this industry capable of serving these requirements from "cradle to grave."

Growth Through
Innovation

Innovation in this industry moves at a furious pace. The drive for faster microprocessors and higher density memory chips is relentless. Each industry advance raises the technology bar for filtration. Pall's unique filtration media and proprietary purification technologies are now separating particles to nanometer sizes and gaseous contaminants down to the parts per trillion level. The filtration requirements of this industry are so difficult that only a handful of filtration companies participate. Growth depends upon the ability to innovate in tandem with this industry, and Pall is leading the market to ever finer levels of filtration and purification.

Building Strategic
Alliances

A combination of strong R&D and strategic alliances continues to move us forward. This year we formed three important alliances with industry OEMs. What all of these alliances have in common is that they strengthen Pall's ability to provide fully integrated service to the semiconductor manufacturing market. Our customers can rely on one supplier to support all of their filtration and purification needs. We are well positioned to ride the crest of the coming boom in new fab construction.

                                [PHOTOS OMITTED]

Protecting the Environment with Pall Technologies

Ours is a world where potable water is scarce. Landfills are closing. Factory emissions and waste streams are more stringently regulated. Hazardous waste sites are targeted for cleanup.

"Reduce. Reuse. Recycle." are the watchwords for the end of this century. They govern our actions at home and at work.

Diverse Family of
Products

Pall's business was born of purification...making the liquid and gas streams that serve us in so many ways safe for use and reuse. We've refined and broadened our business over the years to bring it more in line with the needs of our customers. Our diverse family

                                [PHOTOS OMITTED]
of filtration and separation products is specifically geared to ensuring high product quality, cost reduction and waste minimization throughout industry.

Arsenal of Solutions

Historically, Pall filters enabled manufacturers to control their flue emissions and to use their process fluids longer. This resulted in less waste - including spent filters - to dispose of and improved economics for our customers. Our technologies are in even greater demand today as is the arsenal of solutions we bring to bear. Products cover the spectrum from testing for water-borne pathogens to sampling for airborne toxins, to cleaning up waste streams. More recently we are being asked to help solve common, yet complex, environmental challenges - how to separate oil or paint from water, or soap from a ship's laundry or kitchen - so the water can be reused or safely discharged and the waste carted to landfills minimized. Here our ultrafiltration cassette systems are making significant inroads. We are also partnering with the US government on nuclear waste cleanup projects. The complexity of this assignment is enormous and Pall's experience is integral to its success.

A Huge New Market

One of the greatest drivers of our business over the next several years will be treating municipal drinking water or bringing wastewater back up to drinking water standards. Pure water is scarce and municipalities the world over are going to great lengths to conserve and purify it. Our novel, membrane-based backwash systems are proving to be effective and economical. They are helping us to carve out significant niches in the multibillion dollar municipal water market.

                                [PHOTOS OMITTED]

Financial Contents

      Financials


Management's Discussion and Analysis
of Financial Condition and Results of Operations   23

Consolidated Statements of Earnings   26

Independent Auditors' Report   26

Consolidated Balance Sheets   27

Consolidated Statements of Stockholders' Equity   28

Consolidated Statements of Cash Flows   29

Financial Information About Industry Segments   30

Financial Information About Foreign
and Domestic Operations and Export Sales   31

Notes to Consolidated Financial Statements   32

Common Stock Prices and Cash Dividends   40

Six-Year Sales   40

Six-Year Financial History   41

Corporate Directory   42

Corporate Information   43

Management's Discussion and Analysis of Financial Condition and Results of Operations

1997 Compared to 1996

Results of Operations

Review of Consolidated Results

Sales for the year decreased by 1% to $1,062 million from $1,072 million last year. Exchange rates adversely impacted sales by $35 million. Excluding the effects of exchange rates, sales would have increased by 2 1/2%. A detailed summary of sales by industry and geographic segments is indicated in the tables below.

Cost of sales (before the inventory write-down) as a percentage of sales increased by nearly 2%, mainly due to the adverse effects of exchange rates. Selling, general and administrative expenses remained at the same level as last year, mainly due to the restructuring after the Company's merger with Gelman Sciences.

At the beginning of the third quarter, the Company completed its merger with Gelman Sciences. The combined companies incurred merger related expenses of $14 million. Upon consummation of the merger, the combined companies restructured their operations to streamline the manufacturing, sales and overhead functions, and as a result recorded a pretax charge of $20 million. Along with the Gelman restructuring, the Company performed a comprehensive review of its existing business segments. In the Aeropower segment, the Company decided to further consolidate its US production and operating facilities to maintain greater efficiency in manufacturing and overhead functions and to recognize inventory write-downs due to changes in demand. As a result, the Company recorded a pretax charge of $6 million. In the Health Care and Fluid Processing segments, the review identified certain products that have been superseded by the introduction of new products. As the gross margins on the older products continued to decline, the Company decided to write-down these products. The review also identified certain manufacturing, sales and overhead personnel who were made redundant. The total pretax charge related to these items was $24 million. The Company also wrote-down machinery and equipment (including the impact of SFAS No. 121) and recorded a pretax charge of $15.5 million. Factors leading to the write-down were new product introductions, a decline in the gross margins of older products and inadequate cash flows. The Company expects an annual on-going savings of $20 million from its above actions.

On April 19, 1995, a jury verdict of $7 million was rendered against the Company. The Company had appealed the verdict; however, on April 9, 1997 the judgment was affirmed. The Company recorded a pretax charge of $6.5 million under the judgment, net of insurance recoveries and legal costs, in the third quarter. The judgment awarded was paid in the fourth quarter. On May 9, 1997, Gelman received a permit from the State of Michigan to clean up contaminated water. The permit requires that all processed water discharged meet the standards set by the State. Based on the permit obtained from the State of Michigan and upon review of environmental issues at its other facilities, the Company decided to record a pretax charge of $10 million in the third quarter.

Of the total charges of $96 million, approximately $42 million will result in cash expenditures. A summary table of all the charges is included in the notes to the consolidated financial statements.

Pretax margins (before one-time charges) declined by about 2% mainly due to the reduction in gross margins. The Company's effective tax rate for the year (before one-time charges) was approximately 29% compared to 30% last year. Earnings per share for the year were 53 cents compared to $1.14 last year. Excluding the effect of one-time charges (50 cents and 1 cent per share after pro forma tax effect in both years), earnings per share for the current year and prior year would have been $1.03 and $1.15, respectively. The Company estimates that the earnings per share for the current year were further reduced by approximately 14 cents, due to the adverse effects of exchange rates.

Review of Industry and Geographic Segment Sales

                                                           Exchange   % Change
                                                      %        rate   in local
                             1997         1996   Change  difference   currency
--------------------------------------------------------------------------------
Patient
  Protection           $  256,484   $  265,897   (3 1/2)   $ (8,075)      (1/2)
Other                     298,894      304,938   (2)        (10,040)     1 1/2
--------------------------------------------------------------------------------
Total Health Care         555,378      570,835   (2 1/2)    (18,115)       1/2

Microelectronics           93,893      103,600   (9 1/2)     (5,144)    (4 1/2)
Other                     169,530      162,923    4          (5,614)     7 1/2
--------------------------------------------------------------------------------
Total
  Fluid Processing        263,423      266,523   (1)        (10,758)     3
Aeropower                 243,207      235,075    3 1/2      (6,358)     6
--------------------------------------------------------------------------------
Total                  $1,062,008   $1,072,433   (1)       $(35,231)     2 1/2
================================================================================


                                                           Exchange   % Change
                                                      %        rate   in local
                             1997         1996   Change  difference   currency
--------------------------------------------------------------------------------
Asia                   $  192,027   $  183,901    4 1/2    $(17,097)    13 1/2
Europe                    368,767      387,533   (5)        (18,082)        --
Western
  Hemisphere              501,214      500,999    --            (52)        --
--------------------------------------------------------------------------------
Total                  $1,062,008   $1,072,433   (1)       $(35,231)     2 1/2
================================================================================

Sales in the Health Care segment increased by only 1/2%, as sales in the Patient Protection market were affected by price reductions of about 2%. Both the Western Hemisphere and Europe saw price decreases in the range of 2% - 5%. Sales in the other Health Care markets increased by 1 1/2%. Sales in the Food & Beverage markets increased by 9%, assisted by sales of advanced separation systems. Sales in the Pharmaceutical markets also increased; however, price pressures from global market consolidation contained the increase to 3%.

Sales in the Fluid Processing segment increased by 3%. Growth in this market was held back by the Microelectronics segment, where sales declined by 4 1/2%. This reduction in sales was due to curtailment of new fabrication plant construction. Microelectronics sales declined by 17% in the Western Hemisphere, but increased in Europe and Asia. Sales in the rest of the Fluid Processing markets increased by 7 1/2% led by increases in the Industrial, Oil & Gas and Chemical & Petrochemical markets. Sales in the Power Generation segment were weak due to closures of nuclear facilities in the US. Sales increases in the rest of the Fluid Processing markets by geography are as follows: Western Hemisphere 2 1/2%, Europe 4 1/2% and Asia 25%.

Sales in the Aeropower segment increased by 6%, led by Commercial Aerospace sales which increased 23%. By geography, sales in the Western Hemisphere, Europe and Asia increased by 8%, 5% and 3 1/2%, respectively.

Liquidity and Capital Resources

Net cash provided by operating activities decreased by $60 million in 1997 for the following reasons: decrease in fourth quarter sales on a comparable basis, reduction in tax obligations, net of tax asset increases and cash expenditures incurred as a result of the one-time charges and a general decrease in accounts payable.

Capital expenditures for the year amounted to $89 million and were comparable to last year's level. Cash dividends paid to stockholders amounted to $80 million compared to $52 million last year. In the current year, the Company paid five quarters of dividends. Normally, the Company pays four quarters of dividends each year.

At the beginning of the third quarter, the Company completed its merger with Gelman Sciences. Pursuant to the terms of the merger agreement, the Company issued 10,607,000 shares of its common stock to the holders of Gelman common stock. The Company accounted for the acquisition as a pooling-of-interests and, as such, all financial information herein is presented on a merged basis.

During the year, the Company acquired all the assets of its distributor in Belgium and acquired minority interests in certain of its distributors in the Fluid Processing and Aerospace markets. The costs of these investments and acquisitions were approximately $12 million.

The Company considers its existing lines of credit along with the cash it generates from operations to be sufficient for its future growth. The Company anticipates that capital expenditures in fiscal 1998 will be about $90 million.

New Accounting Standards

Recently the Financial Accounting Standards Board issued Statements (SFAS No. 128, 130 and 131) related to Earnings per Share, Reporting Comprehensive Income and Segment Disclosures. The Earnings per Share statement will be adopted in fiscal 1998 and is not expected to have a material change in the Company's per share calculation. The Company plans to adopt the Comprehensive Income and Segment Disclosures statements upon their effective dates in fiscal 1999.

1996 Compared to 1995

Results of Operations

Review of Consolidated Results

Sales in 1996 increased 16% to $1,072 million from $926 million the previous year. Excluding exchange rate effects, sales would have increased by 18%. Acquisitions accounted for approximately $38 million of fiscal 1996 sales.

Cost of sales as a percentage of sales increased to 40.1% in 1996 from 38.3% the previous year, principally due to: the acquisition of Medsep which brought with it lower gross margin products, the negative effect of exchange rates, mainly the Japanese Yen, as most of the products sold in Japan are sourced from the US, and product mix.

Selling, general and administrative expenses as a percentage of sales decreased by about 1%, mainly as the increase in sales volume was not accompanied by a similar increase in selling, general and administrative expenses. During the third quarter, the Company received $6.2 million as a partial payment of a judgment awarded to it in a patent litigation with Micron Separations, Inc. Offset against this were $3.9 million of related legal fees. Also, during the quarter, the Company wrote off $1.2 million of fixed assets following the transfer of most industrial cartridge manufacturing from its Japanese plant into existing facilities elsewhere. The net pretax benefit of $1.1 million was reflected as a reduction of selling, general and administrative expenses. In the fourth quarter, Gelman increased its reserves for environmental remediation costs and recorded a pretax charge of $2,800.

Research and development as a percentage of sales showed a reduction of 0.5% compared to the previous year. This reduction did not constitute a decrease in research efforts by the Company, but rather a reevaluation to ensure that various research and development related activities across the world were working in concert.

The Company's pretax margin of 19% was the same as the previous year. The Company's effective tax rate in 1996 increased to 30% compared to 29% in 1995, due to continued reduction in the tax benefits from its Puerto Rico operations. Earnings per share increased to $1.14 in 1996 from $1.00 in 1995.

Consolidated Statements of Earnings

Pall Corporation and Subsidiaries

                                                                                           Years Ended
-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                     August 2, 1997  August 3, 1996  July 29, 1995
-----------------------------------------------------------------------------------------------------------------------
Revenues:
Net sales                                                                   $1,062,008      $1,072,433      $  926,326
-----------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
Cost of sales                                                                  468,413         429,728         355,159
Selling, general and administrative expenses                                   376,904         378,809         338,729
Research and development                                                        53,747          53,772          50,640
Gelman merger and restructuring charges                                         30,621              --              --
Other charges                                                                   43,360           2,800              --
Interest expense, net                                                            2,836           3,587           4,107
                                                                            ------------------------------------------
  Total Costs and Expenses                                                     975,881         868,696         748,635
-----------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes and the Cumulative Effect
 of an Accounting Change                                                        86,127         203,737         177,691
Provisions for income taxes                                                     18,809          60,903          51,853
-----------------------------------------------------------------------------------------------------------------------
Earnings Before the Cumulative Effect of an Accounting Change                   67,318         142,834         125,838
Cumulative effect of a change in accounting for postemployment benefits             --              --            (780)
-----------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                $   67,318      $  142,834      $  125,058
-----------------------------------------------------------------------------------------------------------------------
Earnings Per Share:
Earnings before the cumulative effect of an accounting change               $     0.53      $     1.14      $     1.01
Cumulative effect of a change in accounting for postemployment benefits             --              --            (.01)
                                                                            ------------------------------------------
Net Earnings Per Share                                                      $     0.53      $     1.14      $     1.00
-----------------------------------------------------------------------------------------------------------------------
Average Shares Outstanding                                                     126,319         125,114         124,624
=======================================================================================================================

See accompanying notes to consolidated financial statements.

Independent Auditors' Report

Board of Directors
PALL CORPORATION

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of August 2, 1997 and August 3, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended August 2, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of August 2, 1997 and August 3, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended August 2, 1997, in conformity with generally accepted accounting principles.

As discussed in the Accounting Policies note to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" in fiscal year 1995.



/s/ KPMG Peat Marwick LLP

Jericho, New York
September 2, 1997

Consolidated Balance Sheets

Pall Corporation and Subsidiaries

(In thousands, except per share data)             August 2, 1997  August 3, 1996
--------------------------------------------------------------------------------
Assets
Current Assets:
Cash and cash equivalents                            $    17,972    $    44,118
Short-term investments                                    37,500         71,450
Accounts receivable, net of allowance for
  doubtful accounts of $6,602 and $5,998,
  respectively                                           266,604        268,599
Inventories                                              198,080        205,515
Prepaid expenses                                          19,844         19,151
Taxes receivable                                          40,262         18,008
Deferred income taxes                                     20,971         18,180
Other current assets                                       5,371          6,180
                                                     --------------------------
  Total Current Assets                                   606,604        651,201
--------------------------------------------------------------------------------
Property, Plant and Equipment:
Land                                                      29,219         29,038
Buildings and improvements                               299,935        280,962
Machinery and equipment                                  447,904        448,340
Furniture and fixtures                                    58,533         57,424
Transportation equipment                                  13,948         13,716
                                                     --------------------------
                                                         849,539        829,480
Less: Accumulated depreciation and amortization          345,493        331,451
                                                     --------------------------
Property, Plant and Equipment, Net                       504,046        498,029
--------------------------------------------------------------------------------
Other Assets                                             154,974        141,956
--------------------------------------------------------------------------------
  Total Assets                                       $ 1,265,624    $ 1,291,186
================================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable                                        $   123,974    $   139,957
Accounts payable                                          53,200         66,060
Accrued liabilities:
  Salaries and commissions                                34,239         34,890
  Payroll taxes                                            5,882          6,444
  Interest                                                 2,810          2,434
  Pension and profit sharing plans                        15,237         13,062
  Other                                                   33,390         26,116
                                                     --------------------------
                                                          91,558         82,946
Income taxes                                              27,620         40,036
Current portion of long-term debt                          4,677         17,326
Dividends payable                                             --         14,133
                                                     --------------------------
  Total Current Liabilities                              301,029        360,458
--------------------------------------------------------------------------------
Long-term Debt, Net of Current Portion                    62,126         54,416
Deferred Income Taxes                                     27,678         37,383
Other Non-Current Liabilities                             49,958         41,941
--------------------------------------------------------------------------------
  Total Liabilities                                      440,791        494,198
--------------------------------------------------------------------------------
Stockholders' Equity:
Common stock, par value $.10 per share;
  500,000 shares authorized; 127,958 and
  127,710 shares, respectively, issued                    12,796         12,771
Capital in excess of par value                            92,893         90,362
Retained earnings                                        749,923        755,864
Treasury stock, at cost (1997 -- 596
  shares, 1996 -- 2,375 shares)                          (12,837)       (50,410)
Foreign currency translation                              (4,722)         2,060
Minimum pension liability                                 (4,348)        (4,629)
Stock option loans                                        (8,820)        (8,802)
Cumulative unrealized investment losses                      (52)          (228)
--------------------------------------------------------------------------------
  Total Stockholders' Equity                             824,833        796,988
--------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity         $ 1,265,624    $ 1,291,186
================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Pall Corporation and Subsidiaries

(In thousands)
                                              Capital in                          Foreign    Minimum      Stock
Years Ended July 29, 1995,            Common   Excess of  Retained  Treasury     Currency    Pension     Option
August 3, 1996 and August 2, 1997      Stock   Par Value  Earnings     Stock  Translation  Liability      Loans
----------------------------------------------------------------------------------------------------------------
Balance at July 30, 1994            $ 12,535    $ 67,637  $589,480  $(35,144)    $ (2,691)  $ (4,711)  $ (8,882)
Net earnings                                               125,058
Cash dividends declared                                    (46,911)
Issuance of 558 shares for stock
  options and employee plans              28       1,661      (238)    2,577
Purchase of 2,306 shares                                             (49,997)
Issuance of 1,280 shares
  in acquisition of Filtron                        2,680              22,175
Public offering - 1,876 shares           188      19,234
Translation adjustment                                                             15,162
Minimum pension liability                                                                       (434)
Stock option loans                                                                                        1,002
Net unrealized investment gains
----------------------------------------------------------------------------------------------------------------
Balance at July 29, 1995              12,751      91,212   667,389   (60,389)      12,471     (5,145)    (7,880)
Net earnings                                               142,834
Cash dividends declared                                    (54,343)
Issuance of 1,216 shares for stock
  options and employee plans              20        (850)      (16)   19,979
Purchase of 433 shares                                               (10,000)
Translation adjustment                                                            (10,411)
Minimum pension liability                                                                        516
Stock option loans                                                                                         (922)
Net unrealized investment losses
----------------------------------------------------------------------------------------------------------------
Balance at August 3, 1996             12,771      90,362   755,864   (50,410)       2,060     (4,629)    (8,802)
Net earnings                                                67,318
Cash dividends declared                                    (65,928)
Issuance of 1,978 shares for stock
  options and employee plans              25       2,361    (7,331)   34,368
Sale of 150 treasury shares                          170               3,205
Translation adjustment                                                             (6,782)
Minimum pension liability                                                                        281
Stock option loans                                                                                          (18)
Net unrealized investment gains
----------------------------------------------------------------------------------------------------------------
Balance at August 2, 1997           $ 12,796    $ 92,893  $749,923  $(12,837)    $ (4,722)  $ (4,348)  $ (8,820)
================================================================================================================


(In thousands)                              Cumulative
                                            Unrealized
Years Ended July 29, 1995,                  Investment
August 3, 1996 and August 2, 1997       (Losses) Gains      Total
-----------------------------------------------------------------
Balance at July 30, 1994                      $   (583)  $617,641
Net earnings                                              125,058
Cash dividends declared                                   (46,911)
Issuance of 558 shares for stock
  options and employee plans                                4,028
Purchase of 2,306 shares                                  (49,997)
Issuance of 1,280 shares
  in acquisition of Filtron                                24,855
Public offering - 1,876 shares                             19,422
Translation adjustment                                     15,162
Minimum pension liability                                    (434)
Stock option loans                                          1,002
Net unrealized investment gains                    746        746
-----------------------------------------------------------------
Balance at July 29, 1995                           163    710,572
Net earnings                                              142,834
Cash dividends declared                                   (54,343)
Issuance of 1,216 shares for stock
  options and employee plans                               19,133
Purchase of 433 shares                                    (10,000)
Translation adjustment                                    (10,411)
Minimum pension liability                                     516
Stock option loans                                           (922)
Net unrealized investment losses                  (391)      (391)
-----------------------------------------------------------------
Balance at August 3, 1996                         (228)   796,988
Net earnings                                               67,318
Cash dividends declared                                   (65,928)
Issuance of 1,978 shares for stock
  options and employee plans                               29,423
Sale of 150 treasury shares                                 3,375
Translation adjustment                                     (6,782)
Minimum pension liability                                     281
Stock option loans                                            (18)
Net unrealized investment gains                    176        176
-----------------------------------------------------------------
Balance at August 2, 1997                     $    (52)  $824,833
=================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pall Corporation and Subsidiaries

                                                                                                 Years Ended
------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                  August 2, 1997  August 3, 1996   July 29, 1995
------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net earnings                                                                         $  67,318       $ 142,834       $ 125,058
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Gelman merger, restructuring and other charges                                        69,609           2,217              --
  Cumulative effect of a change in accounting for postemployment benefits                   --              --             780
  Depreciation and amortization of property, plant and equipment                        55,854          51,516          46,162
  Amortization of intangibles                                                            6,972           6,329           4,393
  Deferred income taxes                                                                (13,261)          5,921             508
  Provision for doubtful accounts                                                        1,417             989             998
  Changes in operating assets and liabilities, net of effects of acquisitions:
   Accounts receivable                                                                 (20,038)        (37,990)           (575)
   Inventories                                                                         (20,762)        (25,988)        (12,162)
   Other assets                                                                        (30,627)        (19,001)         (8,845)
   Accounts payable                                                                    (11,252)         16,220           4,625
   Accrued expenses                                                                      6,111          10,891             306
   Income taxes payable                                                                (13,635)          2,455            (432)
   Other liabilities                                                                     1,025           2,612           1,470
                                                                                     -----------------------------------------
Net Cash Provided by Operating Activities                                               98,731         159,005         162,286
------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
Investments and acquisitions                                                           (13,865)        (44,545)           (230)
Capital expenditures                                                                   (88,605)        (88,452)        (74,304)
Disposals of fixed assets                                                                1,300           5,413           4,566
Short-term investments                                                                  33,950           1,400         (22,050)
Benefits protection trust                                                               (1,319)         (2,596)         (2,599)
                                                                                     -----------------------------------------
Net Cash Used by Investing Activities                                                  (68,539)       (128,780)        (94,617)
------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
Notes payable                                                                           (6,933)         26,775           1,930
Long-term debt borrowings                                                               15,768           2,360          47,045
Payments on long-term debt                                                             (17,515)        (10,865)        (47,293)
Public offering                                                                             --              --          19,422
Net proceeds from stock options and employee plans                                      29,405          18,211           5,030
Dividends paid                                                                         (80,061)        (52,224)        (45,564)
Treasury stock                                                                           3,375         (10,000)        (49,997)
                                                                                     -----------------------------------------
Net Cash Used by Financing Activities                                                  (55,961)        (25,743)        (69,427)
------------------------------------------------------------------------------------------------------------------------------
Cash Flow for Year                                                                     (25,769)          4,482          (1,758)
Cash and Cash Equivalents at Beginning of Year                                          44,118          40,923          39,749
Effect of Exchange Rate Changes on Cash                                                   (377)         (1,287)          2,932
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                             $  17,972       $  44,118       $  40,923
==============================================================================================================================
Supplemental disclosures:
   Interest paid (net of amount capitalized)                                         $   9,180       $  10,525       $  10,772
   Income taxes paid (net of refunds)                                                   66,718          63,235          49,095
   Shares issued upon acquisition of Gelman                                            267,615              --              --
   Treasury stock issued upon acquisition of Filtron                                        --              --          24,855
==============================================================================================================================

See accompanying notes to consolidated financial statements.

Financial Information About Industry Segments

Pall Corporation and Subsidiaries

                                                   Fiscal Years
-------------------------------------------------------------------------------
(In thousands)                           1997             1996             1995
-------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
Health Care                       $   555,378      $   570,835      $   489,347
Aeropower                             243,207          235,075          212,806
Fluid Processing                      263,423          266,523          224,173
                                  ---------------------------------------------
   Total                          $ 1,062,008      $ 1,072,433      $   926,326
-------------------------------------------------------------------------------
Operating Profit:
Health Care                       $    88,530(a)   $   153,032(b)   $   137,158
Aeropower                              47,176(a)        52,686           51,342
Fluid Processing                       42,122(a)        55,394(b)        41,861
                                  ---------------------------------------------
  Subtotal                            177,828          261,112          230,361
Interest expense, net                  (2,836)          (3,587)          (4,107)
General corporate expenses            (88,865)(a)      (53,788)         (48,563)
                                  ---------------------------------------------
   Total                          $    86,127      $   203,737      $   177,691
-------------------------------------------------------------------------------
Identifiable Assets:
Health Care                       $   502,480      $   529,650      $   472,594
Aeropower                             195,113          184,374          177,389
Fluid Processing                      276,627          289,524          240,149
                                  ---------------------------------------------
   Subtotal                           974,220        1,003,548          890,132
Corporate                             291,404          287,638          266,571
                                  ---------------------------------------------
   Total                          $ 1,265,624      $ 1,291,186      $ 1,156,703
-------------------------------------------------------------------------------
Capital Expenditures:
Health Care                       $    46,165      $    43,981      $    38,415
Aeropower                               8,544           13,193           12,419
Fluid Processing                       24,302           24,218           17,045
                                  ---------------------------------------------
  Subtotal                             79,011           81,392           67,879
Corporate                               9,594            7,060            6,425
                                  ---------------------------------------------
   Total                          $    88,605      $    88,452      $    74,304
-------------------------------------------------------------------------------
Depreciation:
Health Care                       $    26,511      $    25,665      $    21,972
Aeropower                               9,466            8,852            8,545
Fluid Processing                       16,012           13,358           11,307
                                  ---------------------------------------------
   Subtotal                            51,989           47,875           41,824
Corporate                               3,865            3,641            4,338
                                  ---------------------------------------------
   Total                          $    55,854      $    51,516      $    46,162
===============================================================================

(a) Includes a charge of $95,930 related to Gelman merger, restructuring and other charges (Health Care - $41,735, Aeropower - $10,124, Fluid Processing
     - $8,561 and Corporate Expenses - $35,510).

(b) Includes a charge of $2,800 related to Gelman's environmental remediation costs (Health Care - $2,520, Fluid Processing - $280).

Financial Information About Foreign and Domestic Operations and Export Sales

Pall Corporation and Subsidiaries

                                                    Fiscal Years
-------------------------------------------------------------------------------
(In thousands)                             1997            1996            1995
-------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
Western Hemisphere                  $   501,214     $   500,999     $   404,153
Europe                                  368,767         387,533         357,055
Asia and Australia                      192,027         183,901         165,118
                                    -------------------------------------------
  Total                             $ 1,062,008     $ 1,072,433     $   926,326
-------------------------------------------------------------------------------
Transfers Between Geographic Areas:
Western Hemisphere                  $    79,784     $    99,041     $    75,770
Europe                                   31,906          21,549          13,838
Asia and Australia                        1,990           3,552           2,025
                                    -------------------------------------------
  Total                             $   113,680     $   124,142     $    91,633
-------------------------------------------------------------------------------
Total Sales:
Western Hemisphere                  $   580,998     $   600,040     $   479,923
Europe                                  400,673         409,082         370,893
Asia and Australia                      194,017         187,453         167,143
Eliminations                           (113,680)       (124,142)        (91,633)
                                    -------------------------------------------
  Total                             $ 1,062,008     $ 1,072,433     $   926,326
-------------------------------------------------------------------------------
Operating Profit:
Western Hemisphere                  $    76,173(a)  $   125,203(b)  $    97,156
Europe                                   74,533(a)      110,449         103,527
Asia and Australia                       23,899(a)       29,104          28,502
Eliminations                              3,223          (3,644)          1,176
                                    -------------------------------------------
  Subtotal                              177,828         261,112         230,361
Interest expense, net                    (2,836)         (3,587)         (4,107)
General corporate expenses              (88,865)(a)     (53,788)        (48,563)
                                    -------------------------------------------
  Total                             $    86,127     $   203,737     $   177,691
-------------------------------------------------------------------------------
Identifiable Assets:
Western Hemisphere                  $   523,012     $   529,919     $   448,933
Europe                                  314,680         339,946         319,310
Asia and Australia                      149,484         150,151         134,614
Eliminations                            (12,956)        (16,468)        (12,725)
                                    -------------------------------------------
  Subtotal                              974,220       1,003,548         890,132
Corporate                               291,404         287,638         266,571
                                    -------------------------------------------
  Total                             $ 1,265,624     $ 1,291,186     $ 1,156,703
===============================================================================
(a) Includes a charge of $95,930 related to Gelman merger, restructuring and other charges (Western Hemisphere - $39,904, Europe - $17,284, Asia and Australia - $3,232 and Corporate Expenses - $35,510).

(b) Includes a charge of $2,800 related to Gelman's environmental remediation costs.

Export sales to unaffiliated customers by the Company's US operations approximately totaled $65,000 in 1997 ($66,000 in 1996 and $47,000 in 1995). The
Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations. Transfers between geographic areas are generally priced on the basis of a markup of manufacturing costs to achieve an appropriate sharing of the profit between the parties.

Notes to Consolidated Financial Statements

(In thousands, except per share data)


Accounting Policies

Fiscal Year

The Company's fiscal year ends on the Saturday closest to July 31, except that the Company's foreign subsidiaries are on a July 31 fiscal year. The years ended August 2, 1997, August 3, 1996 and July 29, 1995 comprise 52, 53 and 52 weeks, respectively.

Basis of Consolidation

The financial statements of Pall Corporation are presented on a consolidated basis with its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

On February 3, 1997, the Company acquired Gelman Sciences Inc. The transaction was accounted for as a pooling-of-interests and, accordingly, all financial data for periods presented have been restated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when a product is shipped or a service is performed.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries have been translated into US dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average rates. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in income. Transaction (losses) gains in the amounts of ($2,108), $1,171 and ($353) were incurred in fiscal years 1997, 1996 and 1995, respectively.

The equity in, and advances to, foreign subsidiaries approximately totaled $252,000 and $281,000 at August 2, 1997 and August 3, 1996, respectively.

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

Property, Plant and Equipment and Intangible Assets

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

Impairment of Long-Lived Assets

The Company adopted SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of) during 1997. The effect of adopting this standard was not material. The Company periodically reviews its long-lived assets to assess recoverability and to ensure that the carrying values of such long-lived assets have not been impaired.

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

Capitalized Interest

Interest in the amounts of $1,758 in 1997, $1,608 in 1996 and $1,439 in 1995 was capitalized. Such amounts were computed by applying the effective interest rate on the borrowing to the accumulated expenditures incurred for property, plant and equipment.

Accounting Change

In fiscal 1995, the Company adopted SFAS No. 112 (Employers' Accounting for Postemployment Benefits). The effect of initially applying this Statement is reported as the cumulative effect of a change in an accounting principle.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Acquisitions

On February 3, 1997, the Company acquired Gelman Sciences Inc. ("Gelman"). The acquisition was effected through the exchange of 1.3047 shares of Company common stock for each share of Gelman common stock. The Company issued 10,607 shares of its common stock for the acquisition. The transaction was accounted for as a pooling-of-interests and, accordingly, all financial data for periods presented have been restated.

On September 29, 1995, the Company completed its acquisition of the Medical Plastics business of Bayer Corporation for approximately $45,000. The acquisition of Medsep was financed through working capital sources and was accounted for under the purchase method of accounting. As such, the results of its operations are included in the Company's financial statements from the date of acquisition. The purchase price exceeded the fair value of the tangible net assets acquired by approximately $16,000.

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

Gelman Merger, Restructuring and Other Charges

At the beginning of the third quarter, the Company completed its merger with Gelman. The combined companies incurred merger related expenses of $10,519. These expenses include amounts paid to investment advisors, attorneys, accountants, change in control payments to certain executive officers of Gelman and other incidental expenses related to the merger. Also, during the first quarter, Gelman paid $3,911 in connection with the termination of its proposed merger transaction with Memtec Ltd.

Upon consummation of the merger, the combined companies restructured their operations to streamline the manufacturing, sales and overhead functions. As a result, the combined companies recorded a pretax charge of $19,645.

Along with the Gelman restructuring, the Company performed a comprehensive review of its existing business segments. In the Aeropower segment, the Company decided to further consolidate its US production and operating facilities to maintain greater efficiency in manufacturing and overhead functions and to recognize inventory write-downs due to changes in demand. As a result, the Company recorded a pretax charge of $6,114. In the Health Care and Fluid Processing segments, the review identified certain products that have been superseded by the introduction of new products. As the gross margins on the older products continued to decline, the Company decided to write-down these products. The review also identified certain manufacturing, sales and overhead personnel who were made redundant. The total pretax charge related to these items was $23,670. The Company also wrote-down machinery and equipment (including the impact of SFAS No. 121) and recorded a pretax charge of $15,571. Factors leading to the write-down were new product introductions, a decline in the gross margins of older products and inadequate cash flows.

On April 19, 1995, a jury verdict of $7,000 was rendered against the Company. The Company appealed the judgment; however, on April 9, 1997, the judgment was affirmed. The Company estimated that its obligation under the judgment, including insurance recoveries and legal costs, would be approximately $6,500. The judgment awarded was paid in the fourth quarter.

On May 9, 1997, Gelman received a permit from the State of Michigan to clean up contaminated water. The permit requires that all processed water discharged meet the standards set by the State. Based on the permit obtained from the State of Michigan and upon review of environmental issues at its other facilities, the Company decided to record a pretax charge of $10,000. All the aforementioned charges were recorded in the third quarter.

At the end of the year, approximately $20,000 of accruals relating to environmental matters and provisions for severance and other obligations are reflected on the balance sheet.

A detailed summary of the charges is given below.

                    Gelman Merger and         Other Charges
                        Restructuring    ----------------------
                              Charges    Aeropower        Other        Total
----------------------------------------------------------------------------
Merger related
  expenses                    $14,430      $    --      $    --      $14,430
Asset write-offs               11,662        2,625       15,571       29,858
Severance                       1,514          771        4,091        6,376(a)
Environmental and legal            --           --       16,500       16,500
Other                           3,015          242        3,560        6,817
----------------------------------------------------------------------------
Subtotal                       30,621        3,638       39,722       73,981
Inventory write-down            3,454        2,476       16,019       21,949(b)
----------------------------------------------------------------------------
Total pretax charges          $34,075      $ 6,114      $55,741      $95,930
============================================================================

----------------------------------------------------------------------------
Cash                          $18,003      $ 1,013      $22,688      $41,704
Non-cash                       16,072        5,101       33,053       54,226
----------------------------------------------------------------------------
Total                         $34,075      $ 6,114      $55,741      $95,930
============================================================================
(a) Approximately 250 employees were made redundant due to work-force reduction.
(b)  The inventory write-downs are included in cost of sales.

In the fourth quarter of fiscal 1996, Gelman increased its reserves for environmental remediation costs and recorded a pretax charge of $2,800.

Inventories

The major classes of inventory are as follows:

                                                            1997            1996
--------------------------------------------------------------------------------
Raw materials and components                            $ 79,545        $ 87,065
Work-in-process                                           22,065          22,159
Finished goods                                            96,470          96,291
--------------------------------------------------------------------------------
Total inventory                                         $198,080        $205,515
================================================================================

Other Assets

Other assets consist of the following:

                                                            1997            1996
--------------------------------------------------------------------------------
Patents and trademarks,
  net of accumulated
  amortization of $15,211
  and $13,184, respectively                             $ 38,123        $ 34,552
Benefits protection trust                                 26,475          26,701
Prepaid pension expenses                                  17,731          13,654
Intangible pension assets                                  1,792           2,385
Goodwill and other intangibles,
  net of accumulated amortization
  of $8,114 and $4,701, respectively                      40,875          39,047
Other                                                     29,978          25,617
--------------------------------------------------------------------------------
Total                                                   $154,974        $141,956
================================================================================

Patents and trademarks include costs related to successfully defending certain Pall patents, and expenditures made to register new patents and trademarks, as well as paid-up licenses for third party patents.

The benefits protection trust was established for the purpose of satisfying certain previously unfunded pension obligations, in the event of a change of control of the Company. The August 2, 1997 and August 3, 1996 balance sheets reflect related liabilities in the amounts of $27,729 and $27,835, respectively. The trust primarily holds investments in US government obligations, debt obligations of corporations and financial institutions with high credit ratings. The Company considers investments held in the trust to be available-for-sale, and these investments are carried at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity, until realized. Realized gains and losses are recognized in earnings upon sale. Contractual maturity dates range from 1998-2027.

Pertinent information related to the trust follows:

                                                1997          1996         1995
--------------------------------------------------------------------------------
Annual contributions                        $  1,319      $  2,596     $  2,599
Total purchases                               49,357        41,779       28,364
Total proceeds from sales                     51,632        42,720       29,611
Net (losses) gains recognized                    (18)          584         (712)
================================================================================

Prepaid pension expenses represent amounts arising from the excess of cumulative employer contributions and earnings thereon, over accrued net pension expenses.

Intangible pension assets represent, for certain domestic pension arrangements, the excess of unfunded accumulated benefits over unrecognized prior service costs. The August 2, 1997 and August 3,

1996 balance sheets reflect additional long-term pension liabilities of $8,481 and $9,506, respectively and a reduction in stockholders' equity, net of deferred tax benefits, of $4,348 and $4,629, respectively.

Goodwill and other intangibles represent the cost in excess of the tangible net assets acquired of the Company's former distributors in Australia and Belgium, Filtron Technology Corporation and the Medical Plastics business of Bayer Corporation.

During the year, the Company acquired a 20% interest in Oiltools International Ltd ("Oiltools"). Oiltools, which specializes in oil field service, sells, distributes and provides certain manufacturing services for the Company's family of Stratapac(R) sand control products for use in oil and gas wells. In addition, the Company acquired all the assets of its distributor in Belgium and also made an investment in one of its distributors in the Aerospace market. The total cost of these investments was approximately $12,000. The Company accounts for its investment in Oiltools under the equity method of accounting.

Notes Payable

At August 2, 1997, the Company and its subsidiaries had lines of credit totaling approximately $425,000, of which $123,974 had been drawn. Such lines of credit do not represent legal commitments on the parts of the financial institutions and no compensating balance is required.

Pertinent information with respect to notes payable follows:

                                               1997          1996          1995
-------------------------------------------------------------------------------
Average month-end borrowings             $  143,000    $  139,000    $  119,000
Weighted average interest rate
  during the year                               4.4%          4.8%          5.1%
Highest level of borrowing at
  any month-end during the year          $  179,000    $  158,000    $  161,000
Weighted average interest rate
  at year-end                                   4.0%          4.6%          5.1%
===============================================================================

Long-Term Debt

                                                              1997          1996
--------------------------------------------------------------------------------
1.16% - 2.59% bank loans in Japan,
  due in installments through 2000                         $23,430       $23,028
7.23% term loan, due on June 30,1999                        20,000        20,000
7.38% sale-and-leaseback obligation                         14,181        18,030
5.89% industrial development bonds
  due on July 1, 2004                                        4,415         4,415
Other                                                        4,777         6,269
--------------------------------------------------------------------------------
Total long-term debt                                        66,803        71,742
Less: current portion                                        4,677        17,326
--------------------------------------------------------------------------------
Long-term debt, net of current portion                     $62,126       $54,416
================================================================================

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

The aggregate annual maturities of long-term debt during the fiscal years 1998 through 2002 are approximately as follows: 1998, $4,677; 1999, $35,557; 2000,
$17,736; 2001, $3,744; and 2002, $362.

Interest expense for 1997, 1996 and 1995 amounted to $9,556, $11,046 and $10,818, respectively. Interest income for 1997, 1996 and 1995 amounted to $6,720, $7,459 and $6,711, respectively.

Income Taxes

The components of earnings before income taxes and the cumulative effect of a change in an accounting principle are as follows:

                                              1997           1996           1995
--------------------------------------------------------------------------------
Domestic operations                       $  4,581       $ 84,002       $ 64,568
Foreign operations                          81,546        119,735        113,123
--------------------------------------------------------------------------------
  Total                                   $ 86,127       $203,737       $177,691
================================================================================

The Company and its domestic subsidiaries file a consolidated Federal income tax return. The provisions for income taxes, excluding the cumulative effect of a change in an accounting principle, consist of the following items:

                                               1997           1996          1995
--------------------------------------------------------------------------------
Current:
  Federal and Puerto Rico                  $  4,116       $ 13,286      $ 12,112
  State                                         500            543           460
  Foreign                                    27,454         41,153        38,773
--------------------------------------------------------------------------------
   Total                                     32,070         54,982        51,345
--------------------------------------------------------------------------------
Deferred:
  Federal                                   (14,454)         3,150            31
  Foreign                                     1,193          2,771           477
--------------------------------------------------------------------------------
   Total                                    (13,261)         5,921           508
--------------------------------------------------------------------------------
Total income tax expense                   $ 18,809       $ 60,903      $ 51,853
================================================================================

The tax effects of temporary differences and loss carry-forwards that give rise to significant portions of the net deferred tax liability at August 2, 1997, August 3, 1996 and July 29, 1995 are as follows:

                                               1997          1996          1995
-------------------------------------------------------------------------------
Deferred tax asset:
  Inventories                              $  8,499      $ 10,088      $  9,854
  Pension liabilities                        14,451        11,911        12,044
  Accrued expenses                           12,261         6,069         4,959
  Other                                       6,533         2,042         6,193
-------------------------------------------------------------------------------
   Total deferred tax asset                  41,744        30,110        33,050
  Valuation allowance                        (2,500)         (127)         (210)
-------------------------------------------------------------------------------
   Net deferred tax asset                    39,244        29,983        32,840
-------------------------------------------------------------------------------
Deferred tax liability:
  Plant and equipment                       (40,185)      (44,072)      (43,038)
  Pension assets                             (4,429)       (3,398)       (2,564)
  Other                                      (1,337)       (1,716)         (700)
-------------------------------------------------------------------------------
   Total deferred tax liability             (45,951)      (49,186)      (46,302)
-------------------------------------------------------------------------------
Net deferred tax liability                 $ (6,707)     $(19,203)     $(13,462)
===============================================================================

The valuation allowance has been increased by $2,373 as of August 2, 1997 to reflect certain foreign tax loss carry-forwards generated in fiscal 1997 which may not be utilized.

Two of the Company's three Puerto Rico subsidiaries are organized as "possessions corporations" as defined in Section 936 of the Internal Revenue Code. In fiscal 1997, both 936 corporations elected to change from the so-called "percentage limitation" to the so-called "economic-activity limitation" in computing the allowable credit against their underlying US tax liability. The former limitation restricts the credit to a stipulated percentage of their pre-credit US tax liability. The latter equates the credit to the sum of three separate gauges of activity, by far the most significant of which to the companies is 60% of qualified possession wages and fringe benefits. The exemption from Puerto Rico income tax remains at 90%. Repatriation of these earnings results in the imposition of a withholding tax of not more than 10%.

The third Puerto Rico subsidiary, incorporated under Puerto Rico law in November, 1996, is a controlled foreign corporation (CFC) under US tax principles, the earnings of which are normally subject to US tax only upon repatriation. Application has been made for 90% exemption from Puerto Rico income tax and the Company has every confidence that such application will be approved retroactively to the date of incorporation. In the reconciliation of the computed "expected" tax expense to the total and effective tax rate, outlined below, the "benefit" attributable to this subsidary is combined with the effects of other CFCs.

The Small Business Job Protection Act of 1996 repealed Section 936 of the Internal Revenue Code which provided a tax credit for US companies with operations in certain US possessions, including Puerto Rico. For existing qualifying Puerto Rico operations, such as Pall, Section 936 will be phased out over a period of several years, with a decreasing credit being available through the last taxable year beginning before January 1, 2006.

United States income taxes have not been provided on the retained earnings of foreign subsidiaries (including the Puerto Rico CFC referred to above), which totaled $199,000, $178,000 and $180,000 at August 2, 1997, August 3, 1996 and
July 29, 1995, respectively. Foreign subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. A portion of such earnings will however be permanently reinvested and any additional US taxes arising from the repatriation of earnings available for distribution, less applicable credits for taxes paid abroad, would not be material.

A reconciliation of the provisions for income taxes, excluding the cumulative effect of a change in accounting principle, follows:

                                                            1997                  1996                  1995
-----------------------------------------------------------------------------------------------------------------
                                                                 % of                  % of                  % of
                                                               Pretax                Pretax                Pretax
                                                     Amount  Earnings      Amount  Earnings      Amount  Earnings
-----------------------------------------------------------------------------------------------------------------
Computed "expected" tax expense                    $ 30,144      35.0%   $ 71,308      35.0%   $ 62,191      35.0%
Tax benefit of Section 936 Puerto Rico operations    (7,737)     (9.0)     (9,781)     (4.8)     (9,716)     (5.5)
Federal tax credits and other effects                  (488)     (0.6)     (3,145)     (1.5)       (677)     (0.4)
Valuation allowance                                   2,373       2.7         (83)     (0.1)       (250)     (0.1)
Foreign income and withholding taxes,
  net of US foreign tax credits                      (5,808)     (6.7)      2,251       1.1           5        --
State income taxes, net of Federal
  income tax benefit                                    325       0.4         353       0.2         300       0.2
-----------------------------------------------------------------------------------------------------------------
Total and effective tax rate                       $ 18,809      21.8%   $ 60,903      29.9%   $ 51,853      29.2%
=================================================================================================================

Common Stock

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

The shares repurchased under these programs were held in treasury for use in connection with the exercise of options granted under the Company's stock option plans, and for general corporate purposes. In January 1997, the Company sold 150 of its treasury shares. At August 2, 1997, the Company held 596 treasury shares.

Incentive Compensation Plan

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. With respect to the officers covered by the employment contracts referred to in the Contingencies and Commitments footnote, any incentive compensation payable to an officer under the incentive compensation arrangement described in this paragraph is reduced by the incentive compensation payable under the formula contained in his/her employment contract. The aggregate amounts charged to expense in connection with the plan were approximately $7,000, $10,000, and $8,000 in fiscal years 1997, 1996 and 1995, respectively.

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

                                                             1997           1996
--------------------------------------------------------------------------------
Options exercisable                                         2,654          3,010
Options available for grant                                 3,310          3,282
--------------------------------------------------------------------------------

Changes in the options outstanding during fiscal years 1995, 1996 and 1997 are summarized in the following table:

                                         Number of Shares        Price Per Share
--------------------------------------------------------------------------------
Balance - July 30, 1994                             6,121        $ 2.30 - $22.31
  Fiscal 1995:
   Options granted                                    441         10.35  - 21.44
   Options exercised                                 (506)         2.30  - 18.81
   Options terminated                                (142)         2.60  - 22.31
--------------------------------------------------------------------------------
Balance - July 29, 1995                             5,914          2.60  - 22.31
  Fiscal 1996:
   Options granted                                  2,546         16.10  - 27.25
   Options exercised                               (1,163)         2.60  - 19.88
   Options terminated                                (106)         2.60  - 24.25
--------------------------------------------------------------------------------
Balance -August 3, 1996                             7,191          2.60  - 27.25
  Fiscal 1997:
   Options granted                                    137         17.53  - 26.75
   Options exercised                               (1,926)         2.64  - 24.25
   Options terminated                                (158)         2.81  - 26.06
--------------------------------------------------------------------------------
Balance - August 2, 1997                            5,244          2.60  - 27.25
================================================================================

As of August 2, 1997, 8,554 shares of common stock of the Company were reserved for the exercise of stock options. To the extent treasury shares are used to satisfy option exercises, these reserved shares will not be issued.

The Company applies Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense is recognized when options are granted. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 (Accounting for Stock-Based Compensation) which became effective for the Company during the current year. Had compensation expense been determined based on the fair value methodology prescribed in this statement, net earnings and earnings per share for the current year would have been reduced by approximately $3,000 or $.02 per share for options granted in fiscal 1996. The fair value of the options granted during fiscal 1996 was estimated at $5.70 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 2%, volatility 20%, risk-free interest rate of 5.7% and an expected life of 5 years.

Pension and Profit Sharing Plans and Arrangements

Pension Plans

The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. Pension costs charged to operations totaled $10,739, $10,532 and $9,018 in fiscal years 1997, 1996 and 1995, respectively.

Net periodic pension cost for these plans in fiscal years 1997, 1996 and 1995 was:

                                                          US Plans                       Foreign Plans
--------------------------------------------------------------------------------------------------------------
                                                   1997       1996       1995       1997       1996       1995
--------------------------------------------------------------------------------------------------------------
Service cost                                   $  3,949   $  3,449   $  2,665   $  4,346   $  4,074   $  4,115
Interest cost on projected benefit obligation     6,051      5,700      5,308      5,039      4,279      3,469
Return on plan assets                           (16,948)    (5,684)    (7,472)    (6,470)    (5,362)    (5,282)
Net amortization and deferrals                   14,394      3,458      5,198     (1,086)      (863)      (400)
--------------------------------------------------------------------------------------------------------------
Net periodic pension cost                      $  7,446   $  6,923   $  5,699   $  1,829   $  2,128   $  1,902
==============================================================================================================

The following table presents the plans' funded status and amounts recognized on the Company's consolidated balance sheets at August 2, 1997 and August 3, 1996:

                                                              Assets Exceed                            Accumulated Benefits
                                                          Accumulated Benefits                            Exceed Assets
-----------------------------------------------------------------------------------------------------------------------------------
                                                   US Plans            Foreign Plans           US Plans           Foreign Plans
                                            ---------------------------------------------------------------------------------------
                                                1997        1996       1997        1996       1997        1996      1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
   Vested benefit obligation                $ 45,692    $  5,021   $ 51,309    $ 42,781   $ 26,127    $ 61,382  $ 13,415   $  9,089
   Accumulated benefit obligation             48,376       5,274     51,309      43,525     27,728      64,668    15,710     10,138
   Projected benefit obligation               56,098       5,274     54,809      48,140     31,000      75,080    20,884     12,263
Plan assets                                   61,572       5,413     91,304      75,993         --      41,470     8,005         --
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation
  (in excess of) or less than plan assets      5,474         139     36,495      27,853    (31,000)    (33,610)  (12,879)   (12,263)
Unrecognized net (gain) or loss              (11,510)       (555)   (19,234)    (10,889)     9,960      10,663     2,915     (2,484)
Unrecognized prior service cost                1,568         936        167         179        911       2,021        --         --
Unrecognized net obligation or
  (asset) at date of adoption                 (2,614)       (465)    (3,015)     (3,544)       881      (1,434)      261        501
Additional minimum liability                      --          --         --          --     (8,481)     (9,506)      (57)      (116)
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (liability) in
  the consolidated balance sheets           $ (7,082)   $     55   $ 14,413    $ 13,599   $(27,729)  $(31,866)  $ (9,760)  $(14,362)
===================================================================================================================================
The assumptions used were:
  Discount rate                                 7.75%       7.75%      8.5%   5.5-8.5%       7.75%       7.75%   3.5-6.5%   5.5-6.5%
  Rate of compensation increase            4.25-5.25%  4.25-5.25%      5.5%   2.9-5.5%  4.25-5.25%  4.25-5.25%   3.0-4.0%   3.0-5.0%
  Long-term rate of return on plan assets        9.0%       9.0%       9.0%   4.5-9.0%        9.0%        9.0%       9.0%   4.5-9.0%

The Company's pension plans provide benefits based on salary and length of service. Funding policy for domestic plans is in accordance with ERISA funding standards; for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments.

The Company and its subsidiaries also participate in certain pension plans for the benefit of its employees who are union members. Contributions to these plans were $1,464, $1,481 and $1,417 for fiscal years 1997, 1996 and 1995, respectively.

Profit Sharing Plan

The Company's profit sharing plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The plan provides that, unless the Board of Directors decides otherwise, the Company contribute annually the lesser of (a) the amount which, when added to forfeitures for the year, equals 7.5% of the amount by which the consolidated net operating income before income taxes of the Company and its participating subsidiaries exceeds $500, or (b) the amount deductible for Federal income tax purposes. The profit sharing expense for fiscal years 1997, 1996 and 1995 was $5,207, $6,092 and $4,293, respectively.

Other Non-Current Liabilities

This consists primarily of accruals for deferred compensation plans and arrangements, the benefits of which are, and will continue to be, paid to covered officers and employees. Also included are accruals for environmental remediation costs that were recorded in the third quarter.

Contingencies and Commitments

On May 9, 1997, Gelman received a permit to clean up contaminated water at its Ann Arbor, Michigan, facility. The permit requires that all processed water discharged meet the standards set by the State. Certain other facilities of the Company are also involved in environmental proceedings. The situations at these sites are similar, in that they relate to the acts of third parties and are not related to ongoing Company operations. The Company's insurers have been notified and are evaluating coverage. Based on the permit obtained from the State and upon review of the environmental issues at other facilities the Company decided to increase its environmental remediation reserves by an additional $10,000 and recorded a pretax charge in the third quarter. In the opinion of management, the Company is in substantial compliance with applicable environmental laws. Because regulatory standards under environmental laws are becoming increasingly stringent, there can be no assurance that future developments will not cause the Company to incur material environmental liabilities or costs.

The Company and its subsidiaries are subject to certain other legal actions that arise in the normal course of business. It is management's opinion that these other actions will not have a material effect on the Company's financial position.

The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $18,000 in 1997, $16,000 in 1996 and $14,000 in 1995. Future
minimum rental commitments at August 2, 1997 for all noncancelable operating leases with initial terms exceeding one year are $10,400 in 1998; $7,500 in 1999; $5,200 in 2000; $3,300 in 2001; $2,100 in 2002; and $900 thereafter.

The Company has employment agreements with its executive officers, the terms of which expire at various times through July 31, 1999. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at August 2, 1997, excluding bonuses, is approximately $9,000.

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

The Company manufactures and markets filtration and separations products and systems within three segments, Health Care, Aeropower and Fluid Processing, throughout the world. As such, the Company is subject to certain risks and uncertainties as a result of changes in general economic conditions, sources of supply, competition, foreign exchange rates, tax reform, litigation and regulatory developments. The diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes in any event would materially affect the Company's operating results. The Company's segment information by industry and geographic areas are disclosed on pages 30 and 31.

Quarterly Financial Information (Unaudited)

                                          First         Second       Third          Fourth           Full
                                        Quarter        Quarter     Quarter         Quarter           Year
---------------------------------------------------------------------------------------------------------
1997:
Net sales                            $  235,791     $  260,759  $  275,339      $  290,119     $1,062,008
Gross profit                            137,543        151,132     136,240         168,680        593,595
Earnings (loss) before income taxes      25,888(a)      41,497     (40,410)(b)      59,152         86,127(a)(b)
Net earnings (loss)                      17,284         28,968     (22,204)         43,270         67,318
Earnings (loss) per share                  0.14(a)        0.23       (0.18)(b)        0.34           0.53(a)(b)

1996:
Net sales                            $  218,885     $  266,440  $  277,376      $  309,732     $1,072,433
Gross profit                            129,838        157,631     167,680         187,556        642,705
Earnings before income taxes             28,636         49,315      56,514          69,272(c)     203,737(c)
Net earnings                             19,674         33,942      40,598          48,620        142,834
Earnings per share                         0.16           0.27        0.32            0.39(c)        1.14(c)
=========================================================================================================

(a) Includes a charge of $3,911, (3 cents per share after pro forma tax effect) Gelman paid to Memtec Ltd. in connection with the termination of its proposed merger transaction.

(b) Includes a charge of $92,019 related to the Gelman merger, restructuring and other charges (47 cents per share after pro forma tax effect).

(c) Includes a charge of $2,800 (1 cent per share after pro forma tax effect) related to Gelman's environmental remediation costs.

Common Stock Prices and Cash Dividends

Pall Corporation's Common Stock is listed on the New York and London Stock Exchanges. The table below sets forth quarterly data relating to the Company's Common Stock prices and cash dividends declared per share for the past two fiscal years.

                                                                Cash dividends
                          Fiscal 1997         Fiscal 1996      per common share
--------------------------------------------------------------------------------
Price per share          High       Low      High       Low      1997       1996
--------------------------------------------------------------------------------
Quarter:
First                 $ 28.25   $ 22.75   $ 24.50   $ 20.13   $0.1225    $0.1050
Second                  27.25     22.13     27.75     23.25    0.1400     0.1225
Third                   24.50     20.75     29.38     25.63    0.1400     0.1225
Fourth                  25.38     22.63     28.63     19.63    0.1400     0.1225
================================================================================

There are approximately 8,400 holders of record of the Company's Common Stock.

Six-Year Sales

(In thousands)          1997        1996        1995        1994        1993        1992
----------------------------------------------------------------------------------------
Health Care       $  555,378  $  570,835  $  489,347  $  437,324  $  430,534  $  404,947
Aeropower            243,207     235,075     212,806     179,508     176,134     204,723
Fluid Processing     263,423     266,523     224,173     178,979     166,763     156,858
----------------------------------------------------------------------------------------
Total             $1,062,008  $1,072,433  $  926,326  $  795,811  $  773,431  $  766,528
========================================================================================

Six-Year Financial History

(In millions, except per share data
 and number of employees)                                  1997         1996         1995          1994         1993         1992
---------------------------------------------------------------------------------------------------------------------------------
Results for the Year:
Sales                                                   1,062.0      1,072.4        926.3         795.8        773.4        766.5
Cost of sales                                             468.4        429.7        355.2         304.9        293.3        305.0
Selling, general and administrative expenses              376.9        378.8        338.7         295.0        294.2        281.8
Research and development                                   53.8         53.8         50.6          46.2         44.2         38.0
Interest expense, net                                       2.8          3.6          4.1           3.4          6.0          7.9
Other charges                                              74.0          2.8(b)        --           3.7(d)      26.7(e)       9.0(f)
Earnings before taxes                                      86.1(a)     203.7        177.7         142.6        109.0        124.8
Income taxes                                               18.8         60.9         51.8          38.8         28.0         35.8
Accounting changes                                           --           --          (.8)(c)        --           --          2.5(g)
Net earnings                                               67.3        142.8        125.1         103.8         81.0         91.5
Earnings per share                                          .53         1.14         1.00           .84          .66          .74
Dividends declared per share                                .54          .47          .41           .36          .31          .26
Capital expenditures                                       88.6         88.5         74.3          80.0         68.4         60.2
Depreciation                                               55.9         51.5         46.2          41.2         39.6         38.6
---------------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital                                           305.6        290.7        268.9         237.4        211.7        231.5
Property, plant and equipment, net                        504.0        498.0        460.5         426.8        384.8        392.3
Total assets                                            1,265.6      1,291.2      1,156.7       1,031.3        965.8        974.4
Long-term debt                                             62.1         54.4         74.3          75.9         47.0         71.3
Total liabilities                                         440.8        494.2        446.1         413.6        400.6        409.2
Equity                                                    824.8        797.0        710.6         617.7        565.2        565.2
---------------------------------------------------------------------------------------------------------------------------------
Other Ratios and Statistics:
Net earnings (excluding other charges
  and accounting changes) as % of:
   Sales                                                   12.3         13.5         13.6          13.3         12.8         12.4
   Average total assets                                    10.2         11.8         11.5          10.6         10.2         10.4
   Average equity                                          16.1         19.2         18.9          18.0         17.5         17.8
Average shares outstanding                                126.3        125.1        124.6         123.9        123.4        124.3
Equity per share                                           6.48         6.36         5.70          5.01         4.57         4.59
Number of employees at year-end                           8,500        8,500        7,300         7,000        7,100        7,200
Price range of stock during the year:
   High                                                   28.25        29.38        24.00         21.25        23.16        24.09
   Low                                                    20.75        19.63        15.75         13.63        16.38        16.50
=================================================================================================================================

(a) Includes a charge of $95.9 million related to Gelman merger, restructuring and other charges.

(b)  Represents a charge related to Gelman's environmental remediation costs.

(c) Represents a decrease in net earnings as a result of adopting SFAS No. 112 (Employers' Accounting for Postemployment Benefits).

(d) Represents principally the cost of restructuring the German operations and of writing off a bad debt in the Aerospace operations.

(e) Represents principally the cost of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business.

(f) Represents charges related to settlement of certain promissory notes and Gelman's environmental remediation costs.

(g) Represents an increase in net earnings as a result of adopting SFAS No. 109 (Accounting for Income Taxes).

Corporate Directory

Senior Officers

Eric Krasnoff
Chairman and
Chief Executive Officer

Jeremy Hayward-Surry
President, Treasurer and
Chief Financial Officer

Derek Williams
Executive Vice President and
Chief Operating Officer

Group Vice Presidents

Peter Cope
Clifton Hutchings
Donald Stevens
Gerhard Weich
Arnold Weiner
Samuel Wortham

Secretary

Mary Ann Bartlett

Senior Vice Presidents

Dr. Joseph Adiletta
Kim Davis
Dr. Peter Degen
Dr. Thomas Gsell
Erwin Kirnbauer
Paul Kohn
John Miller
Akio Satake
Robert Simkins
Gilbert Weiner

Vice Presidents

Dr. Leonard Bensch
Jane Block
Thomas Bormann
Claude Broussy
Steven Chisolm
Jack Cole
Terry Flack
Stephen Geibel
Charles Grimm
Dr. Richard Gutman
Dr. Martin Hirsch
Patricia Iannucci
Sakae Isohata
Dr. Hyman Katz
Neil MacDonald
William Palmer
Clarence Treppa
Marcus Wilson
Charles Wolowitz

Board of Directors

Abraham Appel
Ulric Haynes, Jr.
Jeremy Hayward-Surry
Eric Krasnoff
Dr. Edwin Martin, Jr.
Dr. David Pall
Katharine Plourde
Chesterfield Seibert
Heywood Shelley
Alan Slifka
Dr. James Watson
Derek Williams

Corporate Information

Corporate Headquarters

2200 Northern Blvd.
East Hills, New York 11548
Tel: (516) 484-5400
Fax: (516) 484-3649

Principal Plants

Glen Cove, East Hills,
Port Washington, Hauppauge
and Cortland, New York

New Port Richey,
Fort Meyers and Pensacola,
Florida

Covina and Pleasanton,
California

Putnam, Connecticut

Northborough, Massachusetts

Ann Arbor, Michigan

Portsmouth, Ilfracombe,
Newquay and Redruth, England

Tipperary, Ireland

Tsukuba, Japan

Fajardo, Puerto Rico

Auditors

KPMG Peat Marwick LLP
Jericho, New York

Registrar & Transfer Agent

Wachovia Bank, NA

The transfer agent is responsible for shareholder records, changes of address, stock transfers, changes of ownership, issuance of stock certificates, and distribution of dividends and IRS Forms 1099.

Requests concerning these matters are most efficiently answered by contacting:

Wachovia Bank, NA
Wachovia Shareholder Services
P.O. Box 8217
Boston, Massachusetts
02266-8217

Telephone: 1-800-633-4236

Investor Relations

Investor relations inquiries should be directed to:

Pall Corporation
Investor Relations Manager
25 Harbor Park Drive
Port Washington, New York
11050-4630

Telephone: 516-484-3600

Fax: 516-484-3649

E-mail: invrel@pall.com

Requests for financial materials:

Telephone: 1-800-205-7255

Information on company results can be obtained through conventional press coverage, SEC filings, Pall's Internet web site at http://www.pall.com or through Pall's Fax-on-Demand system at 1-800-664-PALL. Due to availability of results by above methods and cost considerations, Pall Corporation will no longer distribute a quarterly report to shareholders.

Dividend Reinvestment Plan

Pall Corporation's Dividend Reinvestment Plan allows shareholders to reinvest dividends and invest additional cash to purchase Pall Corporation Common Stock. You must be a registered shareholder with a minimum of 50 shares in order to participate. For more information, contact Pall's Transfer Agent or Investor Relations Department.

Forward-Looking Statements

This annual report contains forward-looking statements that are based on current Company expectations and are subject to a number of factors that could cause actual results to differ materially. Such factors include, but are not limited to, fluctuations in foreign exchange rates, regulatory approval and market acceptance of new technologies, market demand, competitive pricing considerations and global and regional economic conditions.

Trademarks

All product names appearing in type form different from that of the surrounding text are trademarks owned by Pall Corporation or its subsidiaries.


[LOGO] This report has been printed on recycled paper.

The papers used in this annual report were manufactured in mills that use Pall filters on their paper machines.

[LOGO] Pall Corporation

       2200 Northern Boulevard
       East Hills, NY 11548

       Filtration. Separation. Solution.(TM)