Form 10-K, Exhibit 13
period 1998-08-01
PALL CORP
filed 1998-10-28
CIK 75829

                                                                      Exhibit 13



[LOGO] Pall Corporation                                       1998 Annual Report

                                [PHOTOS OMITTED]

                                [GRAPHIC OMITTED]

COMPANY PROFILE

Pall Corporation is a specialty materials and engineering company with the broadest-based filtration and separations capabilities in the world. We serve a diverse, global customer base in three major markets: Health Care, Aeropower and Fluid Processing. Our proprietary products are used to purify raw materials, keep equipment running efficiently, ensure product quality and clean up and minimize waste.

OUR VISION

We strive to be the one-stop source of engineered solutions to the high-end filtration, separations and purification needs of our customers. By addressing the totality of customer needs, we can provide the most cost effective products and become a true consultant and partner of our customer.

MARKET POTENTIAL

Market potential represents Pall's potential at 100% market penetration for existing products and those ready for release from R&D, in each of our markets at our selling price. It is a measure of opportunity and is not intended to be achievable. We endeavor to augment our opportunities through new products, new markets and expanded geographic presence.

FINANCIAL HIGHLIGHTS

                                                       Years Ended
(In thousands, except per share data)         August 1, 1998   August 2, 1997
--------------------------------------------------------------------------------
Net Sales                                       $1,087,285      $1,062,008
Earning Before Income Taxes                     $  134,985      $   86,127
Net Earnings                                    $   93,633      $   67,318
Earnings Per Share                              $      .75      $      .53
Total Assets at Year End                        $1,346,919      $1,265,624
Working Capital                                 $  208,399      $  305,575
Stockholders' Equity                            $  765,615      $  824,833
Average Shares Outstanding                         125,070         126,319
Equity Per Share Outstanding at Year End        $     6.18      $     6.48

                                                         Pall at a Glance------>

Pall at a Glance

HEALTH CARE: BIOPHARMACEUTICALS

BioPharmaceuticals, Specialty Materials, Food & Beverage

Pall is an innovator and leader in the supply of filtration systems, validation services and proprietary membranes fundamental to developers and manufacturers of pharmaceuticals, biopharmaceuticals, blood fractions, therapeutic biologicals and food and beverages, as well as producers of diagnostic tests and users of laboratory-scale filtration devices.

* Market Potential: $3 billion. Competitors: CUNO, Millipore, Sartorius

  [THE FOLLOWING TABLES WERE DEPICTED AS A BAR GRAPH IN THE PRINTED MATERIAL]

              Breakdown of Sales
             (amounts in millions)

               1998       1997

27%           $294.2     $298.9

HEALTH CARE: MEDICAL

Pall filters provide unparalleled protection from foreign leukocyte and viral contamination, bacteria and particulates. Used extensively in blood centers and hospitals for patients requiring blood transfusions, open heart surgery, organ transplants, dialysis, intraveneous feeding and breathing therapy, they help improve patient outcomes, shorten hospital stays and lower health care costs.

* Market potential: $4.3 billion. Competitors: Asahi Medical, Maco Pharma,
Terumo

  [THE FOLLOWING TABLES WERE DEPICTED AS A BAR GRAPH IN THE PRINTED MATERIAL]

              Breakdown of Sales
             (amounts in millions)

               1998       1997

24%           $260.1     $256.5

AEROPOWER

Pall is a leading supplier to the aerospace market for use on aircraft, ships and land-based vehicles. Industrial customers include power generation plants and manufacturers of aluminum, paper, automobiles and mobile equipment. Our Total Contamination Control approach helps extend the useful life of fluids and systems, increasing productivity and minimizing waste.

* Market Potential: $2.8 billion. Competitors: Donaldson, Hydac, Koito Manufacturing, Mark IV Industries, Parker Hannifin, Schroeder, Taisei

  [THE FOLLOWING TABLES WERE DEPICTED AS A BAR GRAPH IN THE PRINTED MATERIAL]

              Breakdown of Sales
             (amounts in millions)

               1998       1997

24%           $258.5     $243.2

FLUID PROCESSING

In this diverse market, Pall serves producers of oil, gas, electricity, chemicals, semiconductors, computer terminals, disc drives, thin film rigid discs, photographic film, municipal water and others. Our wide range of sophisticated products enhance fluid purity by removing microscopic and larger contaminants that can devastate production equipment, product yields and quality.

* Market Potential: $7 billion. Competitors: CUNO, Graver, Millipore, Roki Techno, Ronnigen-Petter, US Filter

* Total Market Potential = $17 billion

  [THE FOLLOWING TABLES WERE DEPICTED AS A BAR GRAPH IN THE PRINTED MATERIAL]

              Breakdown of Sales
             (amounts in millions)

               1998       1997

25%           $274.5     $263.4

                                [GRAPHIC OMITTED]

Strategic Accomplishments

The strategic acquisitions of Pall Filtron in 1995 and Pall Gelman Sciences in 1997 added unique ultrafiltration and microfiltration systems, products scaled for lab use, new proprietary membranes and environmental monitoring devices. This has enabled us to branch out confidently both upstream into the drug discovery and development labs and downstream of production into the reuse and discharge of waste for the biopharmaceutical industry. We can now support the purification needs of an entire industry.

  [THE FOLLOWING TABLES WERE DEPICTED AS A PIE CHART IN THE PRINTED MATERIAL]

                              Sales by Market Segment
                               (amounts in millions)

                             1998 Sales:  1997 Sales:

6% Specialty Materials          $35.0        $39.7

                             1998 Sales:  1997 Sales:

9% Food & Beverage              $49.1        $52.5

                             1998 Sales:  1997 Sales:

38% BioPharmaceuticals         $210.1       $206.7

The purchase of Pall Medsep in 1995 positioned us as a significant player in the blood bank market, adding integrated blood collection and processing systems to our prominent blood filter position. Pall has the broadest range of products. Strategic alliances with other technology leaders pursuing pathogen inactivation, long-term platelet storage and novel cord stem cell transplantation therapies have secured a path for product diversification and future growth.

  [THE FOLLOWING TABLES WERE DEPICTED AS A PIE CHART IN THE PRINTED MATERIAL]

                              Sales by Market Segment
                               (amounts in millions)

                             1998 Sales:  1997 Sales:

47% Medical                    $260.1       $256.5

Military-related sales once accounted for 10% of Pall's sales, a figure now under 5%. More recently, dramatic cuts in defense budgets spurred Pall to focus on commercial opportunities. Our design and engineering capabilities were augmented and manufacturing operations streamlined as we gained prominence in North America. We then looked toward Europe and in 1992 reached a distribution arrangement with Satair, which in 1994 also picked up distribution for Asia. Today, our products can be found on virtually every aircraft flying.

  [THE FOLLOWING TABLES WERE DEPICTED AS A PIE CHART IN THE PRINTED MATERIAL]

                              Sales by Market Segment
                               (amounts in millions)

                             1998 Sales:  1997 Sales:

48% Aerospace                  $124.5       $110.8

                             1998 Sales:  1997 Sales:

52% Industrial Hydraulics      $134.0       $132.4

Pall has many significant product technologies and alliances with other key leaders to provide a full systems approach. To highlight a few: several alliances over the past four years will enable semiconductor producers to create the next wave of high-tech products. Our 1998 alliance with Coors Ceramics and the U.S. Department of Energy will create a new generation of materials to benefit all industries we serve. Our 1998 acquisition of Pall Rochem increases our participation in the $4 billion municipal and industrial water markets.

  [THE FOLLOWING TABLES WERE DEPICTED AS A PIE CHART IN THE PRINTED MATERIAL]

                              Sales by Market Segment
                               (amounts in millions)

                             1998 Sales:  1997 Sales:

32% Microelectronics           $ 87.6       $  93.9

                             1998 Sales:  1997 Sales:

68% Industrial Process         $186.9       $169.5

                                DEAR SHAREHOLDER,

This is the right time to be a filter company. Filtration is the means to purity and safety, and the demand for purity and safety is increasing inexorably. We expect those qualities in the products we buy and of the processes that produce them.

Pall is the largest and broadest-based company in our industry by a factor of three, in part because our products enable technologies. As individual consumers, we may be oblivious to efforts to manufacture products that are pure and safe. But we experience the demand for those qualities firsthand in the health care systems that strive to keep us well. Our blood filters protect patients from the dangerous effects of blood transfusions and have paved the way for modern chemotherapy and other lifesaving treatments. Our chemical and gas filters allow semiconductor manufacturers to pack more information into smaller spaces. Pall filter systems keep airplanes flying and ensure that the air we breathe on board is safe. Our products are essential to the removal of bacteria and viruses from pharmaceuticals. Not surprisingly, virtually every manufacturer and health care provider in the world is a current or potential Pall customer.

Sadly, contamination of the earth's natural resources is growing apace with the demands for greater purity. It's shocking that only 2% of earth's water is fit to drink. New, drug-resistant bacteria and viruses plague both hospitals and our blood supply. Our air is laden with microparticles and chemicals. For these and other serious problems, Pall products are often the last and best line of defense. We work daily around the globe to advance our technology to meet these challenges.

Balanced geographical presence is important to us, and 60% of our sales are overseas. Unfortunately, there is no entirely satisfactory defense against the adverse movement of foreign-currency exchange rates. The U.S. dollar strengthened throughout 1998, particularly against the yen and Deutsche mark. This hurt our results to the tune of 4% in revenues and a whopping 15 cents in earnings per share.

[PHOTOS OMITTED]

Eric Krasnoff, Chairman and Chief Executive Officer
Jeremy Hayward-Surry, President

                             LETTER TO SHAREHOLDERS

Our European sales grew 14% in 1998 in local currency. Even sales in Asia increased 2% despite the tremendous hammering of its local economies, while Western Hemisphere sales grew a modest 3%. We saw increases in market share in each of our key markets and geographies. We lost a battle to exchange rates, but we are winning more customers each year.

So far in fiscal 1999, exchange rates have been more favorable. Whatever the end result, we are optimistic that our growth will continue. But we will never leave this to chance. Enhancing shareholder value is our first priority. What actions have we taken to further this priority? Pall repurchased $85 million of our own stock in 1998 with authorization from our Board of Directors to purchase an additional $65 million in fiscal 1999. We increased our dividend for a record 24th year in a row. Our dividend rate was about 3% at year's end, placing Pall in the top 10% of dividend-paying companies.

Our strong balance sheet allows us to repurchase shares, increase dividend payments and make acquisitions while maintaining prudent debt levels. At the end of fiscal 1998 our net debt to net debt and equity ratio stood at 26%, a modest and appropriate amount for a company of our size and cash flow.

                                [PHOTOS OMITTED]

                                [PHOTOS OMITTED]

Pall's underlying income tax rate has dropped from 30% in 1996 to 25% in 1998. We expect to maintain this rate through 1999. A prime contributor to this is our manufacturing plant in Ireland, with its 10% tax rate. In line with this, we have also substantially increased our manufacturing presence in Puerto Rico.

We have implemented an aggressive program to improve earnings. This includes both strategic initiatives to reengineer how we manufacture, distribute and service our products and some good old-fashioned belt tightening. We are adamant that, barring some debacle in the world economy, Pall's earnings per share will grow robustly in fiscal 1999.

Our growth strategy has three pillars: internal R&D, geographic expansion and acquisitions and alliances. In fiscal 1998 each of these contributed. More than 20% of total revenues came from products launched in the past three years. We have a vigorous pipeline of products in advanced stages of development to fuel future business.

We established a direct Pall presence in Belgium, New Zealand and Argentina. Greater political and economic stability in South America created the right climate to increase our activities in that region.

Pall announced a key acquisition and a major technology partnership in 1998. We acquired Rochem, a German manufacturer of reverse osmosis filtration systems. Pall Rochem is a major player in landfill leachate clean-up and shipboard drinking-water desalination applications. Rochem technology is being expanded into a broad range of promising areas for purifying water.

                             LETTER TO SHAREHOLDERS

Our largest technology partnership is with VI Technologies (Vitex). Vitex is the only company to market a virally inactivated plasma product in the U.S. Pall is making staged equity payments of up to $26 million to Vitex at certain milestones. In exchange, Pall receives exclusive marketing rights to technology for the viral and bacterial inactivation of red cells and platelets. This is a multi-billion dollar opportunity. The final systems will combine Pall blood filters with Vitex inactivation chemistry, to ensure the safest blood supply possible.

1998 saw great progress in our efforts to expand the practice of blood filtration. In July, the United Kingdom joined a growing roster of countries to mandate leukocyte reduced blood products for all of its citizens. The announcement cited concerns for nvCJD, a new and fatal variant of Mad Cow disease that has already killed 28 Europeans. The U.K. also acted based on other proven benefits of blood filtration...reduced transfusion reactions, protection against a host of human viruses and prevention of immune suppression. With less than 20% of the world's blood currently being filtered, we will continue to work aggressively to bring the protection of filtration to all transfusion recipients.

A few months later the Blood Products Advisory Committee of the U.S. FDA voted unanimously to recommend that blood filtration be extended to all blood products in the U.S. They stated that the many benefits of leukocyte filtration

                                [PHOTOS OMITTED]

  [THE FOLLOWING TABLES WERE DEPICTED AS A BAR GRAPH IN THE PRINTED MATERIAL]

                               Sales (in billions)

       1993      1994       1995      1996       1997       1998

       .773      .796       .926      1.07       1.06       1.09

                        Dividends per Share (in dollars)

       1993      1994       1995      1996       1997       1998

        .31       .36        .41       .47        .54        .61

                     Diluted Earnings per Share (in dollars)

       1993      1994       1995      1996       1997       1998

        .65       .84       1.00      1.13        .53        .75

far exceed the cost. While non-binding, the FDA generally follows the recommendations of its expert committees. We eagerly await further developments.

There were two significant changes to our Board of Directors this year. Dr. David B. Pall, who founded Pall Corporation 52 years ago, retired from the Board. He remains active as a consultant to the company. Dr. Pall is one of the great inventors of the 20th century and continues to inspire all those who work with him. We extend an enthusiastic welcome to our newest Board member, John H.
F. Haskell, Jr. John is a Managing Director of Warburg Dillon Read LLC. His vast expertise in investment banking and international affairs is a valuable resource.

Pall management is focused on its core markets. We strongly believe that each can be developed to provide reliable double-digit sales and earnings growth. Of course, all of the opportunity in the world is useless without the means to capitalize on it. We have strived to create a work environment where both individuals and groups prosper. Pall employees are first class and a true competitive asset. They pride themselves on melding our copious technology into pragmatic solutions to customer problems. In the pages to follow, seven of our senior officers describe how Pall provides innovativesolutions to our customers' most vexing problems.

On behalf of our senior management team and all of our employees around the globe, I invite you to share our excitement and optimism for the future.


                                          /s/ Eric Krasnoff

                                          Eric Krasnoff
                                          Chairman and Chief Executive Officer

A Safer Blood Supply
              A Matter of Time

                                [PHOTOS OMITTED]

Leukocyte filtration saves lives and the health care systems of the world measurable hard dollars. Clinical studies confirm that patients receiving Pall filtered blood suffer fewer complications, spend less time in the hospital and cost less to treat. Filtration is now being seen by clinicians and patient advocacy groups as the first and best line of defense against newer diseases entering into the blood supply.

There are 25 infectious agents that are known to be blood borne. A 26th disease, nvCJD, the human form of Mad Cow disease, is suspected of being transmitted through donor white cells. This added risk, coupled with the known benefits of leukocyte reduction, led the U.K. government to join others adopting national routine filtration policies. The landmark U.K. decision is pressuring other parts of the world to take similar action. This occurred in the U.S. where in mid-September the Food and Drug Administration's Blood Products Advisory Committee advocated, "routine leukoreduction of all non-leukocyte transfusion blood components... ." These exciting developments confirm our belief that all blood will ultimately be filtered. It is no longer a question of why filter, but when. Pall is the largest provider of blood filters and filtration systems for hospitals and blood banks in this multi-billion dollar market and stands ready to meet world demand.

                                [PHOTOS OMITTED]

No single action has more potential to improve the safety of the blood supply than the adoption of routine leukocyte filtration. Our acquisition of Pall Medsep placed us at the center of the blood processing community -- a key focus for routine filtration.

We also embarked on a number of exciting ventures that will further enhance the safety and availability of the world's blood supply. We are coupling our blood expertise and systems capabilities with others developing technologies to: disable pathogens, including HIV; store platelets indefinitely vs. the five days possible now; and use placental stem cells to treat cancer patients in place of bone marrow. These emerging technologies represent significant potential and are indicative of our commitment to blood processing in the years ahead.

[PHOTOS OMITTED]

Sam Wortham
President, Pall Medical

Pressure is mounting for municipal utilities and water companies to invest in the future of their systems to meet higher standards. Specifications for new water systems include requirements for the filtration of bacteria and cysts, the elimination of viruses and the removal of organic cancer causing compounds. Pall is uniquely positioned to bring the market solutions for these problems. We have already received significant orders for municipal water filtration and have identified over $300 million worth of business to begin to cultivate. Our vast experience in bacterial and viral filtration, our legacy of innovation and our engineered systems capabilities should enable Pall to emerge as a leader in this business.

[PHOTOS OMITTED]

Don Stevens
President, Pall Industrial Process

The Rime of the Ancient Mariner
- Samuel Taylor Coleridge

"Water, water, every where,
               Nor any drop to drink."

Technologies that purify water for use and reuse represent one of the great business opportunities of the next century and a new $4 billion market for Pall. Incredibly, only 2% of earth's water is fit for consumption. Tough new regulations governing drinking water standards are being implemented in the U.S. with similar legislation expected abroad. Even in the U.S., where drinking water quality is "good," as many as 50 million people drink water that does not meet the requirements of the amended Safe Drinking Water Act. These new standards are not consistently met by the treatment methods common to the municipal water industry. This void has created a tremendous long-term opportunity for Pall to supplant old technology with highly-effective membrane systems.

Membrane filtration systems are already prevalent in industry where water consumption to run plants and produce products is enormous. Industry has long had requirements to purify water to standards that surpass those that the municipal market must now meet. Our goal is to parlay our industrial experience to meet the increasingly stringent quality requirements of the municipal market and to do so at the lowest cost of ownership. The industry, conservative when it comes to adopting new technologies, is confirming that membranes provide cleaner water at significantly lower operating costs than previously expected.

                                [PHOTOS OMITTED]

                                [PHOTOS OMITTED]

From R&D to Rx
   Precision. Consistency. Safety.

Few industries shoulder more awesome responsibility for product quality and innovation than biopharmaceutical producers and their regulators. As consumers, we place absolute faith in this industry's ability to protect us and, in large measure, it has. The importance of filtration in a market in which the slightest deviation in process can change the product is well understood by the industry. For its vigilance in developing and applying consistent products and services for pharmaceutical use, Pall has earned this industry's trust.

Pall's role is evolving along with this vital industry. We built our business targeting the more critical applications in the process. The emergence of the biotechnology market, and its reliance on growing active biomolecules in what is effectively cell plasma, created the need for virus filtration. This opened an important new field for Pall. As in other industries, filtration and separations opportunities abound throughout these plants, from the introduction of raw materials, to the production process, to the process fluids and waste streams. In the past few years we have expanded our product portfolio (the result of R&D, acquisitions and licensing agreements), and now offer the means to integrate all purification steps throughout the plant. But our goal goes beyond serving as an integrated supplier to this industry. As always, our mission is to continuously provide upgraded technologies, those that make customers more efficient and profitable producers of high-quality products. We have just begun to scratch the surface of this growing multi-billion dollar potential.

                                [PHOTOS OMITTED]

Our acquisitions of Filtron and Gelman signify more than purchases of lab supplies and customer lists. The shared goal of biopharmaceutical producers and regulators alike is to safely and quickly introduce promising drugs to the public. Achieving this is largely dependent upon the successful hand-off of new products from R&D to manufacturing. Through our efforts, strengthened by our acquisitions and alliances, we now can offer our customers' R&D staffs the widest range of filter media to experiment with and the confidence that the same material will be available for each stage of production scale-up. Pall customers have unprecedented ability to validate only once instead of after each development phase. The bottom line to customers is lower development costs and, most important, faster drug introductions. Every day shaved from the launch of a new drug may add $2-3 million to the bottom line.

[PHOTOS OMITTED]

Peter Cope
President, Pall BioPharmaceuticals

The semiconductor industry is cyclical. Regardless, preparations must continue for the next upswing. Our customers understand this. During this slowdown, they have time to meet with us to evaluate our new technologies and systems - pre-wet filters for chemical processing; integrated filter/purifiers for process gases; ultrafiltration for water filtration; and Pall's chemical mechanical polishing systems. Our CMP system is the only one being used in production environments and is fast becoming the industry standard. We're using our broad product portfolio, the result of strategic alliances and rapid product introductions, to provide filtration and purification technologies and systems throughout the entire supply chain. When the upswing begins, Pall will be at the forefront.

[PHOTOS OMITTED]

Steve Chisolm
Senior Vice President,
Pall Microelectronics

The Sleeping Giant

Twenty years ago there was no computer industry. Today world economies and financial markets rise and fall on its strength. The industry will grow explosively, contract with little or no warning, then take off again. Today's market is hurt by oversupply of DRAM chips, the Asian economic crisis, and slowed demand for PCs. Even the "millennium bug" is suspected of suppressing growth. In spite of its vagaries, the electronics industry remains among Pall's most exciting and promising markets.

The computer industry has indeed revolutionized society but the reality is, the revolution has just begun. There's evidence that the industry will return to strong growth late in 1999. This will be fueled largely by increased global dependence upon microprocessor-based products and peripheral equipment. The Year 2000 dilemma may be diverting corporate information technology budgets to software issues now. But when critical computer controlled operations fail, the most expedient solution may be to replace the hardware. Digital wireless technology, another nascent market, is poised to take off and is expected to have a dramatic impact on demand. These events should reinvigorate production. This industry is intensely reliant upon filtration and purification technologies. Few filter companies besides Pall can meet its rigorous performance requirements. Although hampered by market volatility and currency, we have held our ground, even gained market share. With a host of innovative new products and key alliances, we are well placed to grow when the industry starts up again.

                                [PHOTOS OMITTED]

Flying High
            with the Market

The world travels by jet. Global economies, multinational trading, low fares, frequent departures and direct flights have spawned a generation of air travelers. As a result, airlines are reporting record profits. Major aircraft manufacturers will build more than 800 commercial jets this year and in each of the next 20 years. In fact, most of their production capacity is booked into the next century.

Today's advanced aircraft require ten times more filtration, in dollar terms, than their predecessors reflecting more efficient engines and control systems that demand better technology. Each of these new aircraft will generate about 25 years of replacement-filter business throughout its service life. The world fleet collectively represents an annual filter market valued at $150 million. The high stakes, critical performance requirements and "razor blade" nature of this industry hold tremendous appeal for Pall, the market's dominant player. The commercial aerospace after-market is the fastest growing of our Aeropower businesses.

                                [PHOTOS OMITTED]

Pall Aerospace is one of the few companies to successfully transition from being primarily a defense contractor to dominating the commercial aircraft business. Whilst others downsized in the early 1990s, we streamlined and focused on the growing commercial market. We invested millions of dollars in engineering and manufacturing to develop and market innovative, cost-effective products, then built a strong global distribution system. We were the first to introduce filtration that removes a wide variety of bacteria and viruses from aircraft cabin air, allowing passengers and crew to breathe recycled air that is cleaner than fresh air. The industry and the traveling public are openly enthusiastic about this capability.

[PHOTOS OMITTED]

Clif Hutchings
President, Pall Aeropower Group

Our vision is to be recognized globally as "the only" filtration and separations company capable of providing a totally integrated spectrum of process enhancing technologies -- at the best economics. Our scientists and engineers are expert at finding new applications for existing Pall products as well as developing new solutions and products that provide our customers with a competitive edge in their marketplace. Many leading-edge companies that have partnered with Pall have been rewarded with improved performance and the desired economic returns. These demonstrated successes are leading to accelerated market penetration and growth.

[PHOTOS OMITTED]

Akio Satake
Senior Vice President,
President, Nihon Pall

                         Workhorse Industries Undergoing
                              Revolutionary Change

The balance between commodity and critical filtration applications in the petroleum refining and chemicals industries is shifting, creating a market of enormous potential for Pall. Until recently these producers were satisfied with commodity-type filters and reserved Pall's sophisticated technologies for the few applications they deemed "critical". Today refiners and chemical companies face unprecedented pressure to produce products and utilize processes that are environmentally benign. Unscheduled downtime, often the result of equipment failure, siphons company profits and is another major focus of their attention. These industries are investing billions of dollars to meet urgent environmental and operational imperatives, challenges that are not effectively met by traditional filtration and separations methods. Their efforts are leading to revolutionary changes, among them new appreciation for the importance of fine filtration and separations technologies throughout their plants.

Pall began adding separations capabilities to its product portfolio in 1992 with these specific industries in mind. This gave us access to a wide range of applications that were previously out of reach. By linking all of our sophisticated process enhancing technologies, customers are better equipped to meet their environmental drivers, operating efficiencies and profitability requirements. We've been working with industry leaders to demonstrate our differentiated product and service performance. As a result, Pall's sales in these markets have grown over 50% in the last three years, but are still just a fraction of the $3 billion potential.

                                [PHOTOS OMITTED]

                                                                   Time is Money

As world economies grow, the need to build a solid infrastructure and industrial base grows with them. Requirements for power, electrical transmission, steel, construction equipment, machine tools and paper, drive their industrialization. Double-digit growth in these industries has given way to high single-digits, yet this multi-billion dollar marketplace continues to hold significant opportunity for Pall.

These industries must be able to operate efficiently, economically and reliably 24 hours a day. The wheels of industry literally cannot afford to stop turning. Downtime is not an annoyance, it is a disaster. We all know the inconvenience of a power failure at home, but for a utility, the impact is measured in tens of thousands of dollars in lost revenues. A bearing failure in a paper mill will inundate the plant in tons of scrap costing thousands. Flaws in aluminum can stock cost the manufacturer more then the value of the material. They may also result in lost customers. These industries depend upon clean hydraulic, lube, fuel, coolant, and wash fluids to achieve continuous, reliable operations. Pall's total systems approach ensures optimum cleanliness and protection throughout the process.

                                [PHOTOS OMITTED]

We are known as a company with terrific and innovative products and, more importantly, as a problem solver. We are scientists and engineers with contamination control expertise, process knowledge and the ability to troubleshoot and service our customers' systems. We also sell filters... .

Customers today want to focus on producing their products and to outsource all other aspects of their operation. Pall's vast array of capabilities enables them to maintain their focus while we worry about the quality of fluids throughout their systems. Our new line of diagnostic and monitoring products alert them to potential problems in their fluid systems before they cause equipment failures or destroy valuable product so they can take preventive measures.

[PHOTOS OMITTED]

Bob Simkins
Senior Vice President,
Pall Industrial Hydraulics

                               Financial Contents

                  21 Management's Discussion and Analysis of Financial Condition and Results of Operations

                  24    Consolidated Statements of Earnings

                  24    Independent Auditors' Report

                  25    Consolidated Balance Sheets

                  26    Consolidated Statements of Stockholders' Equity

                  27    Consolidated Statements of Cash Flows

                  28    Financial Information About Industry Segments

                  29 Financial Information About Foreign and Domestic Operations and Export Sales

                  30    Notes to Consolidated Financial Statements

                  38    Common Stock Prices and Cash Dividends

                  38    Six-Year Sales

                  39    Six-Year Financial History

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1998 Compared to 1997
Results of Operations

Review of Consolidated Results

Sales for the year increased 2 1/2% to $1,087 million compared to last year's $1,062 million. Local currency sales increased 6 1/2% including $15 million of Rochem related business. Adverse foreign currency exchange rates reduced sales by 4% or $43 million. A detailed summary of sales by industry and geographic segments is contained in the tables below.

Earnings for the year were $94 million, equal to 75 cents per share (all references to earnings per share are on a diluted basis) compared to $67 million or 53 cents per share last year. Earnings for the current year include non-recurring income of $8 million pretax), equal to 4 cents per share (after pro forma tax effect), reflecting a payment received in settlement of a successful patent litigation, net of certain one-time costs, and a one-time charge of $27 million, equal to 21 cents per share to write off the in-process research and development related to the acquisition of Rochem. Earnings for the prior year include the effects of the Gelman Sciences merger and restructuring and other one-time charges aggregating $96 million (pretax), equal to 49 cents per share (after pro forma tax effect). Excluding non-recurring items, earnings for the current year were 92 cents per share compared to $1.02 per share last year. Exchange rates reduced earnings by about 15 cents.

Year-on-year, cost of sales (excluding inventory write-downs in 1997) as a percentage of sales increased by 1.6% mainly due to the adverse effects of exchange rates. Selling, general and administrative expenses as a percentage of sales increased by about 1/2%.

Other charges, net for the year, represent a $27 million write-off of in-process research and development acquired in connection with the Rochem acquisition and non-recurring income of $13.5 million related to the payment by Micron Separations Inc. ("MSI") to Pall in settlement of patent litigation, net of certain one-time costs. In the third quarter last year, the Company completed its merger with Gelman Sciences. The total cost related to this merger was $34 million. Also in the same quarter the Company recorded a charge of $62 million related to the restructuring of its other business lines, environmental clean up costs and to provide for a judgment awarded against it.

Year-on-year, net interest expense is higher principally because the Company's average debt, net of cash and short-term investments, was also higher for the same comparable periods. Proceeds from borrowings were used to finance the Company's share buy-backs and the Rochem acquisition.

Pretax margins (before one-time charges) declined by nearly 3% due to the adverse effect of exchange rates, higher research and development expenses and the increase in net interest expense. The underlying tax rate for the year was 25% compared to 29% last year reflecting the Company's efforts to move production into its manufacturing facilities in Ireland and Puerto Rico, as well as proportionately lower profits in high tax rate countries.

Review of Industry and Geographic Segments

                                                                                Exchange       % Change
                                                                      %             rate       in local
                                    1998              1997       Change       difference       currency
-------------------------------------------------------------------------------------------------------
Medical                       $  260,124        $  256,484        1 1/2         $ (9,711)         5
BioPharmaceuticals               294,202           298,894       (1 1/2)         (12,615)         2 1/2
-------------------------------------------------------------------------------------------------------
Total Health Care                554,326           555,378           --          (22,326)         4
-------------------------------------------------------------------------------------------------------
Microelectronics                  87,608            93,893       (6 1/2)          (5,886)          (1/2)
Industrial Process               186,861           169,530       10               (6,942)        14 1/2
-------------------------------------------------------------------------------------------------------
Total Fluid Processing           274,469           263,423        4              (12,828)         9
-------------------------------------------------------------------------------------------------------
Aerospace                        124,449           110,784       12 1/2           (1,164)        13 1/2
Industrial Hydraulics            134,041           132,423        1               (7,137)         6 1/2
-------------------------------------------------------------------------------------------------------
Total Aeropower                  258,490           243,207        6 1/2           (8,301)         9 1/2
-------------------------------------------------------------------------------------------------------
Total                         $1,087,285        $1,062,008        2 1/2         $(43,455)         6 1/2
=======================================================================================================

                                                                                Exchange       % Change
                                                                      %             rate       in local
                                    1998              1997       Change       difference       currency
-------------------------------------------------------------------------------------------------------
Asia                          $  174,110        $  192,027       (9 1/2)        $(21,350)         2
Europe                           397,880           368,767        8              (21,616)        14
Western Hemisphere               515,295           501,214        3                 (489)         3
-------------------------------------------------------------------------------------------------------
Total                         $1,087,285        $1,062,008        2 1/2         $(43,455)         6 1/2
=======================================================================================================

Sales in the Health Care market increased by 4% in local currency. Growth in this market was affected by price reductions in the Medical segment of about 2%. By geography, Health Care sales in Europe increased by 11%, in the Western Hemisphere 2%, while sales in Asia declined by 6%. Sales in the Fluid Processing market

                                                                 [PHOTO OMITTED]

John Adamovich, Chief Financial Officer, Group Vice President and Treasurer increased 9%. Growth in this market was held back by the Microelectronics segment where sales declined by 1/2% including a 9% decline in Western Hemisphere sales. This decline was primarily due to curtailment of new fabrication plant construction. Sales in the Industrial Process segment increased by 14 1/2% helped by the acquisition of Rochem along with the double-digit increases in both Europe and Asia. Sales in the Aeropower market increased by 9 1/2% led by the Aerospace segment by 13 1/2%. Commercial aerospace sales increased 21% and military sales increased 4%, respectively. By geography, Aerospace sales in all three regions increased in double-digits.

The consolidated operating profit rate for the year (before one-time charges) came in at 20.4% compared to 22.4% last year. Profit rates for all segments were affected by the adverse effects of exchange rates. Health Care's profit rate declined by nearly 3% and was also affected by the continued price pressures in the Medical segment. Fluid Processing's profit rate declined by 2.3% and was affected by product mix as well as exchange rates. The profit rate in the Aeropower market came in at 23.6% which was the same as last year. By geography, the profit rate in the Western Hemisphere came in nearly 1% below last year's due to lower margins on Microelectronics sales and price reductions in the Medical segment. Profit rates in Europe and Asia were adversely affected by exchange rates. Europe's profit rate declined by nearly 2% as it was also affected by continued price pressures in the Medical segment. Asia's profit rate declined by 5.5% due once again to the effects of exchange rates as well as the unsettled general economic climate in that part of the world.

Liquidity and Capital Resources

During the year the Company spent $83 million for acquisitions and investments and licenses. The Company paid $63 million for the acquisition of Rochem and $9 million towards its investment in V.I. Technologies, Inc. ("VITEX"). Capital expenditures for the year amounted to $85 million. On October 6, 1997, the Company announced a stock buy-back program of up to $150 million. Through the end of the year, the Company had bought back 3.9 million of its shares for a total cost of $85 million. The Company expects to finish this buy-back program in fiscal 1999.

Debt and short-term borrowings, net of cash and short-term investments, increased by $132 million mainly as a result of the Rochem acquisition and the stock buy-back program.

The Company considers its existing lines of credit along with the cash it generates from operations to be sufficient for its future growth. The Company anticipates that capital expenditures in fiscal 1999 will be about $90 million.

Other Matters

Since 1996, the Company has been assessing the impact that the Year 2000 issue will have on its information systems. In response to these assessments, the Company developed a plan to inventory critical systems and develop solutions to those systems that are found to have date-related deficiencies. Project plans call for the completion of the solution implementation phase and testing of those solutions prior to any anticipated impact on our systems. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and the Company's inability to implement such changes could have a material impact on its financial statements. Based on preliminary analyses, the Company expects that its critical systems and applications will be compliant by the end of fiscal 1999 and it estimates that the expenditures necessary to achieve compliance will not be material to its financial statements.

The Company is also surveying critical suppliers, service providers and distributors to determine the status of their Year 2000 compliance programs. The Company's reliance on suppliers, service providers and distributors, and therefore, proper functioning of their information systems and software means that failure by such suppliers, service providers and distributors to address their own Year 2000 issues could have a material impact on the Company's plan to achieve Year 2000 compliance and therefore, its financial statements.

The recent turmoil in Asia and its repercussions to other parts of the world are of concern to the Company. Inasmuch as these events affect the Company's operations around the world the Company monitors these events closely and takes necessary steps to minimize the risk that this will not materially affect its financial statements; some of these measures include hedging balance sheet exposures through forward exchange contracts and borrowing in local currency, monitoring of customer account balances and assessment of customers' financial strengths. In addition, the Company's diverse manufacturing and customer base limits its exposures so that any one event is not likely to have a material impact on its financial statements.

Recently the Financial Accounting Standards Board issued Statements (SFAS) Nos. 130, 131, 132 and 133 related to Reporting Comprehensive Income, Segment Disclosures, Pension and Other Post Retirement Benefit Disclosures and Accounting for Derivative Instruments and Hedging Activities. The Company will adopt SFAS Nos. 130, 131 and 132 in fiscal 1999 and adopt SFAS No. 133 in fiscal 2000.

1997 Compared to 1996
Results of Operations

Review of Consolidated Results

Sales for 1997 decreased by 1% to $1,062 million from $1,072 million in 1996. Exchange rates adversely impacted sales by $35 million. Excluding the effects of exchange rates, sales would have increased by 2 1/2%.

Cost of sales (before the inventory write-down) as a percentage of sales increased by nearly 2%, mainly due to the adverse effects of exchange rates. Selling, general and administrative expenses remained at the same level as 1996, mainly due to the restructuring after the Company's merger with Gelman Sciences.

At the beginning of the third quarter in 1997, the Company completed its merger with Gelman Sciences. The combined companies incurred merger related expenses of $14 million. Upon consummation of the merger, the combined companies restructured their operations to streamline the manufacturing, sales and overhead functions, and as a result recorded a pretax charge of $20 million. Along with the Gelman restructuring, the Company performed a comprehensive review of its existing business segments. In the Aeropower market, the Company decided to further consolidate its U.S. production and operating facilities to maintain greater efficiency in manufacturing and overhead functions and to recognize inventory write-downs due to changes in demand. As a result, the Company recorded a pretax charge of $6 million. In the Health Care and Fluid Processing markets, the review identified certain products that were superseded by the introduction of new products. As the gross margins on the older products continued to decline, the Company decided to write-down these products. The review also identified certain manufacturing, sales and overhead personnel who were made redundant. The total pretax charge related to these items was $24 million. The Company also wrote-down machinery and equipment and recorded a pretax charge of $15.5 million. Factors leading to the write-down were new product introductions, a decline in the gross margins of older products and inadequate cash flows.

On April 19, 1995, a jury verdict of $7 million was rendered against the Company. The Company had appealed the verdict; however, on April 9, 1997 the judgment was affirmed. The Company recorded a pretax charge of $6.5 million under the judgment, net of insurance recoveries and legal costs, in the third quarter of 1997. The judgment awarded was paid in the fourth quarter. On May 9, 1997, Gelman received a permit from the State of Michigan to clean up contaminated water. The permit required that all processed water discharged meet the standards set by the State. Based on the permit obtained from the State of Michigan and upon review of environmental issues at its other facilities, the Company decided to record a pretax charge of $10 million in the third quarter.

A summary table of all the charges is included in the notes to the consolidated financial statements.

Pretax margins (before one-time charges) declined by about 2% mainly due to the reduction in gross margins. The Company's effective tax rate for 1997 (before one-time charges) was approximately 29% compared to 30% in 1996. Earnings per share for 1997 were 53 cents compared to $1.13 in 1996. Excluding the effect of one-time charges in both years, earnings per share (after pro forma tax effect) for 1997 and 1996 would have been $1.02 and $1.14, respectively.

Review of Industry and Geographic Segments

                                                                                     Exchange      % Change
                                                                          %              rate      in local
                                      1997              1996         Change        difference      currency
------------------------------------------------------------------------------------------------------------
Medical                         $  256,484        $  265,897         (3 1/2)         $ (8,075)         (1/2)
BioPharmaceuticals                 298,894           304,938         (2)              (10,040)        1 1/2
------------------------------------------------------------------------------------------------------------
Total Health Care                  555,378           570,835         (2 1/2)          (18,115)          1/2
------------------------------------------------------------------------------------------------------------
Microelectronics                    93,893           103,600         (9 1/2)           (5,144)       (4 1/2)
Industrial Process                 169,530           162,923          4                (5,614)        7 1/2
------------------------------------------------------------------------------------------------------------
Total Fluid Processing             263,423           266,523         (1)              (10,758)        3
------------------------------------------------------------------------------------------------------------
Aerospace                          110,784            99,915         11                  (871)       11 1/2
Industrial Hydraulics              132,423           135,160         (2)               (5,487)        2
------------------------------------------------------------------------------------------------------------
Total Aeropower                    243,207           235,075          3 1/2            (6,358)        6
------------------------------------------------------------------------------------------------------------
Total                           $1,062,008        $1,072,433         (1)             $(35,231)        2 1/2
============================================================================================================

                                                                                     Exchange      % Change
                                                                          %              rate      in local
                                      1997              1996         Change        difference      currency
------------------------------------------------------------------------------------------------------------
Asia                            $  192,027        $  183,901          4 1/2          $(17,097)       13 1/2
Europe                             368,767           387,533         (5)              (18,082)           --
Western Hemisphere                 501,214           500,999             --               (52)           --
------------------------------------------------------------------------------------------------------------
Total                           $1,062,008        $1,072,433         (1)             $(35,231)        2 1/2
============================================================================================================

Sales in the Health Care market increased by 1/2%, as sales in the Medical segment were affected by price reductions of about 2% and sales in the BioPharmaceuticals segment were affected by global market consolidation in the Pharmaceutical industry. Both the Western Hemisphere and Europe saw price decreases in the range of 2% - 5%.

Sales in the Fluid Processing market increased by 3%. Growth in this market was held back by the Microelectronics segment, where sales declined by 4 1/2%. This reduction in sales was due to curtailment of new fabrication plant construction. Micro-electronics sales declined by 17% in the Western Hemisphere, but increased in Europe and Asia. Sales in the Industrial Process segment increased by 7 1/2% led by increases in the Industrial, Oil & Gas and Chemical & Petrochemical subsegments. Sales in the Power Generation subsegment were weak due to closures of nuclear facilities in the U.S. Sales increases in the Industrial Process segment by geography were as follows: Western Hemisphere 2 1/2%, Europe 4 1/2% and Asia 25%.

Sales in the Aeropower market increased by 6%, led by Commercial Aerospace sales which increased 23%. By geography, sales in the Western Hemisphere, Europe and Asia increased by 8%, 5% and 3 1/2%, respectively.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                        Pall Corporation and Subsidiaries

                                                                   Years Ended
--------------------------------------------------------------------------------------------------
(In thousands, except per share data)           August 1, 1998    August 2, 1997    August 3, 1996
--------------------------------------------------------------------------------------------------
Revenues:
Net sales                                           $1,087,285        $1,062,008        $1,072,433
--------------------------------------------------------------------------------------------------
Costs and Expenses:
Cost of sales                                          473,859           468,413           429,728
Selling, general and administrative expenses           392,809           376,904           378,809
Research and development                                58,540            53,747            53,772
Gelman merger and restructuring charges                     --            30,621                --
Other charges, net                                      19,222            43,360             2,800
Interest expense, net                                    7,870             2,836             3,587
                                                    ----------------------------------------------
  Total Costs and Expenses                             952,300           975,881           868,696
--------------------------------------------------------------------------------------------------
Earnings Before Income Taxes:                          134,985            86,127           203,737
Provision for income taxes                              41,352            18,809            60,903
--------------------------------------------------------------------------------------------------
Net Earnings                                        $   93,633        $   67,318        $  142,834
--------------------------------------------------------------------------------------------------
Earnings Per Share:
Basic                                               $     0.75        $     0.53        $     1.14
Diluted                                             $     0.75        $     0.53        $     1.13
--------------------------------------------------------------------------------------------------
Average Shares Outstanding:
Basic                                                  125,070           126,319           125,114
Diluted                                                125,681           127,470           126,730
==================================================================================================

See accompanying notes to consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Pall Corporation:

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of August 1, 1998 and August 2, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended August 1, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of August 1, 1998 and August 2, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended August 1, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

Melville, New York
September 2, 1998

                           CONSOLIDATED BALANCE SHEETS

                        Pall Corporation and Subsidiaries

---------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                  August 1, 1998      August 2, 1997
---------------------------------------------------------------------------------------------------------
Assets
Current Assets:
Cash and cash equivalents                                                 $    12,125         $    17,972
Short-term investments                                                         16,800              37,500
Accounts receivable, net of allowances for doubtful accounts
  of $5,879 and $6,602, respectively                                          291,535             266,604
Inventories                                                                   227,254             198,080
Prepaid expenses                                                               22,705              19,844
Taxes receivable                                                                6,941              40,262
Deferred income taxes                                                          15,915              20,971
Other current assets                                                            9,214               5,371
                                                                          -------------------------------
  Total Current Assets                                                        602,489             606,604
---------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
Land                                                                           29,263              29,219
Buildings and improvements                                                    313,094             299,935
Machinery and equipment                                                       498,661             447,904
Furniture and fixtures                                                         64,307              58,533
Transportation equipment                                                       15,088              13,948
                                                                          -------------------------------
                                                                              920,413             849,539
Less: Accumulated depreciation and amortization                               399,821             345,493
                                                                          -------------------------------
  Property, Plant and Equipment, Net                                          520,592             504,046
---------------------------------------------------------------------------------------------------------
Other Assets                                                                  223,838             154,974
---------------------------------------------------------------------------------------------------------
  Total Assets                                                            $ 1,346,919         $ 1,265,624
=========================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable                                                             $   134,615         $   123,974
Accounts payable                                                               66,773              53,200
Accrued liabilities:
  Salaries and commissions                                                     39,998              34,239
  Payroll taxes                                                                 6,969               5,882
  Interest                                                                      1,897               2,810
  Pension and profit sharing plans                                             17,415              15,237
  Other                                                                        34,990              33,390
                                                                          -------------------------------
                                                                              101,269              91,558
Income taxes                                                                   21,939              27,620
Current portion of long-term debt                                              50,292               4,677
Dividends payable                                                              19,202                  --
                                                                          -------------------------------
  Total Current Liabilities                                                   394,090             301,029
---------------------------------------------------------------------------------------------------------
Long-term Debt, Net of Current Portion                                        111,469              62,126
Deferred Income Taxes                                                          21,514              27,678
Other Non-Current Liabilities                                                  54,231              49,958
---------------------------------------------------------------------------------------------------------
  Total Liabilities                                                           581,304             440,791
---------------------------------------------------------------------------------------------------------
Stockholders' Equity:
Common stock, par value $.10 per share; 500,000 shares authorized;
  127,958 shares issued                                                        12,796              12,796
Capital in excess of par value                                                 92,893              92,893
Retained earnings                                                             764,927             749,923
Treasury stock, at cost (1998 -- 4,039 shares, 1997 -- 596 shares)            (87,281)            (12,837)
Cumulative foreign currency translation adjustment                            (10,416)             (4,722)
Minimum pension liability                                                      (4,062)             (4,348)
Stock option loans                                                             (7,140)             (8,820)
Cumulative unrealized investment gains (losses)                                 3,898                 (52)
---------------------------------------------------------------------------------------------------------
  Total Stockholders' Equity                                                  765,615             824,833
---------------------------------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity                              $ 1,346,919         $ 1,265,624
=========================================================================================================

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                        Pall Corporation and Subsidiaries

(In thousands)
                                                                             Cumulative                        Cumulative
Years Ended                                                                     Foreign                        Unrealized
August 3, 1996,                          Capital in                            Currency    Minimum       Stock Investment
August 2, 1997                   Common   Excess of    Retained    Treasury Translation    Pension      Option      Gains
and August 1, 1998                Stock   Par Value    Earnings       Stock  Adjustment  Liability       Loans    (Losses)    Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at July 29, 1995       $ 12,751    $ 91,212    $667,389    $(60,389)   $ 12,471    $(5,145)    $(7,880)    $  163  $710,572
Net earnings                                            142,834                                                             142,834
Cash dividends declared                                 (54,343)                                                            (54,343)
Issuance of 1,216 shares
  for stock options and
  employee plans                     20        (850)        (16)     19,979                                                  19,133
Purchase of 433 shares                                              (10,000)                                                (10,000)
Translation adjustment                                                          (10,411)                                    (10,411)
Minimum pension liability                                                                      516                              516
Stock option loans                                                                                        (922)                (922)
Net unrealized investment losses                                                                                     (391)     (391)
------------------------------------------------------------------------------------------------------------------------------------
Balance at August 3, 1996        12,771      90,362     755,864     (50,410)      2,060     (4,629)     (8,802)      (228)  796,988
Net earnings                                             67,318                                                              67,318
Cash dividends declared                                 (65,928)                                                            (65,928)
Issuance of 1,978 shares for
  stock options and employee
  plans                              25       2,361      (7,331)     34,368                                                  29,423
Sale of 150 treasury shares                     170                   3,205                                                   3,375
Translation adjustment                                                           (6,782)                                     (6,782)
Minimum pension liability                                                                      281                              281
Stock option loans                                                                                         (18)                 (18)
Net unrealized investment gains                                                                                       176       176
------------------------------------------------------------------------------------------------------------------------------------
Balance at August 2, 1997        12,796      92,893     749,923     (12,837)     (4,722)    (4,348)     (8,820)       (52)  824,833
Net earnings                                             93,633                                                              93,633
Cash dividends declared                                 (75,501)                                                           (75,501)
Issuance of 488 shares for stock
  options and employee plans                             (3,128)     10,554                                                   7,426
Purchase of 3,928 shares                                            (84,998)                                                (84,998)
Translation adjustment                                                           (5,694)                                     (5,694)
Minimum pension liability                                                                      286                              286
Stock option loans                                                                                       1,680                1,680
Net unrealized investment gains                                                                                     3,950     3,950
------------------------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1998       $12,796     $92,893    $764,927    $(87,281)   $(10,416)   $(4,062)    $(7,140)    $3,898  $765,615
====================================================================================================================================

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        Pall Corporation and Subsidiaries

                                                                   Years Ended
------------------------------------------------------------------------------------------------
(In thousands)                                    August 1, 1998  August 2, 1997  August 3, 1996
------------------------------------------------------------------------------------------------
Operating activities:
Net earnings                                           $  93,633       $  67,318       $ 142,834
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Write-off of purchased in-process research
    and development                                       27,000              --              --
  Gelman merger, restructuring and other charges              --          69,609           2,217
  Depreciation and amortization of property,
    plant and equipment                                   64,587          55,854          51,516
  Amortization of intangibles                              8,492           6,972           6,329
  Deferred income taxes                                  (17,640)        (13,261)          5,921
  Provision for doubtful accounts                          1,915           1,417             989
  Changes in operating assets and liabilities,
    net of effects of acquisitions:
    Accounts receivable                                  (20,159)        (20,038)        (37,990)
    Inventories                                          (31,351)        (20,762)        (25,988)
    Other assets                                          17,722         (30,627)        (19,001)
    Accounts payable                                      10,714         (11,252)         16,220
    Accrued expenses                                       8,269           6,111          10,891
    Income taxes payable                                  (4,716)        (13,635)          2,455
    Other liabilities                                      2,316           1,025           2,612
                                                       -----------------------------------------
Net Cash Provided by Operating Activities                160,782          98,731         159,005
------------------------------------------------------------------------------------------------
Investing activities:
Acquisitions, net of cash acquired                       (64,747)             --              --
Investments and licenses                                 (18,400)        (13,865)        (44,545)
Capital expenditures                                     (85,121)        (88,605)        (88,452)
Disposals of fixed assets                                  3,672           1,300           5,413
Short-term investments                                    20,700          33,950           1,400
Benefits protection trust                                 (4,241)         (1,319)         (2,596)
                                                       -----------------------------------------
Net Cash Used by Investing Activities                   (148,137)        (68,539)       (128,780)
------------------------------------------------------------------------------------------------
Financing activities:
Notes payable                                              8,888          (6,933)         26,775
Long-term borrowings                                     119,959          15,768           2,360
Payments on long-term debt                               (13,798)        (17,515)        (10,865)
Net proceeds from exercise of stock options                9,106          29,405          18,211
Purchase of treasury stock                               (84,998)             --         (10,000)
Sale of treasury stock                                        --           3,375              --
Dividends paid                                           (56,299)        (80,061)        (52,224)
                                                       -----------------------------------------
Net Cash Used by Financing Activities                    (17,142)        (55,961)        (25,743)
------------------------------------------------------------------------------------------------
Cash Flow for Year                                        (4,497)        (25,769)          4,482
Cash and Cash Equivalents at Beginning of Year            17,972          44,118          40,923
Effect of Exchange Rate Changes on Cash                   (1,350)           (377)         (1,287)
------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year               $  12,125       $  17,972       $  44,118
================================================================================================
Supplemental disclosures:
  Interest paid (net of amount capitalized)            $  14,242       $   9,180       $  10,525
  Income taxes paid (net of refunds)                      34,370          66,718          63,235
  Shares issued upon acquisition of Gelman                    --         267,615              --
================================================================================================

See accompanying notes to consolidated financial statements.

                  FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

                        Pall Corporation and Subsidiaries

                                                        Fiscal Years
-------------------------------------------------------------------------------------
(In thousands)                             1998              1997                1996
-------------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
Health Care                         $   554,326        $   555,378        $   570,835
Aeropower                               258,490            243,207            235,075
Fluid Processing                        274,469            263,423            266,523
                                    -------------------------------------------------
  Total                             $ 1,087,285        $ 1,062,008        $ 1,072,433
-------------------------------------------------------------------------------------
Operating Profit:
Health Care                         $   124,396(a)     $    88,530(b)     $   153,032(c)
Aeropower                                58,482(a)          47,176(b)          52,686
Fluid Processing                         19,531(a)          42,122(b)          55,394(c)
                                    -------------------------------------------------
  Subtotal                              202,409            177,828            261,112
Interest expense, net                    (7,870)            (2,836)            (3,587)
General corporate expenses              (59,554)           (88,865)(b)        (53,788)
                                    -------------------------------------------------
  Total                             $   134,985        $    86,127        $   203,737
-------------------------------------------------------------------------------------
Identifiable Assets:
Health Care                         $   542,947        $   502,480        $   529,650
Aeropower                               210,760            195,113            184,374
Fluid Processing                        292,403            276,627            289,524
                                    -------------------------------------------------
  Subtotal                            1,046,110            974,220          1,003,548
Corporate                               300,809            291,404            287,638
                                    -------------------------------------------------
  Total                             $ 1,346,919        $ 1,265,624        $ 1,291,186
-------------------------------------------------------------------------------------
Capital Expenditures:
Health Care                         $    43,234        $    46,165        $    43,981
Aeropower                                 9,414              8,544             13,193
Fluid Processing                         25,271             24,302             24,218
                                    -------------------------------------------------
  Subtotal                               77,919             79,011             81,392
Corporate                                 7,202              9,594              7,060
                                    -------------------------------------------------
  Total                             $    85,121        $    88,605        $    88,452
-------------------------------------------------------------------------------------
Depreciation:
Health Care                         $    28,791        $    26,511        $    25,665
Aeropower                                10,809              9,466              8,852
Fluid Processing                         19,900             16,012             13,358
                                    -------------------------------------------------
  Subtotal                               59,500             51,989             47,875
Corporate                                 5,087              3,865              3,641
                                    -------------------------------------------------
  Total                             $    64,587        $    55,854        $    51,516
=====================================================================================

(a) Includes $19,222 of other charges, net to write off in-process research and development related to the Rochem acquisition, net of other income (Health Care - $(10,278), Aeropower - $2,500, Fluid Processing - $27,000).

(b) Includes a charge of $95,930 related to Gelman merger, restructuring and other charges (Health Care - $41,735, Aeropower - $10,124, Fluid Processing - $8,561 and Corporate Expenses - $35,510).

(c) Includes a charge of $2,800 related to Gelman's environmental remediation costs (Health Care - $2,520, Fluid Processing - $280).

                           FINANCIAL INFORMATION ABOUT
                FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

                        Pall Corporation and Subsidiaries

                                                             Fiscal Years
----------------------------------------------------------------------------------------
(In thousands)                                1998               1997               1996
----------------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
Western Hemisphere                     $   515,295        $   501,214        $   500,999
Europe                                     397,880            368,767            387,533
Asia                                       174,110            192,027            183,901
                                       -------------------------------------------------
  Total                                $ 1,087,285        $ 1,062,008        $ 1,072,433
----------------------------------------------------------------------------------------
Transfers Between Geographic Areas:
Western Hemisphere                     $   104,194        $    79,784        $    99,041
Europe                                      32,565             31,906             21,549
Asia                                         3,020              1,990              3,552
                                       -------------------------------------------------
  Total                                $   139,779        $   113,680        $   124,142
----------------------------------------------------------------------------------------
Total Sales:
Western Hemisphere                     $   619,489        $   580,998        $   600,040
Europe                                     430,445            400,673            409,082
Asia                                       177,130            194,017            187,453
Eliminations                              (139,779)          (113,680)          (124,142)
                                       -------------------------------------------------
  Total                                $ 1,087,285        $ 1,062,008        $ 1,072,433
----------------------------------------------------------------------------------------
Operating Profit:
Western Hemisphere                     $   125,295(a)     $    76,173(b)     $   125,203(c)
Europe                                      62,470(a)          74,533(b)         110,449
Asia                                        14,974             23,899(b)         029,104
Eliminations                                  (330)             3,223             (3,644)
                                       -------------------------------------------------
  Subtotal                                 202,409            177,828            261,112
Interest expense, net                       (7,870)            (2,836)            (3,587)
General corporate expenses                 (59,554)           (88,865)(b)        (53,788)
                                       -------------------------------------------------
  Total                                $   134,985        $   086,127        $   203,737
----------------------------------------------------------------------------------------
Identifiable Assets:
Western Hemisphere                     $   550,091        $   523,012        $   529,919
Europe                                     374,810            314,680            339,946
Asia                                       133,622            149,484            150,151
Eliminations                               (12,413)           (12,956)           (16,468)
                                       -------------------------------------------------
  Subtotal                               1,046,110            974,220          1,003,548
Corporate                                  300,809            291,404            287,638
                                       -------------------------------------------------
  Total                                $ 1,346,919        $ 1,265,624        $ 1,291,186
========================================================================================

(a) Includes $19,222 of other charges, net to write off in-process research and development related to the Rochem acquisition, net of other income (Western Hemisphere - $(9,978), Europe - $29,200).

(b) Includes a charge of $95,930 related to Gelman merger, restructuring and other charges (Western Hemisphere - $39,904, Europe - $17,284, Asia - $3,232 and Corporate Expenses - $35,510).

(c) Includes a charge of $2,800 related to Gelman's environmental remediation costs.

Export sales to unaffiliated customers by the Company's U.S. operations approximately totaled $74,000, $65,000, and $66,000 in fiscal years 1998, 1997 and 1996, respectively. The Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations.

Transfers between geographic areas are generally priced on the basis of a markup of manufacturing costs to achieve an appropriate sharing of the profit between the parties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        Pall Corporation and Subsidiaries

                      (In thousands, except per share data)

Accounting Policies and Related Matters

The Company

The Company manufactures and markets filtration and separations products and systems to a diverse group of customers within three segments, Health Care, Aeropower and Fluid Processing, throughout the world.

The Company's fiscal year ends on the Saturday closest to July 31, except that its foreign subsidiaries are on a July 31 fiscal year. The years ended August 1, 1998, August 2, 1997 and August 3, 1996 comprise 52, 52 and 53 weeks, respectively.

Presentation and Use of Estimates

The financial statements of the Company are presented on a consolidated basis with its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company accounts for its 20% investment in Oiltools International Ltd. ("Oiltools") under the equity method of accounting. It considers other investments (which are less than 20% owned) as available-for-sale securities; as such, these investments are carried at fair value. Unrealized gains and losses on these securities are reported as a separate component of stockholders' equity, until realized. Realized gains and losses are recognized in earnings upon sale.

To prepare the Company's financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that may effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries have been translated into U.S. dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average rates. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in income. Transaction (losses) gains in fiscal years 1998, 1997 and 1996 amounted to $(1,075), $(2,108) and $1,171, respectively.

The equity in, and advances to, foreign subsidiaries approximately totaled $306,000 and $252,000 at August 1, 1998 and August 2, 1997, respectively.

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

Long-Lived Assets

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Costs related to patents and trademarks are amortized using the straight-line method over the estimated useful lives, generally for periods ranging up to 20 years. Goodwill and other intangible assets are amortized over periods ranging up to 20 years.

The Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, during 1997. The effect of adopting this standard was not material. The Company periodically reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

Revenue is recognized when a product is shipped or a service is performed.

Stock Options

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense is recognized when options are granted. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which became effective for the Company during fiscal 1997. As permitted by SFAS No. 123, the Company decided to retain the accounting prescribed by APB No. 25 for its stock option plans and to present the SFAS No. 123 information in the footnotes to its financial statements.

Income Taxes

The Company and its domestic subsidiaries file a consolidated Federal income tax return.

Taxes on income are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Earnings Per Share

The Company adopted SFAS No. 128, Earnings per Share in the current year and, accordingly, all earnings per share for prior periods presented have been restated. This statement mandates dual presentation of basic and diluted earnings per share. Basic earnings per share is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share considers the potential effect of dilution on basic earnings per share assuming exercise of all stock options that meet certain criteria.

Acquisitions

Effective January 1, 1998, the Company acquired all of the outstanding capital stock of the Swiss holding company Argentaurum AG, including its Rochem subsidiaries ("Rochem"). Rochem manufactures and sells proprietary advanced design reverse osmosis nanofiltration and ultra filtration systems for treating and desalinizing sea water, purifying landfill leachate and other municipal and industrial wastewater applications. This acquisition was accounted for under the purchase method of accounting and, accordingly, the operations of Rochem are included in the Company's financial statements from the date of acquisition. The purchase price of approximately $63,000 exceeded the fair market value of the net assets acquired by approximately $49,000. The Company wrote off $27,000 of the excess purchase price attributable to in-process research and development acquired and the remaining amount was allocated to goodwill and patents. The acquisition of Rochem would not have materially affected the financial statements of the Company had the results of operations been included in the Company's financial statements of prior years.

On February 3, 1997, the Company acquired Gelman Sciences Inc. ("Gelman"). The acquisition was effected through the exchange of 1.3047 shares of Company common stock for each share of Gelman common stock. The Company issued 10,607 shares of its common stock for the acquisition. The transaction was accounted for as a pooling-of-interests and, accordingly, all financial data for prior periods have been restated.

Gelman Merger, Restructuring and Other Charges, net

Other charges, net in fiscal 1998 includes the $27,000 write-off in the third quarter, attributable to in-process research and development the Company acquired as part of the Rochem acquisition and one-time income of $13,500 in the second quarter of 1998 from Micron Separations Inc., which was found to have infringed the Company's Nylon Membrane patent. The one-time income from the patent litigation settlement is reported net of legal and professional fees related to the patent litigation; a settlement, including costs, of $2,500 with the Department of Defense concerning a long standing disagreement over a sale dating back nearly 10 years and write-offs of $2,200 of inventory and equipment due to the acquisition of new technology.

In February 1997, the Company completed its merger with Gelman. The combined companies incurred merger related expenses of $10,519. These expenses include amounts paid to investment advisors, attorneys, accountants, change in control payments to certain executive officers of Gelman and other incidental expenses related to the merger. Also, during the first quarter of fiscal 1997, Gelman paid $3,911 in connection with the termination of its proposed merger transaction with Memtec Ltd.

Upon consummation of the merger, the combined companies restructured their operations to streamline the manufacturing, sales and overhead functions. As a result, the combined companies recorded a pretax charge of $19,645 in the third quarter of 1997.

Along with the Gelman restructuring, the Company performed a comprehensive review of its existing business segments. In the Aeropower segment, the Company decided to further consolidate its U.S. production and operating facilities to maintain greater efficiency in manufacturing and overhead functions and to recognize inventory write-downs due to changes in demand. As a result, the Company recorded a pretax charge of $6,114 in the third quarter. In the Health Care and Fluid Processing segments, the review identified certain products that have been superseded by the introduction of new products. As the gross margins on the older products continued to decline, the Company decided to write-down these products. The review also identified certain manufacturing, sales and overhead personnel who were made redundant. The total pretax charge related to these items was $23,670 which the Company recorded in the third quarter of 1997. The Company also wrote-down machinery and equipment and recorded a pretax charge of $15,571 in the third quarter. Factors leading to the write-down were new product introductions, a decline in the gross margins of older products and inadequate cash-flows.

On April 19, 1995, a jury verdict of $7,000 was rendered against the Company. The Company appealed the judgment; however, on April 9, 1997, the judgment was affirmed. The Company estimated that its obligation under the judgment, including insurance recoveries, and legal costs, would be approximately $6,500. The judgment awarded was paid in the fourth quarter.

On May 9, 1997, Gelman received a permit from the State of Michigan to clean up contaminated water. The permit requires that all processed water discharged meet the standards set by the State. Based on the permit obtained from the State of Michigan and upon review of environmental issues at its other facilities, the Company decided to record a pretax charge of $10,000 in the third quarter.

A detailed summary of all the charges in fiscal 1997 is given below.

                             Gelman
                         Merger and          Other Charges
                      Restructuring
                            Charges     Aeropower         Other         Total
--------------------------------------------------------------------------------
Merger related
  expenses                  $14,430        $   --       $    --       $14,430
Asset write-offs             11,662         2,625        15,571        29,858
Severance                     1,514           771         4,091         6,376(a)
Environmental and legal          --            --        16,500        16,500
Other                         3,015           242         3,560         6,817
--------------------------------------------------------------------------------
Subtotal                     30,621         3,638        39,722        73,981
Inventory write-down          3,454         2,476        16,019        21,949(b)
--------------------------------------------------------------------------------
Total pretax charges        $34,075        $6,114       $55,741       $95,930
================================================================================
Cash                        $18,003        $1,013       $22,688       $41,704
Non-cash                     16,072         5,101        33,053        54,226
--------------------------------------------------------------------------------
Total                       $34,075        $6,114       $55,741       $95,930
================================================================================

(a) Approximately 250 employees were made redundant due to work-force reduction

(b)   The inventory write-downs are included in cost of sales.

In the fourth quarter in 1996, Gelman increased its reserves for environmental remediation costs and recorded a pretax charge of $2,800.

At the end of fiscal 1998 approximately $10,000 of accruals related to environmental matters are reflected on the balance sheet. At the end of fiscal 1997, approximately $20,000 of accruals relating to environmental matters and provisions for severance and other obligations were reflected on the balance sheet.

Inventories

The major classes of inventory are as follows:

                                                           1998             1997
--------------------------------------------------------------------------------
Raw materials and components                           $ 95,861         $ 79,545
Work-in-process                                          24,168           22,065
Finished goods                                          107,225           96,470
--------------------------------------------------------------------------------
Total inventory                                        $227,254         $198,080
================================================================================

Other Assets

Other assets consist of the following:

                                                           1998             1997
--------------------------------------------------------------------------------
Goodwill and other intangibles, net of
  accumulated amortization of
  $12,234 and $8,114, respectively                     $ 55,037         $ 40,875
Patents and trademarks, net of
  accumulated amortization of
  $19,340 and $15,211, respectively                      47,175           38,123
Investments                                              29,218            7,120
Benefits protection trust                                29,001           26,475
Prepaid pension expenses                                 21,229           17,730
Intangible pension assets                                 4,129            1,792
Other                                                    38,049           22,859
--------------------------------------------------------------------------------
Total                                                  $223,838         $154,974
================================================================================

Goodwill and other intangibles represent the cost in excess of the tangible net assets of businesses acquired.

Patents and trademarks include costs related to successfully defending certain Pall patents, and expenditures made to register new patents and trademarks, as well as paid-up licenses for third party patents.

In fiscal year 1998, the Company entered into agreements with V.I. Technologies, Inc. ("VITEX"). VITEX is a leading developer of a broad portfolio of blood products and systems using its proprietary viral inactivation technologies. Under the terms of the agreements, the Company made payments aggregating $9,000 for a 7.5% interest in VITEX' common shares and the companies agreed to share the costs to jointly develop VITEX' pathogen inactivation technology for red blood cells and platelets. The Company gets exclusive worldwide marketing and distribution rights to pathogen inactivation systems developed under this agreement. The agreements contemplate that the Company will make milestone-driven equity payments to VITEX of up to another $17,000 over five years at the then-current market price of VITEX common shares. The Company also invested approximately $8,500 in certain companies to form strategic alliances which will enable the Company to broaden its portfolio of products.

During fiscal year 1997, the Company acquired a 20% interest in Oiltools. Oiltools, which specializes in oil field service, sells, distributes and provides certain manufacturing services for the Company's family of Stratapac(R) sand control products for use in oil and gas wells. In addition, the Company acquired assets of some of its distributors in Europe and also made an investment in one of its distributors in the Aerospace market. The total cost of these investments was approximately $12,000.

The benefits protection trust was established for the purpose of satisfying certain previously unfunded pension obligations, in the event of a change of control of the Company. The August 1, 1998 and August 2, 1997 balance sheets reflect related liabilities in the amounts of $31,452 and $27,728, respectively. The trust primarily holds investments in U.S. government obligations, debt obligations of corporations and financial institutions with high credit ratings. The Company considers investments held in the trust to be available-for-sale securities. Contractual maturity dates range from 1998-2028.

Pertinent information related to the trust follows:

                                               1998           1997          1996
--------------------------------------------------------------------------------
Annual contributions                        $ 4,241        $ 1,319       $ 2,596
Total purchases                              49,477         49,357        41,779
Total proceeds from sales                    53,438         51,632        42,720
Net (losses) gains recognized                   (29)           (18)          584
================================================================================

Prepaid pension expenses represent the non-current amounts arising from the excess of cumulative employer contributions and earnings thereon, over accrued net pension expenses.

Intangible pension assets represent, for certain domestic pension arrangements, the excess of unfunded accumulated benefits over unrecognized prior service costs. The August 1, 1998 and August 2, 1997 balance sheets reflect additional long-term pension liabilities of $10,379 and $8,481, respectively and a reduction in stockholders' equity, net of deferred tax benefits, of $4,062 and $4,348, respectively.

Notes Payable and Long-Term Debt

At August 1, 1998, the Company had lines of credit totaling approximately $412,000, of which $134,615 in notes payable had been drawn. Such lines of credit do not represent legal commitments on the parts of the financial institutions and no compensating balance is required. The weighted average interest rates at the end of fiscal 1998 and 1997 were 5.4% and 4.0%, respectively.

Long-term debt consists of:

                                                           1998             1997
--------------------------------------------------------------------------------
1.18% - 2.66% bank loans in Japan,
  due through 2003                                     $ 43,872         $ 23,430
7.23% term loan, due on June 30, 1999                    20,000           20,000
6.31% bank loan, due through 2002                        34,000               --
5.99% bank loan, due through 2003                        47,500               --
7.38% sale-and-leaseback obligation,
  due through 2001                                       10,052           14,181
5.89% Industrial development bonds due
  on July 1, 2004                                         4,415            4,415
7.5% note payable -- State of Michigan
  due through January 6, 2002                               425              531
Capitalized leases, 11.15% to 16.5% due in
  varying amounts through the year 2005                   1,469            1,802
Other                                                        28            2,444
--------------------------------------------------------------------------------
Total long-term debt                                    161,761           66,803
Less: current portion                                    50,292            4,677
--------------------------------------------------------------------------------
Total long-term debt, net of current portion           $111,469          $62,126
================================================================================

In October 1997, the Company entered into a long-term debt agreement to borrow $40,000 at 6.31%. Payments are due in installments through the year 2002. In March 1998, the Company entered into a long-term debt agreement to borrow $50,000 at 5.99%. Payments are due in installments through the year 2003. Proceeds from the borrowings were principally used to repurchase shares and to acquire Rochem.

The aggregate annual maturities of long-term debt during the fiscal years 1999 through 2003 are approximately as follows: 1999, $50,292; 2000, $33,192; 2001,
$42,542; 2002, $18,372; and 2003, $12,896.

Interest expense for 1998, 1997 and 1996 amounted to $13,329, $9,556 and $11,046, respectively. Interest income for 1998, 1997 and 1996 amounted to $5,459, $6,720 and $7,459, respectively. Interest in the amounts of $1,497 in 1998, $1,758 in 1997 and $1,608 in 1996 was capitalized. Such amounts were computed by applying the effective interest rate on the borrowing to the accumulated expenditures incurred for property, plant and equipment.

Income Taxes

The components of earnings before income taxes are as follows:

                                               1998           1997          1996
--------------------------------------------------------------------------------
Domestic operations                        $ 51,899        $ 4,581      $ 84,002
Foreign operations                           83,086         81,546       119,735
--------------------------------------------------------------------------------
Total                                      $134,985        $86,127      $203,737
================================================================================

The provisions for income taxes consist of the following items:

                                              1998           1997          1996
--------------------------------------------------------------------------------
Current:
  Federal and Puerto Rico                  $31,864        $ 4,116       $13,286
  State                                      1,500            500           543
  Foreign                                   25,628         27,454        41,153
--------------------------------------------------------------------------------
Total                                       58,992         32,070        54,982
--------------------------------------------------------------------------------
Deferred:
  Federal                                  (17,370)       (14,454)        3,150
  Foreign                                     (270)         1,193         2,771
--------------------------------------------------------------------------------
Total                                      (17,640)       (13,261)        5,921
--------------------------------------------------------------------------------
Total income tax expense                   $41,352        $18,809       $60,903
================================================================================

The tax effects of temporary differences and loss carry-forwards that give rise to significant portions of the net deferred tax asset (liability) at August 1, 1998 and August 2, 1997 are as follows:

                                                          1998             1997
--------------------------------------------------------------------------------
Deferred tax asset:
  Reclassifacation of prior year deferred taxes,
    principally tax credit carry-fowards              $ 17,775         $     --
  Inventories                                           09,331            8,499
  Pension liabilities                                   16,358           14,451
  Accrued expenses                                      10,723           12,261
  Other                                                  2,709            6,533
--------------------------------------------------------------------------------
   Gross deferred tax asset                             56,896           41,744
Valuation allowance                                     (1,450)          (2,500)
--------------------------------------------------------------------------------
     Net deferred tax asset                             55,446           39,244
--------------------------------------------------------------------------------
Deferred tax liability:
  Plant and equipment                                  (37,601)         (40,185)
  Pension assets                                        (5,438)          (4,429)
  Other                                                 (3,426)          (1,337)
--------------------------------------------------------------------------------
Total deferred tax liability                           (46,465)         (45,951)
--------------------------------------------------------------------------------
Net deferred tax asset (liability)                    $  8,981         $ (6,707)
================================================================================

The valuation allowance for deferred tax assets as of August 1, 1998 is $1,450, a net reduction of $1,050 versus the prior year due to the utilization of tax loss carry-forwards in Germany. In evaluating the reasonableness of the valuation allowance, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Ultimately, the realization of deferred tax assets is dependent upon generation of future taxable income during those periods in which temporary differences become deductible and or credits can be utilized. To this end management considers the level of historical taxable income, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. Based on these considerations, and the indefinite carry-forward availability of certain deferred tax credits (principally related to alternative minimum tax), management believes it is more likely than not that the Company will realize the benefit of these items, net of the August 1, 1998 valuation allowance.

A reconciliation of the provisions for income taxes follows:

                                              1998           1997          1996
--------------------------------------------------------------------------------
                                              % of           % of          % of
                                            Pretax         Pretax        Pretax
                                          Earnings       Earnings      Earnings
--------------------------------------------------------------------------------
Computed "expected" tax expense               35.0%          35.0%         35.0%
Tax benefit of Section 936
  Puerto Rico operations                      (2.2)          (9.0)         (4.8)
Federal tax credits and other effects           --           (0.6)         (1.5)
Change in valuation allowance                 (0.8)           2.7          (0.1)
In-process research and development,
  write-off, foreign                           7.0             --            --
Foreign income and withholding taxes,
  net of U.S. foreign tax credits             (9.1)          (6.7)          1.1
State income taxes, net of Federal
  income tax benefit                           0.7            0.4           0.2
--------------------------------------------------------------------------------
Total and effective tax rate                  30.6%          21.8%         29.9%
================================================================================

The Company has two Puerto Rico subsidiaries that are organized as "possessions corporations" as defined in Section 936 of the Internal Revenue Code. In fiscal 1997, both 936 corporations elected to change from the so-called "percentage limitation" to the so-called "economic-activity limitation" in computing the allowable credit against their underlying U.S. tax liability. The former limitation restricts the credit to a stipulated percentage of their pre-credit U.S. tax liability. The latter equates the credit to the sum of three separate gauges of activity, by far the most significant of which to the companies is 60% of qualified possession wages and fringe benefits. The exemption from Puerto Rico income tax remains at 90%. Repatriation of these earnings results in the imposition of a withholding tax of not more than 10%.

Pall's third Puerto Rico subsidiary, incorporated under Puerto Rico law in November, 1996, is a controlled foreign corporation (CFC) under U.S. tax principles, the earnings of which are normally subject to U.S. tax only upon repatriation. In the reconciliation of the computed "expected" tax expense to the total and effective tax rate, outlined above, the "benefit" attributable to this subsidiary is combined with the effects of other controlled foreign corporations.

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

United States income taxes have not been provided on the retained earnings of foreign subsidiaries (including the Puerto Rico CFC referred to above), which totaled $202,000, at August 1, 1998 ($199,000 at August 2, 1997). Foreign
subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. A portion of such earnings will however be permanently reinvested and any additional U.S. taxes arising from the repatriation of earnings available for distribution, less applicable credits for taxes paid abroad, would not be material.

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

Stock Repurchase Programs

On October 6, 1997, the Company's Board of Directors authorized the expenditure to repurchase shares of the Company's common stock. Through the end of fiscal 1998, the Company purchased 3,928 shares at an aggregate cost of $84,998. The Company's Board of Directors had authorized similar repurchase programs in prior years.

The shares repurchased under these programs are held in treasury for use in connection with the exercise of options granted under the Company's stock option plans, and for general corporate purposes. At August 1, 1998, the Company held 4,039 treasury shares.

Incentive Compensation Plan

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. The aggregate amounts charged to expense in connection with the plan were $7,000 each for fiscal years 1998 and 1997 and $10,000 for fiscal year 1996.

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

                                                           1998             1997
--------------------------------------------------------------------------------
Options exercisable                                       3,409            2,654
Options available for grant                                 416            3,310
================================================================================

Changes in the options outstanding during fiscal years 1996, 1997 and 1998 are summarized in the following table:

                                                                        Weighted
                                     Number of                Price      Average
                                       Options                Range        Price
--------------------------------------------------------------------------------
Balance -- July 29, 1995                 5,914       $ 2.60 - 21.44       $16.96
  Fiscal 1996:
   Options granted                       2,546        16.10 - 27.25        24.30
   Options exercised                    (1,163)        2.60 - 19.88        16.39
   Options terminated                     (106)        2.60 - 24.25        16.43
--------------------------------------------------------------------------------
Balance -- August 3, 1996                7,191         2.60 - 27.25        19.34
  Fiscal 1997:
   Options granted                         137        17.53 - 26.75        21.77
   Options exercised                    (1,926)        2.60 - 24.25        16.12
   Options terminated                     (158)        2.81 - 26.06        19.84
--------------------------------------------------------------------------------
Balance -- August 2, 1997                5,244         2.60 - 27.25        20.58
  Fiscal 1998:
   Options granted                       3,081        19.88 - 21.28        20.40
   Options exercised                      (488)        2.60 - 21.33        15.36
   Options terminated                     (198)       10.63 - 24.25        21.94
--------------------------------------------------------------------------------
Balance -- August 1, 1998                7,639         2.60 - 27.25        20.81
================================================================================

As of August 1, 1998, 8,055 shares of common stock of the Company were reserved for the exercise of stock options. To the extent treasury shares are used to satisfy option exercises, these reserved shares will not be issued.

Using the Black-Scholes option-pricing model, the disclosures required under SFAS No. 123 are as follows:

                                                           1998            1997
--------------------------------------------------------------------------------
Weighted average fair value per option                  $ 4.90           $ 5.70
Valuation assumptions:
  Expected dividend yield                                  3.0%             2.0%
  Expected volatility                                     25.0%            20.0%
  Expected life (years)                                      5                5
  Risk-free interest rate                                  5.9%             5.7%
================================================================================

Pro forma effects
  Reduction in net earnings                             $3,000           $3,000
  Reduction in earnings per share,
   basic and diluted                                     $0.02           $ 0.02
================================================================================

Pension and Profit Sharing Plans and Arrangements

Pension Plans

The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. Pension costs charged to operations totaled $12,414, $10,739 and $10,532 in fiscal years 1998, 1997 and 1996, respectively.

The Company's pension plans provide benefits based on salary and length of service. Funding policy for domestic plans is in accordance with ERISA funding standards; for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments.

Net periodic pension cost for these plans in fiscal years 1998, 1997 and 1996 was:

                                                   U.S. Plans                               Foreign Plans
-------------------------------------------------------------------------------------------------------------------
                                       1998           1997          1996          1998          1997          1996
-------------------------------------------------------------------------------------------------------------------
Service cost                        $ 4,365       $  3,949       $ 3,449       $ 5,307       $ 4,346       $ 4,074
Interest cost on projected
  benefit obligation                  6,720          6,051         5,700         5,136         5,039         4,279
Return on plan assets                (9,961)       (16,948)       (5,684)       (7,147)       (6,470)       (5,362)
Net amortization and deferrals        6,600         14,394         3,458          (766)       (1,086)         (863)
-------------------------------------------------------------------------------------------------------------------
Net periodic pension cost           $ 7,724       $  7,446       $ 6,923       $ 2,530       $ 1,829       $ 2,128
===================================================================================================================

The following table presents the plans' funded status and amounts recognized on the Company's consolidated balance sheets at August 1, 1998 and August 2, 1997:

                                              Assets Exceed Accumulated Benefits              Accumulated Benefits Exceed Assets
------------------------------------------------------------------------------------------------------------------------------------
                                             U.S. Plans              Foreign Plans           U.S. Plans              Foreign Plans
------------------------------------------------------------------------------------------------------------------------------------
                                          1998        1997         1998        1997        1998        1997        1998        1997
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit
  obligations:
  Vested benefit obligation           $ 55,102    $ 45,692    $  65,232    $ 55,708    $ 26,976    $ 26,128    $ 10,401    $  9,016
  Accumulated benefit obligation        58,957      48,376       66,980      57,115      31,452      27,728      11,476       9,905
  Projected benefit obligation          67,503      56,098       72,712      63,619      38,729      31,000      13,422      12,074
Plan assets                             69,109      61,572      116,010      99,309          --          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation
  (in excess of) or less
  than plan assets                       1,606       5,474       43,298      35,690     (38,729)    (31,000)    (13,422)    (12,074)
Unrecognized net (gain) or loss        (11,121)    (11,510)     (19,942)    (15,005)     13,500       9,961        (697)     (1,315)
Unrecognized prior service cost          2,008       1,568          374         167       3,545         911           6          --
Unrecognized net obligation or
  (asset) date of adoption              (2,178)     (2,614)      (2,501)     (3,122)        611         881         333         368
Additional minimum liability                --          --           --          --     (10,379)     (8,481)         --          --
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (liability)
  in the consolidated balance
  sheets                              $ (9,685)   $ (7,082)   $  21,229    $ 17,730    $(31,452)   $(27,728)   $(13,780)   $(13,021)
====================================================================================================================================
The assumptions used were:
  Discount rate                           7.00%       7.50%   2.50-7.50%  3.50-8.50%       7.00%       7.50%  2.50-5.90%  3.50-6.50%
  Rate of compensation increase           4.75%       4.75%   2.30-4.50%  3.02-5.50%       4.75%       4.75%  2.50-3.00%  3.00-4.00%
  Long-term rate of return on
    plan assets                          10.00%       9.00%   4.50-7.75%  4.50-9.00%      10.00%       9.00%  4.50-7.75%  4.50-9.00%

The Company and its subsidiaries also participates in certain pension plans primarily for the benefit of its employees who are union members. Contributions to these plans were $2,160, $1,464 and $1,481 for fiscal years 1998, 1997 and 1996, respectively.

Profit Sharing Plan

The Company's profit sharing plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The plan provides that, unless the Board of Directors decides otherwise, the Company contribute annually the lesser of (a) the amount which, when added to forfeitures for the year, equals 7.5% of the amount by which the consolidated net operating income before income taxes of the Company and its participating subsidiaries exceeds $500, or (b) the amount deductible for Federal income tax purposes. The profit sharing expense for fiscal years 1998, 1997 and 1996 was $4,581, $5,207 and $6,092, respectively.

Other Non-Current Liabilities

This consists primarily of accruals for deferred compensation plans and arrangements, the benefits of which are, and will continue to be, paid to covered officers and employees. Also included are accruals for environmental remediation costs.

Contingencies and Commitments

On May 9, 1997, Gelman received a permit to clean up contaminated water at its Ann Arbor, Michigan, facility. The permit requires that all processed water discharged meet the standards set by the State. Certain other facilities of the Company are also involved in environmental proceedings. The situations at these sites are similar, in that they relate to the acts of third parties and are not related to ongoing Company operations. The Company's insurers have been notified and are evaluating coverage. Based on the permit obtained from the State and upon review of the environmental issues at other facilities the Company decided to increase its environmental remediation reserves by an additional $10,000 and recorded a pretax charge in the third quarter of fiscal 1997. The Company started the clean up process at its Ann Arbor facility in fiscal 1998. In the opinion of management, the Company is in substantial compliance with applicable environmental laws. Because regulatory standards under environmental laws are becoming increasingly stringent, there can be no assurance that future developments will not cause the Company to incur material environmental liabilities or costs.

The Company and its subsidiaries are subject to certain other legal actions that arise in the normal course of business. It is management's opinion that these other actions will not have a material effect on the Company's financial position.

The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $17,000 in 1998, $18,000 in 1997 and $16,000 in 1996. Future
minimum rental commitments at August 1, 1998 for all noncancelable operating leases with initial terms exceeding one year are $11,100 in 1999; $8,000 in 2000; $6,200 in 2001; $4,400 in 2002; $2,600 in 2003; and $1,200 thereafter.

The Company has employment agreements with its executive officers, the terms of which expire at various times through January 2003. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at August 1, 1998, excluding bonuses, was approximately $12,000.

Financial Instruments and Risks and Uncertainties

The Company considers the fair value of all financial instruments to be not materially different from their carrying value at year-end.

The Company's cash and cash equivalents and investments are in high-quality securities placed with a wide array of financial institutions with high credit ratings. This investment policy limits the Company's exposure to concentration of credit risks.

The Company's products are sold to a diverse group of customers throughout the world. As such, the Company is subject to certain risks and uncertainties as a result of changes in general economic conditions, sources of supply, competition, foreign exchange rates, tax reform, litigation and regulatory developments. The diversity and breadth of the Company's products and geographic operations mitigate the risk that adverse changes in any event would materially affect the Company's financial position. Additionally, as a result of the diversity of its customer base, the Company does not consider itself exposed to concentration of credit risks. These risks are further minimized by placing credit limits, ongoing monitoring of the customers' account balances, and assessment of the customers' financial strengths.

The Company enters into forward exchange contracts, generally with terms of 90 days or less, to manage its foreign currency transaction exposures. Effects of changes in currency rates on those transactions are therefore minimized and hedges are accounted for as part of the underlying transactions. The total value of open contracts at year-end was not material.

Segment and Quarterly Information

The Company's segment information by industry and geographic areas are disclosed on pages 28 and 29.

Unaudited quarterly financial information appears on page 38.

Quarterly Financial Information (Unaudited)

(In thousands, except                First        Second         Third        Fourth            Full
per share data)                    Quarter       Quarter       Quarter       Quarter            Year
----------------------------------------------------------------------------------------------------
1998:
Net sales                         $237,351      $259,004      $289,171      $301,759      $1,087,285
Gross profit                       131,740       143,620       166,380       171,686         613,426
Earnings before income taxes        25,575        37,479        20,222        51,709         134,985(a)
Net earnings                        18,414        27,546         7,947        39,726          93,633
Earnings per share
  Basic                               0.15          0.22          0.06          0.32            0.75(a)
  Diluted                             0.14          0.22          0.06          0.32            0.75(a)

1997:
Net sales                         $235,791      $260,759      $275,339      $290,119      $1,062,008
Gross profit                       137,543       151,132       136,240       168,680         593,595
Earnings (loss) before income
  taxes                             25,888        41,497       (40,410)       59,152          86,127(b)
Net earnings (loss)                 17,284        28,968       (22,204)       43,270          67,318
Earnings (loss) per share
  Basic                               0.14          0.23         (0.18)         0.34            0.53(b)
  Diluted                             0.14          0.23         (0.18)         0.34            0.53(b)
====================================================================================================

(a) Includes a one-time charge of $27,000 in the third quarter (decreased basic and diluted earnings per share by 22 cents, each) to write off in-process research and development related to the acquisition of Rochem, offset by $7,778 of other income, net, recorded in the second quarter (increased basic and diluted earnings per share by 4 cents, each after pro forma tax effect). These items reduced full-year basic and diluted earnings per share by 18 cents and 17 cents, after pro forma tax effect, respectively.

(b) Includes a charge of $95,930 related to Gelman merger, restructuring and other charges. $3,911 of the charge was recorded in the first quarter (decreased basic and diluted earnings per share by 3 cents, each after pro forma tax effect) and the remainder was recorded in the third quarter (decreased basic and diluted earnings per share by 47 cents, each after pro forma tax effect). This charge in aggregate reduced full-year basic and diluted earnings per share by 50 cents and 49 cents, after pro forma tax effect, respectively.

                     COMMON STOCK PRICES AND CASH DIVIDENDS

Pall Corporation's Common Stock is listed on the New York and London Stock Exchanges. The table below sets forth quarterly data relating to the Company's Common Stock prices and cash dividends declared per share for the past two fiscal years.

                                                                Cash dividends
                          Fiscal 1998        Fiscal 1997       per common share
--------------------------------------------------------------------------------
Price per share         High       Low      High       Low       1998       1997
--------------------------------------------------------------------------------
Quarter: First        $25.56    $19.50    $28.25    $22.75    $0.1400    $0.1225
         Second        22.25     19.44     27.25     22.13     0.1550     0.1400
         Third         21.75     19.38     24.50     20.75     0.1550     0.1400
         Fourth        22.63     19.38     25.38     22.63     0.1550     0.1400
================================================================================

There are approximately 7,500 holders of record of the Company's Common Stock.

                                 SIX-YEAR SALES

(In thousands)              1998            1997            1996          1995          1994          1993
----------------------------------------------------------------------------------------------------------
Health Care           $  554,326      $  555,378      $  570,835      $489,347      $437,324      $430,534
Aeropower                258,490         243,207         235,075       212,806       179,508       176,134
Fluid Processing         274,469         263,423         266,523       224,173       178,979       166,763
----------------------------------------------------------------------------------------------------------
Total                 $1,087,285      $1,062,008      $1,072,433      $926,326      $795,811      $773,431
==========================================================================================================

                           SIX-YEAR FINANCIAL HISTORY

-------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data
and number of employees)                       1998           1997           1996           1995            1994           1993
-------------------------------------------------------------------------------------------------------------------------------
Results for the Year:
Sales                                       1,087.3        1,062.0        1,072.4          926.3           795.8          773.4
Cost of sales                                 473.9          468.4          429.7          355.2           304.9          293.3
Selling, general and
  administrative expenses                     392.8          376.9          378.8          338.7           295.0          294.2
Research and development                       58.5           53.8           53.8           50.6            46.2           44.2
Other charges, net                             19.2(a)        74.0            2.8(c)          --             3.7(e)        26.7(f)
Interest expense, net                           7.9            2.8            3.6            4.1             3.4            6.0
Earnings before taxes                         135.0           86.1(b)       203.7          177.7           142.6          109.0
Income taxes                                   41.4           18.8           60.9           51.8            38.8           28.0
Accounting changes                               --             --             --            (.8)(d)          --             --
Net earnings                                   93.6           67.3          142.8          125.1           103.8           81.0
Earnings per share:
  Basic                                        0.75            .53           1.14           1.00             .84            .66
  Diluted                                      0.75            .53           1.13           1.00             .84            .65
Dividends declared per share                    .61            .54            .47            .41             .36            .31
Capital expenditures                           85.1           88.6           88.5           74.3            80.0           68.4
Depreciation                                   64.6           55.9           51.5           46.2            41.2           39.6
-------------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital                               208.4          305.6          290.7          268.9           237.4          211.7
Property, plant and equipment, net            520.6          504.0          498.0          460.5           426.8          384.8
Total assets                                1,346.9        1,265.6        1,291.2        1,156.7         1,031.3          965.8
Long-term debt                                111.5           62.1           54.4           74.3            75.9           47.0
Total liabilities                             581.3          440.8          494.2          446.1           413.6          400.6
Equity                                        765.6          824.8          797.0          710.6           617.7          565.2
-------------------------------------------------------------------------------------------------------------------------------
Other Ratios and Statistics:
Net earnings (excluding other charges
  and accounting changes) as % of:
    Sales                                      10.6           12.3           13.5           13.6            13.3           12.8
    Average total assets                        8.9           10.2           11.8           11.5            10.6           10.2
    Average equity                             14.5           16.1           19.2           18.9            18.0           17.5
Average shares outstanding:
  Basic                                       125.1          126.3          125.1          124.6           123.9          123.4
  Diluted                                     125.7          127.5          126.7          125.5           123.9          124.9
Equity per share                               6.18           6.48           6.36           5.70            5.01           4.57
Number of employees at
  year-end                                    8,900          8,500          8,500          7,300           7,000          7,100
Price range of stock during the year:
  High                                        25.56          28.25          29.38          24.00           21.25          23.16
  Low                                         19.38          20.75          19.63          15.75           13.63          16.38
===============================================================================================================================

(a) Includes a one-time charge of $27.0 million to write off in-process research and development related to the Rochem acquisition, offset by $7.8 million of the other income, net.
(b) Includes a charge of $95.9 million related to Gelman merger, restructuring and other charges.
(c)   Represents a charge related to Gelman's environmental remediation costs.
(d) Represents a decrease in net earnings as a result of adopting SFAS No. 112 (Employers' Accounting for Postemployment Benefits).
(e) Represents principally the cost of restructuring the German operations and of writing off a bad debt in the Aeropower operations.
(f) Represents principally the cost of downsizing and further integrating the military portion of the Aeropower business with the Industrial Fluid Power business.

                               CORPORATE DIRECTORY

Senior Officers

Eric Krasnoff, Chairman and Chief Executive Officer
Jeremy Hayward-Surry, President
Derek Williams, Executive Vice President and
Chief Operating Officer
John Adamovich, Chief Financial Officer,
Group Vice President and Treasurer

Senior Operating Officers

Steven Chisolm
Peter Cope
Charles Grimm
Clifton Hutchings
Paul Kohn
Akio Satake
Robert Simkins
Donald Stevens
Gerhard Weich
Arnold Weiner
Marcus Wilson
Samuel Wortham

Mary Ann Bartlett, Secretary
Gilbert Weiner, General Counsel

Corporate Officers

Dr. Joseph Adiletta
Dr. Leonard Bensch
Jane Block
Thomas Bormann
Harvey Brandwein
Claude Broussy
Dr. Peter Degen
Terry Flack
Stephen Geibel
Dr. Thomas Gsell
Dr. Richard Gutman
Richard Haas
Patricia Iannucci
Sakae Isohata
Dr. Hyman Katz
Erwin Kirnbauer
Neil MacDonald
John Miller
William Palmer
John Pearson
Reed Sarver
Clarence Treppa
Dr. Barry Wenz
Charles Wolowitz

Board of Directors

Abraham Appel
Ulric Haynes, Jr.
John H.F. Haskell, Jr.
Jeremy Hayward-Surry
Eric Krasnoff
Dr. Edwin Martin, Jr.
Katharine Plourde
Chesterfield Seibert
Heywood Shelley
Alan Slifka
Dr. James Watson
Derek Williams

Design: Bloch Graulich Whelan Inc. / New York

                              CORPORATE INFORMATION

Corporate Headquarters

2200 Northern Blvd.
East Hills, New York 11548
Tel: (516) 484-5400 Fax: (516) 484-3529

Principal Plants

Cortland and Long Island, New York

Fort Myers and New Port Richey, Florida

Covina, California

Putnam, Connecticut

Northborough, Massachusetts

Ann Arbor, Michigan

Fajardo, Puerto Rico

Hamburg, Germany

Tipperary, Ireland

Tsukuba, Japan

Ilfracombe, Newquay, Portsmouth and Redruth,
United Kingdom

Auditors

KPMG Peat Marwick LLP, Melville, New York

Registrar & Transfer Agent

Wachovia Bank, N.A.

The transfer agent is responsible for shareholder records, changes of address, stock transfers, changes of ownership, issuance of stock certificates, and distribution of dividends and IRS Forms 1099.

Requests concerning these matters are most efficiently answered by contacting:

Wachovia Bank, N.A.
Wachovia Shareholder Services
P.O. Box 8217
Boston, Massachusetts 02266-8217
Telephone: 1-800-633-4236

Investor Relations

Investor relations inquiries should be directed to:

Pall Corporation
Diane Foster
25 Harbor Park Drive
Port Washington, New York 11050-4630
Telephone: 516-484-3600 Fax: 516-484-3649
E-mail: Diane_Foster@pall.com

Requests for financial materials: Telephone 1-800-205-7255

Information on company results can be obtained through conventional press coverage, SEC filings, Pall's Internet web site at http://www.pall.com or through Pall's Select-a-fax system at 1-800-664-PALL.

Dividend Reinvestment Plan

Pall Corporation's Dividend Reinvestment Plan allows shareholders to reinvest dividends and invest additional cash to purchase Pall Corporation Common Stock. You must be a registered shareholder with a minimum of 50 shares in order participate. For more information, contact Pall's Transfer Agent or Investor Relations Department.

Forward-Looking Statements

This annual report contains forward-looking statements that are based on current Company expectations and are subject to a number of factors that could cause actual results to differ materially. Such risks include, but are not limited to, fluctuations in foreign exchange rates, regulatory approval and market acceptance of new technologies, market demand, competitive pricing considerations, and global and regional economic conditions and the Year 2000 issue discussed above in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Trademarks

All product names appearing in type form different from that of the surrounding text are trademarks owned by Pall Corporation or its subsidiaries.

[LOGO OMITTED](R) Pall Corporation

Corporate Headquarters
2200 Northern Boulevard
East Hills, NY 11548-1289 USA

800.645.6532 toll free
516.484.5400 phone
516.484.3529 fax

Visit us on the web at www.pall.com
--------------------------------------------------------------------------------
Pall Corporation has offices and plants throughout the world in locations such as: Argentina, Australia, Austria, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Poland, Puerto Rico, Russia, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, the United Kingdom, and the United States. Distributors in all major industrial areas of the world.

Filtration. Separation. Solution.(SM)