Form 10-K, Exhibit 13
period 1999-07-31
PALL CORP
filed 1999-10-27
CIK 75829

[LOGO] Pall Corporation

1999 Annual Report

--------------------------------------------------------------------------------

                         Contamination surrounds you...

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Company Profile:
Pall Corporation is a specialty materials and engineering company with the broadest-based filtration, separations and purification capabilities in the world. We serve a diverse, global customer base in four major markets:
BioPharmaceuticals, Medical, Aeropower and Fluid Processing. Our proprietary products are used to discover, develop and produce pharmaceuticals, to protect hospital patients, to enhance the quality and efficiency of manufacturing processes, to keep equipment running efficiently and to protect the environment.

--------------------------------------------------------------------------------

                               Pall protects you.

Our Vision:
We provide integrated solutions to the requirements of our technically demanding and diverse customer base. Through our size and scope, Pall is uniquely positioned to address the totality of customer needs. We provide the most cost-effective products and are a true consultant and partner of our customers.

Financial Highlights:

--------------------------------------------------------------------------------
                                                           Years Ended
   (In thousands, except per share data)         July 31, 1999    August 1, 1998
--------------------------------------------------------------------------------
  Net Sales                                       $1,147,066        $1,087,285
  Earnings Before Income Taxes                    $   58,904        $  134,985
  Net Earnings*                                   $   51,507        $   93,633
  Earnings Per Share*                             $      .41        $      .75
  Total Assets at Year End                        $1,488,327        $1,363,212
  Stockholders' Equity                            $  730,664        $  765,615
  Average Shares Outstanding                         124,329           125,070
  Equity Per Share Outstanding at Year End        $     5.88        $     6.18
--------------------------------------------------------------------------------
* Excluding restructuring and other charges, net, and the effect of adopting a new accounting standard in fiscal 1999, net earnings were $119 million or 95 cents per share compared to $116 million or 92 cents per share last year.

                                                       Pall / Chairman's Message
[PHOTO]

Eric Krasnoff, Chairman and Chief Executive Officer (left),
Jeremy Hayward-Surry, President


To Our Shareholders:

The Year 2000 may or may not mark the new millennium. Sages and sentimentalists can argue on while I welcome fiscal year 2000 as Pall Corporation's official new era.

   This past year has seen some of the biggest upheavals and change in my 25 years with Pall. Our first two quarters were down significantly. We turned this around and ended with a fourth quarter performance that was up 27% in earnings. Of great importance is how we responded to significant business challenges and got it right.

   At the beginning of March, Pall announced disappointing earnings for its second quarter. We simultaneously set out an aggressive restructuring plan. Key elements included the elimination of close to 500 jobs, manufacturing consolidations and the melding of our R&D and Scientific and Laboratory Services groups into a single, multi-functional entity. It also involved major reductions in expenses, the ratcheting down of capital expenditures and the elimination of an under-performing business unit, Pall Well Technology, which we sold in March 1999.

   The full package amounted to $50 million in annual savings. Remarkably, the plan was implemented and well along within a month...early enough to impact positively on our third quarter. Over two thirds of the expected quarterly savings were reflected in the fourth quarter. We expect to achieve the full impact of the restructuring right from the start of fiscal 2000.

   We established two cardinal rules in the design and execution of the restructuring plan. The first was that it would not have a negative impact on revenue growth. The second requirement was that the restructuring not reduce the stream of new products moving through development and into commercialization.

Pall / Chairman's Message

   We are confident that revenue growth and the fertility of our new product pipeline have been preserved. Nor will we rest on our laurels. Cost reductions and productivity improvements are not one-time events. We are determined to continuously drive cost out of our operations.

   Preserving employee morale has also been a focal point. To capture the hearts, minds and attention of our work force, we are recommending two stock ownership programs for stockholder approval at our Annual Meeting in November.

   The first is a universal Employee Stock Purchase Plan that encourages employee ownership of Pall stock through reasonable discount incentives. The second is a stock ownership plan for senior management. Unlike the general plan, senior managers are restricted by long holding periods and are required to achieve minimum ownership levels over the next three years.

   I am wedded to nurturing a culture of stock ownership in our Company. We must further align the interests of all Pall employees around the world, whatever their local responsibilities, to the overall success of Pall Corporation. In this way, we are full partners dedicated to aggressively building shareholder value.

   So, bring on the millennium. Pall is eager to compete for the next thousand years.

   Now let's focus on what happened in fiscal 1999. Our largest single product line is blood filters. There is little doubt that these products will be an increasingly important mainstay for years to come. Right now, we are in the middle of a jarring shift of blood filter sales from hospitals to blood centers. This is a swap of high profit, low volume hospital business for potentially much higher volume but lower priced sales to large blood centers such as the American Red Cross, the Canadian Blood Services and other national organizations around the world. Pall was caught in a margin whipsaw for much of fiscal 1998 and 1999.

   The ramp up in blood filter sales to blood centers finally reached the crossover point and showed through to the bottom line in the fourth quarter of this year. The compelling benefits of blood filtration offer a rare win/win to the health care system. Filtration lowers overall costs and improves patient outcomes. Europe, North America and Asia are all moving rapidly towards an inevitable future of 100% filtration of all blood. This is excellent news for the safety of the blood supply.

   Pall's BioPharmaceuticals business posted another very good year. The goal of linking laboratory filtration to our pharmaceutical drug production business was the logic that drove our acquisition of Gelman Sciences in 1997. It is now reality. Customers have welcomed our seamless product offerings that provide full scaleability from drug discovery and development through to final production and delivery. Complete service and assistance with regulatory issues creates value for our customers and saves them grief.

   The pharmaceutical industry is moving to finer filtration for terminal sterilization applications and to virus filtration steps for biotechnology drugs. In both of these areas, Pall has a sharp technical edge. Customers increasingly rely on Pall to deliver both the technical goods and the intangibles that ease regulatory agency acceptance worldwide.
This is the quintessence of market leadership.

   In the Fluid Processing group, Microelectronics exemplified the Dickens statement, "It was the best of times, it was the worst of times..." The worldwide slump of the semiconductor industry continued. Microelectronics' revenues were off $25 million from the prior year. Yet our new product introductions have never been stronger and we outperformed other suppliers in the market. This increase in muscle and market share will let Pall benefit disproportionately in the coming recovery. We saw the first clear signs of that rebound in the last few months of the fiscal year.

   The rest of the Fluid Processing group was a grab bag of achievement and challenge. The basic industrial filtration business was quite healthy, as were sales to our Power Generation customers. We logged one of our largest non-military orders ever, of $12 million through our alliance partner, General Electric, for an Asian nuclear power customer.

   Sales of products to hydrocarbon related companies, such as refineries, suffered through the collapse of crude oil prices. As of this writing, oil prices have recovered substantially from their nadir and we expect our own sales to rise apace.

   Sales of our membrane-based systems across all markets have grown substantially over the past few years and now account for over 10% of total sales. Earnings lagged as primary attention was focused on developing the industrial systems business. Now that it has attained critical mass, we were able to restructure our operations to improve margins. These improvements will become increasingly apparent throughout fiscal 2000.

   An exciting subset of the systems business is our new Water Processing division. Increasing government regulation and deteriorating water quality have intersected to create one of our largest targets of opportunity. We are pioneering membrane filtration systems as the solution to the demand for pure drinking water. Our systems are also serving municipal and industrial wastewater markets. Together this is a $4 billion potential.

   Aeropower posted another reliable year of steady growth and excellent earnings. In the aerospace and industrial markets, we filter lubrication and hydraulic systems along with the fuels that power them. Such systems are becoming increasingly sophisticated. Moreover, Pall has the engineering and development talent to maintain its status as the vendor of choice for these complex applications. Indeed our products are so pervasive that the last person to fly without at least some Pall products on board was probably Icarus.

   In all of our markets, our growth is enhanced by customer demands for quality, ecology and economy. This is a simple formula for our success. Our filtration, separation and purification technologies are at the heart of new manufacturing practices that improve product and service quality, minimize environmental impact and improve profitability. This is as true in the refinery as it is in the pharmaceutical plant, at the airframe manufacturer or in the hospital.

   This annual report exclusively features products that have been commercialized in the last three years. The pace of product innovation is increasing even as you read this letter. It is another measure of our leadership in filtration.

   Pall Corporation has slimmed down its overheads but beefed up its technology. Our products and services are both more diverse and in greater demand than ever. The markets for our technologies have expanded well beyond their traditional borders to include virtually all manufacturing processes. We are truly an asset to our customers.

   So, bring on the millennium. Pall is eager to compete for the next thousand years.


                                                               /s/ Eric Krasnoff

                                                                   Eric Krasnoff
                                            Chairman and Chief Executive Officer

Pall At A Glance

Health Care:
BioPharmaceuticals

Market Description: Pall is an innovator and leader in the supply of filtration and separation systems, validation services and proprietary membranes fundamental to developers and manufacturers of pharmaceuticals, biopharmaceuticals, blood fractions, therapeutic biologicals and food and beverages, as well as producers of diagnostic tests and users of laboratory-scale filtration devices.

Market Potential: $3.2 Billion.
Competitors: Millipore, Sartorius, CUNO

[The following table was depicted as a
 bar graph in the printed material]

Market Sales
(amounts in millions)

294.2      332.7
  98         99

29%
(Percent of Company Revenues)

[The following table was depicted as a
 pie chart in the printed material]

Sales By Market Segment
(amounts in millions)

12% Specialty Materials
    1999 Sales: $39.6
    1998 Sales: $35.0

16% Food & Beverage
    1999 Sales: $54.8
    1998 Sales: $49.1

72% BioPharmaceuticals
    1999 Sales: $238.3
    1998 Sales: $210.1

Health Care: Medical

Market Description: Pall filters provide unparalleled protection from foreign leukocyte and viral contamination, bacteria and particulates. Used extensively in blood centers and hospitals for patients requiring blood transfusions, open heart surgery, organ transplants, dialysis, intravenous feeding and breathing therapy, they help improve patient outcomes, shorten hospital stays and lower health care costs. With only 25% of the world's blood supply filtered, there is abundant room for growth.

Market Potential: $4.3 Billion.
Competitors: Asahi Medical, Maco Pharma,
Terumo, Fresenius

Market Sales
(amounts in millions)

[The following table was depicted as a
 bar graph in the printed material]

260.1      272.9
  98         99

24%
(Percent of Company Revenues)

[The following table was depicted as a
 pie chart in the printed material]

Sales By Market Segment
(amounts in millions)

32% Critical Care
    1999 Sales: $86.6
    1998 Sales: $82.8

68% Blood
    1999 Sales: $186.3
    1998 Sales: $177.3

Market Potential:

Pall's sales potential, assuming 100% market penetration for existing products and for those ready for release from R&D, in each of our markets at our selling price, is over $18 billion. Market potential is a measure of opportunity and is not intended to be achievable. Our growth strategy calls for aggressive product development programs, increasing market share and developing new markets and geographies.

Aeropower

Market Description: Pall is a leading supplier to the aerospace market for use on commercial and military aircraft, ships and land-based vehicles. Industrial customers include power generation plants and manufacturers of aluminum, paper, automobiles and mobile equipment. Our Total Contamination Control approach helps extend the useful life of fluids and systems, increasing productivity and minimizing waste.

Market Potential: $2.8 Billion.
Competitors: Donaldson, Parker Hannifin, Hydac, Schroeder, Taisei

[The following table was depicted as
 bar graph in the printed material]

Market Sales
(amounts in millions)

 258.5      267.0
  98         99

23%
(Percent of Company Revenues)

[The following table was depicted as
 pie chart in the printed material]

Sales By Market Segment
(amounts in millions)

51% Aerospace
    1999 Sales: $135.6
    1998 Sales: $124.5

49% Industrial Hydraulics
    1999 Sales: $131.4
    1998 Sales: $134.0

Fluid Processing

Market Description: In this diverse market, Pall serves producers of oil, gas, electricity, chemicals, semiconductors, computer terminals, disc drives, thin film rigid discs, photographic film, municipal water and others. Our wide range of sophisticated products enhance fluid purity by removing microscopic and larger contaminants that can devastate production equipment, product yields and quality.

Market Potential: $8 Billion.
Competitors: US Filter/Vivendi, CUNO, Millipore, Ronnigen-Petter, Fuji


[The following table was depicted as
 bar graph in the printed material]

Market Sales
(amounts in millions)

274.5     274.5
  98        99

24%
(Percent of Company Revenues)

[The following table was depicted as
 pie chart in the printed material]

Sales By Market Segment
(amounts in millions)

23% Microelectronics
    1999 Sales: $62.6
    1998 Sales: $87.6

77% Industrial Process
    1999 Sales: $211.9
    1998 Sales: $186.9

Pall / Health Care / BioPharmaceuticals

Over 500 medicines are in development...

The pharmaceutical industry is pumping billions of dollars into development programs requiring Pall filtration products.


New recombinant drug products use Pall's virus filters such as the new Ultipor DV20 virus filters (shown) at the critical virus removal stages of production. Regulatory authorities mandate virus clearance steps. If not removed, these viruses will destroy production batches worth as much as $100,000 for a single liter of product. For more information, visit http://www.pall.com/newdrugs.

                                [PHOTOS OMITTED]

                   ...Pall helps get them to patients faster.


Pharmaceutical producers adhere to rigorous quality standards. In this market where nothing can be left to chance, Pall's record of product performance and innovation has earned Pall preferred supplier status among leading manufacturers the world over.

                                [PHOTOS OMITTED]

Pall / Health Care: Medical / Blood

Every 3 seconds, someone needs blood...

Many nations have already mandated routine blood filtration to remove leukocytes with more to follow.

Pall's new Leukotrap RC PL leukocyte reduction filtration system (shown) is the only product on the market capable of collecting and filtering packed red cells, plasma and platelet preparations from whole blood donations. This patented process provides blood centers the convenience and processing efficiency that is essential to filtering every unit of blood. The world's largest blood centers process 3,000 units a day. For more information, visit http://www.pall.com/safeblood and http://www.bloodtransfusion.com

                                [PHOTOS OMITTED]

                    ...Pall makes blood transfusions safer.


Pall is the world's blood filtration leader with products for hospitals and blood centers that consistently and reliably remove contaminating leukocytes from donor blood. For patients and health care systems, Pall filtered blood means fewer health complications, faster recoveries and lower costs.

                                [PHOTOS OMITTED]

Pall / Aeropower / Aerospace

1,247 commercial jets were delivered this year...

Commercial aircraft, regardless of size or service, rely on sophisticated filtration systems to protect engines and fuel, hydraulic and cabin air systems.

Pall's new lightweight Ultipleat high-flow filter (shown) is being used by aircraft engine manufacturers that serve the growing regional jet market. Technically sophisticated small jets are increasingly replacing simpler propeller planes. This year, Pall worked in concert with an engine manufacturer to develop the complete filtration system for a new engine for small jets in a record 10 months. For more information, visit http://www.pall.com/fastjets.

                                [PHOTOS OMITTED]

                      ...Pall filters are on all of them.

The commercial aerospace market plans to build at least 16,000 jets in the next 20 years. These new jets, with their sophisticated systems, are highly contamination sensitive. Each will generate 25 years of replacement-filter business throughout its service life -- good news for Pall, the industry's leading filter supplier.

                                [PHOTOS OMITTED]

Pall / Fluid Processing / Water Processing

80% of drinking water comes from surface waters...

Surface waters are rife with virus, bacteria and parasites. Tough new standards call for their removal.

Pall's Envirochek sampling capsule (shown) is the only product validated by the US EPA (test methods #1622 and #1623) to test municipal water for Cryptosporidium and is being used around the world. In the worst cryptosporidiosis outbreak in modern US history, 403,000 people became sick and 100 died from drinking contaminated water. Outbreaks continue to be reported throughout the world. Cryptosporidium is highly resistant to chlorine. Pall's unique membrane filter system exceeds new EPA standards. These drinking water standards are the strictest in the world. For more information, visit http://www.pall.com/cleanwater.

                                [PHOTOS OMITTED]

                      ...Pall makes drinking water purer.


Membrane filtration is new to the municipal water industry but Pall has 53 years of experience applying it to solve other complex contamination problems. In side-by-side comparisons, Pall's technologies provide the highest-quality drinking water at the lowest cost.

                                [PHOTOS OMITTED]

Pall / Fluid Processing / Microelectronics

600 billion embedded chips are in operation...

The highly filtration-dependent computer chip industry is equated to a 1910 vintage automobile in terms of its development relative to its potential.

Pall's new Ionkleen purifiers (shown) remove critical defect-causing metal ions from the photoresist chemicals required to etch microscopic circuit patterns on silicon wafers. This revolutionary new product family enables chip producers to maximize product yields and conserve chemicals costing up to $12,000 per gallon. For more information, visit http://www.pall.com/fastchips.

                                [PHOTOS OMITTED]

              ...Pall's technologies are essential to making them.

The materials used in semiconductor manufacture are so pure that the equivalent of a raindrop of contamination in a swimming pool can halt production. Pall's advanced products remove contaminants to the parts-per-trillion level helping manufacturers to achieve their twin goals of high product quality and high product yields.

                                [PHOTOS OMITTED]

Pall / Fluid Processing / Industrial Process

Cleaner-burning gasolines cut smog 15%...

Gasoline producers must upgrade to equipment that is inherently much more contamination sensitive in order to meet stringent pollution regulations.

Refiners are seeing huge returns on investments in custom-engineered Pall backwash filters (shown). Configured into unique systems, they protect the reactors required to produce cleaner-burning fuels from contaminants and extend the life of the specialized catalysts used. The elimination of one catalyst change-out saves producers as much as $10 million. For more information, visit http://www.pall.com/cleanfuel.

                                [PHOTOS OMITTED]

                 ...Pall systems help refiners to produce them.

Cleaner-burning fuels are being phased in now. The first to hit the market have already done more to reduce pollution than any other measure in the last decade. Pall systems technology helps refiners to lower the cost of meeting these important regulations.

                                [PHOTOS OMITTED]

Pall / New Products

Pall creates 100's of commercially successful products every year...

In addition to advancing our core materials and technologies ahead of customer needs, Pall scientists and engineers collaborate with customers, universities and governments to assure a steady stream of market-ready innovations. Our technology is replete with highly differentiated, highly profitable products and a growing portfolio of new products that are just ready to hit their stride.

                                [PHOTOS OMITTED]

                  ...Every Pall product shown or named in this
               report was introduced within the last three years.

                                [PHOTOS OMITTED]

Membranes and Materials

In filtration, the magic is in the media. Pall owns technology for over 75 basic types of filter materials -- far more than anyone in our industry. With this, our products are developed faster, customers get optimized solutions, and Pall has a competitive advantage.

Electronics Filtration

Electronics industry producers rely on their suppliers to continuously advance their own technologies. In Pall, they've found an able partner that allows them to filter all of their process fluids to the purity levels they require to produce defect-free microprocessors and related components.

              Strategic Technology Platforms Hitting Their Stride

Blood Filtration

A revolution in blood processing is underway with enhanced safety and availability as its goals. Pall pioneered the leukocyte-reduction technology that is central to this and offers the widest array of products for hospital and blood center use. Pall products are consistently selected by researchers and are preferred by customers for their consistent and reliable performance.

                                [PHOTOS OMITTED]

Advanced Systems

Pall is combining its proprietary membrane and monitoring technologies with engineering prowess to develop the filtration and separations systems market. Self-cleaning systems oscillate, gyrate and vibrate to remove contaminants or harvest valuable products. Pall systems require less energy and less space than conventional technologies and are finding diverse applications in industry.

Aerospace Systems

A dozen critical systems on each commercial and military aircraft require filtration. Smaller, lighter, faster planes need self-contained, highly-engineered filtration systems that fit into small spaces and perform exquisitely. Pall is their key filtration partner.

Pharmaceutical Filtration

Drug manufacturers require filter products that perform at peak performance and consistency. Pall provides lab-sized products up through full-scale production sizes. This saves producers time and money and assures faster regulatory approvals.

FINANCIAL CONTENTS

25 Management's Discussion and Analysis of Financial Condition and Results of Operations

29  Consolidated Statements of Earnings

29  Independent Auditors' Report

30  Consolidated Balance Sheets

31  Consolidated Statements of Stockholders' Equity

32  Consolidated Statements of Cash Flows

33  Notes to Consolidated Financial Statements

46  Common Stock Prices and Cash Dividends

46  Six-Year Sales

47  Six-Year Financial History

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1999 Compared to 1998

Review of Consolidated Results

Sales for the year increased by 4 1/2% in local currency to $1,147 million from $1,087 million last year. Foreign exchange rates increased sales by 1%, however pricing decreased sales by 1%. The acquisition of Rochem in fiscal 1998 increased current year sales by about 1%.

Year-on-year, cost of sales as a percentage of sales (before restructuring and other charges, net -- see below) increased by 1.5% mainly due to lower gross margins on increased blood filter sales to blood centers, and lower margins on Microelectronics and Industrial systems sales. Selling, general and administrative expenses and research and development expenses, as a percentage of sales decreased by 1.2% principally due to the restructuring that was implemented during the third quarter of fiscal 1999.

During the third quarter of fiscal 1999, the Company announced and implemented a plan to restructure its operations with targeted payroll and expense cost reductions of over $50 million per annum. The Company initiated the restructuring to bring operating costs in line with reducing gross margins. The major restructuring details included:

o consolidation of European inventory warehousing and distribution functions

o restructuring of Japanese operations

o relocation and consolidation of certain manufacturing operations

o rationalization of the research and development and scientific and laboratory services functions

o realignment of the Medical division sales forces

o reduction in corporate costs

As a result of the restructuring, the Company's global work force will be reduced by approximately 500 people. As of the end of fiscal 1999, 450 employees were terminated with the remaining terminations expected to occur before the end of the calendar year. Upon consolidation of the European inventory warehousing and distribution functions and restructuring of the Japanese operations, the Company identified excess inventory that could not be sold within the normal product life cycle. Consequently, the Company wrote off inventory of $13,811. The total cost related to all restructuring related activities resulted in a charge of $43,912 in the third quarter.

Along with the restructuring, the Company performed a comprehensive review of its business. Across all business lines, the review identified instances where certain products were superseded by newer products and some excess inventory resulting from competitive conditions and adverse changes in product demand. As a result, the Company wrote off $6,969 in inventory and provided an incremental reserve of $3,958 to reflect current market conditions and shorter product life cycles. The review also identified write-downs of $26,961 on certain fixed and other assets, principally to provide for the impairment of certain patents and licenses that are not fully recoverable due to lower than anticipated market potential; and, to reflect further impairment of land and building held for sale and write-off of certain redundant fixed assets that are no longer used.

The Company continues the clean up of contaminated water at its Ann Arbor, Michigan facility that began in fiscal 1998. Costs incurred during this year indicate that the anticipated future costs for remediation will exceed the estimate originally established. As a result, the reserve for future environmental remediation costs was increased by $6,000.

A summary table of the above charges is included in the notes to the consolidated financial statements.

During the third quarter of fiscal 1999, the Company adopted the AICPA's Statement of Position 98-5, Reporting the Costs of Start-Up Activities, retroactive to the beginning of the fiscal year. As a result, previously capitalized start-up costs of approximately $5,767 were expensed and recorded in cost of sales. The effect of adopting this statement resulted in a charge of $1,567 and $4,200 in the first and second quarters of fiscal 1999, respectively.

Other charges, net, for fiscal 1998 represent a $27 million write-off of in-process research and development acquired in connection with the Company's purchase of Rochem and non-recurring income of $13.5 million related to the payment by Micron Separations Inc. ("MSI") to Pall in settlement of patent litigation, net of certain one-time costs.

Year-on-year, net interest expense for fiscal 1999 is higher than in fiscal 1998 as the Company's average debt, net of cash and short-term investments, was also higher for the same period; the weighted average borrowing rate for fiscal 1999 and 1998 was about the same. The underlying tax rate for fiscal 1999 was 23% compared to 25% last year. The decrease in the tax rate reflects reductions in the statutory tax rates in the United Kingdom, Germany and Japan, as well as an increase in products manufactured in Puerto Rico and Ireland, which have lower tax rates. The Company expects to maintain this rate through the end of fiscal 2000.

For the year, net earnings, excluding the restructuring and other charges, net, and the effect of adopting the new accounting standard this year, were $119 million or 95 cents per share compared to $116 million or 92 cents per share last year. The reported net earnings amounted to $52 million or 41 cents per share for the year compared to $94 million or 75 cents per share last year. The reported net earnings for this year include a charge of 51 cents per share (after pro forma tax effect) related to the restructuring and one-time charges mentioned above. The earnings this year also include a charge of 3 cents per share (after pro forma tax effect) to write-off previously capitalized start-up costs retroactive to the beginning of this fiscal year. The reported net earnings for last year include 17 cents per share (after pro forma tax effect) of other charges, net.

Review of Market and Geographic Segments

Sales in the Medical market increased 4% in local currency. Growth in this market was affected by price reductions in blood filters of about 5%. Sequentially the Company has seen prices stabilize over the last three quarters. Sales to blood centers were up 22% reflecting the shift away from sales to hospitals; blood filter sales to hospitals declined by 11%. Year-on-year blood filter sales increased 4 1/2% in local currency. By geography, Europe's sales to blood centers increased 46% as more and more countries began to adopt universal blood filtration; blood filter sales to hospitals in Europe declined by 24%. In the Western Hemisphere, blood filter sales to blood centers increased 13% reflecting momentum towards universal filtration. Blood filter sales to hospitals declined by 11%. In Asia, where the majority of the blood filter sales were to hospitals, sales increased 7%. On a global basis, blood filter sales to blood centers now represent 53% of the total blood filter sales, compared to 45% in fiscal 1998. Critical Care sales increased 3% in local currency.

Sales in the BioPharmaceuticals market increased by 12 1/2% in local currency. Across all sub-markets, sales increased in double-digits. By geography, BioPharmaceuticals segment sales grew 8% in the Western Hemisphere, 14% in Europe and 24% in Asia.

Sales in the Aeropower market increased by 3% led by 8 1/2% growth in the Aerospace sub-market and a 2 1/2% decline in Industrial Hydraulics. Within Aerospace, military sales increased by 17% and commercial sales increased by 3%. The split between military and commercial sales is 45% and 55%, which is about the same as in fiscal 1998. By geography, military aerospace sales increased by 18% in the Western Hemisphere and 21% in Europe. Industrial Hydraulics sales in the Western Hemisphere declined by 17% but increased in Europe by 5%. Sales in Asia were flat.

Sales in the Fluid Processing market decreased by 1% in local currency. Sales increased 12 1/2% in the traditional Industrial Process area; however, this increase was offset by a 30% decrease in Microelectronics sales and the sale of the Well Technology division. Across all geographies Microelectronics sales decreased by about 30%. In the Industrial Process sub-market, sales to Hydrocarbon, Chemical and Polymer (HCP) customers increased by 16% and sales to Power Generation customers increased by 18%. Sales to customers in the Water division increased by 105%. Across geographies, sales in the Industrial Process market for Europe increased by 45%, led by the Water division, up 81%; HCP, up 59% and Power Generation, up 25%. Sales in the Western Hemisphere declined by 6%; this was mainly due to the sale of the Well Technology division. Industrial Process sales in Asia increased by 3%.

The consolidated operating profit (before restructuring and other charges, net) for fiscal 1999 was 20.2% compared to 20.4% in fiscal 1998. By market, the operating profit for Medical is about the same as last year; the decrease in prices was offset by the benefits resulting from the restructuring that took place in the Medical division as well as the substantial increase in sales volume. The increase in BioPharmaceuticals' operating profit level is mainly due to increased volume as mentioned above. The operating profit rate in the Fluid Processing market declined by 3.2% reflecting lower margins on Microelectronics and Industrial systems sales.

Sales in the Western Hemisphere decreased by 1% mainly due to the sale of the Well Technology business and reduction in Microelectronics sales. Sales in Europe increased by 13 1/2% as all the principal markets experienced double-digit growth. Sales in Asia increased by 2% mainly due to sales increases in the BioPharmaceuticals and Medical markets; this increase was partially offset by a decrease in Microelectronics sales. By geography, the operating profit rate in the Western Hemisphere declined by 1.1% mainly as a result of the shift of blood filter sales from hospitals to blood centers and reduced margins on Microelectronics sales. In Europe, the operating profit rate improved slightly. The operating profit rate in Asia increased by 1.4% mainly as a result of the improving economic situation in the Asian countries.

1998 Compared to 1997

Review of Consolidated Results

Sales for fiscal 1998 increased 2 1/2% to $1,087 million compared to $1,062 million in 1997. Local currency sales increased 6 1/2% including $15 million of Rochem related business. Adverse foreign currency exchange rates reduced sales by 4% or $43 million.

Year-on-year, cost of sales (excluding inventory write-downs in 1997) as a percentage of sales increased by 1.6% mainly due to the adverse effects of exchange rates. Selling, general and administrative expenses and research and development expenses, as a percentage of sales increased by 1%.

Other charges, net in 1998 represent a $27 million write-off of in-process research and development acquired in connection with the Rochem acquisition and non-recurring income of $13.5 million related to the payment by MSI to Pall in settlement of patent litigation, net of certain one-time costs. In the third quarter of 1997, the Company completed its merger with Gelman Sciences. The total cost related to this merger was $34 million. Also in the same quarter the Company recorded a charge of $62 million related to the restructuring of its other business segments, environmental cleanup costs and to provide for a judgment awarded against it.

Year-on-year, net interest expense is higher principally because the Company's average debt, net of cash and short-term investments, was also higher for the same comparable periods. Proceeds from borrowings were used to finance the Company's share buy-backs and the Rochem acquisition.

Pretax margins before restructuring and other charges, net, declined by nearly 3% due to the adverse effect of exchange rates, higher research and development expenses and the increase in net interest expense. The underlying tax rate for 1998 was 25% compared to 29% in 1997 reflecting the Company's efforts to move production into its manufacturing facilities in Ireland and Puerto Rico, as well as proportionately lower profits in high tax rate countries.

Net earnings for 1998 were $94 million, equal to 75 cents per share compared to $67 million or 53 cents per share in 1997. Earnings for 1998 included non-recurring income of $8 million (pretax), equal to 4 cents per share (after pro forma tax effect), reflecting a payment received in settlement of a successful patent litigation, net of certain one-time costs, and a one-time charge of $27 million, equal to 21 cents per share to write off the in-process research and development related to the acquisition of Rochem. Net earnings for 1997 include the effects of the Gelman Sciences merger and restructuring and other one-time charges aggregating $96 million (pretax), equal to 49 cents per share (after pro forma tax effect). Excluding restructuring and other charges, net, earnings for 1998 were 92 cents per share compared to $1.02 per share in 1997.

Review of Market and Geographic Segments

Sales in the Health Care market increased by 4% in local currency. Growth in this market was affected by price reductions in blood filters by 2% in the Medical segment. By geography, Health Care sales in Europe increased by 11%, in the Western Hemisphere by 2%, while sales in Asia declined by 6%. Sales in the Fluid Processing market increased 9%. Growth in this market was held back by the Microelectronics segment where sales declined by 1/2% including a 9% decline in Western Hemisphere sales. This decline was primarily due to curtailment of new fabrication plant construction. Sales in the Industrial Process segment increased by 14 1/2% helped by the acquisition of Rochem along with the double-digit increases in both Europe and Asia. Sales in the Aeropower market increased by 9 1/2% led by the Aerospace segment by 13 1/2%. Commercial aerospace sales increased 21% and military sales increased 4%, respectively. By geography, Aerospace sales in all three regions increased in double-digits.

The consolidated operating profit rate for fiscal 1998 (before restructuring and other charges, net) came in at 20.4% compared to 22.4% for 1997. Profit rates for all markets were affected by the adverse effects of exchange rates. Health Care's profit rate declined by nearly 3% and was also affected by the continued price pressures in the Medical segment. The profit rate in the Aeropower market came in at 23.6% which was the same as fiscal 1997. Fluid Processing's profit rate declined by 2.3% and was affected by product mix as well as exchange rates.

Sales in the Western Hemisphere increased 3% mainly led by growth in the Aeropower market. Sales in Europe increased 14% as all markets experienced double-digit growth; Europe sales also included the acquisition of Rochem. Sales in Asia increased 2%; growth in this region was held back due to the general economic climate. By geography, the profit rate in the Western Hemisphere came in nearly 1% below last year's due to lower margins on Microelectronics sales and price reductions in the Medical segment. Profit rates in Europe and Asia were adversely affected by exchange rates. Europe's profit rate declined by nearly 2% as it was also affected by continued price pressures in the Medical segment. Asia's profit rate declined by 5.5% due once again to the effects of exchange rates as well as the unsettled general economic climate in that part of the world.

Liquidity and Capital Resources

The Company's balance sheet is affected by spot exchange rates used at the end of fiscal 1999 for translating local currency amounts into U.S. dollars. In comparing spot exchange rates at the end of last year, the European currencies have weakened against the U.S. dollar, whereas the Asian currencies have strengthened against the U.S. dollar.

Debt and short-term borrowings, net of cash and short-term investments increased by $51 million during the year. Net debt as a percentage of net debt and equity increased to 30% at the end of fiscal 1999 from 26% at the end of fiscal 1998. In fiscal 1999, the Company acquired assets of its distributors in Argentina and South Africa for approximately $7 million. The Company also purchased approximately $40 million of its shares; these buy-backs were principally funded through proceeds from stock option exercises. At the end of fiscal 1999, $25 million of treasury stock buy-backs remain authorized; the Company resumed stock buy-backs in August 1999.

Capital expenditures and depreciation and amortization for the year were $71 million and $75 million respectively. The Company anticipates that it will spend approximately $70 - $75 million in capital expenditures in fiscal 2000. The Company considers its existing lines of credit along with the cash it generates from operations to be sufficient for its future growth.

Other Matters

Year 2000 Compliance

In 1996, the Company began to assess the impact that the Year 2000 (Y2K) issue will have on its information systems. In March 1998, a formal Y2K Committee was established. The Y2K Committee is chaired by the Company's Chief Financial Officer. The Committee has a comprehensive plan to enable the Company to achieve Y2K compliance and is responsible to regularly determine that training, guidance and resources are available to carry out the plan on a consistent basis, worldwide. Throughout the process, the Committee has utilized the Company's internal audit department, a team of geographic leaders and support personnel to visit numerous global locations to conduct training and assess the progress being made toward location Y2K readiness.

To date, the Company has inventoried its critical and non-critical systems that may be impacted by Y2K, and inquired of those vendors who support these systems, as to their Y2K readiness. Most of those vendors queried have acknowledged that their current systems are compliant or are expected to be Y2K compliant. In addition, the Company has tested its critical and certain non-critical systems to ensure Y2K compliance. (The Company does not plan to test systems of service providers such as the New York Stock Exchange, utility companies and similar service providers, as it does not have the resources to test their systems). The Company believes that its systems are either compliant or has contingency plans in place or in development. The expenditures necessary to achieve compliance have not been material to the Company's financial statements.

The Company has also surveyed critical suppliers and distributors to determine the status of their Y2K compliance programs. The Company is evaluating the responses it has received and is taking appropriate steps as necessary. Contingency plans are being finalized. The Company's reliance on suppliers and distributors, and therefore, proper functioning of their products, information systems and software means that failure by such suppliers and distributors to address their own Y2K issues could have a material impact on the Company's plan to achieve Y2K compliance.

The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations. Due to the uncertainty inherent in the Y2K problem, the Company is unable to determine, at this time, whether the consequences of Y2K failures will have a material impact on the Company's results of operations. The Y2K project is expected to reduce the Company's level of uncertainty about the Y2K problem and, in particular, about the Y2K compliance and readiness of its vendors and distributors. The Company believes that, with the completion of the project as scheduled, the possibility of a material interruption of normal operations should be reduced.

Euro Currency Conversion

A new European currency (Euro) was introduced in January 1999 to replace the separate (legacy) currencies of eleven individual countries. This will entail changes in our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications will be necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers and internal financial reporting systems. A three-year transition period is expected during which transactions can be made in the legacy currencies. This may require dual currency processes for our operations. We have identified issues involved and are developing and implementing solutions. The cost of this effort is not expected to have a material effect on our business or results of operations. There is no guarantee, however, that all problems will be foreseen and corrected, or that no material disruption of our business will occur. The conversion to the Euro may have competitive implications on our pricing and marketing strategies; however, any such impact is not known at this time.

Accounting Standards Not Yet Adopted

The Financial Accounting Standards Board issued Statement No. 133 related to Accounting for Derivative Instruments and Hedging Activities. The Company will adopt this statement in fiscal 2001.

Risk Management

The Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations. Inasmuch as changes in foreign currency rates affect the Company's operations around the world the Company monitors them closely and takes necessary steps to minimize the risk that this will not materially affect its financial statements; some of these measures include hedging balance sheet exposures through forward exchange contracts and borrowing in local currency, monitoring of customer account balances and assessment of customers' financial strengths. In addition, the Company's diverse manufacturing and customer base limits its exposures so that any one event is not likely to have a material impact on its financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                       Pall Corporation and Subsidiaries


                                                                          Years Ended
-----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                 July 31, 1999        August 1, 1998        August 2, 1997
-----------------------------------------------------------------------------------------------------------------
Revenues:
Net sales                                              $1,147,066            $1,087,285            $1,062,008
-----------------------------------------------------------------------------------------------------------------
Costs and Expenses:
Cost of sales                                             548,006               473,859               468,413
Selling, general and administrative expenses              405,956               392,809               376,904
Research and development                                   56,490                58,540                53,747
Restructuring and other charges, net                       64,695                19,222                73,981
Interest expense, net                                      13,015                 7,870                 2,836
                                                       ----------------------------------------------------------
   Total Costs and Expenses                             1,088,162               952,300               975,881
-----------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                               58,904               134,985                86,127
Provision for income taxes                                  7,397                41,352                18,809
-----------------------------------------------------------------------------------------------------------------
Net Earnings                                           $   51,507            $   93,633            $   67,318
-----------------------------------------------------------------------------------------------------------------
Earnings Per Share:
   Basic                                               $     0.41            $     0.75            $     0.53
   Diluted                                             $     0.41            $     0.75            $     0.53
-----------------------------------------------------------------------------------------------------------------
Average Shares Outstanding:
   Basic                                                  124,329               125,070               126,319
   Diluted                                                124,755               125,681               127,470
=================================================================================================================

See accompanying notes to consolidated financial statements.


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Pall Corporation:

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of July 31, 1999 and August 1, 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of July 31, 1999 and August 1, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Melville, New York
September 1, 1999

                          CONSOLIDATED BALANCE SHEETS

                       Pall Corporation and Subsidiaries

-----------------------------------------------------------------------------------------
(In thousands, except per share data)                   July 31, 1999      August 1, 1998
-----------------------------------------------------------------------------------------
Assets
Current Assets:
Cash and cash equivalents                              $   86,677           $   12,125
Short-term investments                                     50,500               16,800
Accounts receivable, net of allowances for doubtful
accounts of $6,623 and $5,879, respectively               326,197              291,535
Inventories                                               205,867              227,254
Prepaid expenses                                           21,723               22,705
Taxes receivable                                           12,648                6,941
Deferred income taxes                                      33,412               15,915
Other current assets                                        7,165                9,214
                                                       ----------------------------------
   Total Current Assets                                   744,189              602,489
-----------------------------------------------------------------------------------------
Property, Plant and Equipment:
Land                                                       30,341               29,263
Buildings and improvements                                323,452              313,094
Machinery and equipment                                   500,494              498,661
Furniture and fixtures                                     66,176               64,307
Transportation equipment                                   15,565               15,088
                                                       ----------------------------------
                                                          936,028              920,413
Less: Accumulated depreciation and amortization           429,012              399,821
                                                       ----------------------------------
   Property, Plant and Equipment, Net                     507,016              520,592
-----------------------------------------------------------------------------------------
Other Assets                                              237,122              240,131
-----------------------------------------------------------------------------------------
   Total Assets                                        $1,488,327           $1,363,212
=========================================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable                                          $  301,647           $  134,615
Accounts payable                                           63,525               66,773
Accrued liabilities:
   Salaries and commissions                                44,515               39,998
   Payroll taxes                                            6,517                6,969
   Interest                                                 2,215                1,897
   Pension and profit sharing plans                        17,418               17,415
   Other                                                   44,918               34,990
                                                       ----------------------------------
                                                          115,583              101,269
Income taxes                                               20,147               38,232
Current portion of long-term debt                          37,506               50,292
Dividends payable                                          19,871               19,202
                                                       ----------------------------------
   Total Current Liabilities                              558,279              410,383
-----------------------------------------------------------------------------------------
Long-term Debt, Net of Current Portion                    116,815              111,469
Deferred Income Taxes                                      21,232               21,514
Other Non-Current Liabilities                              61,337               54,231
                                                       ----------------------------------
   Total Liabilities                                      757,663              597,597
-----------------------------------------------------------------------------------------
Stockholders' Equity:
Common stock, par value $.10 per share; 500,000 shares
authorized; 127,958 shares issued                          12,796               12,796
Capital in excess of par value                             92,893               92,893
Retained earnings                                         732,970              764,927
Treasury stock, at cost (1999; 3,748 shares, 1998;
4,039 shares)                                             (82,283)             (87,281)
Stock option loans                                         (7,216)              (7,140)
Accumulated other comprehensive (loss) income:
   Foreign currency translation                           (12,149)             (10,416)
   Minimum pension liability                               (1,937)              (4,062)
   Unrealized investment (losses) gains                    (4,410)               3,898
                                                       ----------------------------------
                                                          (18,496)             (10,580)
-----------------------------------------------------------------------------------------
   Total Stockholders' Equity                             730,664              765,615
-----------------------------------------------------------------------------------------
   Total Liabilities and Stockholders' Equity          $1,488,327           $1,363,212
=========================================================================================

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       Pall Corporation and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                              Accumulated
                                                        Capital in                               Stock        Other
Years Ended August 2, 1997,                   Common    Excess of     Retained    Treasury       Option    Comprehensive
August 1, 1998 and July 31, 1999              Stock     Par Value     Earnings      Stock        Loans     (Loss) Income     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at August 3, 1996                    $12,771     $90,362     $755,864     $(50,410)     $(8,802)     $ (2,797)     $796,988
Comprehensive income:
   Net earnings                                                        67,318                                                67,318
   Other comprehensive (loss) income:
     Translation adjustment                                                                                    (6,782)       (6,782)
     Minimum pension liability                                                                                    281           281
     Unrealized investment gains                                                                                  176           176

Comprehensive income

Cash dividends declared                                               (65,928)                                              (65,928)
Issuance of 1,978 shares for stock
   options and employee plans                     25       2,361       (7,331)      34,368                                   29,423
Sale of 150 treasury shares                                  170                     3,205                                    3,375
Stock option loans                                                                                  (18)                        (18)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at August 2, 1997                     12,796      92,893      749,923      (12,837)      (8,820)       (9,122)      824,833
Comprehensive income:
   Net earnings                                                        93,633                                                93,633
   Other comprehensive (loss) income:
     Translation adjustment                                                                                    (5,694)       (5,694)
     Minimum pension liability                                                                                    286           286
     Unrealized investment gains                                                                                3,950         3,950

Comprehensive income

Cash dividends declared                                               (75,501)                                              (75,501)
Issuance of 488 shares for stock
   options                                                             (3,128)      10,554                                    7,426
Purchase of 3,928 shares                                                           (84,998)                                 (84,998)
Stock option loans                                                                                1,680                       1,680
-----------------------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1998                     12,796      92,893      764,927      (87,281)      (7,140)      (10,580)      765,615
Comprehensive income:
   Net earnings                                                        51,507                                                51,507
   Other comprehensive (loss) income:
     Translation adjustment                                                                                    (1,734)       (1,734)
     Minimum pension liability                                                                                  2,125         2,125
     Unrealized investment losses                                                                              (8,307)       (8,307)

Comprehensive income

Cash dividends declared                                               (78,980)                                              (78,980)
Issuance of 2,087 shares for stock
   options and employee plans                                          (4,484)      45,202                                   40,718
Purchase of 1,796 shares                                                           (40,204)                                 (40,204)
Stock option loans                                                                                  (76)                        (76)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1999                     $12,796     $92,893     $732,970     $(82,283)     $(7,216)     $(18,496)     $730,664
===================================================================================================================================

----------------------------------------------------------
(In thousands)

Years Ended August 2, 1997,                  Comprehensive
August 1, 1998 and July 31, 1999                 Income
-------------------------------------------- -------------
Balance at August 3, 1996
Comprehensive income:
   Net earnings                                 $67,318
   Other comprehensive (loss) income:
     Translation adjustment                      (6,782)
     Minimum pension liability                      281
     Unrealized investment gains                    176
                                                -------
Comprehensive income                            $60,993
                                                -------
Cash dividends declared
Issuance of 1,978 shares for stock
   options and employee plans
Sale of 150 treasury shares
Stock option loans
--------------------------------------------
Balance at August 2, 1997
Comprehensive income:
   Net earnings                                 $93,633
   Other comprehensive (loss) income:
     Translation adjustment                      (5,694)
     Minimum pension liability                      286
     Unrealized investment gains                  3,950
                                                -------
Comprehensive income                            $92,175
                                                -------
Cash dividends declared
Issuance of 488 shares for stock
   options
Purchase of 3,928 shares
Stock option loans
--------------------------------------------
Balance at August 1, 1998
Comprehensive income:
   Net earnings                                 $51,507
   Other comprehensive (loss) income:
     Translation adjustment                      (1,734)
     Minimum pension liability                    2,125
     Unrealized investment losses                (8,307)
                                                -------
Comprehensive income                            $43,591
                                                -------
Cash dividends declared
Issuance of 2,087 shares for stock
   options and employee plans
Purchase of 1,796 shares
Stock option loans
--------------------------------------------
Balance at July 31, 1999
============================================

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                       Pall Corporation and Subsidiaries

                                                                                   Years Ended
---------------------------------------------------------------------------------------------------------------------
(In thousands)                                              July 31, 1999        August 1, 1998        August 2, 1997
---------------------------------------------------------------------------------------------------------------------
Operating activities:
Net earnings                                                  $  51,507            $  93,633              $ 67,318

Adjustments to reconcile net earnings to net cash
 provided by operating activities:
   Restructuring and other charges, net                          77,957               27,000                69,609
   Depreciation and amortization of property,
    plant and equipment                                          64,857               64,587                55,854
   Amortization of intangibles                                    9,914                8,492                 6,972
   Deferred income taxes                                        (16,134)             (19,932)              (22,636)
   Provision for doubtful accounts                                1,891                1,915                 1,417
   Changes in operating assets and liabilities,
    net of effects of acquisitions:
     Accounts receivable                                        (31,861)             (20,159)              (20,038)
     Inventories                                                 (7,474)             (31,351)              (20,762)
     Other assets                                               (13,225)              17,722               (30,627)
     Accounts payable                                            (6,974)              10,714               (11,252)
     Accrued expenses                                            (4,188)               8,269                 6,111
     Income taxes payable                                       (18,096)              (2,423)               (4,260)
     Other liabilities                                            2,887                2,315                 1,025
                                                              -------------------------------------------------------
Net Cash Provided by Operating Activities                       111,061              160,782                98,731
---------------------------------------------------------------------------------------------------------------------
Investing activities:
Acquisitions, net of cash acquired                               (6,831)             (64,747)                   --
Investments and licenses                                         (2,548)             (18,400)              (13,865)
Sale of Well Technology Division                                  5,600                   --                    --
Capital expenditures                                            (71,196)             (85,121)              (88,605)
Disposals of fixed assets                                         5,673                3,672                 1,300
Short-term investments                                          (33,700)              20,700                33,950
Benefits protection trust                                        (2,286)              (4,241)               (1,319)
                                                              -------------------------------------------------------
Net Cash Used by Investing Activities                          (105,288)             148,137)              (68,539)
---------------------------------------------------------------------------------------------------------------------
Financing activities:
Notes payable                                                   166,737                8,888                (6,933)
Long-term borrowings                                             31,836              119,959                15,768
Payments on long-term debt                                      (51,990)             (13,798)              (17,515)
Net proceeds from exercise of stock options                      40,642                9,106                29,405
Purchase of treasury stock                                      (40,204)             (84,998)                   --
Sale of treasury stock                                               --                   --                 3,375
Dividends paid                                                  (78,311)             (56,299)              (80,061)
                                                              -------------------------------------------------------
Net Cash Provided (Used) by Financing Activities                 68,710              (17,142)              (55,961)
---------------------------------------------------------------------------------------------------------------------
Cash Flow for Year                                               74,483               (4,497)              (25,769)
Cash and Cash Equivalents at Beginning of Year                   12,125               17,972                44,118
Effect of Exchange Rate Changes on Cash                              69               (1,350)                 (377)
---------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $  86,677            $  12,125              $ 17,972
=====================================================================================================================
Supplemental disclosures:
   Interest paid (net of amount capitalized)                  $  18,098            $  14,242              $  9,180
   Income taxes paid (net of refunds)                            49,989               34,370                66,718
   Value of shares issued upon acquisition of Gelman                 --                   --               267,615
=====================================================================================================================

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Pall Corporation and Subsidiaries
                     (In thousands, except per share data)

Accounting Policies and Related Matters

The Company

The Company manufactures and markets filtration and separation products and systems throughout the world to a diverse group of customers within four markets -- Medical, BioPharmaceuticals, Aeropower and Fluid Processing.

The Company's fiscal year ends on the Saturday closest to July 31, except that the Company's foreign subsidiaries are on a July 31 fiscal year. The years ended July 31, 1999, August 1, 1998 and August 2, 1997 each comprise 52 weeks.

Presentation and Use of Estimates

The financial statements of the Company are presented on a consolidated basis with its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments (which are less than 20% owned) are considered available-for-sale securities; as such, these investments are carried at fair value. Unrealized gains and losses on these securities are reported as a separate component of stockholders' equity, until realized. Realized gains and losses are recognized in earnings upon sale.

To prepare the Company's financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries have been translated into U.S. dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average rates. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in income. Transaction gains (losses) in fiscal years 1999, 1998 and 1997 amounted to $2,893, $(1,075) and $(2,108), respectively.

The equity in, and advances to, foreign subsidiaries approximately totaled $232,000 and $306,000 at July 31, 1999 and August 1, 1998, respectively.

Cash and Cash Equivalents

All financial instruments purchased with a maturity of three months or less, other than investments held in Puerto Rico, are considered cash equivalents. Cash equivalents are held until maturity.

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

The Company periodically reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Revenue Recognition

Revenue is recognized when a product is shipped or a service is performed.

Stock Options

Stock option plans are accounted for using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations. Accordingly, no compensation expense is recognized when options are granted. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company decided to retain the accounting prescribed by APB No. 25 for its stock option plans and to present the SFAS No. 123 information in the footnotes to its financial statements.

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

Earnings Per Share

The consolidated statements of earnings present basic and diluted earnings per share. Basic earnings per share is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share considers the potential effect of dilution on basic earnings per share assuming exercise of all stock options that meet certain criteria.

Acquisitions

Effective January 1, 1998, the Company acquired all the outstanding capital stock of the Swiss holding company Argentaurum AG, including its Rochem subsidiaries ("Rochem"). Rochem manufactures and sells proprietary advanced design reverse osmosis nanofiltration and ultrafiltration systems for treating and desalinizing sea water, purifying landfill leachate and other municipal and industrial wastewater applications. This acquisition was accounted for under the purchase method of accounting and, accordingly, the operations of Rochem are included in the Company's financial statements from the date of acquisition. The purchase price of approximately $63,000 exceeded the fair market value of the net assets acquired by approximately $49,000. The Company wrote off $27,000 of the excess purchase price attributable to in-process research and development acquired and the remaining amount was allocated to goodwill and patents. The acquisition of Rochem would not have materially affected the financial statements of the Company had the results of operations been included in the Company's financial statements of prior years.

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

Restructuring and Other Charges

During the third quarter of fiscal 1999, the Company announced and implemented a plan to restructure its operations with targeted payroll and expense cost reductions of over $50 million per annum. The Company initiated the restructuring to bring operating costs in line with reducing gross margins. The major restructuring details included:

o consolidation of European inventory warehousing and distribution functions

o restructuring of Japanese operations

o relocation and consolidation of certain manufacturing operations

o rationalization of the research and development and scientific and laboratory services functions

o realignment of the Medical division sales forces

o reduction in corporate costs

As a result of the restructuring, the Company's global work force will be reduced by approximately 500 people. As of July 31, 1999, 450 employees were terminated, with the remaining terminations expected to occur before the end of the calendar year. Upon consolidation of the European inventory warehousing and distribution functions and restructuring of the Japanese operations, the Company identified excess inventory that could not be sold within the normal product life cycle. Consequently, the Company wrote off inventory of $13,811. The total cost related to all restructuring related activities resulted in a charge of $43,912 in the third quarter.

Along with the restructuring, the Company performed a comprehensive review of its business. Across all business lines the review identified instances where certain products have been superseded by newer products, and some excess inventory resulting from competitive conditions and adverse changes in product demand. As a result, the Company wrote off $6,969 in inventory and provided an incremental reserve of $3,958 to reflect current market conditions and shorter product life cycles. The review also identified write-downs of $26,961 on certain fixed and other assets, principally to provide for the impairment of certain patents and licenses that are not fully recoverable due to lower than anticipated market potential; and, to reflect further impairment of land and building held for sale and write-off of certain redundant fixed assets that are no longer used.

The Company continues the clean-up of contaminated water at its Ann Arbor, Michigan facility that began in fiscal 1998. Costs incurred during this year indicate that the anticipated future costs for remediation will exceed the estimate originally established. As a result, the reserve for future environmental remediation costs was increased by $6,000.

A summary of the restructuring and other charges included in the third quarter of fiscal 1999 is presented below.

                                                          Other
                                        Restructuring    Charges       Total
-----------------------------------------------------------------------------
Severance                                  $18,243       $    --      $18,243
Fixed asset write-offs                       4,977        14,208       19,185
Other asset write-offs                          --        12,753       12,753
Lease termination costs                      2,877            --        2,877
Environmental                                   --         6,000        6,000
Other                                        4,004         1,633        5,637
-----------------------------------------------------------------------------
Subtotal                                    30,101        34,594       64,695
Inventory write-down                        13,811        10,927       24,738(a)
-----------------------------------------------------------------------------
Total pretax charges                       $43,912       $45,521      $89,433
=============================================================================
Cash                                       $25,124       $ 7,633      $32,757
Non-cash                                    18,788        37,888       56,676
-----------------------------------------------------------------------------
Total                                      $43,912       $45,521      $89,433
=============================================================================
(a) Amount included in cost of sales; $21 million of inventory was identified for scrap ($16 million has been scrapped and the remaining $5 million will be scrapped by the end of the calendar year).

At the end of fiscal 1999 approximately $9,500 of accruals related to current year's restructuring and other charges (excluding environmental matters) are reflected on the balance sheet. These accruals relate primarily to severance, lease and distributor termination obligations pertaining to the consolidation of European inventory warehousing and distribution functions. This restructuring is expected to be completed by the end of the calendar year.

During the third quarter of fiscal 1999, the Company adopted the AICPA's Statement of Position 98-5, Reporting the Costs of Start-Up Activities, retroactive to the beginning of the fiscal year. As a result, previously capitalized start-up costs of approximately $5,767 were expensed and recorded in cost of sales. The effect of adopting this statement resulted in a charge of $1,567 and $4,200 in the first and second quarters of fiscal 1999, respectively.

Other charges, net in fiscal 1998, included the $27,000 write-off in the third quarter, attributable to in-process research and development the Company acquired as part of the Rochem acquisition and one-time income of $13,500 in the second quarter of 1998 from Micron Separations Inc., which was found to have infringed the Company's Nylon Membrane patent. The one-time income from the patent litigation settlement is reported net of legal and professional fees related to the patent litigation; a settlement, including costs, of $2,500 with the Department of Defense concerning a long standing disagreement over a sale dating back nearly ten years and write-offs of $2,200 of inventory and equipment due to the acquisition of new technology.

In February 1997, the Company completed its merger with Gelman. The combined companies incurred merger-related expenses of $10,519. These expenses include amounts paid to investment advisors, attorneys, accountants, change in control payments to certain executive officers of Gelman and other incidental expenses related to the merger. Also, during the first quarter of fiscal 1997, Gelman paid $3,911 in connection with the termination of its proposed merger transaction with Memtec Ltd.

Upon consummation of the merger, the combined companies restructured their operations to streamline the manufacturing, sales and overhead functions. As a result, the combined companies recorded a charge of $19,645 in the third quarter of 1997.

Along with the Gelman restructuring, the Company performed a review of its existing business segments. In the Aeropower segment, the Company decided to further consolidate its U.S. production and operating facilities to maintain greater efficiency in manufacturing and overhead functions and to recognize inventory write-downs due to changes in demand. As a result, the Company recorded a charge of $6,114 in the third quarter. In the Health Care and Fluid Processing segments, the review identified certain products that have been superseded by the introduction of new products. As the gross margins on the older products continued to decline, the Company decided to write-down these products. The review also identified certain manufacturing, sales and overhead personnel who were made redundant. The total charge related to these items was $23,670, which the Company recorded in the third quarter of 1997. The Company also wrote down machinery and equipment and recorded a charge of $15,571 in the third quarter. Factors leading to the write-down were new product introductions, a decline in the gross margins of older products and inadequate cash flows. As a result of these actions, approximately 250 positions were made redundant.

On April 19, 1995, a jury verdict of $7,000 was rendered against the Company. The Company appealed the judgment; however, on April 9, 1997, the judgment was affirmed. The Company estimated that its obligation under the judgment, including insurance recoveries and legal costs, would be approximately $6,500. The judgment awarded was paid in the fourth quarter of fiscal 1997.

On May 9, 1997, Gelman received a permit from the State of Michigan to clean up contaminated water. The permit requires that all processed water discharged meet the standards set by the State. Based on the permit obtained from the State of Michigan and upon review of environmental issues at its other facilities, the Company recorded a charge of $10,000 in the third quarter.

A detailed summary of all the fiscal 1997 charges is given below.

                                 Gelman
                               Merger and
                              Restructuring     Other Charges
                                 Charges     Aeropower     Other       Total
-----------------------------------------------------------------------------
Merger-related
   expenses                      $14,430      $   --      $    --     $14,430
Asset write-offs                  11,662       2,625       15,571      29,858
Severance                          1,514         771        4,091       6,376
Environmental and legal               --          --       16,500      16,500
Other                              3,015         242        3,560       6,817
-----------------------------------------------------------------------------
Subtotal                          30,621       3,638       39,722      73,981
Inventory write-down               3,454       2,476       16,019      21,949(a)
-----------------------------------------------------------------------------
Total pretax charges             $34,075      $6,114      $55,741     $95,930
=============================================================================
Cash                             $18,003      $1,013      $22,688     $41,704
Non-cash                          16,072       5,101       33,053      54,226
-----------------------------------------------------------------------------
Total                            $34,075      $6,114      $55,741     $95,930
=============================================================================
(a) Amount included in cost of sales; all inventory has been scrapped.

The balance sheet at the end of fiscal 1998 does not include any accruals related to the fiscal 1997 restructuring and other charges with the exception of environmental matters.

Inventories
The major classes of inventory are as follows:
                                                            1999        1998
-----------------------------------------------------------------------------
Raw materials and components                             $ 77,092    $ 95,861
Work-in-process                                            25,127      24,168
Finished goods                                            103,648     107,225
-----------------------------------------------------------------------------
Total inventory                                          $205,867    $227,254
=============================================================================

Other Assets

Other assets consist of the following:
                                                            1999        1998
-----------------------------------------------------------------------------
Goodwill and other intangibles, net of
  accumulated amortization of
  $16,968 and $12,234, respectively                      $ 54,731    $ 55,037
Patents and trademarks, net of
  accumulated amortization of
  $15,782 and $19,340, respectively                        38,143      47,175
Investments                                                25,294      29,218
Benefits protection trust                                  28,726      29,001
Prepaid pension expenses                                   24,716      21,229
Intangible pension assets                                   5,192       4,129
Deferred income taxes                                      35,020      30,873
Other                                                      25,300      23,469
-----------------------------------------------------------------------------
Total                                                    $237,122    $240,131
=============================================================================

Goodwill and other intangibles represent the cost in excess of the tangible net assets of businesses acquired.

Patents and trademarks include costs related to successfully defending certain Pall patents, and expenditures made to register new patents and trademarks, as well as paid-up licenses for third-party patents.

Investments represent amounts the Company has invested in certain companies to form strategic alliances which will enable the Company to broaden its portfolio of products. In fiscal 1998, the Company entered into agreements with V.I. Technologies, Inc. ("VITEX"). VITEX is a leading developer of a broad portfolio of blood products and systems using its proprietary viral inactivation technologies. Under the terms of the agreements, the Company made payments aggregating $9,000 for a 7.5% interest in VITEX' common shares and the companies agreed to share the costs to jointly develop VITEX' pathogen inactivation technology for red blood cells and platelets. The Company gets exclusive worldwide marketing and distribution rights to pathogen inactivation systems developed under the agreements. The agreements contemplate that the Company will make milestone-driven equity payments to VITEX of up to another $17,000 over five years at the then-current market price of VITEX common shares.

The Company completed the sale of its Well Technology Division to Oiltools International Limited ("Oiltools") during the third quarter of fiscal 1999. Coincident with this transaction, Oiltools was recapitalized. The recapitalization resulted in a loss of control and, as such, the Company no longer accounts for its investment in Oiltools under the equity method. The sales transaction was not material to the Company's financial statements.

The benefits protection trust was established for the purpose of satisfying certain previously unfunded pension obligations, in the event of a change of control of the Company. The July 31, 1999 and August 1, 1998 balance sheets reflect related liabilities in the amounts of $31,300 and $31,452, respectively. The trust primarily holds investments in U.S. government obligations, debt obligations of corporations and financial institutions with high credit ratings and equity mutual fund shares. The Company considers investments held in the trust to be available-for-sale securities. Contractual maturity dates range from 1999 - 2029.

Pertinent information related to the trust for fiscal years 1999, 1998 and 1997 follows:

                                                 1999        1998         1997
-------------------------------------------------------------------------------
Annual contributions                           $ 2,286     $ 4,241      $ 1,319
Total purchases                                 16,836      49,477       49,357
Total proceeds from sales                       21,603      53,438       51,632
Net gains (losses) recognized                      228         (29)         (18)
===============================================================================

Prepaid pension expenses represent the non-current amounts arising from the excess of cumulative employer contributions and earnings thereon, over accrued net pension expenses.

Intangible pension assets represent, for certain domestic pension arrangements, the excess of unfunded accumulated benefits over unrecognized prior service costs. The July 31, 1999 and August 1, 1998 balance sheets reflect additional long-term pension liabilities of $8,172 and $10,379, respectively, and a reduction in stockholders' equity, net of deferred tax benefits, of $1,937 and $4,062, respectively.

Notes Payable and Long-Term Debt

At July 31, 1999, the Company had lines of credit totaling approximately $515,000, of which $301,647 in notes payable had been drawn. Such lines of credit do not represent legal commitments on the parts of the financial institutions and no compensating balances are required. The weighted average interest rates at the end of fiscal 1999 and 1998 were 5.1% and 5.4%, respectively.

Long-term debt consists of:

                                                            1999        1998
-----------------------------------------------------------------------------
1.00% - 2.6% bank loans in Japan,
   due through 2004                                      $ 78,379    $ 43,872
7.23% term loan, due on June 30, 1999                          --      20,000
6.31% bank loan, due through 2002                          26,000      34,000
5.99% bank loan, due through 2003                          37,500      47,500
7.38% sale-and-leaseback obligation,
   due through 2001                                         6,525      10,052
5.89% Industrial development bonds due
   on July 1, 2004                                          4,415       4,415
7.5% note payable-- State of Michigan
   due through January 6, 2002                                319         425
Capitalized leases, 11.25% to 11.4% due in
   varying amounts through the year 2005                    1,106       1,469
Other                                                          77          28
-----------------------------------------------------------------------------
Total long-term debt                                      154,321     161,761
Less: current portion                                      37,506      50,292
-----------------------------------------------------------------------------
Long-term debt, net of current portion                   $116,815    $111,469
=============================================================================

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

The aggregate annual maturities of long-term debt during the fiscal years 2000 through 2004 are approximately as follows: 2000, $37,506; 2001, $74,190; 2002,
$21,023; 2003, $12,887; and 2004, $8,628.

Interest expense for 1999, 1998 and 1997 amounted to $18,416, $13,329 and $9,556, respectively. Interest income for 1999, 1998 and 1997 amounted to $5,401, $5,459 and $6,720, respectively.

Income Taxes

The components of earnings before income taxes are as follows:

                                                 1999        1998         1997
-------------------------------------------------------------------------------
Domestic operations                            $(7,716)   $ 51,899      $ 4,581
Foreign operations                              66,620      83,086       81,546
-------------------------------------------------------------------------------
Total                                          $58,904    $134,985      $86,127
===============================================================================

The provisions for income taxes consist of the following items:

                                                 1999        1998         1997
-------------------------------------------------------------------------------
Current:
   Federal and Puerto Rico                    $  1,431    $ 34,156     $ 13,491
   State                                           900       1,500          500
   Foreign                                      21,200      25,628       27,454
-------------------------------------------------------------------------------
Total                                           23,531      61,284       41,445
-------------------------------------------------------------------------------
Deferred:
   Federal and Puerto Rico                     (14,873)    (19,662)     (23,829)
   Foreign                                      (1,261)       (270)       1,193
-------------------------------------------------------------------------------
Total                                          (16,134)    (19,932)     (22,636)
-------------------------------------------------------------------------------
Total income tax expense                      $  7,397    $ 41,352     $ 18,809
===============================================================================

A reconciliation of the provisions for income taxes follows:

                                                 1999        1998         1997
-------------------------------------------------------------------------------
                                                 % of        % of         % of
                                                Pretax      Pretax       Pretax
                                               Earnings    Earnings     Earnings
-------------------------------------------------------------------------------
Computed "expected" tax expense                  35.0%       35.0%        35.0%
Tax benefit of Section 936
   Puerto Rico operations                        (6.4)       (2.2)        (9.0)
Federal tax credits and other effects            (0.8)         --         (0.6)
Change in valuation allowance                      --        (0.8)         2.7
In-process research and development
   write-off, foreign                              --         7.0           --
Foreign income and withholding taxes,
   net of U.S. foreign tax credits              (16.2)       (9.1)        (6.7)
State income taxes, net of Federal
   income tax benefit                             1.0         0.7          0.4
-------------------------------------------------------------------------------
Total and effective tax rate                     12.6%       30.6%        21.8%
===============================================================================

The Company has two Puerto Rico subsidiaries that are organized as "possessions corporations" as defined in Section 936 of the Internal Revenue Code. In fiscal 1997, both 936 corporations elected to change from the so-called "percentage limitation" to the so-called "economic-activity limitation" in computing the allowable credit against their underlying U.S. tax liability. The former limitation restricts the credit to a stipulated percentage of their pre-credit U.S. tax liability. The latter equates the credit to the sum of three separate gauges of activity, by far the most significant of which to the companies is 60% of qualified possession wages and fringe benefits. The exemption from Puerto Rico income tax remains at 90%. Repatriation of these earnings results in the imposition of a withholding tax of no more than 10%.

A third Puerto Rico entity, initially incorporated under Puerto Rico law in November 1996, has, since August 1998, operated as a branch of a wholly-owned controlled foreign corporation (CFC) of the Company. Under U.S. tax principles, the earnings of a CFC are normally subject to U.S. tax only upon repatriation. In the reconciliation of the computed "expected" tax expense to the total and effective tax rate, outlined above, the "benefit" attributable to this subsidiary is combined with the effects of other controlled foreign corporations.

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

The tax effects of temporary differences and loss carry-forwards that give rise to significant portions of the net deferred tax asset at July 31, 1999 and August 1, 1998 are as follows:

                                                            1999        1998
-----------------------------------------------------------------------------
Deferred tax asset:
   Tax loss and tax credit carry-forwards                $ 43,765    $ 34,068
   Inventories                                             11,332       9,331
   Pension liabilities                                     17,682      16,358
   Accrued expenses                                        12,215      10,723
   Other                                                    6,184       2,709
-----------------------------------------------------------------------------
Gross deferred tax asset                                   91,178      73,189
   Valuation allowance                                     (1,450)     (1,450)
-----------------------------------------------------------------------------
Net deferred tax asset                                     89,728      71,739
-----------------------------------------------------------------------------
Deferred tax liability:
   Plant and equipment                                    (34,471)    (37,601)
   Pension assets                                          (6,264)     (5,438)
   Other                                                   (1,793)     (3,426)
-----------------------------------------------------------------------------
Total deferred tax liability                              (42,528)    (46,465)
-----------------------------------------------------------------------------
Net deferred tax asset                                   $ 47,200    $ 25,274
=============================================================================

There has been no change in the valuation allowance as of July 31, 1999 versus the prior year. In evaluating the reasonableness of the valuation allowance, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Ultimately, the realization of deferred tax assets is dependent upon generation of future taxable income during those periods in which temporary differences become deductible and/or credits can be utilized. To this end, management considers the level of historical taxable income, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. Based on these considerations, and the indefinite carry-forward availability of certain deferred tax credits (principally related to alternative minimum tax), management believes it is more likely than not that the Company will realize the benefit of these items, net of the July 31, 1999 valuation allowance.

United States income taxes have not been provided on the retained earnings of foreign subsidiaries (including the Puerto Rico CFC referred to above), which totaled $149,000, at July 31, 1999 ($202,000 at August 1, 1998). Foreign
subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. A portion of such earnings will however be permanently reinvested and any additional U.S. taxes arising from the repatriation of earnings available for distribution, less applicable credits for taxes paid abroad, would not be material.

Other Non-Current Liabilities

This consists primarily of accruals for deferred compensation plans and arrangements, the benefits of which are, and will continue to be, paid to covered officers and employees. Also included are accruals for environmental remediation costs.

Common Stock

Shareholder Rights Plan

In 1989, the Board of Directors adopted a Shareholder Rights Plan. Under the Plan, as amended April 20, 1999, one right is attached to each outstanding share of the Company's common stock. Each right, when it becomes exercisable, will entitle the registered holder to purchase one share of the Company's common stock at an initial exercise price of $80 per share, subject to adjustment in certain events. The rights will become exercisable and will trade separately from the common stock (1) ten days after any person or group acquires 20% or more of the Company's outstanding common stock (an Acquiring Person), or (2) ten business days after any person or group commences or announces a tender offer for 20% or more of the outstanding common stock. If any person or group becomes an Acquiring Person, each holder of a right, other than rights owned by the Acquiring Person, would thereafter be entitled, upon exercise of the right at the exercise price, to receive a number of shares of common stock of the Company having a market value at that time of twice the exercise price of the right. Alternatively, the Board of Directors could exchange the rights not owned by the Acquiring Person for common stock at an exchange ratio of one share of common stock per right. In addition, if the Company is acquired in a merger or other business combination, or 50% or more of its consolidated assets or earning power are sold, each holder of a right would thereafter be entitled, upon exercise of the right at the exercise price, to receive a number of shares of the most powerful voting capital stock of the acquiring company which at the time of the business combination or sale had a market value of twice the exercise price of the right.

The rights will expire on December 1, 2009, unless earlier redeemed. The rights are redeemable by the Board of Directors for one-third of a cent per right at any time until a person or group becomes an Acquiring Person.

Stock Repurchase Programs

On October 6, 1997, the Company's Board of Directors authorized the expenditure of up to $150,000 to repurchase shares of the Company's common stock. In the current fiscal year, the Company purchased 1,796 shares at an aggregate cost of $40,204. In fiscal 1998 the Company bought 3,928 shares at an aggregate cost of $84,998.

Repurchased shares are held in treasury for use in connection with the exercise of options granted under the Company's stock option plans, and for general corporate purposes. At July 31, 1999, the Company held 3,748 treasury shares.

Stock Purchase Plans

In June 1999, the Board of Directors approved two plans (a management stock purchase plan -- MSPP and an employee stock purchase plan -- ESPP) which enable employees of the Company to purchase Company stock. Participation in the MSPP is limited to certain executives as designated by the Compensation Committee of the Board of Directors, which also established common stock ownership targets for participants. Participation in the ESPP is available to all employees except those who are included in the MSPP. Both plans are subject to shareholders' approval.

Incentive Compensation Plan

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. The aggregate amounts charged to expense in connection with the plan were $8,900, $7,200 and $6,800 for fiscal years 1999, 1998 and 1997, respectively.

Stock Option Plans

The Company has adopted several plans that provide for the granting of stock options to officers, employees and non-employee directors at option prices equal to the market price of the common stock at date of grant. The forms of option adopted provide that the options may not be exercised within one year from the date of grant, and expire if not completely exercised within five years from the date of grant. For the most part, in any year after the first year, the options can be exercised only up to 25% of the shares subject to the option, computed cumulatively.

                                                            1999        1998
-----------------------------------------------------------------------------
Options exercisable                                         2,395       3,409
Options available for grant                                 1,454         416
=============================================================================

Changes in the options outstanding during fiscal years
1997, 1998 and 1999 are summarized in the following table:

                                                                  Weighted
                                    Number of        Price         Average
                                     Options         Range          Price
---------------------------------------------------------------------------
Balance-- August 3, 1996              7,191     $ 2.60 - 27.25     $19.34
  Fiscal 1997:
    Options granted                     137      17.53 - 26.75      21.77
    Options exercised                (1,926)      2.60 - 24.25      16.12
    Options terminated                 (158)      2.81 - 26.06      19.84
---------------------------------------------------------------------------
Balance-- August 2, 1997              5,244       2.60 - 27.25      20.58
  Fiscal 1998:
    Options granted                   3,081      19.88 - 21.28      20.40
    Options exercised                  (488)      2.60 - 21.33      15.36
    Options terminated                 (198)     10.63 - 24.25      21.94
---------------------------------------------------------------------------
Balance-- August 1, 1998              7,639       2.60 - 27.25      20.81
  Fiscal 1999:
    Options granted                   3,313      17.38 - 25.66      17.81
    Options exercised                (2,211)      2.64 - 24.25      18.22
    Options terminated                 (432)      5.45 - 26.44      20.98
---------------------------------------------------------------------------
Balance-- July 31, 1999               8,309     $ 2.60 - 27.25     $20.29
===========================================================================

As of July 31, 1999, 9,763 shares of common stock of the Company were reserved for the exercise of stock options. To the extent treasury shares are used to satisfy option exercises, these reserved shares will not be issued.

Using the Black-Scholes option-pricing model, the disclosures required under SFAS No. 123 are as follows:

                                                 1999        1998         1997
-------------------------------------------------------------------------------
Average fair value of options granted           $ 5.20      $ 4.90       $   --
Valuation assumptions:
  Expected dividend yield                          3.0%        3.0%          --
  Expected volatility                             35.0%       25.0%          --
  Expected life (years)                              5           5           --
  Risk-free interest rate                          5.6%        5.9%          --
===============================================================================
Pro forma effect
  Reduction in net earnings                     $5,700      $2,721       $2,576
  Reduction in earnings per share,
   basic and diluted                            $ 0.05      $ 0.02       $ 0.02
===============================================================================

The above calculations reflect only the impact of grants since the beginning of fiscal 1996, and reflect only the compensation expense that the Company would amortize over the vesting period of the grants. In future years, therefore, the pro forma effect on net earnings and earnings per share may differ from those shown above.

Pension and Profit Sharing Plans and Arrangements

Pension Plans

The Company adopted SFAS No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, which revises disclosures about pensions and other postretirement benefits and requires presentation of information about such plans in a standardized format. The Statement addresses disclosure only. It does not address liability measurement or expense recognition. There was no effect on the Company's financial statements as a result of adopting SFAS No. 132.

The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. Pension costs charged to operations totaled $14,162, $12,414 and $10,739 in fiscal years 1999, 1998 and 1997, respectively.

The Company's pension plans provide benefits based on salary and length of service. Funding policy for domestic plans is in accordance with ERISA funding standards; for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments.

The following table reflects the change in benefit obligations and change in plan assets for the Company's defined benefit pension plans:

                                                              U.S. Plans              Foreign Plans
-----------------------------------------------------------------------------------------------------
                                                           1999        1998         1999        1998
-----------------------------------------------------------------------------------------------------
Change in Benefit Obligation
  Benefit obligation-- beginning of year                $106,232    $ 87,098     $ 86,134    $ 76,720
  Service cost                                             5,974       4,365        6,114       5,307
  Interest cost                                            7,244       6,720        6,160       5,136
  Plan participant contributions                              --          --        1,740       2,094
  Plan amendments                                          3,222       3,726           --         247
  Actuarial (gain) loss                                   (7,212)     10,172        7,968       1,227
  Total benefits paid                                     (6,350)     (5,849)      (4,014)     (1,973)
  Effect of exchange rates                                    --          --        2,419      (2,624)
-----------------------------------------------------------------------------------------------------
  Benefit obligation-- end of year                      $109,110    $106,232     $106,521    $ 86,134
=====================================================================================================
Change in Plan Assets
  Fair value of plan assets-- beginning of year         $ 69,109    $ 61,572     $116,448    $101,127
  Actual return on plan assets                            10,374       9,961        9,991      12,615
  Company contributions                                    3,491       3,425        4,529       4,852
  Plan participant contributions                              --          --        1,740       2,086
  Benefits paid from plan assets                          (6,350)     (5,849)      (4,014)     (1,973)
  Effect of exchange rates                                    --          --        1,225      (2,259)
-----------------------------------------------------------------------------------------------------
  Fair value of plan assets-- end of year               $ 76,624    $ 69,109     $129,919    $116,448
=====================================================================================================
Funded Status                                           $(32,486)   $(37,123)    $ 23,398    $ 30,314
  Unrecognized actuarial (gain) or loss                  (10,601)      2,379      (13,428)    (21,077)
  Unrecognized prior service cost                          7,986       5,553          341         380
  Unrecognized transition (asset) or obligation           (1,401)     (1,567)      (1,624)     (2,168)
-----------------------------------------------------------------------------------------------------
  Net amount recognized                                 $(36,502)   $(30,758)    $  8,687    $  7,449
=====================================================================================================
Amount recognized in the balance sheet consists of:
  Prepaid benefit                                       $     --    $     --     $ 24,716    $ 21,229
  Accrued benefit liability                              (44,674)    (41,137)     (16,029)    (13,780)
  Intangible asset                                         5,192       4,129           --          --
  Accumulated other comprehensive income                   2,980       6,250           --          --
-----------------------------------------------------------------------------------------------------
  Net amount recognized                                 $(36,502)   $(30,758)    $  8,687    $  7,449
=====================================================================================================
Plans with accumulated benefit obligations in excess
  of plan assets consist of the following:
  Accumulated benefit obligation                        $ 31,300    $ 31,452     $ 10,312    $ 11,476
  Projected benefit obligation                            38,711      38,729       12,010      13,422
  Plan assets at fair value                                   --          --           --          --
=====================================================================================================

Net periodic benefit costs for the Company's defined benefit pension plans include the following components:

                                                                     U.S. Plans                          Foreign Plans
-------------------------------------------------------------------------------------------------------------------------------
                                                             1999       1998         1997        1999         1998        1997
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                              $ 5,974     $ 4,365      $ 3,949     $ 6,114      $ 5,307     $ 4,346
Interest cost                                               7,244       6,720        6,051       6,160        5,136       5,039
Expected return on plan assets                             (6,023)     (5,101)      (3,875)     (8,449)      (7,163)     (6,765)
Amortization of prior service cost                            789         652          478          39           39          21
Amortization of net transition asset                         (166)       (166)        (166)       (551)        (554)       (547)
Recognized actuarial loss (gain)                            1,417       1,254        1,009          16         (235)       (265)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                 $ 9,235     $ 7,724      $ 7,446     $ 3,329      $ 2,530     $ 1,829
===============================================================================================================================

The following table provides the weighted average assumptions used to determine plan liabilities and expense:

                                                                     U.S. Plans                          Foreign Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                        1999       1998         1997         1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                         7.50%       7.00%        7.50%     2.50 - 6.50%   2.50 - 7.50%   3.50 - 8.50%
Expected long-term rate of return on plan assets      10.00%      10.00%        9.00%     4.50 - 7.00%   4.50 - 7.75%   4.50 - 9.00%
Rate of compensation increase                          4.75%       4.75%        4.75%     2.50 - 3.00%   2.30 - 4.50%   3.00 - 5.50%
====================================================================================================================================

The Company and its subsidiaries also participate in certain pension plans primarily for the benefit of its employees who are union members. Contributions to these plans were $1,598, $2,160 and $1,464 for fiscal years 1999, 1998 and 1997, respectively.

Profit Sharing Plan

The Company's profit sharing and 401(k) plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The plan provides that, unless the Board of Directors decides otherwise, the Company contribute annually the lesser of (a) the amount which, when added to forfeitures for the year, equals 7.5% of the amount by which the consolidated net operating income before income taxes of the Company and its participating subsidiaries exceeds $500, or (b) the amount deductible for Federal income tax purposes. The expense associated with the plan for fiscal years 1999, 1998 and 1997 was $3,348, $4,581 and $5,207, respectively.

Other Comprehensive Income

During fiscal year 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, and has elected to report Comprehensive Income in the Consolidated Statement of Stockholders' Equity. The statement requires disclosures of the amount of income tax expense or benefit allocated to each component of other comprehensive income. The changes in the components of other comprehensive income (loss) are as follows:

                                                                1999                               1998
----------------------------------------------------------------------------------------------------------------------
                                                  Pretax      Tax Exp.      Net       Pretax     Tax Exp.       Net
                                                  Amount      (Credit)    Amount      Amount     (Credit)      Amount
----------------------------------------------------------------------------------------------------------------------
Unrealized translation adjustment               $ (1,966)    $   232     $(1,734)    $(5,545)    $  (149)     $(5,694)
Minimum pension liability adjustment               3,269      (1,144)      2,125         439        (153)         286
Unrealized investment (losses) gains             (12,780)      4,473      (8,307)      6,065      (2,115)       3,950
----------------------------------------------------------------------------------------------------------------------
                                                $(11,477)    $ 3,561     $(7,916)     $  959     $(2,417)     $(1,458)
======================================================================================================================


                                                            1997
----------------------------------------------------------------------------
                                                Pretax    Tax Exp.     Net
                                                Amount    (Credit)    Amount
----------------------------------------------------------------------------
Unrealized translation adjustment              $(7,692)     $910     $(6,782)
Minimum pension liability adjustment               432      (151)        281
Unrealized investment (losses) gains               281      (105)        176
----------------------------------------------------------------------------
                                               $(6,979)     $654     $(6,325)
============================================================================

Contingencies and Commitments

In May 1997, Gelman received a permit to clean up contaminated water at its Ann Arbor, Michigan, facility. The permit requires that all processed water discharged meet the standards set by the State. Certain other facilities of the Company are also involved in environmental proceedings. The situations at these sites are similar, in that they relate to the acts of third parties and are not related to ongoing Company operations. The Company's insurers have been notified and are evaluating coverage. Based on the permit obtained from the State and upon review of the environmental issues at other facilities the Company decided to increase its environmental remediation reserves by an additional $10,000 and recorded a charge in the third quarter of fiscal 1997. The Company started the clean-up process at its Ann Arbor facility in fiscal 1998 and continues to do so. Costs incurred during the current fiscal year indicate that the anticipated future costs for remediation will exceed the estimate originally established. As a result, the reserve for future environmental remediation costs has been increased by an additional $6,000 in fiscal 1999. At the end of fiscal 1999, approximately $11,500 of accruals related to environmental matters are reflected on the balance sheet. In the opinion of management, the Company expects to be in substantial compliance with applicable environmental laws. Because regulatory standards under environmental laws are becoming increasingly stringent, there can be no assurance that future developments will not cause the Company to incur material environmental liabilities or costs.

The Company and its subsidiaries are subject to certain other legal actions that arise in the normal course of business. It is management's opinion that these other actions will not have a material effect on the Company's financial position.

The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $18,900 in 1999, $17,300 in 1998 and $17,600 in 1997. Future
minimum rental commitments at July 31, 1999 for all noncancelable operating leases with initial terms exceeding one year are $12,900 in 2000; $9,800 in 2001; $7,500 in 2002; $5,700 in 2003; $3,200 in 2004 and $1,200 thereafter.

The Company has employment agreements with its executive officers, the terms of which expire at various times through January 2003. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at July 31, 1999, excluding bonuses, was approximately $11,700.

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

Quarterly Financial Information

Unaudited quarterly financial information appears on page 45.

Market and Geographic Segment Information

In fiscal 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 supersedes previously issued segment reporting disclosure rules and requires the reporting of certain information about the Company's operating segments (markets) on a basis consistent with the way in which the Company is managed and operated. The segment disclosures for prior years have been restated to the extent practical. The Company manufactures and markets filtration and separation products and systems throughout the world in four principal markets -- Medical, BioPharmaceuticals, Aeropower and Fluid Processing, each managed by a worldwide business leader.

The Company's underlying accounting records are maintained on a legal entity basis for statutory and public reporting purposes. Most of the legal entities operate in more than one market. For internal reporting purposes the Company has historically categorized sales in sub-markets within its four principal markets; however, the Company does not categorize other SFAS No. 131 disclosures by sub-markets within its four principal markets. Nor does the Company manage and categorize all assets within its Health Care market between its Medical and BioPharmaceuticals markets. Depreciation and amortization of shared productive assets are allocated to Medical and BioPharmaceuticals markets based on estimated usage. Prior to 1998, the Company did not determine operating profit for its Medical and BioPharmaceuticals markets. Certain assets managed at the corporate level, including property and equipment, intangible assets and investments are not allocated to the identifiable markets, accordingly, operating profits for markets exclude general corporate expenses. The Company also does not use restructuring and other charges to measure and evaluate operating profitability by markets.

Market Segment Information

-------------------------------------------------------------------------------
(In thousands)                                    1999        1998         1997
-------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
Blood                                       $  186,266  $  177,310   $  177,307
Critical Care                                   86,647      82,814       79,177
                                            -----------------------------------
   Medical                                     272,913     260,124      256,484
                                            -----------------------------------
BioPharmaceuticals                             238,313     210,077      206,690
Food and Beverage                               54,846      49,073       52,512
Specialty Materials                             39,570      35,052       39,692
                                            -----------------------------------
   BioPharmaceuticals                          332,729     294,202      298,894
                                            -----------------------------------
   Health Care                                 605,642     554,326      555,378
                                            -----------------------------------
Aerospace                                      135,543     124,449      110,784
Industrial Hydraulics                          131,415     134,041      132,423
                                            -----------------------------------
   Aeropower                                   266,958     258,490      243,207
                                            -----------------------------------
Microelectronics                                62,540      87,608       93,893
Industrial Process                             211,926     186,861      169,530
                                            -----------------------------------
   Fluid Processing                            274,466     274,469      263,423
                                            -----------------------------------
Total                                       $1,147,066  $1,087,285   $1,062,008
===============================================================================
Operating Profit:
Medical                                     $   72,459  $   68,986   $       --
BioPharmaceuticals                              57,602      45,132           --
                                            -----------------------------------
   Health Care                                 130,061     114,118      130,265
   Aeropower                                    64,040      60,982       57,300
   Fluid Processing                             37,771      46,531       50,683
                                            -----------------------------------
   Subtotal                                    231,872     221,631      238,248
Restructuring and other charges, net           (95,200)    (19,222)     (95,930)
General corporate expenses                     (64,753)    (59,554)     (53,355)
Interest expense, net                          (13,015)     (7,870)      (2,836)
                                            -----------------------------------
Earnings before income taxes                $   58,904  $  134,985   $   86,127
===============================================================================
Depreciation and Amortization:
Medical                                     $    7,396  $    7,867   $       --
BioPharmaceuticals                              20,408      20,924           --
                                            -----------------------------------
   Health Care                                  27,804      28,791       26,511
   Aeropower                                    10,937      10,809        9,466
   Fluid Processing                             20,743      19,900       16,012
                                            -----------------------------------
   Subtotal                                     59,484      59,500       51,989
Corporate                                        5,373       5,087        3,865
                                            -----------------------------------
Total                                       $   64,857  $   64,587   $   55,854
===============================================================================
Identifiable Assets:
Health Care                                 $  571,979  $  542,947   $  502,480
Aeropower                                      219,502     210,760      195,113
Fluid Processing                               306,661     292,403      276,627
                                            -----------------------------------
   Subtotal                                  1,098,142   1,046,110      974,220
Corporate                                      390,185     317,102      305,404
                                            -----------------------------------
Total                                       $1,488,327  $1,363,212   $1,279,624
===============================================================================
Capital Expenditures:
Health Care                                 $   38,473  $   43,234   $   46,165
Aeropower                                        8,335       9,414        8,544
Fluid Processing                                20,972      25,271       24,302
                                            -----------------------------------
   Subtotal                                     67,780      77,919       79,011
Corporate                                        3,416       7,202        9,594
                                            -----------------------------------
Total                                       $   71,196  $   85,121   $   88,605
===============================================================================

Geographic Segment Information

-------------------------------------------------------------------------------
(In thousands)                                    1999        1998         1997
-------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
Western Hemisphere                          $  509,191  $  515,295   $  501,214
Europe                                         455,088     397,880      368,767
Asia                                           182,787     174,110      192,027
                                            -----------------------------------
Total                                       $1,147,066  $1,087,285   $1,062,008
===============================================================================
Operating Profit:
Western Hemisphere                          $  108,118  $  115,317   $  116,077
Europe                                         106,924      91,670       91,817
Asia                                            18,289      14,974       27,131
Eliminations                                    (1,459)       (330)       3,223
                                            -----------------------------------
   Subtotal                                    231,872     221,631      238,248
Restructuring and other charges, net           (95,200)    (19,222)     (95,930)
General corporate expenses                     (64,753)    (59,554)     (53,355)
Interest expense, net                          (13,015)     (7,870)      (2,836)
                                            -----------------------------------
Earnings before income taxes                $   58,904  $  134,985   $   86,127
===============================================================================
Identifiable Assets:
Western Hemisphere                          $  554,450  $  550,091   $  523,012
Europe                                         394,095     374,810      314,680
Asia                                           163,247     133,622      149,484
Eliminations                                   (13,650)    (12,413)     (12,956)
                                            -----------------------------------
   Subtotal                                  1,098,142   1,046,110      974,220
Corporate                                      390,185     317,102      305,404
                                            -----------------------------------
Total                                       $1,488,327  $1,363,212   $1,279,624
===============================================================================

Export sales to unaffiliated customers by the Company's U.S. operations approximately totaled $63,000, $74,000, and $65,000 in fiscal years 1999, 1998 and 1997, respectively. The Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations.

Transfers between geographic areas are generally priced on the basis of a markup of manufacturing costs to achieve an appropriate sharing of the profit between the parties.

Quarterly Financial Information (Unaudited)

                                                           First       Second       Third       Fourth       Full
(In thousands, except per share data)                     Quarter     Quarter      Quarter     Quarter       Year
-------------------------------------------------------------------------------------------------------------------
1999(a)(b):
Net sales                                                $249,850    $278,255     $299,896    $319,065   $1,147,066
Gross profit                                              132,510     144,491      140,367     181,692      599,060
Earnings before income taxes                               17,740      20,738      (44,902)     65,328       58,904
Net earnings                                               13,461      15,974      (28,323)     50,395       51,507
Earnings per share
   Basic                                                     0.11        0.13        (0.23)       0.40         0.41
   Diluted                                                   0.11        0.13        (0.23)       0.40         0.41

1998(c):
Net sales                                                $237,351    $259,004     $289,171    $301,759   $1,087,285
Gross profit                                              131,740     143,620      166,380     171,686      613,426
Earnings (loss) before income taxes                        25,575      37,479       20,222      51,709      134,985
Net earnings (loss)                                        18,414      27,546        7,947      39,726       93,633
Earnings (loss) per share
   Basic                                                     0.15        0.22         0.06        0.32         0.75
   Diluted                                                   0.14        0.22         0.06        0.32         0.75
===================================================================================================================

(a) During the third quarter, the Company recorded $89,433 in restructuring and other charges (including $24,738 reflected in cost of sales), decreasing full-year basic and diluted earnings by 51 cents per share after pro forma tax effect.

(b) During the third quarter, the Company adopted the AICPA's Statement of Position 98-5, Reporting the Costs of Start-Up Activities, retroactive to the beginning of the fiscal year. Previously capitalized start-up costs of $1,567 and $4,200 in the first and second quarters of fiscal 1999, respectively, were expensed and recorded as cost of sales. This decreased full-year basic and diluted earnings by 3 cents per share after pro forma tax effect (1 cent and 2 cents per share in quarters one and two, respectively).

(c) Includes a one-time charge of $27,000 in the third quarter (decreased basic and diluted earnings per share by 22 cents, each) to write off in-process research and development related to the acquisition of Rochem, offset by $7,778 of other income, net, recorded in the second quarter (increased basic and diluted earnings per share by 4 cents, each after pro forma tax effect). These items reduced full-year basic and diluted earnings per share by 18 cents and 17 cents, after pro forma tax effect, respectively.

                     COMMON STOCK PRICES AND CASH DIVIDENDS

Pall Corporation's Common Stock is listed on the New York and London Stock Exchanges. The table below sets forth quarterly data relating to the Company's Common Stock prices and cash dividends declared per share for the past two fiscal years.

                                                                             Cash dividends
                                1999                    1998                per common share
----------------------------------------------------------------------------------------------
Price per share          High         Low         High         Low          1999         1998
----------------------------------------------------------------------------------------------
Quarter: First         $25.75       $19.56      $25.56       $19.50       $0.1550      $0.1400
         Second         26.63        21.63       22.25        19.44        0.1600       0.1550
         Third          23.25        15.75       21.75        19.38        0.1600       0.1550
         Fourth         22.81        17.25       22.63        19.38        0.1600       0.1550
==============================================================================================

There are approximately 6,900 holders of record of the Company's Common Stock.


                                 SIX-YEAR SALES

(In thousands)          1999       1998          1997        1996          1995         1994
----------------------------------------------------------------------------------------------
Health Care        $  605,642  $  554,326   $  555,378   $  570,835      $489,347     $437,324
Aeropower             266,958     258,490      243,207      235,075       212,806      179,508
Fluid Processing      274,466     274,469      263,423      266,523       224,173      178,979
----------------------------------------------------------------------------------------------
Total              $1,147,066  $1,087,285   $1,062,008   $1,072,433      $926,326     $795,811
==============================================================================================

                           SIX-YEAR FINANCIAL HISTORY

                       Pall Corporation and Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data and number of employees) 1999        1998         1997        1996         1995        1994
------------------------------------------------------------------------------------------------------------------------------------
Results for the Year:
Sales                                                      $1,147.1    $1,087.3     $1,062.0    $1,072.4     $  926.3    $  795.8
Cost of sales                                                 548.0       473.9        468.4       429.7        355.2       304.9
Selling, general and administrative expenses                  406.0       392.8        376.9       378.8        338.7       295.0
Research and development                                       56.5        58.5         53.8        53.8         50.6        46.2
Other charges, net                                             64.7        19.2(b)      74.0         2.8(d)      --           3.7(f)
Interest expense, net                                          13.0         7.9          2.8         3.6          4.1         3.4
Earnings before taxes                                          58.9(a)    135.0         86.1(c)    203.7        177.7       142.6
Income taxes                                                    7.4        41.4         18.8        60.9         51.8        38.8
Accounting changes                                               --          --           --          --         (0.8)(e)      --
Net earnings                                                   51.5        93.6         67.3       142.8        125.1       103.8
Earnings per share:
   Basic                                                       0.41        0.75         0.53        1.14         1.00        0.84
   Diluted                                                     0.41        0.75         0.53        1.13         1.00        0.84
Dividends declared per share                                   0.64        0.61         0.54        0.47         0.41        0.36
Capital expenditures                                           71.2        85.1         88.6        88.5         74.3        80.0
Depreciation                                               $   64.9    $  64.6      $  55.9     $  51.5      $  46.2     $  41.2
------------------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital                                            $  185.9    $  192.1     $  291.6    $  286.1     $  264.4    $  234.8
Property, plant and equipment, net                            507.0       520.6        504.0       498.0        460.5       426.8
Total assets                                                1,488.3     1,363.2      1,279.6     1,295.8      1,161.2     1,033.9
Long-term debt                                                116.8       111.5         62.1        54.4         74.3        75.9
Total Liabilities                                             757.7       597.6        454.8       498.8        450.6       416.2
Equity                                                     $  730.7    $  765.6     $  824.8    $  797.0     $  710.6    $  617.7
------------------------------------------------------------------------------------------------------------------------------------
Other Ratios and Statistics:
Net earnings (excluding other charges
   and accounting changes) as % of:
   Sales                                                       10.4        10.6         12.3        13.5         13.6        13.3
   Average total assets                                         8.3         8.8         10.1        11.8         11.5        10.6
   Average equity                                              15.9        14.5         16.1        19.2         18.9        18.0
Average shares outstanding:
   Basic                                                      124.3       125.1        126.3       125.1        124.6       123.9
   Diluted                                                    124.8       125.7        127.5       126.7        125.5       123.9
Equity per share                                           $   5.88    $   6.18     $   6.48    $   6.36     $   5.70    $   5.01
Number of employees at year-end                               8,600       8,900        8,500       8,500        7,300       7,000
Price range of stock during the year:
   High                                                    $  26.63    $  25.56     $  28.25    $  29.38     $  24.00    $  21.25
   Low                                                     $  15.75    $  19.38     $  20.75    $  19.63     $  15.75    $  13.63
====================================================================================================================================

(a) Includes restructuring and other charges of $89.4 million and a charge of $5.8 million as a result of adopting SOP 98-5 (Reporting the Costs of Start-Up Activities).

(b) Includes a one-time charge of $27.0 million to write off in-process research and development related to the Rochem acquisition, offset by $7.8 million of the other income, net.

(c) Includes a charge of $95.9 million related to Gelman merger, restructuring and other charges.

(d)Represents a charge related to Gelman's environmental remediation costs.

(e)Represents a decrease in net earnings as a result of adopting SFAS No. 112 (Employer's Accounting for Postemployment Benefits).

(f)Represents principally the cost of restructuring the German operations and of writing off a bad debt in the Aeropower operations.

                              CORPORATE DIRECTORY

Senior Officers

Eric Krasnoff
Chairman and Chief Executive Officer
Jeremy Hayward-Surry
President
John Adamovich
Chief Financial Officer,
Group Vice President and Treasurer

Senior Operating Officers

Steven Chisolm
Peter Cope
Charles Grimm
Clifton Hutchings
Erwin Kirnbauer
Paul Kohn
Akio Satake
Donald Stevens
Gerhard Weich
Marcus Wilson
Samuel Wortham

Board of Directors

Abraham Appel
Daniel J. Carroll, Jr.
Ulric Haynes, Jr.
John H.F. Haskell, Jr.
Jeremy Hayward-Surry
Eric Krasnoff
Dr. Edwin Martin, Jr.
Katharine Plourde
Chesterfield Seibert
Heywood Shelley
Alan Slifka
Dr. James Watson

Corporate Officers

Dr. Joseph Adiletta
Dr. Leonard Bensch
Jane Block
Thomas Bormann
Dr. Harvey Brandwein
Claude Broussy
Terry Flack
Stephen Geibel
Dr. Thomas Gsell
Dr. Richard Gutman
Richard Haas
Attila Herczeg
Patricia Iannucci
Sakae Isohata
Dr. Hyman Katz
Neil MacDonald
John Miller
William Palmer
Dr. John Pearson
Reed Sarver
Robert Simkins
Dr. Saied Tousi
Clarence Treppa
Dr. Barry Wenz
Charles Wolowitz

Mary Ann Bartlett, Secretary and
Assistant General Counsel
Gilbert Weiner, General Counsel

                             CORPORATE INFORMATION

Corporate Headquarters

2200 Northern Boulevard
East Hills, NY 11548-1289
Telephone 516.484.5400
Toll Free: 1.800.645.6532
Fax: 516.484.3529

Principal Plants

Cortland and Long Island, New York
Fort Myers, New Port Richey and Pensacola, Florida
Covina, California
Putnam, Connecticut
Northborough, Massachusetts
Ann Arbor, Michigan
Fajardo, Puerto Rico
Houston, Texas
Beijing, China
Hamburg, Germany
Tipperary, Ireland
Tsukuba, Japan
Ilfracombe, Newquay, Portsmouth and Redruth, United Kingdom

Auditors

KPMG LLP, Melville, New York

Registrar & Transfer Agent

Equiserve Trust Company, N.A.

The transfer agent is responsible for shareholder records, changes of address, stock transfers, changes of ownership, issuance of stock certificates, and distribution of dividends and IRS Forms 1099.

Requests concerning these matters are most efficiently answered by contacting:

Equiserve Trust Company, N.A.
P.O. Box 8218
Boston, MA 02266-8218
Telephone: 1.800.633.4236

The papers used in this annual report were manufactured in mills that use Pall filters in their paper machines.

Investor Relations

Investor relations inquiries should be directed to:

Pall Corporation
Diane Foster
25 Harbor Park Drive
Port Washington, New York 11050-4630
Telephone: 516 484.3600
Fax: 516.484.3649
E-mail: Diane_Foster@pall.com

Requests for financial materials: Telephone 1. 800. 205. 7255

Information on company results can be obtained through conventional press coverage, SEC filings or through Pall's Internet web site at http://www.pall.com.

Dividend Reinvestment Plan

Pall Corporation's Dividend Reinvestment Plan allows shareholders to reinvest dividends and invest additional cash to purchase Pall Corporation Common Stock. You must be a registered shareholder with a minimum of 50 shares in order to participate. For more information, contact Equiserve Trust Company, N.A., Pall's Transfer Agent, or Pall's Investor Relations Department.

Forward-Looking Statements

This annual report contains forward-looking statements that are based on current Company expectations and are subject to a number of factors that could cause actual results to differ materially. Such risks include, but are not limited to, fluctuations in foreign exchange rates, regulatory approval and market acceptance of new technologies, market demand, competitive pricing considerations and global and regional economic conditions and the Year 2000 issue discussed above in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Trademarks
All trademarks owned by Pall Corporation are shown in type form different from that of the surrounding text.

--------------------------------------------------------------------------------

                               Pall protects you.

--------------------------------------------------------------------------------

----
PALL  Pall Corporation
----
Corporate Headquarters
2200 Northern Blvd.
East Hills, New York 11548 USA

800.645.6532 toll free
516.484.5400 phone
516.484.3529 fax

Filtration. Separation. Solution.(SM)


Visit us on the web at www.pall.com
--------------------------------------------------------------------------------
Pall Corporation has offices and plants throughout the world in locations including: Argentina, Australia, Austria, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Poland, Puerto Rico, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, United Kingdom, United Stated and Venezuela. Distributors are located in all major industrial areas of the world.