Form 10-K, Exhibit 13
period 2000-07-29
PALL CORP
filed 2000-10-26
CIK 75829

                                   EXHIBIT 13



[LOGO]  Pall Corporation









Pall is
       everywhere









                                                              2000 Annual Report



Filtration. Separation. Solution.(sm)

                                [graphic omitted]

                                    where you
                                      work

                            http://www.pall.com/micro

                                [graphic omitted]

                                   where you
                                      play

                           http://www.pall.com/marine

                                [graphic omitted]

                                   where you
                                      heal

                            http://www.pall.com/blood

                                [graphic omitted]

                                    where you
                                      live

                            http://www.pall.com/water

                                [graphic omitted]

                                    where you
                                    discover

                           http://www.pall.com/biotech

                                [graphic omitted]

                                   where you
                                     click

                          http://www.pall.com/ecommerce

                              "Our vision is that


                               one day all fluids


                               will pass through


                               a Pall-engineered


                               membrane system."




                                                                   Eric Krasnoff
                                                                    Chairman and
                                                         Chief Executive Officer

Pall Corporation -- Serving Growing Markets Where Filtration is Essential and Critical

Pall Corporation's business is solving complex contamination problems. Every manufacturer, municipal water supplier, airline, laboratory, hospital and blood center is a potential Pall customer. Collectively they share a need to be profitable, efficient and environmentally responsible producers of high-quality products and services. Contamination is their common enemy. Left undetected or unchecked, it can destroy high-value products, raise warranty costs, shut down plants, violate government regulations, limit or slow innovation, and in certain markets, expose consumers to considerable health and safety risks. Its consequences can be measured in hard dollars.

Our vision is that one day all fluids will pass through a Pall-engineered membrane system. Pall is the broadest-based filtration, separations and purifications company in the world and serves more markets with more proprietary products than any other company in the $31 billion filtration industry. Yet our broad product offering is just one component of our strength. Of equal value to customers is our ability to select or design the optimal solution for their always vexing, sometimes unique, contamination challenges and then to work with them on their implementation.

We serve global customers in two major markets: Health Care and Industrial. Our business is organized around four market segments: BioPharmaceuticals, Medical, Aeropower and Fluid Processing. Pall's proprietary products are used to discover, develop and produce pharmaceuticals, produce safe drinking water, protect patients, enhance the quality and efficiency of manufacturing processes, keep equipment running efficiently and to protect the environment.

We actively seek only those applications in which Pall products can make a substantial difference to customers. Our commitment to the science of filtration is to continually push the envelope of what is possible -- testing the limits of scientific, technical and service achievement. Our employees are fervent in their determination to "always do what's right for the customer." This single strategic direction, above all others, is vital to our ongoing success.


Financial Highlights:

---------------------------------------------------------------------------------------------------------------------------
                                                                                                     Years Ended
                                                                                        ----------------------------------
(In thousands, except per share data)                                                   July 29, 2000        July 31, 1999
--------------------------------------------------------------------------------        -------------        -------------
Net Sales                                                                               $ 1,224,101          $ 1,147,066

Earnings Before Income Taxes                                                            $   188,404          $    58,904

Net Earnings*                                                                           $   146,636          $    51,507

Earnings Per Share*                                                                     $      1.18          $       .41

Total Assets at Year End                                                                $ 1,507,252          $ 1,488,327

Stockholders' Equity                                                                    $   761,306          $   730,664

Average Shares Outstanding                                                                  123,810              124,329

Equity Per Share Outstanding at Year End                                                $      6.18          $      5.88
---------------------------------------------------------------------------------------------------------------------------

*Excluding restructuring and other charges, net earnings in fiscal 2000 and 1999 were $154.4 million, or $1.24 per share, and $115.0 million, or 92 cents per share, respectively.

Eric Krasnoff
Chairman and                    [PHOTOS OMITTED]
Chief Executive Officer


Jeremy Hayward-Surry
President



Dear Fellow Shareholders:

Fiscal year 2000 saw broad improvement across virtually all fronts. We set our sights high and achieved or exceeded every goal we established. Sales increased about $100 million, or 8 1/2% in local currency. Excluding restructuring and other charges, earnings were up 34%. Return on equity moved from 14.8% to 20.6%. Operating profit surged from 19.7% to 22.5%. By most any measure, we had an excellent year.

But I am not satisfied. The ultimate measure of our success is the price of Pall stock and this has not appreciated in line with our performance. Our efforts are focused on rectifying this anomaly.

Fiscal 2000 was a year to consolidate the benefits of our March 1999 restructuring which included reductions in headcount and expenses totalling $50 million per annum. The positive effects of that restructuring continue to reverberate throughout the organization. This difficult and far-reaching effort brought Pall's SG&A and headcount in line with our opportunities. The effects were immediate and dramatic. Our focus in fiscal 2001 will be on top-line growth. Pall has tremendous margin leverage that will benefit from a ramp-up in sales.

There are major growth opportunities in each of our markets. For every technical revolution, there is a filtration revolution. It is the purity of raw materials and manufacturing processes that enable tomorrow's breakthrough products. Microelectronics is exemplary of this. Today's semiconductors would not exist without advanced filtration. Filtration is also integral to the discovery and production of life-saving drugs and to the production of safe drinking water, to name just a few. Let's look at a couple of examples.

There is no better place to start than blood banking. Pall blood filters for the removal of dangerous donor white cells are at the center of a medical revolution. Routine blood filtration is becoming the standard of care throughout the world. Most recently, Germany mandated routine filtration of all blood components, bringing the total number of countries with national filtration policies to ten. Thirteen others, including the US, are moving toward universal blood filtration without mandate. In the US, filtration has increased from 17% just two years ago, to nearly half today. The American Red Cross, which manages almost half of the US blood supply, has publicly stated its intention to filter all of its blood collections by the end of the year.

We now expect that all donor blood in the modern medical world will be filtered prior to transfusion by 2004. Our efforts to improve blood safety will not stop there. We are on track with our technology partner, V.I. Technologies, to be the first to commercialize pathogen inactivation technologies for red cells. Red cells are the most frequently transfused blood component and this project represents a $4 billion target of opportunity. The program has been cleared by the FDA to begin Phase II clinical trials. Coupled with Pall's leukocyte reduction technology, pathogen inactivation represents the most significant safety advance in the history of the world's blood supply.

Another blockbuster opportunity is in filtration of municipal drinking water. Numerous well-publicized contamination outbreaks, each with tragic consequences, underscore the fragile nature of drinking water, and the inadequacy of older technologies as treatment methods. Our advanced membrane filtration systems remove pathogens such as E coli, Cryptosporidium and Giardia from drinking water and are designed to meet the newest US EPA standards. The need for pure water also exists on-board ships and within hospital surgical and patient care units. Pall is making significant inroads into these new markets.

In an organization of our size and complexity, there are many small actions and initiatives that add up to big gains. That is certainly the case for us. We recently made three key strategic changes that opened up opportunities for many smaller, incremental improvements both in this past year and for years to come.


We set our sights
high and achieved or
exceeded every goal
we established.

Our markets are vibrant and
require the technical innovation
that is Pall's hallmark.


First, the development and consolidation of our global manufacturing structure is complete. We now have one global manufacturing company organized around market-focused divisions. We have strengthened Corporate Purchasing and Information Technology, and have developed a growing supply chain management competency to consolidate and support the activities of each of our manufacturing divisions. This will reduce Cost of Sales and greatly improve service levels in the years to come.

Cost of Sales trended down in the year despite modest inflation in many raw materials. Our efforts to attack costs are continuous. These include the compounding benefits from the new manufacturing organization. Beyond these improvements, we are also closing three manufacturing operations in fiscal 2001 and consolidating other operations. We took a modest restructuring charge of $11 million in our fourth quarter in connection with this effort. Savings totalling $10 million are expected to be achieved over two years.

The second contributor to fiscal 2000 was the reorganization of the BioPharmaceuticals segment. The Specialty Materials and Laboratory Products divisions were joined with the Critical Care (medical products excluding blood) division to create a new Critical Filtration focus within the Health Care Group. Serving an overlapping customer base with many common products, this new group is both more efficient internally and more potent competitively. The stand-alone BioPharmaceuticals Group is now focused fully on the pharmaceutical and nascent biotechnology markets and posted 10% local currency growth in the fourth quarter.

A key part of the BioPharmaceuticals segment realignment was the transfer of our Food and Beverage division into the Industrial group. Food and Beverage has been growing on the cusp of a successful initiative to apply our industrial systems know-how to the challenging filtration needs of this market. Moving Pall's industrial systems design and service under the umbrella of a global engineering group positions us as the most able supplier of filtration systems in our industry. This extensive re-engineering of our Systems business is a significant driver for improved profitability and increased sales. The last piece of our organizational puzzle was put in place in the first quarter of 2001 with the consolidation of the Aeropower and Fluid Processing groups under a common banner, Pall Industrial. The basic alignments of our Aeropower and Fluid Processing segments had not changed in 25 years. Yet our markets, products, distributors and, most fundamentally, our customers have. Putting them together improves our already formidable competitive position. Internally, it means more Pall people focused on selling more products to common customers with the full resources of Pall Corporation behind them. Externally, it delivers on the promise that customers have one-stop access to all Pall technologies and services. Our diversity of technologies and our size are sustainable competitive advantages. This realignment capitalizes on these strengths. We are now positioned to move forward with powerful Health Care and industrial businesses of roughly equal size.

Pall's Board of Directors is losing one of its stalwart contributors in November. Chet Seibert will retire after 49 years of service to Pall, first as an executive and for the past 29 years, as a Director. Chet has been an integral part of our success and we thank him for all of his efforts.

Dr. Edward Snyder has been nominated to join Pall's Board. Ed is a distinguished physician and blood banker. He is, among many honors, a past President of the American Association of Blood Banks, on the editorial board of the journal Transfusion, and the author or coauthor of hundreds of academic and research papers. He is one of those rare physicians equally at home in the halls of a hospital and in the halls of Congress. We are fortunate that he has agreed to be nominated to our Board.

We have set aggressive goals for fiscal 2001. In addition to continuing to focus on cost reduction programs, we are looking for local currency top-line growth in the range of 8-10%; for gross margins to remain at least the same; and to reduce SG&A at least 1% as a percentage of sales.

About one quarter of Pall's sales are in countries tied to the Euro. At current exchange rates, this could reduce our sales by close to 4%. Fortunately many of our costs in Europe are also reduced by a weak Euro. The weak British Pound also reduces our exposure as most Pall sales to Europe are manufactured in England. This provides a natural hedge and helps to preserve profitability. We are hopeful that recent support for the Euro will continue to reverse its decline.

The outlook for Pall is bright. Our balance sheet is strong. Our markets are vibrant and require the technical innovation that is Pall's hallmark. The new product pipeline is stocked and producing as at no time in our history. Our plan is working. Pall is clearly in the right place at the right time.




/s/ Eric Krasnoff
-------------------------------
Eric Krasnoff
Chairman and Chief Executive Officer

Pall At A Glance


                                Breakdown of Sales:                                Sales by Market Segment:
                                (amounts in millions)                              (amounts in millions)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                     71% BioPharmaceuticals           pie chart
                                                                                          2000 Sales: $237.2          omitted
                                                                                          1999 Sales: $238.3
[The following tables were depicted as a bar graph in the printed material]

Health Care:                    $332.7       $332.6              27%
BioPharmaceuticals                  99           00  (Percent of Company Revenue)
                                                                                     18% Food & Beverage
[GRAPHIC OMITTED]                                                                         2000 Sales: $59.7
                                                                                          1999 Sales: $54.8

                                                                                     11% Specialty Materials
                                                                                          2000 Sales: $35.7
                                                                                          1999 Sales: $39.6
--------------------------------------------------------------------------------------------------------------------------------

[The following tables were depicted as a bar graph in the printed material]

Health Care:                    $272.9       $298.4              25%                 29% Critical Care                pie chart
Medical                             99           00  (Percent of Company Revenue)         2000 Sales: $87.3           omitted
                                                                                          1999 Sales: $86.6
[GRAPHIC OMITTED]
                                                                                     71% Blood
                                                                                          2000 Sales: $211.1
                                                                                          1999 Sales: $186.3
--------------------------------------------------------------------------------------------------------------------------------

[The following tables were depicted as a bar graph in the printed material]

Industrial:                     $267.0       $270.9              22%                 49% Aerospace                    pie chart
Aeropower                           99           00  (Percent of Company Revenue)         2000 Sales: $134.1          omitted
                                                                                          1999 Sales: $135.6
[GRAPHIC OMITTED]
                                                                                     51% Industrial Hydraulics
                                                                                          2000 Sales: $136.8
                                                                                          1999 Sales: $131.4
--------------------------------------------------------------------------------------------------------------------------------

[The following tables were depicted as a bar graph in the printed material]

Industrial:                     $274.5       $322.2              26%                 32% Microelectronics             pie chart
Fluid Processing                    99           00  (Percent of Company Revenue)         2000 Sales: $103.7          omitted
                                                                                          1999 Sales: $62.6
[GRAPHIC OMITTED]
                                                                                     68% Industrial Process
                                                                                          2000 Sales: $218.5
                                                                                          1999 Sales: $211.9
--------------------------------------------------------------------------------------------------------------------------------

Market Description
--------------------------------------------------------------------------------
Pall BioPharmaceuticals provides critical filtration and drug validation services to traditional pharmaceutical customers and to the growing biotechnology industry. Producers of diagnostic tests and users of laboratory-scale filtration devices also use Pall products. Filtration applications within the biopharmaceuticals industry represent a $4 billion market opportunity.

Pall BioPharmaceuticals provides the broadest range of advanced filtration solutions for each critical stage of drug development and production, from the R&D lab through full-scale pharmaceutical production. Pall's products and regulatory support services enable pharmaceutical producers to reduce their product development times and costs and get important new drugs to patients faster. Growth is being fueled by the filtration- dependent biotechnology industry.

In this industry where nothing can be left to chance, Pall's record of product performance and innovation has earned the Company preferred supplier status among leading manufacturers the world over.

--------------------------------------------------------------------------------
Pall's Medical filters provide patients unparalleled protection from leukocyte and viral contamination, bacteria and particulates stemming from common medical therapies. Used extensively in blood centers and hospitals for patients requiring blood transfusions, open-heart surgery, organ transplants, dialysis, intravenous feeding and breathing therapy, they help to improve patient outcomes, shorten hospital stays and lower health care costs. Pall Medical represents a $6 billion business opportunity.

Blood filtration products are the Company's largest product family. Every three seconds, someone needs a blood transfusion. It is now widely accepted that leukocytes (white blood cells) in donor blood can cause serious medical complications. Clinical studies have shown that filtering out white cells reduces transfusion-related suppression of the immune system and helps protect against post-surgical infection. Based on medical risk and clinical benefits of filtration, hospitals and blood centers around the world have been converting to 100% filtered blood. Twenty-three countries are either already filtering all of their donor blood or moving toward this as a goal. Routine blood filtration is a legal requirement in many of them.

Pall offers the broadest range of advanced filtration products and support services to help blood centers meet the challenges of implementing routine, high-volume, blood filtration.

--------------------------------------------------------------------------------
Pall Aeropower, the Company's oldest business, supplies sophisticated filtration and fluid monitoring equipment to the aerospace industry for use on commercial and military aircraft, ships and land-based vehicles. Pall Aeropower also serves customers in power generation and automotive plants, paper mills, mines, and many other industrial markets. Pall products help to extend the useful life of fluids and systems, increase productivity and minimize waste for disposal. Collectively these markets represent a $3 billion global market.

We are working with the leading companies of the world planning the filtration and separations systems that will power and control the aircraft, ships and heavy duty equipment of tomorrow.

--------------------------------------------------------------------------------
Pall's Fluid Processing business is its most diverse and largest market opportunity at $18 billion. Here, Pall serves producers of oil, gas, electricity, chemicals, semiconductors, computer terminals, disc drives, thin film rigid discs, photographic film, food and beverages, municipal water, and others. Pall's wide range of sophisticated products enhance fluid purity by removing microscopic and larger contaminants that can devastate production equipment, product yields and quality.

Two major markets within this large segment are the semiconductor industry and the rapidly developing municipal drinking water market. Today's sophisticated computer chips would not exist without Pall's level of filtration. Pall's advanced products remove contaminants to the parts-per-trillion level, helping manufacturers to meet their twin goals of high product quality and yields.

Technologies that purify water for use and reuse represent one of the great business opportunities of the new century. Incredibly only 2% of Earth's water is fit for consumption. Tough new regulations governing drinking water standards are being implemented around the world and Pall has quickly become a leading player.

We develop new products in
step with the semiconductor
industry's furious pace of
innovation. One of them, the
PHOTOKLEEN EZD2 filter
assembly for photoresist
chemicals, minimizes waste
and operator exposure to
aggressive chemicals.

[GRAPHIC OMITTED]

Tsukuba, Japan

Pall Products Make
Semiconductors Possible

The semiconductors that power modern society would not exist without advanced filtration. Every 18 months, a new generation of chips brings additional requirements for filtration, separations and purification. With these contamination-sensitive chips expected to turn up nearly everywhere, this market represents one of Pall's greatest opportunities for growth both today and tomorrow.

Playing in this arena requires the ability to meet extraordinarily stringent technical requirements. As a result, very few do. To be a market leader requires continuously innovating, anticipating market trends well in advance, investing accordingly, and managing through its cycles.

The industry this year, returned to explosive growth. Pall's sales outpaced the industry, increasing 61 1/2% in local currency, and setting a new sales record from our previous industry high in 1997. With the latest cycle not yet at its peak, another strong year is expected. We used the prior downturn to strengthen customer relationships throughout the supply chain, develop a raft of new products, such as the INFUZOR membrane contactor, and the PHOTOKLEEN EZD2 filter assembly, and make productivity improvements. Our carefully executed strategy enabled us to remain profitable in the last downturn, and has strengthened us for the years ahead. We will continue to invest for the future as this filtration-dependent market is an indisputable engine of the modern world.

                                                       http://www.pall.com/micro
                                                       -------------------------

Pall Products Open
New Marine Markets

Innovation in aerospace, throughout manufacturing and in the large mobile equipment marketplace is on the rise. This is being driven by requirements for product quality and production efficiency, the tighter tolerances of sophisticated production equipment and by ever tightening environmental regulations. Pall's considerable experience in fuel, hydraulic and lubrication system filtration has become even more valuable to customers in these broad industrial markets.

Pall's 1998 acquisition of Rochem brought us into the shipboard water purification business with a new capability to convert salt water to potable water. What is now Pall's patented DISC-TUBE technology is the system of choice on yachts, cruise ships and naval ships around the world for the production of safe, dependable, virus-free drinking water.

Pall's Research and Development organization has built on the original technology to solve a critical problem plaguing the maritime industry, and with this, opened a large new market. Grey water is the soapy or greasy water from ship galleys, laundries and showers. Environmental regulations to protect fragile coastal ecosystems already limit its discharge, with more far reaching restrictions expected. Storing it on-board takes valuable space and paying to have it carted off once in port is expensive. Consider that an aircraft carrier generates as much as 350,000 gallons of grey water a day. Pall has recently delivered several grey water systems to new cruise ships and sees growing demand for this unique technology in the world's military and commercial marine markets.

                                                      http://www.pall.com/marine
                                                      --------------------------

[GRAPHIC OMITTED]

Portsmouth, United Kingdom

We sell water treatment
systems for use on-board
ships to produce safe,
virus-free drinking water.
Our DISC-TUBE technology
has also opened the opportunity
for us to protect fragile
coastal ecosystems.

[GRAPHIC OMITTED]

Fajardo, Puerto Rico

We make millions of
advanced filtration products
to help hospitals and blood
centers meet the challenges
of implementing routine,
high-volume blood filtration.

Pall Products Set
New Standards For
Blood Transfusions

Pall is leading the charge to filter the world's blood supply. We acted on our conviction that the medical community would adopt routine blood filtration as the standard for safer transfusions. Patients would also demand filtered blood as they became aware of avoidable health risks. Donor white cells are responsible for 90% of all transfusion complications. Clinical evidence proves that they transmit disease, predispose patients to infection and significantly add to medical costs.

Momentum began building two years ago when entire nations, leading blood centers and hospitals began to routinely filter donor blood. Today, 30% of the blood supply in the modern medical world is filtered and demand for Pall filters is exploding. Universal leukocyte reduction approaching 100% of the blood supply, is expected to be completed in North America, Europe and Japan by 2004. Improving standards of medical care in developing nations are creating additional opportunities for growth. Pall dominates this market with clinically proven blood filtration technology.

With a vision of an even safer blood supply, we are developing a system to detect bacteria in platelets, the second leading cause of transfusion-related deaths. We are also collaborating with V.I. Technologies on the development of pathogen inactivation technologies, or "sterile blood." This is the Holy Grail of blood safety. The Companies are working to become the first to market pathogen inactivation systems for red cells, the most frequently transfused blood component. Pathogen inactivation products for platelets are also in development.

                                                       http://www.pall.com/blood
                                                       -------------------------

Pall Products Produce High
Quality Drinking Water

A million people in the US alone become sick, and a thousand die every year from drinking contaminated water. Most at risk are the very young, the elderly and immunocompromised patients. While massive outbreaks make the news, most cases are isolated and do not. Conventional water treatment technologies struggle to meet strict new regulations governing water quality.

Pall targeted the municipal drinking water market four years ago when membrane filtration was virtually unknown. Sales have more than doubled each year since. Pall's ARIA brand water treatment systems have proven to produce the highest quality water at the lowest cost of ownership. Membrane filtration is emerging as the industry's new technology standard and Pall, which captured almost half of the US membrane business in fiscal 2000, is a major player. During the year, Pall R&D launched the SEPTRA CB cryptosporidium filter and the modular ARIA system for smaller communities.

Looking ahead, we can expect to see global regulators continue to promote increasingly strict standards for water safety and quality. In line with this, we are launching our now proven technologies worldwide.

                                                       http://www.pall.com/water
                                                       -------------------------
[GRAPHIC OMITTED]

Cortland, New York

We designed the ARIA
water treatment system so
that municipalities, both
large and small, can have
the highest quality drinking
water at an affordable price.

We develop products
that enable pharmaceutical
companies to get important
new drugs to patients
faster. Our MUSTANG
technology is a breakthrough
alternative to chromatography columns.

[GRAPHIC OMITTED]

Pensacola, Florida

Pall Products Are In The Race
To Cure Diseases

The pharmaceutical industry epitomizes the ideal Pall market. Global requirements for our products is continuous and growing. Regulatory requirements mandate filter use and performance. Customers are technically demanding and appreciate the importance of filters and the differences between them. New drugs are the industry's lifeblood, yet its ability to launch them hinges upon its technology partners' capacity to innovate alongside it. Barriers to entry are extraordinarily high and Pall, the industry's most versatile and trusted supplier, has earned very high market share.

While the traditional pharmaceutical industry provides Pall a steady revenue stream, the emerging biotechnology sector represents significant potential. Pall has made a number of strategic moves, including the acquisition of Gelman Sciences in 1997, which positioned us in the research laboratory, right at the heart of the new industry's development programs. New leading-edge products, such as ULTIPOR VF DV20 virus filters and MUSTANG ion exchange membranes fulfill the industry's expanding requirements for product purity and patient safety.

In the US alone, there are 369 biotechnology drugs in development. Most are aimed at cancer and all are in a race to market. Pall's products and regulatory support services enable these developers to reduce their development costs, and get new drugs to patients faster. Pall products are already specified on many of them. Each requires up to 50 different filtration and purification steps to make a single batch. Our proven products are ideally suited, and product development is focused on tomorrow's biotechnology applications. So as the biotechnology industry grows, Pall's business grows apace.

                                                     http://www.pall.com/biotech
                                                     ---------------------------

Pall Products Protect Patients
From Contamination

The US Centers for Disease Control estimates two million people acquire infections in hospitals at a cost of $4.5 billion a year. To make matters worse, 70% of the bacteria that cause them are resistant to at least one of the drugs most commonly used to treat them. Many in the medical community are placing greater emphasis on prevention and turning to Pall for expert advice and products for preventing contamination.

There are myriad sources of infection in modern medicine. Ventilator-associated pneumonia is common. Filtration minimizes the risk. Modern intravenous therapy is a powerful medical tool. Filtration enhances its safety and effectiveness. Recognizing this, drug manufacturers are starting to require filtration at the time of use. Most surgeons scrub with ordinary tap water. Burn victims and bone marrow patients bathe in it. This led to Pall's new AQUASAFE water filter, first launched in Europe and now available in the US. Widespread use of lasers in surgery created a major opportunity for Pall to solve a growing problem. Pall's LAPROSHIELD laparoscopic smoke filters are rapidly being adopted to remove the hazardous smoke and aerosols emitted into surgical suites from laparoscopic procedures.

Today's Pall products protect patients from contamination. In the future we may see them being used to treat diseases. Some very exciting and promising work is underway in which Pall filters are being investigated as therapies for stroke victims and other serious medical conditions.

                                                     http://www.pall.com/medical
                                                     ---------------------------

[GRAPHIC OMITTED]
Ann Arbor, Michigan

We are using the internet as
a new way to serve our
customers -- whether they
want information or to place
an order. We're working to
make sure global customers
get what they need "24/7."

Financial Contents

21    Management's Discussion and Analysis
      of Financial Condition and Results of Operations

25    Consolidated Statements of Earnings

25    Independent Auditors' Report

26    Consolidated Balance Sheets

27    Consolidated Statements of Stockholders' Equity

28    Consolidated Statements of Cash Flows

29    Notes to Consolidated Financial Statements

41    Common Stock Prices and Cash Dividends

41    Six-Year Sales

42    Six-Year Financial History

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2000 Compared to 1999

Review of Consolidated Results

Sales for fiscal 2000 of $1,224.1 million were 6 1/2% higher than the prior year's sales of $1,147.1 million. Foreign exchange rates and pricing negatively offset increased sales volume by 2% and 1%, respectively. The weakening of the European currencies reduced sales by $40.2 million and this was partially offset by the strength of the Japanese Yen which increased sales by $18.1 million. The price declines were principally in the blood filter area. Had exchange rates remained unchanged year over year, and excluding the effect of the business divested in fiscal 1999, sales increased by $101.8 million, or 9%, on a comparable basis.

Cost of sales, at 45.3% as a percentage of sales (before the restructuring and other charges, net discussed below), has improved slightly despite the lower gross margins on blood filter sales to blood centers. This was largely due to improvements in Fluid Processing margins. Selling, general and administrative expenses combined with research and development expenses improved 3.1% when compared to last year principally due to the restructuring initiated in the third quarter of fiscal 1999, discussed below.

As part of its continued efforts to reduce costs, in the fourth quarter of fiscal 2000, the Company implemented a plan to close three U.S. manufacturing facilities and consolidate certain manufacturing operations as well as to reorganize its Bio Pharmaceuticals business. As a result of these actions, the Company recorded a pretax restructuring charge of $11.3 million in the fourth quarter and expects that the costs associated with these actions will be recovered within two years through resulting costs savings. Approximately $3.8 million of the charge relates to employee termination benefits and approximately $1.0 million is for incremental costs and contractual obligations for items such as lease termination payments and other facility exit costs incurred as a direct result of the planned closures. The Company expects to terminate approximately 175 employees by the end of fiscal 2001. As of July 29, 2000, approximately 60 employees had been terminated. The charge also includes $3.4 million for inventory write-downs, which have been classified as a component of cost of sales, related to the rationalization of product lines. Fixed asset write-offs were approximately $3.1 million.

Other charges, net represent the write-off of a $2.0 million investment in a start-up company in the fourth quarter of fiscal 2000 and a gain of $1.3 million in the first quarter of fiscal 2000 from the sale of a property in the United Kingdom. After careful assessment of the current status of certain activities and technologies of the company, management determined it was appropriate to write-off the investment.

During the third quarter of fiscal 1999, the Company announced and implemented a plan to restructure its operations with targeted payroll and expense reductions of over $50 million per annum. The Company initiated the restructuring to bring operating costs in line with reducing gross margins. The major restructuring details included:

o   consolidation of European inventory warehousing and distribution functions

o   restructuring of Japanese operations

o   relocation and consolidation of certain manufacturing operations

o rationalization of the research and development and scientific and laboratory services functions

o   realignment of the Medical division sales forces

o   reduction in corporate costs

As a result of the restructuring, the Company's global work force was reduced by approximately 500 people. Upon consolidation of the European inventory warehousing and distribution functions and restructuring of its Japanese operations, the Company identified excess inventory that could not be sold within the normal product life cycle. Consequently, the Company wrote off inventory of $13.8 million. The total cost related to all restructuring related activities resulted in a charge of $43.9 million in the third quarter of fiscal 1999.

Along with the restructuring, the Company performed a comprehensive review of its business. Across all business lines, the review identified instances where certain products had been superseded by newer products and some excess inventory that resulted from competitive conditions and adverse changes in product demand. As a result, the Company wrote off $7.0 million in inventory and provided an incremental reserve of $4.0 million to reflect current market conditions and shorter product life cycles. The review also identified write-downs of $27.0 million on certain fixed and other assets, principally to provide for the impairment of certain patents and licenses that are not fully recoverable due to lower than anticipated market potential; to reflect further impairment of land and building held for sale; and, to write-off certain redundant fixed assets that are no longer used.

In addition, the Company increased its reserve for future environmental remediation costs for the cleanup of contaminated water at its Ann Arbor, Michigan facility by $6.0 million because it was anticipated that future remediation costs would exceed the estimate originally established.

A summary table of the fiscal 1999 charges is included in the notes to the consolidated financial statements.

Year on year, net interest expense for fiscal 2000 was higher than in fiscal 1999 due to the rise in interest rates that occurred during fiscal 2000 principally related to the Company's notes payable, which accrue interest at variable rates. This was partially offset by the decrease in the Company's average debt, net of cash and short-term investments. The underlying tax rate for fiscal 2000 continues to be 23% as the Company continues to realize the benefits of lower tax rates in Ireland and Puerto Rico. The Company expects to maintain this rate through the end of fiscal 2001.

Top-line growth coupled with savings achieved as a result of ongoing cost reduction efforts can be readily seen in earnings. Net earnings were $146.6 million, or $1.18 per share, compared with net earnings of $51.5 million, or 41 cents per share last year. Excluding the restructuring and other charges, net, in both years, net earnings amounted to $154.4 million, or $1.24 per share, and $115.0 million, or 92 cents per share, in fiscal 2000 and 1999, respectively. Reported net earnings for fiscal 2000 and 1999 include charges equating to 6 cents per share and 51 cents per share (after pro forma tax effect), respectively. It is estimated that earnings per share in fiscal 2000 decreased about 4 cents due to the negative effect of foreign currency exchange rates.

Review of Market and Geographic Segments

Medical sales grew by 11% in local currency, despite some pricing reduction due to the continued shift in mix of sales towards blood centers. Reflecting this shift, sales to blood centers were up 41% while sales to hospitals declined by 16%; overall blood filter sales increased 14 1/2%. By geography, the same trend continued in the Western Hemisphere and Europe where sales to blood centers increased 46% and 35%, respectively, while sales to hospitals declined 23 1/2% and 11 1/2%, respectively, for overall increases in blood filter sales of 18 1/2% and 17 1/2%, respectively. Blood filter sales in Asia, which declined by 8 1/2%, continue to be primarily to hospitals. On a global basis, sales to blood centers comprised 65% of total fiscal 2000 blood filter sales, up from 53% in 1999 and 45% in 1998. Critical Care sales increased by 3% driven by growth in Europe.

After growing 12 1/2% in local currency last year, Bio Pharmaceuticals sales were flat this year. This was principally due to more systems sales last year and the temporary closure of some customer plants in fiscal 2000. After a slow start, the segment showed a return to growth in the fourth quarter with local currency growth of 10%. During the fourth quarter, the Bio Pharmaceuticals and Food and Beverage sub-markets grew by 7 1/2% and 33%, respectively, in local currency, finishing the year with overall growth of 2% and 13%, respectively. Specialty Materials, the smallest part of the segment, was down 10%.

Aeropower sales growth for the year was 5% in local currency principally attributable to increased Industrial Hydraulics sales across all geographies. In the Western Hemisphere and Asia, Industrial Hydraulics sales increased by 13 1/2% and 18%, respectively, and Europe's sales increased 5%. Aerospace sales were flat for the year, principally due to some military sales in Europe last year which did not repeat in fiscal 2000.

In local currency, Fluid Processing sales increased by 17 1/2% for the year led by growth in the Microelectronics sub-market. Microelectronics grew by 61 1/2% benefiting from the growth in the semiconductor market. Microelectronics sales were up across all geographies; the Western Hemisphere, Europe and Asia posted local currency sales growth of 81%, 56 1/2%, and 48%, respectively. Industrial Process sales grew by 4 1/2% for the year in local currency; excluding the effect of the business divested in fiscal 1999, the growth on a comparable basis was 6%. Within Industrial Process, sales increased in the Hydrocarbon, Chemical and Polymer (9%), Power Generation (22%) and Water (8 1/2%) sub-markets, all driven by U.S. growth. In the Industrial sub-market, sales decreased 4%. By geography, Industrial Process sales increased by 14% in the Western Hemisphere (19% excluding the effect of the business divested in fiscal 1999) and 4 1/2% in Asia while sales in Europe declined by 4%.

The consolidated operating profit as a percentage of sales for fiscal 2000 (before restructuring and other charges, net) grew to 22.5% compared to 19.7% for 1999, benefiting from the restructuring initiated in the third quarter of 1999. In Medical, the operating profit increased from 26.6% to 28.1% reflecting the combined benefits of increased sales volumes for blood filters, profit recognized from an unfulfilled supply agreement and the restructured selling organization, partially offset by a price decline in the blood filter area. Bio Pharmaceuticals' profit improved by 5.6% to 22.9% due to the joint effect of reduced systems sales and the reorganization of the segment. The profit rate in Aeropower came in at 25.1% which was a 1.1% improvement over 1999. Fluid Processing, driven by increased Microelectronics sales and improved margins in systems business, increased its profit from 11.7% to 14.5%.

By geography, Western Hemisphere sales increased 11 1/2% mainly led by growth in Medical and Fluid Processing. In Europe, reported sales decreased by 4 1/2% and in local currency, sales increased 4 1/2%, reflecting the negative impact of the weak Euro on sales. Reported sales in Asia, which benefited from the strong Yen, increased 21% and in local currency, sales increased 10 1/2% fueled by growth in Microelectronics and overall growth in Japan and Korea. The operating profit in the Western Hemisphere increased by 6.9% to 27% due to the double-digit increase in sales, as well as the benefits of last year's restructuring. Europe's profit exceeded 21%, but was less than last year, primarily due to the effects of exchange rates. Sales growth in Asia has increased the operating profit from 10.0% to 16.3%.

1999 Compared to 1998

Review of Consolidated Results

Sales for fiscal 1999 increased by 4 1/2% in local currency to $1,147.1 million from $1,087.3 million in fiscal 1998. Foreign exchange rates increased sales by 1%; however pricing decreased sales by 1%. The acquisition of Rochem in fiscal 1998 increased current year sales by about 1%.

Year on year, cost of sales as a percentage of sales (before restructuring and other charges, net discussed below) increased by 1.5% mainly due to lower gross margins on increased blood filter sales to blood centers, and lower margins on Microelectronics and Industrial systems sales. Selling, general and administrative expenses and research and development expenses, as a percentage of sales decreased by 1.2% principally due to the restructuring that was implemented during the third quarter of fiscal 1999.

During the third quarter of fiscal 1999, the Company announced and implemented a plan to restructure its operations with targeted payroll and expense reductions of over $50 million per annum.

The Company initiated the restructuring to bring operating costs in line with reducing gross margins. The major restructuring details are included in the discussion above which compares fiscal 2000 to fiscal 1999.

During the third quarter of fiscal 1999, the Company adopted the AICPA's Statement of Position 98-5, Reporting the Costs of Start-Up Activities, retroactive to the beginning of the fiscal year. As a result, previously capitalized start-up costs of approximately $5,767 were expensed and recorded in cost of sales. The effect of adopting this statement resulted in charges of $1,567 and $4,200 in the first and second quarters of fiscal 1999, respectively.

Other charges, net for fiscal 1998 represent a $27 million write-off of in-process research and development acquired in connection with the Company's purchase of Rochem and non-recurring income of $13.5 million related to the payment by Micron Separations Inc. to Pall in settlement of patent litigation, net of certain one-time costs.

Year on year, net interest expense for fiscal 1999 was higher than in fiscal 1998 as the Company's average debt, net of cash and short-term investments, was also higher for the same period; the weighted average borrowing rate for fiscal 1999 and 1998 was about the same. The underlying tax rate for fiscal 1999 was 23% compared to 25% in 1998. The decrease in the tax rate reflects reductions in the statutory tax rates in the United Kingdom, Germany and Japan, as well as an increase in products manufactured in Puerto Rico and Ireland, which have lower tax rates.

For fiscal 1999, net earnings, excluding the restructuring and other charges, net and the effect of adopting the new accounting standard, were $119 million or 95 cents per share compared to $116 million or 92 cents per share in fiscal 1998. The reported net earnings amounted to $52 million or 41 cents per share for fiscal 1999 compared to $94 million or 75 cents per share in fiscal 1998. The reported net earnings for fiscal 1999 include a charge of 51 cents per share (after pro forma tax effect) related to the restructuring and one-time charges mentioned above. The earnings for fiscal 1999 also include a charge of 3 cents per share (after pro forma tax effect) to write-off previously capitalized start-up costs retroactive to the beginning of fiscal 1999. The reported net earnings for fiscal 1998 include 17 cents per share (after pro forma tax effect) of other charges, net.

Review of Market and Geographic Segments

Sales in the Medical market increased 4% in local currency. Growth in this market was affected by price reductions in blood filters of about 5%. Sequentially, the Company has seen prices stabilize over the last three quarters. Sales to blood centers were up 22% reflecting the shift away from sales to hospitals; blood filter sales to hospitals declined by 11%. Year on year, blood filter sales increased 4 1/2% in local currency. By geography, Europe's sales to blood centers increased 46% as more and more countries began to adopt universal blood filtration; blood filter sales to hospitals in Europe declined by 24%. In the Western Hemisphere, blood filter sales to blood centers increased 13% reflecting momentum towards universal filtration. Blood filter sales to hospitals declined by 11%. In Asia, where the majority of the blood filter sales were to hospitals, sales increased 7%. On a global basis, blood filter sales to blood centers now represent 53% of total blood filter sales, compared to 45% in fiscal 1998. Critical Care sales increased 3% in local currency.

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

Sales in the Fluid Processing market decreased by 1% in local currency. Sales increased 12 1/2% in the traditional Industrial Process area; however, this increase was offset by a 30% decrease in Microelectronics sales and the sale of the Well Technology division. Across all geographies, Microelectronics sales decreased by about 30%. In the Industrial Process sub-market, sales to Hydrocarbon, Chemical and Polymer ("HCP") customers increased by 16% and sales to Power Generation customers increased by 18%. Sales to customers in the Water division increased by 105%. Across geographies, sales in the Industrial Process market for Europe increased by 45%, led by the Water division, up 81%; HCP, up 59%; and Power Generation, up 25%. Sales in the Western Hemisphere declined by 6%; this was mainly due to the sale of the Well Technology division. Industrial Process sales in Asia increased by 3%.

The consolidated operating profit as a percentage of sales (before restructuring and other charges, net) for fiscal 1999 was 20.2% compared to 20.4% in fiscal 1998. By market, the operating profit for Medical is about the same as in fiscal 1998; the decrease in prices was offset by the benefits resulting from the restructuring that took place in the Medical division as well as the substantial increase in sales volume. The increase in BioPharmaceuticals' operating profit level is mainly due to increased volume as mentioned above. The operating profit in the Fluid Processing market declined by 3.2% reflecting lower margins on Microelectronics and Industrial systems sales.

Sales in the Western Hemisphere decreased by 1% mainly due to the sale of the Well Technology business and reduction in Microelectronics sales. Sales in Europe increased by 13 1/2% as all the principal markets experienced double-digit growth. Sales in Asia increased by 2% mainly due to sales increases in the BioPharmaceuticals and Medical markets; this increase was partially offset by a decrease in Microelectronics sales. By geography, the operating profit in the Western Hemisphere declined by 1.1% mainly as a result of the shift of blood filter sales from hospitals to blood centers and reduced margins on Microelectronics sales. In Europe, the operating profit improved slightly. The operating profit rate in Asia increased by 1.4% mainly as a result of the improving economic situation in the Asian countries.

Liquidity and Capital Resources

The Company's balance sheet is affected by spot exchange rates used at the end of fiscal 2000 for translating local currency amounts into U.S. dollars. In comparing spot exchange rates at the end of last year, the European currencies have weakened against the U.S. dollar, whereas the Asian currencies (especially the Yen) have strengthened against the U.S. dollar.

Debt and short-term borrowings, net of cash and short-term investments, decreased by $44 million during the year. Net debt as a percentage of net debt and equity decreased to 27% at the end of fiscal 2000 from 30% at the end of fiscal 1999. On August 29, 2000, the Company completed a $100 million private placement of 7.83% unsecured senior notes due in 2010. In addition, on August 30, 2000, the Company closed a $200 million unsecured senior revolving credit facility, of which $150 million expires in 2005 and $50 million renews annually. Borrowings under this facility bear interest at a floating rate based upon LIBOR. The agreements contain various covenants, including financial covenants pertaining to interest coverage, funded debt and minimum net worth. As a result of these transactions, U.S. dollar denominated lines of credit amounting to $230 million were canceled and the immediate credit availability of the Company increased $70 million. Additionally, approximately $170.2 million of U.S. dollar denominated short-term notes payable have been classified as long-term debt in the balance sheet as of July 29, 2000 thereby significantly increasing the Company's working capital.

The Company purchased approximately $30 million of its shares with cash generated from operating cash flows. During the fourth quarter, the Company completed the $150 million stock buy-back authorized by the Company's Board of Directors on October 6, 1997 which was extended by the Board of Directors on January 20, 2000 by three years with an authorization to expend up to another $200 million. At July 29, 2000, $194.8 million of the most recent authorization remains to be expended.

Capital expenditures and depreciation and amortization for the year were $66.5 million and $72 million, respectively. The Company also spent approximately $15 million to purchase a new manufacturing facility, equipment and certain other assets from Laboratory SpA, a publicly traded company in Italy, in order to meet the increasing worldwide demands for its blood product systems. The Company anticipates that it will spend approximately $90 to $95 million for capital expenditures in fiscal 2001. The Company considers its existing lines of credit along with the cash it generates from operations to be sufficient for its future growth.

Other Matters

Euro Currency Conversion

A new European currency (Euro) was introduced in January 1999 to replace the separate (legacy) currencies of eleven individual countries. This will entail changes in our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications will be necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers and internal financial reporting systems. A three-year transition period is expected during which transactions can be made in the legacy currencies. This may require dual currency processes for our operations. We have identified issues involved and are developing and implementing solutions. The cost of this effort is not expected to have a material effect on our business or results of operations. There is no guarantee, however, that all problems will be foreseen and corrected, or that no material disruption of our business will occur. The conversion to the Euro may have competitive implications on our pricing and marketing strategies; however, any such impact is not known at this time. Currently, about 25% of the Company's sales are in countries that have adopted the Euro.

Accounting Standards Not Yet Adopted

The Financial Accounting Standards Board issued Statement No. 133 related to Accounting for Derivative Instruments and Hedging Activities. In fiscal 2001, the Company will adopt this statement, which is not expected to have a material impact on the Company's consolidated financial statements.

Risk Management

The Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations. Inasmuch as changes in foreign currency rates affect the Company's operations around the world, the Company monitors them closely and takes necessary steps to minimize the risk that this will materially affect its financial statements; some of these measures include hedging balance sheet exposures through forward exchange contracts and borrowing in local currency, monitoring of customers' account balances and assessment of customers' financial strength. In addition, the Company's diverse manufacturing and customer base limits its exposures so that any one event is not likely to have a material impact on its financial statements.

Consolidated Statements of Earnings
Pall Corporation and Subsidiaries

                                                                      Years Ended
----------------------------------------------------------------------------------------------------
(In thousands, except per share data)             July 29, 2000     July 31, 1999     August 1, 1998
----------------------------------------------------------------------------------------------------
Revenues:
Net sales                                           $1,224,101        $1,147,066        $1,087,285
Costs and Expenses:
Cost of sales                                          557,720           548,006           473,859
Selling, general and administrative expenses           403,900           405,956           392,809
Research and development                                51,434            56,490            58,540
Restructuring and other charges, net                     8,566            64,695            19,222
Interest expense, net                                   14,077            13,015             7,870
--------------------------------------------------------------------------------------------------
Total Costs and Expenses                             1,035,697         1,088,162           952,300
--------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                           188,404            58,904           134,985
Provision for income taxes                              41,768             7,397            41,352
--------------------------------------------------------------------------------------------------
Net Earnings                                        $  146,636        $   51,507        $   93,633
--------------------------------------------------------------------------------------------------
Earnings Per Share:
Basic                                               $     1.18        $     0.41        $     0.75
Diluted                                             $     1.18        $     0.41        $     0.75
--------------------------------------------------------------------------------------------------
Average Shares Outstanding:
Basic                                                  123,810           124,329           125,070
Diluted                                                124,709           124,755           125,681
==================================================================================================

See accompanying notes to consolidated financial statements.


Independent Auditors' Report

Board of Directors
Pall Corporation:

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of July 29, 2000 and July 31, 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended July 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of July 29, 2000 and July 31, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended July 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Melville, New York
August 30, 2000

Consolidated Balance Sheets
Pall Corporation and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                            July 29, 2000           July 31, 1999
-----------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
Cash and cash equivalents                                                             $   81,008             $   86,677
Short-term investments                                                                    60,700                 50,500
Accounts receivable, net of allowances for doubtful accounts
      of $7,832 and $6,623, respectively                                                 337,806                326,197
Inventories                                                                              202,959                205,867
Prepaid expenses                                                                          21,946                 21,723
Deferred income taxes                                                                     26,137                 33,412
Other current assets                                                                      22,620                 19,813
                                                                                ----------------------------------------
     Total Current Assets                                                                753,176                744,189
------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
Land                                                                                      30,003                 30,341
Buildings and improvements                                                               321,629                323,452
Machinery and equipment                                                                  518,650                500,494
Furniture and fixtures                                                                    62,566                 66,176
Transportation equipment                                                                  14,782                 15,565
                                                                                ----------------------------------------
                                                                                         947,630                936,028
Less: Accumulated depreciation and amortization                                          443,875                429,012
                                                                                ----------------------------------------
     Property, Plant and Equipment, Net                                                  503,755                507,016
                                                                                ----------------------------------------
Other Assets                                                                             250,321                237,122
------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                     $1,507,252             $1,488,327
========================================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable                                                                         $  112,543             $  301,647
Accounts payable                                                                          68,419                 63,525
Accrued liabilities:
     Salaries, commissions and related payroll taxes                                      55,559                 51,032
     Pension and profit sharing plans                                                     21,073                 17,418
     Other                                                                                48,670                 47,133
                                                                                ----------------------------------------
                                                                                         125,302                115,583
Income taxes                                                                              31,055                 20,147
Current portion of long-term debt                                                         80,002                 37,506
Dividends payable                                                                         20,358                 19,871
                                                                                ----------------------------------------
     Total Current Liabilities                                                           437,679                558,279
                                                                                ----------------------------------------
Long-term Debt, Net of Current Portion                                                   223,915                116,815
Deferred Income Taxes                                                                     20,995                 21,232
Other Non-Current Liabilities                                                             63,357                 61,337
------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                                   745,946                757,663
------------------------------------------------------------------------------------------------------------------------
Stockholders Equity:
Common stock, par value $.10 per share; 500,000 shares authorized;
     127,958 shares issued                                                                12,796                 12,796
Capital in excess of par value                                                           103,935                 96,811
Retained earnings                                                                        793,491                729,052
Treasury stock, at cost (2000--4,840 shares, 1999--3,748 shares)                        (104,625)               (82,283)
Stock option loans                                                                        (5,584)                (7,216)
Accumulated other comprehensive loss:
     Foreign currency translation                                                        (33,350)               (12,149)
     Minimum pension liability                                                            (1,271)                (1,937)
     Unrealized investment losses                                                         (4,086)                (4,410)
                                                                                ----------------------------------------
                                                                                         (38,707)               (18,496)
------------------------------------------------------------------------------------------------------------------------
     Total Stockholders Equity                                                           761,306                730,664
------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                                       $1,507,252             $1,488,327
========================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Pall Corporation and Subsidiaries

---------------------------------------------------------------------------------------------------------------------
(In thousands)
                                                                  Capital in                                   Stock
Years Ended August 1, 1998,                           Common       Excess of      Retained      Treasury      Option
July 31, 1999 and July 29, 2000                        Stock       Par Value      Earnings         Stock       Loans
---------------------------------------------------------------------------------------------------------------------
Balance at August 2, 1997                            $12,796         $92,893      $749,923      $(12,837)    $(8,820)
Comprehensive income:
     Net earnings                                                                   93,633
     Other comprehensive (loss) income:
          Translation adjustment
          Minimum pension liability
          Unrealized investment gains

Comprehensive income

Cash dividends declared                                                            (75,501)
Issuance of 488 shares for stock plans                                   479        (3,607)       10,554
Purchase of 3,928 shares                                                                         (84,998)
Stock option loans                                                                                             1,680
---------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1998                             12,796          93,372       764,448       (87,281)     (7,140)
Comprehensive income:
     Net earnings                                                                   51,507
     Other comprehensive (loss) income:
          Translation adjustment
          Minimum pension liability
          Unrealized investment losses

Comprehensive income

Cash dividends declared                                                            (78,980)
Issuance of 2,087 shares for stock plans                               3,439        (7,923)       45,202
Purchase of 1,796 shares                                                                         (40,204)
Stock option loans                                                                                               (76)
---------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1999                              12,796          96,811       729,052       (82,283)     (7,216)
Comprehensive income:
     Net earnings                                                                  146,636
     Other comprehensive (loss) income:
          Translation adjustment
          Minimum pension liability
          Unrealized investment gains

Comprehensive income

Cash dividends declared                                                            (81,179)
Issuance of 354 shares for stock plans                                    16        (1,018)        7,637
Restricted stock units related to
     the MSPP                                                          5,059
Proceeds from the sale of put options                                  2,049
Purchase of 1,446 shares                                                                         (29,979)
Stock option loans                                                                                             1,632
---------------------------------------------------------------------------------------------------------------------
Balance at July 29, 2000                             $12,796        $103,935      $793,491     $(104,625)    $(5,584)
=====================================================================================================================




-----------------------------------------------------------------------------------------------------
(In thousands)                                        Accumulated
                                                            Other
Years Ended August 1, 1998,                         Comprehensive                      Comprehensive
July 31, 1999 and July 29, 2000                      (Loss Income             Total            Income
-----------------------------------------------------------------------------------------------------
Balance at August 2, 1997                                 $(9,122)        $824,833
Comprehensive income:
     Net earnings                                                           93,633           $93,633
     Other comprehensive (loss) income:
          Translation adjustment                           (5,694)          (5,694)           (5,694)
          Minimum pension liability                           286              286               286
          Unrealized investment gains                       3,950            3,950             3,950
                                                                                      ---------------
Comprehensive income                                                                         $92,175
                                                                                      ===============
Cash dividends declared                                                    (75,501)
Issuance of 488 shares for stock plans                                       7,426
Purchase of 3,928 shares                                                   (84,998)
Stock option loans                                                           1,680
----------------------------------------------------------------------------------
Balance at August 1, 1998                                 (10,580)         765,615
Comprehensive income:
     Net earnings                                                           51,507           $51,507
     Other comprehensive (loss) income:
          Translation adjustment                           (1,734)          (1,734)           (1,734)
          Minimum pension liability                         2,125            2,125             2,125
          Unrealized investment losses                     (8,307)          (8,307)           (8,307)
                                                                                      ---------------
Comprehensive income                                                                         $43,591
                                                                                      ===============
Cash dividends declared                                                    (78,980)
Issuance of 2,087 shares for stock plans                                    40,718
Purchase of 1,796 shares                                                   (40,204)
Stock option loans                                                             (76)
----------------------------------------------------------------------------------
Balance at July 31, 1999                                  (18,496)         730,664
Comprehensive income:
     Net earnings                                                          146,636          $146,636
     Other comprehensive (loss) income:
          Translation adjustment                          (21,201)         (21,201)          (21,201)
          Minimum pension liability                           666              666               666
          Unrealized investment gains                         324              324               324
                                                                                      ---------------
Comprehensive income                                                                        $126,425
                                                                                      ===============
Cash dividends declared                                                    (81,179)
Issuance of 354 shares for stock plans                                       6,635
Restricted stock units related to
     the MSPP                                                                5,059
Proceeds from the sale of put options                                        2,049
Purchase of 1,446 shares                                                   (29,979)
Stock option loans                                                           1,632
----------------------------------------------------------------------------------
Balance at July 29, 2000                                 $(38,707)        $761,306
==================================================================================


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Pall Corporation and Subsidiaries

                                                                                                Years Ended
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                July 29, 2000      July 31, 1999      August 1, 1998
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net earnings                                                                    $146,636            $51,507               $93,633
Adjustments to reconcile net earnings to net cash provided by operating activities:
          Restructuring and other charges, net                                    11,987             77,957                27,000
          Depreciation and amortization of property, plant and equipment          63,380             64,857                64,587
          Amortization of intangibles                                              8,581              9,914                 8,492
          Deferred income taxes                                                    2,698            (16,134)              (19,932)
          Provision for doubtful accounts                                          2,468              1,891                 1,915
          Changes in operating assets and liabilities, net
            of effects of acquisitions:
               Accounts receivable                                               (29,228)           (31,861)              (20,159)
               Inventories                                                       (10,794)            (7,474)              (31,351)
               Other assets                                                      (14,804)           (13,225)               17,722
               Accounts payable                                                    6,762             (6,974)               10,714
               Accrued expenses                                                   13,596             (4,188)                8,269
               Income taxes payable                                               11,393            (18,096)               (2,423)
               Other liabilities                                                   4,248              2,887                 2,315
                                                                             -----------------------------------------------------
Net Cash Provided by Operating Activities                                        216,923            111,061               160,782
----------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
Acquisitions of businesses, net of disposal of business                          (15,380)            (1,231)              (64,747)
Investments and licenses                                                          (3,248)            (2,548)              (18,400)
Capital expenditures                                                             (66,493)           (71,196)              (85,121)
Disposals of fixed assets                                                          3,109              5,673                 3,672
Short-term investments                                                           (10,200)           (33,700)               20,700
Benefits protection trust                                                            (91)            (2,286)               (4,241)
                                                                             ----------------------------------------------------
Net Cash Used by Investing Activities                                            (92,303)          (105,288)             (148,137)
---------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
Notes payable                                                                     (8,900)           166,737                 8,888
Long-term borrowings                                                              15,631             31,836               119,959
Payments on long-term debt                                                       (39,576)           (51,990)              (13,798)
Net proceeds from stock plans                                                     13,150             40,642                 9,106
Purchase of treasury stock                                                       (29,979)           (40,204)              (84,998)
Proceeds from the sale of put options                                              2,049                 --                    --
Dividends paid                                                                   (80,574)           (78,311)              (56,299)
                                                                             ----------------------------------------------------
Net Cash (Used) Provided by Financing Activities                                (128,199)            68,710               (17,142)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flow for Year                                                                (3,579)            74,483                (4,497)
Cash and Cash Equivalents at Beginning of Year                                    86,677             12,125                17,972
Effect of Exchange Rate Changes on Cash                                           (2,090)                69                (1,350)
---------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                         $81,008            $86,677               $12,125
=================================================================================================================================
Supplemental disclosures:
     Interest paid (net of amount capitalized)                                   $21,844            $18,098               $14,242
     Income taxes paid (net of refunds)                                           26,792             49,989                34,370
=================================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Pall Corporation and Subsidiaries
(In thousands, except per share data)

Accounting Policies and Related Matters

The Company

The Company manufactures and markets filtration and separation products and systems throughout the world to a diverse group of customers within four markets--Medical, BioPharmaceuticals, Aeropower and Fluid Processing.

The Company's fiscal year ends on the Saturday closest to July 31, except that the Company's foreign subsidiaries are on a July 31 fiscal year. The years ended July 29, 2000, July 31, 1999 and August 1, 1998 each comprise 52 weeks.

Presentation and Use of Estimates

The financial statements of the Company are presented on a consolidated basis with its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Certain prior year amounts have been reclassified to conform to the current year presentation.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries have been translated into U.S. dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average rates. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in income. Transaction gains (losses) in fiscal years 2000, 1999 and 1998 amounted to $1,478, $2,893 and $(1,075), respectively.

Cash and Cash Equivalents

All financial instruments purchased with a maturity of three months or less, other than short-term investments, are considered cash equivalents. Cash equivalents are held until maturity.

Short-Term Investments

Short-term investments, consisting principally of repurchase agreements secured by government obligations, are held to maturity and are carried at cost, which approximates fair value.

Inventories

Inventories are valued at the lower of cost (principally on the first-in, first-out method) or market.

Long-Lived Assets

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on the straight-line basis. Goodwill and costs related to patents and trademarks are amortized using the straight-line method over the estimated useful lives, generally for periods ranging up to 20 years.

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

Stock Plans

Stock plans are accounted for using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No.25), and related interpretations. Under APB No. 25, compensation expense would be recorded if, on the date of grant, the market price of the underlying stock exceeded its exercise price. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has retained the accounting prescribed by APB No. 25 and presents the SFAS No.123 information in the footnotes to its consolidated financial statements.

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

Earnings Per Share

The consolidated statements of earnings present basic and diluted earnings per share. Basic earnings per share is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share considers the potential effect of dilution on basic earnings per share assuming potentially dilutive securities, such as stock options, that meet certain criteria were outstanding since issuance. Employee stock options of 2,289, 2,957 and 2,343 shares for fiscal 2000, 1999 and 1998, respectively, were not included in the computation of diluted shares because their effect would have been antidilutive.

The following is a reconciliation between basic shares outstanding and diluted shares outstanding:

                                             2000        1999        1998
-------------------------------------------------------------------------

Basic shares outstanding                  123,810     124,329     125,070
Effect of dilutive securities:
  Stock option plans                          677         426         611
  Other, principally MSPP                     222          --          --
-------------------------------------------------------------------------
Diluted shares outstanding                124,709     124,755     125,681
=========================================================================

Acquisitions

On January 31, 2000, the Company purchased a new manufacturing facility, equipment and certain other assets from Laboratory SpA, a publicly traded company in Italy, for approximately $15,380, of which $6,600 represents property, plant and equipment and $8,500 relates to goodwill. Additional consideration of approximately $3,000 may be paid over the next three years as certain production levels are achieved. The new facility will be used in the manufacture of blood product systems.

Effective January 1, 1998, the Company acquired all of the outstanding capital stock of the Swiss holding company Argentaurum AG, including its Rochem subsidiaries ("Rochem"). Rochem manufactures and sells proprietary advanced design reverse osmosis nanofiltration and ultrafiltration systems for treating and desalinizing sea water, purifying landfill leachate and other municipal and industrial waste water applications. This acquisition was accounted for under the purchase method of accounting and, accordingly, the operations of Rochem are included in the Company's financial statements from the date of acquisition. The purchase price of approximately $63,000 exceeded the fair market value of the net assets acquired by approximately $49,000. The Company wrote off $27,000 of the excess purchase price attributable to in-process research and development acquired and the remaining amount was allocated to goodwill and patents. The acquisition of Rochem would not have materially affected the financial statements of the Company had the results of operations been included in the Company's financial statements of prior years.

Restructuring and Other Charges

As part of its continued effort to reduce costs, in the fourth quarter of fiscal 2000 the Company implemented a plan to close three U.S. manufacturing facilities and consolidate certain manufacturing operations as well as to reorganize its BioPharmaceuticals business. As a result of these actions, the Company recorded a pretax charge of $11,307 in the fourth quarter.

Cash requirements for these actions are expected to be $4,791, of which $879 has been expended leaving $3,912 of accruals reflected on the balance sheet as of July 29, 2000. Of the cash outlays, approximately $3,815 relates to employee termination benefits and approximately $976 is for incremental costs and contractual obligations for items such as lease termination payments and other facility exit costs incurred as a direct result of the planned closures. The Company expects to terminate approximately 175 employees by the end of fiscal 2001. As of July 29, 2000, approximately 60 employees had been terminated.

The charge also includes $3,421 for inventory write-downs, which have been classified as a component of cost of sales, related to the rationalization of product lines. Fixed asset write-offs were approximately $3,095.

Other charges, net represent the write-off of a $2,000 investment in a start-up company in the fourth quarter of fiscal 2000 and a gain of $1,320 in the first quarter of fiscal 2000 from the sale of a property in the United Kingdom. After careful assessment of the current status of certain activities and technologies of the company, management determined it was appropriate to write off the investment.

During the third quarter of fiscal 1999, the Company announced and implemented a plan to restructure its operations with targeted payroll and expense reductions of over $50 million per annum. The Company initiated the restructuring to bring operating costs in line with reducing gross margins. The major restructuring details included:

o consolidation of European inventory warehousing and distribution functions

o restructuring of Japanese operations

o relocation and consolidation of certain manufacturing operations

o rationalization of the research and development and scientific and laboratory services functions

o realignment of the Medical division sales forces

o reduction in corporate costs

As a result of the restructuring, the Company's global work force was reduced by approximately 500 people. Upon consolidation of the European inventory warehousing and distribution functions and restructuring of the Japanese operations, the Company identified excess inventory that could not be sold within the normal product life cycle. Consequently, the Company wrote off inventory of $13,811. The total cost related to all restructuring related activities resulted in a charge of $43,912 in the third quarter of fiscal 1999.

Along with the restructuring, the Company performed a comprehensive review of its business. Across all business lines, the review identified instances where certain products had been superseded by newer products and some excess inventory that resulted from competitive conditions and adverse changes in product demand. As a result, the Company wrote off $6,969 in inventory and provided an incremental reserve of $3,958 to reflect current market conditions and shorter product life cycles. The review also identified write-downs of $26,961 on certain fixed and other assets, principally to provide for the impairment of certain patents and licenses that are not fully recoverable due to lower than anticipated market potential; to reflect further impairment of land and building held for sale; and, to write-off certain redundant fixed assets that are no longer used.

In addition, the Company increased its reserve for future environmental remediation costs for the cleanup of contaminated water at its Ann Arbor, Michigan facility by $6,000 because it was anticipated that future remediation costs would exceed the estimate originally established.

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
=============================================================================

(a) Amount included in cost of sales; about $21,000 in inventory was scrapped.

The fiscal 1999 consolidated balance sheet reflected approximately $9,500 of accruals related to restructuring and other charges (excluding environmental matters). These accruals related primarily to severance, lease and distributor termination obligations pertaining to the consolidation of European inventory warehousing and distribution functions. As of July 29, 2000 the restructuring is substantially completed and no additional cash outlays are expected.

During the third quarter of fiscal 1999, the Company adopted the AICPA's Statement of Position 98-5, Reporting the Costs of Start-Up Activities, retroactive to the beginning of the fiscal year. As a result, previously capitalized start-up costs of approximately $5,767 were expensed and recorded in cost of sales. The effect of adopting this statement resulted in charges of $1,567 and $4,200 in the first and second quarters of fiscal 1999, respectively.

Other charges, net in fiscal 1998, included the $27,000 write-off in the third quarter attributable to in-process research and development the Company acquired as part of the Rochem acquisition and one-time income of $13,500 in the second quarter of 1998 from Micron Separations Inc., which was found to have infringed the Company's Nylon Membrane patent. The one-time income from the patent litigation settlement is reported net of legal and professional fees related to the patent litigation; a settlement, including costs, of $2,500 with the Department of Defense concerning a long standing disagreement over a sale dating back nearly ten years; and write-offs of $2,200 of inventory and equipment due to the acquisition of new technology.

Inventories

The major classes of inventory are as follows:

                                                              2000          1999
--------------------------------------------------------------------------------
Raw materials and components                              $ 85,171      $ 77,092
Work-in-process                                             18,044        25,127
Finished goods                                              99,744       103,648
--------------------------------------------------------------------------------
Total inventory                                           $202,959      $205,867
================================================================================



Other Assets
Other assets consist of the following:

                                                              2000          1999
--------------------------------------------------------------------------------
Goodwill and other intangibles, net of
  accumulated amortization of
  $21,123 and $16,968, respectively                       $ 57,441      $ 54,731
Patents and trademarks, net of
  accumulated amortization of
  $18,695 and $15,782, respectively                         37,482        38,143
Investments                                                 27,998        25,294
Benefits protection trust                                   26,710        28,726
Prepaid pension expenses                                    26,672        24,716
Intangible pension assets                                    6,064         5,192
Deferred income taxes                                       39,372        35,020
Other                                                       28,582        25,300
--------------------------------------------------------------------------------
Total                                                     $250,321      $237,122
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

Investments represent amounts the Company has invested in certain companies to form strategic alliances which will enable the Company to broaden its portfolio of products. In fiscal 1998, the Company entered into agreements with V.I. Technologies, Inc. ("VITEX"), a leading developer of a broad portfolio of blood products and systems using its proprietary viral inactivation technologies. Under the terms of the agreements, the Company made payments aggregating $9,000 for a 7.5% interest in VITEX common shares and the companies agreed to share the costs to jointly develop VITEX' pathogen inactivation technology for red blood cells and platelets. The Company gets exclusive worldwide marketing and distribution rights to pathogen inactivation systems developed under this agreement. As of July 29, 2000, the Company's investments in VITEX amount to $12,000, representing a 7.3% interest in VITEX common shares. The agreements contemplate that the Company will make milestone-driven equity payments to VITEX of up to another $14,000 over the next three years at the then-current market price of VITEX common shares. The Company completed the sale of its Well Technology Division to Oiltools International Limited ("Oiltools") during the third quarter of fiscal 1999. Coincident with this transaction, Oiltools was recapitalized. The recapitalization resulted in a loss of control and, as such, the Company no longer accounts for its investment in Oiltools under the equity method. The sales transaction was not material to the Company's consolidated financial statements.

The benefits protection trust was established for the purpose of satisfying certain previously unfunded pension obligations, in the event of a change of control of the Company. The July 29, 2000 and July 31, 1999 consolidated balance sheets reflect related liabilities in the amounts of $31,317 and $31,329, respectively. The trust primarily holds investments in U.S. government obligations, debt obligations of corporations and financial institutions with high credit ratings andequity mutual fund shares. The Company considers investments held in the trust to be available-for-sale securities. Contractual maturity dates range from 2000-2028.

Pertinent information related to the trust for fiscal years 2000, 1999 and 1998 follows:

                                                2000          1999         1998
-------------------------------------------------------------------------------

Annual contributions                        $     91      $  2,286     $  4,241
Total purchases                               13,974        16,836       49,477
Total proceeds from sales                     13,089        21,603       53,438
Net (losses) gains recognized                   (222)          228          (29)
===============================================================================

Prepaid pension expenses represent the non-current amounts arising from the excess of cumulative employer contributions, and earnings thereon, over accrued net pension expenses.

Intangible pension assets represent the excess of unfunded accumulated benefits over unrecognized prior service costs. The July 29, 2000 and July 31, 1999 consolidated balance sheets reflect additional long-term pension liabilities of $8,034 and $8,172, respectively and a reduction in stockholders' equity, net of deferred tax benefits, of $1,271 and $1,937, respectively.

Notes Payable and Long-Term Debt

At July 29, 2000, the Company had lines of credit totaling approximately $491,000, of which $282,743 in notes payable had been drawn. Such lines of credit do not represent legal commitments on the parts of the financial institutions and no compensating balances are required. The weighted average interest rates at the end of fiscal 2000 and 1999 were 6.5% and 5.1%, respectively.

On August 29, 2000, the Company completed a $100,000 private placement of 7.83% unsecured senior notes due in 2010. In addition, on August 30, 2000, the Company closed a $200,000 unsecured senior revolving credit facility, of which $150,000 expires in 2005 and $50,000 renews annually. Borrowings under this facility bear interest at a floating rate based upon LIBOR. The agreements contain various covenants, including financial covenants pertaining to interest coverage, funded debt and minimum net worth. As a result of these transactions, lines of credit amounting to $230,000 included in the $491,000 total credit lines described in the preceding paragraph were canceled and the immediate credit availability of the Company increased $70,000. Additionally, approximately $170,200 of U.S. dollar denominated notes payable included in the $282,743 total notes payable outstanding at July 29, 2000 have been classified as long-term debt in the consolidated balance sheet.

Long-term debt consists of:

                                                              2000          1999
--------------------------------------------------------------------------------

Notes payable                                             $170,200      $     --
1.00%-2.60% bank loans in Japan,
  due through 2004                                          78,791        78,379
6.31% bank loan, due through 2002                           18,000        26,000
5.99% bank loan, due through 2003                           27,500        37,500
5.89% industrial development bonds due
  on July 1, 2004                                            4,415         4,415
7.38% sale-and-leaseback obligation,
  due through 2001                                           3,378         6,525
Other                                                        1,633         1,502
--------------------------------------------------------------------------------
Total long-term debt                                       303,917       154,321
Less: current portion                                       80,002        37,506
--------------------------------------------------------------------------------
Long-term debt, net of current portion                    $223,915      $116,815
================================================================================

The aggregate annual maturities of long-term debt during the fiscal years 2001 through 2005 are approximately as follows: 2001, $80,002; 2002, $34,057; 2003,
$11,245; 2004, $8,323; and 2005, $90.

Interest expense for 2000, 1999 and 1998 amounted to $22,230, $18,416 and $13,329, respectively. Interest income for 2000, 1999 and 1998 amounted to $8,153, $5,401 and $5,459, respectively.

Income Taxes

The components of earnings before income taxes are as follows:

                                             2000           1999            1998
--------------------------------------------------------------------------------
Domestic operations, including
  Puerto Rico                            $ 84,838       $ (7,716)       $ 51,899
Foreign operations                        103,566         66,620          83,086
--------------------------------------------------------------------------------
Total                                    $188,404       $ 58,904        $134,985
================================================================================

The provisions for income taxes consist of the following items:

                                                2000         1999           1998
--------------------------------------------------------------------------------
Current:
  Federal and Puerto Rico                   $  7,352     $  3,450      $ 34,156
  State                                          500          900         1,500
  Foreign                                     31,218       19,181        25,628
--------------------------------------------------------------------------------
Total                                         39,070       23,531        61,284
--------------------------------------------------------------------------------
Deferred:
  Federal and Puerto Rico                        960      (14,873)      (19,662)
  Foreign                                      1,738       (1,261)         (270)
--------------------------------------------------------------------------------
Total                                          2,698      (16,134)      (19,932)
--------------------------------------------------------------------------------
Total income tax expense                    $ 41,768     $  7,397      $ 41,352
================================================================================

A reconciliation of the provisions for income taxes follows:

                                                    % of Pretax Earnings
----------------------------------------------------------------------------
                                                 2000       1999       1998
----------------------------------------------------------------------------

Computed "expected" tax expense                  35.0%      35.0%      35.0%
Tax benefit of Puerto Rico
  operations                                    (11.3)     (33.7)     (10.3)
Federal tax credits and other effects            (0.3)      (0.8)        --
Change in valuation allowance                     1.0         --       (0.8)
In-process research and
  development write-off                            --         --        7.0
Foreign income and withholding
  taxes, net of U.S. foreign
  tax credits                                    (2.4)      11.1       (1.0)
State income taxes, net of Federal
  income tax benefit                              0.2        1.0        0.7
----------------------------------------------------------------------------
Total and effective tax rate                     22.2%      12.6%      30.6%
============================================================================

The Company has two Puerto Rico subsidiaries that are organized as "possessions corporations" as defined in Section 936 of the Internal Revenue Code. The Small Business Job Protection Act of 1996 repealed Section 936 of the Internal Revenue Code which provided a tax credit for U.S. companies with operations in certain U.S. possessions, including Puerto Rico. For companies with existing qualifying Puerto Rico operations, such as Pall, Section 936 will be phased out over a period of several years, with a decreasing credit being available through the last taxable year beginning before January 1, 2006.

The Company also operates a third Puerto Rico entity as a branch of a wholly owned controlled foreign corporation ("CFC"). Under U.S. tax principles, the earnings of a CFC are normally subject to U.S. tax only upon repatriation. Accordingly, no taxes have been provided on the unrepatriated earnings of this subsidiary.

The tax effects of temporary differences and loss carry-forwards that give rise to significant portions of the net deferred tax asset at July 29, 2000 and July 31, 1999 are as follows:

                                                            2000           1999
-------------------------------------------------------------------------------

Deferred tax asset:
  Tax loss and tax credit carry-forwards                $ 36,112       $ 43,765
  Inventories                                             12,337         11,332
  Pension liabilities                                     17,115         17,682
  Accrued expenses                                        14,952         12,215
  Other                                                    7,037          6,184
-------------------------------------------------------------------------------
Gross deferred tax asset                                  87,553         91,178
  Valuation allowance                                     (3,252)        (1,450)
-------------------------------------------------------------------------------
Total deferred tax asset                                  84,301         89,728
-------------------------------------------------------------------------------
Deferred tax liability:
  Plant and equipment                                    (32,043)       (34,471)
  Pension assets                                          (6,868)        (6,264)
  Other                                                     (876)        (1,793)
-------------------------------------------------------------------------------
Total deferred tax liability                             (39,787)       (42,528)
-------------------------------------------------------------------------------
Net deferred tax asset                                  $ 44,514       $ 47,200
===============================================================================

The valuation allowance has been increased by $1,802 as of July 29, 2000 to reflect certain foreign tax credit carry-forwards generated in fiscal 2000, which may not be utilized. In evaluating the reasonableness of the valuation allowance, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Ultimately, the realization of deferred tax assets is dependent upon generation of future taxable income during those periods in which temporary differences become deductible and/or credits can be utilized. To this end, management considers the level of historical taxable income, the scheduled reversal of deferred tax liabilities, tax-planning strategies and projected future taxable income. Based on these considerations, and the indefinite carry-forward availability of certain deferred tax credits (principally related to alternative minimum tax), management believes it is more likely than not that the Company will realize the benefit of these items, net of the July 29, 2000 valuation allowance.

United States income taxes have not been provided on the retained earnings of foreign subsidiaries (including the Puerto Rico CFC referred to above), which totaled $203,000, at July 29, 2000 ($149,000 at July 31, 1999). Foreign
subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. A portion of such earnings will however be permanently reinvested and any additional U.S. taxes arising from the repatriation of earnings available for distribution, less applicable credits for taxes paid abroad, would not be material.

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

Stock Repurchase Programs

On October 6, 1997, the Company's Board of Directors authorized the expenditure of up to $150,000 to repurchase shares of the Company's common stock. On January 20, 2000, the Board of Directors extended the stock buy-back program by three years with an authorization to expend up to an additional $200,000. The Company completed the $150,000 stock buy-back program in the current fiscal year. In fiscal years 2000, 1999 and 1998 the Company bought 1,446, 1,796 and 3,928 shares at an aggregate cost of $29,979, $40,204 and $84,998, respectively. At July 29, 2000, $194,819 remains to be expended under the Board's most recent authorization.

In connection with the Company's stock repurchase program, approximately 1,360 put options with strike prices ranging from $21.40 to $22.75 were sold under three separate contracts with an independent third party during fiscal 2000. The contracts grant the purchaser the right to sell shares of Pall Corporation stock to the Company at specified future dates and prices. In the event the puts are exercised, the contracts allow the Company to determine whether to settle in cash or shares. As such, the contracts are considered equity instruments and changes in fair value are not recognized in the Company's financial statements. The premiums received of $2,049 were recorded as additions to capital in excess of par value. Contracts related to approximately 920 put options expired in fiscal 2000 unexercised. At July 29, 2000, one contract for approximately 440 put options, with a strike price of $22.75 and expiration date of September 25, 2000, is outstanding.

Repurchased shares are held in treasury for use in connection with the Company's stock plans and for general corporate purposes. At July 29, 2000, the Company held 4,840 treasury shares.

Stock Plans

Stock Purchase Plans

During fiscal 2000, the Company implemented two stock purchase plans, a Management Stock Purchase Plan ("MSPP") and an Employee Stock Purchase Plan ("ESPP"). These plans enable employees of the Company to purchase Company stock. Participation in the MSPP is limited to certain executives as designated by the Compensation Committee of the Board of Directors, which also established common stock ownership targets for participants. Participation in the ESPP is available to all employees except those that are included in the MSPP. The Company's shareholders approved both plans at the Company's annual meeting in November 1999.

The purpose of the MSPP plan is to encourage key employees of the Company to increase their ownership of shares of the Company's common stock by providing such employees with an opportunity to elect to have portions of their total annual compensation paid in the form of restricted units, to make cash purchases of restricted units and to earn additional matching restricted units. Such restricted units aggregated 259 as of July 29, 2000. Vesting occurs over a three-year period. During fiscal 2000, participants' deferred compensation and cash payments amounted to $3,741 and the Company recognized $1,206 of expense related to matching restricted units.

The ESPP plan enables participants to purchase shares of the Company's common stock through payroll deductions at a price equal to 85% of the lower of the market price at the beginning or end of each semi-annual stock purchase period. The Company issued 96 shares, all of which were treasury shares, at the end of the first offering period ended April 28, 2000 at an average price per share of $18.43.

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

                                                      2000            1999
--------------------------------------------------------------------------

Options exercisable                                   4,091          2,395
Options available for grant                           1,586          1,454
--------------------------------------------------------------------------

Changes in the options outstanding during fiscal years 1998, 1999 and 2000 are summarized in the following table:

                                                                     Weighted
                                     Number of          Price        Average
                                      Options           Range         Price
-----------------------------------------------------------------------------

Balance--August 2, 1997                 5,244     $ 2.60-27.25      $   20.58
  Fiscal 1998:
    Options granted                     3,081      19.88-21.28          20.40
    Options exercised                    (488)      2.60-21.33          15.36
    Options terminated                   (198)     10.63-24.25          21.94
-----------------------------------------------------------------------------
Balance--August 1, 1998                 7,639       2.60-27.25          20.81
  Fiscal 1999:
    Options granted                     3,313      17.38-25.66          17.81
    Options exercised                  (2,211)      2.64-24.25          18.22
    Options terminated                   (432)      5.45-26.44          20.98
-----------------------------------------------------------------------------
Balance--July 31, 1999                  8,309       2.60-27.25          20.29
  Fiscal 2000:
    Options granted                       148      17.84-23.50          22.38
    Options exercised                    (224)      2.64-21.50          18.90
    Options terminated                   (309)      2.81-24.25          19.87
-----------------------------------------------------------------------------
Balance--July 29, 2000                  7,924     $ 2.60-27.25      $   20.39
=============================================================================

As of July 29, 2000, 9,510 shares of common stock of the Company were reserved for the exercise of stock options. To the extent treasury shares are used to satisfy option exercises, these reserved shares will not be issued.


Pro Forma Disclosures

Using the Black-Scholes option-pricing model, the disclosures required under SFAS No. 123 are as follows:

                                             2000        1999         1998
--------------------------------------------------------------------------
Average fair value of options
    granted                             $    7.00    $   5.20     $   4.90
Valuation assumptions:
  Expected dividend yield                     3.2%        3.0%         3.0%
  Expected volatility                        35.0%       35.0%        25.0%
  Expected life (years)                         5           5            5
  Risk-free interest rate                     6.6%        5.6%         5.9%
--------------------------------------------------------------------------
Pro forma effect
  Reduction in net earnings             $   9,017     $ 5,700     $  2,721
  Reduction in earnings per
    share, basic and diluted            $    0.07     $  0.05     $   0.02
==========================================================================

Incentive Compensation Plan

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. The aggregate amounts charged to expense in connection with the plan were $11,900, $8,900 and $7,200 for fiscal years 2000, 1999 and 1998, respectively.

Pension and Profit Sharing Plans
and Arrangements

Pension Plans

The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. The Company's pension plans provide benefits based on salary and service. Funding policy for domestic plans is in accordance with Employee Retirement Income Security Act of 1974 ("ERISA") funding standards; for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments. Pension costs charged to operations totaled $10,675, $14,162 and $12,414 in fiscal years 2000, 1999 and 1998, respectively.

The following table reflects the change in benefit obligations and change in plan assets for the Company's defined benefit pension plans:

                                                                  U.S. Plans              Foreign Plans
---------------------------------------------------------------------------------------------------------
                                                              2000         1999         2000         1999
---------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
     Benefit obligation--beginning of year               $ 109,110    $ 106,232    $ 106,521    $  86,134
     Service cost                                            4,551        5,974        6,172        6,114
     Interest cost                                           7,755        7,244        5,958        6,160
     Plan participant contributions                             --           --        1,617        1,740
     Plan amendments                                           723        3,222        1,334           --
     Actuarial (gain) loss                                  (2,761)      (7,212)      (3,145)       7,968
     Total benefits paid                                    (9,325)      (6,350)      (4,279)      (4,014)
     Effect of exchange rates                                   --           --       (6,874)       2,419
---------------------------------------------------------------------------------------------------------
     Benefit obligation end of year                        110,053      109,110      107,304      106,521
---------------------------------------------------------------------------------------------------------
Change in Plan Assets
     Fair value of plan assets--beginning of year           76,624       69,109      129,919      116,448
     Actual return on plan assets                            4,813       10,374       11,176        9,991
     Company contributions                                   4,176        3,491        5,216        4,529
     Plan participant contributions                             --           --        1,617        1,740
     Benefits paid from plan assets                         (9,325)      (6,350)      (4,279)      (4,014)
     Effect of exchange rates                                   --           --       (8,878)       1,225
---------------------------------------------------------------------------------------------------------
     Fair value of plan assets--end of year                 76,288       76,624      134,771      129,919
---------------------------------------------------------------------------------------------------------
Funded Status                                              (33,765)     (32,486)      27,467       23,398
     Unrecognized actuarial gain                           (10,996)     (10,601)     (17,189)     (13,428)
     Unrecognized prior service cost                         7,372        7,986          262          341
     Unrecognized transition (asset) or obligation          (1,135)      (1,401)         166       (1,624)
---------------------------------------------------------------------------------------------------------
     Net amount recognized                                 (38,524)     (36,502)      10,706        8,687
---------------------------------------------------------------------------------------------------------
Amount recognized in the balance sheet consists of:

     Prepaid benefit                                            --           --       26,672       24,716
     Accrued benefit liability                             (45,498)     (44,674)     (17,026)     (16,029)
     Intangible asset                                        5,197        5,192          867           --
     Accumulated other comprehensive income                  1,777        2,980          193           --
---------------------------------------------------------------------------------------------------------
     Net amount recognized                               $ (38,524)   $ (36,502)   $  10,706    $   8,687
=========================================================================================================
Plans with accumulated benefit obligations in excess of
     plan assets consist of the following:

     Accumulated benefit obligation                      $  31,278    $  31,300    $  11,028    $  10,312
     Projected benefit obligation                           37,924       38,711        9,330       12,010
     Plan assets at fair value                                  --           --           --           --
=========================================================================================================

Net periodic benefit cost for the Company's defined benefit pension plans includes the following components:

                                                                     U.S. Plans                        Foreign Plans
------------------------------------------------------------------------------------------------------------------------------
                                                             2000        1999        1998        2000        1999        1998
------------------------------------------------------------------------------------------------------------------------------
Service cost                                               $4,551      $5,974      $4,365      $6,172      $6,114      $5,307
Interest cost                                               7,755       7,244       6,720       5,958       6,160       5,136
Expected return on plan assets                             (6,871)     (6,023)     (5,101)     (8,573)     (8,449)     (7,163)
Amortization of prior service cost                            813         789         652         141          39          39
Amortization of net transition asset                         (266)       (166)       (166)       (537)       (551)       (554)
Recognized actuarial loss (gain)                              213       1,417       1,254         (15)         16        (235)
------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                  $6,195      $9,235      $7,724      $3,146      $3,329      $2,530
==============================================================================================================================

The following table provides the weighted average assumptions used to determine plan liabilities and expense:


                                                             U.S. Plans                             Foreign Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                     2000       1999       1998           2000             1999             1998
------------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rate                        7.75%      7.50%      7.00%    2.50 - 6.50%     2.50 - 6.50%     2.50 - 7.50%
Expected long-term rate of return on plan assets     10.00%     10.00%     10.00%    4.50 - 7.00%     4.50 - 7.00%     4.50 - 7.75%
Rate of compensation increase                         4.75%      4.75%      4.75%           3.00%     2.50 - 3.00%     2.30 - 4.50%
------------------------------------------------------------------------------------------------------------------------------------

The Company and its subsidiaries also participate in certain pension plans primarily for the benefit of its employees who are union members. Contributions to these plans were $1,334, $1,598 and $2,160 for fiscal years 2000, 1999 and 1998, respectively.

Profit Sharing Plan

The Company's profit sharing and 401(k) plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The plan provides that, unless the Board of Directors decides otherwise, the Company contribute annually the lesser of (a) the amount which, when added to forfeitures for the year, equals 7.5% of the amount by which the consolidated net operating income before income taxes of the Company and its participating subsidiaries exceeds $500, or (b) the amount deductible for Federal income tax purposes. The expense associated with the plan for fiscal years 2000, 1999 and 1998 was $7,605, $3,408 and $4,581,respectively.

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

                                                   2000                           1999                          1998
---------------------------------------------------------------------------------------------------------------------------------
                                       Pretax      Tax        Net       Pretax     Tax        Net     Pretax     Tax       Net
                                       Amount     Effect     Amount     Amount    Effect     Amount   Amount    Effect    Amount
---------------------------------------------------------------------------------------------------------------------------------
Unrealized translation adjustment     $(20,835)  $   (366)  $(21,201)  $ (1,966)  $   232   $(1,734)  $(5,545)  $  (149)  $(5,694)
Minimum pension liability adjustment     1,010       (344)       666      3,269    (1,144)    2,125       439      (153)      286
Unrealized investment gains (losses)       499       (175)       324    (12,780)    4,473    (8,307)    6,065    (2,115)    3,950
---------------------------------------------------------------------------------------------------------------------------------
                                      $(19,326)  $   (885)  $(20,211)  $(11,477)  $ 3,561   $(7,916)  $   959   $(2,417)  $(1,458)
=================================================================================================================================

Contingencies and Commitments

Certain facilities of the Company are involved in environmental proceedings. The reserve established for the most significant matter pertains to the Company's subsidiary, Gelman Sciences Inc. ("Gelman"), and constitutes most of the nearly $14,600 of accruals related to environmental matters reflected in the Company's balance sheet at July 29, 2000. Nearly ten years prior to Gelman's acquisition by the Company in February 1997, an action was filed in Circuit Court for Washtenaw County, Michigan ("Court") by the State of Michigan ("State") seeking to compel Gelman to investigate and remediate the contamination near Gelman's Ann Arbor facility, which allegedly was caused by Gelman's disposal of waste water from its manufacturing process under legal and accepted discharge practices in the 1970s. Pursuant to a consent decree entered into by Gelman and the State in 1992 (amended September 1996 and October 1999), which resolved that litigation, Gelman is remediating the contamination without admitting wrongdoing. In February 2000, the State Assistant Attorney General filed a Motion to Enforce Consent Judgement in the Court seeking approximately $4,900 in stipulated penalties for the alleged violations of the Consent Judgement and additional injunctive relief. Gelman vigorously disputed these assertions and in July 2000, the Court took the matter of penalties "under advisement" and clearly stated its intent to assure completion of the cleanup program already under way. Also during the fourth quarter of 2000, the Company received funds aggregating approximately $5,000 from its insurance carrier as final settlement of its insurance obligations for the Gelman remediation. These funds were added to the reserve, principally to cover revised estimates for the future costs of remediation and ongoing legal expenses. In the opinion of management, the Company is in substantial compliance with applicable environmental laws and its current accruals for environmental remediation are adequate. Because regulatory standards under environmental laws are becoming increasingly stringent, there can be no assurance that future developments will not cause the Company to incur material environmental liabilities or costs beyond those accrued in its consolidated financial statements.

The Company and its subsidiaries are subject to certain other legal actions that arise in the normal course of business. It is management's opinion that these other actions will not have a material effect on the Company's consolidated financial position.

The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $17,800 in 2000, $18,900 in 1999 and $17,300 in 1998. Future
minimum rental commitments at July 29, 2000 for all noncancelable operating leases with initial terms exceeding one year are $11,300 in 2001; $7,400 in 2002; $5,200 in 2003; $3,100 in 2004; $1,300 in 2005 and $800 thereafter.

The Company has employment agreements with its executive officers, the terms of which expire at various times through January 2003. Such agreements, which have been revised from time to time,provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at July 29, 2000, excluding bonuses, was approximately $10,140.

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

The Company's products are sold to a diverse group of customers throughout the world. As such, the Company is subject to certain risks and uncertainties as a result of changes in general economic conditions, sources of supply, competition, foreign exchange rates, tax reform, litigation and regulatory developments. The diversity and breadth of the Company's products and geographic operations mitigate the risk that adverse changes in any event would materially affect the Company's financial position. Additionally, as a result of the diversity of its customer base, the Company does not consider itself exposed to concentration of credit risks. These risks are further minimized by placing credit limits, ongoing monitoring of customers' account balances, and assessment of customers' financial strength.

The Company enters into forward exchange contracts, generally with terms of 90 days or less, to manage its foreign currency transaction exposures. Effects of changes in currency rates on those transactions are therefore minimized and hedges are accounted foras part of the underlying transactions. The total value of open contracts at year-end was not material.

Quarterly Financial Information

Unaudited quarterly financial information appears on page 41.

Market and Geographic Segment Information

In fiscal 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 supersedes previously issued segment reporting disclosure rules and requires the reporting of certain information about the Company's operating segments (markets) on a basis consistent with the way in which the Company is managed and operated. The segment disclosures for fiscal 1998 have been restated to the extent practical.

The Company manufactures and markets filtration and separation products and systems throughout the world in four principal markets--Medical, BioPharmaceuticals, Aeropower and Fluid Processing, each managed by a worldwide business leader. The Company's underlying accounting records are maintained on a legal entity basis for statutory and public reporting purposes. Most of the legal entities operate in more than one market. For internal reporting purposes, the Company has historically categorized sales in submarkets within its four principal markets; however, the Company does not categorize other SFAS No. 131 disclosures by sub-markets within its four principal markets. Nor does the Company manage and categorize all assets within its Health Care market between its Medical and BioPharmaceuticals markets. Certain assets managed at the corporate level, including property and equipment, intangible assets and investments, are not allocated to the identifiable markets. Accordingly, operating profits for markets exclude general corporate expenses. The Company also does not use restructuring and other charges to measure and evaluate operating profitability by markets.

Market Segment Information

                                             2000           1999           1998
-------------------------------------------------------------------------------

Sales to Unaffiliated Customers:
Blood                                 $   211,088    $   186,266    $   177,310
Critical Care                              87,291         86,647         82,814
                                      -----------------------------------------
     Medical                              298,379        272,913        260,124
                                      -----------------------------------------
BioPharmaceuticals                        237,209        238,313        210,077
Food and Beverage                          59,723         54,846         49,073
Specialty Materials                        35,680         39,570         35,052
                                      -----------------------------------------
     BioPharmaceuticals                   332,612        332,729        294,202
                                      -----------------------------------------
     Health Care                          630,991        605,642        554,326
                                      ---------------------- ------------------
Aerospace                                 134,106        135,543        124,449
Industrial Hydraulics                     136,841        131,415        134,041
                                      -----------------------------------------
     Aeropower                            270,947        266,958        258,490
                                      -----------------------------------------
Microelectronics                          103,673         62,540         87,608
Industrial Process                        218,490        211,926        186,861
                                      -----------------------------------------
     Fluid Processing                     322,163        274,466        274,469
                                      -----------------------------------------
Total                                 $ 1,224,101    $ 1,147,066    $ 1,087,285
===============================================================================
Operating Profit:
Medical                               $    83,953    $    72,459    $    68,986
BioPharmaceuticals                         76,314         57,602         45,132
                                      -----------------------------------------
     Health Care                          160,267        130,061        114,118
     Aeropower                             67,913         64,040         60,982
     Fluid Processing                      46,695         32,004         46,531
                                      -----------------------------------------
     Subtotal                             274,875        226,105        221,631
Restructuring and other charges, net      (11,987)       (89,433)       (19,222)
General corporate expenses                (60,407)       (64,753)       (59,554)
Interest expense, net                     (14,077)       (13,015)        (7,870)
                                      -----------------------------------------
Earnings before income taxes          $   188,404    $    58,904    $   134,985
===============================================================================
Depreciation and Amortization:
Health Care                           $    30,299    $    27,804    $    28,791
Aeropower                                  12,472         10,937         10,809
Fluid Processing                           15,223         20,743         19,900
                                      -----------------------------------------
     Subtotal                         $    57,994         59,484         59,500
Corporate                                  13,967         15,287         13,579
                                      -----------------------------------------
Total                                 $    71,961    $    74,771    $    73,079
===============================================================================
Identifiable Assets:
Health Care                           $   610,654    $   571,979    $   542,947
Aeropower                                 224,038        219,502        210,760
Fluid Processing                          293,985        306,661        292,403
                                      -----------------------------------------
     Subtotal                           1,128,677      1,098,142      1,046,110
Corporate                                 378,575        390,185        317,102
                                      -----------------------------------------
Total                                 $ 1,507,252    $ 1,488,327    $ 1,363,212
===============================================================================
Capital Expenditures:
Health Care                           $    39,983    $    38,473    $    43,234
Aeropower                                  11,246          8,335          9,414
Fluid Processing                           13,191         20,972         25,271
                                      -----------------------------------------
     Subtotal                              64,420         67,780         77,919
Corporate                                   2,073          3,416          7,202
                                      -----------------------------------------
Total                                 $    66,493    $    71,196    $    85,121
===============================================================================

Geographic Segment Information

                                             2000           1999           1998
-------------------------------------------------------------------------------
Sales to Unaffiliated Customers:
Western Hemisphere                    $   568,025    $   509,191    $   515,295
Europe                                    435,318        455,088        397,880
Asia                                      220,758        182,787        174,110
                                      -----------------------------------------
Total                                 $ 1,224,101    $ 1,147,066    $ 1,087,285
===============================================================================
Operating Profit:
Western Hemisphere                    $   153,190    $   102,351    $   115,317
Europe                                     91,964        106,924         91,670
Asia                                       36,000         18,289         14,974
Eliminations                               (6,279)        (1,459)          (330)
                                      -----------------------------------------
     Subtotal                             274,875        226,105        221,631
Restructuring and other charges, net      (11,987)       (89,433)       (19,222)
General corporate expenses                (60,407)       (64,753)       (59,554)
Interest expense, net                     (14,077)       (13,015)        (7,870)
                                      -----------------------------------------
Earnings before income taxes          $   188,404    $    58,904    $   134,985
===============================================================================
Identifiable Assets:
Western Hemisphere                    $   571,988    $   554,450    $   550,091
Europe                                    390,946        394,095        374,810
Asia                                      183,740        163,247        133,622
Eliminations                              (17,997)       (13,650)       (12,413)
                                      -----------------------------------------
     Subtotal                           1,128,677      1,098,142      1,046,110
Corporate                                 378,575        390,185        317,102
                                      -----------------------------------------
Total                                 $ 1,507,252    $ 1,488,327    $ 1,363,212
===============================================================================

Export sales to unaffiliated customers by the Company's U.S. operations approximately totaled $74,000, $63,000 and $74,000 in fiscal years 2000, 1999 and 1998, respectively. The Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations.

Transfers between geographic areas are generally priced on the basis of a markup of manufacturing costs to achieve an appropriate sharing of the profit between the parties.

Quarterly Financial Information (Unaudited)


                                    First       Second        Third        Fourth         Full
                                  Quarter      Quarter      Quarter       Quarter         Year
----------------------------------------------------------------------------------------------
2000(a):
Net sales                      $  267,122   $  294,699   $  318,049    $  344,231   $1,224,101
Gross profit                      142,376      158,016      174,481       191,508      666,381
Earnings before income taxes       32,335       43,933       54,274        57,862      188,404
Net earnings                       24,898       33,828       41,792        46,118      146,636
Earnings per share:
     Basic                           0.20         0.27         0.34          0.37         1.18
     Diluted                         0.20         0.27         0.34          0.37         1.18

1999(b):

Net sales                      $  249,850   $  278,255   $  299,896    $  319,065   $1,147,066
Gross profit                      132,510      144,491      140,367       181,692      599,060
Earnings before income taxes       17,740       20,738      (44,902)       65,328       58,904
Net earnings                       13,461       15,974      (28,323)       50,395       51,507
Earnings per share:
     Basic                           0.11         0.13        (0.23)         0.40         0.41
     Diluted                         0.11         0.13        (0.23)         0.40         0.41

-------------------------------------------------------------------------
(a) In the first quarter, the Company recorded a $1,320 gain on the sale of a facility in the U.K., increasing first quarter basic and diluted earnings per share by 1 cent after pro forma tax effect. During the fourth quarter, the Company recorded $13,307 in restructuring and other charges (including $3,421 reflected in cost of sales), decreasing fourth quarter basic and diluted earnings per share by 7 cents after pro forma tax effect.

(b) During the third quarter, the Company recorded $89,433 in restructuring and other charges (including $24,738 reflected in cost of sales), decreasing third quarter and full-year basic and diluted earnings per share by 51 cents after pro forma tax effect.

Common Stock Prices and Cash Dividends

Pall Corporation's Common Stock is listed on the New York and London Stock Exchanges. The table below sets forth quarterly data relating to the Company's Common Stock prices and cash dividends declared per share for the past two fiscal years.


                                                                          Cash dividends
                             2000                     1999              declared per share
--------------------------------------------------------------------------------------------
Price per share       High         Low          High         Low           2000       1999
--------------------------------------------------------------------------------------------
Quarter: First     $    25.19   $    18.38   $    25.75   $    19.56   $   0.1600   $ 0.1550
         Second         24.94        18.44        26.63        21.63       0.1650     0.1600
         Third          25.00        17.13        23.25        15.75       0.1650     0.1600
         Fourth         24.25        18.31        22.81        17.25       0.1650     0.1600
============================================================================================

There are approximately 6,100 holders of record of the Company's Common Stock.


Six-Year Sales

(In thousands)           2000         1999         1998         1997         1996       1995
--------------------------------------------------------------------------------------------
Health Care        $  630,991   $  605,642   $  554,326   $  555,378   $  570,835   $489,347
Aeropower             270,947      266,958      258,490      243,207      235,075    212,806
Fluid Processing      322,163      274,466      274,469      263,423      266,523    224,173
--------------------------------------------------------------------------------------------
Total              $1,224,101   $1,147,066   $1,087,285   $1,062,008   $1,072,433   $926,326
============================================================================================

Six-Year Financial History
Pall Corporation and Subsidiaries


(In millions, except per share data and
number of employees)                               2000         1999          1998         1997         1996        1995
--------------------------------------------------------------------------------------------------------------------------
Results for the Year:
Sales                                            $1,224.1     $1,147.1      $1,087.3     $1,062.0     $1,072.4    $  926.3
Cost of sales                                       557.7        548.0         473.9        468.4        429.7       355.2
Selling, general and administrative expenses        403.9        406.0         392.8        376.9        378.8       338.7
Research and development                             51.4         56.5          58.5         53.8         53.8        50.6
Other charges, net                                    8.6         64.7          19.2(c)      74.0          2.8(e)       --
Interest expense, net                                14.1         13.0           7.9          2.8          3.6         4.1
Earnings before taxes                               188.4(a)      58.9(b)      135.0         86.1(d)     203.7       177.7
Income taxes                                         41.8          7.4          41.4         18.8         60.9        51.8
Accounting changes                                     --           --            --           --           --        (0.8)(f)
Net earnings                                        146.6         51.5          93.6         67.3        142.8       125.1
Earnings per share:
     Basic                                           1.18         0.41          0.75         0.53         1.14        1.00
     Diluted                                         1.18         0.41          0.75         0.53         1.13        1.00
Dividends declared per share                         0.66         0.64          0.61         0.54         0.47        0.41
Capital expenditures                                 66.5         71.2          85.1         88.6         88.5        74.3
Depreciation and amortization                        72.0         74.8          73.1         62.8         57.8        50.6
--------------------------------------------------------------------------------------------------------------------------
Year-End Position:
Working capital                                  $  315.5     $  185.9      $  192.1     $  291.6     $  286.1    $  264.4
Property, plant and equipment, net                  503.8        507.0         520.6        504.0        498.0       460.5
Total assets                                      1,507.3      1,488.3       1,363.2      1,279.6      1,295.8     1,161.2
Long-term debt                                      223.9        116.8         111.5         62.1         54.4        74.3
Total liabilities                                   745.9        757.7         597.6        454.8        498.8       450.6
Stockholders equity                                 761.3        730.7         765.6        824.8        797.0       710.6
--------------------------------------------------------------------------------------------------------------------------
Other Ratios and Statistics:
Net earnings (excluding other charges
     and accounting changes) as % of:
          Sales                                      12.6         10.0          10.6         12.3         13.5        13.6
          Average total assets                       10.3          8.1           8.8         10.1         11.8        11.5
          Average equity                             20.6         14.8          14.4         15.5         19.2        18.9
Average shares outstanding:
     Basic                                          123.8        124.3         125.1        126.3        125.1       124.6
     Diluted                                        124.7        124.8         125.7        127.5        126.7       125.5
Equity per share                                 $   6.18     $   5.88      $   6.18     $   6.48     $   6.36    $   5.70
Number of employees at year-end                     8,800        8,600         8,900        8,500        8,500       7,300
Price range of stock during the year:
     High                                        $  25.19     $  26.63      $  25.56     $  28.25     $  29.38    $  24.00
     Low                                         $  17.13     $  15.75      $  19.38     $  20.75     $  19.63    $  15.75
==========================================================================================================================


(a) Includes restructuring and other charges, net of $12.0 million (including $3.4 million contained in cost of sales) or 6 cents per share (after pro forma tax effect).

(b) Includes restructuring and other charges of $89.4 million (including $24.7 million contained in cost of sales) or 51 cents per share (after proforma tax effect).

(c) Represents a one-time charge of $27.0 million or 22 cents per share (after pro forma tax effect) to write-off in-process research and development related to the Rochem acquisition, offset by $7.8 million or 4 cents per share (after pro forma tax effect) of other income, net.

(d) Includes a charge of $95.9 million (including $21.9 million contained in cost of sales) or 50 cents per share (after pro forma tax effect) related to Gelman merger, restructuring and other charges.

(e) Represents a charge of $2.8 million or 1 cent per share (after pro forma tax effect) related to Gelman's environmental remediation costs.

(f) Represents a $0.8 decrease in net earnings or 1 cent per share (after pro forma tax effect) as a result of adopting SFAS No. 112 (Employer's Accounting for Postemployment Benefits).

Corporate Directory

Senior Officers

Eric Krasnoff
Chairman and Chief Executive Officer

Jeremy Hayward-Surry
President

John Adamovich
Treasurer and Chief Financial Officer


Senior Operating Officers

Steven Chisolm
Charles Grimm
Heinz Ulrich Hensgen
Clifton Hutchings
Paul Kohn
Neil MacDonald
John Miller
Akio Satake
Donald Stevens
Marcus Wilson
Samuel Wortham


Board of Directors

Abraham Appel
Daniel Carroll, Jr.
Ulric Haynes, Jr.
John Haskell, Jr.
Jeremy Hayward-Surry
Eric Krasnoff
Dr. Edwin Martin, Jr.
Katharine Plourde
Chesterfield Seibert
Heywood Shelley
Alan Slifka
Dr. James Watson


Corporate Officers

Dr. Joseph Adiletta
Dr. Leonard Bensch
David Berger
Jane Block
Thomas Bormann
Christopher Donegan
Terry Flack
Stephen Geibel
Dr. Thomas Gsell
Dr. Richard Gutman
Richard Haas
Abbott Hilelson
Patricia Iannucci
Sakae Isohata
Dr. Hyman Katz
William Palmer
Dr. John Pearson
Roberto Perez
Reed Sarver
Gregory Scheessele
Robert Simkins
Mark Sutter
Dr. Saied Tousi
Charles Wolowitz


Mary Ann Bartlett
Secretary and Assistant General Counsel

Gilbert Weiner
General Counsel

Corporate Information

Corporate Headquarters

2200 Northern Blvd.
East Hills, New York 11548
Telephone: 516.484.5400
Toll Free: 1.800.645.6532
Fax: 516.484.3649


Principal Plants

Cortland and Long Island, New York
Fort Myers, New Port Richey, and Pensacola, Florida
Covina, California
Putnam, Connecticut
Northborough, Massachusetts
Ann Arbor, Michigan
Fajardo, Puerto Rico
Beijing, China
Hamburg, Germany
Tipperary, Ireland
Ascoli, Italy
Tsukuba, Japan
Ilfracombe, Newquay, Portsmouth and
  Redruth, United Kingdom


Auditors

KPMG LLP, Melville, New York


Registrar & Transfer Agent

Equiserve Trust Company, N.A.

The transfer agent is responsible for shareholder records, changes of address, stock transfers, changes of ownership, issuance of stock certificates, and distribution of dividends and IRS Forms 1099.

Requests concerning these matters are most efficiently answered by contacting:

Equiserve Trust Company, N.A.
P.O. Box 8218
Boston, Massachusetts 02266-8218
Telephone: 1.800.633.4236

The papers used in this annual report were manufactured in mills that use Pall filters in their paper machines.

Investor Relations

Investor relations inquiries should be directed to:

Pall Corporation
Diane Foster
25 Harbor Park Drive
Port Washington, New York 11050-4630
Telephone: 516.484.3600
Fax: 516.484.3649
E-mail: Diane_Foster@pall.com

Requests for financial materials:
Telephone: 1.800.205.7255

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


Trademarks

All product names appearing in bold capitals are trademarks owned by Pall Corporation or one of its subsidiaries.

Design: Inc Design, incdesign.com

[LOGO]

Pall Corporation

Corporate Headquarters
2200 Northern Boulevard
East Hills, NY 11548-1289 USA

800.645.6532 toll free
516.484.5400 phone
516.484.3649 fax



Filtration. Separation. Solution.(SM)



Visit us on the Web at www.pall.com
-------------------------------------------------------------------------------
Select-A-FAX* 1.516.942.0523
for the latest information delivered to any fax machine, anywhere in the world. This automatic system operates 24 hours a day, seven days a week. Call
800.664.7255 from the USA.
-------------------------------------------------------------------------------

Pall Corporation has offices and plants throughout the world in locations including: Argentina, Australia, Austria, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Poland, Puerto Rico, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, United Kingdom, United States and Venezuela. Distributors are located in all major industrial areas of the world.



(C)Copyright 2000, Pall Corporation. Pall. [LOGO] are trademarks of Pall Corporation. (R)Indicates a Pall trademark registered in the USA. "Select-A-FAX is a registered trademark of CyberData, Inc.