Form 10-K, Exhibit 13
period 2001-07-28
PALL CORP
filed 2001-10-26
CIK 75829

                                                                     EXHIBIT 13

[PALL CORPORATION LOGO]




                                                            2001 Annual Report









                                         A WINNING
                                            FORMULA












Filtration. Separation. Solution.(SM)

TABLE OF CONTENTS

Company Profile                                                        1
Letter to Shareholders                                                 2
A Winning Formula                                                      7
     A Bank of Proprietary Technologies                                8
     A Strong Customer Base                                           11
     A Steady Stream of Innovative Solutions                          12
     A Wealth of New Markets and Opportunities                        14
Message from the CFO                                                  16
Financial Contents                                                    16
Corporate Directory                                                   44
Corporate Information                                                 45



                                                                       [graphic]



FINANCIAL
HIGHLIGHTS

                                                                       Years Ended
(IN THOUSANDS, EXCEPT PER SHARE DATA)                       JULY 28, 2001      JULY 29, 2000

o    NET SALES                                              $  1,235,423        $  1,224,101
     EARNINGS BEFORE INCOME TAXES                           $    150,320        $    188,404
     NET EARNINGS*                                          $    118,010        $    146,636
o    EARNINGS PER SHARE*                                    $        .95        $       1.18
o    TOTAL ASSETS AT YEAR END                               $  1,548,510        $  1,507,252
o    STOCKHOLDERS' EQUITY                                   $    770,042        $    761,306
o    AVERAGE SHARES OUTSTANDING                                  122,580             123,810
     EQUITY PER SHARE OUTSTANDING AT YEAR END               $       6.29        $       6.18


* Excluding restructuring and other charges, net earnings in fiscal 2001 and 2000 were $130.7 million, or $1.06 per share, and $154.4 million, or $1.24 per share, respectively.

                                COMPANY PROFILE

Pall is the global leader in the highly sophisticated filtration, separation and purification industry. Customers seek us out to solve their most complex and demanding contamination problems. This means complete removal of gross contaminants down to the molecular level of separation.

Pall's technologies play a vital role in the production of many consumer and industrial products, as well as in most drugs and medical therapies. They help manufacturers and health care providers produce results that are better, safer, and in some cases, even possible. Many of today's bold technological initiatives are dependent upon advanced filtration to succeed. This signals enormous additional opportunity for us. Our vision is that one day all fluids will pass through a Pall-engineered membrane system.

We are leveraging our considerable resources to realize this vision.

--------------------------------------------------------------------------------

PALL LIFE SCIENCES

Pall's filtration, separation, and purification technologies accelerate the process of drug discovery and development and ensure drugs are produced to the highest standards. Many of the latest intravenous therapies require administration to patients through a Pall filter. Pall's blood filtration products are the technology of choice among clinicians and blood bankers around the world. This front to back-end capability in the life sciences industry is a unique competitive strength and an important element of our strategy going forward.

PALL INDUSTRIAL

Pall provides enabling and process enhancing technologies throughout the industrial marketplace. This includes the aerospace, microelectronics, municipal and industrial water, fuels, chemicals, energy and food and beverage industries. Virtually all of the raw materials, process fluids and waste streams that course through industry are candidates for multiple stages of filtration, separation and purification. Pall has the ability to filter all of them. But we have an even greater opportunity to provide customers with integrated solutions for all of their process fluids. This further differentiates Pall in the marketplace and creates stronger customer relationships.

46.6%                                                                      53.4%
of total Company revenues                              of total Company revenues
(amounts shown in millions)                          (amounts shown in millions)


                                                       AEROSPACE
                                                       `01 $158.3   `00 $145.0

BLOOD
`01 $233.3   `00 $224.8
                                    [graphic]
                                                       MICROELECTRONICS
                                                       `01 $155.1   `00 $151.4

BIOPHARMACEUTICALS
`01 $342.2   `00 $346.5

                                                       GENERAL INDUSTRIAL
                                                       `01 $346.5   `00 $356.4

[photo of                Eric Krasnoff,
Eric Krasnoff]           Chairman and Chief
                         Executive Officer


                         Dear Fellow Shareholders


[photo of                Jeremy Hayward-Surry,
Jeremy Hayward-Surry]    President


Pall Corporation is the preeminent filtration, separation and purification company in the world. Size, profits, proprietary new technology, market breadth and share; by any measure, Pall is the global leader in its field. We are innovators and marketers of sophisticated products that address the world's most demanding contamination problems.

Our mission is to solve our customers' most challenging contamination problems across the broad markets we serve. What we drink, wear, watch, drive, eat and fly all require Pall products. The market potential for our products is over $31 billion and growing steadily as demands for purity increase.

2001 was a very challenging year in both social and economic terms. The horror of terrorism on an unprecedented scale shattered lives and the sense of security around the world. It is a stark reminder of the tenuous moral covenant that separates civilization from chaos. As a New York based company, we are on intimate terms with the suffering and our hearts go out to all of the victims and their families. Our employees performed admirably, volunteering their time and resources in the relief effort, and I am very proud of each of them.

Moving over to the macroeconomic environment, the strong U.S. dollar and deteriorating foreign currencies conspired to take a whopping 5.4% off Pall's top line. At the same time we were affected by a weakening U.S. industrial economy. There was more. An abrupt implosion of the semiconductor industry depressed our Microelectronics business following stellar compounded growth of 18% over the past two years. These three factors made for a harrowing year.

                                        "Pall is the global leader in its field.
                                        We are innovators and marketers of
                                        sophisticated products that address the
                                        world's most demanding contamination
                                        problems."


Despite this, Pall stock performed well this fiscal year, moving ahead 11% while the S&P was down 22%. Factoring in our cash dividend of 3%, Pall proved a solid investment. We still feel that our stock is undervalued. Our focus is on steadily increasing long-term value for our shareholders.

Still, we are disappointed in our performance as reported sales, after the effects of currency, just exceeded the prior year and earnings lagged. Our efforts and actions throughout 2001 were aimed at mitigating the effects of basic market conditions and positioning Pall to post consistently superior results regardless of external forces going forward. We have the resources and the resolve to do so.


EFFECTS OF CURRENCY

While it is much too early to be sure, our new fiscal year may just be the one to stabilize or even reverse the effects of foreign currency exchange rates. We lost more than $150,000,000 in sales over the past five years to exchange rates. That is an unprecedented run by the U.S. dollar and, in many ways, mimics the performance of the major stock indices. Yet as of this writing, the effects of currency are neutral for fiscal 2002.

We have an extraordinarily successful global business. Over 30% of our sales are in Europe and 20% are in Asia. Asia grew 18.5% for the year in local currency. Europe grew 6% in local currency. This global strength makes Pall the ideal partner for our international customers. Many of them require identical products and services wherever they operate.


BECOMING MORE COMPETITIVE

Pall's cost reduction programs are not glamorous work but they steadily hammer away at S, G & A and Cost of Sales. Improvements in productivity, along with outsourcing initiatives, have allowed us to announce a further reduction in staff of over 4%. This follows a prior reduction of 5%.

What else have we done to become more competitive? We invested extensively in manufacturing this year. Our plant in Beijing, China has doubled its capacity and is now supplying industrial products locally and to customers worldwide. We are very proud of the entrepreneurship and high quality achieved by our China team.

We have set up a large operation in Mexico to produce disposable assemblies for our blood filtration business. Housed in a new clean room facility, the plant is a short ride from Pall's California facility which provides blood collection and filtration products for the Western Hemisphere.

Purchasing and logistics have very high visibility at our shop. Applying advanced supply chain management techniques, we continue to reduce costs while increasing service to our customers. This is a double benefit. As real dollars come out of our costs, the added value of exceptional customer service increases sales. And finally, we completed the reorganization of the Company into Industrial and Life Sciences segments with each comprising about half of total revenues. I'll discuss each group in some detail.

PALL INDUSTRIAL

Within Industrial, Microelectronics does better than finding the proverbial needle in a haystack. Our purifiers enable semiconductor producers to reduce contaminants by over one-trillion fold. We have successfully expanded our product offerings to cover the broad needs of this cyclical but dynamic market.

From the raw materials of silicon and water to the gases and chemicals of chip manufacture, Pall has extensive engineered solutions for all of the needs of this demanding industry. As we ride the industry's inherent cycles, our market share has continued to grow.

We have strengthened our business this year by moving our macroelectronic products from the General Industrial division to Microelectronics. Macroelectronics customers produce products to record, store and retrieve information and images. The segment includes CDs, floppy discs and magnetic tape, hard drives, film, printers, optical display screens and optical fiber. There has been a true convergence in this industry and our change allows us to serve an increasingly unified customer base with similar Pall products.

Water Processing is another key Industrial business that is prospering. Municipal drinking water is increasingly under siege from air and water-borne contaminants. Pall has pioneered the adoption of membrane filtration systems. These are modular and can meet the needs of the smallest community or largest city for removal of pathogens from tens of millions of gallons of water each day.

Our excitement over the potential for the Water Processing business is sky high. We have the solution to the increasingly serious problem of contaminated water. The pincer of government regulation and consumer demand is propelling the demand for improved water quality. This non-cyclical business has grown rapidly since we entered the market a few years ago.

Our Aerospace division posted excellent results this year. Sales increased 13% in local currency and overall margins were the highest of any reporting segment in the Company. Military sales paced this segment and comprise 41% of the total for the group.


PALL LIFE SCIENCES

Within Life Sciences, the Blood Filtration group is highly integrated and operates independently. It supports blood banks, hospitals and clinicians, and is a leading center of activity in the high-profile field of transfusion medicine. This includes both traditional uses of blood and rapidly emerging areas such as stem cells and cellular therapy.

Blood may be thicker than water but their dynamics are uncannily similar. Like water, the safety of the public blood supply is of increasing concern. Also, government regulations and public pressure have supported increased measures to enhance the safety of the blood supply.

In the past year, Pall cemented its global position as the technical and market leader in blood safety systems. With key alliances and supply contracts in place, we are well poised to benefit from the global leap to universal filtration of blood.

Our 2001 growth was 7.2% in sales and 20% in units. This unusual disparity is the result of the continued shift of sales from the hospital to lower price blood bank customers and includes one long-term supply agreement of exceptional size. We will grow into the new volumes and see an improvement in margins over time.

But the real excitement in blood safety is yet to come. Pall is well along the path to marketing systems to produce pathogen-free blood. Along with our partner, V.I. Technologies, we are awaiting FDA approval to begin the pivotal Phase III trials. The market for this product is more than three times Pall's current sales.

Our expertise in the collection, preservation, storage and infusion of human red cells, platelets, plasma and stem cells, and in the isolation of their pathogens, extends to our BioPharmaceuticals division. Pharmaceuticals, generally, and biotechnologically produced drugs, in particular, are tremendous consumers of high-end filtration and separations products. Bacteria, virus and rogue contaminants are a constant concern. So far, the FDA has approved just over 100 biotechnologically produced drugs. Yet there are over 300 late in the approval process and more than 3000 are coming along behind.

Pall's fully integrated Life Sciences business makes us the only company in our industry that can truly meet the full needs of the biotechnology industry. Our product lines start in the laboratory with drug discovery, gene manipulation and proteomics applications. They extend into drug development and process scale up where our products and extensive validation services help customers navigate the drug approval regulatory process.

When a drug reaches full manufacturing status, Pall is there with a complete array of large-scale filtration and purification technologies. This includes microfiltration and ultrafiltration in a variety of cartridge, cross flow and dynamic shear configurations. At the end of the drug development pipeline is patient delivery. Here again, Pall is uniquely positioned to provide solutions to the challenges of drug administration whether the route is parenteral, enteral, pulmonary or through a blood product. We offer the complete package. No one else does.

Pall has broadened its technology and steadily introduces new products to serve the needs of this seminal industry. Our filtration systems and validation services allow drug manufacturers the quickest and surest path through the regulatory process and on to the market.

"We expect to achieve our five-year
plan by applying our extensive library of patented technologies to the growing demands for purer raw materials, safer products, more certain medical outcomes and a cleaner environment."



BOARD OF DIRECTORS

There is a significant change to our Board of Directors. Alan B. Slifka is retiring after serving as an active director since 1964. Alan has been a stalwart contributor to Pall's growth and he will be missed.


OUTLOOK

Each of our core markets is strong, innovative and positioned for solid long-term growth. Pall plans to grow at a faster pace. Our five-year business plan puts us on a track to double sales and increase earnings at an even greater rate. The thesis is clear. Our filtration technology is increasingly required to manufacture products, operate equipment, and deliver medical therapies.

We have occasionally been asked whether our Life Sciences and Industrial business units would provide greater shareholder value by being divided into two companies. All methods of increasing shareholder value are considered seriously. We have explored the effect on our share price under this and many other scenarios.

Our conclusion is that Pall is a better investment proposition as an integrated company. Our proprietary materials technology base is shared by all of our businesses. So is our extensive infrastructure of sales companies and technical support laboratories in over 30 countries. There is no value in becoming substantially smaller and duplicating corporate overhead. We anticipate that the new investment climate will ultimately reward substance over form.

Pall Corporation is aiming high. Our management team and the entire Pall family are excited to tackle the challenges ahead. We expect to achieve our five-year plan by applying our extensive library of patented technologies to the growing demands for purer raw materials, safer products, more certain medical outcomes and a cleaner environment.




                                                               /s/ Eric Krasnoff

                                                                   Eric Krasnoff
                                            Chairman and Chief Executive Officer

                                                   A WINNING
                                                     FORMULA


Winning companies have a wealth of highly-differentiated technologies and the ability to build on them quickly. Demand for their products is strong and spread across a wide customer base. They have favored relationships with leading customers who partner with them on their future needs. They are strong financially and can leverage this strength to take measured risks to fuel their growth. This is Pall Corporation -- a winning company for investors, customers and employees.



                                                                      [graphics]



From Left to Right, Top to Bottom
Pall EmFlon(R) Membranes
Power Plant
Molecular Electronics
Pall Blood Safety Technologies
Pall Supor(R) Membrane
Genomics and Proteomics
Pall Mustang(TM) Modules for Chromatography
  of Biomolecules
Pall PMM(R) Porous Stainless Steel Media
Pall Septra(R) CB Filter Module for Drinking
  Water Purification

Pall has amassed a vast array of core materials and technologies that we can combine and manipulate in over 30,000 ways to solve complex fluid separation challenges. These proprietary materials, coupled with our ability to engineer them into useful forms, are the cornerstone of Pall's technical and market leadership. They have spawned clearly differentiated technology platforms and entire families of respected Pall brands. Furthermore, they enable us to provide customers with products that are perfectly matched to their needs, readily develop new ones and enter new markets.

         We are working on over 50 core technology projects that will give the life sciences and industrial markets additional tools for their increasingly difficult fluid separation and purification challenges. This ever-increasing bank of materials is the foundation on which Pall stands and a potent competitive advantage.


                                   (graphics)

A BANK OF
PROPRIETARY
TECHNOLOGIES

     Pall Emflon(R) PTFE Membrane                                            1.
     Pall PMM(R) Porous Stainless Steel Media                                2.
     Pall FluoroTrans(R) PVDF Membrane                                       3.
     Pall Blood Safety Technologies                                          4.
     PallSep(TM) VMF Vibrating Membrane Filter System                        5.
     Pall Versapor(R) Membrane                                               6.
     Pall Ultipleat(R) Filter Cartridges for Liquid Chemical Filtration      7.
     PAll Disc-Tube(R) Filter Module For Wastewater Treatment                8.
     Pall Biodyne(R) Nylon 6,6 Membrane                                      9.
     Pall AquaSep(R) Liquid/Liquid Coalescer for Fuel Processing            10.
     Pall Mustang(TM) Modules for Chromatography of Biomolecules            11.
     Pall Profile(R) II Filter Cartridges                                   12.
     Pall Coreless Ultipor(R) IV Filters for Industrial Fluid Systems       13.
     Pall HDC(R) II Media                                                   14.
     Pall Supor(R) Membrane                                                 15.
     Pall Filtron(R) Tangential Flow Filtration (TFF) System                16.

                                   (graphics)

         1.      Environmental Remediation
         2.      Blood Banking
         3.      Life Sciences
         4.      Biotechnology
         5.      Energy
         6.      Water Purification
         7.      Microelectronics
         8.      Food and Beverage
         9.      Medical Diagnostics
        10.      Drug Discovery
        11.      Aerospace
        12.      Genomics and Proteomics
        13.      Pharmaceuticals
        14.      Fluid Monitoring
        15.      Specialty Chemicals
        16.      Automotive


                                   (graphics)

Every manufacturer, municipal water supplier, laboratory, airline, hospital and blood center is a potential Pall customer. Requirements for product quality, purity, environmental preservation, health and safety transcend industries and borders. The common denominator is that filtration, separation and purification play an essential and pivotal role in their processes.

         Pall's overall capabilities give us the flexibility to enter and lead any market. Increasingly we are providing customers with integrated solutions for all of their process fluids. This requires deep understanding of their operations and the impact of one process step on another. It also requires products tailored for each application, systems that link them together and then monitor them, and finally, the ability to provide identical products and services wherever in the world the customer needs them. Pall is the only filtration company with these broad capabilities and has harnessed them to capitalize on this enormous promise.


                                   (graphics)

A STRONG
CUSTOMER BASE

Pall has a 55-year history of advancing the state of the art in filtration and of commercializing successful products.
This track record continues with innovative products for today's toughest contamination challenges and over 250 in development for tomorrow's.

         One of Pall's guiding principles is to, "do more for customers than others can." This philosophy directs our development efforts to projects in which Pall will have a competitive advantage in return for providing customers with appreciably improved performance and improved economics. This naturally led us to develop a full portfolio of highly-differentiated products targeted at the most critical and complex fluid challenges. Our ability to solve the most difficult fluid separation and purification problems has earned Pall its reputation as a problem solver and innovator and sets the stage for continuous growth.

                                   (graphics)

A STEADY STREAM OF
INNOVATIVE SOLUTIONS

                                   (graphics)

Pall Leukotrap(R) WBF3 Leukocyte Filter for Whole Blood                       1.
Pall Septra(R) CB Filter Module for Drinking Water Purification               2.
Pallchek(TM) Luminometer for Microbial Contamination Detection                3.
Pall AS907 Lubrication Assembly for Aircraft Engines                          4.
Pall Ultipor(R) VF Grade DV20 Virus Filter for Pharmaceutical Manufacturing   5.
Pall PIM400 In-line Contamination Monitor for Industrial Equipment            6.
Pall Emflon(R) Membranes                                                      7.
Pall AccuSep(TM) Filter Elements for Industrial Fluid Applications            8.
Pall Aria(SM) Municipal and Industrial Water Treatment System                 9.
Pall Mustang(TM) Modules for Chromatography of Biomolecules                  10.
Pall Infuzor(TM) Membrane Contactor Module                                   11.

                                   (graphics)

         1.       Alternative Energy Sources
         2.       Remote Contamination Control
         3.       Next Generation Semiconductor Chip
         4.       Personalized Medicine
         5.       Adoptive Immunotherapies
         6.       Bacterial Detection
         7.       Advanced Aircraft Engineering
         8.       Safer Water
         9.       Pathogen Inactivation
        10.       Cleaner Fuels
        11.       Advanced Flat Panel Displays
        12.       Molecular Electronics
        13.       Robotics
        14.       Recycling
        15.       Gas/Gas Separations

Our new century is replete with examples of bold technological initiatives that are dependent upon the availability of new tools for their success. Advanced filtration and purification technologies are among these essential tools. Not only are Pall's broad technologies required for the successful development and launch of many new products and processes, most of them require more filtration steps and dollars. Biotechnology drugs, for example, consume seven to 10 times the filtration of classical pharmaceuticals.

         Pall's reputation for innovation, high-quality products and problem solving opens doors to our filtration experts to work with customers on groundbreaking initiatives. Once there, we leverage our broad market experience, technology library and global organization to penetrate new markets early and quickly. This ability to leverage our organization is efficient and prepares us to capitalize on the next emerging market or opportunity whatever and wherever it is.

                                   (graphics)

A WEALTH OF
NEW MARKETS
AND OPPORTUNITIES

[photo of
John Adamovich, Jr.]

John Adamovich, Jr.
Group Vice President,
Treasurer and
Chief Financial Officer



Message From the CFO

Pall Corporation is well positioned financially and strategically to capture the business opportunities presented in two distinct and growing marketplaces, Life Sciences and Industrial.

Franchise. We have strong franchises in every area of our business along with the capability to enter emerging markets with strength and credibility. We protect our franchise every day by making informed decisions and by leveraging intellectual capital and core competencies via Company sponsored and partnered research and development activities. With nearly 75% of our revenues generated from sales of replacement products, we have both a solid base business and protection from wild market swings. High barriers to entry also shield our business.

Solid Financial Position. Pall's balance sheet is very strong. At our fiscal year end, equity covers nearly 50% of our assets, our working capital of $465 million represents a 2.5 ratio, and the ratio of our net debt to net debt plus equity stands at a conservative 24%. As a global company that operates in more than 30 countries with complementary manufacturing facilities located principally in the Western Hemisphere and the United Kingdom, the economic risks of our business are well diversified.

Sound Performance. Our top line is growing despite pressure from foreign exchange rates, a softening U.S. industrial economy and the worldwide semiconductor industry downturn. We reacted quickly to changes in business conditions by restructuring operations to contain costs and preserve profits. As a result, our very strong underlying gross margins are reasonably stable, even with the added pressure of transient changes in product mix and higher energy prices. Manufacturing in low tax rate jurisdictions enables us to enjoy a very favorable 22% effective tax rate, which we expect to maintain through fiscal 2002. At 14%, our underlying pre-tax margins exceed the gross margins of many businesses. Most important, after tax and before one-time charges, we earned nearly $131 million, or nearly 11% of sales, in a very difficult operating environment.

Strong Cash Flow. Over the last three years, Pall's cash flow from operations totaled more than $525 million. During this same timeframe, we returned over $355 million to shareholders in dividends and through our stock buy-back program. We continue to use cash flow, complemented by borrowings when necessary, to invest in our future. Business acquisitions, investments and licenses, and capital expenditures for plant expansion and new manufacturing equipment aggregate about $250 million over the last three years.

About Our Stock. As our Chairman and CEO said in his letter, Pall's stock and dividend yield were havens during the last turbulent year. Our stock was one of a small minority that outperformed the market. Our dividend rate was 3% of our average stock price this year and we have increased the payout for 26 consecutive years. Our P/E multiple, however, continues to be low when compared to the larger competitors in our industry. I believe the opportunities inherent in the filtration and separation industry and our competitive positioning to take advantage of them, indicate that there is room for sustained growth in our stock price.



                                                         /s/ John Adamovich, Jr.

                                                             John Adamovich, Jr.
                                                           Group Vice President,
                                           Treasurer and Chief Financial Officer



Financial Contents

17       Management's Discussion and Analysis of
         Financial Condition and Results of Operations

23       Consolidated Statements of Earnings

23       Independent Auditors' Report

24       Consolidated Balance Sheets

25       Consolidated Statements of
         Stockholders' Equity

26       Consolidated Statements of Cash Flows

27       Notes to Consolidated Financial Statements

42       Common Stock Prices and Cash Dividends

42       Six-Year Sales

43       Six-Year Financial History

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company earned nearly $131 million on a pro forma basis before Restructuring and other charges in fiscal year 2001 and its consolidated balance sheet remains strong in spite of the very difficult operating environment in the current year.


RESULTS OF OPERATIONS

2001 Compared to 2000

Review of Consolidated Results

Sales for fiscal 2001 were $1,235.4 million as compared to $1,224.1 million in fiscal 2000. Adverse fluctuations in foreign exchange rates, particularly the Euro and the Yen, reduced sales by $65.7 million or 5 1/2% for the year. In local currency, sales increased 6 1/2% year over year. Pricing changes had an immaterial impact on sales. For a detailed discussion of sales, refer to the paragraphs below under "Review of Market Segments and Geographies."

In fiscal 2001, the Company adopted the provisions of Emerging Issues Task Force Consensus No. 00-10 ("EITF 00-10"), Accounting for Shipping and Handling Fees. Accordingly, the Company reclassified freight costs incurred to deliver products to customers, which were historically included in Selling, general and administrative expenses ("SG&A") to Cost of sales. The amount of freight cost reclassified to Cost of sales approximated $7.8 million in both of the years ended July 28, 2001 and July 29, 2000.

Cost of sales, as a percentage of sales, increased 1.9% to 47.8% from 45.9% last year (before restructuring and other charges, net, discussed below). Charges aggregating $7.8 million for Blood product inventories in Europe and the Western Hemisphere and to upgrade membrane filtration systems primarily in the BioPharmaceuticals market negatively impacted cost of sales year over year. Additionally, last year benefited from some high margin business and from an unfulfilled supply agreement, neither of which repeated this fiscal year. Cost of sales also increased in fiscal 2001 due to the strength of the U.S. dollar and the effect it had on our foreign sales.

The Company took aggressive actions to contain costs and preserve profits in a very difficult operating environment. As a result, SG&A as a percentage of sales remained relatively constant. This was achieved despite the pressures of foreign exchange to our sales. Because approximately half of SG&A expenses are incurred in the United States and about 55% of sales occur in foreign locations, the negative impact of exchange rates on sales also negatively impacted the comparison of expenses to sales. Fiscal year 2001 includes a loss on the sale of an investment of approximately $1 million and a $2.5 million property tax refund.

Research and development ("R&D") expenses increased to 4.5% of sales in fiscal 2001 from 4.2% in fiscal 2000. The increase relates to funding the development of blood-borne pathogen inactivation technology with our partner V.I. Technologies, Inc.

In fiscal years 2001 and 2000, the Company recorded Restructuring and other charges, net of $17.2 million and $12.0 million, respectively, as part of its continued efforts to control costs. The details of the fiscal 2001 and fiscal 2000 charges can be found in the note entitled "Restructuring and Other Charges" in the notes to the consolidated financial statements. The Company expects to recover the costs of the restructuring-related charges within two years from the date of each charge.

Net interest expense increased $2.6 million compared to fiscal 2000. In the first quarter of fiscal 2001, the Company completed a $100 million private placement of 7.83% fixed rate unsecured senior notes and closed a $200 million unsecured senior revolving credit facility which bears interest at a variable rate based on LIBOR. As a result of these transactions, uncommitted lines of credit amounting to $230 million were replaced with committed facilities of $300 million. The transactions provided the Company with stability in borrowing; however, at a higher interest cost as the rates paid on the uncommitted lines of credit were lower than the rates paid on the committed facilities. The impact of increased interest costs was partially offset by the decrease in the Company's debt, net of cash and short-term investments. As a result of an interest rate swap entered into at the end of the fourth quarter of fiscal 2001, the Company estimates that at current rates (September 2001) and fiscal year 2001 borrowing levels, interest expense associated with the $100 million unsecured senior notes will be lower in fiscal 2002 by approximately $2.0 million when compared to 2001. Refer to Quantitative and Qualitative Disclosure About Market Risk and the note entitled "Notes Payable and Long-Term Debt" in the notes to the consolidated financial statements for detailed discussion of the Company's interest rate swaps.

Due to increased sourcing from lower tax jurisdictions such as Ireland and Puerto Rico, the Company's underlying effective tax rate has been reduced from 23% in fiscal 2000 to 22% in fiscal 2001. Management believes that a rate of 22% will be sustained through the end of fiscal 2002.

Net earnings were $118 million, or 95 cents per share in fiscal 2001, compared with net earnings of $146.6 million, or $1.18 per share last year. Excluding the Restructuring and other charges, net, in both years, net earnings on a pro forma basis amounted to $130.7 million, or $1.06 per share, and $154.4 million, or $1.24 per share, in fiscal 2001 and 2000, respectively. Reported net earnings for fiscal 2001 and 2000 include charges equating to 11 cents per share and 6 cents per share (both after pro forma tax effect), respectively. It is estimated that earnings per share in fiscal 2001 decreased about 16 cents due to the negative effect of foreign currency exchange rates.

Review of Market Segments and Geographies

For a detailed discussion of the Company's segment reporting, including market realignments made in 2001, refer to the note entitled "Segment Information and Geographies" in the notes to the consolidated financial statements.

Blood sales grew by 7% in local currency year over year. In fiscal 2001, we continued to see the shift in sales from hospitals to blood centers. Reflecting this shift, local currency sales to hospitals declined 10% compared to fiscal 2000, while sales to blood centers increased 14%. Globally, sales to blood centers comprise 71% of total fiscal 2001 Blood sales, up from 66% in 2000. Blood-related cardiovascular product sales increased 22 1/2% in local currency, also contributing to the growth in the Blood segment over the prior year. Overall unit sales increased by approximately 20% year over year. The gap between the increase in blood filter dollar sales and unit sales reflects a shift away from higher priced systems to sterile dockable filters, a trend we began to see in the fourth quarter of fiscal 2000, as well as the signing of a major long-term supply agreement entered into with a large blood bank customer that was effective May 1, 2001.

Pursuant to the aforementioned long-term supply agreement, the customer is required to purchase a certain percentage of its annual requirements (hereinafter the "annual contract minimum percentage") from the Company at set prices each year. The customer is to receive an additional discount for purchases that exceed the annual contract minimum percentage and is to pay the Company a premium for amounts purchased that are below the annual contract minimum percentage. The contract is conservatively valued at $200 million over the next few years.

By geography, strong growth in Blood sales in the Western Hemisphere and moderate growth in Asia were partially offset by decreased sales in Europe, particularly in the United Kingdom. The United Kingdom's performance in fiscal 2001 was affected by a difficult comparison to last year when customers were stocking up and a lower level of business this year. The Western Hemisphere represents about two-thirds of the global Blood business where the shift in blood filter sales from hospitals to blood centers was particularly evident as sales to hospitals declined 16 1/2% while sales to blood centers increased
25 1/2%.

BioPharmaceuticals sales grew 4 1/2% in local currency reflecting increases in the Pharmaceuticals and BioSciences sub-markets of 8% and 1%, respectively. Sales grew well in all geographies with the exception of the Western Hemisphere, where sales declined 4 1/2% compared to fiscal 2000, primarily related to a reduction in sales to certain OEM customers.

General Industrial sales increased 4% in local currency fueled by growth of 20%, 10 1/2% and 4% in the Water Processing, Fuels & Chemicals and Machinery & Equipment sub-markets, respectively. The above increases were offset by a 12 1/2% decline in the Power Generation sub-market as fiscal 2000 reflected a large sale for a nuclear power plant. Sales in the Food & Beverage sub-market were flat. Sales grew well in all geographies with the exception of the Western Hemisphere, where sales declined 9 1/2% reflecting the impact of the slowing U.S. economy in the Industrial arena as well as the large sale to a power plant in fiscal 2000 mentioned above.

Aerospace experienced strong growth year over year, with local currency sales increasing 13%. The Commercial and Military sub-markets experienced double digit increases of 14 1/2% and 12%, respectively, while Marine Water sales grew by 7 1/2%. Growth was strong in all geographies.

Microelectronics was the powerhouse of our growth early this year and all last year. However, sales in the fourth quarter declined 29% due to the downturn in the semiconductor industry, resulting in overall growth for the year of 8 1/2%. The downturn in the Microelectronics industry hit the hardest in the Western Hemisphere where sales declined 59% in the fourth quarter resulting in a decline of 11% for the year. Although both Asia and Europe experienced high double digit growth earlier in the year, sales in the fourth quarter declined 10 1/2% and 8%, resulting in overall growth for the year of 24% and 7%, respectively.

The consolidated operating profit as a percentage of sales for fiscal 2001 declined to 19.8% compared to 22.5% for 2000. All segments of our business were negatively affected by exchange rates. In Life Sciences, operating profit declined to 21.5% from 27.7% last year. Fiscal year 2001 reflects price reductions due to competitive conditions related to securing large multi-year contracts, start-up costs of new Blood manufacturing facilities, the charges in Cost of sales discussed above, and increased R&D for the development of pathogen inactivation. Difficult comparisons are evident as fiscal year 2000 operating margins benefited from some high margin business and from an unfulfilled supply agreement, neither of which repeated in fiscal 2001. Operating profit in Industrial increased to 18.4% from 17.9% last year, attributable to strong sales in Microelectronics earlier this year, growth in Aerospace coupled with improved Industrial systems margins. The detail of operating profit by reportable segment can be found in the note entitled "Segment Information and Geographies" in the notes to the consolidated financial statements.

By geography, Western Hemisphere sales increased 1 1/2% compared to last year, while operating profit declined to 16.6% from 21.6% last year. Contributing to the profit decline were the previously discussed charges to Cost of sales, R&D costs related to the development of pathogen inactivation, the loss of high margin BioPharmaceuticals and Microelectronics sales as well as price reductions in the blood filter product line. As mentioned above, fiscal year 2000 benefited from amounts recognized from an unfulfilled supply agreement and some high margin business that did not repeat in fiscal 2001.

Local currency sales for Europe increased 6% compared to the prior year. On a reported basis, sales declined 4% reflecting the impact of the weakened Euro, which decreased Europe's sales by $43.2 million. Operating profit in Europe only declined to 17.5% in spite of the weak Euro, the European portion of the Blood products inventory provision, as well as costs to ramp up the blood systems plant in Italy bought in the third quarter of last year, because of actions taken during the year to control costs.

Asia's local currency sales increased 18 1/2% compared to fiscal 2000, driven by strong sales in Japan and Korea. A weakening of the Yen late in the second quarter of 2001 caused the reported sales increases to be less than the local currency increase by $22.1 million, or 10%. Operating profit in Asia improved to 18.0% from 15.9% last year due to strong sales volume, particularly in Microelectronics, Fuels & Chemicals and BioPharmaceuticals and tight control on costs.

2000 Compared to 1999

Review of Consolidated Results

Sales for fiscal 2000 of $1,224.1 million were 6 1/2% higher than the prior year's sales of $1,147.1 million. Foreign exchange rates and pricing negatively offset increased sales volume by 2% and 1%, respectively. The weakening of the European currencies reduced sales by $40.2 million and this was partially offset by the strength of the Japanese Yen which increased sales by $18.1 million. The price declines were principally in the Blood area. Had exchange rates remained unchanged year over year, and excluding the effect of the business divested in fiscal 1999, sales increased by $101.8 million, or 9%, on a comparable basis.

In fiscal 2001, the Company adopted the provisions of EITF 00-10. Accordingly, the Company reclassified freight costs incurred to deliver products to customers, which were historically included in SG&A, to Cost of sales. The amount of freight cost reclassified to Cost of sales approximated $7.8 million in the year ended July 29, 2000 and $7.3 million in the year ended July 31, 1999.

Cost of sales, at 45.9% of sales (before restructuring and other charges, net discussed below), improved slightly despite the lower gross margins on blood filter sales to blood centers, largely due to the strong growth in high margin Microelectronics sales.

SG&A expenses as a percentage of sales decreased 2.4% when compared to last year. The improvement was principally due to cost savings generated from the restructuring initiated in the third quarter of fiscal 1999.

R&D expenses decreased to 4.2% of sales in fiscal 2000 from 4.9% of sales in fiscal 1999, principally related to savings as a result of the rationalization and restructuring of R&D performed in the third quarter of 1999.

In fiscal years 2000 and 1999, the Company recorded Restructuring and other charges, net of $12.0 million and $89.4 million, respectively, as part of its efforts to control costs. The details of the fiscal 2000 and fiscal 1999 charges can be found in the note entitled "Restructuring and Other Charges" in the notes to the consolidated financial statements. The Company expects to recover the costs of the restructuring-related charges within two years from the date of each charge.

Year on year, net interest expense for fiscal 2000 was higher than in fiscal 1999 due to the rise in interest rates that occurred during fiscal 2000 principally related to the Company's notes payable, which accrued interest at variable rates. This was partially offset by the decrease in the Company's average debt, net of cash and short-term investments. The underlying tax rate for fiscal 2000 and fiscal 1999 was 23%.

Top-line growth coupled with savings achieved as a result of ongoing cost reduction efforts were readily seen in earnings. Net earnings were $146.6 million, or $1.18 per share, compared with net earnings of $51.5 million, or 41 cents per share last year. Excluding the Restructuring and other charges, net, in both years, net earnings, on a pro forma basis, amounted to $154.4 million, or $1.24 per share, and $115.0 million, or 92 cents per share, in fiscal 2000 and 1999, respectively. Reported net earnings for fiscal 2000 and 1999 include charges equating to 6 cents per share and 51 cents per share (after pro forma tax effect), respectively. It is estimated that earnings per share in fiscal 2000 decreased about 4 cents due to the negative effect of foreign currency exchange rates.

Review of Market Segments and Geographies

Blood sales in local currency increased 12 1/2% compared to fiscal 1999, despite some pricing reductions due to the continued shift in mix of sales towards blood centers. Reflecting this shift, sales to blood centers were up 37% while sales to hospitals declined by 17 1/2%. By geography, the same trend continued in the Western Hemisphere and Europe where sales to blood centers increased 39% and 35%, respectively, while sales to hospitals declined 26% and 13 1/2%, respectively. Blood sales in Asia, which declined by 9%, continue to be primarily to hospitals. On a global basis, sales to blood centers comprised 66% of total fiscal 2000 Blood sales, up from 55% in 1999.

After experiencing strong growth in fiscal 1999, BioPharmaceuticals sales were up 1 1/2% in fiscal 2000 principally due to more systems sales in fiscal 1999 and the temporary closure of some customer plants in fiscal 2000. After a slow start, the segment showed a return to growth in the fourth quarter with a local currency sales increase of 4 1/2%, with all geographies contributing to the growth. For the year, all geographies posted low single digit growth.

General Industrial sales in local currency increased 9% compared to fiscal 1999, led by the Power Generation, Water Processing and Food & Beverage sub-markets, all of which experienced double digit growth. Sub-markets Fuels & Chemicals and Machinery & Equipment posted high single digit growth rates also contributing to the favorable performance versus fiscal 1999. By geography, the Western Hemisphere led the growth with an increase in sales of 20 1/2% reflecting double digit growth in all sub-markets. Local currency sales in Asia grew 11%, reflecting growth in all sub-markets with the exception of Water Processing. In Europe, sales increased 1 1/2% principally due to growth in the Machinery & Equipment and Food & Beverage sub-markets.

Aerospace sales were essentially flat for the year as local currency growth in Asia of 18% and the Western Hemisphere of 1 1/2% was largely offset by a decline in Europe of 2%. The decrease in Europe was principally due to some military sales in fiscal 1999 which did not repeat in fiscal 2000.

Microelectronics sales in local currency grew 32% benefiting from the growth in the semiconductor market. Microelectronics sales were up across all geographies; the Western Hemisphere, Europe and Asia posted local currency sales growth of 37 1/2%, 24 1/2% and 32%, respectively.

The consolidated operating profit as a percentage of sales for fiscal 2000 grew to 22.5% compared to 19.7% for 1999, benefiting from the restructuring initiated in the third quarter of 1999. In Life Sciences, the operating profit increased from 23.0% in fiscal 1999 to 27.7% reflecting the combined benefits of increased sales volumes for blood filters, profit recognized from an unfulfilled supply agreement and the restructured selling organization, partially offset by a price decline in the blood filter area. Industrial operating profit improved from 16.6% in fiscal 1999 to 17.9% driven by the strong growth in Microelectronics sales. The detail of operating profit by reportable segment can be found in the note entitled "Segment Information and Geographies" in the notes to the consolidated financial statements.

General corporate expenses declined $4.3 million, principally due to the restructuring implemented in the third quarter of fiscal 1999.

By geography, Western Hemisphere sales increased 11 1/2% mainly led by double digit sales growth in Blood, Microelectronics and General Industrial. Operating profit increased to 21.6% from 16.4% due to strong sales growth as well as the benefits of last year's restructuring.

In Europe, local currency sales increased 4%. However, on a reported basis, sales decreased by 4 1/2% reflecting the impact of the weak Euro on sales. Operating profit declined to 19.0% from 21.7% primarily due to the effects of exchange rates.

Reported sales in Asia, which benefited from the strong Yen, increased 21% and local currency sales increased 11 1/2%, fueled by growth in Microelectronics and overall growth in Japan and Korea. As a result of strong sales growth, operating profit increased from 9.8% in fiscal 1999 to 15.9% in fiscal 2000.


LIQUIDITY AND CAPITAL RESOURCES

The Company's balance sheet is affected by spot exchange rates used to translate local currency amounts to U.S. dollars. In comparing spot exchange rates at the end of fiscal 2001 to spot exchange rates at the end of fiscal 2000, the European and Asian currencies (especially the Euro and the Yen) weakened considerably against the U.S. dollar.

During the first quarter of fiscal 2001, the Company completed a $100 million private placement of 7.83% unsecured senior notes due in 2010. In addition, the Company closed a $200 million unsecured senior revolving credit facility, of which $150 million expires in 2005 and $50 million renews annually. Borrowings under this facility bear interest at a variable rate based upon LIBOR. The agreements contain various covenants, including financial covenants pertaining to interest coverage, funded debt and minimum net worth. As a result of these transactions, uncommitted lines of credit amounting to $230 million were replaced with committed facilities of $300 million. Additionally, $170.2 million of then outstanding notes payable were immediately repaid with proceeds of these transactions. When operating the business day-to-day, including funding capital expenditures and buying back common stock, the Company's guideline is to keep net debt (debt, net of cash, cash equivalents and short-term investments) at 25% to 30% of total capitalization (net debt plus equity). Net debt decreased by $34.5 million compared to the end of fiscal 2000. Overall, net debt, as a percentage of total capitalization, was 24% at the end of fiscal 2001 as compared to 27% at the end of fiscal 2000.

Compared to fiscal 2000, net cash provided by operating activities has decreased by approximately $15.6 million primarily due to the decrease in earnings as well as the changes in the components of working capital, principally related to inventory, accounts receivable and income taxes payable. The Company purchased approximately $45 million of treasury stock during the year, leaving $150 million of the $200 million authorized by the Board of Directors in January 2000. Partially offsetting the cash outlays to purchase stock were proceeds of $31 million from stock plans. Capital expenditures and depreciation and amortization expense for the year were $77.8 million and $71.5 million, respectively. In addition, the Company made a $4 million milestone investment in V.I. Technologies, Inc. coincident with the achievement of beginning Phase II FDA clinical trials during the second quarter. The Company expects Phase III FDA clinical trials to commence by the end of the calendar year, at which time the Company will make a milestone investment of $4 million. The Company anticipates that it will spend approximately $85 million for capital expenditures in fiscal 2002. The Company considers its existing lines of credit along with the cash it generates from operations to be sufficient for future growth.

OTHER MATTERS

Euro Currency Conversion

A new European currency (Euro) was introduced in January 1999 to replace the separate (legacy) currencies of eleven individual countries. This will entail changes in our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications will be necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers and internal financial reporting systems. A three-year transition period is expected during which transactions can be made in the legacy currencies. This may require dual currency processes for our operations. We have identified issues involved and are developing and implementing solutions. During fiscal 2002, all subsidiaries participating in the Euro zone will have completed the conversion from their legacy currencies to the Euro. The cost of this effort is not expected to have a material effect on our business or results of operations. There is no guarantee, however, that all problems will be foreseen and corrected, or that no material disruption of our business will occur. The conversion to the Euro may have competitive implications on our pricing and marketing strategies; however, any such impact is not known at this time. Currently, about 25% of the Company's sales are in countries that have adopted the Euro.

Accounting Standards Not Yet Adopted

In July 2001, the Financial Accounting Standards Board issued two new accounting standards; SFAS No. 141, Business Combinations ("SFAS No. 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). In summary, the new standards: (i) prohibit the use of the pooling-of-interests method of accounting for business combinations, (ii) eliminate the amortization of goodwill acquired in business combinations, and (iii) require that goodwill be tested for impairment annually and whenever events or circumstances indicate that goodwill impairment may exist. SFAS No. 142 also establishes a new method for testing goodwill impairment based on a fair value concept. The shift from an amortization approach to an impairment approach applies to previously recorded goodwill as well as goodwill arising from business combinations completed after application of the standard. Goodwill acquired in a business combination completed after June 30, 2001, should not be amortized regardless of whether the standard has been adopted. The standards will take effect for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 141 is not expected to have an impact on the Company; however, the implementation of SFAS No. 142 will.

The Company is currently evaluating whether it will adopt SFAS No. 142 in fiscal year 2002, which began July 29, 2001 or wait until fiscal year 2003, which begins August 4, 2002. Upon adoption, the Company will discontinue the amortization of goodwill and provide disclosure of prior period net income on a pro forma basis excluding goodwill amortization in accordance with the standard. Additionally, the Company will be required to complete an impairment test on goodwill utilizing a fair value approach. An impairment loss resultant from the implementation of the new fair value based goodwill evaluation will be recognized as a cumulative effect of a change in accounting principle. The Company has not had adequate time to assess the potential impact of the fair value based impairment test on goodwill. However, amortization of existing goodwill which amounted to approximately $4 million in each of the years ended July 28, 2001, July 29, 2000 and July 31, 1999, respectively, will cease upon adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's primary market risks relate to adverse changes in foreign currency exchange rates and interest rates. The sensitivity analyses presented below assume simultaneous shifts in each respective rate and quantify the impact on the Company's earnings and cash flows. The changes used for the purpose of these analyses reflect the Company's view of changes that are reasonably possible over a one year period. Actual changes that differ from the changes used for these analyses could yield materially different results.

Foreign Currency

The Company's reporting currency is the U.S. dollar. Because the Company operates through subsidiaries or branches in over thirty countries around the world, its earnings are exposed to translation risk when the financial statements of the subsidiaries or branches, as stated in their functional currencies, are translated into the U.S. dollar.

The primary currencies in which the Company's foreign sales are denominated are the Pound Sterling ("the Pound"), Euro and the Yen. In fiscal 2001, these sales amounted to 9%, 23%, and 13% of total sales.

Most of the Company's products are manufactured in the U.S., including Puerto Rico, and the United Kingdom, and then sold into many countries. The primary foreign currency exposures relate to adverse changes in the relationships of the U.S. dollar to the Pound, the Yen and the Euro, as well as adverse changes in the relationship of the Pound to the Euro. Exposure exists when the functional currency of the buying subsidiaries weakens against the U.S. dollar or the Pound, thus causing an increase of the product cost to the buying subsidiary, which adversely affects the Company's consolidated gross margin and net income. A partial natural hedge exists for the movement of the European currencies against the U.S. dollar because of the significant level of manufacturing done in Europe. The deterioration of the Yen against the U.S. dollar has a greater proportional adverse effect on the Company's earnings because the majority of Japan's purchases are sourced from the U.S. During fiscal 2001, the adverse change in the relationships of these exchange rates decreased net income by an estimated 16 cents per share when compared with the exchange rates in effect during fiscal 2000. In fiscal year 2001, the Euro, the Pound and the Yen depreciated by approximately 10%, 9% and 9%, respectively, against the U.S. dollar compared to the exchange rates in effect in fiscal 2000. Additionally, the Euro depreciated against the Pound by approximately 1%.

The Company is also exposed to transaction risk from adverse changes in exchange rates. These short-term transaction exposures are primarily Yen denominated receivables held in the U.S. and Euro denominated receivables held in the United Kingdom. These short-term exposures to changing foreign currency exchange rates are managed by purchasing forward foreign exchange contracts ("forwards") to offset the earnings and cash flow impact of nonfunctional currency denominated receivables and payables. In addition, the Company enters into foreign currency denominated loans to offset the earnings and cash flow impact of nonfunctional currency denominated receivables. The Company does not enter into forwards for trading purposes. At July 28, 2001, these exposures amounted to approximately $13.9 million and were offset by forwards with a notional principal amount of $6.1 million. If a hypothetical 10% simultaneous adverse change occurred in exchange rates, net earnings would have decreased by approximately $1.2 million or approximately 1 cent per share.


INTEREST RATES

The Company is exposed to changes in interest rates, primarily due to its financing and cash management activities, which include long- and short-term debt as well as cash, certain short-term, highly liquid investments considered to be cash equivalents and short-term investments. When operating the business day-to-day, including funding capital expenditures and buying back common stock, the Company's guideline is to keep net debt (debt, net of cash, cash equivalents and short-term investments) at 25% to 30% of total capitalization (net debt plus equity). At July 28, 2001, net debt was 24% of total capitalization.

The Company's debt portfolio is comprised of a combination of fixed rate and variable rate borrowings. During times of relatively stable interest rates, the Company views its primary interest rate risk to be potential near term decreases in earnings and cash flows due to increases in variable interest rates. Therefore, the Company has historically hedged these exposures by entering into "receive variable, pay fixed" interest rate swap agreements and also by natural hedges (such as keeping excess funds invested in interest bearing securities that earn interest at variable rates). However, due to the recent decreases in interest rates made by the Federal Reserve, the Company entered into a "receive fixed, pay variable" interest rate swap on its $100 million private placement 7.83% fixed rate debt in the fourth quarter of fiscal 2001. The cash flows on the above mentioned interest rate swaps typically mirror the cash flows of the underlying debt instruments and are therefore considered to be effective hedges. The Company does not enter into interest rate swaps for trading purposes.

As of July 28, 2001, the Company had interest rate swaps with notional amounts of $184 million outstanding. The fair value of the Company's interest rate swaps at July 28, 2001 was $1.3 million. For the year ended July 28, 2001, interest expense, net of interest income, was $16.6 million, of which $4.1 million was incurred on un-hedged variable rate net debt. A hypothetical 10% increase in market interest rates over the actual fiscal 2001 average rate would have had an immaterial impact to net interest expense and net earnings.

                                             CONSOLIDATED STATEMENTS OF EARNINGS
                                               Pall Corporation and Subsidiaries

                                                                                 Years Ended

(In thousands, except per share data)                        July 28, 2001       July 29, 2000       July 31, 1999
                                                           ---------------     ---------------     ---------------
REVENUES:
Net sales                                                  $     1,235,423     $     1,224,101     $     1,147,066
                                                           ---------------     ---------------     ---------------

COSTS AND EXPENSES:
Cost of sales                                                      591,146             565,496             555,292
Selling, general and administrative expenses                       404,025             396,124             398,670
Research and development                                            56,041              51,434              56,490
Restructuring and other charges, net                                17,248               8,566              64,695
Interest expense, net                                               16,643              14,077              13,015
                                                           ---------------     ---------------     ---------------
        Total Costs and Expenses                                 1,085,103           1,035,697           1,088,162
                                                           ---------------     ---------------     ---------------

EARNINGS BEFORE INCOME TAXES                                       150,320             188,404              58,904
Provision for income taxes                                          32,310              41,768               7,397
                                                           ---------------     ---------------     ---------------

NET EARNINGS                                               $       118,010     $       146,636     $        51,507
                                                           ---------------     ---------------     ---------------

EARNINGS PER SHARE:
        Basic                                              $          0.96     $          1.18     $          0.41
        Diluted                                            $          0.95     $          1.18     $          0.41
                                                           ---------------     ---------------     ---------------

AVERAGE SHARES OUTSTANDING:
        Basic                                                      122,580             123,810             124,329
        Diluted                                                    123,735             124,709             124,755
                                                           ===============     ===============     ===============

See accompanying notes to consolidated financial statements.


INDEPENDENT AUDITORS' REPORT

Board of Directors
Pall Corporation:

We have audited the accompanying consolidated balance sheets of Pall Corporation and subsidiaries as of July 28, 2001 and July 29, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended July 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pall Corporation and subsidiaries as of July 28, 2001 and July 29, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended July 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Melville, New York
August 29, 2001

CONSOLIDATED BALANCE SHEETS
Pall Corporation and Subsidiaries

(In thousands, except per share data)                                                           July 28, 2001       July 29, 2000
                                                                                              ---------------     ---------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                     $        54,927     $        81,008
Short-term investments                                                                                146,600              60,700
Accounts receivable, net of allowances for doubtful accounts of $7,197 and
        $7,832, respectively                                                                          309,171             337,806
Inventories                                                                                           209,499             202,959
Other current assets                                                                                   58,791              70,703
                                                                                              ---------------     ---------------
        Total Current Assets                                                                          778,988             753,176
                                                                                              ---------------     ---------------

PROPERTY, PLANT AND EQUIPMENT:
Land                                                                                                   28,982              30,003
Buildings and improvements                                                                            326,290             321,629
Machinery and equipment                                                                               562,140             533,432
Furniture and fixtures                                                                                 62,836              62,566
                                                                                              ---------------     ---------------
                                                                                                      980,248             947,630
Less: Accumulated depreciation and amortization                                                       477,232             443,875
                                                                                              ---------------     ---------------
        Property, Plant and Equipment, Net                                                            503,016             503,755
                                                                                              ---------------     ---------------
OTHER ASSETS                                                                                          266,506             250,321
                                                                                              ---------------     ---------------
        Total Assets                                                                          $     1,548,510     $     1,507,252
                                                                                              ===============     ===============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable                                                                                 $        57,089     $       112,543
Accounts payable                                                                                       56,249              68,419
Accrued liabilities:
        Compensation and benefits                                                                      62,003              65,688
        Other                                                                                          64,589              45,385
                                                                                              ---------------     ---------------
                                                                                                      126,592             111,073
Income taxes                                                                                           27,531              31,055
Current portion of long-term debt                                                                      25,582              80,002
Dividends payable                                                                                      20,806              20,358
                                                                                              ---------------     ---------------
        Total Current Liabilities                                                                     313,849             423,450
                                                                                              ---------------     ---------------

LONG-TERM DEBT, NET OF CURRENT PORTION                                                                359,094             223,915
DEFERRED INCOME TAXES                                                                                  20,300              20,995
OTHER NON-CURRENT LIABILITIES                                                                          85,225              77,586
                                                                                              ---------------     ---------------
        Total Liabilities                                                                             778,468             745,946
                                                                                              ---------------     ---------------

STOCKHOLDERS' EQUITY:
Common stock, par value $.10 per share; 500,000 shares authorized; 127,958 shares issued               12,796              12,796
Capital in excess of par value                                                                        108,164             103,935
Retained earnings                                                                                     825,247             793,491
Treasury stock, at cost (2001--5,575 shares, 2000--4,840 shares)                                     (120,431)           (104,625)
Stock option loans                                                                                     (4,635)             (5,584)
Accumulated other comprehensive loss:
        Foreign currency translation                                                                  (49,947)            (33,350)
        Minimum pension liability                                                                      (1,799)             (1,271)
        Unrealized investment gains (losses)                                                            1,704              (4,086)
        Unrealized losses on derivatives                                                               (1,057)               --
                                                                                              ---------------     ---------------
                                                                                                      (51,099)            (38,707)
                                                                                              ---------------     ---------------
        Total Stockholders' Equity                                                                    770,042             761,306
                                                                                              ---------------     ---------------
        Total Liabilities and Stockholders' Equity                                            $     1,548,510     $     1,507,252
                                                                                              ===============     ===============

See accompanying notes to consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                               Pall Corporation and Subsidiaries

(In thousands)

                                                                                  Capital in
Years Ended July 31, 1999,                                         Common          Excess of           Retained           Treasury
July 29, 2000 and July 28, 2001                                     Stock          Par Value           Earnings              Stock
                                                          ---------------    ---------------    ---------------    ---------------


BALANCE AT AUGUST 1, 1998                                 $        12,796    $        93,372    $       764,448    $       (87,281)
Comprehensive income:
        Net earnings                                                                                     51,507
        Other comprehensive (loss) income:
                Translation adjustment
                Minimum pension liability
                Unrealized investment losses

Comprehensive income

Dividends declared                                                                                      (78,980)
Issuance of 2,087 shares for stock plans                                               3,439             (7,923)            45,202
Purchase of 1,796 shares                                                                                                   (40,204)
Stock option loans
                                                          ---------------    ---------------    ---------------    ---------------

BALANCE AT JULY 31, 1999                                           12,796             96,811            729,052            (82,283)
Comprehensive income:
        Net earnings                                                                                    146,636
        Other comprehensive (loss) income:
                Translation adjustment
                Minimum pension liability
                Unrealized investment gains

Comprehensive income

Dividends declared                                                                                      (81,179)
Issuance of 354 shares for stock plans                                                    16             (1,018)             7,637
Restricted stock units related to
        the MSPP                                                                       5,059
Proceeds from the sale of put options                                                  2,049
Purchase of 1,446 shares                                                                                                   (29,979)
Stock option loans
                                                          ---------------    ---------------    ---------------    ---------------

BALANCE AT JULY 29, 2000                                           12,796            103,935            793,491           (104,625)
Comprehensive income:
        Net earnings                                                                                    118,010
        Other comprehensive (loss) income:
                Translation adjustment
                Minimum pension liability
                Unrealized investment gains
                Unrealized loss on derivatives

Comprehensive income

Dividends declared                                                                                      (82,901)
Issuance of 1,360 shares for stock plans                                                 476             (3,353)            29,170
Restricted stock units related to
        the MSPP                                                                       3,753
Purchase of 2,095 shares                                                                                                   (44,976)
Stock option loans
                                                          ---------------    ---------------    ---------------    ---------------

BALANCE AT JULY 28, 2001                                  $        12,796    $       108,164    $       825,247    $      (120,431)
                                                          ===============    ===============    ===============    ===============

(In thousands)
                                                                                 Accumulated
                                                                    Stock              Other
Years Ended July 31, 1999,                                         Option      Comprehensive                         Comprehensive
July 29, 2000 and July 28, 2001                                     Loans      (Loss) Income              Total             Income
                                                          ---------------    ---------------    ---------------    ---------------


BALANCE AT AUGUST 1, 1998                                 $        (7,140)   $       (10,580)   $       765,615
Comprehensive income:
        Net earnings                                                                                     51,507    $        51,507
        Other comprehensive (loss) income:
                Translation adjustment                                                (1,734)            (1,734)            (1,734)
                Minimum pension liability                                              2,125              2,125              2,125
                Unrealized investment losses                                          (8,307)            (8,307)            (8,307)
                                                                                                                   ---------------
Comprehensive income                                                                                               $        43,591
                                                                                                                   ===============
Dividends declared                                                                                      (78,980)
Issuance of 2,087 shares for stock plans                                                                 40,718
Purchase of 1,796 shares                                                                                (40,204)
Stock option loans                                                    (76)                                  (76)
                                                          ---------------    ---------------    ---------------

BALANCE AT JULY 31, 1999                                           (7,216)           (18,496)           730,664
Comprehensive income:
        Net earnings                                                                                    146,636    $       146,636
        Other comprehensive (loss) income:
                Translation adjustment                                               (21,201)           (21,201)           (21,201)
                Minimum pension liability                                                666                666                666
                Unrealized investment gains                                              324                324                324
                                                                                                                   ---------------
Comprehensive income                                                                                               $       126,425
                                                                                                                   ===============
Dividends declared                                                                                      (81,179)
Issuance of 354 shares for stock plans                                                                    6,635
Restricted stock units related to
        the MSPP                                                                                          5,059
Proceeds from the sale of put options                                                                     2,049
Purchase of 1,446 shares                                                                                (29,979)
Stock option loans                                                  1,632                                 1,632
                                                          ---------------    ---------------    ---------------    ---------------

BALANCE AT JULY 29, 2000                                           (5,584)           (38,707)           761,306
Comprehensive income:
        Net earnings                                                                                    118,010    $       118,010
        Other comprehensive (loss) income:
                Translation adjustment                                               (16,597)           (16,597)           (16,597)
                Minimum pension liability                                               (528)              (528)              (528)
                Unrealized investment gains                                            5,790              5,790              5,790
                Unrealized loss on derivatives                                        (1,057)            (1,057)            (1,057)
                                                                                                                   ---------------
Comprehensive income                                                                                               $       105,618
                                                                                                                   ===============
Dividends declared                                                                                      (82,901)
Issuance of 1,360 shares for stock plans                                                                 26,293
Restricted stock units related to
        the MSPP                                                                                          3,753
Purchase of 2,095 shares                                                                                (44,976)
Stock option loans                                                    949                                   949
                                                          ---------------    ---------------    ---------------

BALANCE AT JULY 28, 2001                                  $        (4,635)   $       (51,099)   $       770,042
                                                          ===============    ===============    ===============

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Pall Corporation and Subsidiaries


                                                                                                        Years Ended

(In thousands)                                                                          July 28, 2001  July 29, 2000  July 31, 1999
                                                                                        -------------  -------------  -------------
OPERATING ACTIVITIES:
Net earnings                                                                             $    118,010   $    146,636   $     51,507
Adjustments to reconcile net earnings to net cash provided by operating activities:
        Restructuring and other charges, net                                                   17,248         11,987         77,957
        Depreciation and amortization of property, plant and equipment                         62,706         63,380         64,857
        Amortization of intangibles                                                             8,784          8,581          9,914
        Deferred income taxes                                                                  (3,474)         2,698        (16,134)
        Provisions for doubtful accounts                                                        2,491          2,468          1,891
        Loss on sale of investments                                                             1,039           --             --
        Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
                        Accounts receivable                                                    11,033        (29,228)       (31,861)
                        Inventories                                                           (14,604)       (10,794)        (7,474)
                        Other assets                                                           (1,308)       (14,804)       (13,225)
                        Accounts payable                                                       (9,657)         6,762         (6,974)
                        Accrued expenses                                                       12,774         13,596         (4,188)
                        Income taxes payable                                                   (2,097)        11,393        (18,096)
                        Other liabilities                                                      (1,623)         4,248          2,887
                                                                                         ------------   ------------   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                     201,322        216,923        111,061
                                                                                         ------------   ------------   ------------

INVESTING ACTIVITIES:
Acquisitions of businesses, net of disposal of business                                        (1,691)       (15,380)        (1,231)
Investments and licenses                                                                       (5,000)        (3,248)        (2,548)
Capital expenditures                                                                          (77,834)       (66,493)       (71,196)
Disposals of fixed assets                                                                       4,034          3,109          5,673
Short-term investments                                                                        (85,900)       (10,200)       (33,700)
Proceeds from sale of investments                                                               2,271           --             --
Benefits protection trust                                                                      (4,127)           (91)        (2,286)
                                                                                         ------------   ------------   ------------
NET CASH USED BY INVESTING ACTIVITIES                                                        (168,247)       (92,303)      (105,288)
                                                                                         ------------   ------------   ------------

FINANCING ACTIVITIES:
Notes payable                                                                                (220,198)        (8,900)       166,737
Long-term borrowings                                                                          333,537         15,631         31,836
Repayments of long-term debt                                                                  (74,214)       (39,576)       (51,990)
Net proceeds from stock plans                                                                  30,981         13,150         40,642
Purchase of treasury stock                                                                    (44,976)       (29,979)       (40,204)
Proceeds from the sale of put options                                                            --            2,049           --
Dividends paid                                                                                (82,148)       (80,574)       (78,311)
                                                                                         ------------   ------------   ------------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                              (57,018)      (128,199)        68,710
                                                                                         ------------   ------------   ------------

CASH FLOW FOR YEAR                                                                            (23,943)        (3,579)        74,483
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                 81,008         86,677         12,125
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                        (2,138)        (2,090)            69
                                                                                         ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $     54,927   $     81,008   $     86,677
                                                                                         ============   ============   ============

SUPPLEMENTAL DISCLOSURES:
        Interest paid (net of amount capitalized)                                        $     20,386   $     21,844   $     18,098
        Income taxes paid (net of refunds)                                                     26,744         26,792         49,989
                                                                                         ============   ============   ============

See accompanying notes to consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               Pall Corporation and Subsidiaries
                                           (In thousands, except per share data)

ACCOUNTING POLICIES AND RELATED MATTERS

The Company

The Company manufactures and markets filtration and separation products and systems throughout the world to a diverse group of customers within two principal markets--Life Sciences and Industrial.

The Company's fiscal year ends on the Saturday closest to July 31, except that the Company's foreign subsidiaries are on a July 31 fiscal year. The years ended July 28, 2001, July 29, 2000 and July 31, 1999 each comprise 52 weeks.

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

To prepare the Company's consolidated financial statements in accordance with generally accepted accounting principles, management is required to make assumptions that may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, inventory valuation; provisions for doubtful accounts; asset impairment; depreciable lives of fixed assets and useful lives of patents and goodwill; fair value of financial instruments; income tax assets and liabilities; pension valuations; restructuring and other charges; and the liability for environmental remediation. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors, and changes in the business climate, therefore actual results may differ from those estimates. Accordingly, the accounting estimates used in the preparation of the Company's consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation. In fiscal 2001, the Company adopted the provisions of Emerging Issues Task Force Consensus No. 00-10, Accounting for Shipping and Handling Fees ("EITF 00-10"). Accordingly, the Company reclassified freight costs incurred to deliver products to customers, which were historically included in Selling, general and administrative expenses to Cost of sales. The amount of freight cost reclassified to Cost of sales approximated $7.8 million in each of the years ended July 28, 2001 and July 29, 2000 and $7.3 million in the year ended July 31, 1999.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries have been translated into U.S. dollars at exchange rates as follows: (i) balance sheet accounts at year-end rates, and (ii) income statement accounts at weighted average rates. Translation gains and losses are reflected in stockholders' equity, while transaction gains and losses are reflected in income. Transaction (losses) gains in fiscal years 2001, 2000 and 1999 amounted to ($496), $1,478 and $2,893, respectively.

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

Revenue Recognition

Revenue is recognized when title and risk of loss have transferred to the customer and when contractual terms have been fulfilled. Long-term contracts are accounted for under the percentage of completion method based upon the ratio of costs incurred to date compared with estimated total costs to complete. The cumulative impact of revisions to total estimated costs is reflected in the period of the change.

 Stock Plans

Stock option plans are accounted for using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Under APB No. 25, compensation expense would be recorded if, on the date of grant, the market price of the underlying stock exceeded its exercise price. As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), the Company has retained the accounting prescribed by APB No. 25 and presents the SFAS No. 123 information in the notes to its consolidated financial statements.

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

Earnings Per Share

The consolidated statements of earnings present basic and diluted earnings per share. Basic earnings per share is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share considers the potential effect of dilution on basic earnings per share assuming potentially dilutive securities that meet certain criteria, such as stock options, were outstanding since issuance. Employee stock options of 740, 2,289 and 2,957 shares for fiscal 2001, 2000 and 1999, respectively, were not included in the computation of diluted shares because their effect would have been antidilutive.

The following is a reconciliation between basic shares outstanding and diluted shares outstanding:


                                         2001         2000        1999
                                     --------     --------    --------
Basic shares outstanding              122,580      123,810     124,329
Effect of dilutive securities:
        Stock option plans                767          677         426
        Other, principally MSPP           388          222        --
                                     --------     --------    --------
Diluted shares outstanding            123,735      124,709     124,755
                                     ========     ========    ========

Derivative Instruments

On July 30, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- deferral of the effective date of FASB Statement No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are required to be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings. The cumulative effect of the change in accounting was not significant.


ACQUISITIONS

On January 31, 2000, the Company purchased a new manufacturing facility, equipment and certain other assets from Laboratory SpA, a publicly traded company in Italy, for approximately $15,380, of which $6,600 represents property, plant and equipment and $8,500 relates to goodwill. Additional consideration of approximately $3,000 may be paid over the three years subsequent to the acquisition as certain production levels are achieved; a payment of approximately $265 was made in fiscal 2001. The new facility is used in the manufacture of blood product systems.


RESTRUCTURING AND OTHER CHARGES

During the fourth quarter of fiscal 2001, the Company implemented a plan to reduce its workforce as part of its continued efforts to control costs and adapt to current business conditions. The plan included the reduction in U.S. and European workforces, particularly due to the downturn in Microelectronics globally, and the U.S. Industrial business, as well as a reduction in personnel in the Blood group to bring costs in line with reduced gross margins. These actions resulted in a charge of $7,318 for severance related costs for an estimated workforce reduction of 420 people of which approximately 260 employees had been terminated as of July 28, 2001. In addition, a charge of approximately $1,700 was recorded principally for fixed asset write-offs and lease termination liabilities related to the closure of two R&D facilities. The Company reviewed and increased its reserve for estimated future environmental remediation costs by $8,200 primarily related to the cleanup of contaminated water at its Ann Arbor, Michigan facility.

As a result of these actions, the Company recorded a pretax charge of $17,248 in the fourth quarter. Cash requirements of these actions are expected to be $15,543 of which $1,778 has been expended, leaving $13,765 in accruals reflected on the balance sheet as of July 28, 2001. The expected cash outlays are comprised of $7,318 in employee termination benefits and $8,200 for future environmental remediation costs with the remainder related to a lease termination liability.

In the fourth quarter of fiscal 2000, the Company implemented a plan to close three U.S. manufacturing facilities and consolidate certain manufacturing operations as well as to reorganize its BioPharmaceuticals business. As a result of these actions, the Company recorded a pretax charge of $11,307 in the fourth quarter. Cash requirements for these actions were approximately $4,800 with approximately $3,800 relating to employee termination benefits and approximately $1,000 relating to incremental costs and contractual obligations for items such as lease termination payments and other facility exit costs incurred as a direct result of the planned closures. As of July 28, 2001, the restructuring is completed and approximately 175 employees have been terminated. The charge also included $3,421 for inventory write-downs, which have been classified as a component of cost of sales, related to the rationalization of product lines. Fixed asset write-offs were approximately $3,095.

Other charges, net represent the write-off of a $2,000 investment in a start-up company in the fourth quarter of fiscal 2000 and a gain of $1,320 in the first quarter of fiscal 2000 from the sale of a property in the United Kingdom. After careful assessment of the status of certain activities and technologies of the company, management determined it was appropriate to write off the investment.

In the third quarter of fiscal 1999, the Company announced and implemented a plan to restructure its operations with targeted payroll and expense reductions of over $50 million per annum. The Company initiated the restructuring to bring operating costs in line with reducing gross margins. The major restructuring details included:

o    consolidation of European inventory warehousing and distribution functions

o    restructuring of Japanese operations

o    relocation and consolidation of certain manufacturing operations

o rationalization of the research and development and scientific and laboratory services functions

o    realignment of the Blood (formerly part of Medical) division sales forces

o    reduction in corporate costs

As a result of the restructuring, the Company's global work force was reduced by approximately 500 people. Upon consolidation of the European inventory warehousing and distribution functions and restructuring of the Japanese operations, the Company identified excess inventory that could not be sold within the normal product life cycle. Consequently, the Company wrote off inventory of $13,811. The total cost related to all restructuring activities resulted in a charge of $43,912 in the third quarter of fiscal 1999. Along with the restructuring, the Company performed a comprehensive review of its business. Across all business lines, the review identified instances where certain products had been superseded by newer products and some excess inventory that resulted from competitive conditions and adverse changes in product demand. As a result, the Company wrote off $6,969 in inventory and provided an incremental reserve of $3,958 to reflect market conditions and shorter product life cycles. The review also identified write-downs of $26,961 on certain fixed and other assets, principally to provide for the impairment of certain patents and licenses that were not fully recoverable due to lower than anticipated market potential; to reflect further impairment of land and building held for sale; and, to write-off certain redundant fixed assets that were no longer used. The restructuring was substantially completed as of July 29, 2000.

In addition, the Company increased its reserve for future environmental remediation costs for the cleanup of contaminated water at its Ann Arbor, Michigan facility by $6,000 because it was anticipated that future remediation costs would exceed the estimate originally established.

A summary of the restructuring and other charges included in the third quarter of fiscal 1999 is presented below.

                                                                  Other
                                           Restructuring        Charges          Total
                                           -------------   ------------   ------------
Severance                                   $     18,243   $       --     $     18,243
Fixed asset write-offs                             4,977         14,208         19,185
Other asset write-offs                              --           12,753         12,753
Lease termination costs                            2,877           --            2,877
Environmental                                       --            6,000          6,000
Other                                              4,004          1,633          5,637
                                            ------------   ------------   ------------
Subtotal                                          30,101         34,594         64,695
Inventory write-down                              13,811         10,927         24,738(a)
                                            ------------   ------------   ------------
Total pretax charges                        $     43,912   $     45,521   $     89,433
                                            ============   ============   ============

Cash                                        $     25,124   $      7,633   $     32,757
Non-cash                                          18,788         37,888         56,676
                                            ------------   ------------   ------------
Total                                       $     43,912   $     45,521   $     89,433
                                            ============   ============   ============

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

INVENTORIES
The major classes of inventory are as follows:

                                                             2001           2000
                                                     ------------   ------------
Raw materials and components                         $     78,487   $     85,171
Work-in-process                                            22,104         18,044
Finished goods                                            108,908         99,744
                                                     ------------   ------------
Total inventory                                      $    209,499   $    202,959
                                                     ============   ============


OTHER ASSETS
Other assets consist of the following:

                                                             2001           2000
                                                     ------------   ------------
Goodwill and other intangibles, net of
        accumulated amortization of
        $18,074 and $21,123, respectively            $     54,461   $     57,441
Patents and trademarks, net of
        accumulated amortization of
        $21,783 and $18,695, respectively                  37,602         37,482
Investments                                                37,522         27,998
Benefits protection trust                                  28,802         26,710
Prepaid pension expenses                                   29,184         26,672
Intangible pension assets                                   6,378          6,064
Deferred income taxes                                      43,018         39,372
Other                                                      29,539         28,582
                                                     ------------   ------------
Total                                                $    266,506   $    250,321
                                                     ============   ============


Goodwill and other intangibles represent the cost in excess of the tangible net assets of businesses acquired.

Patents and trademarks include costs related to successfully defending certain Pall patents, and expenditures made to register new patents and trademarks, as well as paid-up licenses for third-party patents.

Investments represent amounts the Company has invested in certain companies to form strategic alliances which will enable the Company to broaden its portfolio of products. In fiscal 1998, the Company entered into agreements with V.I. Technologies, Inc. ("VITEX"), a leading developer of a broad portfolio of blood products and systems using its proprietary viral inactivation technologies. Under the terms of the agreements, the Company made payments aggregating $9,000 for a 7.5% interest in VITEX common shares and the companies agreed to share the costs to jointly develop VITEX' pathogen inactivation technology for red blood cells and platelets. The Company gets exclusive worldwide marketing and distribution rights to pathogen inactivation systems developed under this agreement. As of July 28, 2001, the Company's investments in VITEX amount to $16,000, representing a 9.9% interest in VITEX common shares. As of July 29, 2000, the Company's investment amounted to $12,000. Unrealized gains (losses) recorded in other comprehensive income were $7,770, $429 and ($10,370) in fiscal years 2001, 2000 and 1999, respectively. The agreements contemplate that the Company will make milestone-driven equity payments to VITEX of up to another $10,000 over the next two years at the then-current market price of VITEX common shares.

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

The benefits protection trust was established for the purpose of satisfying certain unfunded pension obligations, in the event of a change of control of the Company. The July 28, 2001 and July 29, 2000 balance sheets reflect related liabilities in the amounts of $31,459 and $31,269, respectively. The trust primarily holds investments in U.S. government obligations, debt obligations of corporations and financial institutions with high credit ratings and equity mutual fund shares. The Company considers investments held in the trust to be available-for-sale securities. Contractual maturity dates range from 2002-2028.

Pertinent information related to the trust for fiscal years 2001, 2000 and 1999 follows:


                                              2001           2000           1999
                                      ------------   ------------   ------------
Annual contributions                  $      4,127   $         91   $      2,286
Purchases/reinvestments                     32,333         13,974         16,836
Proceeds from sales/maturities              34,143         13,089         21,603
Net gains (losses) recognized                  428           (222)           228
                                      ============   ============   ============

Prepaid pension expenses represent the non-current amounts arising from the excess of cumulative employer contributions, and earnings thereon, over accrued net pension expenses.

Intangible pension assets represent the excess of unfunded accumulated benefits over unrecognized prior service costs.


NOTES PAYABLE AND LONG-TERM DEBT

At July 28, 2001, the Company had lines of credit, which require no compensating balances, totaling approximately $182,916, of which $57,089 in notes payable had been drawn. The weighted average interest rates on notes payable at the end of fiscal 2001 and 2000 were 5.7% and 6.5% respectively.

Long-term debt consists of:

                                                             2001           2000
                                                     ------------   ------------
Notes payable(a)                                     $       --     $    170,200
Private placement senior notes, due in 2010(a)            100,000           --
Senior revolving credit facility, due in 2005(a)          190,000           --
1.0%--2.6% bank loans in Japan,
        due through 2004                                   33,513         78,791
Bank loan, due through October 2002(b)                     12,000         18,000
Bank loan, due through March 2003(c)                       17,500         27,500
Yen denominated loan, due in 2003(d)                       23,988           --
Other                                                       7,675          9,426
                                                     ------------   ------------
Total long-term debt                                      384,676        303,917
Less: current portion                                      25,582         80,002
                                                     ------------   ------------
Long-term debt, net of current portion               $    359,094   $    223,915
                                                     ============   ============

(a) On August 29, 2000, the Company completed a $100,000 private placement of 7.83% unsecured senior notes due in 2010. In addition, on August 30, 2000, the Company closed a $200,000 unsecured senior revolving credit facility, of which $150,000 expires in 2005 and $50,000 renews annually. Borrowings under this facility bear interest at a variable rate based upon LIBOR. The agreements contain various covenants, including financial covenants pertaining to interest coverage, funded debt and minimum net worth. As a result of these transactions, lines of credit amounting to $230,000 were cancelled and replaced with committed facilities of $300,000. Additionally, $170,200 of U.S. dollar denominated notes payable outstanding were classified as long-term debt in the consolidated balance sheet at July 29, 2000. Effective July 2001, the Company entered into "receive fixed, pay variable" interest rate swaps related to the private placement debt whereby the Company receives payments at a fixed rate of 7.83% and makes payments at a variable rate based on LIBOR on a notional amount of $100,000. These swaps expire in August 2010. Effective February 2001, the Company entered into a "receive variable, pay fixed" interest rate swap related to certain borrowings under the senior revolving credit facility whereby the Company receives payments at a variable rate based on LIBOR and makes payments at an effective rate of 5.64% on a notional amount of $25,000. The swap expires in February 2004.

(b) In October 1997, the Company entered into a "receive variable, pay fixed" interest rate swap related to this LIBOR based variable rate bank loan whereby the Company receives payments at a variable rate based on LIBOR and makes payments at a fixed rate of 6.31% with an original notional amount of $40,000 that amortizes in concert with the underlying bank loan. The swap expires in October 2002.

(c) In April 1998, the Company entered into a "receive variable, pay fixed" interest rate swap related to this LIBOR based variable rate bank loan whereby the Company receives payments at a variable rate based on LIBOR and makes payments at a fixed rate of 5.99% with an original notional amount of $50,000 that amortizes in concert with the underlying bank loan. The swap expires in March 2003.

(d) In June 2001, the Company closed a Yen 3 billion loan due in 2003 which bears interest at a floating rate based upon Yen LIBOR. The Company entered into a "receive variable, pay fixed" interest rate swap related to this loan whereby the Company receives payments at a variable rate based on Yen LIBOR and makes payments at a fixed rate of 1% on a notional amount of Yen 3 billion. The swap expires in June 2003.

The aggregate annual maturities of long-term debt during fiscal years 2002 through 2006 are approximately as follows: 2002, $25,582; 2003, $22,748; 2004,
$21,984; 2005, $200,209 and 2006, $108.

Interest expense for fiscal years 2001, 2000 and 1999 amounted to $24,715, $22,230 and $18,416, respectively. Interest income for fiscal years 2001, 2000 and 1999 amounted to $8,072, $8,153 and $5,401, respectively.

INCOME TAXES

The components of earnings (loss) before income taxes are as follows:


                                                    2001           2000           1999
                                            ------------   ------------   ------------
Domestic operations, including
        Puerto Rico                         $     52,047   $     84,838   $     (7,716)
Foreign operations                                98,273        103,566         66,620
                                            ------------   ------------   ------------
Total                                       $    150,320   $    188,404   $     58,904
                                            ============   ============   ============


The provisions for income taxes consist of the following items:


                                                    2001           2000           1999
                                            ------------   ------------   ------------
Current:
        Federal and Puerto Rico             $      2,370   $      7,352   $      3,450
        State                                        500            500            900
        Foreign                                   32,914         31,218         19,181
                                            ------------   ------------   ------------
Total                                             35,784         39,070         23,531
                                            ------------   ------------   ------------
Deferred:
        Federal and Puerto Rico                   (2,798)           960        (14,873)
        Foreign                                     (676)         1,738         (1,261)
                                            ------------   ------------   ------------
Total                                             (3,474)         2,698        (16,134)
                                            ------------   ------------   ------------
Total income tax expense                    $     32,310   $     41,768   $      7,397
                                            ============   ============   ============


A reconciliation of the provisions for income taxes follows:


                                                     % of Pretax Earnings

                                                    2001           2000           1999
                                            ------------   ------------   ------------
Computed "expected"
         tax expense                                35.0%          35.0%          35.0%
Tax benefit of Puerto Rico
        operations                                 (11.5)         (11.3)         (33.7)
Federal tax credits and
        other effects                               (0.7)          (0.3)          (0.8)
Change in valuation allowance                       --              1.0           --
Foreign income and withholding
        taxes, net of U.S. foreign
        tax credits                                 (1.5)          (2.4)          11.1
State income taxes, net of
        Federal income tax benefit                   0.2            0.2            1.0
                                            ------------   ------------   ------------
Total and effective tax rate                        21.5%          22.2%          12.6%
                                            ============   ============   ============

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

The components of the net deferred tax asset at July 28, 2001 and July 29, 2000 are as follows:


                                                           2001           2000
                                                   ------------   ------------
Deferred tax asset:
        Tax loss and tax credit carry-forwards     $     37,907   $     36,146
        Inventories                                      11,501         12,337
        Compensation and benefits                        25,684         22,362
        Environmental                                     6,059          4,939
        Accrued expenses                                  5,120          6,059
        Other                                             7,313          7,124
                                                   ------------   ------------
Gross deferred tax asset                                 93,584         88,967
        Valuation allowance                              (3,252)        (3,252)
                                                   ------------   ------------
Total deferred tax asset                                 90,332         85,715
                                                   ------------   ------------
Deferred tax liability:
        Plant and equipment                             (32,610)       (32,043)
        Pension assets                                   (7,745)        (6,868)
        Other                                            (5,065)        (2,290)
                                                   ------------   ------------
Total deferred tax liability                            (45,420)       (41,201)
                                                   ------------   ------------
Net deferred tax asset                             $     44,912   $     44,514
                                                   ============   ============

There was no change in the valuation allowance during the year ended July 28, 2001. In evaluating the reasonableness of the valuation allowance, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Ultimately, the realization of deferred tax assets is dependent upon generation of future taxable income during those periods in which temporary differences become deductible and/or credits can be utilized. To this end, management considers the level of historical taxable income, the scheduled reversal of deferred tax liabilities, tax-planning strategies and projected future taxable income. Based on these considerations, and the indefinite carry-forward availability of certain deferred tax credits (principally related to alternative minimum tax), management believes it is more likely than not that the Company will realize the benefit of these items, net of the July 28, 2001 valuation allowance.

United States income taxes have not been provided on the retained earnings of foreign subsidiaries (including the Puerto Rico CFC referred to above), which totaled $249,000 and $203,000 at July 28, 2001 and July 29, 2000, respectively.

Foreign subsidiaries have paid, and are expected to continue to pay, dividends out of accumulated earnings. A portion of such earnings will be permanently reinvested and the determination of any additional U.S. tax arising from the repatriation of earnings available for distribution is not practicable.


OTHER NON-CURRENT LIABILITIES

This consists primarily of accruals for deferred compensation plans and arrangements, the benefits of which are, and will continue to be, paid to covered officers and employees. Also included are accruals for pension obligations and environmental remediation costs.


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

Stock Repurchase Programs

On October 6, 1997, the Company's Board of Directors authorized the expenditure of up to $150,000 to repurchase shares of the Company's common stock. On January 20, 2000, the Board of Directors extended the stock buy-back program by three years with an authorization to expend up to an additional $200,000. The Company completed the $150,000 stock buy-back program in fiscal 2000. In fiscal years 2001, 2000 and 1999 the Company bought 2,095, 1,446 and 1,796 shares at an aggregate cost of $44,976, $29,979 and $40,204, respectively. At July 28, 2001, $149,843 remains to be expended under the Board's most recent authorization.

In connection with the Company's stock repurchase program, approximately 1,360 put options with strike prices ranging from $21.40 to $22.75 were sold under three separate contracts with an independent third party during fiscal 2000. The contracts granted the purchaser the right to sell shares of Pall Corporation stock to the Company at specified future dates and prices. In the event the puts were exercised, the contracts allowed the Company to determine whether to settle in cash or shares. As such, the contracts were considered equity instruments and changes in fair value were not recognized in the Company's financial statements. The premiums received of $2,049 were recorded as additions to capital in excess of par value. Contracts related to approximately 440 and 920 put options expired unexercised in fiscal 2001 and fiscal 2000, respectively.

Repurchased shares are held in treasury for use in connection with the Company's stock plans and for general corporate purposes. At July 28, 2001, the Company held 5,575 treasury shares.


STOCK PLANS

Stock Purchase Plans

During fiscal 2000, the Company's shareholders approved two stock purchase plans, a Management Stock Purchase Plan ("MSPP") and an Employee Stock Purchase Plan ("ESPP"). These plans enable employees of the Company to purchase Company stock. Participation in the MSPP is limited to certain executives as designated by the Compensation Committee of the Board of Directors, which also established common stock ownership targets for participants. Participation in the ESPP is available to all employees except those that are included in the MSPP.

The purpose of the MSPP is to encourage key employees of the Company to increase their ownership of shares of the Company's common stock by providing such employees with an opportunity to elect to have portions of their total annual compensation paid in the form of restricted units, to make cash purchases of restricted units and to earn additional matching restricted units. Such restricted units aggregated 526 and 259 as of July 28, 2001 and July 29, 2000, respectively. Vesting occurs over a three-year period. During fiscal 2001 and fiscal 2000, participants' deferred compensation and cash payments amounted to $2,418 and $3,741 and the Company recognized $1,478 and $1,206, respectively of expense related to matching restricted units.

The ESPP enables participants to purchase shares of the Company's common stock through payroll deductions at a price equal to 85% of the lower of the market price at the beginning or end of each semi-annual stock purchase period. The semi-annual offering periods end in April and October. During fiscal 2001 and 2000, the Company issued 153 shares at an average price of $18.02 and 96 shares at an average price of $18.43, respectively. All of the above shares were issued from treasury stock.

Stock Option Plans

The Company has adopted several plans that provide for the granting of stock options to officers, employees and non-employee directors, at option prices equal to the market price of the common stock at the date of grant. The forms of option adopted provide that the options may not be exercised within one year from the date of grant, and expire if not completely exercised within five years from the date of grant, except options for 3,524 shares granted in fiscal 2001 which expire 10 years from the date of grant. For the most part, in any year after the first year, the options can be exercised with respect to only up to 25% of the shares subject to the option, computed cumulatively.

Changes in the options outstanding during fiscal years 1999, 2000 and 2001 are summarized in the following table:

                                                                                               Weighted
                                                                Number of          Price        Average        Options
                                                                  Options          Range          Price    Exercisable
                                                              -----------   ------------   ------------   ------------
BALANCE-- AUGUST 1, 1998                                            7,639    $2.60-27.25   $      20.81          3,409
        Fiscal 1999:
                Options granted                                     3,313    17.38-25.66          17.81
                Options exercised                                  (2,211)    2.64-24.25          18.22
                Options terminated                                   (432)    5.45-26.44          20.98
                                                              -----------   ------------   ------------   ------------
BALANCE-- JULY 31, 1999                                             8,309     2.60-27.25          20.29          2,395
        Fiscal 2000:
                Options granted                                       148    17.84-23.50          22.38
                Options exercised                                    (224)    2.64-21.50          18.90
                Options terminated                                   (309)    2.81-24.25          19.87
                                                              -----------   ------------   ------------   ------------
BALANCE-- JULY 29, 2000                                             7,924     2.60-27.25          20.39          4,091
        Fiscal 2001:
                Options granted                                     3,605    19.72-23.89          22.08
                Options exercised                                  (1,186)    2.64-24.25          19.10
                Options terminated                                 (2,248)   17.38-27.25          23.84
                                                              -----------   ------------   ------------   ------------
BALANCE-- JULY 28, 2001                                             8,095    $2.60-26.75   $      20.38          2,314
                                                              ===========   ============   ============   ============

As of July 28, 2001, 12,033 shares of common stock of the Company were reserved for the exercise of stock options and 3,938 options were available for grant. To the extent treasury shares are used to satisfy option exercises, these reserved shares will not be issued.

The following table summarizes the status of stock options outstanding and exercisable as of July 28, 2001, by range of exercise price:

                                             Options outstanding                        Options exercisable
                                             -------------------                        -------------------
                                                                      Weighted
                                                     Weighted          Average                          Weighted
Exercise                                              Average        Remaining           Number          Average
Price                                 Number         Exercise      Contractual       of Options         Exercise
Range                            Outstanding            Price  Life (in years)      Exercisable            Price
                                ------------     ------------     ------------     ------------     ------------
$ 2.60-11.50                              11     $       7.26              2.4               11     $       7.26
$11.51-17.50                           1,830            17.37              2.8              728            17.37
$17.51-21.00                           2,432            19.87              1.7            1,416            19.98
$21.01-26.75                           3,822            22.17              9.0              159            23.63
                                ------------     ------------     ------------     ------------     ------------
                                       8,095     $      20.38                             2,314     $      19.34
                                ============     ============     ============     ============     ============

Pro Forma Disclosures

Using the Black-Scholes option-pricing model, the disclosures required under SFAS No. 123 are as follows:

                                                        2001           2000           1999
                                                ------------   ------------   ------------
Average fair value of options granted           $       6.75   $       7.00   $       5.20
Valuation assumptions:
        Expected dividend yield                          3.6%           3.2%           3.0%
        Expected volatility                             33.0%          35.0%          35.0%
        Expected life (years)                             10              5              5
        Risk-free interest rate                          4.8%           6.6%           5.6%
                                                ============   ============   ============
Pro forma effect:
        Reduction in net earnings               $      6,506   $      9,017   $      5,700
        Reduction in earnings per
                share, basic and diluted        $       0.05   $       0.07   $       0.05
                                                ============   ============   ============


INCENTIVE COMPENSATION PLAN

The plan provides additional compensation to officers and key employees of the Company and its subsidiaries based upon the achievement of specified management goals. The Compensation Committee of the Board of Directors establishes the goals on which the Company's executive officers are compensated, and management establishes the goals for other covered employees. The aggregate amounts charged to expense in connection with the plan were $11,100, $11,900 and $8,900 for fiscal years 2001, 2000 and 1999, respectively.


PENSION AND PROFIT SHARING PLANS AND ARRANGEMENTS

Pension Plans
The Company and its subsidiaries provide substantially all domestic and foreign employees with pension benefits. The Company's pension plans provide benefits based on salary and service. Funding policy for domestic plans is in accordance with Employee Retirement Income Security Act of 1974 ("ERISA"); for foreign plans, funding is determined by local tax laws and regulations. Plan assets are invested primarily in common stocks, bonds and cash instruments. Pension costs charged to operations totaled $10,047, $10,675 and $14,162 in fiscal years 2001, 2000 and 1999, respectively.

The following table reflects the change in benefit obligations and change in plan assets for the Company's defined benefit pension plans:

                                                                        U.S. Plans                   Foreign Plans
                                                               ----------------------------    ----------------------------
                                                                       2001            2000            2001            2000
                                                               ------------    ------------    ------------    ------------
CHANGE IN BENEFIT OBLIGATION:
        Benefit obligation--beginning of year                  $    110,053    $    109,110    $    107,304    $    106,521
        Service cost                                                  4,914           4,551           5,342           6,172
        Interest cost                                                 8,091           7,755           5,826           5,958
        Plan participant contributions                                 --              --             1,454           1,617
        Plan amendments                                               1,126             723              92           1,334
        Actuarial loss (gain)                                         3,806          (2,761)         16,759          (3,145)
        Total benefits paid                                          (9,212)         (9,325)         (3,776)         (4,279)
        Effect of exchange rates                                       --              --            (7,576)         (6,874)
                                                               ------------    ------------    ------------    ------------
        Benefit obligation--end of year                             118,778         110,053         125,425         107,304
                                                               ------------    ------------    ------------    ------------
CHANGE IN PLAN ASSETS:
        Fair value of plan assets--beginning of year                 76,288          76,624         134,771         129,919
        Actual return on plan assets                                    126           4,813         (13,461)         11,176
        Company contributions                                         4,262           4,176           4,814           5,216
        Plan participant contributions                                 --              --             1,454           1,617
        Benefits paid from plan assets                               (9,212)         (9,325)         (3,776)         (4,279)
        Effect of exchange rates                                       --              --            (7,924)         (8,878)
                                                               ------------    ------------    ------------    ------------
        Fair value of plan assets--end of year                       71,464          76,288         115,878         134,771
                                                               ------------    ------------    ------------    ------------
FUNDED STATUS:                                                      (47,314)        (33,765)         (9,547)         27,467
        Unrecognized actuarial loss (gain)                               88         (10,996)         21,614         (17,189)
        Unrecognized prior service cost                               7,800           7,372           1,231           1,444
        Unrecognized transition (asset) obligation                     (870)         (1,135)           (477)         (1,016)
                                                               ------------    ------------    ------------    ------------
        Net amount recognized                                       (40,296)        (38,524)         12,821          10,706
                                                               ------------    ------------    ------------    ------------
AMOUNT RECOGNIZED IN THE BALANCE SHEET CONSISTS OF:
        Prepaid benefit                                                --              --            29,184          26,672
        Accrued benefit liability                                   (47,942)        (45,498)        (17,929)        (17,026)
        Intangible asset                                              5,595           5,197             783             867
        Accumulated other comprehensive income                        2,051           1,777             783             193
                                                               ------------    ------------    ------------    ------------
        Net amount recognized                                  $    (40,296)   $    (38,524)   $     12,821    $     10,706
                                                               ------------    ------------    ------------    ------------
PLANS WITH ACCUMULATED BENEFIT OBLIGATIONS IN EXCESS OF
        PLAN ASSETS CONSIST OF THE FOLLOWING:
        Accumulated benefit obligation                         $     48,967    $     31,278    $     12,688    $     11,028
        Projected benefit obligation                                 42,435          37,924          10,793           9,330
        Plan assets at fair value                                    10,120            --              --              --
                                                               ============    ============    ============    ============

Net periodic benefit cost for the Company's defined benefit pension plans includes the following components:

                                                            U.S. Plans                                 Foreign Plans
                                            ------------------------------------------   ------------------------------------------
                                                    2001           2000           1999           2001           2000           1999
                                            ------------   ------------   ------------   ------------   ------------   ------------
Service cost                                $      4,914   $      4,551   $      5,974   $      5,342   $      6,172   $      6,114
Interest cost                                      8,091          7,755          7,244          5,826          5,958          6,160
Expected return on plan assets                    (7,267)        (6,871)        (6,023)        (8,497)        (8,573)        (8,449)
Amortization of prior service cost                   698            813            789            174            141             39
Amortization of net transition asset                (266)          (266)          (166)          (538)          (537)          (551)
Recognized actuarial loss (gain)                    (136)           213          1,417           (137)           (15)            16
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net periodic benefit cost                   $      6,034   $      6,195   $      9,235   $      2,170   $      3,146   $      3,329
                                            ============   ============   ============   ============   ============   ============

The following table provides the weighted-average assumptions used to determine plan liabilities and expense:

                                                            U.S. Plans                                 Foreign Plans
                                            ------------------------------------------   ------------------------------------------
                                                    2001           2000           1999           2001           2000           1999
                                            ------------   ------------   ------------   ------------   ------------   ------------
Weighted average discount rate                      7.50%          7.75%          7.50%    2.50-6.50%     2.50-6.50%     2.50-6.50%
Expected long-term rate of return on
        plan assets                                10.00%         10.00%         10.00%    3.00-7.00%     4.50-7.00%     4.50-7.00%
Rate of compensation increase                       4.75%          4.75%          4.75%    3.00-4.00%          3.00%     2.50-3.00%
                                            ============   ============   ============   ============   ============   ============

The Company and its subsidiaries also participate in certain pension plans primarily for the benefit of its employees who are union members. Contributions to these plans were $1,843, $1,334 and $1,598 for fiscal years 2001, 2000 and 1999, respectively.

Profit Sharing Plan

The Company's 401(k) and profit sharing plan covers substantially all domestic employees of the Company and its participating subsidiaries, other than those employees covered by a union retirement plan. The Plan provides that participants may voluntarily contribute a percentage of their compensation and the Company will make a matching contribution equal to 100% of the first 3% of each participant's contributions. Company contributions in excess of the matching contribution are contingent upon realization of profits of the Company and its participating subsidiaries, unless the Board of Directors decides otherwise. The expense associated with the plan for fiscal years 2001, 2000, and 1999 was $4,650, $7,605 and $3,408, respectively.

OTHER COMPREHENSIVE INCOME

The Company has elected to report Comprehensive Income in the Consolidated Statement of Stockholders' Equity. The changes in the components of other comprehensive income (loss) are as follows:

                                                                                                       Fiscal Years
                                                            2001                                            2000
                                       --------------------------------------------    --------------------------------------------
                                             Pretax             Tax             Net          Pretax             Tax             Net
                                             Amount          Effect          Amount          Amount          Effect          Amount
                                       ------------    ------------    ------------    ------------    ------------    ------------
Unrealized translation adjustment      $    (15,142)   $     (1,455)   $    (16,597)   $    (20,835)   $       (366)   $    (21,201)
Minimum pension liability adjustment           (864)            336            (528)          1,010            (344)            666
Unrealized investment gains (losses)          8,953          (3,163)          5,790             499            (175)            324
Unrealized losses on derivatives             (1,627)            570          (1,057)           --              --              --
                                       ------------    ------------    ------------    ------------    ------------    ------------
                                       $     (8,680)   $     (3,712)   $    (12,392)   $    (19,326)   $       (885)   $    (20,211)
                                       ============    ============    ============    ============    ============    ============

                                                        Fiscal Years
                                                           1999
                                       --------------------------------------------
                                             Pretax             Tax             Net
                                             Amount          Effect          Amount
                                       ------------    ------------    ------------
Unrealized translation adjustment      $     (1,966)   $        232    $     (1,734)
Minimum pension liability adjustment          3,270          (1,145)          2,125
Unrealized investment gains (losses)        (12,780)          4,473          (8,307)
Unrealized losses on derivatives               --              --              --
                                       ------------    ------------    ------------
                                       $    (11,476)   $      3,560    $     (7,916)
                                       ============    ============    ============

CONTINGENCIES AND COMMITMENTS

Certain facilities of the Company are involved in environmental proceedings. The most significant matter pertains to the Company's subsidiary, Gelman Sciences Inc. ("Gelman"), which constitutes most of the $18,200 of accruals in the Company's balance sheet at July 28, 2001 and the $8,200 charge recorded in the fourth quarter of fiscal 2001 related to environmental matters. Nearly ten years prior to Gelman's acquisition by the Company in February 1997, an action was filed in Circuit Court for Washtenaw County, Michigan ("Court") by the State of Michigan ("State") seeking to compel Gelman to investigate and remediate the contamination near Gelman's Ann Arbor facility, which allegedly was caused by Gelman's disposal of waste water from its manufacturing process under legal and accepted discharge practices in the 1970s. Pursuant to a consent decree entered into by Gelman and the State in 1992 (amended September 1996 and October 1999), which resolved that litigation, Gelman is remediating the contamination without admitting wrongdoing. In February 2000, the State Assistant Attorney General filed a Motion to Enforce Consent Judgement in the Court seeking approximately $4,900 in stipulated penalties for the alleged violations of the Consent Judgement and additional injunctive relief. Gelman disputed these assertions. In July 2000, the Court continued to hold under "advisement" the matter of penalties, but held that Gelman was not in violation of the Consent Judgement. The Court issued a Remediation Enforcement Order requiring Gelman to complete the cleanup within five years under a Court approved plan. Gelman is now remediating the contamination pursuant to this plan. Also during the fourth quarter of 2000, the Company received funds aggregating approximately $5,000 from its insurance carrier as final settlement of its insurance obligations for the Gelman remediation. These funds were added to the reserve, principally to cover revised estimates for the future costs of remediation and on-going legal expenses. In the opinion of management, the Company is in substantial compliance with applicable environmental laws and its current accruals for environmental remediation are adequate. Because regulatory standards under environmental laws are becoming increasingly stringent, there can be no assurance that future developments will not cause the Company to incur material environmental liabilities or costs beyond those accrued in its consolidated financial statements.

The Company and its subsidiaries are subject to certain other legal actions that arise in the normal course of business. It is management's opinion that these other actions will not have a material effect on the Company's financial position.

The Company and its subsidiaries lease office and warehouse space, automobiles, computers and office equipment. Rent expense for all operating leases amounted to approximately $17,225 in 2001, $17,800 in 2000 and $18,900 in 1999. Future
minimum rental commitments at July 28, 2001 for all noncancelable operating leases with initial terms exceeding one year are $10,600 in 2002; $7,000 in 2003; $4,700 in 2004; $2,700 in 2005; $1,100 in 2006 and $600 thereafter.

The Company has employment agreements with its executive officers, the terms of which expire at various times through August 2003. Such agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at July 28, 2001, excluding bonuses, was approximately $10,291.


FINANCIAL INSTRUMENTS AND RISKS AND UNCERTAINTIES

The Company uses derivative instruments primarily to manage exposures related to foreign currency denominated receivables and payables and interest rate risk. To accomplish this, the Company uses certain contracts, primarily foreign currency forward contracts ("forwards") and interest rate swaps, which minimize cash flow risks from changes in foreign currency exchange rates and interest rates, respectively. Any change in the value of the Company's derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. Derivative instruments are not used for speculative or trading purposes.

As of July 28, 2001, the Company had interest rate swaps and forwards outstanding with notional amounts aggregating $184,000 and $6,085, respectively, whose fair values were a liability of $1,337 and an asset of $150, respectively. The credit risk related to the interest rate swaps and the forwards is considered low because such instruments are entered into only with financial institutions having high credit ratings and are generally settled on a net basis.

Other comprehensive income includes $1,627 of cumulative unrealized losses on interest rate swaps of which $1,093 is expected to be reclassified into earnings within one year.

The Company considers the fair value of all non-derivative financial instruments to be not materially different from their carrying value at year-end.

The Company's cash, cash equivalents and short-term investments are in high-quality securities placed with a wide array of financial institutions with high credit ratings. This investment policy limits the Company's exposure to concentration of credit risks.

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


QUARTERLY FINANCIAL INFORMATION

Unaudited quarterly financial information appears on page 42.


SEGMENT INFORMATION AND GEOGRAPHIES

The Company operates in a matrix structure that is both geographic and market-based. During fiscal 2001, the Company undertook certain business realignments that changed the way the market-based part of the matrix is managed and operated. These changes are described below and are reflected in all periods presented.

Life Sciences (formerly Health Care) was realigned, such that the blood-related cardiovascular product sales of the former Critical Care sub-segment are now managed by the Blood sub-segment. BioPharmaceutical has assumed management of the remaining parts of Critical Care (renamed BioSciences).

Aeropower and Fluid Process (including Microelectronics), previously managed as two operating segments, were consolidated under the management of Industrial. In addition, the Microelectronics sub-segment now has responsibility for macroelectronics product sales, which were previously managed by General Industrial. Food and Beverage, previously a sub-market of BioPharmaceutical, was also placed under the management of Industrial's General Industrial group.

As a result of these changes, the Company is now organized around the two principal markets in which its customers conduct their business: Life Sciences and Industrial. The two principal markets are further divided into five sub-segments as described below:

Life Sciences:

         Blood: includes sales of disposable blood filtration and cardiovascular filtration products primarily to blood centers and hospitals.

         BioPharmaceuticals: includes sales of separation systems and disposable filters primarily to pharmaceutical, biotechnology and laboratory companies.

Industrial:

         General Industrial: the Company's most diverse sub-segment, includes sales of filters, coalescers, and separation systems for hydraulic, fuel and lubrication systems on manufacturing equipment across many industries as well as to producers of oil, gas, electricity, chemicals, food and beverages, municipal water, and paper.

         Aerospace: includes sales of filtration, fluid monitoring equipment and shipboard water/waste water filtration to the aerospace industry for use on commercial and military aircraft, ships and land-based vehicles.

         Microelectronics: includes sales of disposable filtration products to producers of semiconductors, computer terminals, fiber optics, disc drives, thin film rigid discs, and photographic film.

The Company has identified each of the above five sub-segments as reportable segments in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's underlying accounting records are maintained on a legal entity or geographic basis for statutory and public reporting purposes. Many of the legal entities operate in more than one sub-segment. The sub-segments benefit from the shared resources of those legal entities such that certain assets and activities are shared and are not specifically identifiable to a particular sub-segment. Accounts receivable and inventory are specifically identifiable to the sub-segments; however, certain operating assets, principally property, plant and equipment, are shared. Similarly, certain expenses incurred by those legal entities for various support functions such as human resources, information services, finance, facility costs (including depreciation expense) and other overhead costs are allocated to the sub-segments using various methodologies based upon the nature of the expense.

Cash and cash equivalents, short-term investments, income taxes, intangible assets and headquarter's assets, all of which are managed at the Corporate level, are included in Corporate assets. Accordingly, expenses associated with the headquarter's operations, amortization of intangible assets, interest expense, net, the provision for income taxes as well as restructuring and other charges are excluded from the measurement and evaluation of the profitability of the sub-segments.

MARKET SEGMENT INFORMATION

                                                                          2001               2000               1999
                                                               ---------------    ---------------    ---------------
SALES TO UNAFFILIATED CUSTOMERS:
        Blood                                                  $       233,325    $       224,753    $       201,799
        BioPharmaceuticals                                             342,167            346,515            348,997
                                                               ---------------    ---------------    ---------------
        Life Sciences                                                  575,492            571,268            550,796
                                                               ---------------    ---------------    ---------------
        General Industrial                                             346,459            356,413            337,116
        Aerospace                                                      158,310            144,969            147,363
        Microelectronics                                               155,162            151,451            111,791
                                                               ---------------    ---------------    ---------------
        Industrial                                                     659,931            652,833            596,270
                                                               ---------------    ---------------    ---------------
        Total                                                  $     1,235,423    $     1,224,101    $     1,147,066
                                                               ===============    ===============    ===============

OPERATING PROFIT:
        Blood                                                  $        40,239    $        47,762    $        39,824
        BioPharmaceuticals                                              83,535            110,297             87,124
                                                               ---------------    ---------------    ---------------
        Life Sciences                                                  123,774            158,059            126,948
                                                               ---------------    ---------------    ---------------
        General Industrial                                              58,004             53,797             55,407
        Aerospace                                                       46,096             41,053             41,019
        Microelectronics                                                17,309             21,966              2,731
                                                               ---------------    ---------------    ---------------
        Industrial                                                     121,409            116,816             99,157
                                                               ---------------    ---------------    ---------------
               Subtotal                                                245,183            274,875            226,105
        Restructuring and other charges, net                           (17,248)           (11,987)           (89,433)
        General corporate expenses                                     (60,972)           (60,407)           (64,753)
        Interest expense, net                                          (16,643)           (14,077)           (13,015)
                                                               ---------------    ---------------    ---------------
        Earnings before income taxes                           $       150,320    $       188,404    $        58,904
                                                               ===============    ===============    ===============

DEPRECIATION AND AMORTIZATION:
        Blood                                                  $        11,531    $        10,323    $        10,523
        BioPharmaceuticals                                              18,166             17,816             18,147
                                                               ---------------    ---------------    ---------------
        Life Sciences                                                   29,697             28,139             28,670
                                                               ---------------    ---------------    ---------------
        General Industrial                                              17,744             19,069             20,432
        Aerospace                                                        4,265              4,642              5,267
        Microelectronics                                                 5,144              5,429              4,336
                                                               ---------------    ---------------    ---------------
        Industrial                                                      27,153             29,140             30,035
                                                               ---------------    ---------------    ---------------
               Subtotal                                                 56,850             57,279             58,705
        Corporate                                                       14,640             14,682             16,066
                                                               ---------------    ---------------    ---------------
        Total                                                  $        71,490    $        71,961    $        74,771
                                                               ===============    ===============    ===============

IDENTIFIABLE ASSETS:
        Blood                                                  $        95,581    $        91,167    $        93,374
        BioPharmaceuticals                                             129,281            138,177            145,784
        Shared Life Sciences Assets                                    273,734            280,331            264,904
                                                               ---------------    ---------------    ---------------
        Life Sciences                                                  498,596            509,675            504,062
                                                               ---------------    ---------------    ---------------
        General Industrial                                             182,061            197,995            176,474
        Aerospace                                                       63,327             59,230             62,989
        Microelectronics                                                48,420             54,196             53,443
        Shared Industrial Assets                                       218,185            206,676            214,368
                                                               ---------------    ---------------    ---------------
        Industrial                                                     511,993            518,097            507,274
                                                               ---------------    ---------------    ---------------
               Subtotal                                              1,010,589          1,027,772          1,011,336
        Corporate                                                      537,921            479,480            476,991
                                                               ---------------    ---------------    ---------------
        Total                                                  $     1,548,510    $     1,507,252    $     1,488,327
                                                               ===============    ===============    ===============

CAPITAL EXPENDITURES:
        Life Sciences                                          $        44,997    $        39,860    $        38,472
        Industrial                                                      29,373             24,560             29,308
                                                               ---------------    ---------------    ---------------
               Subtotal                                                 74,370             64,420             67,780
        Corporate                                                        3,464              2,073              3,416
                                                               ---------------    ---------------    ---------------
        Total                                                  $        77,834    $        66,493    $        71,196
                                                               ===============    ===============    ===============

GEOGRAPHIES


                                                                          2001               2000               1999
                                                               ---------------    ---------------    ---------------
SALES TO UNAFFILIATED CUSTOMERS:
Western Hemisphere                                             $       575,801    $       568,025    $       509,191
Europe                                                                 412,987            429,585            450,877
Asia                                                                   246,635            226,491            186,998
                                                               ---------------    ---------------    ---------------
Total                                                          $     1,235,423    $     1,224,101    $     1,147,066
                                                               ===============    ===============    ===============

INTERCOMPANY SALES BETWEEN GEOGRAPHIC AREAS:
Western Hemisphere                                             $       128,433    $       140,921    $       115,346
Europe                                                                  58,090             51,076             39,557
Asia                                                                     4,761              3,398              2,385
                                                               ---------------    ---------------    ---------------
Total                                                          $       191,284    $       195,395    $       157,288
                                                               ===============    ===============    ===============

TOTAL SALES:
Western Hemisphere                                             $       704,234    $       708,946    $       624,537
Europe                                                                 471,077            480,661            490,434
Asia                                                                   251,396            229,889            189,383
Eliminations                                                          (191,284)          (195,395)          (157,288)
                                                               ---------------    ---------------    ---------------
Total                                                          $     1,235,423    $     1,224,101    $     1,147,066
                                                               ===============    ===============    ===============

OPERATING PROFIT:
Western Hemisphere                                             $       116,571    $       153,190    $       102,351
Europe                                                                  82,404             91,333            106,613
Asia                                                                    45,154             36,631             18,600
Eliminations                                                             1,054             (6,279)            (1,459)
                                                               ---------------    ---------------    ---------------
        Subtotal                                                       245,183            274,875            226,105
Restructuring and other charges, net                                   (17,248)           (11,987)           (89,433)
General corporate expenses                                             (60,972)           (60,407)           (64,753)
Interest expense, net                                                  (16,643)           (14,077)           (13,015)
                                                               ---------------    ---------------    ---------------
Earnings before income taxes                                   $       150,320    $       188,404    $        58,904
                                                               ===============    ===============    ===============

IDENTIFIABLE ASSETS:
Western Hemisphere                                             $       506,289    $       512,004    $       491,866
Europe                                                                 361,039            361,472            373,100
Asia                                                                   160,992            173,694            159,855
Eliminations                                                           (17,731)           (19,398)           (13,485)
                                                               ---------------    ---------------    ---------------
        Subtotal                                                     1,010,589          1,027,772          1,011,336
Corporate                                                              537,921            479,480            476,991
                                                               ---------------    ---------------    ---------------
Total                                                          $     1,548,510    $     1,507,252    $     1,488,327
                                                               ===============    ===============    ===============

Sales by the Company's subsidiary in Japan amounted to approximately 13%, 12% and 11% of total revenue in fiscal years 2001, 2000 and 1999. Export sales to unaffiliated customers by the Company's U.S. operations approximately totaled $73,000, $74,000 and $63,000 in fiscal years 2001, 2000 and 1999, respectively.
The Company considers its foreign operations to be of major importance to its future growth prospects, and does not believe the risk of its foreign business differs materially from its domestic business, except for the risk of currency fluctuations.

Intercompany sales between geographic areas are generally priced on the basis of a markup of manufacturing costs to achieve an appropriate sharing of the profit between the parties.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (a)

                                                     First         Second          Third         Fourth           Full
(In thousands, except per share data)              Quarter        Quarter        Quarter        Quarter           Year
                                              ------------   ------------   ------------   ------------   ------------

2001(b):
Net sales                                     $    278,151   $    304,697   $    321,057   $    331,518   $  1,235,423
Gross profit                                       148,394        159,534        167,202        169,147        644,277
Earnings before income taxes                        33,221         37,922         47,250         31,927        150,320
Net earnings                                        25,580         29,911         36,855         25,664        118,010
Earnings per share:
        Basic                                         0.21           0.24           0.30           0.21           0.96
        Diluted                                       0.21           0.24           0.30           0.21           0.95

2000(c):
Net sales                                     $    267,122   $    294,699   $    318,049   $    344,231   $  1,224,101
Gross profit                                       140,679        156,144        172,461        189,321        658,605
Earnings before income taxes                        32,335         43,933         54,274         57,862        188,404
Net earnings                                        24,898         33,828         41,792         46,118        146,636
Earnings per share:
        Basic                                         0.20           0.27           0.34           0.37           1.18
        Diluted                                       0.20           0.27           0.34           0.37           1.18
                                              ============   ============   ============   ============   ============

(a) The Company adopted the provisions of EITF 00-10 in fiscal 2001. Amounts have been restated to reclassify shipping costs from Selling, general and administrative expenses to Cost of sales thereby reducing gross profit.

(b) The fourth quarter and full year amounts include severance charges of $7,318 and additions to environmental reserves of $8,200, as well as other charges, decreasing basic and diluted earnings per share by 10 cents in the fourth quarter and 11 cents for the full year after pro forma tax effect.

(c) In the first quarter, the Company recorded a $1,320 gain on the sale of a facility in the U. K., increasing first quarter basic and diluted earnings per share by 1 cent after pro forma tax effect. During the fourth quarter, the Company recorded $13,307 in Restructuring and other charges (including $3,421 reflected in Cost of sales), decreasing fourth quarter basic and diluted earnings per share by 7 cents after pro forma tax effect.


COMMON STOCK PRICES AND CASH DIVIDENDS

Pall Corporation's Common Stock is listed on the New York and London Stock Exchanges. The table below sets forth quarterly data relating to the Company's Common Stock prices and cash dividends declared per share for the past two fiscal years.

                                                                                         Cash dividends
                                   2001                          2000                  declared per share
                       ---------------------------   ---------------------------   ---------------------------
Price per share                High            Low           High            Low           2001           2000
                       ------------   ------------   ------------   ------------   ------------   ------------
Quarter: First         $      23.31   $      19.06   $      25.19   $      18.38   $      0.165   $      0.160
        Second                24.88          17.94          24.94          18.44          0.170          0.165
        Third                 26.25          20.20          25.00          17.13          0.170          0.165
        Fourth                24.35          22.25          24.25          18.31          0.170          0.165
                       ============   ============   ============   ============   ============   ============

There are approximately 5,600 holders of record of the Company's Common Stock.


SIX-YEAR SALES

(In thousands)                 2001           2000           1999           1998           1997           1996
                       ------------   ------------   ------------   ------------   ------------   ------------
Life Sciences          $    575,492   $    571,268   $    550,796   $    505,253   $    502,867   $    519,727
Industrial                  659,931        652,833        596,270        582,032        559,141        552,706
                       ------------   ------------   ------------   ------------   ------------   ------------
Total                  $  1,235,423   $  1,224,101   $  1,147,066   $  1,087,285   $  1,062,008   $  1,072,433
                       ============   ============   ============   ============   ============   ============

                                                      SIX-YEAR FINANCIAL HISTORY
                                               Pall Corporation and Subsidiaries

(In millions, except per share data and
number of employees)                             2001           2000           1999           1998           1997           1996
                                          -----------    -----------    -----------    -----------    -----------    -----------
RESULTS FOR THE YEAR:
Sales                                     $   1,235.4    $   1,224.1    $   1,147.1    $   1,087.3    $   1,062.0    $   1,072.4
Cost of sales (a)                               591.2          565.5          555.3          480.8          475.2          436.5
Selling, general and administrative
     expenses (a)                               404.0          396.1          398.7          385.9          370.1          372.0
Research and development                         56.1           51.4           56.5           58.5           53.8           53.8
Other charges, net                               17.2            8.6           64.7           19.2           74.0            2.8
Interest expense, net                            16.6           14.1           13.0            7.9            2.8            3.6
Earnings before taxes                           150.3(b)       188.4(c)        58.9(d)       135.0(e)        86.1(f)       203.7(g)
Income taxes                                     32.3           41.8            7.4           41.4           18.8           60.9
Net earnings                                    118.0          146.6           51.5           93.6           67.3          142.8
Earnings per share:
        Basic                                    0.96           1.18           0.41           0.75           0.53           1.14
        Diluted                                  0.95           1.18           0.41           0.75           0.53           1.13
Dividends declared per share                     0.68           0.66           0.64           0.61           0.54           0.47
Capital expenditures                             77.8           66.5           71.2           85.1           88.6           88.5
Depreciation and amortization                    71.5           72.0           74.8           73.1           62.8           57.8
                                          -----------    -----------    -----------    -----------    -----------    -----------

YEAR-END POSITION:
Working capital                           $     465.1    $     329.7    $     199.3    $     201.8    $     298.7    $     290.4
Property, plant and equipment, net              503.0          503.8          507.0          520.6          504.0          498.0
Total assets                                  1,548.5        1,507.3        1,488.3        1,363.2        1,279.6        1,295.8
Long-term debt                                  359.1          223.9          116.8          111.5           62.1           54.4
Total liabilities                               778.5          746.0          757.6          597.6          454.8          498.8
Stockholders' equity                            770.0          761.3          730.7          765.6          824.8          797.0
                                          -----------    -----------    -----------    -----------    -----------    -----------

OTHER RATIOS AND STATISTICS:
Net earnings (excluding other charges
     and accounting changes) as % of:
                Sales                            10.6           12.6           10.0           10.6           12.3           13.5
                Average total assets              8.6           10.3            8.1            8.8           10.1           11.8
                Average equity                   16.9           20.6           14.8           14.4           15.5           19.2
Average shares outstanding:
        Basic                                   122.6          123.8          124.3          125.1          126.3          125.1
        Diluted                                 123.7          124.7          124.8          125.7          127.5          126.7
Equity per share                          $      6.29    $      6.18    $      5.88    $      6.18    $      6.48    $      6.36
Number of employees at year-end                 9,400          8,800          8,600          8,900          8,500          8,500
Price range of stock during the year:
        High                              $     26.25    $     25.19    $     26.63    $     25.56    $     28.25    $     29.38
        Low                               $     17.94    $     17.13    $     15.75    $     19.38    $     20.75    $     19.63
                                          ===========    ===========    ===========    ===========    ===========    ===========

(a) Due to the adoption of EITF 00-10 in fiscal 2001, amounts have been restated to reclassify shipping costs from Selling, general and administrative expenses to Cost of sales.

(b) Includes Restructuring and other charges of $17.2 million or 11 cents per share (after pro forma tax effect).

(c) Includes Restructuring and other charges, net, of $12.0 million (including $3.4 million contained in Cost of sales) or 6 cents per share (after pro forma tax effect).

(d) Includes Restructuring and other charges of $89.4 million (including $24.7 million contained in Cost of sales) or 51 cents per share (after pro forma tax effect).

(e) Includes a one-time charge of $27.0 million or 22 cents per share (after pro forma tax effect) to write-off in-process research and development related to the Rochem acquisition, offset by $7.8 million or 4 cents per share (after pro forma tax effect) of other income, net.

(f) Includes a charge of $95.9 million (including $21.9 million contained in Cost of sales) or 50 cents per share (after pro forma tax effect) related to the Gelman merger, Restructuring and other charges.

(g) Includes a charge of $2.8 million or 1 cent per share (after pro forma tax effect) related to Gelman's environmental remediation costs.

CORPORATE DIRECTORY

Pall Corporation and Subsidiaries


SENIOR OFFICERS

Eric Krasnoff
Chairman and Chief Executive Officer

Jeremy Hayward-Surry
President

Donald Stevens
Executive Vice President

Marcus Wilson
Executive Vice President

John Adamovich, Jr.
Group Vice President, Treasurer and Chief Financial Officer


SENIOR OPERATING OFFICERS
Steven Chisolm
Charles Grimm
Heinz Ulrich Hensgen
Riichi Inoue
Paul Kohn
Neil MacDonald
John Miller
Samuel Wortham


BOARD OF DIRECTORS
Abraham Appel
Daniel Carroll
Ulric Haynes
John Haskell
Jeremy Hayward-Surry
Eric Krasnoff
Dr. Edwin Martin
Katharine Plourde
Heywood Shelley
Alan Slifka
Dr. Edward Snyder
Dr. James Watson


CORPORATE OFFICERS
Dr. Leonard Bensch
David Berger
Jane Block
Thomas Bormann
Christopher Donegan
Terry Flack
Stephen Geibel
Dr. Thomas Gsell
Dr. Richard Gutman
Richard Haas
Abbott Hilelson
Clifton Hutchings
Patricia Iannucci
Sakae Isohata
Dr. Hyman Katz
William Palmer
Dr. John Pearson
Roberto Perez
Reed Sarver
Akio Satake
Gregory Scheessele
Dr. Saied Tousi

Mary Ann Bartlett
Corporate Secretary, Assistant General Counsel and Compliance Officer

Gilbert Weiner
General Counsel

                                                           CORPORATE INFORMATION
                                               Pall Corporation and Subsidiaries


CORPORATE HEADQUARTERS
2200 Northern Boulevard
East Hills, New York 11548
Telephone: 516.484.5400
Toll Free: 1.800.645.6532
Fax: 516.484.3649


PRINCIPAL PLANTS
Cortland and Long Island, New York
Fort Myers, New Port Richey and Pensacola, Florida
Covina, California
Putnam, Connecticut
Ann Arbor, Michigan
Fajardo, Puerto Rico
Beijing, China
Hamburg, Germany
Tipperary, Ireland
Ascoli, Italy
Tsukuba, Japan
Ilfracombe, Newquay, Portsmouth and Redruth,
  United Kingdom


AUDITORS
KPMG LLP, Melville, New York


REGISTRAR AND TRANSFER AGENT
EquiServe, L.P.

The transfer agent is responsible for shareholder records, changes of address, stock transfers, changes of ownership, issuance of stock certificates, and distribution of dividends and IRS Forms 1099.

Requests concerning these matters are most efficiently answered by contacting:

EquiServe, L.P.
P.O. Box 43012
Providence, Rhode Island 02940-3012
Telephone: 1.800.633.4236

INVESTOR RELATIONS
Investor relations inquiries should be directed to:
Diane Foster
Director of Investor Relations
Pall Corporation
25 Harbor Park Drive
Port Washington, New York 11050-4630
Telephone: 516.484.3600
Fax: 516.484.3649
E-mail: dfoster@pall.com

Information on company results can be obtained through conventional press coverage, SEC filings, or through Pall's web site at http://www.pall.com.


DIVIDEND REINVESTMENT PLAN

Pall Corporation's Dividend Reinvestment Plan allows shareholders to reinvest dividends and invest additional cash to purchase Pall Corporation Common Stock. You must be a registered shareholder with a minimum of 50 shares in order to participate. For more information, contact EquiServe, L.P., Pall's Transfer Agent, or Pall's Investor Relations Department.


FORWARD-LOOKING STATEMENTS

The term "forward-looking statement" is defined in the Federal securities laws to include: a statement containing a projection of revenues, income, capital expenditures or other financial items; a statement of the plans and objectives of management for future operations, products or services; a statement of future economic performance, or a statement of assumptions relating to the foregoing. All such forward-looking statements contained in this annual report are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: fluctuations in foreign currency exchange rates; regulatory approval and market acceptance of new technologies; changes in product mix and product pricing and in interest rates and cost of raw materials; the Company's success in enforcing its patents and protecting its proprietary products and manufacturing techniques; global and regional economic conditions and legislative, regulatory and political developments; and domestic and international competition in the Company's global markets. Additional information regarding these and other factors are included in the Company's reports filed with the U.S. Securities and Exchange Commission. Copies of such reports can be obtained, without charge, at: http://www.sec.gov.


TRADEMARKS

Pall, [PALL LOGO], AccuSep, AquaSep, Aria, Biodyne, Disc-Tube, Emflon, Filtron, FluoroTrans, HDC, Infuzor, Leukotrap, Mustang, Pallchek, PallSep, PMM, Profile, Septra, Supor, Ultipleat, Ultipor and Versapor are trademarks of Pall Corporation. (R) indicates a Pall trademark registered in the United States of America.

Design: Inc Design, incdesign.com

[PALL LOGO] Pall Corporation

Corporate Headquarters
2200 Northern Boulevard
East Hills, NY 11548-1289 USA

800.645.6532 toll free
516.484.5400 phone
516.484.3649 fax





Filtration. Separation. Solution. (SM)




Visit us on the Web at www.pall.com

--------------------------------------------------------------------------------
Select-A-FAX* 1.516.942.0523
for the latest information delivered to any fax machine, anywhere in the world. This automatic system operates 24 hours a day, seven days a week. Call
1.800.664.7255 from the USA.
--------------------------------------------------------------------------------

Pall Corporation has offices and plants throughout the world in locations including: Argentina, Australia, Austria, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Poland, Puerto Rico, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, United Kingdom, United States, and Venezuela. Distributors are located in all major industrial areas of the world.

(c) Copyright 2001, Pall Corporation.




                                   (graphics)